Form 10-K, Exhibit 13
period 1994-07-02
MANITOWOC CO INC
filed 1994-09-30
CIK 61986

EXHIBIT 13
                                                           1994 10-K


                     PORTIONS OF THE 1994 ANNUAL REPORT TO SHAREHOLDERS
                               OF THE MANITOWOC COMPANY, INC.
                                 INCORPORATED BY REFERENCE


                            QUARTERLY COMMON STOCK PRICE RANGE
           The company's common stock is traded on the New York Stock Exchange.
 Prior to May 27, 1993, the stock was traded over-the-counter on the NASDAQ National Market System.




                    1994                     1993                          1992
          ------------------------    ------------------------    -----------------------

Quarter      High    Low   Close        High    Low    Close        High    Low   Close
             ----   ----   -----        ----    ----   -----        ----   ----   -----
  1st       $33.25  $30.38  $31.50      $23.50  $19.00  $23.13      $21.00  $18.00  $18.00
  2nd        33.13   31.00   32.25       27.50   22.50   26.00       21.25   17.25   19.25
  3rd        32.38   27.75   27.75       29.50   24.88   28.00       23.75   19.38   22.00
  4th        28.25   24.88   25.13       32.50   27.75   32.25       24.50   21.25   21.88












              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                   OF OPERATIONS AND FINANCIAL CONDITION



     CONSOLIDATED

     During fiscal 1994, The Manitowoc Company's consolidated sales were down slightly to $275.4 million from $278.6 million in 1993. Sales were $246.4 million in 1992. The 1% decrease in 1994 sales was caused by a 13% decline in crane sales, which was not fully offset by a 14% increase in foodservice sales, and a 40% increase in marine sales.

     Overall, the gross margin percentage was 25%, up from 20% in 1993 and 22% in 1992. The gross margin in fiscal 1993 was adversely impacted by a $9.7-million crane inventory charge and a $4.3-million crane product liability settlement. Without these items, fiscal 1993 gross margin would have been 25%.

     Cost of goods sold, as computed using the last-in, first-out
(LIFO) method of accounting for inventories, was reduced in both fiscal 1994 and 1993 due to inventory quantity reductions. As a result of lower inventories, LIFO accounting added $1.7 million to net earnings in 1994 and $1.9 million in 1993. These increases were partially offset by increases in product liability, environmental and other general reserves of $0.7 million and $1.2 million, respectively.

     In fiscal 1993, the company adopted Statement of Financial
Accounting Standards (SFAS) No. 106 "Employer's Accounting For
Postretirement Benefits Other Than Pensions" and SFAS No. 109
"Accounting For Income Taxes" effective June 28, 1992. The cumulative effect of adopting these standards was recorded as a charge to earnings in 1993 of $8.0 million and $2.2 million for SFAS No. 106 and 109, respectively.

     Engineering, selling and administrative expenses were $46.8 million, down slightly from $47.4 million in 1993, but up 7% from $44.0 million in 1992. The Manitex relocation costs of $3.3 million increased administrative expenses in 1993.

     Operating earnings were $21.1 million in 1994, compared to $8.3 million in 1993 and $10.5 million in 1992. The drop in 1993 operating margin was caused by the unusual expenses described above.

     The effective income tax rate, exclusive of the effect of accounting changes, was 38%, up from 29% in 1993 and 1992. See Note 6 in the Notes To Consolidated Financial Statements for a reconciliation of the federal income tax at statutory rates and the provision for income taxes as reported.

     Net earnings increased substantially in 1994 to $14 million, compared to a loss of $3.9 million in 1993. The net earnings decline in 1993 was due to the crane inventory charges, a crane product liability settlement, the Manitex relocation expenses and the implementation of SFAS 106 and SFAS 109.

     [GRAPH NO. 1  --  Reversing a four-year decline, Manitowoc's
operating earnings rebounded to $21 million during fiscal 1994.   See
Appendix A]


     CRANES AND RELATED PRODUCTS

     Cranes and related products sales were down 13% to $156.3 million, compared to $178.6 million in 1993. Crane sales were $155.7 million in 1992. The 1994 decline in revenues was largely caused by a decline in large crawler crane orders that began late in the first half of the year. This decline was experienced at Manitowoc Engineering Company, our crawler crane manufacturer, and our company owned dealerships. The crane backlog was $46.5 million at the end of 1992, $57.7 million at the end of 1993, and $26.9 million at the end of 1994. Parts and service revenues were $36.2 million for the year compared to about $36.8 million in 1993 and 1992. Revenues from fleet rentals were $5.8 million in 1994, $8.8 million in 1993 and $4.9 million in 1992. Export sales were $44.3 million in 1994, compared to $54.6 million in 1993 and $31.2 million in 1992. In addition, foreign sales from our non-U.S. operations were $14.1 million, compared to $14.5 million in 1993 and $25.2 million in 1992.




     Crane segment operating earnings in fiscal 1994 were $2.3 million compared to losses of $5.3 million and $0.9 million in 1993 and 1992, respectively. Included in the 1993 loss were: a $3.3 million boom truck crane plant relocation charge, a $9.7 million charge for inventory write downs, and $4.3 million for a product liability settlement. Fiscal 1994 operating margins were adversely affected by losses in the boom truck crane and company owned dealership businesses, as well as costs incurred in the formation and start-up of West-Manitowoc.


     FOODSERVICE

     Foodservice products revenues were up 14% to $93.2 million. Fiscal 1993 sales of $81.4 million were up 10% from $74.2 million in 1992. The continued upward trend is due to steady growth in reach-in refrigerator and freezer sales, a generally improving North American ice machine market, a warmer than normal spring in 1994, and continued success of the new B-models introduced during the second quarter of fiscal 1993. Export sales were $11.4 million, up 14% and 36% from 1993 and 1992, respectively.

     Operating earnings in the foodservice segment jumped to $21.6 million in 1994, compared to $18.3 million in 1993, and $17.6 million in 1992, on continually increasing revenues. Operating margins have held steady at about 23% during this three-year period.


     MARINE

     Marine segment sales jumped 40% to $26.0 million, compared to $18.5 million in 1993. Fiscal 1992 sales were $16.5 million. The acquisition of the Toledo and Cleveland ship-repair operations in mid fiscal 1992 added $9.4 million to sales during the year, as well as adding $9.3 million to revenues in 1993 and $5.1 million in 1992. The Sturgeon Bay, Wisconsin, operation experienced a $7.3 million increase in sales in 1993 due to the pick-up associated with being at the top of the five-year cycle with respect to dry docking of the 1,000-foot vessels plying the Great Lakes, and a general increase in demand for ship repair.

     Fiscal 1994 saw a 313% increase in marine segment operating earnings, from $0.6 million in 1993 to $2.4 million. Comparable earnings for 1992 were $0.3 million. The increase in earnings over this three-year period reflect the much higher revenues and a more favorable product mix.

     [GRAPH NO. 2  --  In 1994, Manitowoc's gross margin improved $12
million, up 21% from $55.7 million in 1993.   See Appendix A]


     LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations was $37.0 million compared to $62.7 million in 1993, $28.3 million in 1992 and $6.5 million in 1991. Cash flow in 1991 was depressed by a $14.2 million increase in working capital (excluding cash and marketable securities), primarily from inventory increases. Subsequently, 1992, 1993, and 1994 cash flows were increased by working capital (excluding cash and marketable securities) reductions of $7.2 million, $45.5 million, and $16.8 million, respectively primarily due to lower inventories. The principal uses of cash in fiscal 1994 were $31.1 million to repurchase stock, $10.7 million for the purchase of Femco Machine Co., $5.3 million for capital expenditures, and $8.7 million for dividends.

     Cash and marketable securities were $30.1 million at year-end, down from $48.8 million in 1993 and $37.4 million in 1992.
Inventories were down to $31.2 million from $34.2 million in 1993, $64.9 million in 1992, and $84.3 million in 1991. The reduction is the result of a concerted and ongoing program to eliminate slow-moving and obsolete inventory, and improve inventory turns while enhancing our competitive position with respect to customer responsiveness.

     Since September 8, 1992, the board of directors has authorized the company to repurchase a total of 3 million shares of common stock. During 1994, the company repurchased 1.1 million shares of its common stock through open market purchases at an average cost of $29 per share. At the end of the year 762,000 shares remained under authorization.

     The Company continues to be debt free and expects that current cash reserves and future cash flow from operations will meet foreseeable liquidity requirements.

     The United States Environmental Protection Agency (EPA) has identified the company as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the Site) near Manitowoc, Wisconsin.

     Eleven of the potentially responsible parties have formed a group (the Lemberger Site Remediation Group, or LSRG) and have successfully negotiated with the EPA and Wisconsin Department of Natural Resources to settle the potential liability at the Site and fund the cleanup. Approximately 150 PRP's have been identified as having shipped substances to the Site.

     Recent estimates indicate that the total cost to clean up the site could be as high as $25 million; however, the ultimate remediation methods and appropriate allocation of costs for the Site are not yet final.

     Although liability is joint and several, the company's percentage share of liability is estimated to be 5% of the total cleanup costs, but could increase to 15% if no participation agreements are made between the LSRG and any other PRP's.

     In connection with this matter, the company expenses $1.6 million, $0.5 million and $0.9 million in 1994, 1993, and 1992, respectively, for its estimated portion of the cleanup costs. In addition, the company has notified its insurance carrier requesting reimbursement of incurred and future costs at the Site. Settlement of this claim is uncertain; a recent Wisconsin Supreme Court decision did not require an insurer to pay similar costs. Any recoveries from the insurance carrier will be recognized when received.

     In November 1992, the Financial Accounting Standards Board (FASB) issued Statement No. 112, "Employers' Accounting for Postemployment Benefits," which will be effective in fiscal year 1995. The adoption of this statement will have no impact on the company's consolidated financial statements.

     In May 1993, the FASB issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which will be effective in fiscal year 1995. The company expects the adoption of the new statement will not have a material effect on the company's consolidated financial statements.

 [GRAPH NO. 3 -- Although export shipments have risen and fallen in individual years, the general trend has remained upward over the past
five years.   See Appendix A]


                                                          ELEVEN-YEAR RECORD
                                           (In thousands, except shares and per share data)

                                     Eleven-Year Financial Summary & Business Segment Information



                             1994      1993      1992      1991      1990      1989      1988    1987     1986     1985      1984
                             ----      ----      ----      ----      ----      ----      ----    ----     ----     ----      ----
NET SALES:
 Cranes and related
    products             $156,253  $178,630  $155,743  $147,554  $117,464  $102,430  $ 81,593  $46,571  $ 65,111  $ 56,879 $ 63,059
 Foodservice               93,171    81,424    74,175    73,944    74,612    74,431    72,986   72,501    69,476    75,583   76,351
 Marine                    25,956    18,504    16,471    14,689    33,752    23,735    17,710  103,995    87,625    12,143   50,314
- - ------------------------------------------------------------------------------------------------------------------------------------
     Total               $275,380  $278,558  $246,389  $236,187  $225,828  $200,596  $172,289 $223,067  $222,212  $144,605 $189,724
- - ------------------------------------------------------------------------------------------------------------------------------------

Gross margin:           $ 67,924   $ 55,785  $ 54,443  $ 58,062  $ 54,366  $ 50,860  $ 37,033 $ 29,921  $ 28,332  $ 34,244 $ 47,617
- - ------------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM
  OPERATIONS:
 Cranes and related
    products            $  2,275   $ (5,261) $   (850) $  7,602  $  5,490  $ 3,454   $ (1,974)$  4,532 $ (45,000) $(13,485) $(7,991)
 Foodservice              21,637     18,311    17,585    17,364    19,387   18,468     17,203   17,910    17,735    26,357   28,717
 Marine                    2,447        593       278      (973)    6,497    3,416    (15,921)  (9,693)   (7,260)   (5,726)   1,631
 General corporate*       (5,274)    (5,296)   (6,545)   (5,734)   (6,094)  (5,623)    (4,744)  (3,628)   (6,026)      -        -
- - -----------------------------------------------------------------------------------------------------------------------------------
   Total                  21,085      8,347    10,468    18,259    25,280   19,715     (5,436)   9,121   (40,551)    7,146   22,357
Other income - net         1,494        582     1,104     2,233     5,077    4,527      4,187    7,510     8,154    11,591    6,229
- - -----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
  taxes on income         22,579     8,929    11,572    20,492    30,357    24,242     (1,249)  16,631   (32,397)   18,737   28,586
  Accounting changes          --    10,214        --        --        --        --        --        --        --        --       --
Provision (credit) for
  taxes on income          8,536     2,612     3,315     5,060     9,327     7,344     (1,341)   4,868   (18,587)    6,549   11,308
- - -----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)     $ 14,043   $(3,897)  $ 8,257   $15,432   $21,030   $16,898   $     92 $ 11,763 $ (13,810) $ 12,188  $17,278
- - -----------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
 Cranes and related
   products             $ 93,823  $105,750  $138,416  $136,995  $115,804 $  96,623   $ 75,217 $ 61,306 $  59,321  $ 84,215  $76,792
 Foodservice              31,460    29,526    25,608    28,019    24,168    26,074     27,449   33,486    28,465    30,749   29,277
 Marine                   16,726    16,720    19,253    18,009    22,683    32,451     24,049   41,366    24,824    24,866   28,662
 General corporate        43,839    56,015    41,829    35,983    50,143    61,966     82,374   94,628   147,028   104,596   85,754
- - -----------------------------------------------------------------------------------------------------------------------------------
   Total                $185,848  $208,011  $225,106  $219,006  $212,798  $217,114   $209,089 $230,786 $ 259,638  $244,426 $220,485
- - -----------------------------------------------------------------------------------------------------------------------------------

DEPRECIATION:
 Cranes & related
   products             $  4,211  $  3,875  $  4,053  $  3,691  $  2,895  $  2,953   $  3,000 $  2,972 $   3,441  $  4,027 $  4,755
 Foodservice               1,320     1,187     1,090       812       657       771        785      817       850       854      851
 Marine                      681       756       785       792       748       465      2,362    2,600     2,706     2,750    2,847
 General corporate *          61        44       196       234       431       380        327      303       433        --       --
- - -----------------------------------------------------------------------------------------------------------------------------------
   Total                $  6,273  $  5,862  $  6,124  $  5,529  $  4,731  $  4,569   $  6,474 $  6,692 $   7,430  $  7,631 $  8,453
- - -----------------------------------------------------------------------------------------------------------------------------------
NET CAPITAL EXPENDITURES:
 Cranes and related
   products             $  3,120  $  8,648  $  4,047  $  6,347  $  3,130  $  2,225   $  2,264 $  2,580 $   3,111  $  3,693 $  1,078
 Foodservice               2,300     2,152     1,099     2,797       748      (169)       229      201       338       753      571
 Marine                     (492)     (463)      500       113       197       108          1      112     1,334       624        6
 General corporate **        414       (39)     (508)   (2,955)       70       586        317       86       187        --       --
- - -----------------------------------------------------------------------------------------------------------------------------------
   Total                $  5,342  $ 10,298  $  5,138  $  6,302  $  4,145  $  2,750   $  2,811 $  2,979 $   4,970  $  5,070 $  1,655
- - -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE:
 Net earnings (loss)    $   1.61  $   (.40) $    .80  $   1.50  $   2.04  $   1.64   $    .01 $   1.08 $   (1.27) $   1.12 $   1.59
 Dividends                  1.00      1.00      1.00      1.00      2.00       .80        .80      .80       .80       .80      .80
 Stockholders' equity      11.61     13.06     16.04     16.20     15.66     15.63      14.86    15.70     15.39     17.35    17.07
Average shares
  outstanding              8,736     9,759    10,321    10,321    10,321    10,335     10,630   10,870    10,868    10,860   10,845
- - -----------------------------------------------------------------------------------------------------------------------------------

   Average shares outstanding:

           1994         8,736,594
           1993         9,759,387
           1992        10,320,847
           1991        10,320,994
           1990        10,321,249
           1989        10,335,066
           1988        10,630,104
           1987        10,870,357
           1986        10,867,617
           1985        10,859,978
           1984        10,844,989



 *Prior to 1986, all general corporate expenses were allocated to business segments.
**During 1991, certain assets were transferred from general corporate to the cranes and related products segment.


[GRAPH NO. 4 -- By reducing our asset base, Manitowoc is adding value to the company by making better use of its invested capital. See Appendix A]


                                                  CONSOLIDATED STATEMENT OF EARNINGS
                                       (In thousands, except per share and average shares data)
                                   For the Years Ended July 2, 1994, July 3, 1993 and June 27, 1992

                                       1994              1993              1992
                                       ----              ----              ----
EARNINGS:

 Net Sales                          $  275,380        $  278,558        $  246,389
                                   -----------       -----------       -----------
 Costs and expenses:
   Cost of sales                       207,456           222,773           191,946
   Engineering, selling, and
     administrative expenses            46,839            44,138            43,975
   Plant relocation costs                   --             3,300                --
                                   -----------       -----------       -----------
     Total costs and expenses          254,295           270,211           235,921
                                   -----------       -----------       -----------
 Earnings from operations               21,085             8,347            10,468
 Interest and dividend income            1,697             1,328             1,861
 Other expense - net                      (203)             (746)             (757)
                                   -----------       -----------       -----------
 Earnings before taxes on income
   and cumulative effect of
   accounting changes                   22,579             8,929            11,572
 Provision for taxes on income           8,536             2,612             3,315
                                   -----------       -----------       -----------
 Earnings before cumulative effect
   of accounting changes                14,043             6,317             8,257
 Cumulative effect of changes in
   accounting for postretirement
   medical benefits and income
   taxes, net of tax                        --           (10,214)               --
                                   -----------       -----------       -----------
 Net earnings (loss)                $   14,043        $   (3,897)            8,257
                                   -----------       -----------       -----------
PER SHARE DATA:

 Net earnings before cumulative
   effect of accounting changes     $     1.61         $     .65         $     .80
 Cumulative effect of accounting
   changes                                  --             (1.05)               --
                                   -----------       -----------       -----------
 Net earnings (loss)                $     1.61         $    (.40)        $     .80
                                   -----------       -----------       -----------
AVERAGE SHARES OUTSTANDING           8,736,594         9,759,387        10,320,847
                                   -----------       -----------       -----------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these statements.

[GRAPH NO. 5  --  Although net sales declined slightly in 1994,
Manitowoc's consolidated net sales have risen nearly $50 million, up 21.9% since 1990. See Appendix A ]



                                                      CONSOLIDATED BALANCE SHEETS
                                           (In thousands, except shares and per share data)
                                                  As of July 2, 1994 and July 3, 1993

                                                       1994           1993
                                                       ----           ----
ASSETS:

 CURRENT ASSETS:
   Cash and cash equivalents                      $   15,094      $  37,348
   Marketable securities                              15,008         11,488
   Accounts receivable, less
     allowances of $777 and $807                      42,589         49,623
   Inventories                                        31,240         34,200
   Prepaid expenses and other                          2,956          6,501
   Future income tax benefits                         10,770          8,841
                                                   ---------      ---------
     Total current assets                            117,657        148,001
                                                   ---------      ---------
   Intangibles and other - net                         4,859          3,030
   Property, plant and equipment - net                63,332         56,980
                                                   ---------      ---------
     Total assets                                  $ 185,848      $ 208,011
                                                   ---------      ---------

LIABILITIES AND STOCKHOLDERS' EQUITY:

 CURRENT LIABILITIES:
   Accounts payable and accrued expenses           $  53,784      $  52,884
   Income taxes payable                                4,859            128
   Product warranties                                  4,967          5,393
                                                   ---------      ---------
   Total current liabilities                          63,610         58,405
                                                   ---------      ---------
 NON-CURRENT LIABILITIES:
   Product warranties                                  3,129          2,712
   Deferred income taxes                               1,310          2,357
   Deferred employee expenses                         17,688         17,177
   Deferred income                                     3,811          5,765
   Other                                               2,441          2,159
                                                   ---------      ---------
     Total non-current liabilities                    28,379         30,170
                                                   ---------      ---------
 Commitments and contingencies

 STOCKHOLDERS' EQUITY:
   Common stock (10,887,847 shares
     issued in both years)                               109            109
 Preferred stock                                          --             --
 Additional paid-in capital                           31,115         31,115
 Cumulative foreign currency
   translation adjustments                              (410)          (569)
 Retained earnings                                   134,433        129,078
 Treasury stock, at cost                             (71,388)       (40,297)
                                                   ---------      ---------
   Total stockholders' equity                         93,859        119,436
                                                   ---------      ---------
     Total liabilities and stockholders' equity    $ 185,848      $ 208,011
                                                   ---------      ---------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these balance sheets.

[GRAPH NO. 6  --  With our tighter focus on improving the use of invested capital, Manitowoc has aggressively cut inventories by $50
million since 1991.   See Appendix A]



                                                 CONSOLIDATED STATEMENT OF CASH FLOWS
                                                            (In thousands)
                                   For the years ended July 2, 1994, July 3, 1993 and June 27, 1992


                                           1994        1993         1992
                                           ----        ----         ----
CASH FLOWS FROM OPERATIONS:

 Net earnings (loss)                  $  14,043   $   (3,897)    $   8,257
 Non-cash adjustments to income:
   Depreciation and amortization          6,401        6,048         6,300
   Deferred income taxes                 (2,976)      (1,449)          672
   Accounting changes                        --       10,214            --
   Plant relocation costs                    --        3,300            --
 Changes in operating assets and
  liabilities excluding effects
  of business acquisitions:
   Accounts receivable                    9,352        7,259       (12,457)
   Inventory                              6,438       30,660        19,740
   Other current assets                   3,592       (3,403)         (726)
   Current liabilities                    1,723       11,023           793
   Non-current liabilities                  669        1,606           642
   Deferred income                       (1,954)         736         5,029
   Non-current assets                      (293)         603            --
                                      ---------    ---------     ---------
 Net cash provided by operations         36,995       62,700        28,250
                                      ---------    ---------     ---------

CASH FLOWS FROM INVESTING:

 Proceeds from sale (purchase) of
  marketable securities - net            (3,520)      (5,994)        3,571
 Capital expenditures                    (5,342)     (10,298)       (5,138)
 Business acquisitions -
  net of cash acquired                  (10,685)          --        (2,593)
 Acquisition of other assets                 --           --        (2,270)
                                      ---------    ---------     ---------
 Net cash used for investing            (19,547)     (16,292)       (6,430)
                                      ---------    ---------     ---------

CASH FLOWS FROM FINANCING:

Dividends paid                           (8,688)      (9,762)      (10,321)
Treasury stock purchases                (31,091)     (30,518)           --
                                      ---------    ---------     ---------
Net cash used for financing             (39,779)     (40,280)      (10,321)
                                      ---------    ---------     ---------
Effect of exchange rate changes
  on cash                                    77         (686)          262
                                      ---------    ---------     ---------
Net change in cash and cash
  equivalents                           (22,254)       5,442        11,761
Balance at beginning of year             37,348       31,906        20,145
                                      ---------    ---------     ---------
Balance at end of year                $  15,094    $  37,348     $  31,906
                                      ---------    ---------     ---------

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid                        $      192    $      45     $      85
                                     ----------    ---------     ---------
Income taxes paid                    $    6,895    $   8,076     $   4,174
                                     ----------    ---------     ---------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these statements.

[GRAPH NO. 7 AND 8 -- Although net earnings have varied considerably during the past five years, Manitowoc has generated substantial cash flow to fund its business, make acquisitions, pay dividends, and
initiate a stock repurchase program.   See Appendix A]


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (In thousands, except shares and per share data)
         For the years ended July 2, 1994, July 3, 1993 and June 27, 1992


                                       1994           1993          1992
                                       ----           ----          ----
COMMON STOCK - SHARES OUTSTANDING

 Balance at beginning of year       9,146,501     10,320,847     10,320,847
 Treasury stock purchases          (1,063,654)    (1,174,346)            --
                                 ------------   ------------   ------------
 Balance at end of year             8,082,847      9,146,501     10,320,847
                                 ------------   ------------   ------------

COMMON STOCK - PAR VALUE:

 Balance at beginning of year    $        109   $        109   $        109
                                 ------------   ------------   ------------
 Balance at end of year          $        109   $        109   $        109
                                 ------------   ------------   ------------

ADDITIONAL PAID-IN CAPITAL:

 Balance at beginning of year    $     31,115   $     31,115   $     31,116
 Shares forfeited
  under stock plan - net                   --             --             (1)
                                 ------------   ------------   ------------
 Balance at end of year          $     31,115   $     31,115   $     31,115
                                 ------------   ------------   ------------

CUMULATIVE FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS:

 Balance at beginning of year    $       (569)  $      1,399   $        855
 Foreign currency translation
   adjustment                             159         (1,968)           544
                                 ------------   ------------   ------------
 Balance at end of year          $       (410)  $       (569)  $      1,399
                                 ------------   ------------   ------------
RETAINED EARNINGS:

 Balance at beginning of year     $   129,078   $    142,737   $    144,811
 Net earnings (loss)                   14,043         (3,897)         8,257
 Cash dividends, $1.00 per share       (8,688)        (9,762)       (10,331)
                                 ------------   ------------   ------------
 Balance at end of year           $   134,433   $    129,078   $    142,737
                                 ------------   ------------   ------------

TREASURY STOCK:

 Balance at beginning of year     $   (40,297)  $     (9,779)  $     (9,779)
 Treasury stock purchases             (31,091)       (30,518)            --
                                 ------------   ------------   ------------
 Balance at end of year           $   (71,388)  $    (40,297)  $     (9,779)

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these statements.

[GRAPH NO. 9 -- Since beginning a stock buy-back program in September, 1992, Manitowoc has repurchased 2.2 million shares, thereby increasing the equity of our remaining shareholders. See Appendix A]




SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(in thousands)


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the company and its wholly owned domestic and non-U.S. subsidiaries. Significant intercompany balances and transactions have been eliminated.

FISCAL YEAR

     The company's fiscal year ends on the Saturday nearest June 30. In August, 1994, the Board of Directors approved a change in its fiscal year end to December 31.

INVENTORIES

     Inventories are stated at the lower of cost or market as described in Note 4. Advance payments from customers are netted against inventories to the extent of related accumulated costs. Advance payments at July 2, 1994 and July 3, 1993 were $2,063 and $3,846, respectively. Advance payments received in excess of related costs on uncompleted contracts are classified as accrued expenses.

REVENUE RECOGNITION

     Revenues and expenses in all three segments are generally recognized upon shipment. Revenues and costs on contracts for long-term projects are recognized on the percentage-of-completion method, commencing when work has progressed to a state where estimates are reasonably accurate. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to income resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on such contracts are recognized in full when they are identified. During fiscal 1994 and 1993, there were no such long-term projects.

FOREIGN CURRENCY TRANSLATION

     The financial statements of the company's non-U.S. subsidiaries are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted average exchange rate for the year. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is depreciated over the estimated useful lives of the assets. The company adopted the straight-line depreciation method for financial statement purposes for all property acquired after June 29, 1991. Property acquired prior to June 30, 1991, is depreciated using the sum-of-the-years-digits method.

INTANGIBLE ASSETS

     Costs in excess of net assets of businesses acquired are amortized on the straight-line basis over their estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the company uses an estimate of the related business's discounted net cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable. Intangible assets at July 2, 1994 and July 3, 1993 were $4,208 and $2,550, respectively, net of accumulated amortization of $1,314 and $1,186, respectively.




RESEARCH AND DEVELOPMENT

     Research and development costs are charged to expense as incurred and amount to $2,439, $2,209, and $3,582 in 1994, 1993, and 1992,
     respectively.

NET EARNINGS PER COMMON SHARE

     Net earnings per common share is based on weighted average shares outstanding during each year.

STATEMENT OF CASH FLOWS

     All short-term investments purchased with an original maturity of three months or less are considered cash equivalents.

RECLASSIFICATIONS
     Certain reclassifications have been made to the financial statements of prior years to conform to the presentation for 1994.






NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except shares and per share data)


1
______________________________________________________________________
ACCOUNTING CHANGES

a.Postretirement Benefits  -  During the third quarter of fiscal
  1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", effective June 28, 1992. The standard requires that the expected cost of postretirement health care benefits be charged to expense during the years that employees render service. In applying the pronouncement, the company recorded a one-time, non-cash, pre-tax charge against earnings as of the beginning of fiscal year 1993 of $13,073 as a change in accounting principle. On an after-tax basis, this charge was $7,974 or $.82 per share.

b.Income Taxes  -  In the third quarter of 1993, the company adopted
  SFAS No. 109 "Accounting for Income Taxes", effective June 28, 1992. Under the liability method prescribed by SFAS 109, deferred taxes are provided, based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. The cumulative effect of adopting the standard was recorded as a change in accounting principle at the beginning of fiscal 1993, with a charge to earnings of $2,240 or $.23 per share.



2
____________________________________________________________________
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows:


                                            1994       1993
                                            ----       ----
Land                                      $  3,812  $  3,424
Buildings                                   62,797    64,109
Drydocks and dock fronts                    22,040    22,040
Machinery, equipment and tooling            86,816    74,974
Construction in progress                     3,546     3,548
                                          --------  --------
  Total cost                               179,011   168,095
Less accumulated depreciation             (115,679) (111,115)
                                          --------  --------
Property, plant and equipment - net       $ 63,332  $ 56,980
                                          --------  --------

3
______________________________________________________________________
MARKETABLE SECURITIES AND LINES OF CREDIT

Marketable securities are stated at cost, which approximates market value. At July 2, 1994, bank lines of credit aggregating $14,000 were available to the company. The company has agreed to maintain average unrestricted compensating balances ranging from 4.5% to 5.0% for each line. There were no outstanding borrowings against these lines at the end of any of the years presented.

In May 1993, the Financial Accounting Standards Board issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity
Securities." SFAS No. 115 sets forth the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

The company is required to adopt the new accounting and disclosure rules contained in SFAS No. 115 effective July 3, 1994, as a change in accounting principle. Based on a preliminary review, the company expects the adoption of the new standard will not have a material effect on the company's consolidated results of operations.



4
______________________________________________________________________
INVENTORIES

The components of inventory and their valuation methods are summarized as follows:

                                             1994      1993
                                             ----      ----
  Components:
     Raw materials                       $  11,275 $  12,512
     Work-in-process                        19,463    19,262
     Finished goods                         20,787    24,887
                                         --------- ---------
       Total inventories at FIFO costs      51,525    56,661
  Excess of FIFO costs over LIFO value     (20,285)  (22,461)
                                         --------- ---------
       Total inventories                 $  31,240 $  34,200
                                         --------- ---------

Inventory is carried at lower of cost or market using the first-in, first-out (FIFO) method for 61% and 47% of total inventory for 1994 and 1993, respectively. The remainder of the inventory is costed using the last-in, first-out (LIFO) method.

A portion of the inventory represents inventory held for sale or lease; $249 in 1994 and $937 in 1993. The cost of this inventory is amortized to cost of sales as a percentage of lease revenue.
Accumulated amortization on such inventory at July 2, 1994, and July 3, 1993, was $18 and $101, respectively.

Inventory quantity reductions during 1994 and 1993 resulted in lower cost of goods sold computed under the LIFO method due to lower costs prevailing in prior periods. The increase in net earnings for 1994 and 1993 was $ 1,726 and $1,897, respectively.







5
______________________________________________________________________
ACCOUNTS PAYABLE AND ACCRUED EXPENSES


Accounts payable and accrued expenses are summarized as follows:

                                            1994       1993
                                            ----       ----
Trade accounts payable                    $ 17,305  $ 22,890
Customer progress payments                   4,146     5,666
Vacation accrual                             3,137     3,014
Profit sharing                               6,576     5,225
Product liability                            7,175     4,655
Miscellaneous accrued expenses              15,445    11,434
                                          --------  --------
  Total                                   $ 53,784  $ 52,884
                                          --------  --------





6
______________________________________________________________________

INCOME TAXES

The company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109.
This new standard requires that a deferred tax be recorded to reflect the tax expense (benefit) resulting from the recognition of temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. This standard was adopted effective June 28, 1992, using the cumulative catch-up method. At July 2, 1994, unamortized deferred investment tax credits were $ 699. In addition, United States income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considerd to be permanently invested. At July 2, 1994, the amount of unremitted earnings of the foreign subsidiaries totaled $11,764.


Components of earnings before income taxes and the cumulative effect of accounting changes are as follows:

                                            1994       1993      1992
                                            ----       ----      ----
Earnings before income taxes:
  Domestic                               $  22,089  $  8,348  $ 10,027
  Foreign                                      490       581     1,545
                                          --------  --------  --------
     Total                               $  22,579  $  8,929  $ 11,572
                                          --------  --------  --------

Provision (benefit) for taxes on income before the cumulative effect of accounting changes are as follows:

                                            1994       1993      1992
                                            ----       ----      ----
  Current:
     Federal                              $  9,138  $  2,812  $  2,091
     State                                   2,358       821       220
     Foreign                                    16       428       332
                                          --------  --------  --------
       Total current                        11,512     4,061     2,643
                                          --------  --------  --------
  Deferred:
     Federal and state                      (3,120)   (1,138)      484
     Foreign                                   144      (311)      188
                                          --------  --------  --------
       Total deferred                       (2,976)   (1,449)      672
                                          --------  --------  --------
Provision for taxes on income             $  8,536  $  2,612  $  3,315
                                          --------  --------  --------


Federal income tax at statutory rates and the provision for income taxes as reported are reconciled as follows:


                                             1994      1993       1992
                                             ----      ----       ----
Federal income tax at statutory rate      $  7,903  $  3,036  $  3,935
State income taxes, net of federal
  income tax benefit                         1,140       656       395
Tax-exempt investment income                    --       (37)     (328)
Investment tax credit                          (96)     (144)     (189)
Tax-exempt FSC income                         (515)     (355)     (230)
Adjustments to prior years'
  income tax accruals                           --        --      (100)
Realization of state net operating and
  general business credit carryforwards         --      (477)     (242)
Other items                                    104       (67)       74
                                          --------  --------  --------
Provision for taxes on income             $  8,536  $  2,612  $  3,315
                                          --------  --------  --------

The deferred income tax accounts for 1994 and 1993 reflect the impact of temporary differences between the value of assets and liabilities for financial reporting purposes and their related value as measured by the tax laws.


A summary of the deferred tax accounts at July 2, 1994, and July 3, 1993, is as follows:


                                                                          1994                1993
                                                                          ----                ----
Current deferred assets:
  Differences between book and tax bases of inventories               $   2,068           $  1,581
  Differences between book and tax bases of receivables                     291                336
  Product warranty reserves                                               2,183              1,932
  Product liability reserves                                              2,818              1,798
  Other employee related benefits and allowances                          1,561              1,414
  Other reserves and allowances                                           1,849              1,780
                                                                      ---------           --------
  Total current deferred assets                                       $  10,770           $  8,841
                                                                      ---------           --------
Non-current deferred assets and (liabilities):
  Differences between book and tax bases of fixed assets              $  (8,815)          $ (8,928)
  Postretirement benefits other than pensions in
     excess of tax deductions                                             7,094              6,343
  Severance benefits in excess of tax deductions                            533                518
  Provisions for long-term product warranty reserves                      1,225              1,063
  Deferred investment tax credit                                           (699)              (795)
  Other reserves in excess of tax expense                                  (648)              (558)
                                                                      ---------           --------
  Total non-current deferred assets and (liabilities)                    (1,310)            (2,357)
                                                                      ---------           --------


The information presented above is in accordance with SFAS No. 109 for the years ended July 2, 1994 and July 3, 1993. The following table identifies the deferred tax items which were part of the company's tax provision for the year ended June 27, 1992:

                                                   1992
                                                   ----
  Deferred DISC income                            $ (17)
  Product warranties                                (35)
  Product liability                                  97
  Depreciation                                    1,143
  Severance costs                                  (331)
  Other items                                      (185)
                                                  -----
  Provision for deferred income taxes             $ 672
                                                  -----



7
______________________________________________________________________
ACQUISITIONS

During the third quarter of fiscal 1994, the company acquired the assets of Femco Machine Co. for $ 10,685 in cash. Femco Machine Co. is a manufacturer of parts for cranes, draglines, and other heavy equipment. The acquisition was accounted for under the purchase method of accounting. The preliminary estimate of the excess of the cost over the fair value of net assets acquired is $1,659, and is being amortized over 25 years.

During the third quarter of fiscal 1992, the company acquired the assets of Merce Industries, Inc. for $2,593 in cash. Merce Industries, Inc. operates the ship repair facility owned by the Port Authority of Toledo, Ohio, and had similar operations in Cleveland. The acquisition has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair market values as of the date of acquisition. The $1,310 excess of the purchase price over the valuation of the net assets acquired is being amortized on a straight-line basis over 40 years.

Femco's and Merce's results of operations subsequent to the date of acquisition are included in the Consolidated Statements of Earnings. Pro forma results of operations are not presented as the amounts do not significantly differ from historical company results.



8
______________________________________________________________________
STOCKHOLDERS' EQUITY

Authorized capitalization consists of 35,000,000 shares of $.01 par value common stock and 3,500,000 shares of $.01 par value preferred stock. None of the preferred shares have been issued. Pursuant to a Rights Agreement dated September 5, 1986, each common share carries with it a Right to purchase additional stock. The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the common stock by a person or group, or the commencement of a tender offer for 30% or more of the common stock. In the event a person or group actually acquires 30% or more of the common stock, or if the company is merged with an acquiring person, each Right permits the holder to purchase for $45 common stock having a market value of $90. The Rights expire on September 19, 1996, and may be redeemed by the company for $.05 per Right (in cash or stock) under certain circumstances.

On September 8, 1992, the Board of Directors authorized the company to repurchase up to 1.5 million shares of its common stock. In addition, on January 11, 1994 and February 1, 1994, the Board of Directors authorized the repurchase of an additional 500,000 and 1,000,000 shares, respectively. Such repurchases will be in open market or privately negotiated purchases, as the company may determine from time to time. As of July 2, 1994, a total of 2,238,000 shares were purchased pursuant to these authorizations.




9
______________________________________________________________________
RETIREMENT AND HEALTH CARE PLANS

The company provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees. Company contributions to the plans are based upon formulas contained in such plans. The company also established, in 1989, a defined contribution plan in which the company matches 25% of participant contributions up to a maximum of 5% of a participant's compensation. Total costs incurred in 1994, 1993, and 1992, were $4,981, $4,896, and $2,385, respectively.

The company maintains an employee benefit trust through which group health benefits are funded. Company contributions to the trust were $4,790 in 1994, $4,450 in 1993, and $5,167 in 1992.

The company also provides certain health care benefits for eligible retired employees. Substantially all of the company's domestic employees hired before January 1, 1990, may become eligible for these benefits if they reach a normal retirement age while working for the company and satisfy certain years of service requirements.

The components of the 1994 and 1993 periodic postretirement benefit cost are as follows:


                                                       1994         1993
                                                       ----         ----
  Service cost - benefits earned during the year    $   230      $   237
  Interest cost on accumulated postretirement
     benefit obligation                               1,279        1,282
                                                    -------      -------
  Net periodic postretirement benefit cost          $ 1,509      $ 1,519
                                                    -------      -------

The components of the accumulated postretirement benefit obligation at July 2, 1994, and July 3, 1993, are as follows:

                                                      1994         1993
                                                      ----         ----
  Retirees                                        $ 10,778     $ 11,314
  Active participants                                6,228        5,863
  Unrecognized gain                                    682           --
                                                  --------     --------
  Accumulated postretirement
     benefit obligation                           $ 17,688     $ 17,177
                                                  --------     --------

The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation begins at 11% in 1993, decreases 1% per year to 6% for 1998, and remains at that level thereafter. Increasing the assumed medical trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation by $2,213 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by $239.

The discount rate used in determining the accumulated postretirement benefit obligation is 8% compounded annually. The plan is unfunded.

Retiree health care expense under the cash basis was not material in 1992.




10
______________________________________________________________________
LEASES

In February 1992, the company entered into a sale/leaseback arrangement covering substantially all of its crawler crane and boom truck crane rental fleets. The initial sale totaled $25,641. Subsequently, terminations of $10,524, $6,717, and $ 1,774, and sales of $6,286, $17,940, and $6,254 for 1994, 1993, and 1992, respectively, were made under this arrangement. The leaseback agreements for the fleet cover terms of 5 and 7 years and are being accounted for as operating leases. The gains on the sales of the fleet inventory were deferred and are being recognized over the term of the leases or at the time the inventory is otherwise sold to third parties.

The company leases various other property, plant and equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property.

Rental expense attributable to operating leases, including the sale/leaseback arrangements, was $7,816 in 1994, $7,480 in 1993, and $2,635 in 1992. Total minimum rental obligations under noncancellable operating leases, as of July 2, 1994, aggregated $39,067 and were payable as follows:


     1995.......$ 7,168            1998............$ 4,903
     1996.......$ 6,931            1999............$ 3,558
     1997.......$ 6,127            Thereafter......$10,380


11
______________________________________________________________________
BUSINESS SEGMENT INFORMATION

The company's business segments operate in both domestic and international markets. The cranes and related products segment is tied most closely to energy and infrastructure projects throughout the world. Foodservice products serve the lodging, restaurant, healthcare, and convenience store markets, which are impacted by demographic changes and business cycles. The marine segment provides repair services to foreign and domestic vessels operating on the Great Lakes.

Information concerning the company's operations in various businesses for the three years ended July 2, 1994, is presented on page 12. Export shipments were approximately $57 million in 1994, $65 million in 1993, and $40 million in 1992. Foreign sales, operating earnings, and identifiable assets for 1994 are $14.1 million, $0.2 million, and $11.8 million, respectively.


12
______________________________________________________________________
CONTINGENCIES

The United States Environmental Protection Agency (EPA) has identified the company as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the Site) near Manitowoc, Wisconsin.

Eleven of the potentially responsible parties have formed a group (the Lemberger Site Remediation Group, or LSRG) and have successfully negotiated with EPA and Wisconsin Department of Natural Resources to settle the potential liability at the Site and fund the cleanup. Approximately 150 PRP's have been identified as having shipped substances to the Site.

Recent estimates indicate that the total cost to clean up the Site could be as high as $25 million, however, the ultimate remediation methods and appropriate allocation of costs for the Site are not yet final.

Although liability is joint and several, the company's percentage share of liability is estimated to be 5% of the total cleanup costs, but could increase to 15% if no participation agreements are made between the LSRG and any other PRP's.

In connection with this matter, the company expensed $1.6 million, $0.5 million, and $0.9 million in 1994, 1993, and 1992, respectively, for its estimated portion of the cleanup costs. In addition, the company has notified its insurance carrier requesting reimbursement of incurred and future costs at the Site. Settlement of this claim is uncertain; a recent Wisconsin Supreme Court decision did not require an insurer to pay similar costs. Any recoveries from the insurance carrier will be recognized when received.

The company is involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on the consolidated financial statements.

As of July 2, 1994, 35 product related lawsuits were pending. Of these, 13 occurred between 1985 and 1990 when the company was completely self-insured. The remaining lawsuits occurred subsequent to June 1, 1990, at which time the Company has insurance coverages ranging from a $5.5 million self-insured retention with a $10.0 million limit on the insurer's contribution in 1990, to the current $1.0 million self-insured retention and $16.0 million limit.

Product liability reserves at July 2, 1994 are $7.2 million; $3.9 million reserved specifically for the 35 cases referenced above, and $3.3 million for incurred but not reported claims. These reserves were estimated using actuarial methods. The highest current reserve for a non-insured claim is $.4 million, and $.9 million for an insured claim. Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured claims.



MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Company management is responsible for the integrity of this annual report's financial statements. Those statements were prepared in accordance with general accepted accounting principles. Where necessary, amounts are based on judgments and estimates by management. All financial information in this report matches the financial statements.

The company maintains an internal accounting system designed to provide reasonable assurance that assets are safeguarded and that books and records reflect only authorized transactions.

To further safeguard assets, the company has established an Audit Committee composed of directors who are neither officers nor employees of the company. The Audit Committee is responsible for reviewing the company's financial reports and accounting practices. The Audit Committee meets periodically with the company's independent accountants.

The company's independent accountants provide an objective examination of the company's financial statements. They evaluate the company's system of internal controls and perform tests and other procedures necessary to express an opinion on the fairness of the presentation of the consolidated financial statements.


     /s/  Fred M. Butler                            /s/  Robert R. Friedl
     -----------------------------------        --------------------------
     President & Chief Executive Officer           Chief Financial Officer








REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - ----------------------------------------

To The Manitowoc Company, Inc.:
We have audited the accompanying consolidated balance sheets of The Manitowoc Company, Inc. (a Wisconsin corporation) as of July 2, 1994 and July 3, 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended July 2, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Manitowoc Company, Inc. as of July 2, 1994 and July 3, 1993, and the results of operations and its cash flows for each of the three fiscal years in the period ended July 2, 1994, in conformity with generally accepted accounting principles.

As explained in Note 1 to the Consolidated Financial Statements, effective June 28, 1992, the company changed its method of accounting for retiree health care benefits and income taxes.


/s/   Arthur Andersen LLP
- - ---------------------------------
Milwaukee, Wisconsin
July 28, 1994





OTHER SHAREHOLDER INFORMATION

Independent Public Accountants
- - ------------------------------
Arthur Andersen LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202


Stock Transfer Agent & Registrar
- - --------------------------------
First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, New Jersey  07303-2500


Annual Meeting
- - --------------
The annual meeting of Manitowoc shareholders will be held at 9:00 a.m. CST, Tuesday, November 1, 1994, in the office area at the company's South Works facility, 2401 South 30th Street, Manitowoc, Wisconsin.
We encourage shareholders to participate in this meeting in person or by proxy.


Stock Listing
- - -------------
Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.

Quarterly common stock price information for our three most recent fiscal years can be found on page 1 of this annual report.


Manitowoc Shareholders
- - ----------------------
At the end of fiscal 1994, 8,082,847 shares of Manitowoc common stock were outstanding. At such date, there were approximately 2,400 shareholders of record.

Although the majority of Manitowoc shareholders reside in Wisconsin, other shareholders reside throughout the United States, Canada, Mexico, and several overseas locations.


Form 10-K Report
- - ----------------
Each year, Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in this annual Report to Shareholders.

A copy of Form 10-K, as filed with the Securities and Exchange
Commission for fiscal 1994, may be obtained by any shareholder, without charge, upon written request to:

     E. Dean Flynn
     Secretary
     The Manitowoc Company, Inc.
     700 East Magnolia Avenue, Suite B
     P. O. Box 66
     Manitowoc, Wisconsin  54221-0066


Dividends
- - ---------
Common stock dividends are usually considered in conjunction with quarterly meetings of Manitowoc's board of directors.


Dividend Reinvestment and Stock Purchase Plan
- - ---------------------------------------------
The Dividend Reinvestment and Stock Purchase Plan provides a convenient method to acquire additional shares of Manitowoc stock through the investment of quarterly dividends. Shareholders may also purchase shares by investing cash as often as once a month in varying amounts from $10 up to a maximum of $60,000 each calendar year.

Participation is voluntary, and all fees associated with stock purchases under these plans are paid for by Manitowoc.

To receive an information booklet and enrollment form, please contact First Chicago Trust Company of New York at the address listed at far left.




                 SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (Unaudited)
          The table below presents quarterly data for fiscal years 1994 and 1993
                          (In thousands, except per share data)



                                           1994                                     1993
                     -----------------------------------------    ---------------------------------------
                        First      Second    Third     Fourth        First    Second     Third    Fourth
                       ------      ------    ------    ------       ------    ------    ------    ------

Net sales              $ 61,056  $ 67,772  $ 60,606  $ 85,946      $ 61,825  $ 53,292  $ 62,868  $100,573
Gross margin             16,776    15,681    14,405    21,062        16,310     9,009     5,243    25,223
Earnings (loss) before
 cumulative effect of
  accounting changes      4,088     3,088     1,600     5,267         3,851      (924)   (4,772)    8,162

Net earnings (loss)       4,088     3,088     1,600     5,267        (6,363)     (924)   (4,772)    8,162

Per common share:
 Earnings (loss) before
  cumulative effect of
   accounting changes       .45       .35       .19       .64           .37     (.07)     (.49)       .84

 Net earnings (loss)        .45       .35       .19       .64          (.62)    (.11)     (.49)       .84

 Dividends                  .25       .25       .25       .25           .25      .25       .25        .25




                                                           EXHIBIT 13
                                                           1994 10-K


                      EXHIBIT 13  -  APPENDIX A

                                                    Cross Reference or
Graph No.    Description of Graph                  Narrative Discussion
- - ---------    --------------------                  ---------------------

   1         Bar Graph of Consolidated
             Operating Earnings for 1990-1994     See "Eleven-Year Record"

   2         Bar Graph of Consolidated
             Gross Margins for 1990-1994          See  "Eleven-Year Record"

   3         Bar Graph of Consolidated            Graph shows export shipments
             Export Shipments for 1990-1994       of $28 million, $42 million,
                                                  $40 million, $65 million,
                                                  and $57 million for 1990,
                                                  1991, 1992, 1993, and 1994,
                                                  respectively.

   4         Bar Graph of Total Identifiable
             Assets for 1990-1994                 See "Eleven-Year Record"

   5         Bar Graph of Consolidated Net
             Sales for 1990-1994                  See  "Eleven-Year Record"

   6         Bar Graph of Consolidated            Graph shows that inventories
             Inventories for 1990-1994            rose from $76.3 million in
                                                  1990, to a high of $84.3
                                                  million in 1991 and have
                                                  steadily declined (1992 -
                                                  $64.5 million, 1993 -
                                                  $34.2 million) to the
                                                  current level of $31.2 million
                                                  in 1994.

   7         Bar Graph of Consolidated Net
             Earnings for 1990-1994               See  "Eleven-Year Record"

   8         Bar Graph of Net Cash Provided       See  "Consolidated Statements
             for 1990-1994                        of Cash Flows" for fiscal
                                                  years 1992-1994.  The net cash
                                                  provided by operations for
                                                  fiscal years 1990 and 1991 is
                                                  $14.2 million and $6.5
                                                  million, respectively.

   9         Bar Graph of Share of Common         See  "Consolidated Statements
             Stock Outstanding for 1990-1994      of Stockholders' Equity" for
                                                  fiscal years 1992-1994.  The
                                                  shares of Common Stock
                                                  outstanding is $10.3 million
                                                  for fiscal years 1990 and
                                                  1991.