Form 10-K, Exhibit 13
period 1995-12-31
MANITOWOC CO INC
filed 1996-04-01
CIK 61986



                                          PORTIONS OF THE 1995 ANNUAL REPORT TO SHAREHOLDERS
                                              OF THE MANITOWOC COMPANY, INC. INCORPORATED
                                                             BY REFERENCE


                                                  QUARTERLY COMMON STOCK PRICE RANGE


                  Year Ended        Transition Period Ended          Year Ended                   Year Ended
              December 31, 1995        December 31, 1994           July 2, 1994                 July 3, 1993
             -------------------    -----------------------     --------------------         ---------------------

              High   Low   Close       High   Low   Close       High    Low     Close        High    Low    Close
1st Quarter  $25.00 $21.00 $24.88    $27.00 $24.00  $27.00      $33.25  $30.38 $31.50       $23.50  $19.00  $23.13
2nd Quarter   28.88  24.88  28.88     26.88  21.50   21.63       33.13   31.00  32.25        27.50   22.50   26.00
3rd Quarter   30.00  26.88  29.63        --     --      --       32.38   27.75  27.75        29.50   24.88   28.00
4th Quarter   30.63  28.13  30.63        --     --      --       28.25   24.88  25.13        32.50   27.75   32.25


The company's common stock is traded on the New York Stock Exchange.
Prior to May 27, 1993, the stock was traded over-the-counter on the NASDAQ National Market System.




              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                   OF OPERATIONS AND FINANCIAL CONDITION



Results of Operations for the Period Ended December 31, 1995,
Transition Period Ended December 31, 1994 and Fiscal Years Ended July 2, 1994 and July 3, 1993.

The Manitowoc Company and its subsidiaries manufacture and distribute products as well as provide customer support services to a broad range of capital goods markets, both domestically and internationally.
These markets include: foodservice equipment for restaurants, hotels, and other institutions; cranes for commercial construction and cargo handling; and ship-repair, construction, and conversion, primarily for Great Lakes and inland waterway carriers. Acquisitions and corporate restructuring have significantly affected these operating segments in terms of sales, earnings, economic value-added (EVA(TM)), and their relative operational and financial importance to the company going forward. Additional information on these business segments is presented on pages 6 through 17.

     On August 9, 1994, the board of directors changed the company's fiscal year-end from the Saturday nearest to June 30 of each calendar year to December 31 of each calendar year. Such change in fiscal years resulted in a transition period from July 3, 1994 through December 31, 1994. Results of operations for the transition period are presented in the company's consolidated financial statements in this Annual Report.

     This Management's Discussion and Analysis, as well as certain other parts of this Annual Report, contain forward looking statements that involve a number of risks and uncertainties. Such statements are based on management's current expectations. The company cautions that such statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following factors for each of the company's three businesses: Foodservice - demographic changes affecting the number of women in the workforce and the growth in population and household incomes; serving large restaurant chains as they expand their global operations; specialty foodservice market growth; and the demand for equipment suitable for small kiosk-type locations; Cranes and Related Products - innovative product development acceptance by the market; the cyclical nature of the construction industry; growth in the world market for heavy cranes; competitive pricing pressures for heavy cranes; and the demand for used equipment in developing economies; Marine - shipping volume fluctuations based on performance of the steel industry; five-year drydocking schedule; and reducing seasonality through non-marine repair work.

Market Conditions

North American economic conditions for all three of the company's business segments improved in 1995 compared with fiscal 1994. The company believes that continued growth in the restaurant industry, particularly among high volume chains; expansion of fast food franchises into non-traditional locations such as automobile service stations; growth in health care facilities; and continued recovery in the hotel and lodging industry were primary contributors to higher foodservice equipment demand in nearly all market areas in North American during 1995.

     With the notable exception of its truck-mounted telescopic cranes and the introduction of its newest self-erecting, lattice-boom crawler crane, the Model 888, an anemic market in heavy construction equipment continues to moderate growth for most crane and related products units of the company. Despite the well documented need for a rebuilding of America's infrastructure- which could drive a recovery of this business segment - federal, state, and local funding for much needed projects was limited in 1995, as it has been for the past several years.

     Near capacity utilization of U.S. and Canadian maritime fleets on the Great Lakes, reflecting the general economic strength of the heavy industry and manufacturing sectors of the economy in 1995, provided strong demand for ship repair and scheduled fleet maintenance at the company's facilities in Toledo and Cleveland, Ohio and Sturgeon Bay, Wisconsin.

     Non-U.S. sales showed improvement during 1995. The Pacific Rim continues to drive sales of refrigeration equipment outside the U.S. Strong hotel and chain restaurant demand for refrigeration and ice-making equipment could well continue through the end of the decade. Lifestyle changes in the Asia-Pacific markets, some of which are beginning to mirror cultural preferences in the U.S. for frozen and refrigerated products, are contributing to strong growth trends for our restaurant products in these markets. Our strategic alliance and partnership with Hangzhou Household Electric Appliances in the People's Republic of China anticipated these trends and should add measurably to our international presence and position in the Asian markets. Our new distribution center in Rotterdam, Holland, helped increase ice machine sales by 50% in Europe in 1995 despite the market's less than robust economic picture. Although European industry sales of cranes continued at the depressed levels of the past several years, and Asia proved highly competitive, sales of refurbished crane products into less developed countries proved encouraging and may become another factor driving replacement orders domestically. Marine repair and maintenance remains primarily a domestic source of revenue although the North American Free Trade Agreement has provided increased potential service access to the large fleet of Canadian vessels sailing the Great Lakes.

     The North American general economy continued strong in 1995 and, in our opinion, could likely remain as such for most of 1996, at least through this year's U.S. elections. Continued economic strength, coupled with related gains in corporate profits and strong employment growth, stimulated spending on durable goods in 1995. We participated in this growth. The year proved one in which the economy provided a solid base for increased sales in both the company's foodservice and marine operations during 1995.

     The company anticipates its acquisition of The Shannon Group, Inc., (Shannon), a manufacturer of commercial refrigerators, freezers, and related products, in December 1995 will strengthen its future.
The most obvious expected effects will be a stronger market position within the foodservice industry and a decided shift in the company's product mix favoring the foodservice equipment industry. Shannon's impact on revenue and earnings is expected to reduce the historically cyclical nature of our company.

Financial Goals

In our last annual report, which reported on fiscal year ended July 2, 1994, we stated weak demand, competitive pricing, and less than optimal asset utilization had caused lower sales levels and unstable earnings. The root of the problem had been with us for a long time. To correct the situation, we aggressively initiated the EVA concept into company operations and established a number of short-term measures to more properly size our operating units to match their business potential. Longer term, we set our focus on improved quality, reduced costs, and greater responsiveness to customer needs. These efforts were continued into calendar 1995 with positive results. The product of such efforts has been substantial 1995 sales, earnings, and EVA growth in all segments.

Operating Results

The following table illustrates the relationship between various components of operations, stated as a percent of net sales, for the year ended December 31, 1995, the transition period ended December 31, 1994, and fiscal years ended July 2, 1994 and July 3, 1993.


                                                  Transition
                                      Year          Period     Fiscal Year    Fiscal Year
                                     Ended          Ended         Ended          Ended
                                    Dec. 31,       Dec. 31,      July 2,        July 3,
Percent of Net Sales                  1995           1994          1994           1993
- -----------------------------------------------------------------------------------------
Net sales                            100.0          100.0          100.0          100.0
- -----------------------------------------------------------------------------------------
Cost of sales                         75.9           74.7           75.3           80.0
- -----------------------------------------------------------------------------------------
Gross profit                          24.1           25.3           24.7           20.0
- -----------------------------------------------------------------------------------------
Engineering, selling &
 administrative expenses              16.7           20.8           17.0           15.8
- -----------------------------------------------------------------------------------------
Plant relocation costs                NA             11.3           NA              1.2
- -----------------------------------------------------------------------------------------
Operating income (loss)                7.4           (6.8)           7.7            3.0
- -----------------------------------------------------------------------------------------
Interest and other                     0.0            0.1            0.5            0.2
- -----------------------------------------------------------------------------------------
Earnings (loss) before taxes
 & other items                         7.4           (6.7)           8.2            3.2
- -----------------------------------------------------------------------------------------
Income taxes (benefit)                 2.7           (2.6)           3.1            0.9
- -----------------------------------------------------------------------------------------
Net earnings (loss) before
 cumulative effect of change
 in accounting principle               4.7           (4.1)           5.1            2.3
- -----------------------------------------------------------------------------------------
Cumulative effect of change
 in accounting principle              NA             NA             NA             (3.7)
- -----------------------------------------------------------------------------------------
Net earnings (loss)                    4.7           (4.1)           5.1           (1.4)
- -----------------------------------------------------------------------------------------

During calendar 1995, The Manitowoc Company's consolidated net sales rose 13.7% to $313 million when compared with net sales of $275.4 million for the full fiscal year 1994.  The increase in net sales can be attributed to a 22.2% increase in foodservice equipment sales, an
8.7% increase in crane sales, and a 13.5% increase in marine division sales.  The rebound in sales can be attributed primarily to:  (1)
increased demand for ice machines both domestically and internationally;
(2) continued sales strength in boom trucks, along with marked improvements in productivity and increased shipments at the Manitex plant;
(3) the acquisition of Shannon; (4) strong growth in the crane parts and refurbishing markets, served by our Aftermarket Group; (5) the start-up of production and shipment of West-Manitowoc crawler cranes; and (6) greater demand for marine repair and scheduled maintenance on Great Lakes vessels.

     Net sales for the transition period totaled $123.9 million, a decline of 3.8% from the first half of fiscal 1994. Even though foodservice sales increased 10% from the comparable period in the prior year due to favorable market conditions, this was offset by a sales decrease of 10% in cranes and related products and a 13% decrease in marine segment sales. The sales decline in cranes and related products was primarily related to the soft market for heavy-lift cranes at our large-crane division. The decrease in marine sales was the result of fewer drydockings and lower volumes of emergency repair work.

     During fiscal 1994, The Manitowoc Company's consolidated sales were down slightly to $275.4 million from $278.6 million in 1993. The 1% decrease in 1994 sales was caused by a 13% decline in crane sales, which was not fully offset by a 14% increase in foodservice sales, and a 40% increase in marine sales.

     Overall, the 1995 gross margin percentage was 24.1%, down slightly from the 24.7% reported for fiscal 1994 but still substantially higher than the 20.0% reported in fiscal 1993. The gross margin in 1995 was affected by the $2.8 million cost of consolidating Manitowoc Engineering Company's crawler crane manufacturing facilities. The margin in fiscal 1993 was adversely affected by a $9.7 million crane inventory charge and a $4.3 million crane product liability settlement. Gross margin percentages were 25.3% and 25.2% for the transition period and the comparable prior year period, respectively.

     Engineering, selling and administrative expenses in 1995 were $52.3 million, up from the $46.8 million reported for fiscal 1994 because of the acquisition of Femco Machine Co. (Femco) in February 1994 and Shannon in December 1995, and increased marketing and product development efforts. However, on a percentage basis, these expenses were in line with the recent past. In fiscal 1993, these expenses stood at $44.1 million, or 15.8% of net sales.

     Engineering, selling, and administrative expenses increased from $21.8 million in the 26 weeks ended January 1, 1994 to $25.8 million for the transition period ended December 31, 1994. The increase is the result of our Femco acquisition, six months of expenses for West-Manitowoc at December 31, 1994 versus three months for January 1, 1994, and additional costs related to the development of foreign offices.

     In the transition period ended December 31, 1994, the company's decision to consolidate its large-crane manufacturing to a single site resulted in a $14 million charge to operating earnings in the cranes and related products segment. The charge included a $9.4 million write-down of the facility being abandoned and estimated holding costs of $4.6 million while the facility is being marketed. (See Note 9 of the Notes to Consolidated Financial Statements).

     Operating earnings in 1995 rose in each business segment for a combined 9.8% improvement over those of fiscal 1994. Earnings from operations in 1995 were $23.2 million compared with operating earnings of $21.1 million in fiscal 1994. In fiscal 1993, operating earnings stood at $11.6 million before plant consolidation charges. In fiscal 1993, the company also adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's Accounting For
Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting For Income Taxes," effective June 28, 1992. The cumulative effect of adopting these statements was recorded as a charge to earnings in fiscal 1993 of $8.0 million and $2.2 million for SFAS Nos. 106 and 109, respectively.

     The loss from operations for the transition period was $8.5 million compared to earnings from operations of $10.6 million for the comparable period in the prior year. Without the plant consolidation, operating earnings as a percentage of revenues for the transition period would have been 4.5% compared to 8.2% in the comparable prior period. The decrease was attributed to the increase in engineering, selling, and administrative expenses.

     The effective income tax rate for calendar 1995 was 37.0%, down from the 37.8% in fiscal 1994 and up from the 29.3% effective rate in fiscal 1993. The decrease in the effective tax rate, calendar 1995 versus fiscal 1994, was due primarily to the utilization of foreign tax credits. The lower rate in fiscal 1993 reflected the utilization of state loss and credit carryforwards generated in a corporate restructuring in 1990. The effective income tax rate for the transition period was 39.0% compared to 37.6% for the comparable period ended January 1, 1994.

     Net earnings increased to $14.6 million, or $1.90 per share, in calendar 1995. Net earnings were up only slightly from the $14.0 million reported in fiscal 1994, while earnings per share were up 18.1% due to the reduction in shares outstanding. The company reported a loss of $3.9 million, or $0.40 per share, in fiscal 1993. The weighted average number of shares outstanding totaled 7.7 million during calendar 1995 and 8.7 million in fiscal 1994. The weighted average number of shares outstanding in fiscal 1993 was 9.7 million shares. The earnings decline in 1993 was due to crane inventory charges, a crane product liability settlement, Manitex relocation expenses, and the implementation of SFAS 106 and SFAS 109.

     The net loss for the transition period was $5.1 million, or 66 cents per share, compared with net earnings of $7.2 million, or 79 cents per share, for the comparable period in the prior year. Without the plant consolidation charge, earnings for the transition period would have been $3.5 million, or 45 cents per share. The weighted average number of shares outstanding were 7.7 million and 9.0 million during the transition period and the comparable prior year period, respectively.

Foodservice

     Foodservice products revenues accounted for 36.3% of total company sales in 1995, rising 22.1% to $113.9 million. Net sales in fiscal 1994 and 1993 were $93.2 million and $81.4 million, respectively. With the acquisition of Shannon for cash effective December 1, 1995, Manitowoc added one of the leading manufacturers of commercial refrigeration equipment to its foodservice group. While this addition had minimal impact in calendar 1995, it will make foodservice Manitowoc's largest business segment and have a significant positive impact on the company going forward - both in terms of sales and earnings. Based on the synergy between the two companies, significant growth opportunities are anticipated for this segment. Nineteen ninety-five also saw the formation of a joint partnership with Hangzhou Household Electric Appliance Industrial Corporation to supply ice machines to China and the Pacific Rim. We anticipate that the foodservice business will continue to expand, driven by growth in kiosk locations, the ongoing consolidation from single location restaurants to chain operations, and the expansion of chains into less developed markets outside the United States.

     The fiscal 1994 increase in foodservice products revenues from fiscal 1993 is due to steady growth in reach-in refrigerator and freezer sales, a generally improving North American ice machine market, and continued success of the new B-models introduced during the second quarter of fiscal 1993.

     Operating earnings in the foodservice segment grew 5.1% in calendar 1995 to $22.7 million from $21.6 million in fiscal 1994. Operating earnings were $18.3 million in fiscal 1993. Foodservice equipment sales and services accounted for 76% of the company's total operating earnings from its three business segments in 1995. Operating margins declined in 1995 due to increases in ice machine material costs (primarily copper) and the acquisition of Shannon. Operating earnings in the foodservice segment jumped to $21.6 million in fiscal 1994, compared to $18.3 million in fiscal 1993 on continually increasing revenues. Operating margins have held steady at about 23% during these periods.

     As the foodservice segment benefited from increased demand for ice machines, sales for the transition period of $45.0 million increased 10.2% over the same period in the prior year. However, operating earnings of $9.4 million grew only 7.4% in the transition period, from $8.8 million, in the comparable prior year period. This was the result of costs associated with a plant expansion project and production line moves made to increase manufacturing efficiencies.

Cranes & Related Products

     Cranes and related products sales rose in calendar 1995 compared to fiscal 1994 and accounted for 54.2% of total company sales. Net sales for this business segment in calendar 1995 were $169.9 million, an 8.7% increase over the $156.3 million in fiscal 1994. Crane sales were $178.6 million in fiscal 1993. The 1995 increase in revenues over fiscal 1994 was largely due to the increase in Manitex sales, attributable to the significant increase in productivity following the consolidation during fiscal 1993, and the acquisition of Femco in 1994. West-Manitowoc has successfully captured a large portion of the rental market for small self-erecting cranes, and has also made a strong contribution to the increase in 1995 revenues. Partially offsetting these increases was a 25% drop in large crawler crane shipments, reflecting weak demand and the cyclical nature of that business. The decline in revenues in fiscal 1994 from fiscal 1993 was largely caused by a decline in large crawler crane orders. This decline was experienced at our large crawler crane manufacturer and our company-owned dealerships.

     Backlogs for all crane products at the end of calendar 1995, and fiscal years 1994 and 1993 were $85.8 million, $26.9 million, and $57.7 million, respectively.

     The quality and durability of Manitowoc cranes has created a high demand for used equipment in third world countries and developing economies where import tariffs on used equipment are much lower than on new equipment. The Aftermarket Group (Femco and Manitowoc Re-Manufacturing) provides access to these foreign markets. A strong resale market for used cranes makes it more attractive for new equipment buyers to upgrade their fleet with the most technically advanced and efficient cranes available. Sales and service for refurbished cranes and draglines as well as aftermarket sales for non-Manitowoc parts increased in calendar 1995 compared to fiscal 1994.

     Crane segment operating earnings in calendar 1995 were $3.2 million, or 11% of the company's total segment operating income, compared to $2.3 million in fiscal 1994 and a loss of $2.0 million in fiscal 1993. Fiscal 1994 operating margins were adversely affected by losses in the truck-mounted crane and company-owned dealership businesses, as well as costs incurred in the formation and start-up of West-Manitowoc. The 1993 loss included a $9.7 million charge for inventory write downs, and $4.3 million for a product liability settlement.

     Sales and operating earnings for cranes and related products for the transition period were $71.0 million and $0.9 million, respectively. Sales and operating earnings were $78.9 million and $3.1 million, respectively, for the comparable period in the prior year. Sales and operating earnings increases at our boom-truck facility and the acquisition of Femco did not offset the declines at our large-crane company. The declines at the large-crane company were attributable to the soft market for heavy-lift cranes. The backlog for cranes and related products at December 31, 1994 was $18.7 million, compared to $33.3 million at the end of the comparable prior year period.

Marine

     Marine segment sales in calendar 1995 rose 13.5% to $29.5 million, compared to $26.0 million in fiscal 1994 and $18.5 million in fiscal 1993. Marine sales represented 9.4% of the company's total sales for 1995. The acquisition of the Toledo and Cleveland ship-repair operations at the end of 1992 added $9.4 million to sales during fiscal 1993. A very active Great Lakes fleet has spurred demand for ship repair, maintenance, and conversion services as well as resulting in more casualty work. Manitowoc's marine segment is the leading provider of ship repair, maintenance, and conversion services on the Great Lakes.

     Calendar 1995 witnessed a 64% increase in marine segment operating earnings versus fiscal 1994. The marine segment reported operating earnings of $4.0 million, or 13.4% of total company segment operating income during 1995, up from $2.4 million in fiscal 1994 and $0.6 million in fiscal 1993. The increase in earnings over this three-year period reflects higher revenues and a more favorable product mix.

     Sales for the transition period were $8.0 million compared to $9.1 million for the same period last year. In addition, a net loss of $0.8 million in the transition period compares to earnings of $1.1 million for the comparable period last year. Fewer drydockings and less emergency repair work than was performed in the prior year contributed to this shortfall.

Liquidity & Capital Resources

     Cash flows from operations in calendar 1995 were $16.4 million compared to $37.0 million in fiscal 1994 and $62.7 million in fiscal 1993. Cash flows in 1994 and 1993 included $21.1 million and $45.5 million, respectively, from reductions in working capital, primarily in the crane segment. Working capital decreased $6.8 million during the transition period due to a seasonal inventory buildup of ice-cube machines. The principle uses of cash in calendar 1995 were the payment of dividends of $7.7 million and capital expenditures of $19.2 million, which included $13.6 million to consolidate and modernize the manufacturing operations of our large crawler crane company and $3.0 million to complete the expansion of our ice machine and reach-in refrigerator/freezer facility.

     Cash and marketable securities were $16.6 million at December 31, 1995 as compared to $16.2 million at December 31, 1994. Since September 8, 1992, the board of directors has authorized the company to repurchase a total of 3 million shares of common stock. During calendar 1995, the company did not repurchase any shares. During fiscal 1994, the company repurchased 1.1 million shares of its common stock through open market purchases at an average cost of $29 per share. At the end of the 1995, 354,000 shares remained under authorization for repurchase.

     On December 1, 1995, the company purchased The Shannon Group.
The aggregate consideration paid by the company for Shannon was $127 million which is net of cash acquired of $651,000, and which includes an amount due to a seller of $19.8 million which was paid in January, 1996, direct acquisition costs of $2.7 million, and other assumed liabilities of $1.3 million. The transaction was financed through credit facilities provided under a Credit Agreement dated December 1, 1995. At December 31, 1995, short-term borrowings include $7.0 million which was outstanding under the revolving loan portion of the Credit Agreement. (See Note 5 and Note 8 of the Notes to Consolidated Financial Statements).

     Inventories stood at $52.9 million at the end of 1995, including the $10.5 million of inventories acquired with Shannon. The balance of the $16.1 million increase in inventories during 1995 was caused by the increase in production at our large crawler crane company.

     The company expects that current cash reserves and future cash flows from operations are adequate to meet the company's liquidity requirements for the foreseeable future, including payments for long-term debt, line of credit, and capital expenditures.

Contingencies

     The United States Environmental Protection Agency ("EPA") has identified the company as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the Site) near Manitowoc, Wisconsin.

     Eleven of the potentially responsible parties have formed a group (the Lemberger Site Remediation Group, or "LSRG") and have successfully negotiated with the EPA and the Wisconsin Department of Natural Resources to settle the potential liability at the Site and fund the cleanup. Approximately 150 PRP's have been identified as having shipped substances to the Site.

     Recent estimates indicate that the total cost to clean up the Site could be as high as $30 million; however, the ultimate remediation methods and appropriate allocation of costs for the Site are not yet final.

     Although liability is joint and several, the company's percentage share of liability is estimated to be 5% of the total cleanup costs, but could increase to 15% if no participation agreements are made between the LSRG and any other PRP's.

     In connection with this matter, the company expensed $0.2 million, $1.6 million, and $0.5 million for the year ended December 31, 1995, and fiscal years 1994 and 1993, respectively, for its estimated portion of the cleanup costs. There were no expenses incurred during the transition period ended December 31, 1994.


                                       Ten-Year Financial Summary & Business Segment Information

                                       (Thousands of dollars, except shares and per share data)


                                                           Pro Forma       Transition                     FISCAL YEARS
                                         Calendar          Calendar         Calendar        ----------------------------------------
                                           1995             1994(2)         1994(2)           1994            1993           1992
                                         ---------         --------        --------          ------          ------        -------
NET SALES
 Foodservice                             $113,814          $ 97,321        $ 44,996         $ 93,171        $ 81,424      $ 74,175
 Cranes & related products                169,866           148,355          70,958          156,253         178,630       155,743
 Marine                                    29,469            24,782           7,952           25,956          18,504        16,471
- ----------------------------              -------           -------        --------          -------         -------       -------
Total                                    $313,149          $270,458        $123,906         $275,380        $278,558      $246,389
- ----------------------------              -------           -------        --------          -------         -------       -------
Gross margin                               75,470          $ 66,769        $ 31,302         $ 67,924        $ 55,785      $ 54,443
- ----------------------------              -------           -------        --------          -------         -------       -------
EARNINGS (LOSS) FROM OPERATIONS
 Foodservice                             $ 22,729          $ 22,286        $  9,426         $ 21,637        $ 18,311      $ 17,585
 Cranes & related products                  3,179                17             870            2,275          (1,961)         (850)
 Marine                                     4,024               516            (799)           2,447             593           278
 General corporate                         (6,780)           (6,832)         (3,981)          (5,274)         (5,296)       (6,545)
 Plant relocation costs                        --           (14,000)        (14,000)              --          (3,300)           --
- ----------------------------              -------           -------        --------          -------         -------       -------
 Total                                     23,152             1,987          (8,484)          21,085           8,347        10,468
- ----------------------------              -------           -------        --------          -------         -------       -------
Other income (expense) - net                  (32)              768            169             1,494             582         1,104
- ----------------------------              -------           -------        --------          -------         -------       -------
Earnings (loss) before taxes
 on income                                 23,120             2,755          (8,315)          22,579           8,929        11,572
Accounting changes                             --                --              --               --         (10,214)           --
Provision (benefit) for taxes
 on income                                  8,551               960          (3,243)           8,536           2,612         3,315
- ----------------------------              -------           -------        --------          -------         -------       -------
Net earnings (loss)                      $ 14,569          $  1,795        $ (5,072)        $ 14,043        $ (3,897)      $ 8,257
- ----------------------------              -------           -------        --------          -------         -------       -------
OTHER FINANCIAL INFORMATION
 Cash from operations                    $ 16,367          $ 13,821        $   (330)        $ 36,995        $ 62,700      $ 28,250
- ----------------------------              -------           -------        --------          -------         -------       -------
 Invested capital (monthly averages):
  Foodservice                            $ 32,696          $ 24,734        $ 21,979         $ 25,662        $ 26,503      $ 23,555
  Cranes & related products                85,082            80,619          81,800           86,288         112,120       137,839
  Marine                                    9,579            12,691          11,201           13,953          17,497        16,879
  General corporate                        12,409             4,248           4,818            4,052           2,581         2,025
- ----------------------------              -------           -------        --------          -------         -------       -------
   Total                                 $139,766          $122,292        $119,798         $129,955        $158,701      $180,298
- ----------------------------              -------           -------        --------          -------         -------       -------
IDENTIFIABLE ASSETS
 Foodservice                             $ 90,126          $ 27,828        $ 27,828         $ 31,460        $ 29,526      $ 25,608
 Cranes & related products                109,118            88,068          88,068           93,823         105,750       138,416
 Marine                                    11,369            13,233          13,233           16,726          16,720        19,253
 General corporate                        114,302            30,336          30,336           43,839          56,015        41,829
- ----------------------------              -------           -------        --------          -------         -------       -------
   Total                                 $324,915          $159,465        $159,465         $185,848        $208,011      $225,106
- ----------------------------              -------           -------        --------          -------         -------       -------
LONG-TERM OBLIGATION
Long-term debt                          $101,180          $     --        $     --         $     --        $     --       $     --
- ----------------------------              -------           -------        --------          -------         -------       -------
DEPRECIATION
 Foodservice                             $  1,606          $  1,364        $    703         $  1,320        $  1,187      $  1,090
 Cranes & related products                  4,162             4,639           2,288            4,211           3,875         4,053
 Marine                                       608               658             316              681             756           785
 General corporate                             80                91              46               61              44           196
- ----------------------------              -------           -------        --------          -------         -------       -------
   Total                                 $  6,456          $  6,752        $  3,353         $  6,273        $  5,862      $  6,124
- ----------------------------              -------           -------        --------          -------         -------       -------
CAPITAL EXPENDITURES
 Foodservice                             $  4,568          $  4,929        $  3,011         $  2,300        $  2,152      $  1,099
 Cranes & related products                 14,252             4,214             528            3,120           8,648         4,047
 Marine                                       383               145             109             (492)           (463)          500
 General corporate (1)                          6               419              82              414             (39)         (508)
- ----------------------------              -------           -------        --------          -------         -------       -------
   Total                                 $ 19,209          $  9,707        $  3,730         $  5,342        $ 10,298      $  5,138
- ----------------------------              -------           -------        --------          -------         -------       -------
PER SHARE
 Net earnings (loss)                     $   1.90          $    .22        $   (.66)        $   1.61        $   (.40)     $    .80
 Dividends                                   1.00              1.00             .50             1.00            1.00          1.00
 Stockholders' equity                       10.64              9.78            9.78            11.61           13.06         16.04
- ----------------------------              -------           -------        --------          -------         -------       -------
Average shares outstanding              7,674,471         8,101,025       7,745,221        8,736,594       9,759,387    10,320,847
- ----------------------------              -------           -------        --------          -------         -------       -------

                                       Ten-Year Financial Summary & Business Segment Information

                                       (Thousands of dollars, except shares and per share data)


                                                                               FISCAL YEARS
                                                ----------------------------------------------------------------------------------

                                                      1991            1990             1989              1988               1987
                                                   -------          -------         --------           -------            -------
NET SALES
 Foodservice                                      $ 73,944         $ 74,612         $ 74,431          $ 72,986           $ 72,501
 Cranes & related products                         147,554          117,464          102,430            81,593             46,571
 Marine                                             14,689           33,752           23,735            17,710            103,995
- ----------------------------                       -------          -------         --------           -------            -------
Total                                             $236,187         $225,828         $200,596          $172,289           $223,067
- ----------------------------                       -------          -------         --------           -------            -------
Gross margin                                      $ 58,062         $ 54,366         $ 50,860          $ 37,033           $ 29,921
- ----------------------------                       -------          -------         --------           -------            -------
EARNINGS (LOSS) FROM OPERATIONS
 Foodservice                                      $ 17,364         $ 19,387         $ 18,468          $ 17,203           $ 17,910
 Cranes & related products                           7,602            5,490            3,454            (1,974)             4,532
 Marine                                               (973)           6,497            3,416           (15,921)            (9,693)
 General corporate                                  (5,734)          (6,094)          (5,623)           (4,744)            (3,628)
 Plant relocation costs                                 --               --               --                --                 --
- ----------------------------                       -------          -------         --------           -------            -------
   Total                                            18,259           25,280           19,715            (5,436)             9,121
- ----------------------------                       -------          -------         --------           -------            -------
Other income (expense) - net                         2,233            5,077            4,527             4,187              7,510
- ----------------------------                       -------          -------         --------           -------            -------
Earnings (loss) before taxes on income              20,492           30,357           24,242            (1,249)            16,631
Accounting changes                                      --               --               --                --                 --
Provision (benefit) for taxes in income              5,060            9,327            7,344            (1,341)             4,868
- ----------------------------                       -------          -------         --------           -------            -------
Net earnings (loss)                               $ 15,432         $ 21,030         $ 16,898          $     92           $ 11,763
- ----------------------------                       -------          -------         --------           -------            -------
OTHER FINANCIAL INFORMATION
Cash from operations                             $  6,472         $ 14,210         $ (5,278)         $  3,658            $(33,833)
- ----------------------------                       -------          -------         --------           -------            -------
 Invested capital (monthly averages):
   Foodservice                                    $ 25,099         $ 19,018         $ 22,859          $ 21,940           $ 16,427
   Cranes & related products                       133,777          118,097           99,147            76,335             77,382
   Marine                                           14,621           16,206           28,600            18,894             26,122
   General corporate                                 3,051            6,314            7,656            14,151              4,227
- ----------------------------                       -------          -------         --------           -------            -------
   Total                                          $176,548         $159,635         $158,262          $131,320           $124,158
- ----------------------------                       -------          -------         --------           -------            -------
IDENTIFIABLE ASSETS
 Foodservice                                      $ 28,019         $ 24,168         $ 26,074          $ 27,449           $ 33,486
 Cranes & related products                         136,995          115,804           96,623            75,217             61,306
 Marine                                             18,009           22,683           32,451            24,049             41,366
 General corporate                                  35,983           50,143           61,966            82,374             94,628
- ----------------------------                       -------          -------         --------           -------            -------
   Total                                          $219,006         $212,798         $217,114          $209,089           $230,786
- ----------------------------                       -------          -------         --------           -------            -------
LONG-TERM OBLIGATION
 Long-term debt                                   $     --         $     --         $     --          $     --           $     --
- ----------------------------                       -------          -------         --------           -------            -------
DEPRECIATION
 Foodservice                                      $    812         $    657         $    771          $    785           $    817
 Cranes & related products                           3,691            2,895            2,953             3,000              2,972
 Marine                                                792              748              465             2,362              2,600
 General corporate                                     234              431              380               327                303
- ----------------------------                       -------          -------         --------           -------            -------
   Total                                          $  5,529         $  4,731         $  4,569          $  6,474           $  6,692
- ----------------------------                       -------          -------         --------           -------            -------
CAPITAL EXPENDITURES
 Foodservice                                      $  2,797         $    748         $   (169)         $    229           $    201
 Cranes & related products                           6,347            3,130            2,225             2,264              2,580
 Marine                                                113              197              108                 1                112
 General corporate (1)                              (2,955)              70              586               317                 86
- ----------------------------                       -------          -------         --------           -------            -------
   Total                                          $  6,302         $  4,145         $  2,750          $  2,811           $  2,979
- ----------------------------                       -------          -------         --------           -------            -------
PER SHARE
 Net earnings (loss)                               $  1.50         $   2.04         $   1.64          $    .01            $  1.08
 Dividends                                            1.00             2.00              .80               .80                .80
 Stockholders' equity                                16.20            15.66            15.63             14.86              15.70
- ----------------------------                       -------          -------         --------           -------            -------
Average shares outstanding                      10,320,994       10,321,249       10,335,066        10,630,104         10,870,357
- ----------------------------                       -------          -------         --------           -------            -------

 (1) During 1991, certain assets were transferred from general corporate to the cranes and related products segment.

 (2) The company changed its year-end to December 31, effective with the period ended December 31, 1994 (transition period).
     The prior fiscal year-end was the Saturday nearest to June 30.  The Pro Forma information related to the calendar year ended December 31, 1994 is a compilation of the calendar quarterly data for 1994 and is unaudited.

                             CONSOLIDATED STATEMENTS OF EARNINGS
              (Thousands of dollars, except per share and average shares data)



                                                For The Periods Ended
                               ---------------------------------------------------------
                                                Transition
                                    Dec. 31,     Dec. 31,      July 2,       July 3,
                                      1995         1994         1994          1993
                                   ---------   ---------     ---------     ---------
EARNINGS

 Net Sales                          $313,149    $123,906     $ 275,380     $ 278,558
                                   ---------   ---------     ---------     ---------
Costs and expenses:
   Cost of sales                     237,679      92,604       207,456       222,773
   Engineering, selling, and
     administrative expenses          52,318      25,786        46,839        44,138
   Plant relocation costs                 --      14,000            --         3,300
                                   ---------   ---------     ---------     ---------
     Total costs and expenses        289,997     132,390       254,295       270,211
                                   ---------   ---------     ---------     ---------
 Earnings(loss) from operations       23,152      (8,484)       21,085         8,347
 Interest expense                     (1,865)       (187)         (263)         (174)
 Interest and dividend income             47         333         1,697         1,502
 Other                                 1,786          23            60          (746)
                                   ---------   ---------     ---------     ---------
 Earnings(loss) before taxes on
   income and cumulative effect
   of accounting changes              23,120      (8,315)       22,579         8,929
 Provision (benefit) for
    taxes on income                    8,551      (3,243)        8,536         2,612
                                   ---------   ---------     ---------     ---------
 Earnings(loss) before cumulative
   effect of accounting changes       14,569      (5,072)       14,043         6,317

 Cumulative effect of changes in
   accounting for postretirement
   medical benefits and income
   taxes, net of income tax               --          --            --       (10,214)
                                   ---------   ---------     ---------     ---------
 Net earnings (loss)                $ 14,569   $ ( 5,072)    $  14,043     $  (3,897)
                                   ---------   ---------     ---------     ---------
PER SHARE DATA

 Net earnings (loss)
   before cumulative effect
   of accounting changes            $   1.90   $    (.66)     $    1.61    $     .65
 Cumulative effect of
   accounting changes                     --          --             --        (1.05)
                                   ---------   ---------      ---------    ---------
 Net earnings (loss)               $    1.90    $   (.66)     $    1.61    $    (.40)
                                   ---------   ---------      ---------    ---------
AVERAGE SHARES OUTSTANDING         7,674,471   7,745,221      8,736,594    9,759,387
                                   ---------   ---------      ---------    ---------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these statements.

                                 CONSOLIDATED BALANCE SHEETS
                         (Thousands of dollars, except shares data)


                                                        As of December 31,
                                                     ------------------------
                                                       1995           1994
                                                       ----           ----
ASSETS

 CURRENT ASSETS
   Cash and cash equivalents                      $   15,077     $    4,118
   Marketable securities                               1,558         12,045
   Accounts receivable, less
     allowances of $1,365 and $1,196                  51,011         29,500
   Inventories                                        52,928         36,793
   Prepaid expenses and other                          3,451          2,882
   Future income tax benefits                         11,120         11,200
                                                   ---------      ---------
     Total current assets                            135,145         96,538
                                                   ---------      ---------
   Intangible assets - net                            92,433          2,844
   Other assets                                        9,663          8,799
   Property, plant and equipment - net                87,674         51,284
                                                   ---------      ---------
     Total assets                                  $ 324,915      $ 159,465
                                                   ---------      ---------
LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
   Current portion of long-term debt               $  10,089      $      --
   Accounts payable and accrued expenses              66,028         43,864
   Short-term borrowings                              26,807          3,999
   Income taxes payable                                1,503            699
   Product warranties                                  6,496          5,502
                                                   ---------      ---------
     Total current liabilities                       110,923         54,064
                                                   ---------      ---------
 NON-CURRENT LIABILITIES
   Long-term debt, less current portion              101,180             --
   Product warranties                                  4,199          2,944
   Postretirement health benefits obligation          19,190         18,190
   Other liabilities                                   7,762          9,210
                                                   ---------      ---------
     Total non-current liabilities                   132,331         30,344
                                                   ---------      ---------
 Commitments and contingencies                            --             --
                                                   ---------      ---------
 STOCKHOLDERS' EQUITY
   Common stock (10,887,847 shares
     issued in both years)                               109            109
   Preferred stock                                        --             --
   Additional paid-in capital                         31,115         31,115
   Cumulative foreign currency
     translation adjustments                            (479)          (188)
   Retained earnings                                 132,418        125,523
   Treasury stock, at cost                           (81,502)       (81,502)
                                                   ---------      ---------
   Total stockholders' equity                         81,661         75,057
                                                   ---------      ---------
     Total liabilities and
      stockholders' equity                         $ 324,915      $ 159,465
                                                   ---------      ---------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these balance sheets.

                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (Thousands of dollars)


                                                For The Periods Ended
                                ------------------------------------------------
                                              Transition
                                     Dec. 31,   Dec. 31,      July 2,     July 3,
                                       1995      1994          1994        1993
CASH FLOWS FROM OPERATIONS          --------- ----------- ----------- -----------
Net earnings (loss)                 $ 14,569   $ (5,072)   $ 14,043  $  (3,897)
 Adjustments to reconcile
  net cash from operations:
   Depreciation and amortization        6,801      3,426       6,401      6,048
   Deferred income taxes                 (815)    (6,219)     (2,976)    (1,449)
   Accounting changes                      --         --          --     10,214
   Plant relocation costs                  --     14,000          --      3,300
   Gain on sale of property,
     plant, and equipment              (1,964)        --          --         --
 Changes in operating assets and
  liabilities excluding effects
  of business acquisitions:
   Accounts receivable                   (843)    13,089       9,352      7,259
   Inventories                         (5,913)    (5,553)      6,438     30,660
   Other current assets                   999         74       3,592     (3,403)
   Current liabilities                  4,015    (14,373)      1,723     11,023
   Non-current liabilities             (1,052)      (387)     (1,285)     2,342
   Non-current assets                     570        685        (293)       603
                                    ---------  ---------   ---------  ---------
 Net cash provided by
  (used in) operations                 16,367       (330)     36,995     62,700
                                    ---------  ---------   ---------  ---------
CASH FLOWS FROM INVESTING
 Sale (purchase) of
  marketable securities - net          10,487      2,963      (3,520)    (5,994)
 Capital expenditures                 (19,209)    (3,730)     (5,342)   (10,298)
 Business acquisitions -
  net of cash acquired               (105,944)        --     (10,685)        --
 Proceeds from sale of property,
  plant and equipment                   5,656         --          --         --
                                    ---------  ---------   ---------  ---------
 Net cash used for investing         (109,010)      (767)    (19,547)   (16,292)
                                    ---------  ---------   ---------  ---------
CASH FLOWS FROM FINANCING
 Dividends paid                        (7,674)    (3,838)     (8,688)    (9,762)
 Proceeds from long-term
  borrowings                          110,000         --          --         --
 Proceeds from short-term
  borrowings - net                      3,001      3,999          --         --
 Treasury stock purchases                  --    (10,114)    (31,091)   (30,518)
 Debt acquisition costs                (1,687)        --          --         --
                                    ---------  ---------   ---------   --------
 Net cash provided by
  (used for) financing                103,640     (9,953)    (39,779)   (40,280)
                                    ---------  ---------   ---------  ---------
 Effect of exchange rate
  changes on cash                         (38)        74          77       (686)
                                    ---------  ---------   ---------  ---------
 Net change in cash and
  cash equivalents                     10,959    (10,976)    (22,254)     5,442
                                    ---------  ---------   ---------  ---------
 Balance at beginning of year           4,118     15,094      37,348     31,906
                                    ---------  ---------   ---------  ---------
 Balance at end of year             $  15,077  $   4,118   $  15,094  $  37,348
                                    ---------  ---------   ---------  ---------

SUPPLEMENTAL CASH FLOW INFORMATION
 Interest paid                      $   1,163  $     157   $     192  $      45
                                    ---------  ---------   ---------  ---------
 Income taxes paid                  $   7,929  $   6,901   $   6,895  $   8,076
                                    ---------  ---------   ---------  ---------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these statements.


                                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                       (Thousands of dollars, except shares and per share data)

                                                        For The Periods Ended
                                         ---------------------------------------------------
                                                      Transition
                                            Dec. 31,     Dec. 31,    July 2,      July 3,
                                             1995         1994        1994         1993
                                           --------   -----------   --------     --------
COMMON STOCK - SHARES OUTSTANDING

 Balance at beginning
  of period                                7,674,475   8,082,847    9,146,501   10,320,847
 Treasury stock purchases                         (7)   (408,372)  (1,063,654)  (1,174,346)
                                          ----------  ----------   ----------   ----------
 Balance at end of period                  7,674,468   7,674,475    8,082,847    9,146,501
                                          ----------  ----------   ----------   ----------

COMMON STOCK - PAR VALUE

 Balance at beginning
  of period                               $      109  $      109   $      109   $      109
                                          ----------  ----------   ----------   ----------
 Balance at end of period                 $      109  $      109   $      109   $      109
                                          ----------  ----------   ----------   ----------
ADDITIONAL PAID-IN CAPITAL

 Balance at beginning
  of period                               $   31,115  $   31,115   $   31,115   $   31,115
                                          ----------  ----------   ----------   ----------
 Balance at end of period                 $   31,115  $   31,115   $   31,115   $   31,115
                                          ----------  ----------   ----------   ----------

CUMULATIVE FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS

 Balance at beginning
  of period                               $     (188) $     (410)  $     (569)  $    1,399
 Foreign currency
  translation adjustment                        (291)        222          159       (1,968)
                                          ----------  ----------   ----------   ----------
 Balance at end of period                 $     (479) $     (188)  $     (410)  $     (569)
                                          ----------  ----------   ----------   ----------
RETAINED EARNINGS

 Balance at beginning
  of period                               $  125,523  $  134,433    $ 129,078   $  142,737
 Net earnings (loss)                          14,569      (5,072)      14,043       (3,897)
 Cash dividends  *                            (7,674)     (3,838)      (8,688)      (9,762)
                                          ----------  ----------   ----------   ----------
 Balance at end of period                 $  132,418  $  125,523   $  134,433   $  129,078
                                          ----------  ----------   ----------   ----------

TREASURY STOCK

 Balance at beginning
  of period                               $  (81,502) $  (71,388)  $ (40,297)   $   (9,779)
 Treasury stock purchases                         --     (10,114)    (31,091)      (30,518)
                                          ----------  ----------   ----------    ----------
 Balance at end of period                 $  (81,502) $  (81,502)  $ (71,388)   $  (40,297)
                                          ----------  ----------   ----------    ----------

* Cash dividends per share were $1.00 per share in all periods except the transition period in which the dividend was $.50 per share.

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these statements.



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Thousands of dollars, except per share data)

BASIS OF PRESENTATION

     The financial statements of The Manitowoc Company, Inc. ("the company") have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the periods presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.


PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the company and its wholly owned domestic and non-U.S. subsidiaries. Significant intercompany balances and transactions have been eliminated.


FISCAL YEAR

     The company changed its fiscal year from a fiscal year ending on the Saturday nearest June 30 to a fiscal year ending on December 31, effective for the period ending December 31, 1994. The Consolidated Statement of Earnings, the Consolidated Statement of Cash Flows, and the Consolidated Statement of Stockholders' Equity for the period from July 3, 1994 to December 31, 1994 (Transition Period) are also presented in the financial statements.


INVENTORIES

     Inventories are stated at the lower of cost or market as described in Note 3. Advance payments from customers are netted against inventories to the extent of related accumulated costs. Advance payments netted against inventories at December 31, 1995 and 1994 were $5,985 and $267, respectively. Advance payments received in excess of related costs on uncompleted contracts are classified as accrued expenses.


REVENUE RECOGNITION

     Revenues and expenses in all business segments are generally recognized upon shipment or completion of service provided. However, revenues and costs on contracts for long-term projects are recognized on the percentage-of-completion method, commencing when work has progressed to a state where estimates are reasonably accurate. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to income resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on such contracts are recognized in full when they are identified.


FOREIGN CURRENCY TRANSLATION

     The financial statements of the company's non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the weighted average exchange rate for the year for income statement items. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity.


PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line depreciation method for all property acquired after June 29, 1991. Property acquired prior to June 30, 1991, is depreciated using the sum-of-the-years-digits method.

INTANGIBLE ASSETS

     Intangible assets consist primarily of costs in excess of net assets of businesses acquired (See Note 8). Intangible assets are amortized using the straight line basis over their estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors indicate that intangibles should be evaluated for possible impairment, the company uses an estimate of the related business' discounted net cash flows over the remaining life of the intangibles in measuring whether the intangibles are recoverable. Intangible assets at December 31, 1995 and 1994 of $92,433 and $2,844, respectively, are net of accumulated amortization of $1,939 and $1,364, respectively.

     The company is required to adopt Statement of Financial
     Accounting Standards ("SFAS") No. 121, "Accounting for the
     Impairment of Long-Lived Assets" in 1996. The adoption of this statement is not expected to have a material affect on the financial statements.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the immediate short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value since the underlying instrument bears interest at a variable rate that reprices frequently.


INCOME TAXES

     The company utilizes the liability method to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. The cumulative effect of changing to the liability method at the beginning of fiscal year 1993 was $2,240, or $.23 per share.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The expected cost of postretirement health care benefits is recorded during the years that the employees render service. The cumulative effect of changing to this method at the beginning of fiscal 1993 was a one-time, non-cash charge of $13,073 ($7,974 net of tax, or $.82 per share).

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to expense as incurred and amount to $3,110 in 1995, $1,323 for the transition period ended December 31, 1994, and, $2,439, and $2,209 in fiscal years 1994 and 1993, respectively.

NET EARNINGS PER COMMON SHARE

     Net earnings per common share is based on weighted average shares outstanding during each year.

CASH EQUIVALENTS

     All short-term investments purchased with an original maturity of three months or less are considered cash equivalents.

RECLASSIFICATIONS
     Certain reclassifications have been made to the financial statements of prior periods to conform to the presentation for 1995.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except shares and per share data)



1
______________________________________________________________________
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized at December 31 as follows:


                                             1995       1994
                                             ----       ----
Land                                      $  2,883   $  3,583
Buildings                                   46,194     42,721
Drydocks and dock fronts                    21,743     21,660
Machinery, equipment and tooling           114,800     77,705
Construction in progress                     3,135      5,677
                                          --------   --------
  Total cost                               188,755    151,346
Less accumulated depreciation             (101,081)  (100,062)
                                          --------   --------
Property, plant and equipment - net       $ 87,674   $ 51,284
                                          --------   --------


2
_________________________________________________________________
MARKETABLE SECURITIES

Effective July 3, 1994, the company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting this new statement was not material. Marketable securities at December 31, 1995 include $1.6 million of securities which are available for sale. Marketable securities at December 31, 1994 include $8.0 million of investments in treasury bills which were held until maturity in 1995 and $4.0 million of equity securities which are available for sale. For both types of investments, at December 31, 1995 and 1994, the difference between fair market value and cost was not material.

3
________________________________________________________________
INVENTORIES

The components of inventories are summarized at December 31 as follows:

                                             1995         1994
                                             ----         ----
  Components:
     Raw materials                       $  22,809    $  13,150
     Work-in-process                        18,868       14,659
     Finished goods                         31,711       28,758
                                         ---------    ---------
       Total inventories at FIFO cost       73,388       56,567
  Excess of FIFO cost over LIFO value      (20,460)     (19,774)
                                         ---------    ---------
       Total inventories                 $  52,928    $  36,793
                                         ---------    ---------

Inventory is carried at lower of cost or market using the first-in, first-out (FIFO) method for 60% and 50% of total inventory for 1995 and 1994, respectively. The remainder of the inventory is costed using the last-in, first-out (LIFO) method.

Inventory quantity reductions during fiscal 1994 resulted in lower cost of goods sold computed under the LIFO method due to lower costs prevailing in prior periods. The increase in net earnings for fiscal 1994 due to such inventory reductions was $1,726.



4
___________________________________________________________________
ACCOUNTS PAYABLE AND ACCRUED EXPENSES


Accounts payable and accrued expenses are summarized at December 31 as follows:

                                            1995        1994
                                            ----        ----
Trade accounts payable                    $ 29,221   $ 13,339
Vacation accrual                             3,427      3,116
Profit sharing                               7,857      3,108
Product liability                            6,188      7,947
Miscellaneous accrued expenses              19,335     16,354
                                          --------   --------
  Total                                   $ 66,028   $ 43,864
                                          --------   --------

5
____________________________________________________________________
DEBT

Long-term debt at December 31, 1995 consists of the following (there was no long-term debt at December 31, 1994):

Term loan payable                           $110,000
Capital lease obligations                      1,269
                                            --------
                                             111,269
Less current portion                          10,089
                                            --------
                                            $101,180
                                            ========


The company entered into a Credit Agreement ("Agreement") on December 1, 1995 with a group of banks which provides for maximum borrowings of $125 million under a term loan and a maximum of $55 million in revolving loans to fund the purchase of The Shannon Group, Inc. (See
Note 8). The Agreement includes covenants which require the maintenance of various debt and net worth ratios, and limit the amount of capital expenditures. Annual commitment fees during 1995 were .25% on the unused portion of the available credit. Borrowings under the Agreement bear interest at a rate equal to the sum of a base rate plus an applicable percentage, as defined. The base rate is equal to the greater of the Federal Funds rate in effect on such day plus .5% or the prime rate in effect on such day. The interest rate for the term and revolving loans at December 31, 1995 was 7.19%. Payments of principal and interest for the term loan are due quarterly through December 31, 2001. Borrowings under the Agreement are collateralized by receivables and inventories of the company and substantially all of the common stock of its subsidiaries.

Capital lease obligations relate to the company's obligations on three property leases for industrial property located in the State of Tennessee. These obligations are due in monthly or annual installments including principal and interest at rates varying from 5% to 18.3%. These obligations mature at various dates through 2012.

The aggregate scheduled maturities of long-term debt in subsequent years are as follows:

     1996                                   $ 10,089
     1997                                     15,095
     1998                                     20,098
     1999                                     25,101
     2000                                     25,105
     Thereafter                               15,781
                                           ---------
                                            $111,269
                                           =========

At December 31, 1995, short-term borrowings include $7,000 which was outstanding under the revolving loan portion of the Agreement. The revolving loans are due on December 31, 2001. The company intends to pay these borrowings during 1996. Short-term borrowings also include $19,807 due to the seller of The Shannon Group, Inc. which was paid in January, 1996 (see Note 8.)


6
___________________________________________________________________
INCOME TAXES


Components of earnings before income taxes and the cumulative effect of accounting changes for the following periods are as follows:


                                                 Transition
                                                   Period
                                      Dec. 31,    Dec. 31,   July 2,   July 3,
                                        1995        1994      1994      1993
                                      --------   ---------  --------  --------
Earnings before income taxes:
  Domestic                           $ 22,273    $ (8,861)  $ 22,089  $  8,348
  Foreign                                 847         546        490       581
                                     --------    --------   --------  --------
  TOTAL                              $ 23,120    $ (8,315)  $ 22,579  $  8,929
                                     --------    --------   --------  --------

Provision (benefit) for taxes on income before the cumulative effect of accounting changes are as follows:

                                                Transition
                                                  Period
                                      Dec. 31,   Dec. 31,    July 2,   July 3,
                                        1995       1994       1994      1993
                                      --------  ---------   --------  --------
Current:
  Federal                            $  8,093    $  1,972   $  9,138  $  2,812
  State                                 1,105         716      2,358       821
  Foreign                                 168         288         16       428
                                     --------    --------   --------  --------
     Total current                      9,366       2,976     11,512     4,061
                                     --------    --------   --------  --------
Deferred:
  Federal and state                      (815)     (6,036)    (3,120)   (1,138)
  Foreign                                  --        (183)       144      (311)
                                     --------    --------   --------  --------
     Total deferred                      (815)     (6,219)    (2,976)   (1,449)
                                     --------    --------   --------  --------
Provision (benefit) for
  taxes on income                    $  8,551    $ (3,243)  $  8,536  $  2,612
                                     ========    ========   ========  ========

Federal income tax at statutory rates and the provision (benefit) for income taxes as reported are reconciled as follows:

                                                Transition
                                                  Period
                                      Dec. 31,   Dec. 31,     July 2,   July 3,
                                        1995       1994        1994      1993
                                      --------   ---------   --------  --------
Federal income tax at
  statutory rate                     $  8,092   $ (2,910)   $  7,903  $  3,036
State income taxes, net of federal
  income tax benefit                    1,137       (420)      1,140       656
Investment tax credit                      --       (699)        (96)     (144)
Tax-exempt FSC income                    (373)      (236)       (515)     (355)
Adjustments to prior years' income
  tax accruals                           (132)       884          --        --
Realization of state net operating
  and general business credit
  carryforwards                            --         --          --      (477)
Other                                    (173)       138         104      (104)
                                     --------   --------    --------  --------
Provision (benefit) for taxes
 on income                           $  8,551   $ (3,243)   $  8,536  $  2,612
                                     ========   ========    ========  ========

The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations. A summary of the deferred income tax accounts at December 31 is as follows:

                                        1995       1994
                                      --------  ---------
Current deferred tax assets:
  Inventories                        $    485   $  1,655
  Accounts receivable                     692        440
  Product warranty reserves             2,252      2,208
  Product liability reserves            2,413      2,934
  Environmental reserves                  238      1,035
  Customer profit sharing reserves        527        253
  Other employee related benefits
     and allowances                     2,706      1,291
  Other                                 1,807      1,384
                                     --------   --------
Future income tax benefits,
  current                            $ 11,120   $ 11,200
                                     ========   ========

Non-current deferred tax assets
 (liabilities):

  Property, plant and equipment      $(10,340)  $ (4,859)
  Postretirement benefits
     other than pensions                7,581      7,295
  Severance benefits                    1,014        837
  Provisions for long-term
     product warranty reserves          1,412      1,182
  Long-term environmental reserves        740        201
  Net operating loss carryforwards      2,428         --
  Other                                    (9)      (177)
                                     --------   --------
Net future income tax
  benefits, non-current              $  2,826   $  4,479
                                     ========   ========

The company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries or its foreign affiliate were remitted because the company either considers these earnings to be invested for an indefinite period or anticipates that when such earnings are distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.


7
______________________________________________________________________
STOCKHOLDERS' EQUITY

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

On September 8, 1992, the board of directors authorized the company to repurchase up to 1.5 million shares of its common stock. In addition, on January 11, 1994 and February 1, 1994, the board of directors authorized the repurchase of an additional 500,000 and 1,000,000 shares, respectively. Such repurchases will be in open market or privately negotiated purchases, as the company may determine from time to time. As of December 31, 1995, a total of 2,646,379 treasury shares were purchased pursuant to these authorizations.

Subject to shareholder approval, the company's board of directors approved a stock option plan for key employees in 1995. The company is required to adopt the pro-forma disclosure requirements of SFAS No. 123, "Accounting for Stock Based Compensation," in 1996. The company will account for its stock option plan under the provisions of Accounting Principles Board Opinion No. 25.


8
__________________________________________________________________
ACQUISITIONS

On December 1, 1995, the company completed the purchase of the outstanding common stock of The Shannon Group, Inc. ("Shannon"). Shannon is a manufacturer of commercial refrigerators, freezers and related products, ranging from small under-counter units to 300,000 square foot refrigerated warehouses. Among its wide range of products, Shannon is best known for its foamed-in-place walk-in refrigeration units, wood rail walk-in units, refrigerated food-prep tables, reach-in refrigerator/freezers and modular refrigeration systems.

The aggregate consideration paid by the company for Shannon was $127,020 which is net of cash acquired of $651, and which includes an amount due to a seller of $19,807 which was paid in January, 1996, direct acquisition costs of $2,671, and other assumed liabilities of $1,269. The transaction was financed through credit facilities provided under the Credit Agreement dated December 1, 1995 (See Note
5).

The purchase price paid to the Shannon stockholders is subject to post-closing adjustments based upon levels of working capital and 1995 gross profit as defined in the Stock Purchase Agreement
("Agreement"). The amount of the working capital adjustment is not yet known. No earnout payment is anticipated based upon the gross profit results of Shannon for the specified period.

The acquisition has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The preliminary estimate of the excess of the cost over the fair value of net assets acquired is $88,331, and is being amortized over 32 years.

The results of operations of Shannon subsequent to the date of acquisition are included in the Consolidated Statement of Earnings.


The following unaudited information presents on a pro forma basis, the acquisition as if it had occurred at the beginning of the period indicated:




                                          Year Ended       Transition Period
                                           Dec. 31,             Dec. 31,
                                             1995                 1994
                                         -------------      ----------------
Net sales                                 $  436,114          $  186,230
                                          ----------          ----------
Net earnings (loss)                       $   14,983          $   (4,155)
                                          ----------          ----------
Net earnings (loss) per common share      $     1.95          $     (.54)
                                          ----------          ----------

During fiscal year 1994, the company acquired the assets of Femco Machine Co. for $10,685 in cash. Femco is a manufacturer of parts for cranes, draglines, and other heavy equipment. The acquisition was recorded using the purchase method of accounting. The excess of the cost over the fair value of net assets acquired of $1,849 is being amortized over 25 years.

Femco's results of operations subsequent to the date of acquisition are included in the Consolidated Statements of Earnings. Pro forma results of operations are not presented as the amounts do not significantly differ from historical results of the company.



9
_____________________________________________________________________
PLANT CONSOLIDATION

In the transition period ended December 31, 1994, the company's decision to consolidate its large-crane manufacturing to a single site resulted in a $14 million charge to earnings in the cranes and related products segment. The charge included a $9.4 million write-down of the facility being abandoned and estimated holding costs of $4.6 million while the facility is being marketed. It is reasonably possible that the estimate for future holding costs of the facility may change in the future.

The assets currently held for sale include land and improvements, buildings, and certain machinery and equipment at the "Peninsula facility"located in Manitowoc, Wisconsin. The current carrying value of these assets, determined through independent appraisals, is approximately $3 million and is included in other assets. The future holding costs, included in accounts payable and accrued expenses and in other non current liabilities, consist primarily of utilities, security, maintenance, property taxes, insurance, and demolition costs for various buildings. Future holding costs also include estimates for various environmental studies on the Peninsula location. During the year ended December 31, 1995, $641 was paid and charged against these reserves.

During 1995, additional costs of $2.8 million were expensed as incurred and include items such as moving and relocation, engineering, and severance. No additional costs are expected to be incurred related to these items.


10
__________________________________________________________________
CONTINGENCIES

The United States Environmental Protection Agency ("EPA") has identified the company as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and
Liability Act ("CERCLA"), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the Site) near Manitowoc, Wisconsin.

Eleven of the potentially responsible parties have formed a group (the Lemberger Site Remediation Group, or LSRG) and have successfully negotiated with the EPA and the Wisconsin Department of Natural Resources to settle the potential liability at the Site and fund the
cleanup.   Approximately 150 PRP's have been identified as having
shipped substances to the Site.

Recent estimates indicate that the total cost to clean up the Site could be as high as $30 million, however, the ultimate remediation methods and appropriate allocation of costs for the Site are not yet final.

Although liability is joint and several, the company's percentage share of liability is estimated to be 5% of the total cleanup costs, but could increase to 15% if no participation agreements are made between the LSRG and any other PRP's.

In connection with this matter, the company expensed $0.2 million, $1.6 million, and $0.5 million for the year ended December 31, 1995, and fiscal years 1994 and 1993, respectively, for its estimated portion of the cleanup costs. There were no expenses incurred during the transition period ended December 31, 1994.

As of December 31, 1995, 30 product-related lawsuits were pending. Of these, two occurred between 1985 and 1990 when the company was completely self-insured. The remaining lawsuits occurred subsequent to June 1, 1990, at which time the company has insurance coverages ranging from a $5.5 million self-insured retention with a $10.0 million limit on the insurer's contribution in 1990, to the current $1.0 million self-insured retention and $16.0 million limit on the insurer's contribution.

Product liability reserves at December 31, 1995 are $6.2 million; $2.9 million reserved specifically for the 30 cases referenced above, and $3.3 million for incurred but not reported claims. These reserves were estimated using actuarial methods. The highest current reserve for a non-insured claim is $0.2 million, and $1.0 million for an insured claim. Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured claims.

It is reasonably possible that the estimates for environmental remediation and product liability costs may change in the near future based upon new information which may arise.

The company is also involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on the consolidated financial statements.


11
___________________________________________________________________
RETIREMENT AND HEALTH CARE PLANS

The company provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees. Company contributions to the plans are based upon formulas contained in such plans. The company also has a defined contribution plan in which the company matches 25% of participant contributions up to a maximum of 5% of a participant's compensation. Total costs incurred were $4,657 in 1995, $2,165 for the transition period, and for fiscal years 1994 and 1993, $4,981, and $4,896, respectively.

The company maintains an employee benefit trust through which group health benefits are funded. The cost of group health benefits was $4,351 in 1995, $2,505 in the transition period, $4,790 in 1994, and
$4,450 in 1993.

The company also provides certain health care benefits for eligible retired employees. Substantially all of the company's domestic employees hired before January 1, 1990, may become eligible for these benefits if they reach a normal retirement age while working for the company and satisfy certain years of service requirements.

The components of the periodic postretirement health benefit cost for the following periods are as follows:

                                               Transition
                                                 Period
                                     Dec. 31     Dec. 31,    July 2,    July 3,
                                      1995        1994        1994       1993
                                    ------      -------      ------     ------
  Service cost - benefits earned
     during the year               $   323     $   147      $   230    $   237
  Interest cost on accumulated
     postretirement health
     benefit obligation              1,393         694        1,279      1,282
                                   -------     -------      -------   --------
  Net periodic postretirement
     health benefit cost           $ 1,716     $   841      $ 1,509    $ 1,519
                                   -------     -------      -------   --------

The components of the accumulated periodic postretirement health benefit obligation at December 31, 1995 and 1994 are as follows:

                                  1995         1994
                                --------     ---------
  Retirees                      $ 10,920      $ 10,733
  Active participants              7,952         7,223
  Unrecognized gain                  318           234
                                --------      --------
  Accumulated postretirement
     health benefit
      obligation                $ 19,190      $ 18,190
                                --------      --------

The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation begins at 11.0% in 1993, decreases 1.0% per year to 5.0% for 1999, and remains at that level thereafter. Increasing the assumed medical trend rates by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $2,408 at December 31, 1995 and the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $277 for 1995.

The discount rate used in determining the accumulated postretirement health benefit obligation for 1995 is 7.25% compounded annually and 8.0% compounded annually for all other periods. The plan is unfunded.

It is reasonably possible that the estimate for future retirement and health care costs may change in the near future based upon changes in the health care environment or changes in interest rates which may arise.

12
___________________________________________________________________
LEASES

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

Rental expense attributable to operating leases, including the sale/leaseback arrangements, was $7,232 in 1995, $3,724 in the transition period, $7,816 in 1994, and $7,480 in 1993. Total minimum rental obligations under noncancelable operating leases, as of December 31, 1995, aggregated $29,412 and were payable as follows:


     1996       $6,696             1999          $2,432
     1997       $5,561             2000          $1,708
     1998       $3,904             Thereafter    $9,111



13
___________________________________________________________________
BUSINESS INFORMATION

The company's business units, which consist of Foodservice Equipment ("Foodservice"), Cranes and Related Products ("Cranes"), and Marine Operations ("Marine"), operate in both domestic and international markets.

Foodservice products consist primarily of commercial ice cube machines, dispensers and related accessories, as well as commercial refrigerators, and freezers. Foodservice distributes its products
primarily in the U.S.   Foodservice products serve the lodging,
restaurant, healthcare, and convenience store markets which are impacted by demographic changes and business cycles.

Cranes' products consist primarily of crawler and truck-mounted lattice boom and hydraulic cranes and excavators which serve the construction, energy, and mining industries. Cranes distributes its products worldwide, primarily in the U.S., Southeast Asia, Middle East and Europe. Cranes' operations are tied most closely to energy and infrastructure projects throughout the world.

Marine provides ship-repair services to foreign and domestic vessels operating on the Great Lakes. Marine serves the Great Lakes maritime market consisting of both U.S. and Canadian fleets, inland waterway operators, and oceangoing vessels that transit the Great Lakes and St. Lawrence Seaway.

Information concerning the company's operations in various businesses is presented on page 22. Export sales were approximately $61 million in 1995, $31 million during the transition period, $57 million in 1994, and $65 million in 1993. Foreign sales, operating earnings, and identifiable assets for 1995 are $10.3 million, $0.2 million, and $13.3 million, respectively.



MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Company management is responsible for the integrity of this annual report's consolidated financial statements. Those statements were prepared in accordance with generally accepted accounting principles. Where necessary, amounts are based on judgments and estimates by management. All financial information in this report matches the financial statements.

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


/s/  Fred M. Butler                     /s/  Robert R. Friedl
- ------------------------------------    -------------------------
President & Chief Executive Officer     Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- ----------------------------------------

We have audited the accompanying consolidated balance sheets of The Manitowoc Company, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year ended December 31, 1995 and the period from July 3, 1994 to December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of The Manitowoc Company, Inc. and Subsidiaries as of July 2, 1994 and July 3, 1993 were audited by other auditors whose reports, dated July 28, 1994 and July 30, 1993, expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manitowoc Company, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the year ended December 31, 1995, and the period from July 3, 1994 to December 31, 1994, in conformity with generally accepted accounting principles.

As explained in the Summary of Significant Accounting Policies of the Consolidated Financial Statements, effective June 28, 1992, the company changed its method of accounting for retiree health care benefits and income taxes.


Milwaukee, Wisconsin               /s/  Coopers & Lybrand L.L.P.
February 6, 1996                   -----------------------------
                                   COOPERS & LYBRAND L.L.P.


SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (Unaudited)

The table below presents quarterly data for calendar years ended
December 31, 1995 and 1994
(Thousands of dollars, except per share data)



                                          1995                                       1994
                        ---------------------------------------      -----------------------------------------
                            First   Second     Third    Fourth        First    Second   Third (*)   Fourth (*)
                           ------   ------    ------    ------       ------    ------   ----------   --------

Net sales                $ 69,101  $ 82,287  $ 80,088  $ 81,673     $ 60,606  $ 85,946   $ 66,039    $ 57,867
Gross margin               15,919    21,204    18,011    20,336       14,405    21,062     18,320      12,982
Earnings (loss) before
 cumulative effect of
  accounting changes        1,768     5,386     3,590     3,825        1,600     5,267      3,800      (8,872)
Net earnings (loss)         1,768     5,386     3,590     3,825        1,600     5,267      3,800      (8,872)
Per common share:
 Earnings (loss) before
  cumulative effect of
   accounting changes         .23       .70       .47       .50          .19       .64        .49       (1.16)
Net earnings (loss)           .23       .70       .47       .50          .19       .64        .49       (1.16)
Dividends                     .25       .25       .25       .25          .25       .25        .25         .25

(*) The third and fourth quarter of calendar 1994 equates to the transition period included in the Consolidated Financial Statements.


OTHER INVESTOR INFORMATION

Independent Public Accountants
- ------------------------------
Coopers & Lybrand LLP
411 East Wisconsin
Milwaukee, WI  53202


Stock Transfer Agent and Registrar
- --------------------------------
First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, NJ  07303-2500


Annual Meeting - The annual meeting of Manitowoc shareholders will be held at 9:00 a.m., CDT, Tuesday, May 7, 1996, on the third floor of the company's corporate offices at 500 South 16th Street, Manitowoc, WI. We encourage shareholders to participate in this meeting in person or by proxy.

Stock Listing - Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.

Quarterly common stock price information for our three most recent fiscal years can be found on page 1 of this annual report.

Manitowoc Shareholders - On December 31, 1995, 7,674,468 shares of Manitowoc common stock were outstanding. At such date, there were approximately 2,350 shareholders of record.

Although the majority of Manitowoc shareholders reside in Wisconsin, other shareholders reside throughout the United States, Canada, Mexico, and several overseas locations.

Form 10-K Report - Each year, Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in the Annual Report to Shareholders.

A copy of Form 10-K, as filed with the Securities and Exchange
Commission for 1995, may be obtained by any shareholders, without charge, upon written request to:

     E. Dean Flynn
     Secretary
     The Manitowoc Company, Inc.
     P. O. Box 66
     Manitowoc, WI  54221-0066


Dividends - Common stock dividends are usually considered in conjunction with quarterly meetings of Manitowoc's board of directors.

Dividend Reinvestment and Stock Purchase Plan -
The Dividend Reinvestment and Stock Purchase Plan provides a convenient method to acquire additional shares of Manitowoc stock through the investment of quarterly dividends. Shareholders may also purchase shares by investing cash as often as once a month in varying amounts from $10 up to a maximum of $60,000 each calendar year.

Participation is voluntary, and all fees associated with stock purchases under these plans are paid for by Manitowoc.

To receive an information booklet and enrollment form, please contact our stock transfer agent and registrar, First Chicago Trust Company of New York.


GLOSSARY
- --------

Financial Terms
- ---------------

Backlog:   Firm, unfilled orders.  An indicator of future sales.

Book Value: Another term for shareholder equity, most often shown on a per-share basis.

Cash Flow: Funds generated by a company to operate the business, make capital investments, repay debt, pay dividends, repurchase stock, and make acquisitions.

Cost of Capital: A weighted average of the after-tax cost of equity and borrowed funds used to invest in operating capital for business.

Current Ratio: Current assets divided by current liabilities, an indicator of liquidity.

Economic Value Added: Represents the growth in economic profit from year to year.

Outsourcing: Contracting with an outside supplier to take over a function that had been performed within the company.

Product Mix: A company that sells more than one product can have its amount of sales vary from year to year, even when the overall number of units sold remains the same. This occurs when multiple products have different sales values, when a greater number of units with higher sales values are sold in comparison to lower-priced units.

Stock Repurchase Plan: A systematic approach in which a company repurchases its stock. The result of this action increases the percent of ownership each remaining shareholder has in the company.


Industry Terms
- --------------

Boom Truck: A flatbed truck chassis equipped with a hydraulic crane. A boom truck is different than a truck crane in that it can haul up to several thousand pounds of payload on its cargo deck.

Crawler Crane: Usually refers to lattice-boom cranes that are mounted on crawlers rather than a truck chassis. This method of mounting significantly reduces ground bearing pressures and enables the crane to pick-and-carry any rated load.

Five-Year Survey: Ship inspection and maintenance that must be performed every five years to satisfy various maritime requirements of the U.S. Coast Guard and other regulatory agencies.

Graving Dock: An in-ground concrete structure in which ships can be constructed or repaired. Because a graving dock is equipped with pumps and watertight gates, it can be flooded so ships can float in, then be pumped dry so crews can work on those portions of the ship that are normally underwater.

Kiosk:  A non-traditional restaurant.

Lattice Boom: A fabricated structure usually consisting of four chords and tubular lacings. Lattice booms are typically lighter in weight than similar-length telescopic booms. In addition, lattice booms generally provide higher lifting capacities than telescopic booms in most situations.

Reach-in: A capital goods item typically found in restaurant and convenience-store applications to store foodservice ingredients at safekeeping temperatures prior to preparation, or for refrigerated storage of various beverage and food items for retail sale.

Self-Unloading Vessel: Refers to the fleet of vessels operating on the Great Lakes that are equipped with cargo-hold conveyors and cargo discharge booms that enable these vessels to offload their bulk cargoes, such as iron ore, coal, or cement, without requiring dockside assist equipment.

Telescopic Boom: A boom, composed of several overlapping sections, which can be extended or retracted like a telescope.

Walk-in: A large, custom-built, refrigerated structure often found in restaurants that can be equipped with cooling or freezing systems for long-term storage of foodservice items prior to preparation.





                                 EXHIBIT 13  -  APPENDIX A


                                                            Cross Reference or
Graph No.       Description of Graph                       Narrative Discussion
- ---------       --------------------                      ---------------------

   1         Bar Graph of Consolidated                 Graph shows consolidated net
             Net Sales for fiscal years                sales of $236 million, $246
             1991-1994 and calendar year 1995          million, $279 million, $275
                                                       million and $313 million for
                                                       fiscal 1991, 1992, 1993, 1994
                                                       and calendar 1995.

   2         Bar Graph of Consolidated                 Graph shows consolidated gross
             Gross Margins for fiscal years            margins of $58 million, $54
             1991-1994 and calendar year 1995          million, $56 million, $68
                                                       million and $75 million for
                                                       fiscal 1991, 1992, 1993, 1994
                                                       and calendar 1995.

   3         Bar Graph of Consolidated                 Graph shows consolidated
             Operating Earnings for fiscal years       operating earnings of $18
             1991-1994 and calendar year 1995          million, $10 million, $8 million,
                                                       $21 million and $23 million for
                                                       fiscal 1991, 1992, 1993, 1994
                                                       and calendar 1995.

   4         Bar Graph of Consolidated                 Graph shows consolidated net
             Net Earnings for fiscal years             earnings of $15 million for
             1991-1994 and calendar year 1995          fiscal 1991, $8 million for
                                                       fiscal 1992, a net loss of $4
                                                       million for fiscal 1993, and
                                                       net earnings of $14 million and
                                                       $15 million for fiscal 1994
                                                       and calendar 1995, respectively.

   5         Bar Graph of Consolidated Free            Graph shows consolidated free
             Cash Flow for fiscal years                cash flows of $6 million, $28
             1991-1994 and calendar year 1995          million, $63 million, $37
                                                       million and $16 million for
                                                       fiscal 1991, 1992, 1993, 1994
                                                       and calendar 1995.

   6         Bar Graph of Invested                     Graph shows invested capital of
             Capital for fiscal years                  $176 million, $180 million, $159
             1991-1994 and calendar year 1995          million, $130 million and $140
                                                       million for fiscal 1991, 1992,
                                                       1993, 1994 and calendar 1995.

   7         Bar Graph of Consolidated                 Graph shows export shipments
             Export Shipments for fiscal               of $42 million, $41 million,
             years 1991-1994 and calendar              $65 million, $57 million, and
             year 1995                                 $61 million for fiscal 1991,
                                                       1992, 1993, 1994, and calendar
                                                       1995.


   8         Bar Graph of Average Shares               Graph shows average shares
             Outstanding for fiscal years              outstanding of 10.3 million
             1991-1994 and calendar year               for fiscal years 1991 and 1992,
             1995                                      9.8 million for fiscal 1993,
                                                       8.7 million for fiscal 1994 and
                                                       7.7 million for calendar 1995.