Form 10-K, Exhibit 13
period 1996-12-31
MANITOWOC CO INC
filed 1997-03-31
CIK 61986

EXHIBIT 13
                                                                    1996 10-K



            PORTIONS OF THE 1996 ANNUAL REPORT TO SHAREHOLDERS
               OF THE MANITOWOC COMPANY, INC. INCORPORATED
                               BY REFERENCE


                                                  QUARTERLY COMMON STOCK PRICE RANGE




                     Year Ended               Year Ended          Transition Period Ended        Year Ended
                 December 31, 1996         December 31, 1995         December 31, 1994          July 2, 1994
                 ------------------        ------------------        -----------------        -----------------

               High    Low     Close     High    Low     Close      High    Low    Close     High    Low     Close
               ----    ----    -----     ----    ----    -----      ----    ----   -----     ----    ---     -----
1st Quarter   $33.25  $27.75  $31.50    $25.00  $21.00  $24.88    $27.00  $24.00  $27.00    $33.25  $30.38  $31.50
2nd Quarter    38.00   31.75   35.88     28.88   24.88   28.88     26.88   21.50   21.63     33.13   31.00   32.25
3rd Quarter    35.75   23.50   32.13     30.00   26.88   29.63        --      --      --     32.38   27.75   27.75
4th Quarter    43.88   31.50   40.50     30.63   28.13   30.63        --      --      --     28.25   24.88   25.13

----------------------------------------------------------------------
The company's common stock is traded on the New York Stock Exchange.
The share prices shown above are not adjusted for the three-for-two stock split.







               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                    OF OPERATIONS AND FINANCIAL CONDITION


Business Description
--------------------

The Manitowoc Company and its divisions and subsidiaries are market leaders in their domestic and international businesses. The Foodservice Equipment Group is one of the largest suppliers of ice cube machines and walk-in refrigerators/freezers in North America, serving restaurants, hotels and other institutions. The Cranes and Related Products Group has a leading market share in lattice-boom crawler cranes (over 150-ton capacity) in the world, serving heavy-construction crane-rental and cargo-handling customers. The Marine Group is the leading provider of ship repair, maintenance and conversion services on the U.S. Great Lakes. Additional information on these business segments can be found on pages 6 through 17.


Note on Forward-Looking Statements
-----------------------------------

This report includes forward-looking statements based on management's current expectations. Reference is made in particular to the decription of the Company's plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements in this Report. Such forward-looking statements generally are identifiable by words such as "believes," "intends," "estimates," "expects" and similar expressions.

     These statements involve a number of risks and uncertainties and must be qualified by factors that could cause results to be materially different from what is presented here. This includes the following factors for each business: Foodservice Equipment - demographic changes affecting the number of women in the workforce, general population growth, and household income; serving large restaurant chains as they expand their global operations; specialty foodservice market growth; and the demand for equipment for small kiosk-type locations. Cranes and Related Products - market acceptance of innovative products; cyclicality in the construction industry; growth in the world market for heavy cranes; demand for used equipment in developing countries. Marine - shipping volume fluctuations based on performance of the steel industry; five-year drydocking schedule; reducing seasonality through non-marine repair work.


Long-Term Financial Goals
-------------------------

Manitowoc has established and will work to achieve these goals by the year 2000: Each business segment must be economic value-added (EVA) accretive each year. Expand in international markets to generate sales of $200 million and manufacturing of $75 million outside the United
States.   Generate 80% of sales from new products/models acquired or introduced after 1996. Have all manufacturing operations ISO-certified. Achieve $800 million in revenues.



Market Conditions/North America
-------------------------------

North American economic conditions for all three of Manitowoc's businesses improved again in 1996.

     Foodservice Equipment continues to benefit from a number of trends: growth in the restaurant industry, particularly among high-volume chains; expansion of fast-food franchises into non-traditional locations, such as automotive service stations; growth in healthcare facilities; and the continued recovery of the hotel and lodging industry. These factors resulted in higher foodservice equipment demand in nearly all North American markets in 1996. We expect this market will remain fairly constant into 1997.

     Cranes and Related Products improved in 1996 from the anemic market of earlier years. This business should continue to grow over the next several years because of the following: increased construction spending in the United States; the necessary rebuilding of America's infrastructure (although government funding remains limited); and an aging high-capacity liftcrane fleet that is becoming technically obsolete.

     The 1996 Marine market benefited from near-record levels of shipping tonnage; the general economic strength of heavy industry and manufacturing sectors; and the aging of the Great Lakes fleet, which requires more maintenance and repair. Demand was good at all three ship-repair facilities: Toledo and Cleveland, Ohio, and Sturgeon Bay,
Wisconsin, during 1996.


Market Conditions/International
------------------------------

     Manitowoc's international sales increased 11% over 1995 levels, now reaching about 14% of total revenues.

     Foodservice Equipment demand for refrigeration products is strongest in the Pacific Rim. Orders for refrigeration and ice-making equipment from hotel and restaurant chains are expected to be robust through the end of the decade. Manitowoc's strategic alliance and partnership with Hangzhou Household Electric Appliances in China is expected to help the company add to its international presence in this part of the world. In addition, the distribution center in Rotterdam, Holland, nearly tripled its European ice machine sales in 1996 versus 1995.

     Cranes and Related Products continued to see low levels of demand from European countries in 1996. In addition, the Asian market remained cost-competitive. Although it saw a 7.1% sales decrease in 1996, Manitowoc's Aftermarket Group, which refurbishes cranes and sells them into less-developed countries, helped generate replacement orders for new cranes in North America.

     Marine repair and maintenance revenue is primarily domestic. The potential of serving Canadian Great Lakes vessels is improving because of the North American Free Trade Agreement, and U.S. shipyards becoming more cost-effective in competing with their Canadian counterparts.


Results of Operations
---------------------

On August 9, 1994, the board of directors changed the company's fiscal year-end to December 31 from the Saturday nearest June 30. This resulted in a transition period from July 3, 1994 through December 31, 1994.

This table summarizes the relationship between components of operations as a percent of net sales, for the periods indicated.




                                                        Transition
                                      Year       Year      Period    Fiscal Year
                                     Ended      Ended      Ended        Ended
                                    Dec. 31,   Dec. 31,   Dec. 31,     July 2,
Percent of Net Sales                  1996      1995      1994          1994
-------------------------------------------------------------------------------
Net sales                            100.0      100.0      100.0        100.0
-------------------------------------------------------------------------------
Cost of sales                         73.1       75.9       74.7         75.3
-------------------------------------------------------------------------------
Gross profit                          26.9       24.1       25.3         24.7
-------------------------------------------------------------------------------
Engineering, selling &
 administrative expenses              16.5       16.7       20.8         17.0
-------------------------------------------------------------------------------
Plant relocation costs                 0.2         --       11.3           --
-------------------------------------------------------------------------------
Operating income (loss)               10.2        7.4       (6.8)         7.7
-------------------------------------------------------------------------------
Interest and other                    (1.7)       0.0        0.1          0.5
-------------------------------------------------------------------------------
Earnings (loss) before taxes           8.5        7.4       (6.7)         8.2
-------------------------------------------------------------------------------
Income taxes (benefit)                 3.4        2.7       (2.6)         3.1
-------------------------------------------------------------------------------
Net earnings (loss)                    5.1        4.7       (4.1)         5.1
-------------------------------------------------------------------------------


Net Sales
---------

Consolidated net sales for 1996 rose 59.8% to $500.5 million from $313.1 million in 1995. This resulted from a 112.9% increase in Foodservice Equipment sales, a 24.0% rise in Crane sales, and 61.5% higher Marine sales. This strong performance resulted from (in order of decreasing relative contribution): (1) a full year's performance by The Shannon Group, Inc., acquired in December 1995; (2) positive market reception of new and recently introduced crane models; (3) the sale of a self-unloading barge built for Lafarge Cement Corporation during the Marine group's off-peak season; (4) significantly higher sales of crane parts; and (5) record winter fleet activity at our ship-repair facilities.

     For 1995, net sales increased 13.7% to $313.1 million compared with $275.4 million for fiscal 1994. Higher sales were seen at all divisions:
Foodservice Equipment sales up 22.2%, Cranes sales up 8.7%, and Marine sales up 13.5%. The sales improvement for 1995 came from: (1) higher domestic and international demand for ice machines; (2) continued strong sales in boom trucks resulting in higher shipments from Manitex; (3) the Shannon acquisition; (4) growth in crane parts and refurbishing markets;
(5) the start-up of production and shipping of West-Manitowoc crawler crane; and (6) greater demand for marine repair and scheduled maintenance on Great Lakes vessels.

     For the 1994 transition period, net sales totaled $123.9 million, down 3.8% from the first half of fiscal 1994. A 10% increase in Foodservice Equipment sales, due to favorable market conditions, was offset by a 10% decline in Crane sales and a 13% drop in Marine sales. Lower Crane sales resulted from a soft market for heavy-lift cranes. In addition, fewer drydockings and lower volumes of emergency repair work reduced Marine revenues.

Gross Margins
-------------

     The 1996 gross margin increased to 26.9%. The gross margin was 24.1% in 1995, 25.3% for the transition period, and 24.7% in fiscal 1994. The biggest contributor to the strong 1996 gross margin resulted from the consolidation and improvements at Manitowoc Engineering, which have increased productivity and reduced overhead costs. The 1995 gross margin was negatively affected by a $2.8 million investment to consolidate and upgrade the large-crane facility.

Engineering, Selling and Administrative Expenses
------------------------------------------------

     In 1996, the engineering, selling and administrative expenses increased to $82.6 million, up from $52.3 million in 1995, primarily because of the Shannon acquisition. However, on a percentage of net sales basis, these expenses were in line with the recent past. In fiscal 1994, these expenses were $46.8 million, or 17.0% of net sales.

Plant Relocation Costs
----------------------

     As part of improving its EVA, Manitowoc has, since 1992, been reviewing its operations and consolidating underperforming assets. In 1996, the company took a $1.2 million charge to close its Tonka (Mason City, IA) and Kolpak (Bethel Springs, TN) walk-in refrigerator plants. The Iowa plant was consolidated with an expanded Greeneville, TN facility. Prior to this, in the 1994 transition period, Manitowoc consolidated its large-crane manufacturing to one site. This resulted in a $14 million charge, including a $9.4 million facility write-down.


Operating Earnings
------------------

     Each segment contributed to the 119.8% increase in operating earnings, to $50.9 million in 1996 from $23.2 million in 1995. In 1995, operating earnings improved from a $8.5 million loss in the 1994 transition period and were up 9.8% from $21.1 million in fiscal 1994.

Income Taxes
------------

     The effective income tax rate for 1996 was 39.7% versus 37.0% in 1995, a 39.0% rate in the transition period, and 37.8% in fiscal 1994. The higher 1996 rate resulted from non-deductible goodwill associated with the Shannon acquisition. The 1995 rate was lower than fiscal 1994 due to utilization of foreign tax credits.


Net Earnings
------------

     In 1996, net earnings increased 76.0% to a record $25.6 million, or $2.23 per share, compared with the prior year's $14.6 million, or $1.27 per share. The net loss for the 1994 transition period was $5.1 million, equal to 44 cents per share, and for fiscal 1994, net earnings were $14.0 million, or $1.07 per share. Without the plant consolidation charge, the 1994 transition period would have had earnings of $3.5 million, or 30
cents per share.     All per-share figures reflect the July 1996 three-
for-two stock split. As a result, the average shares outstanding for each period are: 1996 - 11.5 million, 1995 - 11.5 million, 1994 transition period
- 11.6 million, fiscal 1994 - 13.1 million. The reduction in shares outstanding between 1995 and 1994 was attributable to share repurchases by the company.


Foodservice Equipment
---------------------

Manitowoc's largest segment generated 48.4% of total sales in 1996. Foodservice revenues increased 112.9% to $242.3 million for the latest year, compared with $113.8 million in 1995, and $93.2 million in fiscal 1994. The primary reason for higher 1996 sales was the December 1995 acquisition of The Shannon Group, a leading manufacturer of commercial refrigeration equipment. While Shannon's 1996 sales were down slightly compared with 1995, the acquisition was responsible for nearly all of the Foodservice revenue increase. Foodservice Equipment sales should continue to expand, driven by growth in small kiosk locations, industry movement from single location restaurants to chain operations, and the expansion of chains into less-developed markets outside the United States.

     Foodservice operating earnings grew 49.5% in 1996 to $34.0 million from 1995's $22.7 million. Fiscal 1994 saw $21.6 million in operating earnings. This segment generated 54.2% of total operating earnings in 1996. This was down from 75.9% in 1995, when Crane segment operating earnings were lower than normal.

     Operating margins for Foodservice were 14.0% in 1996, 20.0% in 1995, and 23.2% in fiscal 1994. The difference between 1996 and 1995 resulted from the acquisition of The Shannon Group, whose margins are historically lower. The decline between 1995 and fiscal 1994 margins also was caused by the traditionally lower margins of the Shannon product line (acquired in December 1995).


Cranes and Related Products
---------------------------

Sales from this business contributed 42.1% of Manitowoc's total 1996 revenues. Net Crane sales reached $210.6 million in 1996, up 24.0% from the previous year. Sales were $169.9 million in 1995 and $156.3 million in fiscal 1994. The improvement in 1996 came primarily from orders for new products introduced during the last four years. These products accounted for 98% of the order backlog at year-end 1996. The difference between 1995 and fiscal 1994 sales came from increases in Manitex boom-truck sales, the benefits of the 1993 Femco acquisition, and higher West-Manitowoc sales. These advances were partially offset by a 25% drop in large crawler crane shipments.

     The Aftermarket Group has two operations: Femco and Manitowoc Re-Manufacturing. Femco did well in 1996, with revenues from industrial press repair and scrapyard business. However, flat crane parts sales and lower sales from Manitowoc Re-Manufacturing resulted in a slight reduction to total 1996 Aftermarket Group sales.

     Backlogs for all crane products at year-end were: 1996 - $136.0 million, 1995 - $85.8 million, fiscal 1994 - $26.9 million. The 1996 backlog includes one M-1200 RINGER, four 888 RINGERs, and a single customer order for 20 Model 777 crawler cranes.

     Operating earnings for the Crane segment increased seven-fold over 1995 levels and contributed 36.0% of the company's total segment operating earnings. Operating earnings were $22.6 million in 1996, $3.2 million in 1995, and $2.3 million in fiscal 1994. Operating margins for the last three years were: 1996 - 10.7%, 1995 - 1.9%, and fiscal 1994 - 1.5%. The 1996 figure reflects higher sales across all crane businesses and improved operating efficiencies resulting from earlier restructurings and plant consolidations.


Marine Group
------------

In 1996, Marine segment sales of $47.6 million grew 61.5% over 1995's $29.5 million, also up from fiscal 1994's $26.0 million. Marine revenues contributed 9.5% of Manitowoc's 1996 net sales. The major reasons for the improved performance were higher levels of winter repair and maintenance, and construction of a self-unloading cement barge for a Great Lakes customer.

     Operating earnings in this business increased 54.0% in 1996, reaching $6.2 million, compared with $4.0 million in 1995, and higher than fiscal 1994's $2.4 million. Marine contributed 9.9% of total company operating segment earnings during 1996. The 1996 operating margin, at 13.0% was down slightly from 13.7% in 1995 (and higher than 9.4% in fiscal 1994) due to the traditionally lower margins on new construction versus repair work.


Liquidity and Capital Resources
-------------------------------

Cash flows from operations for 1996 were $64.5 million, compared with 1995's $16.4 million and $37.0 million in fiscal 1994. The increase reflects net earnings gains and a significant reduction in working capital. The primary uses of cash for the latest year were $50.5 million in debt payments, $8.4 million in capital expenditures and $7.7 million in dividend payments. At the end of 1996, long-term debt of $76.5 million, versus $101.2 million at the end of 1995. Estimated capital expenditures for 1997 are in the $11 - 12 million range.

     Cash and marketable securities were $16.0 million at the end of 1996, compared with $16.6 million for 1995 and $30.1 million for fiscal 1994. On September 8, 1992, the board of directors authorized management to repurchase up to 1.5 million shares of its common stock. In addition, on January 11, 1994, and February 1, 1994, the board authorized the repurchase of an additional 500,000 shares and 1,000,000 shares, respectively. As of December 31, 1996, a total of 2,646,379 treasury shares were purchased as a result of these authorizations. On February 19, 1997, the board discontinued this stock repurchase program.

     On December 1, 1995, the company purchased the outstanding common stock of The Shannon Group, Inc. The aggregate consideration paid by Manitowoc was $127.3 million, which is net of cash acquired of $651,000. The purchase price included $19.8 million due to the seller and paid in January 1996, direct acquisition costs of $2.7 million, $1.3 million in other assumed liabilities, and a post-closing working capital adjustment of $300,000. The transaction was financed through credit facilities provided under the Credit Agreement dated December 1, 1995.

     On December 31, 1996, and July 2, 1994, there were no short-term borrowings, compared with $26.8 million at December 31, 1995.

     Inventories stood at $44.0 million at the end of 1996 compared with $52.9 million at year-end 1995. Working capital declined to $17.6 million from $24.2 million.

     The company expects current cash reserves and future cash flows from operations will be adequate to meet its liquidity requirements for the foreseeable future. This includes payments on long-term debt, line of credit and anticipated capital expenditures.


Contingencies
-------------

The United States Environmental Protection Agency (EPA) identified the company as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), liable for the costs associated with investigating and cleaning up the contamination at the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin.

     Approximately 150 PRP's have been identified as having shipped substances to the site. Eleven of the PRP's have formed the Lemberger Site Remediation Group (LSRG) and have successfully negotiated with the EPA and Wisconsin Department of Natural Resources to settle the potential liability at the site and fund the cleanup.

     Recent estimates indicate that the total cost to clean up the site could be as high as $30 million. However, the ultimate remediation methods and appropriate allocation of costs for the site are not yet final. Although liability is joint and several, the company's share of liability is estimated to be 11% of the total cleanup costs.

     In connection with this matter, the company expensed $0.2 million in 1996, $0.2 million in 1995, and $1.6 million in fiscal 1994 for its estimated portion of the cleanup costs. There were no expenses during the transition period ended December 31, 1994.





                                     Eleven-Year Financial Summary & Business Segment Information

                                      (Thousands of dollars, except shares and per share data)

                                                                                     Transition
                                                                     Pro Forma           Period                 FISCAL YEARS
                                 Calendar         Calendar            Calendar         Calendar       ----------------------------
                                     1996             1995            1994 (2)         1994 (2)              1994             1993
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES
 Foodservice                     $242,317          $113,814          $ 97,321          $ 44,996          $ 93,171         $ 81,424
 Cranes & related products        210,564           169,866           148,355            70,958           156,253          178,630
 Marine                            47,584            29,469            24,782             7,952            25,956           18,504
-----------------------------------------------------------------------------------------------------------------------------------
   Total                         $500,465          $313,149          $270,458          $123,906          $275,380         $278,558
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin                     $134,641          $ 75,470          $ 66,769          $ 31,302          $ 67,924         $ 55,785
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS
 Foodservice                     $ 33,989          $ 22,729          $ 22,286          $  9,426          $ 21,637         $ 18,311
 Cranes & related products         22,582             3,179                17               870             2,275           (1,961)
 Marine                             6,197             4,024               516              (799)            2,447              593
 General corporate                 (7,678)           (6,530)           (6,832)           (3,981)           (5,274)          (5,296)
 Amortization                      (3,000)             (250)               --                --                --               --
 Plant relocation costs            (1,200)               --           (14,000)          (14,000)               --           (3,300)
-----------------------------------------------------------------------------------------------------------------------------------
   Total                           50,890            23,152             1,987            (8,484)           21,085            8,347
-----------------------------------------------------------------------------------------------------------------------------------
Other income (expense) - net       (8,384)              (32)              768               169             1,494              582
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
 taxes on income                   42,506            23,120             2,755            (8,315)           22,579            8,929
Accounting changes                     --                --                --                --                --          (10,214)
Provision (benefit) for
 taxes on income                   16,863             8,551               960            (3,243)            8,536            2,612
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)              $ 25,643          $ 14,569          $  1,795          $ (5,072)         $ 14,043         $ (3,897)
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
 Cash from operations            $ 64,514          $ 16,367          $ 13,821          $   (330)         $ 36,995         $ 62,700
-----------------------------------------------------------------------------------------------------------------------------------
 Invested capital
 (monthly averages):
  Foodservice                    $ 68,556          $ 32,696          $ 24,734          $ 21,979          $ 25,662         $ 26,503
  Cranes & related products        73,246            85,082            80,619            81,800            86,288          112,120
  Marine                            7,335             9,579            12,691            11,201            13,953           17,497
  General corporate                94,166            12,409             4,248             4,818             4,052            2,581
-----------------------------------------------------------------------------------------------------------------------------------
   Total                         $243,303          $139,766          $122,292          $119,798          $129,955         $158,701
----------------------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS
 Foodservice                     $ 90,937          $ 90,126          $ 27,828          $ 27,828          $ 31,460         $ 29,526
 Cranes & related products         88,174           109,118            88,068            88,068            93,823          105,750
 Marine                            10,648            11,369            13,233            13,233            16,726           16,720
 General corporate                127,951           114,302            30,336            30,336            43,839           56,015
-----------------------------------------------------------------------------------------------------------------------------------
   Total                         $317,710          $324,915          $159,465          $159,465          $185,848         $208,011
-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM OBLIGATION
 Long-term debt                  $ 76,501          $101,180          $     --          $     --          $     --         $     --
-----------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION
 Foodservice                     $  3,377          $  1,606          $  1,364          $    703          $  1,320         $  1,187
 Cranes & related products          4,260             4,162             4,639             2,288             4,211            3,875
 Marine                               600               608               658               316               681              756
 General corporate                     81                80                91                46                61               44
-----------------------------------------------------------------------------------------------------------------------------------
   Total                         $  8,318          $  6,456          $  6,752          $  3,353          $  6,273         $  5,862
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
 Foodservice                     $  5,110          $  4,568          $  4,929          $  3,011          $  2,300         $  2,152
 Cranes & related products          2,816            14,252             4,214               528             3,120            8,648
 Marine                               343               383               145               109              (492)            (463)
 General corporate (1)                127                 6               419                82               414              (39)
-----------------------------------------------------------------------------------------------------------------------------------
   Total                         $  8,396          $ 19,209          $  9,707          $  3,730          $  5,342         $ 10,298
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE  (3)
 Net earnings (loss)             $   2.23          $   1.27          $    .15          $   (.44)         $   1.07         $   (.27)
 Dividends                            .67               .67               .67               .33               .67              .67
 Stockholders' equity                8.72              7.09              6.52              6.52              7.74             8.71
-----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding     11,511,357        11,511,707        12,151,538        11,617,832        13,104,891       14,639,081
-----------------------------------------------------------------------------------------------------------------------------------


                                                                            FISCAL YEARS
                                 --------------------------------------------------------------------------------------------------
                                     1992              1991              1990              1989              1988              1987
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES
 Foodservice                     $ 74,175          $ 73,944          $ 74,612          $ 74,431          $ 72,986          $ 72,501
 Cranes & related products        155,743           147,554           117,464           102,430            81,593            46,571
 Marine                            16,471            14,689            33,752            23,735            17,710           103,995
-----------------------------------------------------------------------------------------------------------------------------------
   Total                         $246,389          $236,187          $225,828          $200,596          $172,289          $223,067
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin                     $ 54,443          $ 58,062          $ 54,366          $ 50,860          $ 37,033          $ 29,921
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS
 Foodservice                     $ 17,585          $ 17,364          $ 19,387          $ 18,468          $ 17,203          $ 17,910
 Cranes & related products           (850)            7,602             5,490             3,454            (1,974)            4,532
 Marine                               278              (973)            6,497             3,416           (15,921)           (9,693)
 General corporate                 (6,545)           (5,734)           (6,094)           (5,623)           (4,744)           (3,628)
 Amortization                          --                --                --                --                --                --
 Plant relocation costs                --                --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
     Total                         10,468            18,259            25,280            19,715            (5,436)            9,121
-----------------------------------------------------------------------------------------------------------------------------------
Other income (expense) - net        1,104             2,233             5,077             4,527             4,187             7,510
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes
 on income                         11,572            20,492            30,357            24,242            (1,249)           16,631
Accounting changes                     --                --                --                --                --                --
Provision (benefit) for taxes
 on income                          3,315             5,060             9,327             7,344            (1,341)            4,868
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)              $  8,257          $ 15,432          $ 21,030          $ 16,898          $     92          $ 11,763
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Cash from operations             $ 28,250          $  6,472          $ 14,210          $ (5,278)         $  3,658          $(33,833)
-----------------------------------------------------------------------------------------------------------------------------------
Invested capital
(monthly averages):
Foodservice                      $ 23,555          $ 25,099          $ 19,018          $ 22,859          $ 21,940          $ 16,427
Cranes & related products         137,839           133,777           118,097            99,147            76,335            77,382
Marine                             16,879            14,621            16,206            28,600            18,894            26,122
General corporate                   2,025             3,051             6,314             7,656            14,151             4,227
-----------------------------------------------------------------------------------------------------------------------------------
     Total                       $180,298          $176,548          $159,635          $158,262          $131,320          $124,158
-----------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
 Foodservice                     $ 25,608          $ 28,019          $ 24,168          $ 26,074          $ 27,449          $ 33,486
 Cranes & related products        138,416           136,995           115,804            96,623            75,217            61,306
 Marine                            19,253            18,009            22,683            32,451            24,049            41,366
 General corporate                 41,829            35,983            50,143            61,966            82,374            94,628
-----------------------------------------------------------------------------------------------------------------------------------
     Total                       $225,106          $219,006          $212,798          $217,114          $209,089          $230,786
-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM OBLIGATION
 Long-term debt                        --                --                --                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION
 Foodservice                     $  1,090          $    812          $    657          $    771          $    785          $    817
 Cranes & related products          4,053             3,691             2,895             2,953             3,000             2,972
 Marine                               785               792               748               465             2,362             2,600
 General corporate                    196               234               431               380               327               303
-----------------------------------------------------------------------------------------------------------------------------------
     Total                       $  6,124          $  5,529          $  4,731          $  4,569          $  6,474          $  6,692
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
 Foodservice                     $  1,099          $  2,797          $    748          $   (169)         $    229          $    201
 Cranes & related products          4,047             6,347             3,130             2,225             2,264             2,580
 Marine                               500               113               197               108                 1               112
 General corporate (1)               (508)           (2,955)               70               586               317                86
-----------------------------------------------------------------------------------------------------------------------------------
     Total                       $  5,138          $  6,302          $  4,145          $  2,750          $  2,811          $  2,979
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE  (3)
 Net earnings (loss)             $    .53           $  1.00          $   1.36          $   1.09          $    .01          $    .72
 Dividends                            .67               .67              1.33               .53               .53               .53
 Stockholders' equity               10.69             10.80             10.44             10.42              9.91             10.47
-----------------------------------------------------------------------------------------------------------------------------------
Average shares outstanding     15,481,271        15,481,491        15,481,874        15,502,599        15,945,156        16,305,536
-----------------------------------------------------------------------------------------------------------------------------------

(1) During 1991, certain assets were transferred from general corporate to the cranes and related products segment.

(2)  The company changed its year-end to December 31, effective with the
period ended December 31, 1994 (transition period).   The prior fiscal
year-end ended on the Saturday nearest to June 30. The Pro Forma information related to the calendar year ended December 31, 1994 is a compilation of the calendar quarterly data for 1994 and is unaudited.

(3) Per share data and average shares outstanding have been adjusted to reflect the three-for-two stock split which occurred in 1996. See Note 7 of notes to the consolidated financial statements.

                                            CONSOLIDATED STATEMENTS OF EARNINGS
                            (Thousands of dollars, except per share and average shares data)

                                                        For The Periods Ended
                             --------------------------------------------------------------------------
                                                                            Transition
                                      Dec. 31,            Dec. 31,            Dec. 31,           July 2,
                                       1996                1995                1994               1994
                                      -------            --------           -----------       -----------
EARNINGS
 Net Sales                           $500,465            $313,149            $123,906            $275,380

 Costs and expenses:
   Cost of sales                      365,824             237,679              92,604             207,456
   Engineering, selling, and
     administrative expenses           82,551              52,318              25,786              46,839
   Plant relocation costs               1,200                  --              14,000                  --
                                    ---------           ---------           ---------           ---------
     Total costs and expenses         449,575             289,997             132,390             254,295
                                    ---------           ---------           ---------           ---------
 Earnings (loss) from operations       50,890              23,152              (8,484)             21,085
 Interest expense                      (9,097)             (1,865)               (187)               (263)
 Interest and dividend income             394                  47                 333               1,697
 Other                                    319               1,786                  23                  60
                                    ---------           ---------           ---------           ---------
 Earnings (loss) before taxes
   on income                           42,506              23,120              (8,315)             22,579
 Provision (benefit) for
    taxes on income                    16,863               8,551              (3,243)              8,536
                                    ---------           ---------           ---------           ---------
 Net earnings (loss)                 $ 25,643            $ 14,569           $ ( 5,072)          $  14,043
                                    ---------           ---------           ---------           ---------
PER SHARE DATA
 Net earnings (loss)                 $   2.23             $  1.27           $    (.44)          $    1.07
                                    ---------           ---------           ---------           ---------
AVERAGE SHARES OUTSTANDING         11,511,357          11,511,707          11,617,832          13,104,891
                                    ---------           ---------           ---------           ---------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these financial statements.

                                CONSOLIDATED BALANCE SHEETS
                         (Thousands of dollars, except shares data)


                                                                      As of December 31
                                                             ------------------------------------
                                                                1996                     1995
                                                                ----                     ----
ASSETS

 CURRENT ASSETS
   Cash and cash equivalents                                  $ 14,364                 $ 15,077
   Marketable securities                                         1,657                    1,558
   Accounts receivable, less
     allowances of $976 and $1,365                              53,876                   51,011
   Inventories                                                  43,978                   52,928
   Prepaid expenses and other                                    1,281                    3,451
   Future income tax benefits                                   12,719                   11,120
                                                              --------                 --------
     Total current assets                                      127,875                  135,145
                                                              --------                 --------
 Intangible assets - net                                        92,200                   92,433
 Property, plant and equipment - net                            84,703                   87,674
 Other assets                                                   12,932                    9,663
                                                              --------                 --------
     Total assets                                             $317,710                 $324,915
                                                              --------                 --------
LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
   Current portion of long-term debt                          $ 11,064                 $ 10,089
   Accounts payable and accrued expenses                        90,967                   67,531
   Short-term borrowings                                             0                   26,807
   Product warranties                                            8,271                    6,496
                                                              --------                 --------
     Total current liabilities                                 110,302                  110,923
                                                              --------                 --------
 NON-CURRENT LIABILITIES
   Long-term debt, less current portion                         76,501                  101,180
   Product warranties                                            4,914                    4,199
   Postretirement health benefits obligation                    19,455                   19,190
   Other liabilities                                             6,209                    7,762
                                                              --------                 --------
     Total non-current liabilities                             107,079                  132,331
                                                              --------                 --------
 Commitments and contingencies                                      --                       --
                                                              --------                 --------

 STOCKHOLDERS' EQUITY
   Common stock (16,331,770 and 10,887,847
     shares issued)                                                163                      109
   Additional paid-in capital                                   31,061                   31,115
   Cumulative foreign currency
     translation adjustments                                       220                     (479)
   Retained earnings                                           150,387                  132,418
   Treasury stock, at cost                                     (81,502)                 (81,502)
                                                              --------                 --------
   Total stockholders' equity                                  100,329                   81,661
                                                              --------                 --------
     Total liabilities and stockholders' equity               $317,710                 $324,915
                                                              --------                 --------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these financial statements.

                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        (Thousands of dollars)

                                                              For The Periods Ended
                                      --------------------------------------------------------------------------
                                                                               Transition
                                             Dec. 31,         Dec. 31,          Dec. 31,          July 2,
                                               1996             1995              1994             1994
                                             -------           -------         ---------        ---------
CASH FLOWS FROM OPERATIONS
 Net earnings (loss)                        $ 25,643          $ 14,569          $ (5,072)        $ 14,043
 Adjustments to reconcile
  net cash from operations:
   Depreciation                                8,318             6,456            3,353             6,273
   Amortization                                3,300               345               73               128
   Deferred income taxes                      (4,383)             (815)          (6,219)           (2,976)
   Plant relocation costs                      1,200                --           14,000                --
   (Gain) loss on sale of property,
     plant, and equipment                        259            (1,964)              --                --
 Changes in operating assets and
  liabilities excluding effects
  of business acquisitions:
   Accounts receivable                        (2,865)             (843)          13,089             9,352
   Inventories                                 8,950            (5,913)          (5,553)            6,438
   Other current assets                          909               999               74             3,592
   Current liabilities                        23,432             4,015          (14,373)            1,723
   Non-current liabilities                      (573)           (1,052)            (387)           (1,285)
   Non-current assets                            324               570              685              (293)
                                           ---------         ---------        ---------          --------
 Net cash provided by
  (used in) operations                        64,514            16,367             (330)           36,995
                                           ---------         ---------        ---------          --------
CASH FLOWS FROM INVESTING
 Sale (purchase) of
  marketable securities - net                    (99)           10,487            2,963            (3,520)
 Capital expenditures                         (8,396)          (19,209)          (3,730)           (5,342)
 Business acquisitions -
  net of cash acquired                          (300)         (105,944)              --           (10,685)
 Proceeds from sale of property,
  plant, and equipment                         1,443             5,656               --                --
                                           ---------         ---------        ---------         ---------
 Net cash used for investing                  (7,352)         (109,010)            (767)          (19,547)
                                           ---------         ---------        ---------         ---------
CASH FLOWS FROM FINANCING
 Dividends paid                               (7,674)           (7,674)          (3,838)           (8,688)
 Proceeds from long-term borrowings           15,000           110,000               --                --
 Payments on long-term borrowings            (38,704)               --               --                --
 Proceeds (payments) from short-term
  borrowings - net                           (26,807)            3,001            3,999                --
 Treasury stock purchases                         --                --          (10,114)          (31,091)
 Debt acquisition costs                           --            (1,687)              --                --
                                           ---------         ---------        ---------         ---------
 Net cash provided by
  (used for) financing                       (58,185)          103,640           (9,953)          (39,779)
                                           ---------         ---------        ---------         ---------
 Effect of exchange rate
  changes on cash                                310               (38)              74                77
                                           ---------         ---------        ---------         ---------
 Net change in cash and
  cash equivalents                              (713)           10,959          (10,976)          (22,254)
                                           ---------         ---------        ---------         ---------
 Balance at beginning of year                 15,077             4,118           15,094            37,348
                                           ---------         ---------        ---------         ---------
 Balance at end of year                     $ 14,364          $ 15,077         $  4,118          $ 15,094
                                           ---------         ---------        ---------         ---------
SUPPLEMENTAL CASH FLOW INFORMATION
 Interest paid                              $  8,215          $  1,163         $    157          $    192
                                           ---------         ---------        ---------         ---------
 Income taxes paid                          $ 19,319          $  7,929         $  6,901          $  6,895
                                           ---------         ---------        ---------         ---------

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these financial statements.

                                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                       (Thousands of dollars, except shares and per share data)


                                                            For The Periods Ended
                                      ------------------------------------------------------------------------------
                                                                                   Transition
                                            Dec. 31,            Dec. 31,            Dec. 31,         July 2,
                                              1996                1995                1994             1994
                                           ---------            --------          -----------        --------
COMMON STOCK - SHARES OUTSTANDING
 Balance at beginning of period            7,674,468           7,674,475           8,082,847         9,146,501
 Treasury stock purchases                         --                  (7)           (408,372)       (1,063,654)
 Three-for-two stock split                 3,836,889                  --                  --                --
                                            --------            --------            --------          --------
 Balance at end of period                 11,511,357           7,674,468           7,674,475         8,082,847
                                            --------            --------            --------          --------
 COMMON STOCK -- PAR VALUE
 Balance at beginning of period             $    109            $    109            $    109          $    109
 Three-for-two stock split                        54                  --                  --                --
                                            --------            --------            --------          --------
 Balance at end of period                   $    163            $    109            $    109          $    109
                                            --------            --------            --------          --------
ADDITIONAL PAID-IN CAPITAL
 Balance at beginning of period             $ 31,115            $ 31,115            $ 31,115          $ 31,115
 Three-for-two stock split                       (54)                 --                  --                --
                                            --------            --------            --------          --------
 Balance at end of period                   $ 31,061            $ 31,115            $ 31,115          $ 31,115
                                            --------            --------            --------          --------
CUMULATIVE FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS
 Balance at beginning of period             $   (479)           $   (188)           $   (410)         $   (569)
 Foreign currency
  translation adjustment                         699                (291)                222               159
                                            --------            --------            --------          --------
 Balance at end of period                   $    220            $   (479)           $   (188)         $   (410)
                                            --------            --------            --------          --------
RETAINED EARNINGS
 Balance at beginning of period             $132,418            $125,523            $134,433          $129,078
 Net earnings (loss)                          25,643              14,569              (5,072)           14,043
 Cash dividends  *                            (7,674)             (7,674)             (3,838)           (8,688)
                                            --------            --------            --------          --------
 Balance at end of period                   $150,387            $132,418            $125,523          $134,433
                                            --------            --------            --------          --------
TREASURY STOCK
 Balance at beginning of period             $(81,502)           $(81,502)           $(71,388)         $(40,297)
 Treasury stock purchases                         --                  --             (10,114)          (31,091)
                                            --------            --------            --------          --------
 Balance at end of period                   $(81,502)           $(81,502)           $(81,502)         $(71,388)
                                            --------            --------            --------          --------

* Cash dividends per share after giving effect to the three-for-two stock split, were $.67 per share in all periods except the transition period in which the dividend was $.33 per share.

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these financial statements.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Thousands of dollars, except per share data)
---------------------------------------------

BASIS OF PRESENTATION
---------------------
The financial statements of The Manitowoc Company, Inc. ("the company") have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the periods presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.


PRINCIPLES OF CONSOLIDATION
---------------------------

The consolidated financial statements include the accounts of the company and its wholly owned domestic and non-U.S. subsidiaries. Significant intercompany balances and transactions have been eliminated.


FISCAL YEAR
-----------

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


INVENTORIES
-----------

Inventories are stated at the lower of cost or market as described in
Note 3. Advance payments from customers are netted against inventories to the extent of related accumulated costs. Advance payments netted against inventories at December 31, 1996 and 1995 were $8,552 and $5,985, respectively. Advance payments received in excess of related costs on uncompleted contracts are classified as accrued expenses.


REVENUE RECOGNITION
-------------------

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


FOREIGN CURRENCY TRANSLATION
----------------------------

The financial statements of the company's non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the weighted average exchange rate for the year for income statement items. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity.

PROPERTY, PLANT AND EQUIPMENT
-----------------------------

Property, plant and equipment is depreciated over the estimated useful lives of the assets using the straight-line depreciation method for all property acquired after June 29, 1991. Property acquired prior to June 30, 1991, is depreciated using the sum-of-the-years-digits method.

Property, plant and equipment is depreciated over the following estimated useful lives:

                                             Years
                                             -----

     Buildings                                  40
     Drydocks and dock fronts                15-27
     Machinery, equipment and tooling         4-15


INTANGIBLE ASSETS
-----------------

Intangible assets consist primarily of costs in excess of net assets of businesses acquired (See Note 9). Intangible assets are amortized using the straight-line method over their estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors indicate that intangibles should be evaluated for possible impairment, the company uses an estimate of the related business' discounted net cash flows over the remaining life of the intangibles in measuring whether the intangibles are recoverable. Intangible assets at December 31, 1996 and 1995 of $92,200 and $92,433, respectively, are net of accumulated amortization of $3,550 and $1,939 respectively.


FAIR VALUE OF FINANCIAL INSTRUMENTS
-----------------------------------

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

The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from financial institutions.


INCOME TAXES
------------

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


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
-------------------------------------------

The expected cost of postretirement health care benefits is recorded during the years that the employees render service.


RESEARCH AND DEVELOPMENT
------------------------

Research and development costs are charged to expense as incurred and amount to $3,502 in 1996, $3,110 in 1995, $1,323 for the transition period ended December 31, 1994, and, $2,439, in fiscal year 1994.

WARRANTIES
----------

Estimated warranty costs are provided at the time of sale of the warranted products, based on historic experience for the relevant product.


NET EARNINGS PER COMMON SHARE
-----------------------------
Net earnings per common share is based on weighted average shares outstanding during each year.

The company is required to adopt Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share," in 1997. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share. The adoption of this statement will result in the presentation by the company of basic and diluted earnings per share, as defined by the statement, and is not expected to have a material impact on the earnings per share reported in the financial statements. Upon adoption of this statement, all prior-period earnings per share amounts will be restated to conform to the provisions of SFAS 128.

CASH EQUIVALENTS
----------------

All short-term investments purchased with an original maturity of three months or less are considered cash equivalents.

RECLASSIFICATIONS
-----------------

Certain reclassifications have been made to the financial statements of prior periods to conform to the presentation for 1996.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except shares and per share data)

1.
______________________________________________________________________
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized at December 31 as follows:


                                                  1996                1995
                                                  ----                ----
Land                                          $   3,489            $  2,883
Buildings                                        59,606              46,194
Drydocks and dock fronts                         21,743              21,743
Machinery, equipment and tooling                102,512             114,800
Construction in progress                          2,033               3,135
                                              ---------            --------
  Total cost                                    189,383             188,755
Less accumulated depreciation                  (104,680)           (101,081)
                                              ---------            --------
Property, plant and equipment - net           $  84,703           $  87,674
                                              ---------            --------

2.
_________________________________________________________________________
MARKETABLE SECURITIES

Marketable securities at December 31, 1996 and 1995 include $1.7 million and $1.6 million, respectively, of securities which are available for sale. For these investments, the difference between fair market value and cost was not material for both years.


3.
_____________________________________________________________________
INVENTORIES

The components of inventories are summarized at December 31 as follows:

                                                      1996                1995
                                                      ----                ----
  Components:
     Raw materials                                $   20,153           $  22,809
     Work-in-process                                  19,447              18,868
     Finished goods                                   25,725              31,711
                                                  ----------           ---------
       Total inventories at FIFO cost                 65,325              73,388
  Excess of FIFO cost over LIFO value                (21,347)            (20,460)
                                                  ----------           ---------
       Total inventories                          $   43,978           $  52,928
                                                  ----------           ---------

Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method for 56% and 60% of total inventory for 1996 and 1995, respectively. The remainder of the inventories are costed using the last-in, first-out (LIFO) method.

Inventory quantity reductions during fiscal 1994 resulted in lower cost of goods sold computed under the LIFO method due to lower costs prevailing in prior periods. The increase in net earnings for fiscal 1994 due to such inventory reductions was $1,726.


4.
_________________________________________________________________________
ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are summarized at December 31 as follows:

                                                       1996                 1995
                                                       ----                 ----
Trade accounts payable                              $ 31,215            $ 29,221
Customer progress payments                             9,857                 924
Profit sharing                                        14,748               7,857
Product liability                                      6,744               6,188
Income taxes payable                                   2,836               1,503
Miscellaneous accrued expenses                        25,567              21,838
                                                   ---------            --------
  Total                                             $ 90,967            $ 67,531
                                                   ---------            --------

5.
_______________________________________________________________________________
DEBT

Long-term debt at December 31, consists of the following:

                                               1996           1995
                                               ----           ----
Term loan payable                          $  86,365      $ 110,000
Capital lease obligations                      1,200          1,269
                                            --------      ---------
                                              87,565        111,269
Less current portion                          11,064         10,089
                                            --------      ---------
                                           $  76,501      $ 101,180
                                            ========      =========

The company entered into a Credit Agreement (Agreement) on December 1, 1995 with a group of banks to fund the purchase of The Shannon Group, Inc. (See Note 9). The Agreement, which was amended in 1996, provides for maximum borrowings of $95 million under a term loan and a maximum of $85 million in revolving loans. There are no borrowings under the revolving loan portion of the Agreement at December 31, 1996.

The Agreement includes covenants which require the maintenance of various debt and net worth ratios, and limits the amount of capital expenditures. Annual commitment fees during 1996 were .1875% on the unused portion of the available credit. Borrowings under the Agreement bear interest at a rate equal to the sum of a base rate, or LIBOR rate (London Interbank Offered Rate), at the option of the company, plus an applicable percentage, as defined. The base rate is equal to the greater of the Federal Funds rate in effect on such day plus .5% or the prime rate in effect on such day. The interest rate for the term and revolving loans at December 31, 1996 was 6.38%. Payments of principal and interest for the term loan are due quarterly through December 31, 2001. Borrowings under the Agreement are collateralized by receivables and inventories of the company and substantially all of the common stock of its subsidiaries.

The company has entered into interest rate swap agreements, which expires in December, 2000, to reduce the impact of changes in interest rates on
its floating rate long-term debt.   At December 31, 1996, the company had
outstanding three interest rate swap agreements with financial institutions, having a total notional principal amount of $87.5 million. The effect of these agreements on the company's interest rates during 1996 was not significant. Interest expense has been adjusted for the net receivable or payable under these agreements. The fair value of these interest rate swap agreements is $980 at December 31, 1996. The company is exposed to credit loss in the event of non-performance by the financial institutions. However, management does not anticipate such non-performance.

In January 1997, the company reduced the notional principal amount of its interest rate swaps by $44.3 million. The notional principal amounts of the remaining interest rate swaps will be reduced as mandatory principal payments reduce the amount of the company's outstanding loan payable.

Capital lease obligations relate to the company's obligations on three property leases for industrial property located in the State of Tennessee. These obligations are due in monthly or annual installments including principal and interest at rates varying from 5% to 18.3%. These obligations mature at various dates through 2012.

The aggregate scheduled maturities of long-term debt and capital lease obligations in subsequent years are as follows:

     1997                                   $ 11,064
     1998                                     15,009
     1999                                     18,949
     2000                                     18,953
     2001                                     22,893
     Thereafter                                  697
                                           ---------
                                            $ 87,565
                                           =========

At December 31, 1995, short-term borrowings included $19,807 due to the seller of The Shannon Group, Inc. and $7,000 which was outstanding under the revolving loan portion of the Agreement. The company repaid these borrowings during 1996.

6.
______________________________________________________________________
INCOME TAXES

Components of earnings before income taxes are as follows:

                                                                           Transition
                                                                              Period
                                               Dec. 31,       Dec. 31,       Dec. 31,        July 2,
                                                 1996           1995           1994           1994
                                               --------       ---------      --------       --------
Earnings before income taxes:
  Domestic                                     $ 41,702       $ 22,273       $ (8,861)      $ 22,089
  Foreign                                           804            847            546            490
                                               --------       --------       --------       --------
  TOTAL                                        $ 42,506       $ 23,120       $ (8,315)      $ 22,579
                                               --------       --------       --------       --------

The provision (benefit) for taxes on income is as follows:

                                                                           Transition
                                                                              Period
                                               Dec. 31,       Dec. 31,       Dec. 31,       July 2,
                                                 1996           1995           1994           1994
                                               --------       ---------       -------       --------
Current:
  Federal                                      $ 17,743       $  8,093       $  1,972       $  9,138
  State                                           3,190          1,105            716          2,358
  Foreign                                           313            168            288             16
                                               --------       --------       --------       --------
     Total current                               21,246          9,366          2,976         11,512
                                               --------       --------       --------       --------
Deferred:
  Federal and state                              (4,383)          (815)        (6,036)        (3,120)
  Foreign                                            --             --           (183)           144
                                               --------       --------       --------       --------
     Total deferred                              (4,383)          (815)        (6,219)        (2,976)
                                               --------       --------       --------       --------
Provision (benefit) for taxes on income        $ 16,863         $8,551       $ (3,243)      $  8,536
                                               ========       ========       ========       ========

Federal income taxes at statutory rates and the provision (benefit) for income taxes as reported are reconciled as follows:

                                                                                       Transition
                                                                                         Period
                                                         Dec. 31,       Dec. 31,        Dec. 31,       July 2,
                                                           1996           1995            1994           1994
                                                         --------       --------        --------      --------
Federal income tax at statutory rate                     $ 14,877       $  8,092       $ (2,910)      $  7,903
State income taxes, net of federal
  income tax benefit                                        2,019          1,137           (420)         1,140
Investment tax credit                                          --             --           (699)           (96)
Non-deductible goodwill amortization                          713             --             --             --
Tax-exempt FSC income                                        (564)          (373)          (236)          (515)
Adjustments to prior years' income
  tax accruals                                               (360)          (132)           884             --
Other                                                         178           (173)           138            104
                                                         --------       --------       --------       --------
Provision (benefit) for taxes on income                  $ 16,863       $  8,551       $ (3,243)      $  8,536
                                                         ========       ========       ========       ========


The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations. A summary of the deferred income tax accounts at December 31 is as follows:

                                                             1996          1995
                                                           --------      ---------
Current deferred tax assets:
  Inventories                                            $    826        $   485
  Accounts receivable                                         392            692
  Product warranty reserves                                 3,021          2,252
  Product liability reserves                                2,679          2,413
  Environmental reserves                                      311            238
  Customer profit sharing reserves                            497            527
  Other employee related benefits
     and allowances                                         3,453          2,706
  Other                                                     1,540          1,807
                                                         --------       --------
Future income tax benefits, current                      $ 12,719       $ 11,120
                                                         ========       ========

Non-current deferred tax assets (liabilities):
  Property, plant and equipment                          $ (8,271)      $(10,340)
  Postretirement benefits
     other than pensions                                    7,791          7,581
  Deferred employee benefits                                1,239             --
  Severance benefits                                        1,097          1,014
  Product warranty reserves                                 1,248          1,412
  Environmental reserves                                      502            740
  Net operating loss carryforwards                          2,004          2,419
                                                         --------       --------
Net future income tax
  benefits, non-current                                  $  5,610       $  2,826
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


7.
_________________________________________________________________________
STOCKHOLDERS' EQUITY

Authorized capitalization consists of 35,000,000 shares of $.01 par value common stock and 3,500,000 shares of $.01 par value preferred stock.
None of the preferred shares have been issued. Pursuant to a Rights Agreement dated August 5, 1996, each common share carries with it a Right to purchase additional stock. The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the common stock by a person or group, or the commencement of a tender offer for 20% or more of the common stock. In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person, each Right permits the holder to purchase one share of common stock for $100. The Rights expire on September 18, 2006 and may be redeemed by the company for $.01 per Right (in cash or stock) under certain circumstances.

On September 8, 1992, the board of directors authorized the company to repurchase up to 1.5 million shares of its common stock. In addition, on January 11, 1994 and February 1, 1994, the board of directors authorized the repurchase of an additional 500,000 and 1,000,000 shares, respectively. As of December 31, 1996, a total of 2,646,379 treasury shares were purchased pursuant to these authorizations. On February 19, 1997, the board of directors discontinued this stock repurchase program.

On June 14, 1996, the company`s board of directors authorized a three-for-two stock split in the form of a 50-percent stock dividend payable on July 2, 1996 to shareholders of record on June 25, 1996. A total of 3,836,889 shares were issued in connection with the split and fractional shares were paid in cash. All references in the financial statements to average number of common shares outstanding and related earnings per share amounts, market prices per share of common stock, and stock option plan data have been restated to reflect the split.


8.
______________________________________________________________________
STOCK OPTIONS

Effective May 22, 1995, the company's board of directors approved The Manitowoc Company, Inc. Stock Plan (the "Plan") which provides for the granting of stock options as an incentive to certain key employees.
Under the Plan, stock options to acquire up to 1,125,000 shares of common stock, in the aggregate, may be granted under a time-vesting formula at an exercise price equal to the market price of the common stock at the date of grant. The options become exercisable in equal 25% increments beginning on the second anniversary of the grant date over a four year period and expire ten years subsequent to the grant date. Stock option transactions are summarized as follows:

                                     1996                         1995
                            ------------------------      ------------------------
                                          Weighted-                     Weighted-
                                          Average                       Average
                                          Exercise                      Exercise
                             Shares       Price            Shares       Price
                             -------      ---------       -------       ----------
Options outstanding,
  beginning of year          64,050        $17.50              --        $   --
Options granted              79,350        $22.33          64,050        $17.50
                            -------                       -------
Options outstanding,
  end of year               143,400        $20.17          64,050        $17.50
                            =======                       =======

The outstanding stock options at December 31, 1996 have a range of exercise prices between $17.50 and $22.33 per option and have a weighted average contractual life of approximately 9.2 years. None of the options are currently exercisable. The weighted average fair value at date of grant for options granted during 1996 and 1995 was $7.03 and $4.89 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                1996           1995
                                ----           ----

Expected life (years)             7              7
Risk-free interest rate           6.8 %          6.6 %
Expected volatility              25.4 %         26.5 %
Expected dividend yield           2.4 %          3.8 %

The company applies Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in the statements of operations. Had compensation cost been determined under an alternative method suggested by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the effect on 1996 and 1995 net income and earnings per share would not have been significant.



9.
_________________________________________________________________________
ACQUISITIONS

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

The aggregate consideration paid by the company for Shannon was $127,320 which is net of cash acquired of $651, and includes an amount due to a seller of $19,807 paid in January, 1996, direct acquisition costs of $2,671, other assumed liabilities of $1,269 and a post-closing working capital adjustment of $300. The transaction was financed through credit facilities provided under the Credit Agreement dated December 1, 1995 (See Note 5).

The acquisition has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the cost over the fair value of net assets acquired of $91,384 is being amortized over 32 years. The results of operations of Shannon subsequent to the date of acquisition are included in the Consolidated Statements of Earnings for the years ended December 31, 1996 and 1995.

The following unaudited information presents on a pro forma basis, the acquisition as if it had occurred at the beginning of the period indicated:

                                                               Transition
                                          Year Ended             Period
                                           Dec. 31,             Dec. 31,
                                             1995                 1994
                                           --------            ---------
Net sales                                   $436,114            $186,230
                                            --------            --------
Net earnings (loss)                         $ 14,983            $ (4,155)
                                            --------            --------
Net earnings (loss) per common share        $   1.30            $   (.36)
                                            --------            --------

During fiscal 1994, the company acquired the assets of Femco Machine Co. for $10,685 in cash. Femco is a manufacturer of parts for cranes, draglines, and other heavy equipment. The acquisition was recorded using the purchase method of accounting. The excess of the cost over the fair value of net assets acquired of $1,849 is being amortized over 25 years.

     Femco's results of operations subsequent to the date of acquisition are included in the Consolidated Statements of Earnings. Pro forma results of operations are not presented as the amounts do not significantly differ from historical results of the company.


10.
________________________________________________________________________
PLANT CONSOLIDATION

During the fourth quarter of 1996, the company's decision to consolidate and close walk-in refrigeration plants located in Iowa and Tennessee resulted in a $1.2 million charge to earnings in the Foodservice segment. The charge includes a write-down to the estimated net realizable values of the assets being abandoned and takes into consideration future holding costs and costs related to the sale of the properties.

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

The assets currently held for sale include land and improvements, buildings, and certain machinery and equipment at the "Peninsula facility" located in Manitowoc, Wisconsin. The current carrying value of these assets, determined through independent appraisals, is approximately $3 million and is included in other assets. The future holding costs, included in accounts payable and accrued expenses and in other non-current liabilities, consist primarily of utilities, security, maintenance, property taxes, insurance, and demolition costs for various buildings. Future holding costs also include estimates for potential environmental liabilities on the Peninsula location. During the years ended December 31, 1996 and 1995, $1,063 and $641 was paid and charged against these reserves, respectively.

During 1995, additional costs related to the plant consolidation of $2.8 million were expensed as incurred and include items such as moving and relocation, engineering, and severance. No additional costs are expected to be incurred related to these items.


11.
________________________________________________________________________
CONTINGENCIES

The United States Environmental Protection Agency ("EPA") has identified the company as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and
Liability Act ("CERCLA"), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the "Site") near Manitowoc, Wisconsin.

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

Although liability is joint and several, the company's percentage share of liability is estimated to be 11% of the total cleanup costs.

In connection with this matter, the company expensed $0.2 million in 1996, $0.2 million in 1995, and $1.6 million in fiscal year 1994, for its estimated portion of the cleanup costs. There were no expenses incurred during the transition period ended December 31, 1994.

The company is required to adopt the AICPA Statement of Position
("SOP") No. 96-1, "Environmental Remediation Liabilities", in 1997. The adoption of this SOP is not expected to have a material effect on the financial statements.

As of December 31, 1996, 35 product-related lawsuits were pending. Of these, two occurred between 1985 and 1990 when the company was completely self-insured. The remaining lawsuits occurred subsequent to June 1, 1990, at which time the company has insurance coverages ranging from a $5.5 million self-insured retention with a $10.0 million limit on the insurer's contribution in 1990, to the current $1.0 million self-insured retention and $16.0 million limit on the insurer's contribution.

Product liability reserves at December 31, 1996 are $6.7 million; $2.6 million reserved specifically for the 35 cases referenced above, and $4.1 million for incurred but not reported claims. These reserves were estimated using actuarial methods. The highest current reserve for a non-insured claim is $0.2 million, and $0.6 million for an insured claim. Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured claims.

It is reasonably possible that the estimates for environmental remediation and product liability costs may change in the near future based upon new information which may arise. Presently, there is no reliable means to estimate the amount of any such potential changes.

The company is also involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on the consolidated financial statements.

12.
________________________________________________________________________
RETIREMENT AND HEALTH CARE PLANS

The company provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees. Company contributions to the plans are based upon formulas contained in such plans. The company also has a defined contribution plan in which the company matches 25% of participant contributions up to a maximum of 5% of a participant's compensation. Total costs incurred were $8,810 in 1996, $4,657 in 1995, $2,165 for the transition period, and $4,981 for fiscal 1994.

The company maintained an employee benefit trust through which group health benefits were funded. The costs of group health benefits was $4,351 in 1995, $2,505 in the transition period, and $4,790 in fiscal 1994. The company terminated this trust at the end of 1995. The current and future benefit obligations of the trust were assumed by the company at the date of termination. Subsequent to the termination, the company maintains the plan as a self-funded employee health plan which provides for the same coverage and terms. Total costs of the group health benefits were $4,554 in 1996.

The company also provides certain health care benefits for eligible retired employees. Substantially all of the company's domestic employees hired before January 1, 1990, may become eligible for these benefits if they reach a normal retirement age while working for the company and satisfy certain years of service requirements.

The components of the periodic postretirement health benefit cost are as follows:

                                                        Transition
                                                          Period
                                     Dec. 31,  Dec. 31,   Dec. 31,   July 2,
                                      1996      1995       1994        1994
                                    ------    -------     ------     ------
  Service cost - benefits earned
     during the year                $  260     $  323    $  147      $  230
  Interest cost on accumulated
   postretirement health
     benefit obligation              1,044      1,393       694       1,279
  Amortization of actuarial gain      (136)        --        --          --
                                    ------     ------    ------     -------
  Net periodic postretirement
     health benefit cost            $1,168     $1,716    $  841      $1,509
                                    ------     ------    ------     -------

The components of the accumulated periodic postretirement health benefit obligation at December 31, 1996 and 1995 are as follows:

                                                 1996              1995
                                                -------         ---------
  Retirees                                     $  8,325         $ 10,920
  Active participants                             6,497            7,952
  Unrecognized gain                               4,633              318
                                               --------         --------
  Accumulated postretirement
     health benefit obligation                 $ 19,455         $ 19,190
                                               --------         --------

The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 8.0% in 1996, decreases 1.0% per year to 5.0% for 1999, and remains at that level thereafter. Increasing the assumed medical trend rates by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $1,971 at December 31, 1996 and the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $208 for 1996.

The discount rate used in determining the accumulated postretirement health benefit obligation for 1996 is 7.50% compounded annually, 7.25% compounded annually for 1995, and 8.0% compounded annually for all other periods. The plan is unfunded.

It is reasonably possible that the estimate for future retirement and health care costs may change in the near future based upon changes in the health care environment or changes in interest rates which may arise.


13.
_________________________________________________________________________
LEASES

The company leases various property, plant and equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Rental expense attributable to operating leases, was $4,474 in 1996, $7,232 in 1995, $3,724 in the transition period, and $7,816 in
1994. Total minimum rental obligations under noncancelable operating leases, as of December 31, 1996, aggregated $19,018 and were payable as follows:


     1997       $2,717             2000         $ 1,257
     1998       $2,210             2001         $ 1,117
     1999       $1,555             Thereafter   $10,162


14.
_________________________________________________________________________
BUSINESS INFORMATION

The company's business units, which consist of Foodservice Equipment ("Foodservice"), Cranes and Related Products ("Cranes"), and Marine Operations ("Marine"), operate in both domestic and international markets.

Foodservice products consist primarily of commercial ice cube machines, dispensers, and related accessories, as well as commercial refrigerators and freezers. Foodservice distributes its products primarily in the
United States.   Foodservice products serve the lodging, restaurant,
healthcare, and convenience store markets which are impacted by demographic changes and business cycles.

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

Information concerning the company's operations in various businesses is presented on page 22. Export sales were approximately $68 million in 1996, $61 million in 1995, $31 million during the transition period, and $57 million in 1994. Foreign sales, operating losses, and identifiable assets for 1996 are $11.8 million, $0.1 million, and $14.3 million, respectively.


MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------

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




     /s/  Fred M. Butler
     ---------------------------------
     Fred M. Butler
     President & Chief Executive Officer


     /s/  Robert R. Friedl
     ---------------------------------------
     Robert R. Friedl
     Senior Vice President & Chief Financial Officer




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

To The Stockholders
The Manitowoc Company, Inc.

We have audited the accompanying consolidated balance sheets of The Manitowoc Company, Inc. and Subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years ended December 31, 1996 and 1995 and the period from July 3, 1994 to December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of The Manitowoc Company, Inc. and Subsidiaries as of July 2, 1994 were audited by other auditors whose report, dated July 28, 1994 expressed an unqualified opinion on those statements.


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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manitowoc Company, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1995, and the period from July 3, 1994 to December 31, 1994, in conformity with generally accepted accounting principles.


                                   /s/  Coopers & Lybrand L.L.P.
                                   -----------------------------
                                   COOPERS & LYBRAND L.L.P.

Milwaukee, Wisconsin
February 5, 1997, except as to certain information in Note 7, for which the date is February 19, 1997.


                       SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION
                                       (Unaudited)
 The table below presents quarterly data for calendar years ended December 31, 1996 and 1995
                      (Thousands of dollars, except per share data)


                                       1996                                               1995
                    ---------------------------------------------      ------------------------------------------
                         First   Second     Third    Fourth               First    Second     Third    Fourth
                        ------   ------    ------    ------              ------    ------    ------    ------

Net sales             $114,099  $139,219  $132,042  $115,105             $69,101   $82,287   $80,088  $ 81,673
Gross margin            28,637    37,891    36,778    31,335              15,919    21,204    18,011    20,336
Net earnings             4,114     8,798     8,534     4,197               1,768     5,386     3,590     3,825
Per common share:*
 Net earnings              .36       .76       .74       .36                 .15       .47       .31       .33
 Dividends                 .17       .17       .17       .17                 .17       .17       .17       .17

* Per share data adjusted to reflect three-for-two stock split.


GLOSSARY
--------

Industry Terms
--------------

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

HFC: An abbreviation for hydrofluorocarbon, the new enviornmentally friendly refrigerant that is replacing the ozone-depleting CFC refrigerants previously used in many types of refrigeration and cooling equipment.

KIOSK:  A non-traditional restaurant.

LATTICE BOOM: A fabricated structure usually consisting of four chords and tubular lacings. Lattice booms are typically lighter in weight than similar-length telescopic booms. In addition, lattice booms generally provide higher lifting capacities than telescopic booms in most situations.

LUFFING JIB: A fabricated structure similar to, but smaller than, a lattice boom. Mounted at the tip of a lattice boom, luffing jibs can readily adjust their angles of operation, a capability that is not possible with conventional fixed-jib attachments.

REACH-IN: A capital goods item typically found in restaurant and convenience-store applications to store foodservice ingredients at safekeeping temperatures prior to preparation, or for refrigerated storage of various beverage and food items for retail sale.

RINGER: Manitowoc's patented heavy-lift attachment that dramatically improves the reach, capacity, and lift dynamics of the basic crane to which it is mounted.

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

TUG/BARGE: A new form of Great Lakes bulk cargo transportation that consists of a non-powered notch barge pushed by a high-horse power diesel tug.

WALK-IN: A large, custom-built, refrigerated structure often found in restaurants that can be equipped with cooling or freezing systems for long-term storage of foodservice items prior to preparation.


Financial Terms
---------------

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

ECONOMIC VALUE ADDED: Measures the economic profit after a capital charge is subtracted from an after-tax operating profit. A company adds value when it earns more than the cost of capital.

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



INVESTOR INFORMATION
--------------------

Independent Public Accountants
------------------------------
Coopers & Lybrand L.L.P.
411 East Wisconsin Avenue
Milwaukee, WI  53202


Stock Transfer Agent and Registrar
--------------------------------
First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, NJ  07303-2500



ANNUAL MEETING - The annual meeting of Manitowoc shareholders will be held at 9:00 a.m., CDT, on Tuesday, May 6, 1997, on the third floor of the company's corporate offices at 500 South 16th Street, Manitowoc, WI. We encourage shareholders to participate in this meeting in person or by proxy.


STOCK LISTING - Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.

     Quarterly common stock price information for our three most recent fiscal years can be found on page 1 of this annual report.


MANITOWOC SHAREHOLDERS - Although the majority of Manitowoc shareholders reside in Wisconsin, other shareholders reside throughout the United States, Canada, Mexico, and several overseas locations.

     On December 31, 1996, 11,511,357 shares of Manitowoc common stock were outstanding. At such date, there were 2,362 shareholders of record.


FORM 10-K REPORT - Each year, Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in the Annual Report to Shareholders.

     A copy of Form 10-K, as filed with the Securities and Exchange Commission for 1996, may be obtained by any shareholder, without charge, upon written request to:

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

     Participation is voluntary and all fees associated with stock purchases under these plans are paid for by Manitowoc.

     To receive an information booklet and enrollment form, please contact our stock transfer agent and registrar, First Chicago Trust Company of New York.




                                                     EXHIBIT 13  -  APPENDIX A



                                                  Cross Reference or
Graph No.   Description of Graph                 Narrative Discussion
---------   --------------------                 ---------------------


   1       Bar Graph of Consolidated          Graph shows consolidated net
           Net Sales for fiscal years         sales of $246 million, $279
           1992-1994 and calendar years       million and $275 million for
           1995 and 1996.                     fiscal 1992, 1993 and 1994 and
                                              $313 million and $500 million
                                              for calendar 1995 and 1996.

   2       Bar Graph of Consolidated          Graph shows consolidated gross
           Gross Margins for fiscal years     margins of $54 million, $56
           1992-1994 and calendar years       million, $68 million, $75
           1995 and 1996.                     million and $135 million for
                                              fiscal 1992, 1993 and 1994 and
                                              calendar 1995 and 1996.

   3       Bar Graph of Consolidated          Graph shows consolidated
           Operating Earnings for fiscal      operating earnings of $10
           years 1992-1994 and calendar       million, $8 million, $21
           years 1995 and 1996.               million, $23 million and
                                              $51 million for fiscal 1992,
                                              1993 and 1994 and calendar
                                              1995 and 1996.

   4       Bar Graph of Consolidated          Graph shows consolidated net
           Net Earnings for fiscal years      earnings of $8 million for
           1992-1994 and calendar years       fiscal 1992, a net loss of $4
           1995 and 1996.                     million for fiscal 1993, and
                                              net earnings of $14 million,
                                              $15 million and $26 million for
                                              fiscal 1994 and calendar 1995
                                              and 1996, respectively.

   5       Bar Graph of Consolidated Free     Graph shows consolidated free
           Cash Flow for fiscal years         cash flows of $28 million, $63
           1992-1994 and calendar years       million, $37 million, $16
           1995 and 1996.                     million and $65 million for
                                              fiscal 1992, 1993 and 1994 and
                                              calendar 1995 and 1996.

   6       Bar Graph of Invested              Graph shows invested capital of
           Capital for fiscal years           $180 million, $159 million,
           1992-1994 and calendar years       $130 million, $140 million and
           1995 and 1996.                     $243 million for fiscal 1992,
                                              1993 and 1994 and calendar 1995
                                              and 1996.


    7      Bar Graph of Consolidated          Graph shows international
           International Shipments for        shipments of $41 million, $65
           fiscal years 1992-1994 and         million, $57 million, $61
           calendar years 1995 and 1996.      million and $68 million for
                                              fiscal 1992, 1993 and 1994 and
                                              calendar 1995 and 1996.


   8       Bar Graph of Average Shares        Graph shows average shares
           Outstanding for fiscal years       outstanding of 15.5 million
           1992-1994 and calendar years       for fiscal year 1992,
           1995 and 1996.                     14.6 million for fiscal 1993,
                                              13.1 million for fiscal 1994
                                              and 11.5 million for calendar
                                              1995 and 1996.