Form 10-K, Exhibit 13
period 1997-12-31
MANITOWOC CO INC
filed 1998-02-20
CIK 61986

PORTIONS OF THE 1997 ANNUAL REPORT TO SHAREHOLDERS
              OF THE MANITOWOC COMPANY, INC. INCORPORATED
                            BY REFERENCE





Management's Discussion and Analysis of Results of Operations and
Financial Condition
---------------------------------------------------------------


Business Description
---------------------
The Manitowoc Company and its affiliates are market leaders in their domestic and international businesses. The Foodservice Equipment Group is one of the largest suppliers of ice-cube machines and walk-in refrigerators/freezers in North America - serving restaurants, hotels and other institutions; and one of the world's largest manufacturers of ice/beverage dispensers and dispensing valves - serving the soft-drink industry. The Cranes and Related Products Group has a leading share in the worldwide market for lattice-boom crawler cranes (over 150-ton capacity) - serving heavy-construction, crane-rental, and cargo-handling customers. The Marine Group is the leading provider of ship repair, maintenance and conversion services on the U.S. side of the Great Lakes. Additional information on these business segments can be found on pages 6 through 19.


Note on Forward-Looking Statements
----------------------------------
This report includes forward-looking statements based on management's current expectations. This refers in particular to the company's description of plans and objectives for future operations, and the
assumptions underlying those plans.   These statements generally
include words such as "believes," "intends," "estimates," "expects," etc.

Forward-looking statements involve a number of risks and uncertainties, and they must be qualified by factors that could cause results to be materially different from what is presented here. This includes the following factors for each business:

Foodservice Equipment - demographic changes affecting the number of women in the workforce, general population growth, and household income; consolidation in the restaurant industry; serving large restaurant chains as they expand their global operations; specialty foodservice market growth; the demand for quick-service restaurants; and growth in the soft-drink industry.

Cranes and Related Products - market acceptance of innovative products; cyclicality in the construction industry; growth in the world market for high capacity cranes; the replacement cycle of technologically obsolete cranes; and demand for used equipment in developing countries.

Marine Operations - shipping volume fluctuations based on performance of the steel industry; five-year survey schedule; and reducing seasonality through non-marine repair work.


Long-Term Goals
---------------

Manitowoc has established and will work to achieve these goals by the year 2000:

* Reach $800 million in revenues.
* Produce 25% of sales from international markets, and perform $75 million in sourcing or manufacturing outside the U.S.
* Generate 80% of sales from new products and models acquired or introduced after 1996.
* Generate a consistently improving EVA (Economic Value Added) each year in all business segments.
* All manufacturing operations will be ISO-certified.


Market Conditions: North America
--------------------------------
North American economic conditions for all three of Manitowoc's business segments improved again in 1997.

Foodservice Equipment continues to benefit from a number of trends: growth in the restaurant industry, particularly among high-volume chains; expansion of fast-food franchises into non-traditional locations, such as automotive service stations and convenience stores; growth in health care facilities; and the continued recovery of the hotel and lodging industry. These factors resulted in higher foodservice equipment demand in nearly all North American markets in 1997. We expect this market will remain fairly constant into 1998.

Cranes and Related Products saw much improvement over the turnaround begun a few years ago. We expect this business will continue to grow over the next several years because of the following: increased construction spending in the U.S.; the necessary rebuilding of America's infrastructure (although government funding remains limited); and the beginning of the replacement cycle for an aging high-capacity liftcrane fleet that is becoming technically obsolete.

The 1997 Marine market benefited from record levels of shipping tonnage; the general economic strength of heavy industry and manufacturing sectors; and the aging of the Great Lakes fleet, which requires more maintenance and repair. During the year, the Coast Guard adopted regulations that provide a one-year extension of the five-year mandatory survey requirement. Ship owners must apply for the extension, and decisions are made on a ship-by-ship basis. It is too early to tell how much of an impact the new provision will have. Demand was good at all three ship-repair facilities: Toledo and Cleveland, Ohio, and Sturgeon Bay, Wisconsin.


Market Conditions: International
--------------------------------
Manitowoc's international sales increased 10% over 1996 levels, providing about 14% of total revenues.

Foodservice Equipment Demand for refrigeration products remained strong in the Pacific Rim. Of the Asian countries served, Taiwan, Singapore and China generated the greatest international ice machine sales for the year. Europe also proved to be a solid market in 1997, with good growth potential over the next few years. We anticipate that international orders for refrigeration and ice-making equipment from hotel and restaurant chains will be robust through the end of the decade.

Cranes and Related Products saw solid levels of demand from European countries and Canada, while Asia remained a cost-competitive marketplace. However, crane sales increased in South and Central
America.

Marine Operations Repair and maintenance is primarily a source of domestic revenue. While the North American Free Trade Agreement eliminated tariffs to make U.S. shipyards more competitive with their Canadian counterparts, this did not generate additional business for Manitowoc in 1997. In the longer term, the agreement may smooth the way for alliances between Canadian and U.S. shipyards, joining forces to build new ships.


Results of Operations
---------------------
This table summarizes the relationship between components of operations as a percent of net sales, for the following years.




Percent of Net Sales        1997      1996      1995
-----------------------------------------------------

Net sales                  100.0     100.0     100.0
Cost of sales               72.0      73.1      75.9
Gross profit                28.0      26.9      24.1
Engineering, selling &
  administrative expenses   16.1      16.5      16.7
Plant relocation costs        --        .2        --
Operating income            11.9      10.2       7.4
Interest and other          (1.3)     (1.7)      0.0
Earnings before taxes       10.6       8.5       7.4
Income taxes                 3.9       3.4       2.7
Net earnings                 6.7       5.1       4.7


Net Sales - Consolidated net sales for 1997 increased 9.1% to $545.9 million from $500.5 million in 1996. Foodservice Equipment sales were up 2.0%. Marine sales declined by 17.7%, largely because of a 1996 barge construction project that was not replicated in 1997. However, this decline was more than offset by a 23.3% increase in Crane sales, reflecting strong acceptance of new products.

In 1996, net sales rose 59.8% to $500.5 million from $313.1 million in 1995. The improvement came from a 112.9% increase in Foodservice Equipment sales, a 24.0% rise in Crane sales, and 61.5% higher Marine sales. Sales increases resulted from: (1) a full year's performance by The Shannon Group, Inc., acquired in December 1995; (2) positive market reception of new and recently introduced crane models; (3) significantly higher sales of crane parts; (4) record winter fleet activity at our ship-repair facilities; and (5) a self-unloading barge built for Lafarge Cement Corporation.

Gross Margins - The pattern of improvement continued, with 1997 gross margins increasing to 28.0%, compared with 26.9% in 1996 and 24.1% in 1995. The primary reasons for the gross margin improvement were margin expansion in the crawler crane and boom truck businesses. The ice machine and walk-in and reach-in cooler businesses also contributed to the higher gross margins. In 1996, the biggest contributors to higher gross margins were the consolidation and improvements at Manitowoc Cranes, Inc. (the high-capacity crawler crane company), which increased productivity and reduced overhead costs.

Engineering, Selling and Administrative Expenses - ES&A reached $87.6 million in 1997, a 6.1% increase from 1996's $82.6 million. ES&A for 1995 was $52.3 million. However, 1997 ES&A was slightly lower as a percentage of net sales, amounting to 16.1% compared with 1996's 16.5% and 1995's 16.7%. The 1997 figure expanded more slowly than sales, despite the Shannon and SerVend acquisitions, because of tight expense controls elsewhere.

Plant Relocation Costs - As part of improving its EVA, since 1992 Manitowoc has reviewed its operations and consolidated certain underperforming operations. In 1996, Manitowoc took a $1.2 million charge to close its Tonka wood-rail walk-in plant (Mason City, IA) and Kolpak foamed-in-place walk-in refrigerator/freezer plants (Parsons and Bethel Springs, TN). The Iowa plant was consolidated with an expanded Greeneville, TN facility.

Operating Earnings - Foodservice and Cranes saw operating margin improvements during the year. This resulted in Manitowoc's 27.8% increase in operating earnings, which reached $65.0 million in 1997, compared with $50.9 million in 1996 and $23.2 million for 1995.

Income Taxes - The effective income tax rate for 1997 was 37.0%, down from 1996's 39.7% and equal to 1995's 37.0%. The decrease from 1996 to 1997 is attributed to the full year effect of a corporate restructuring. The higher 1996 rate was affected by non-deductible goodwill associated with the Shannon acquisition.

Net Earnings - Higher sales, stronger margins and a lower effective tax rate led to a 42.0% increase in net earnings in 1997. Net earnings rose to a record $36.4 million in 1997, or $2.11 per share (basic), up from $25.6 million, or $1.49 per share (basic) in 1996, and 1995's $14.6 million, or $.84 per share (basic).

All per-share figures reflect the June 1997 and July 1996 three-for-two stock splits. Giving effects to these splits, the average shares outstanding were 17.3 million for all periods.


Foodservice Equipment
--------------------
This segment generated 45.3% of total sales in 1997. Foodservice revenues in 1997 were up slightly at $247.1 million, compared with $242.3 million in 1996 and $113.8 million in 1995. The latest year was affected by: (1) lower sales of walk-in refrigerators, as several major fast food chains announced a slowdown in the pace of new restaurant openings throughout 1997; (2) flat sales for ice machines;
(3) higher sales of reach-in refrigerator/freezers despite a flat market; (4) lower residential refrigerator/freezer sales as General Electric (the sole customer for this line) reduced inventories and consolidated its distribution centers; and (5) two months of SerVend operations -- with the fourth quarter generally being its weakest period. The primary reason for higher 1996 sales was the December 1995 acquisition of The Shannon Group, one of the leading manufacturers of commercial refrigeration equipment. While Shannon's 1996 sales were down slightly compared with 1995, the acquisition was responsible for nearly all of the Foodservice revenue increase.

Foodservice Equipment sales should continue to expand, driven by continued strong demand for prepared foods, growth in small kiosk locations and quick service restaurants, industry movement from single location restaurants to chain operations, and the expansion of chains into less developed markets outside the U.S.

Despite flat sales, Foodservice operating earnings grew 8.1% in 1997 to $36.7 million, as compared to 1996's $34.0 million and $22.7 million in 1995. This segment generated 47.6% of total operating earnings for the year, compared with 54.2% in 1996 and 75.9% in 1995.

In the near term, we believe Foodservice's greatest opportunities lie in continuing to expand its operating margins and the benefits of integrating the SerVend acquisition. In 1997, operating margins reached 14.9%, versus 14.0% in 1996 and 1995's 20.0%. The latest year's improvement resulted from the combined purchasing program, plant consolidations, and the closing of the former Shannon Group corporate offices. The difference between 1996 and 1995 was caused by the Shannon acquisition, which historically has had lower margins.


Cranes and Related Products
--------------------------
Strong sales from this business made it Manitowoc's largest segment in 1997, contributing 47.6% of total revenues. Net cranes sales rose 23.3%, reaching $259.6 million for the year. Sales were $210.6 million in 1996 and $169.9 million in 1995. Strong acceptance of new products, such as Manitowoc's Model 777 (175-ton capacity, self-erecting crawler crane), and Manitex's expanding Millennium(TM) Series boom trucks continue to drive this increase. Products introduced in the last four years represented 90% of the order backlog at the end of 1997.

The following industry trends support growth opportunities in cranes: with a large number of cranes over 25 years old, the replacement cycle is beginning, and contractors and rental companies are looking at new models that are technologically advanced and easier to operate; the level of activity in off-shore fabrication yards on the Gulf of Mexico is the highest since the 1970's; and demand for cranes in developed and developing countries beyond the U.S. is expected to increase over the long term.

Backlogs for all crane products at year end were: 1997 -- $149.1 million, 1996 -- $136.0 million, and 1995 -- $85.8 million.  The 1997 backlog included orders for cranes primarily destined for the U.S.:
93% domestic and 7% international (Europe).

Operating earnings for the crane segment increased 54.5% over 1996 levels and contributed 45.1% of the company's total segment operating income. Operating earnings were $34.9 million in 1997, $22.6 million in 1996, and $3.2 million in 1995. Operating margins during these years were: 1997 -- 13.4%, 1996 -- 10.7%, and 1995 - 1.9%. The 1996
results reflected higher sales from all crane businesses and improved operating efficiencies from earlier restructurings and plant consolidations.


Marine Operations
-----------------
In 1997, the Marine segment accounted for 7.2% of Manitowoc's net sales. For this year, Marine revenues were $39.2 million, down 17.7% from 1996's $47.6 million and up from 1995's $29.5 million. While the 1997 figure included revenue from a large barge conversion, this generated only half the revenue received from the construction of a self-unloading cement barge during 1996.

Operating earnings in this business were $5.6 million, compared with $6.2 million in 1996 and $4.0 million in 1995. Marine contributed 7.3% of total operating segment earnings for the year. The 1997 operating margin, at 14.4%, increased from 1996's 13.0% and 1995's 13.7%, reflecting the traditionally higher margin on repair work versus new construction.


Liquidity and Capital Resources
-------------------------------
Cash flows from operations for 1997 were $43.6 million, down 32.4% from 1996's $64.5 million, but higher than the $16.4 million in 1995. The decrease reflected an expansion in working capital and more normal
levels of customer deposits.   The primary uses of cash in 1997 were:
(1) $11.6 million in debt payments; (2) $12.0 million in capital expenditures, which focused on developing the Q-series ice machines plus upgrading equipment and facilities from The Shannon Group acquisition; and (3) $7.7 million in dividend payments. At December 31, 1997, long-term debt of $66.4 million represented 25.6% of capitalization, versus $76.5 million, or 40.7% of capitalization at December 31, 1996. Estimated capital expenditures for 1998 are in the $12-$14 million range.

Cash and marketable securities were $13.6 million at the end of 1997, compared with $16.0 million for 1996 and $16.6 million for 1995. From 1992 through 1994, the Board of Directors authorized management to repurchase up to 3.0 million shares of its common stock. At December 31, 1996, a total of 2,646,379 shares had been purchased under these authorizations, and are carried as treasury shares. On February 19, 1997, the Board discontinued this stock repurchase program.

Acquisitions are a key strategy in reaching Manitowoc's growth goals. We acquired two business groups in the past three years.

On October 31, 1997, Manitowoc acquired SerVend International, Inc., a leading manufacturer of ice/beverage dispensers and dispensing valves for the soft-drink industry, with nearly $50 million in 1996 sales. The $72.9 million purchase price was funded through existing bank financing. Over 70% of the purchase price was goodwill, which is tax-deductible over 15 years for tax purposes and should not affect Manitowoc's effective tax rate.

On December 1, 1995, the company purchased the outstanding common stock of The Shannon Group, Inc. Manitowoc paid $127.3 million, which was net of cash acquired of $0.7 million and includes direct acquisition costs of $2.7 million and $1.3 million in other assumed liabilities.

On December 31, 1997, short-term borrowings were $49.1 million, compared with no borrowings for the prior year and $26.8 million for 1995.

Inventories stood at $54.7 million at the end of 1997, compared with $44.0 million at year-end 1996 and $52.9 million for 1995. Working capital reflected a deficit of $25.3 million for the latest year, compared with a positive $17.6 million for 1996 and a positive $24.2 million for 1995.

The company expects current cash reserves and future cash flows from operations will meet its liquidity requirements for the foreseeable future. This includes payments on long-term debt, line of credit and capital expenditures.

Contingencies
-------------
The United States Environmental Protection Agency (EPA) identified the company as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), liable for the costs associated with investigating and cleaning up the contamination at the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin.

Eleven of the PRPs have formed the Lemberger Site Remediation Group
(LSRG) and have successfully negotiated with the EPA and Wisconsin Department of Natural Resources to settle the potential liability at the site and fund the cleanup. Approximately 150 PRPs have been identified as having shipped substances to the site.

Recent estimates indicate that the total cost to clean up the site could be as high as $30 million, however, the ultimate allocation of costs for the site are not yet final.

Although liability is joint and several, the Manitowoc's share of liability is estimated to be 11% of the total cleanup costs.

To date, the company has expensed $3.3 million in connection with this matter. There were no expenses incurred for the year ended December 31, 1997. The company expensed $0.2 million in each of the years ended December 31, 1996, and 1995.



New Accounting Principles
-------------------------

The company is required to adopt Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," in 1998. (See Basis of Presentation in Summary of Significant Accounting Policies and note 15 to the company's consolidated financial statements.)


YEAR 2000 COMPLIANCE
---------------------

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field (i.e., "98" for "1998"), and will need to be modified or upgraded to accept four digit entries in order to distinguish 21st century codes (i.e., "2002") from 20th century dates (i.e., "1902"). As a result, in less than two years, the computer systems and/or software used by many companies will need to be upgraded to comply with the "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance.

In 1996, Manitowoc began to assess and design a plan to resolve Year 2000 compliance issues potentially affecting the company, both with respect to internal systems and systems on which the Manitowoc's major vendors, suppliers, and distributors are reliant. To date, a comprehensive review has been conducted of Manitowoc's systems and software to identify applications that could be affected by the Year 2000 issue, and an implementation plan to resolve potential problems, has been developed. Manitowoc is currently in the process of converting, modifying, and upgrading its systems and software to Year 2000 compliant systems and software, as necessary. Manitowoc believes many of its systems and much of its software are currently Year 2000 compliant, and is engaged in tests and diagnostic procedures to verify such compliance. Manitowoc has incurred approximately $2.5 million in costs to upgrade its systems, including Year 2000 issues. Manitowoc estimates costs associated with scheduled system upgrades for 1998 and 1999 will approximate $2.0 million, including upgrades to address Year 2000 compliance issues. The company anticipates that it will be able to achieve Year 2000 compliance by the end of 1999 with respect to internal systems and software, and does not currently anticipate any material disruption in its business operations to achieve this goal.

Manitowoc has begun the process of making inquiries and gathering information regarding Year 2000 compliance exposures faced by its principal vendors and suppliers and its major dealers and distributors. Manitowoc has insufficient information at this time to fully assess the degree to which such vendors, suppliers, dealers, and distributors have addressed or are addressing Year 2000 compliance issues, and to fully evaluate the risk of disruption to operations that those businesses might face relating to Year 2000 compliance issues. However, no major part or critical operation of any segment of Manitowoc's business is reliant on a single source for raw materials, supplies, or services, and Manitowoc has multiple distribution channels for most of its products. In the event information presently being gathered indicates that certain vendors, suppliers, or distributors will not be Year 2000 compliant, we believe we will be able to find cost-competitive, alternative sources for raw materials, supplies, and services necessary to continue production and distribution.

Nonetheless, given the inherent uncertainty of the scope of the Year 2000 compliance issue worldwide and the various levels of severity and catastrophe that have been predicted by numerous "experts" and commentators, there can be no absolute assurance that we will be able to identify all Year 2000 compliance risks faced by Manitowoc, or that all of our contingency plans will assure uninterrupted business operations across the millennium.




                                     Eleven-Year Financial Summary & Business Segment Information

                                       (Thousands of dollars, except shares and per share data)


                                                                                     Transition               FISCAL YEARS
                                    Calendar        Calendar         Calendar          Period        ------------------------------
                                      1997            1996             1995       Calendar 1994 (1)       1994              1993
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES
 Foodservice                        $247,057         $242,317         $113,814         $ 44,996         $ 93,171         $ 81,424
 Cranes & related products           259,645          210,564          169,866           70,958          156,253          178,630
 Marine                               39,162           47,584           29,469            7,952           25,956           18,504
-----------------------------------------------------------------------------------------------------------------------------------
   Total                            $545,864         $500,465         $313,149         $123,906         $275,380         $278,558
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin                        $152,600         $134,641         $ 75,470         $ 31,302         $ 67,924         $ 55,785
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS
 Foodservice                        $ 36,746         $ 33,989         $ 22,729         $  9,426         $ 21,637         $ 18,311
 Cranes & related products            34,878           22,582            3,179              870            2,275           (1,961)
 Marine                                5,648            6,197            4,024             (799)           2,447              593
 General corporate                    (8,903)          (7,678)          (6,530)          (3,981)          (5,274)          (5,296)
 Amortization                         (3,394)          (3,000)            (250)              --               --               --
 Plant Relocation costs                   --           (1,200)              --          (14,000)              --           (3,300)
-----------------------------------------------------------------------------------------------------------------------------------
   Total                              64,975           50,890           23,152           (8,484)          21,085            8,347
-----------------------------------------------------------------------------------------------------------------------------------
Other income (expense) - net          (7,158)          (8,384)             (32)             169            1,494              582
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before
 taxes on income                      57,817           42,506           23,120           (8,315)          22,579            8,929
Accounting changes                        --               --               --               --               --          (10,214)
Provision (benefit) for
 taxes on income                      21,394           16,863            8,551           (3,243)           8,536            2,612
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                  $36,423         $ 25,643         $ 14,569         $ (5,072)        $ 14,043         $ (3,897)
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
 Cash from operations                $43,587         $ 64,514         $ 16,367         $   (330)        $ 36,995         $ 62,700
-----------------------------------------------------------------------------------------------------------------------------------
 Invested capital
 (monthly averages):
  Foodservice                       $171,647         $ 68,556         $ 32,696         $ 21,979         $ 25,662         $ 26,503
  Cranes & related products           67,596           73,246           85,082           81,800           86,288          112,120
  Marine                               6,019            7,335            9,579           11,201           13,953           17,497
  General corporate                   11,512           94,166           12,409            4,818            4,052            2,581
-----------------------------------------------------------------------------------------------------------------------------------
   Total  (2)                       $256,774         $243,303         $139,766         $119,798         $129,955         $158,701
-----------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
 Foodservice                        $249,384         $ 90,937         $ 90,126         $ 27,828         $ 31,460         $ 29,526
 Cranes & related products           100,591           88,174          109,118           88,068           93,823          105,750
 Marine                                6,426           10,648           11,369           13,233           16,726           16,720
 General corporate                    39,967          127,951          114,302           30,336           43,839           56,015
-----------------------------------------------------------------------------------------------------------------------------------
   Total  (2)                       $396,368         $317,710         $324,915         $159,465         $185,848         $208,011
-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM OBLIGATIONS
 Long-term debt                     $ 66,359         $ 76,501         $101,180         $     --         $     --         $     --
-----------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION
 Foodservice                        $  3,613         $  3,377         $  1,606         $    703         $  1,320         $  1,187
 Cranes & related products             4,044            4,260            4,162            2,288            4,211            3,875
 Marine                                  256              600              608              316              681              756
 General corporate                       405               81               80               46               61               44
-----------------------------------------------------------------------------------------------------------------------------------
    Total                           $  8,318         $  8,318         $  6,456         $  3,353         $  6,273         $  5,862
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
 Foodservice                        $  6,847         $  5,110         $  4,568         $  3,011         $  2,300         $  2,152
 Cranes & related products             4,952            2,816           14,252              528            3,120            8,648
 Marine                                  233              343              383              109             (492)            (463)
 General corporate (3)                     8              127                6               82              414              (39)
-----------------------------------------------------------------------------------------------------------------------------------
   Total                            $ 12,040         $  8,396         $ 19,209         $  3,730         $  5,342         $ 10,298
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE  (4)
 Basic                               $  2.11         $   1.49         $    .84         $   (.29)        $    .71          $  (.18)
 Diluted                                2.09             1.48              .84             (.29)             .71             (.18)
 Dividends                               .45              .45              .45              .22              .45              .45
 Stockholders' equity                   7.45             5.81             4.73             4.35             5.16             5.81
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE SHARES OUTTANDING:
 Basic                            17,267,121       17,267,035       17,267,561       17,426,748       19,657,337       21,958,622
 Diluted                          17,397,686       17,329,232       17,271,179       17,426,748       19,657,337       21,958,622
-----------------------------------------------------------------------------------------------------------------------------------


                                                                             FISCAL YEARS
                                 --------------------------------------------------------------------------------------------------
                                    1992              1991              1990              1989              1988              1987
-----------------------------------------------------------------------------------------------------------------------------------
NET SALES
 Foodservice                        $ 74,175         $ 73,944         $ 74,612         $ 74,431         $ 72,986         $ 72,501
 Cranes & related products           155,743          147,554          117,464          102,430           81,593           46,571
 Marine                               16,471           14,689           33,752           23,735           17,710          103,995
-----------------------------------------------------------------------------------------------------------------------------------
   Total                            $246,389         $236,187         $225,828         $200,596         $172,289         $223,067
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin                        $ 54,443         $ 58,062         $ 54,366         $ 50,860         $ 37,033         $ 29,921
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS
 Foodservice                        $ 17,585         $ 17,364         $ 19,387          $18,468         $ 17,203         $ 17,910
 Cranes & related products              (850)           7,602            5,490            3,454           (1,974)           4,532
 Marine                                  278             (973)           6,497            3,416          (15,921)          (9,693)
 General corporate                    (6,545)          (5,734)          (6,094)          (5,623)          (4,744)          (3,628)
 Amortization                             --               --               --               --               --               --
 Plant relocation costs                   --               --               --               --               --               --
-----------------------------------------------------------------------------------------------------------------------------------
     Total                            10,468           18,259           25,280           19,715           (5,436)           9,121
-----------------------------------------------------------------------------------------------------------------------------------
Other income (expense) - net           1,104            2,233            5,077            4,527            4,187            7,510
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes
 on income                            11,572           20,492           30,357           24,242           (1,249)          16,631
Accounting changes                        --               --               --               --               --               --
Provision (benefit) for taxes
 on income                             3,315            5,060            9,327            7,344           (1,341)           4,868
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                 $  8,257         $ 15,432         $ 21,030         $ 16,898         $     92         $ 11,763
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL INFORMATION
Cash from operations                $ 28,250         $  6,472         $ 14,210         $ (5,278)        $  3,658         $(33,833)
-----------------------------------------------------------------------------------------------------------------------------------
Invested capital
(monthly averages):
Foodservice                         $ 23,555         $ 25,099         $ 19,018         $ 22,859         $ 21,940         $ 16,427
Cranes & related products            137,839          133,777          118,097           99,147           76,335           77,382
Marine                                16,879           14,621           16,206           28,600           18,894           26,122
General corporate                      2,025            3,051            6,314            7,656           14,151            4,227
-----------------------------------------------------------------------------------------------------------------------------------
     Total  (2)                     $180,298         $176,548         $159,635         $158,262         $131,320         $124,158
-----------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
 Foodservice                        $ 25,608         $ 28,019         $ 24,168         $ 26,074         $ 27,449         $ 33,486
 Cranes & related products           138,416          136,995          115,804           96,623           75,217           61,306
 Marine                               19,253           18,009           22,683           32,451           24,049           41,366
 General corporate                    41,829           35,983           50,143           61,966           82,374           94,628
-----------------------------------------------------------------------------------------------------------------------------------
     Total   (2)                    $225,106         $219,006         $212,798         $217,114         $209,089         $230,786
-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM OBLIGATION
 Long-term debt                           --               --               --               --               --               --
-----------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION
 Foodservice                        $  1,090         $    812         $    657         $    771         $    785         $    817
 Cranes & related products             4,053            3,691            2,895            2,953            3,000            2,972
 Marine                                  785              792              748              465            2,362            2,600
 General corporate                       196              234              431              380              327              303
-----------------------------------------------------------------------------------------------------------------------------------
     Total                          $  6,124         $  5,529         $  4,731         $  4,569         $  6,474         $  6,692
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
 Foodservice                        $  1,099         $  2,797         $    748         $   (169)        $    229         $    201
 Cranes & related products             4,047            6,347            3,130            2,225            2,264            2,580
 Marine                                  500              113              197              108                1              112
 General corporate (3)                  (508)          (2,955)              70              586              317               86
-----------------------------------------------------------------------------------------------------------------------------------
     Total                          $  5,138         $  6,302         $  4,145         $  2,750         $  2,811         $  2,979
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE  (4)
 Basic                              $    .36          $   .66         $    .91         $    .73         $    .00           $  .48
 Diluted                                 .36              .66              .91              .73              .00              .48
 Dividends                               .45              .45              .89              .35              .35              .35
 Stockholders' equity                   7.13             7.20             6.96             6.95             6.61             6.98
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE SHARES OUTSTANDING:
 Basic                            23,221,907       23,222,237       23,222,811       23,253,899       23,917,734       24,458,304
 Diluted                          23,221,907       23,222,237       23,222,811       23,253,899       23,917,734       24,458,304
-----------------------------------------------------------------------------------------------------------------------------------

(1) The company changed its year-end to December 31, effective with the period ended December 31, 1994 (transition period). The prior fiscal year-end ended on the Saturday nearest to June 30.

(2) In 1997, as part of the corporate restructuring, the Shannon acquisition goodwill was transferred to the foodservice segment.

(3) During 1991, certain assets were transferred from general corporate to the cranes and related products segment.

(4) Per share data and average shares outstanding have been adjusted to reflect the three-for-two stock splits which occurred in 1997 and 1996. See Note 8 of notes to the consolidated financial statements.


                                                  CONSOLIDATED STATEMENTS OF EARNINGS
                                             (Thousands of dollars, except per share data)

                                                    For The Years Ended December 31
                                      ---------------------------------------------------

                                        1997                1996                1995
                                     ---------           ---------           ---------
EARNINGS
 Net Sales                            $545,864            $500,465            $313,149
                                     ---------           ---------           ---------
 Costs and expenses:
   Cost of sales                       393,264             365,824             237,679
   Engineering, selling, and
     administrative expenses            84,231              79,551              52,068
   Amortization                          3,394               3,000                 250
   Plant relocation costs                   --               1,200                  --
                                     ---------           ---------           ---------
     Total costs and expenses          480,889             449,575             289,997
                                     ---------           ---------           ---------
 Earnings from operations               64,975              50,890              23,152
 Interest expense                       (6,230)             (9,097)             (1,865)
 Interest and dividend income              190                 394                  47
 Other income (expense)                 (1,118)                319               1,786
                                     ---------           ---------           ---------
 Earnings before taxes
   on income                            57,817              42,506              23,120
 Provision for
    taxes on income                     21,394              16,863               8,551
                                     ---------           ---------           ---------
 Net earnings                         $ 36,423            $ 25,643            $ 14,569
                                     ---------           ---------           ---------
PER SHARE DATA
 Basic                                $   2.11            $   1.49              $  .84
 Diluted                              $   2.09            $   1.48              $  .84

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these financial statements.

                                                      CONSOLIDATED BALANCE SHEETS
                                              (Thousands of dollars, except shares data)

                                                                      As of December 31
                                                             ------------------------------------
                                                                1997                     1996
                                                                ----                     ----
ASSETS

 CURRENT ASSETS
   Cash and cash equivalents                                  $ 11,888                 $ 14,364
   Marketable securities                                         1,741                    1,657
   Accounts receivable, less
     allowances of $1,882 and $976                              59,237                   53,876
   Inventories                                                  54,701                   43,978
   Prepaid expenses and other                                    2,662                    1,281
   Future income tax benefits                                   15,287                   12,719
                                                             ---------                 --------
     Total current assets                                      145,516                  127,875
                                                             ---------                 --------
 Intangible assets - net                                       146,983                   92,200
 Property, plant and equipment - net                            91,191                   84,703
 Other assets                                                   12,678                   12,932
                                                             ---------                 --------
     Total assets                                             $396,368                 $317,710
                                                             ---------                 --------
LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
   Current portion of long-term debt                          $ 15,400                 $ 11,064
   Accounts payable and accrued expenses                        96,540                   90,967
   Short-term borrowings                                        49,100                       --
   Product warranties                                            9,772                    8,271
                                                             ---------                 --------
     Total current liabilities                                 170,812                  110,302
                                                             ---------                 --------
 NON-CURRENT LIABILITIES
   Long-term debt, less current portion                         66,359                   76,501
   Product warranties                                            4,955                    4,914
   Postretirement health benefits obligation                    19,699                   19,455
   Other liabilities                                             5,925                    6,209
                                                             ---------                 --------
     Total non-current liabilities                              96,938                  107,079
                                                             ---------                 --------

 STOCKHOLDERS' EQUITY
   Common stock (24,497,655 and 16,331,770
     shares issued)                                                245                      163
   Additional paid-in capital                                   30,980                   31,061
   Cumulative foreign currency
    translation adjustments                                       (192)                     220
   Retained earnings                                           179,088                  150,387
   Treasury stock, at cost                                     (81,503)                 (81,502)
                                                             ---------                 --------
   Total stockholders' equity                                  128,618                  100,329
                                                             ---------                 --------
     Total liabilities and stockholders' equity               $396,368                 $317,710
                                                             ---------                 --------

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these financial statements.


                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        (Thousands of dollars)

                                                  For The Years Ended December 31
                                              ----------------------------------------

                                               1997             1996              1995
CASH FLOWS FROM OPERATIONS                   -------           -------          -------
 Net earnings                               $ 36,423          $ 25,643         $ 14,569
 Adjustments to reconcile
  net cash from operations:
   Depreciation                                8,318             8,318            6,456
   Amortization of goodwill                    3,394             3,000              250
   Amortization of deferred
     financing fees                              300               300               95
   Deferred income taxes                      (3,172)           (4,383)            (815)
   Plant relocation costs                         --             1,200               --
   (Gain) loss on sale of property,
     plant, and equipment                        218               259           (1,964)
 Changes in operating assets and
  liabilities excluding effects
  of business acquisitions:
   Accounts receivable                         2,532            (2,865)            (843)
   Inventories                                (6,006)            8,950           (5,913)
   Other current assets                       (1,264)              909              999
   Current liabilities                         2,492            23,432            4,015
   Non-current liabilities                      (490)             (573)          (1,052)
   Non-current assets                            842               324              570
                                           ---------         ---------        ---------
 Net cash provided by
   operations                                 43,587            64,514           16,367
                                           ---------         ---------        ---------
CASH FLOWS FROM INVESTING
 Sale (purchase) of
  marketable securities - net                    (84)              (99)          10,487
 Capital expenditures                        (12,040)           (8,396)         (19,209)
 Business acquisitions -
  net of cash acquired                       (66,979)             (300)        (105,944)
 Proceeds from sale of property,
  plant, and equipment                         3,533             1,443            5,656
                                           ---------         ---------        ---------
 Net cash used for investing                 (75,570)           (7,352)        (109,010)
                                           ---------         ---------        ---------
CASH FLOWS FROM FINANCING
 Dividends paid                               (7,722)           (7,674)          (7,674)
 Proceeds from long-term debt                     --            15,000          110,000
 Payments on long-term debt                  (11,606)          (38,704)              --
 Proceeds (payments) from short-term
  borrowings - net                            49,100           (26,807)           3,001
 Debt acquisition costs                         (252)               --           (1,687)
                                           ---------         ---------        ---------
 Net cash provided by
  (used for) financing                        29,520           (58,185)         103,640
                                           ---------         ---------        ---------
 Effect of exchange rate
  changes on cash                                (13)              310              (38)
                                           ---------         ---------        ---------
 Net change in cash and
  cash equivalents                            (2,476)             (713)          10,959
                                           ---------         ---------        ---------
 Balance at beginning of year                 14,364            15,077            4,118
                                           ---------         ---------        ---------
 Balance at end of year                     $ 11,888          $ 14,364         $ 15,077
                                           ---------         ---------        ---------
SUPPLEMENTAL CASH FLOW INFORMATION
 Interest paid                              $  6,927          $  8,215         $  1,163
                                           ---------         ---------        ---------
 Income taxes paid                          $ 21,449          $ 19,319         $  7,929
                                           ---------         ---------        ---------

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these financial statements.

                                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                       (Thousands of dollars, except shares and per share data)

                                                       For The Years Ended December 31
                                           ------------------------------------------------

                                              1997                1996                1995
                                            --------           ---------           ---------
COMMON STOCK - SHARES OUTSTANDING
 Balance at beginning of year             11,511,357           7,674,468           7,674,475
 Three-for-two stock split                 5,755,679           3,836,889                  --
 Stock options exercised                       3,296                  --                  --
 Treasury stock purchases                     (1,157)                 --                  (7)
                                           ---------            --------            --------
 Balance at end of year                   17,269,175          11,511,357           7,674,468
                                           ---------            --------            --------
COMMON STOCK - PAR VALUE
 Balance at beginning of year             $      163            $    109            $    109
 Three-for-two stock split                        82                  54                  --
                                           ---------            --------            --------
 Balance at end of year                   $      245            $    163            $    109
                                           ---------            --------            --------
ADDITIONAL PAID-IN CAPITAL
 Balance at beginning of year             $   31,061            $ 31,115            $ 31,115
 Three-for-two stock split                       (82)                (54)                 --
 Stock options exercised                           1                  --                  --
                                           ---------            --------            --------
 Balance at end of year                   $   30,980            $ 31,061            $ 31,115
                                           ---------            --------            --------
CUMULATIVE FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS
 Balance at beginning of year             $      220            $   (479)           $   (188)
 Foreign currency
  translation adjustments                       (412)                699                (291)
                                           ---------            --------            --------
 Balance at end of year                   $     (192)           $    220            $   (479)
                                           ---------            --------            --------
RETAINED EARNINGS
 Balance at beginning of year              $ 150,387            $132,418            $125,523
 Net earnings                                 36,423              25,643              14,569
 Cash dividends  *                            (7,722)             (7,674)             (7,674)
                                           ---------            --------            --------
 Balance at end of year                    $ 179,088            $150,387            $132,418
                                           ---------            --------            --------
TREASURY STOCK
 Balance at beginning of year              $ (81,502)           $(81,502)           $(81,502)
 Treasury stock purchases                        (38)                 --                  --
 Stock options exercised                          37                  --                  --
                                           ---------            --------            --------
 Balance at end of year                    $ (81,503)           $(81,502)           $(81,502)
                                           ---------            --------            --------

* Cash dividends per share after giving effect to the three-for-two stock splits in 1997 and 1996, were $.45 per share in all periods.

The accompanying summary of significant accounting policies and notes to the consolidated financial statements are an integral part of these financial statements.



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Thousands of dollars, except per share data)
---------------------------------------------

BASIS OF PRESENTATION
---------------------

The financial statements of The Manitowoc Company, Inc. ("the company") have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

The company is required to adopt Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income," in 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income, as defined, and its components within the financial statements, which includes, in addition to net income, other items that are reported as direct adjustments to stockholders' equity. Presently, the company's foreign currency translation items are the only items which would require inclusion in this statement. Reclassification of financial statements for prior periods is required.

PRINCIPLES OF CONSOLIDATION
---------------------------

The consolidated financial statements include the accounts of the company and its wholly owned domestic and non-U.S. subsidiaries.
Significant intercompany balances and transactions have been eliminated.



INVENTORIES
-----------

Inventories are stated at the lower of cost or market as described in
Note 3. Advance payments from customers are netted against inventories to the extent of related accumulated costs. Advance payments netted against inventories at December 31, 1997 and 1996 were $1,574 and $8,552, respectively. Advance payments received in excess of related costs on uncompleted contracts are classified as accrued expenses.


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


INTANGIBLE ASSETS
-----------------

Intangible assets consist primarily of costs in excess of net assets of businesses acquired (see Note 10). Intangible assets are amortized using the straight-line method over their estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors indicate that intangibles should be evaluated for possible impairment, the company uses an estimate of the related business' discounted net cash flows over the remaining life of the intangibles in measuring whether the intangibles are recoverable. Intangible assets at December 31, 1997 and 1996 of $146,983 and $92,200, respectively, are net of accumulated amortization of $7,244 and $3,550, respectively.


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

The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from financial institutions (see Note 5).


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


RESEARCH AND DEVELOPMENT
------------------------

Research and development costs are charged to expense as incurred and amount to $4,412 in 1997, $3,502 in 1996, and $3,110 in 1995.

WARRANTIES
----------

Estimated warranty costs are provided at the time of sale of the warranted products, based on historic experience for the relevant product.


EARNINGS PER SHARE
--------------------

The company adopted SFAS No. 128, "Earnings Per Share," in 1997.
SFAS No. 128 establishes standards for computing and presenting earnings per share. All previously reported earnings per share amounts included herein have been restated.

Basic earnings per share is computed by dividing net earnings by the weighted average shares outstanding during each year/period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include the number of additional shares that would have been outstanding if stock options were exercised and the proceeds from such exercise were used to acquire shares of common stock at the average market price during the year/period.


CASH EQUIVALENTS
----------------

All short-term investments purchased with an original maturity of three months or less are considered cash equivalents.


ENVIRONMENTAL LIABILITIES
-------------------------

The company adopted the AICPA Statement of Position (SOP) No. 96-1 "Environmental Remediation Liabilities" in 1997. The company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. The adoption of this SOP did not have a significant effect on the company's estimates relating to environmental contingencies.

RECLASSIFICATIONS
-----------------

Certain reclassifications have been made to the financial statements of prior periods to conform to the presentation for 1997.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of dollars, except shares and per share data)

1.
___________________________________________________________________________
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized at December 31 as follows:

                                                  1997                1996
                                                  ----                ----
Land                                          $   3,133           $   3,489
Buildings                                        63,276              59,606
Drydocks and dock fronts                         21,743              21,743
Machinery, equipment and tooling                111,919             102,512
Construction in progress                          2,760               2,033
                                              ---------           ---------
  Total cost                                  $ 202,831           $ 189,383
Less accumulated depreciation                  (111,640)           (104,680)
                                              ---------           ---------
Property, plant and equipment - net           $  91,191           $  84,703
                                              ---------           ---------

2.
___________________________________________________________________________
MARKETABLE SECURITIES

Marketable securities at December 31, 1997 and 1996 included $1.7 million of securities which are available for sale. The difference between fair market value and cost for these investments was not material in either year.


3.
___________________________________________________________________________
INVENTORIES

The components of inventories are summarized at December 31 as follows:

                                                      1997                1996
                                                      ----                ----
  Components:
     Raw materials                                  $ 25,881            $ 20,153
     Work-in-process                                  22,331              19,447
     Finished goods                                   27,972              25,725
                                                     -------            --------
       Total inventories at FIFO cost                 76,184              65,325
  Excess of FIFO cost over LIFO value                (21,483)            (21,347)
                                                     -------            --------
       Total inventories                            $ 54,701            $ 43,978
                                                     -------            --------

Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method for 60% and 56% of total inventory for 1997 and 1996, respectively. The remainder of the inventories are costed using the last-in, first-out (LIFO) method.



4.
___________________________________________________________________________
ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are summarized at December 31 as follows:

                                                       1997                 1996
                                                       ----                 ----
Trade accounts payable                              $ 34,277            $ 31,215
Profit sharing and incentives                         20,630              14,748
Income taxes payable                                   5,766               2,836
Miscellaneous accrued expenses                        35,867              42,168
                                                    --------           ---------
  Total                                             $ 96,540            $ 90,967
                                                    --------           ---------

5.
___________________________________________________________________________
DEBT

Long-term debt is summarized at December 31 as follows:

                                               1997           1996
                                               ----           ----
Term loan payable                          $  75,390      $  86,365
Capital lease obligations                      6,369          1,200
                                            --------       --------
                                           $  81,759      $  87,565
Less current portion                          15,400         11,064
                                            --------       --------
                                           $  66,359      $  76,501
                                            ========       ========

The company entered into a Credit Agreement ("Agreement") on December 1, 1995 with a group of banks to fund the purchase of The Shannon Group, Inc. (see Note 10). The Agreement was amended and restated on October 28, 1997 at the time of the SerVend acquisition. Currently, the Agreement provides for maximum borrowings of $78 million under a term loan and maximum borrowings of $125 million under revolving loans. There were $49.1 million of borrowings under the revolving loan portion of the Agreement at December 31, 1997, and none at December 31, 1996.

The Agreement includes covenants which require the maintenance of various debt and net worth ratios. Annual commitment fees at the end of 1997 were .15% on the unused portion of the available credit. Borrowings under the Agreement bear interest at a rate equal to the sum of a base rate, or LIBOR rate (London Interbank Offered Rate), at the option of the company, plus an applicable percentage, as defined. The base rate is equal to the greater of the Federal Funds rate in effect on such day plus .5% or the prime rate in effect on such day. The weighted average interest rate for the term and revolving loans at December 31, 1997 and 1996 was 6.50% and 6.38%, respectively.
Payments of principal and interest for the term loan are due quarterly through December 31, 2001. Borrowings under the Agreement are not collateralized.

The company has entered into interest rate swap agreements, which expire at various times through October, 2002, to reduce the impact of
changes in interest rates on its floating rate long-term debt.   At
December 31, 1997, the company had outstanding five interest rate swap agreements with financial institutions, having a total notional principal amount of $99 million. The effect of these agreements on the company's interest rates during 1997 was not significant.
Interest expense has been adjusted for the net receivable or payable under these agreements. The fair value of these interest rate swap agreements is $0.5 million at December 31, 1997. The company is exposed to credit loss in the event of non-performance by the financial institutions. However, management does not anticipate such non-performance.


Capital lease obligations relate to the company's obligations on two property leases for industrial property located in the State of Tennessee and one in the State of Indiana. These obligations are due in monthly or annual installments including principal and interest at rates varying from 3.8% to 10.0%. These obligations mature at various dates through 2004.

The aggregate scheduled maturities of long-term debt and capital lease obligations in subsequent years are as follows:

     1998                                   $ 15,400
     1999                                     19,628
     2000                                     19,482
     2001                                     23,667
     2002                                        232
     Thereafter                                3,350
                                           ---------
                                            $ 81,759
                                           =========


6.
___________________________________________________________________________
INCOME TAXES

Components of earnings before income taxes are as follows:


                                                 1997           1996           1995
                                                 ----         --------      ---------
Earnings before income taxes:
  Domestic                                     $ 58,706       $ 41,702       $ 22,273
  Foreign                                          (889)           804            847
                                               --------       --------       --------
  TOTAL                                        $ 57,817       $ 42,506       $ 23,120
                                               --------       --------       --------

The provision for taxes on income is as follows:


                                                 1997           1996           1995
                                               --------       --------       ---------
Current:
  Federal                                      $ 22,307       $ 17,743       $  8,093
  State                                           1,973          3,190          1,105
  Foreign                                           286            313            168
                                               --------       --------       --------
     Total current                               24,566         21,246          9,366
                                               --------       --------       --------
Deferred:
  Federal and state                              (3,172)        (4,383)          (815)
  Foreign                                            --             --             --
                                               --------       --------       --------
     Total deferred                              (3,172)        (4,383)          (815)
                                               --------       --------       --------
Provision for taxes on income                  $ 21,394       $ 16,863       $  8,551
                                               ========       ========       ========

Federal income taxes at statutory rates and the provision for income taxes as reported are reconciled as follows:



                                                           1997           1996            1995
                                                         --------       --------        ---------
Federal income tax at statutory rate                     $ 20,236       $ 14,877       $  8,092
State income taxes, net of federal
  income tax benefit                                        1,246          2,019          1,137
Non-deductible goodwill amortization                          810            713             --
Tax-exempt FSC income                                      (1,086)          (564)          (373)
Adjustments to prior years' income
  tax accruals                                               (631)          (360)          (132)
Provision for tax on foreign income, net of
  foreign tax credits                                         861             80           (119)
Other                                                         (42)            98            (54)
                                                         --------       --------       --------
Provision for taxes on income                            $ 21,394       $ 16,863       $  8,551
                                                         ========       ========       ========

The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations. A summary of the deferred income tax accounts at December 31 is as follows:


                                                             1997          1996
                                                           --------      --------
Current deferred tax assets:
  Inventories                                            $  2,503       $    826
  Accounts receivable                                         312            392
  Product warranty reserves                                 3,715          3,021
  Product liability reserves                                3,074          2,679
  Environmental reserves                                       59            311
  Customer profit sharing reserves                            655            497
  Other employee-related benefits
     and allowances                                         2,985          3,453
  Property, plant and equipment                               599            201
  Other                                                     1,385          1,339
                                                         --------       --------
Future income tax benefits, current                      $ 15,287       $ 12,719
                                                         ========       ========

Non-current deferred tax assets (liabilities):
  Property, plant and equipment                          $ (8,337)      $ (8,271)
  Postretirement benefits
     other than pensions                                    7,903          7,791
  Deferred employee benefits                                2,321          1,239
  Severance benefits                                        1,098          1,097
  Product warranty reserves                                 1,123          1,248
  Environmental reserves                                      431            502
  Net operating loss carryforwards                          2,556          2,517
  Valuation allowance                                        (881)          (513)
                                                         --------       --------
Net future income tax
  benefits, non-current                                  $  6,214       $  5,610
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

As of December 31, 1997, the company has approximately $15 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities. The company also has acquired federal net operating losses of $4.8 million available to reduce federal taxable income. These loss carryforwards expire in varying amounts through 2012. A valuation allowance was recorded to reflect the estimated amount of deferred assets which may not be realized due to the possible limitation on the future use of certain state tax net operating loss carryforwards.


7.
___________________________________________________________________________
EARNINGS PER SHARE

The following is a reconciliation of the average shares outstanding used to compute basic and diluted earnings per share. There is no earnings impact from the assumed conversions of the stock options in each of the years.

                                     1997                    1996                   1995
                            --------------------    --------------------    --------------------
                                            Per                     Per                      Per
                                           Share                   Share                   Share
                             Shares       Amount      Shares      Amount     Shares        Amount
                              -----        -----      -----        -----      -----        -----
Basic EPS                   17,267,121     $2.11     17,267,035    $1.49    17,267,561      $.84
                                           =====                   =====                    ====
Effect of Dilutive
  Securities
   Stock Options               130,565                   62,197                  3,618
                            ----------                 --------               --------


Diluted EPS                 17,397,686     $2.09     17,329,232    $1.48    17,271,179      $.84
                            ==========     =====    ===========    =====   ===========      ====




8.
___________________________________________________________________________
STOCKHOLDERS' EQUITY

Authorized capitalization consists of 35 million shares of $.01 par value common stock and 3.5 million shares of $.01 par value preferred stock. None of the preferred shares have been issued. Pursuant to a Rights Agreement dated August 5, 1996, each common share carries with it two-thirds of a Right (as adjusted to reflect the 1997 three-for-two stock split) to purchase additional stock. The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the common stock by a person or group, or the commencement of a tender offer for 20% or more of the common stock. In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person, each Right permits the holder to purchase one share of common stock for $100. The Rights expire on September 18, 2006 and may be redeemed by the company for $.01 per Right (in cash or stock) under certain circumstances.

On September 8, 1992, the board of directors authorized the company to repurchase up to 1.5 million shares of its common stock. In addition, on January 11, 1994 and February 1, 1994, the board of directors authorized the repurchase of an additional 0.5 million and 1.0 million shares, respectively. As of December 31, 1996, a total of 2,646,379 treasury shares were purchased pursuant to these authorizations. On February 19, 1997, the board of directors discontinued this stock repurchase program.

On May 19, 1997, the company's board of directors authorized a three-for-two stock split of the company's common stock in the form of a 50% stock dividend payable on June 30, 1997 to shareholders of record on June 2, 1997. As a result of the stock split, a total of 5,755,679 shares of the company's common stock were issued. All references in the financial statements to average number of common shares outstanding and related earnings per share amounts, market prices per share of common stock, and stock option plan data have been restated to reflect the split. The company also split its common stock on a 3-for-2 basis on July 2, 1996.


9.
___________________________________________________________________________
STOCK OPTIONS

Effective May 22, 1995, the company's board of directors approved The Manitowoc Company, Inc. Stock Plan (the "Plan") which provides for the granting of stock options as an incentive to certain key employees. Under the Plan, stock options to acquire up to 1.125 million shares of common stock, in the aggregate, may be granted under a time-vesting formula at an exercise price equal to the market price of the common stock at the date of grant. The options become exercisable in equal 25% increments beginning on the second anniversary of the grant date over a four year period and expire ten years subsequent to the grant date. Stock option transactions are summarized as follows:

                                   1997                               1996                               1995
                      ---------------------------        ----------------------------       ---------------------------------
                                       Weighted                             Weighted                              Weighted
                                        Average                             Average                               Average
                                       Exercise                             Exercise                              Exercise
                         Shares          Price             Shares            Price           Shares                 Price
                         ------         -------            -------         ----------        -------              ---------
Options outstanding,
  beginning of year     215,100           $ 13.45          96,075            $11.67               --              $   --
Options granted         193,650           $ 28.17         119,025            $14.89           96,075              $   11.67
Options exercised        (3,296)          $(11.67)             --                --               --              $   --
                       --------                           -------                            -------
Options outstanding,
  end of year           405,454           $ 20.49         215,100            $13.45           96,075              $   11.67
                       ========                           =======                            =======

Options exercisable,
  end of year            20,722                                --                                 --
                       ========                           =======                            =======

The outstanding stock options at December 31, 1997 have a range of
exercise prices of $11.67 to $28.17 per option.   The options with
exercise prices ranging between $11.67 and $14.89 per option have a remaining weighted average contractual life of 8.0 years; of such shares, 20,722 shares with a weighted average exercise price of $11.67 per option are currently exercisable. Options with a weighted average exercise price of $28.17 per option have a remaining contractual life of approximately 9.4 years; of such shares, none are currently exercisable. The weighted average fair value at date of grant for options granted during 1997, 1996, and 1995 was $9.44, $4.69, and $3.26 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                1997           1996           1995
                                ----           ----           ----

Expected life (years)             7              7              7
Risk-free interest rate           6.7 %          6.8 %          6.6 %
Expected volatility              27.6 %         25.4 %         26.5 %
Expected dividend yield           2.3 %          2.4 %          3.8 %

The company applies Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in the statements of operations. Had compensation cost been determined under an alternative method suggested by SFAS No. 123, "Accounting for Stock-Based Compensation," net income would have decreased $263, $82, and $23 in 1997, 1996, and 1995, respectively; basic earnings per share would have been $2.09, $1.48, and $.84 in 1997, 1996, and 1995, respectively.



10.
___________________________________________________________________________
ACQUISITIONS

On October 31, 1997, the company acquired substantially all of the net assets and business operated by SerVend International, Inc. ("SerVend") from SerVend and its affiliate, Fischer Enterprises, Ltd. SerVend is one of the world's largest manufacturers of ice/beverage dispensers and dispensing valves for the soft drink industry. Its customers include many of the major quick-service restaurant chains, convenience stores, and soft-drink bottlers in the nation.

The aggregate consideration paid by the company for the net business assets of SerVend was $72,946 which includes cash acquired of $119, direct acquisition costs of $1,167, and assumed liabilities of $6,250. The purchase price paid for SerVend was subject to a post-closing adjustment based on net worth at October 31, 1997, as set forth in the Purchase Agreement. The company has recorded a receivable of $654 at December 31, 1997 relating to this adjustment. The transaction was financed through credit facilities provided under the new Credit Agreement dated October 28, 1997 (see Note 5).

The acquisition has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The preliminary estimate of the excess of the cost over the fair value of the net assets acquired is $58,478, and is being amortized over an average life of 36 years. The results of SerVend's operations subsequent to the date of acquisition are included in the Consolidated Statements of Earnings for the year ended December 31, 1997.

The following unaudited information presents on a pro forma basis, the SerVend acquisition as if it had occurred at the beginning of the year indicated:

                          1997                   1996
                       --------                --------
Net sales               $587,376               $540,698
                        --------               --------
Net earnings            $ 35,711               $ 23,944
                        --------               --------
Basic earnings
  per share             $   2.07                 $ 1.39
                        --------               --------
Diluted earnings
  per share             $   2.05                 $ 1.38
                        --------               --------


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

The aggregate consideration paid by the company for Shannon was $127,320 which is net of cash acquired of $651, and includes direct acquisition costs of $2,671 and other assumed liabilities of $1,269.

The acquisition has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the cost over the fair value of net assets acquired of $91,384 is being amortized over an average life of 32 years. The results of operations of Shannon subsequent to the date of acquisition are included in the Consolidated Statements of Earnings for the years ended December 31, 1997, 1996, and 1995.

The following unaudited information presents, on a pro forma basis, the Shannon acquisition as if it had occurred at the beginning of 1995:



Net sales                                        $436,114
                                                 --------
Net earnings                                     $ 14,983
                                                 --------
Basic earnings per share                           $  .87
                                                 --------
Diluted earnings per share                         $  .87
                                                 --------



11.
___________________________________________________________________________
PLANT CONSOLIDATIONS AND ASSETS HELD FOR SALE

During the fourth quarter of 1996, the company's decision to consolidate and close walk-in refrigeration plants located in Iowa and Tennessee resulted in a $1.2 million charge to earnings in the Foodservice segment. The charge includes a write-down to the estimated net realizable values of the assets being abandoned and takes into consideration future holding costs and costs related to the sale of the properties. During 1997, $132 was charged against the reserve.

The assets currently held for sale include land and improvements, buildings, and certain machinery and equipment at the "Peninsula facility" located in Manitowoc, Wisconsin. The current carrying value of these assets, and the assets mentioned above, determined through independent appraisals, is approximately $3.8 million and is included in other assets. The future holding costs, included in accounts payable and accrued expenses and in other non-current liabilities, consist primarily of utilities, security, maintenance, property taxes, insurance, and demolition costs for various buildings. These reserves also include estimates for potential environmental liabilities on the Peninsula location. During the years ended December 31, 1997, 1996, and 1995, $35, $1,100, and $600 was charged against these reserves, respectively.


12.
___________________________________________________________________________
CONTINGENCIES

The United States Environmental Protection Agency ("EPA") has identified the company as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and
Liability Act ("CERCLA"), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the "Site") near Manitowoc, Wisconsin.

Approximately 150 PRPs have been identified as having shipped substances to the Site. Eleven of the potentially responsible parties have formed a group (the Lemberger Site Remediation Group, or LSRG) and have successfully negotiated with the EPA and the Wisconsin
Department of Natural Resources to settle the potential liability at the Site and fund the cleanup.

Recent estimates indicate that the total cost to clean up the Site could be as high as $30 million, however, the ultimate allocation of costs for the Site are not yet final. Although liability is joint and several, the company's percentage share of liability is estimated to be 11% of the total cleanup costs. To date, the company has expensed $3.3 million in connection with this matter. There were no expenses incurred for the year ended December 31, 1997. The Company expensed $0.2 million for each of the years ended December 31, 1996, and 1995. Remediation work at the Site has been completed, with only long-term pumping and treating of ground water and Site maintenance remaining. The remaining estimated liability for this matter, included in other current and noncurrent liabilities at December 31, 1997, is $1.1 million.

As of December 31, 1997, 25 product-related lawsuits were pending. Of these, two occurred between 1985 and 1990 when the company was completely self-insured. The remaining lawsuits occurred subsequent to June 1, 1990, at which time the company has insurance coverages ranging from a $5.5 million self-insured retention with a $10.0 million limit on the insurer's contribution in 1990, to the current $1.0 million self-insured retention and $25.0 million limit on the insurer's contribution.

Product liability reserves included in accounts payable and accrued expenses at December 31, 1997 are $7.8 million; $3.6 million reserved specifically for the 25 cases referenced above, and $4.2 million for claims incurred but not reported. These reserves were estimated using actuarial methods. The highest current reserve for a non-insured claim is $0.6 million, and $0.5 million for an insured claim. Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured claims. Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and the solvency of insurance carriers.

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


13.
___________________________________________________________________________
RETIREMENT AND HEALTH CARE PLANS

The company provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees. Company contributions to the plans are based upon formulas contained in such plans. The company also has a defined contribution plan in which the company matches 25% of participant contributions up to a maximum of 5% of a participant's compensation. Total costs incurred were $10,371, $8,810, and $4,657 in 1997, 1996 and 1995, respectively.

The company also provides certain health care benefits for eligible retired employees. Substantially all of the company's domestic employees hired before January 1, 1990, may become eligible for these benefits if they reach a normal retirement age while working for the company and satisfy certain years-of-service requirements.

The components of the periodic postretirement health benefit cost are as follows:



                                         1997          1996          1995
                                        -----        ------         -------
  Service cost - benefits earned
     during the year                   $  260         $  260         $  323
  Interest cost on accumulated
     postretirement health
     benefit obligation                 1,088          1,044          1,393
  Amortization of actuarial gain         (197)          (136)            --
                                       ------         ------         ------
  Net periodic postretirement
     health benefit cost               $1,151         $1,168         $1,716
                                       ------         ------         ------

The components of the accumulated periodic postretirement health benefit obligation at December 31, 1997 and 1996 are as follows:

                                                 1997              1996
                                                -------          -------
  Retirees                                      $ 8,228         $  8,325
  Active participants                             7,484            6,497
  Unrecognized gain                               3,987            4,633
                                                -------         --------
  Accumulated postretirement
     health benefit obligation                  $19,699         $ 19,455
                                                -------         --------

The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 7.0% in 1997, decreases 1.0% per year to 5.0% for 1999, and remains at that level thereafter. Increasing the assumed medical trend rates by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $1,978 at December 31, 1997 and the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $212 for 1997.

The discount rate used in determining the accumulated postretirement health benefit obligation is 7.25% for 1997, and 7.50% for 1996. The plan is unfunded.

It is reasonably possible that the estimate for future retirement and health care costs may change in the near future based upon changes in the health care environment or changes in interest rates which may arise. Presently, there is no reliable means to estimate the amount of any such potential changes.


14.
___________________________________________________________________________
LEASES

The company leases various property, plant and equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Rental expense attributable to operating leases was $3,390, $4,474, and $7,232 in 1997, 1996 and 1995, respectively.
Total minimum rental obligations under noncancelable operating leases, as of December 31, 1997, aggregated $18,580 and were payable as follows:


     1998       $2,659             2001           1,562
     1999        2,038             2002           1,402
     2000        1,737             Thereafter     9,182


15.
___________________________________________________________________________
BUSINESS INFORMATION

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

Information concerning the company's operations in various businesses is presented beginning on page 24. Export sales were approximately $75 million, $68 million, and $61 million in 1997, 1996 and 1995, respectively. Sales, operating losses, and identifiable assets related to foreign operations for 1997 are $15.1 million, $1.3 million, and $15.9 million, respectively.

The company is required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1998. SFAS
No. 131 establishes standards for the way public companies report certain information about their operating segments using a management approach for determining what segment information is to be reported. Comparative disclosure is required. The company is evaluating the extent to which its segment reporting may be affected by SFAS No. 131.





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

To further safeguard assets, the company has established an audit committee composed of directors who are neither officers nor employees of the company. The audit committee is responsible for reviewing the company's financial reports and accounting practices and meets periodically with the company's independent accountants.

The company's independent accountants provide an objective examination of the company's financial statements. They evaluate the company's system of internal controls and perform tests and other procedures necessary to express an opinion on the fairness of the presentation of the consolidated financial statements.




     /s/  Fred M. Butler                       /s/  Robert R. Friedl
    -----------------------                    -------------------------
    Fred M. Butler                             Robert R. Friedl
    President & Chief Executive Officer        Senior Vice President &
                                                Chief Financial Officer





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

To The Stockholders Of
The Manitowoc Company, Inc.

We have audited the accompanying consolidated balance sheets of The Manitowoc Company, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years ended December 31, 1997, 1996, and 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manitowoc Company, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997, 1996, and 1995, in conformity with generally accepted accounting principles.


                                   /s/  Coopers & Lybrand L.L.P.
                                   -----------------------------
                                   COOPERS & LYBRAND L.L.P.

Milwaukee, Wisconsin
January 26, 1998




                 SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
 The table below presents unaudited quarterly data for the years ended December 31, 1997 and 1996
                      (Thousands of dollars, except per share data)


                                         1997                                               1996
                      ---------------------------------------------             ------------------------------------------
                       First       Second      Third        Fourth              First      Second       Third      Fourth
                      ------       ------      ------       ------             ------      ------      ------      ------
Net sales             $116,041    $144,985    $133,935    $150,903            $114,099    $139,219    $132,042    $115,105
Gross margin            32,008      41,829      37,354      41,409              28,637      37,891      36,778      31,335
Net earnings             6,478      11,929       9,521       8,495               4,114       8,798       8,534       4,197
Per share amounts: *
 Basic earnings
  per share                .38         .69         .55         .49                 .24         .51         .49         .24
 Diluted earnings
  per share                .37         .69         .55         .49                 .24         .51         .49         .24
 Dividends per
  common share             .11         .11         .11         .11                 .11         .11         .11         .11

*  Per share data adjusted to reflect the 1997 and 1996 three-for-two stock splits.



                                                  QUARTERLY COMMON STOCK PRICE RANGE




                       Year Ended                   Year Ended                    Year Ended
                   December 31, 1997             December 31, 1996             December 31, 1995
                   ------------------           ------------------            -------------------

               High      Low      Close      High      Low      Close      High       Low      Close
               ----     ----       ----      ----     ----      -----      ----      ----      -----
1st Quarter   $40.00    $33.50    $36.13    $33.25    $27.75    $31.50    $25.00    $21.00    $24.88
2nd Quarter    47.50     34.50     46.75     38.00     31.75     35.88     28.88     24.88     28.88
3rd Quarter    39.94     31.69     35.69     35.75     23.50     32.13     30.00     26.88     29.63
4th Quarter    38.19     29.50     32.50     43.88     31.50     40.50     30.63     28.13     30.63




The company's common stock is traded on the New York Stock Exchange. The share prices shown above are not adjusted for the 1997 and 1996 three-for-two stock splits.




GLOSSARY
--------


Financial Terms
---------------

BACKLOG:   Firm, unfilled orders.  An indicator of future sales.

BOOK VALUE: Another term for shareholder equity, most often shown on a per-share basis.

CAPITALIZATION: The total market value of a company's outstanding stock - that is, the stock price multiplied by the number of shares. Generally, the higher the market cap, the larger the company and the less volatile the stock. Manitowoc is considered a small-cap stock, having a market value of less than $1 billion.

CASH FLOW: Funds generated by a company to operate the business, make capital investments, repay debt, pay dividends, repurchase stock, and make acquisitions.

COST OF CAPITAL: A weighted average of the after-tax cost of equity and borrowed funds used to invest in operating capital for business.

CURRENT RATIO: Current assets divided by current liabilities, an indicator of liquidity.

ECONOMIC VALUE-ADDED (EVA): Represents the growth in economic profit from year to year.

OUTSOURCING: Contracting with an outside supplier to take over a function that had been performed within the company.

PRICE TO EARNINGS RATIO: The price of a stock divided by its earnings per share. Also known as P/E, multiple or valuation. This measure tells investors how much they are paying for a company's earnings.

PRODUCT MIX: A company that sells more than one product can have its amount of sales vary from year to year, even when the overall number of units sold remains the same. This occurs when multiple products have different sales values, or when a greater number of units with higher sales values are sold in comparison to lower-priced units.

STOCK REPURCHASE PLAN: A systematic approach in which a company repurchases its stock. The result of this action increases the percent of ownership each remaining shareholder has in the company.

TOTAL RETURN:   Return on an investment that includes any dividends or
interest as well as price appreciation.



Industry Terms
--------------

BLAST CHILLER: A refrigerated structure similar to a walk-in that is specially designed to rapidly chill and/or freeze food items in compliance with safety standards established by the FDA.

BOOM TRUCK: A hydraulic telescopic crane mounted to a commercial truck chassis. A boom truck is different than a truck crane since it can haul up to several thousand pounds of payload on its cargo deck.

CRAWLER CRANE: Usually refers to lattice-boom cranes that are mounted on crawlers rather than a truck chassis. This method of mounting significantly reduces ground bearing pressures and enables the crane to pick-and-carry virtually any rated load.

FIVE-YEAR SURVEY: A thorough ship inspection and maintenance process that must be performed every five years to satisfy stringent maritime regulations developed by the U.S. Coast Guard, American Bureau of Shipping, and other regulatory agencies.

GRAVING DOCK: An in-ground concrete structure in which ships can be constructed or repaired. Because a graving dock is equipped with pumps and watertight gates, it can be flooded so ships can float in, then be pumped dry so crews can work on those portions of the ship that are normally underwater.

ICE/BEVERAGE DISPENSER: A foodservice appliance that dispenses ice and soft drinks for self-serve applications in quick-service restaurants and convenience stores.

KIOSK: A limited-menu, walk-up, quick-service restaurant that sells various food items usually prepared off-premise.

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

REACH-IN: A refrigerated cabinet typically used in foodservice applications for short-term storage of perishable items at safe-keeping temperatures prior to preparation or serving.

RINGER: Manitowoc's patented heavy-lift attachment that dramatically improves the reach, capacity, and lift dynamics of the basic crane to which it is mounted.

SELF-UNLOADING VESSEL: Refers to the fleet of vessels operating on the Great Lakes that are equipped with cargo-hold conveyors and lattice discharge booms that enable these vessels to offload their bulk cargoes, such as iron ore, coal, or cement, without requiring dockside assist equipment.

TELESCOPIC BOOM: A box-section boom, composed of several overlapping sections, that is extended or retracted to a desired length by hydraulic or mechanical means.

TUG/BARGE: A new form of Great Lakes bulk cargo transportation that consists of a non-powered notch barge that is pushed by a high-horse power diesel tug.

WALK-IN: A large, foamed-in-place, refrigerated structure often found in restaurants that can be equipped with cooling or freezing systems for long-term storage of foodservice items prior to preparation.





INVESTOR INFORMATION
--------------------


Corporate Headquarters
----------------------
The Manitowoc Company, Inc.
500 South 16th Street
P. O. Box 66
Manitowoc, WI  54221-0066
Telephone:     920-684-4410
Telefax:       920-683-8129



Independent Public Accountants
------------------------------
Coopers & Lybrand L.L.P.
411 East Wisconsin Avenue
Milwaukee, WI  53202


Stock Transfer Agent and Registrar
--------------------------------
First Chicago Trust Company of New York
P. O. Box 2500
Jersey City, NJ  07303-2500



Annual Meeting
--------------
The annual meeting of Manitowoc shareholders will be held at 9:00 a.m., CDT, on Tuesday, May 5, 1998, on the third floor of the company's corporate offices at 500 South 16th Street, Manitowoc, WI. We encourage shareholders to participate in this meeting in person or by proxy.


Stock Listing
-------------
Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.

Quarterly common stock price information for our three most recent fiscal years can be found on page 38 of this annual report.


Manitowoc Shareholders
----------------------
On December 31, 1997, 17,269,175 shares of Manitowoc common stock were outstanding. At such date, there were 2,464 shareholders of record.


Form 10-K Report
----------------
Each year, Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in the Annual Report to Shareholders.

A COPY OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION FOR 1997, MAY BE OBTAINED BY ANY SHAREHOLDERS, WITHOUT
CHARGE, UPON WRITTEN REQUEST TO:

E. Dean Flynn, Secretary
The Manitowoc Company, Inc.
P. O. Box 66
Manitowoc, WI  54221-0066



Dividends
---------
Common stock dividends are usually considered in conjunction with quarterly meetings of Manitowoc's board of directors.



Dividend Reinvestment And Stock Purchase Plan
---------------------------------------------
The Dividend Reinvestment and Stock Purchase Plan provides a convenient method to acquire additional shares of Manitowoc stock through the investment of quarterly dividends. Shareholders may also purchase shares by investing cash as often as once a month in varying amounts from $10 up to a maximum of $60,000 each calendar year.

Participation is voluntary and all fees associated with stock purchases under these plans are paid for by Manitowoc.

To receive an information booklet and enrollment form, please contact our stock transfer agent and registrar, First Chicago Trust Company of New York.

Investor Inquiries
------------------
Security analysts, portfolio managers, individual investors, and media professionals seeking information about Manitowoc are encouraged to contact the following:


Analysts & Portfolio Managers:
------------------------------
Robert R. Friedl, Senior Vice President & CFO
Telephone:         920-683-8136
Telefax:           920-683-8138

Media Inquiries:
----------------
Steven C. Khail, Corporate Communications Manager
Telephone:         920-683-8128
Telefax:           920-683-8138

General Inquiries:
------------------
Joan Risch, Shareholder Relations
Telephone:         920-683-8150
Telefax:           920-683-8138


Quarterly Earnings
------------------
Manitowoc is planning to announce its quarterly earnings for calendar 1998 according to the following schedule:

     1st Quarter  -  April 9, 1998
     2nd Quarter  -  July 13, 1998
     3rd Quarter  -  October 12, 1998
     4th Quarter  -  January 26, 1999


Join MTW on the Internet
------------------------
Manitowoc provides a variety of information about its businesses, products, and markets at its website address:
http:\\www.manitowoc.com

Equal Opportunity
-----------------
Manitowoc believes that a diverse workforce is required to compete successfully in today's global markets. The company provides equal employment opportunities in its global operations without regard to race, color, age, gender, religion, national origin, or physical disability.



                                                       EXHIBIT 13  -  APPENDIX A


                                                       Cross Reference or
Graph No.      Description of Graph                    Narrative Discussion
---------      --------------------                    ---------------------

   1        Bar Graph of Gross Margin             Gross Margin (Millions of Dollars)
            for fiscal years 1992-1994           -----------------------------------
            and calendar years 1995-1997.         1992              54
                                                  1993              56
                                                  1994              68
                                                  1995              75
                                                  1996             135
                                                  1997             153

                                                  Manitowoc increased its gross margin by
                                                  183% since 1992, reaching a record in 1997.




   2        Line Graph of Segment Operating       Segment Operating Margins (Millions of Dollars)
            Margins for fiscal years              -----------------------------------------------
            1992-1994 and calendar years                   Foodservice   Cranes    Marine
            1995-1997.                                     -----------   -----     -----
                                                  1992         17.6      (0.9)      0.3
                                                  1993         18.3      (2.0)      0.6
                                                  1994         21.6       2.3       2.4
                                                  1995         22.7       3.2       4.0
                                                  1996         34.0      22.6       6.2
                                                  1997         36.7      34.9       5.6

                                                  All three segments have seen dramatic increases
                                                  since 1992, benefiting from higher sales volumes
                                                  and the discipline EVA helped to instill.




   3        Bar Graph of Cash Flow from           Cash Flow From Operations (Millions of Dollars)
            Operations for fiscal years           -----------------------------------------------
            1992-1994 and calendar years          1992         28.3
            1995-1997.                            1993         62.7
                                                  1994         37.0
                                                  1995         16.4
                                                  1996         64.5
                                                  1997         43.6

                                                  Earnings increases were more than offset by higher
                                                  working capital requirements and a more normal
                                                  level of customer deposits, reducing cash flow in 1997.




   4        Bar Graph of Invested Capital         Invested Capital (Millions of Dollars)
            for fiscal years 1992-1994 and        --------------------------------------
            calendar years 1995-1997.             1992        180
                                                  1993        159
                                                  1994        130
                                                  1995        140
                                                  1996        243
                                                  1997        257

                                                  Excess or unproductive capital has been eliminated
                                                  since 1992, while investments in higher-yielding
                                                  undertakings were made in recent years.  This boosted
                                                  our after-tax return on capital from 8% in 1993 to 17%
                                                  in 1997.




   5        Bar Graph of Consolidated Net         Consolidated Net Sales (Millions of Dollars)
            Sales for fiscal years 1992-          --------------------------------------------
            1994 and calendar years               1992        246
            1995-1997.                            1993        279
                                                  1994        275
                                                  1995        313
                                                  1996        500
                                                  1997        546

                                                  Strong expansion in foodservice equipment and
                                                  crane sales led to a 17.2% compound annual growth
                                                  rate for the last five years.




   6        Bar Graph of Operating Earnings       Operating Earnings (Millions of Dollars)
            for fiscal years 1992-1994 and        ----------------------------------------
            calendar years 1995-1997.             1992         10.5
                                                  1993          8.3
                                                  1994         21.1
                                                  1995         23.2
                                                  1996         50.9
                                                  1997         65.0

                                                  A dramatic increase by our crane segment helped
                                                  boost total operating earnings 27.7% during 1997.




   7        Bar Graph of International            International Shipments (Millions of Dollars)
            Shipments for fiscal years            ---------------------------------------------
            1992-1994 and calendar years          1992         40.0
            1995-1997.                            1993         64.6
                                                  1994         56.9
                                                  1995         60.7
                                                  1996         67.6
                                                  1997         74.6

                                                  Demand for foodservice equipment in Europe and
                                                  the Pacific Rim, and crane products in Europe,
                                                  Canada plus South and Central America, boosted
                                                  international sales to record levels in 1997.



   8        Bar Graph of Average Shares           Average Shares Outstanding (Millions)
            Outstanding for fiscal years          -------------------------------------
            1992-1994 and calendar years          1992         23.2
            1995-1997.                            1993         22.0
                                                  1994         19.7
                                                  1995         17.3
                                                  1996         17.3
                                                  1997         17.3

                                                  From 1992 through 1995, Manitowoc repurchased 2.6
                                                  million shares of its common stock.  In 1996 and 1997,
                                                  Manitowoc declared consecutive three-for-two stock
                                                  splits.