Form 10-K, Exhibit 13
period 1998-12-31
MANITOWOC CO INC
filed 1999-03-01
CIK 61986

PORTIONS OF THE 1998 ANNUAL REPORT TO SHAREHOLDERS

              OF THE MANITOWOC COMPANY, INC. INCORPORATED

                              BY REFERENCE





MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND

FINANCIAL CONDITION




Business Description

--------------------



The Manitowoc Company and its affiliates are market leaders in their domestic and international businesses.





The Foodservice Equipment Group includes:



-    One of the largest suppliers of ice-cube machines and walk-in refrigerator/freezers in the world -- serving restaurants, hotels and other institutions.



-    One of the world's largest manufacturers of ice/beverage dispensers and dispensing valves -- serving the soft-drink industry.





The Cranes and Related Products Group includes:



-    Businesses with a leading share of the worldwide market for lattice-boom crawler cranes (over 150-ton capacity) -- serving heavy-construction, crane-rental, dockside and material-handling customers.



-    Operations with a leading share of the North American boom-truck market -- serving commercial, industrial, utility construction and maintenance applications.





The Marine Group is:



-     The Marine Group is the leading provider of ship repair,

     maintenance, conversion and construction services on the U.S. side of the Great Lakes.





Additional information on these business segments can be found on pages

6 through 23.





Note on Forward-Looking Statements

----------------------------------



Information in this report, and in other company communications, that are not historical facts are forward-looking statements, which are based on management's current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears here.



Forward-looking statements include the company's description of plans and objectives for future operations, and the assumptions behind those plans.  The words "anticipates", "believes", "intends", "estimates" and

"expects", or similar expressions, usually identify forward-looking statements. In addition, goals established by Manitowoc should not be viewed as guarantees or promises of future performance. There can be no assurance the company will be successful in achieving its goals.



In addition to the assumptions and information referred to specifically in the forward-looking statements, other factors could cause actual results to be materially different from what is presented here. This includes a number of factors for each business segment.



The Foodservice Equipment Group -- demographic changes affecting two-

income families, general population growth, and household income;

consolidation in the restaurant industry; the ability to serve large restaurant chains as they expand their global operations; specialty foodservice market growth; the demand for quick service restaurants; and

growth in the soft-drink industry.



The Cranes and Related Products Group -- market acceptance of innovative products; cyclicality in the construction industry; growth in the world market for heavy cranes; the replacement cycle of technologically obsolete cranes; and demand for used equipment in developing countries.



The Marine Group -- shipping volume fluctuations based on performance of the steel industry; five-year survey schedule; the replacement cycle of older marine vessels; the growth of existing marine fleets; and reducing seasonality through vessel construction and industrial maintenance.



Corporate -- changes in laws or regulations; successful integration of acquisitions; competitive pricing; domestic and international economic conditions; interest rate risk; the ability of Manitowoc's customers and suppliers to meet Year 2000 compliance; and any unanticipated Year 2000 issues.





Long-Term Goals

---------------



Manitowoc has established and will work to achieve these goals by 2002:



-    Reach $1.3 billion in sales, with the increase coming from an estimated 50/50 split between internal and external growth.



-    Continue to make global expansion a key priority.



-    Supplement its base businesses with strategic acquisitions.



-    Generate 80% of revenues from new products and models introduced since 1998.



-    Generate a consistently improving EVA (Economic Value-Added) in each business unit for all continuing operations.


-    Pursue ISO quality certification for all non-marine operations.







Market Conditions: North America

--------------------------------



The North American economy was stable for the foodservice industry throughout 1997 and 1998, while the crane and marine industries saw improvements in the latest year.



The Foodservice Equipment Group is benefiting from a number of long-term trends: growth in the restaurant industry, particularly among high-

volume chains; expansion of fast-food franchises into non-traditional locations, such as automotive service stations, convenience stores and chain retail stores; growth in health care facilities; and the continued

recovery of the hotel and lodging industry. In the near-term, this group also benefited from a warmer than normal summer. Two long-term trends also support growth in the beverage dispensing niche market: higher quality, more attractive new products are speeding up the beverage dispenser replacement cycle, which generates 80% of this market's sales;

and increased demand for self-serve fountain equipment by various quick-

service industries. All of these factors kept demand for foodservice equipment strong in 1998 in nearly all North American markets. We expect this to continue in 1999.



The Cranes and Related Products Group experienced greater demand again in 1998. These businesses are expected to continue growing in the next several years due to increasing construction spending in the U.S.; the rebuilding of America's infrastructure (funded by the Transportation

Equity Act [TEA-21] -- the federal bill that provides $217 billion for rebuilding roads/bridges over the next six years, which should increase demand for cranes, particularly boom trucks and smaller capacity crawler cranes); and the continuing replacement cycle for an aging large-

capacity liftcrane fleet that is becoming technologically obsolete.



The Marine Group saw increased demand for its products and services as a result of record levels of shipping tonnage; the general economic strength of the heavy industry and manufacturing sectors; an interest in upgrading existing vessels and taking advantage of new automation equipment; and the aging of the Great Lakes fleet -- averaging 38 years

-- which requires more maintenance and repair. In 1997, the Coast Guard changed its regulations and provided a one-year extension of the five-

year mandatory dry-docking requirement. Ship owners must apply for the extension, and decisions are made on a ship-by-ship basis. This did not have a significant impact on the Marine Group during 1998. Demand was good at all three ship-repair facilities: Toledo and Cleveland, Ohio,

and Sturgeon Bay, Wisconsin.





Market Conditions: International

--------------------------------



Manitowoc's international sales contributed 11.3% of total revenues in

1998.





The Foodservice Equipment Group experienced the strongest demand for its refrigeration products in the southeast Asian market, with Taiwan and

China contributing most of its international ice-cube machine sales in

1998. Europe also experienced steady growth during the year.

International orders for refrigeration and ice-making equipment from hotel and restaurant chains are expected to be robust for the next two years. This is largely due to U.S. firms expanding into international markets and wanting to take their proven suppliers with them.



The Cranes and Related Products Group saw strong demand in Canada and signs of a revival in Europe.  Demand in Asia declined, due to a downturn in certain economies there.



The Marine Group's repair and maintenance sales come primarily from the

U.S. While the North American Free Trade Agreement (NAFTA) eliminated tariffs, making U.S. shipyards more competitive with their Canadian counterparts, most Canadian shipping companies still choose to have their vessels serviced in their home country.





Results of Operations

---------------------



This table summarizes the relationship between components

of operations as a percent of net sales for the last three years.





Percent of Net Sales                          1998           1997       1996

--------------------                          ----           ----       ----


Net sales                                   100.0            100.0        100.0

Cost of sales                                71.8             72.0         73.1

Gross profit                                 28.2             28.0         26.9

Engineering, selling &

  administrative expenses                    14.1             15.4         15.9

Amortization and other                        0.8              0.7          0.8

Operating income                             13.3             11.9         10.2

Interest and other income (expense)          (1.6)            (1.3)        (1.7)

Earnings before taxes                        11.7             10.6          8.5

Income taxes                                  4.3              3.9          3.4

Net earnings                                  7.4              6.7          5.1




Net Sales -- Consolidated net sales for 1998 increased 27.3% to $694.8 million. Higher sales resulted from increased volume at Foodservice

Equipment (sales up 29.3%) and Cranes and Related Products (up 27.1%),

as both benefited from strong acceptance of new products and recent acquisitions. New products included "Q" Series ice machines for the

Foodservice Equipment Group, and Models 888 and 777 lattice boom cranes for the Cranes and Related Products Group. The Marine Group also experienced a 16.0% sales improvement for the year, with strong demand for its repair and maintenance services and the construction of a large dipper-dredge during 1998.



In 1997, net sales rose 9.1% to $545.9 million from $500.5 million in

1996. The improvement resulted from a 23.3% increase in Cranes and

Related Products Group sales, due to strong demand for new products, and a 2.0% increase in Foodservice Equipment Group sales. Marine Group sales were down 17.7% because 1996 results included a barge construction project that was not replicated in 1997.



Gross Margins -- Manitowoc continued to improve its gross margins: 28.2%

in 1998 compared with 28.0% in 1997 and 26.9% in 1996. All three operations are contributing to this positive trend. The Foodservice

Equipment Group is designing costs out of new products, consolidating its buying functions for greater purchasing power, and benefiting from more cost-effective manufacturing. The Cranes and Related Products Group is experiencing higher margins in the crawler crane and boom-truck businesses, due to increased productivity, lower labor costs and the efficient use of outsourcing. The Marine Group is experiencing a mix in its shipyard activities that has a higher percentage of repair and service work, which have better margins.



Engineering, Selling and Administrative Expenses -- At $98.1 million in

1998, ES&A increased 16.5% from $84.2 million in 1997, which was a 5.9%

increase from $79.6 million in 1996. However, ES&A continued to decrease as a percentage of net sales: 14.1% in 1998 versus 15.4% in 1997 and

15.9% in 1996. ES&A costs increased at a slower rate than sales, even considering the effects of integrating a number of acquisitions.  The focus on controlling expenses at the Cranes and Related Products Group and cost reductions at the Foodservice Equipment Group helped to slow increases in ES&A.



Operating Earnings -- All three businesses improved their operating margins in 1998. This brought a 42.5% increase in Manitowoc's consolidated operating earnings, which reached $92.6 million for 1998,


compared with $65.0 million in 1997 and $50.9 million in 1996. Operating margins continue to grow, reaching 13.3% of sales in 1998 versus 11.9%

and 10.2% in 1997 and 1996, respectively. Manitowoc anticipates increasing operating margins in our existing businesses in the

Foodservice Equipment and Cranes and Related Products groups in 1999 and beyond, while maintaining the already strong margins at the Marine

Group.



Income Taxes -- The 1998 effective income tax rate was 36.9%, flat with

37.0% for 1997 and down from 39.7% in 1996. In the past two years,

Manitowoc's effective tax rate benefited from a 1997 reorganization of its holding and operating company structure along segment lines.



Net Earnings -- Higher sales, stronger margins and a stable effective tax rate led to record net earnings in 1998: $51.4 million, or $2.95 per diluted share. This represented a 41.1% increase compared with $36.4 million, or $2.09 per diluted share in 1997, which was a 42.0% increase over $25.6 million, or $1.48 per diluted share in 1996.  Net earnings for 1998 did not grow as quickly as operating earnings primarily because of higher interest expense associated with acquisitions.



All per-share figures reflect the June 1997 and July 1996 three-for-two stock splits. Diluted shares outstanding for 1998 were 17.4 million.

This compares to 17.4 million for 1997 and 17.3 million for 1996.  The increase is due to the granting of stock options.





The Foodservice Equipment Group

-------------------------------

This segment generated 46.0% of total sales. Its revenues increased

29.3% to $319.5 million, compared with $247.1 million in 1997 and $242.3 million for 1996. The main contributors to stronger sales in 1998 were

(1) inclusion of the SerVend International acquisition for an entire year, which contributed 42% of the sales increase; and (2) strong performances from continuing operations, which generated 58% of the sales increase, led by the positive market reception for the new "Q"

Series ice machines.



Results in 1997 were affected by (1) lower sales of walk-in

refrigerators, as several major fast food chains announced a slowdown in the pace of new restaurant openings; (2) flat sales for ice machines;

(3) higher sales of reach-in refrigerator/freezers despite a flat market; (4) lower residential refrigerator/freezer sales as General

Electric reduced inventories and consolidated its distribution centers;

and (5) two months of SerVend operations.



We anticipate that Foodservice Equipment Group sales will continue to expand, driven by increasing demand for prepared foods, growth in small kiosk locations and quick-service restaurants, the replacement cycle for larger walk-in coolers, freezers and ice machines, and the expansion of restaurant chains into less developed markets outside the U.S.



Foodservice Equipment Group operating earnings grew faster than sales in

1998, up 44.1% to $53.0 million compared with $36.7 million in 1997, and also higher than $34.0 million in 1996. As a result, this segment generated 49.0% of total segment operating earnings in 1998, versus

47.6% in 1997 and 54.2% in 1996.


In 1998, operating margins increased to 16.6% from 14.9% and 14.0% in

1997 and 1996, respectively. This dramatic improvement came from (1)

selling the Tonka operation, which was unprofitable; and (2) margin improvements at McCall and Manitowoc Ice. The rise in 1997's operating margin resulted from introducing the combined purchasing program, plant consolidations, and closing the former Shannon Group corporate offices.



In the near term, we believe the Foodservice Equipment Group's greatest opportunities lie in (1) continuing to introduce new products, such as the next generation of the successful "Q" Series ice machines in 1999;

(2) continuing to benefit from combined purchasing and improved manufacturing processes to help increase operating margins; and (3)

successfully continuing the integration of the SerVend, F.A.G. and PSG acquisitions.  Even if the foodservice industry experiences a downturn in 1999, we believe this segment will continue to grow, although at a slower pace.





Cranes and Related Products Group

---------------------------------



Strong sales from this segment made it Manitowoc's largest business segment for the second consecutive year, providing 47.5% of total revenues. At $330.0 million, Cranes sales rose 27.1% over $259.6 million for 1997, and also were higher than $210.6 million in 1996. The most significant factor contributing to sales growth continued to be strong market acceptance of new products, such as the Manitowoc Cranes Models

888 and 777. Products introduced in the past two years represented 50.0%

of the order backlog (other than parts) at the end of 1998, and 34.3% of total Cranes and Related Products Group sales for the year. Other factors that contributed to the 1998 sales increase include the active replacement cycle for crawler cranes, and increased orders from construction contractors. Higher sales in 1997 resulted from demand for new products, including the Model 777 and Manitex's Millennium Series.



A number of industry trends support Cranes and Related Products'

continued growth: (1) over 15,000 crawler cranes in use are more than 25 years old, and they are being replaced as contractors and rental companies are introduced to new models that are technologically advanced and easier to operate; (2) TEA-21 is expected to increase U.S. highway system spending for construction during the next five years; and (3)

demand for cranes in developed and developing countries outside the U.S.

is expected to increase over the long term.



Cranes and Related Product year-end backlogs decreased slightly to

$144.1 million at the end of 1998 compared with $149.1 million for 1997,

and were up from $136.0 million for 1996. The decrease was due primarily to the faster order fill rates achieved during 1998, which meant the backlog was being worked off more quickly than in previous years. The

1998 backlog included 92.0% of orders for U.S. customers and 8.0% for international companies, primarily in Europe. (Asian customers represent

1.2% of the backlog at the end of 1998.)



Operating earnings for Cranes and Related Products grew 38.0% over 1997 levels, to $48.1 million in 1998 versus $34.9 million in 1997 and $22.6 million in 1996. As a result, Cranes contributed 44.5% of Manitowoc's total segment operating earnings in 1998.


Operating margins continued their pattern of improvement: 14.6% in 1998,

13.4% in 1997, and 10.7% in 1996. Improved 1998 margins resulted from strong sales at each operation (spreading fixed costs over greater revenues), and higher margins at Manitowoc Cranes (including West-

Manitowoc products) and at Manitex. Margins for the prior year improved due to higher sales, and greater operating efficiencies resulting from earlier restructurings and plant closings.



Near-term growth opportunities for Cranes include (1) continued product development and market acceptance, such as the Model 21000 --

Manitowoc's largest crawler crane -- to be introduced in 1999; (2)

successfully integrating the USTC acquisition; and (3) consolidating

West-Manitowoc into Manitowoc Cranes to reduce ES&A expenses.







The Marine Group

----------------



This segment generated 6.5% of Manitowoc's 1998 net sales. At $45.4 million, Marine revenues grew 16.0% from $39.2 million in 1997, and declined from $47.6 million in 1996. The latest year's results included revenue from building a dipper-dredge (a project not as large as the prior two years' barge conversions) and more small, higher margin service and construction projects. The 1997 figure included revenue from a large barge conversion, which was less than the construction of a self-unloading cement barge during 1996.



Marine operating earnings were $7.0 million, up 23.5% from $5.6 million in 1997, and an improvement over $6.2 million in 1996. This segment contributed 6.5% of total segment operating earnings for the year. The higher margin projects mentioned earlier boosted Marine's 1998 operating margins to 15.4%, up from 14.4% and 13.0% in 1997 and 1996,

respectively.



Marine's near-term growth opportunities include (1) more dry-dockings of

1,000 foot vessels scheduled for its Sturgeon Bay facility; (2)

increased interest in upgrading existing vessels and taking advantage of new automation equipment; and (3) new and potential construction projects, such as the Mobil Oil tug/barge combination scheduled for

1999.





Liquidity and Capital Resources

-------------------------------



Cash flows from operations increased 30.3% in 1998 to $56.8 million,

compared with $43.6 million in 1997 and $64.5 million in 1996. The improvement came primarily from higher net earnings in 1998. However,

cash flows did not increase as much as earnings because of the greater need for working capital to fund growth in 1998. The primary investing and financing uses of cash in the latest year were (1) $48.2 million for acquisitions; (2) $66.6 million in debt payments; (3) $11.7 million in capital expenditures, which focused on developing the "Q" Series ice machines and the acquisition of more efficient machinery and equipment across all business segments; and (4) $7.8 million in dividend payments.

Estimated capital expenditures for 1999 are in the $14-18 million range.



At December 31, 1998, long-term debt was $79.8 million, or 25.6% of total capitalization, compared with $66.4 million in 1997, or 25.6%. At

January 31, 1999, the company's total debt-to-capitalization ratio increased from 44.6% at the end of 1998 to 49.7% following the PSG acquisition.



Cash and marketable securities were $12.4 million at the end of 1998,

compared with $13.6 million in 1997 and $16.0 million in 1996.



Inventories increased to $82.0 million at the end of 1998, compared with

$54.7 million at year-end 1997 and $44.0 million for 1996. This was the result of the 27.3% higher sales the company experienced in 1998 and the acquisition of USTC. The working capital deficit was $7.2 million compared with 1997's deficit of $25.3 million, and a positive $17.6 million in 1996.



Management believes that available cash, existing credit facilities,

cash generated from operations, and access to public debt and equity markets will be adequate to fund Manitowoc's capital requirements for the foreseeable future.





Acquisitions

------------



Acquisitions are expected to contribute approximately 50% of Manitowoc's sales growth between 1998 and 2002. The company acquired three businesses over the past three years -- and one in January of 1999 --

and continues to seek new acquisition candidates in each of its business segments.



On November 3, 1998, Manitowoc purchased Powerscreen USC Inc. (doing business as USTC, Inc.). USTC builds three proprietary product lines:

boom-truck cranes, rough-terrain forklifts, and material-handling equipment. It had $33 million in sales for its fiscal year ended March

31, 1998. Together with Manitex, the resulting operations are expected to become the number two competitor in the $300 million market.

Manitowoc funded the $53.9 million purchase price with funds available from existing credit facilities.



On September 9, 1998, Manitowoc acquired a 50% ownership interest in

Fabbrica Apparecchiatture per Produzione di Ghiaccia S.r.L. (F.A.G.),

and an option to purchase an additional 30% ownership over the next five years. This Milan, Italy-based company produces Icetronic and Compact brand ice makers and private label machines, with capacities between 22-

132 pounds per day. It had $4.0 million (U.S.) in revenues for 1997. The acquisition gives Manitowoc a manufacturing base in Europe and broadens its product offering to include smaller models, which are more appropriate for European and developing markets. The $2.5 million purchase price was funded through existing credit facilities.



On October 31, 1997, Manitowoc acquired SerVend International, Inc., a leading manufacturer of ice/beverage dispensers and dispensing valves for the soft-drink industry, with nearly $50 million in 1996 sales. The acquisition helped Manitowoc enter this foodservice market niche. The

$72.9 million purchase price was funded through existing credit facilities.


In addition, on January 8, 1999, the company completed its acquisition of Purchasing Support Group (PSG).  PSG is a systems integrator, with nationwide distribution of backroom equipment and support system components. It serves the beverage needs of restaurants, convenience stores and other outlets. PSG had over $30 million in sales for 1998 and operates in the Northeast and Atlantic Coast regions, as well as in portions of Arizona, California, Florida, Georgia and Nevada. This

acquisition is expected to improve the distribution of Manitowoc's beverage dispensing equipment and open new markets. Manitowoc purchased

PSG for a total of $38.0 million in cash, with financing provided through its existing credit facilities.





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


Recent estimates indicate that the total costs to clean up the site are approximately $30 million. Although liability is joint and several, the company's share of liability is estimated to be 11% of the total cleanup costs. To date, Manitowoc expensed a total of $3.3 million in connection with this matter.





Quantitative and Qualitative Disclosure About Market Risk

------------------------------------------------



The company is exposed to market risks from changes in interest rates,

commodities and, to a lesser extent, foreign exchange.  To reduce such risks, the company selectively uses financial instruments and other proactive management techniques.  All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which prohibit the use of financial instruments for trading purposes.



Discussions of the company's accounting policies and further disclosure relating to financial instruments is included in Notes 1 and 6 of notes to consolidated financial statements.



Interest Rate Risk - The company uses interest rate swaps to modify the company's exposure to interest rate movements by minimizing the effect of potential interest rate increases on floating rate debt in a rising interest rate environment.  Under these agreements, the company contracts with a counter-party to exchange the difference between a fixed rate and a floating rate applied to the notional amount of the swap.  The company's existing swap contracts range between two and four years in remaining duration at December 31, 1998.  The interest payments or receipts from interest rate swaps are recognized in net income as adjustments to interest expense on a current basis.  The company enters into swap agreements only with those financial institutions with high credit ratings which, in the opinion of management, limits the company's exposure to credit loss.  At December 31, 1998, the company had outstanding two interest rate swap agreements with financial institutions having a total notional principal amount of $22.6 million.

The effect of these agreements on the company's interest rates during

1998 was not significant.  The fair value of these interest rate swap agreements was a negative $.6 million at December 31, 1998.  The interests rates under the swap agreements were 5.78% and 6.29% at

December 31, 1998 and the weighted average interest rate for the floating rate debt was 6.28% at December 31, 1998.



Commodity Prices - The company is exposed to the fluctuation in market prices for such commodities as steel, copper, aluminum and zinc.  Each one of the company's business segments is subject to commodity price risk as the prices for raw materials change with movements in underlying commodity prices.  Therefore, the company has established various programs to manage the negotiations of commodity prices.  Some of these programs are centralized within business segments and other programs are specific to each business unit.  In general, the company enters into contracts with its vendors to lock in commodity prices at various times and for various periods in order to limit near-term exposure to fluctuations in raw material prices.





Currency Risk - The company has limited exposure to foreign currency exchange fluctuations in certain of its European operations.  Due to the relative stability of the European currencies exchanged and the immaterial amount of transactions processed, the company does not utilize foreign currency hedges to manage this limited foreign currency exchange rate exposure.







New Accounting Standards

------------------------



In June 1998, the Financial Accounting Standards Board issued Financial

Accounting Standard No. 133, "Accounting for Derivative Instruments and

Hedging Activities". This new standard will be effective for the company's first quarter in the year 2000. It requires companies to record all derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Any fair value changes will be recorded in net income or comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if it is,

the type of hedge transaction.  The adoption of this statement is not anticipated to have a significant impact on the company's earnings or financial position.



Year 2000 Compliance

--------------------



The Year 2000 (or Y2K) issue is the result of computer systems and software products that are coded to accept two digits rather than four in their date code fields to define a year. A company's computer equipment and software devices with embedded technology that are time-

sensitive may recognize a date using "00" as the year 1900 rather than

2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in other normal business activities.



The company has undertaken various initiatives intended to ensure its computer equipment and software will function properly with respect to

Y2K and beyond. For this purpose, the term "computer equipment and software" includes systems commonly thought of as Information Technology

(IT) systems -- including accounting, data processing and telephone systems -- as well as those that are not commonly thought of as IT systems -- such as manufacturing equipment, company products, alarm systems, fax machines or other miscellaneous systems. Both IT and non-IT systems may contain embedded technology, which complicates Y2K identification, assessment, remediation and testing efforts.



Based on its identification and assessment efforts to date, the company is in the process of converting, modifying and upgrading its computer equipment and software to be Y2K compliant, as necessary. In addition,

in the ordinary course of replacing computer equipment and software, the company attempts to get replacements that are Y2K compliant. Using both internal and external resources to identify and assess needed Y2K remediation, the company currently anticipates that its Y2K

identification, assessment, remediation and testing efforts, which began in 1996, will be completed by October, 1999 and contingency plans will be developed, as necessary, to address unforeseen circumstances prior to the end of calendar year 1999. The company believes these efforts will be completed prior to any currently anticipated impact on its computer equipment and software. It also does not anticipate any significant disruption to its normal business operations to achieve this goal. The company estimates that as of December 31, 1998, it had completed about

80% of the initiatives it believes will be necessary to fully address potential Y2K issues.



The company also has made inquiries and gathered information on the Y2K compliance of its significant vendors, suppliers, dealers and distributors (excluding 1998 acquisitions).  This was done in an attempt to determine the extent to which interfaces with these companies are vulnerable to Y2K issues, and whether the products and services purchased from or by these companies are Y2K compliant. As of December

31, 1998, the company received responses from approximately 70% of these third parties, and 96% of those that responded have provided written assurances that they expect to address their Y2K issues on a timely basis. A follow-up mailing to significant vendors, suppliers, dealers and distributors that did not initially respond, or whose responses were deemed unsatisfactory by the company, will be completed in the first quarter of 1999. Although the company cannot assure Y2K compliance by its key suppliers, dealers and distributors, no major part or critical operation of any company segment relies on a single source for raw materials, supplies or services, and the company has multiple distribution channels for most of its products. Should the company discover that a vendor, supplier or distributor will not be Y2K compliant, the company believes it will be able to find cost-

competitive, alternative sources for these raw materials, supplies or services and continue its production and distribution.


During 1998, the company engaged an independent expert to evaluate its

Y2K identification, assessment, remediation and testing efforts. As a result of this review, no significant changes to the company's existing

Y2K conversion plan were necessary.



Beginning in the second half of 1997, through December 31, 1998, the company has spent about $4.0 million to upgrade its systems, including

Y2K issues. About $1.5 million was spent in 1998. Estimated costs for scheduled system upgrades in 1999, including addressing Y2K concerns,

will approximate $0.5 million. These expenditures will be funded using cash flows from operations.



The costs of the company's Y2K conversion efforts and the dates by which it believes these efforts will be completed are based on management's best estimates. These were developed using many assumptions regarding future events, including continued availability of certain resources,

third-party remediation plans, and other factors. There can be no assurance that these estimates will prove to be accurate, and actual results could differ materially from those currently anticipated.



The company believes that the Y2K issue will not pose significant operational problems for it. However, if all Y2K issues are not properly identified, or assessment, remediation and testing are not completed for

Y2K problems that are identified, there can be no assurance that the Y2K issue will not have a material adverse affect on the company's relationships with customers, vendors, distributors and others. In addition, there can be no assurance that the Y2K issues of other entities will not have a material adverse impact on the company's systems or results of operations.





                                        Eleven-Year Financial Summary & Business Segment Information

                                      ----------------------------------------------------------------



                                          (Thousands of dollars, except shares and per share data)





                                                                                              Transition        FISCAL YEARS

                                  Calendar         Calendar      Calendar       Calendar       Period

                                    1998             1997          1996           1995          1994 (1)      1994           1993

-----------------------------------------------------------------------------------------------------------------------------------


NET SALES

  Foodservice                      $319,457      $247,057      $242,317        $113,814      $ 44,996       $ 93,171       $ 81,424

  Cranes & related products         329,953       259,645       210,564         169,866        70,958        156,253        178,630

  Marine                             45,412        39,162        47,584          29,469         7,952         25,956         18,504

-----------------------------------------------------------------------------------------------------------------------------------

     Total                         $694,822      $545,864      $500,465        $313,149       $123,906      $275,380       $278,558

-----------------------------------------------------------------------------------------------------------------------------------

Gross margin                       $195,621      $152,600      $134,641        $ 75,470       $ 31,302      $ 67,924       $ 55,785

-----------------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS

  Foodservice                      $ 52,950     $ 36,746       $ 33,989        $ 22,729       $  9,426      $ 21,637      $ 18,311

  Cranes & related products          48,116       34,878         22,582           3,179            870         2,275        (1,961)

  Marine                              6,978        5,648          6,197           4,024           (799)        2,447           593

  General corporate                 (10,543)      (8,903)        (7,678)         (6,530)        (3,981)       (5,274)       (5,296)

  Amortization                       (4,881)      (3,394)        (3,000)           (250)            --            --            --

  Plant relocation costs                 --           --         (1,200)             --        (14,000)           --        (3,300)

-----------------------------------------------------------------------------------------------------------------------------------

     Total                            92,620       64,975         50,890          23,152         (8,484)       21,085         8,347

-----------------------------------------------------------------------------------------------------------------------------------

Other income (expense) - net         (11,208)      (7,158)       (8,384)            (32)            169         1,494           582

-----------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before

  taxes on income                     81,412       57,817        42,506          23,120         (8,315)        22,579        8,929

Accounting changes                       --          --             --              --             --             --       (10,214)

Provision (benefit) for
  taxes on income                     30,032       21,394         16,863          8,551         (3,243)         8,536        2,612

-----------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                $ 51,380       $36,423       $ 25,643       $ 14,569       $ (5,072)      $ 14,043      $(3,897)

-----------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

  Cash from operations              $ 56,814      $43,587       $ 64,514       $ 16,367       $   (330)      $ 36,995       $62,700

-----------------------------------------------------------------------------------------------------------------------------------

  Invested capital

 (monthly averages):

   Foodservice (2)                  $227,863     $171,647      $ 68,556        $ 32,696       $ 21,979       $ 25,662       $26,503

   Cranes & related products          96,031       67,596        73,246          85,082         81,800         86,288       112,120

   Marine                              4,534        6,019         7,335           9,579         11,201         13,953        17,497

   General corporate (2)              11,476       11,512        94,166          12,409          4,818          4,052         2,581

-----------------------------------------------------------------------------------------------------------------------------------

     Total                           $339,904     $256,774      $243,303        $139,766       $119,798      $129,955      $158,701

-----------------------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS

  Foodservice (2)                    $254,506     $249,384      $ 90,937        $ 90,126       $ 27,828       $ 31,460      $29,526

  Cranes & related products           178,470      100,591        88,174         109,118         88,068         93,823      105,750

  Marine                                7,023        6,426        10,648          11,369         13,233         16,726       16,720

  General corporate (2)                41,015       39,967       127,951         114,302         30,336         43,839       56,015

-----------------------------------------------------------------------------------------------------------------------------------

     Total                           $481,014     $396,368      $317,710        $324,915       $159,465       $185,848     $208,011

-----------------------------------------------------------------------------------------------------------------------------------

LONG-TERM OBLIGATIONS

  Long-term debt                     $ 79,834    $ 66,359       $ 76,501        $101,180      $     --       $     --       $   --

-----------------------------------------------------------------------------------------------------------------------------------

DEPRECIATION

  Foodservice                        $  4,906    $  3,613       $  3,377        $  1,606       $    703       $  1,320      $ 1,187

  Cranes & related products             4,085       4,044          4,260           4,162          2,288          4,211        3,875

  Marine                                  333         256            600             608            316            681          756

  General corporate                       405         405             81              80             46             61           44

-----------------------------------------------------------------------------------------------------------------------------------

     Total                          $   9,729    $  8,318       $  8,318        $  6,456       $  3,353       $  6,273      $ 5,862

-----------------------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

  Foodservice                       $   7,415    $  6,847       $  5,110        $  4,568       $  3,011       $  2,300     $ 2,152

  Cranes & related products (3)         2,945       4,952          2,816          14,252            528          3,120       8,648

  Marine                                1,174         233            343             383            109           (492)       (463)

  General corporate (3)                   144           8            127               6             82            414         (39)

-----------------------------------------------------------------------------------------------------------------------------------

     Total                          $  11,678    $ 12,040       $  8,396        $ 19,209       $  3,730       $  5,342      $10,298

-----------------------------------------------------------------------------------------------------------------------------------

PER SHARE  (4)

  Basic                               $  2.97      $  2.11      $   1.49        $    .84       $   (.29)      $    .71       $(.18)

  Diluted                                2.95         2.09          1.48             .84           (.29)           .71        (.18)

  Dividends                               .45          .45           .45             .45            .22            .45         .45

  Stockholders' equity                   9.97         7.45          5.81            4.73           4.35           5.16        5.81

-----------------------------------------------------------------------------------------------------------------------------------

AVERAGE SHARES OUTTANDING:
  Basic                            17,288,237     17,267,121     17,267,035      17,267,561    17,426,748   19,657,337   21,958,622

  Diluted                          17,416,711     17,397,686     17,329,232      17,271,179    17,426,748   19,657,337   21,958,622

-----------------------------------------------------------------------------------------------------------------------------------





                                                                             FISCAL YEARS

                                 ---------------------------------------------------------------------------------

                                    1992              1991              1990              1989              1988

------------------------------------------------------------------------------------------------------------------


NET SALES

  Foodservice                     $ 74,175          $ 73,944          $ 74,612          $ 74,431          $ 72,986

  Cranes & related products        155,743           147,554           117,464           102,430            81,593

  Marine                            16,471            14,689            33,752            23,735            17,710

-------------------------------------------------------------------------------------------------------------------

     Total                        $246,389          $236,187          $225,828          $200,596          $172,289

--------------------------------------------------------------------------------------------------------------------

Gross margin                      $ 54,443          $ 58,062          $ 54,366          $ 50,860          $ 37,033

--------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS

  Foodservice                     $ 17,585          $ 17,364          $ 19,387            $18,468          $ 17,203

  Cranes & related products           (850)            7,602             5,490              3,454            (1,974)

  Marine                               278             (973)             6,497              3,416           (15,921)

  General corporate                 (6,545)          (5,734)           (6,094)             (5,623)           (4,744)

  Amortization                          --               --                --                 --                --

  Plant relocation costs                --               --                --                 --                --

--------------------------------------------------------------------------------------------------------------------

      Total                         10,468           18,259            25,280              19,715           (5,436)

--------------------------------------------------------------------------------------------------------------------

Other income (expense) - net         1,104            2,233             5,077               4,527             4,187

--------------------------------------------------------------------------------------------------------------------

Earnings (loss) before taxes

  on income                          11,572           20,492           30,357               24,242           (1,249)

Accounting changes                      --               --                --                  --               --

Provision (benefit) for taxes

  on income                           3,315            5,060            9,327                7,344           (1,341)

-------------------------------------------------------------------------------------------------------------------

Net earnings (loss)               $  8,257         $ 15,432          $ 21,030             $ 16,898         $     92

---------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

Cash from operations              $ 28,250         $  6,472          $ 14,210            $ (5,278)         $  3,658

---------------------------------------------------------------------------------------------------------------------

Invested capital

(monthly averages):

Foodservice (2)                   $ 23,555         $ 25,099          $ 19,018            $ 22,859          $ 21,940

Cranes & related products          137,839          133,777           118,097              99,147            76,335

Marine                              16,879           14,621            16,206              28,600            18,894

General corporate (2)                2,025            3,051             6,314               7,656            14,151

--------------------------------------------------------------------------------------------------------------------

      Total                       $180,298         $176,548          $159,635            $158,262          $131,320

--------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS

  Foodservice (2)                  $ 25,608        $ 28,019           $ 24,168           $ 26,074          $ 27,449

  Cranes & related products         138,416         136,995            115,804             96,623            75,217

  Marine                             19,253          18,009             22,683             32,451            24,049

  General corporate (2)              41,829          35,983             50,143             61,966            82,374

-------------------------------------------------------------------------------------------------------------------

      Total                       $225,106         $219,006           $212,798          $217,114          $209,089

-------------------------------------------------------------------------------------------------------------------

LONG-TERM OBLIGATION

  Long-term debt                        --               --                 --                --                --

------------------------------------------------------------------------------------------------------------------

DEPRECIATION

  Foodservice                      $  1,090         $    812          $    657          $    771          $    785

  Cranes & related products           4,053            3,691             2,895             2,953             3,000

  Marine                                785              792               748               465             2,362

  General corporate                     196              234               431               380               327

------------------------------------------------------------------------------------------------------------------

      Total                        $  6,124        $  5,529          $  4,731           $  4,569          $  6,474

------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

  Foodservice                      $  1,099         $  2,797         $    748           $   (169)         $    229

  Cranes & related products (3)       4,047            6,347            3,130              2,225             2,264

  Marine                                500              113              197                108                 1

  General corporate (3)                (508)          (2,955)              70                586               317

------------------------------------------------------------------------------------------------------------------

      Total                        $  5,138         $  6,302         $  4,145           $  2,750          $  2,811

-------------------------------------------------------------------------------------------------------------------

PER SHARE  (4)

  Basic                            $    .36          $   .66         $    .91           $    .73           $    .00

  Diluted                               .36              .66              .91                .73                .00

  Dividends                             .45              .45              .89                .35                .35

  Stockholders' equity                 7.13             7.20             6.96               6.95               6.61

--------------------------------------------------------------------------------------------------------------------

AVERAGE SHARES OUTSTANDING:

  Basic                          23,221,907       23,222,237       23,222,811        23,253,899         23,917,734

  Diluted                        23,221,907       23,222,237       23,222,811        23,253,899         23,917,734

--------------------------------------------------------------------------------------------------------------------


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

1996.  See Note 9 of notes to the consolidated financial statements.







                                                    CONSOLIDATED STATEMENTS OF EARNINGS

                                               (Thousands of dollars, except per share data)




                                                      For The Years Ended December 31

                                       ------------------------------------------------------------------



                                          1998                    1997                    1996

                                      -----------              ---------                -------
EARNINGS

  Net Sales                             $694,822                $545,864                $500,465

                                       ---------               ---------               ---------

  Costs and expenses:

     Cost of sales                       499,201                 393,264                 365,824

     Engineering, selling, and

      administrative expenses             98,120                  84,231                  79,551

     Amortization                          4,881                   3,394                   3,000

     Plant relocation costs                   --                      --                   1,200

                                       ---------               ---------               ---------

      Total costs and expenses           602,202                 480,889                 449,575

                                       ---------                --------               ---------

  Earnings from operations                92,620                  64,975                  50,890

  Interest expense                        (9,741)                 (6,230)                 (9,097)

  Interest and dividend income               117                     190                     394

  Other income (expense)                  (1,584)                 (1,118)                    319

                                       ---------               ---------               ---------

  Earnings before taxes

     on income                            81,412                  57,817                  42,506

  Provision for

      taxes on income                     30,032                  21,394                  16,863

                                       ---------               ---------               ---------

  Net earnings                          $ 51,380                $ 36,423                $ 25,643

                                       ---------               ---------               ---------



PER SHARE DATA

  Basic                                 $   2.97                $   2.11                $   1.49

  Diluted                               $   2.95                $   2.09                $   1.48



The accompanying notes to consolidated financial statements are an integral part of these financial statements.





                                                        CONSOLIDATED BALANCE SHEETS

                                                 (Thousands of dollars, except shares data)



                                                                                      As of December 31

                                                                             ------------------------------------

                                                                              1998                          1997

                                                                              ----                          ----

ASSETS


  CURRENT ASSETS

     Cash and cash equivalents                                             $  10,582                      $ 11,888

     Marketable securities                                                     1,834                         1,741

     Accounts receivable, less

      allowances of $1,656 and $1,882                                         69,504                        59,237

     Inventories                                                              81,978                        54,701

     Prepaid expenses and other                                                5,297                         2,662

     Future income tax benefits                                               21,682                        15,287

                                                                           ---------                      --------

      Total current assets                                                   190,877                       145,516

                                                                           ---------                      --------

  Intangible assets - net                                                    184,926                       146,983

  Property, plant and equipment - net                                         93,583                        91,191

  Other assets                                                                11,628                        12,678

                                                                           ---------                      --------

      Total assets                                                          $481,014                      $396,368

                                                                           ---------                      --------

LIABILITIES AND STOCKHOLDERS' EQUITY



  CURRENT LIABILITIES

     Accounts payable and accrued expenses                                  $123,534                      $ 96,540

     Current portion of long-term debt                                        10,968                        15,400

     Short-term borrowings                                                    48,500                        49,100

     Product warranties                                                       15,110                         9,772

                                                                           ---------                      --------

      Total current liabilities                                              198,112                       170,812

                                                                           ---------                      --------

  NON-CURRENT LIABILITIES

     Long-term debt, less current portion                                     79,834                        66,359

     Postretirement health benefits obligation                                19,705                        19,699

     Other liabilities                                                        10,811                        10,880

                                                                           ---------                      --------

      Total non-current liabilities                                          110,350                        96,938

                                                                           ---------                      --------



  STOCKHOLDERS' EQUITY

     Common stock (24,497,655 shares

      issued in 1998 and 1997)                                                   245                           245

     Additional paid-in capital                                               31,029                        30,980

     Accumulated other comprehensive income                                     (212)                         (192)

     Retained earnings                                                       222,687                       179,088

     Treasury stock, at cost                                                 (81,197)                      (81,503)

                                                                           ---------                      --------

     Total stockholders' equity                                              172,552                       128,618

                                                                           ---------                      --------

      Total liabilities and stockholders' equity                            $481,014                      $396,368

                                                                           ---------                      --------



The accompanying notes to consolidated financial statements are an integral part of these financial statements.







                                                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           (Thousands of dollars)



                                                                For The Years Ended December 31

                                                                 --------------------------------



                                                         1998                 1997                 1996

CASH FLOWS FROM OPERATIONS                             -------              -------              -------
  Net earnings                                         $ 51,380             $ 36,423             $ 25,643

  Adjustments to reconcile

   net cash from operations:

     Depreciation                                         9,729                8,318                8,318

     Amortization of goodwill                             4,881                3,394                3,000

     Amortization of deferred financing fees                420                  300                  300

     Deferred income taxes                               (5,748)              (3,172)              (4,383)

     Plant relocation costs                                  --                   --                1,200

     Loss on sale of property,

      plant, and equipment                                  928                  218                  259

  Changes in operating assets and

   liabilities excluding effects

   of business acquisitions:

     Accounts receivable                                 (6,120)               2,532               (2,865)

     Inventories                                        (18,662)              (6,006)               8,950

     Other current assets                                (2,535)              (1,264)                 909

     Non-current assets                                     483                  842                  324

     Current liabilities                                 24,064                2,492               23,432

     Non-current liabilities                             (2,006)                (490)                (573)

                                                      ---------            ---------            ---------

  Net cash provided by

     operations                                          56,814               43,587               64,514

                                                      ---------            ---------            ---------

CASH FLOWS FROM INVESTING

  Business acquisitions -

   net of cash acquired                                 (48,175)             (66,979)                (300)

  Capital expenditures                                  (11,678)             (12,040)              (8,396)

  Proceeds from sale of property,

   plant, and equipment                                   1,329                3,533                1,443

  Purchase of marketable securities - net                   (94)                 (84)                 (99)



                                                      ---------            ---------            ---------

  Net cash used for investing                           (58,618)             (75,570)              (7,352)

                                                      ---------            ---------            ---------

CASH FLOWS FROM FINANCING

  Dividends paid                                         (7,781)              (7,722)              (7,674)

  Proceeds from long-term debt                           75,000                   --               15,000

  Payments on long-term debt                            (65,957)             (11,606)             (38,704)

  Proceeds (payments) from short-term

   borrowings - net                                        (600)              49,100              (26,807)

  Debt acquisition costs                                   (521)                (290)                  --



  Exercise of stock options                                 355                   38                   --

                                                      ---------            ---------            ---------

  Net cash provided by

   (used for) financing                                     496               29,520              (58,185)

                                                      ---------            ---------            ---------

  Effect of exchange rate

   changes on cash                                            2                  (13)                 310

                                                      ---------            ---------            ---------

  Net change in cash and

   cash equivalents                                      (1,306)              (2,476)                (713)

                                                      ---------            ---------            ---------

  Balance at beginning of year                           11,888               14,364               15,077

                                                      ---------            ---------            ---------

  Balance at end of year                              $  10,582             $ 11,888             $ 14,364

                                                      ---------            ---------            ---------

SUPPLEMENTAL CASH FLOW INFORMATION

  Interest paid                                       $   8,490             $  6,927             $  8,215

                                                      ---------            ---------            ---------

  Income taxes paid                                   $  37,108             $ 21,449             $ 19,319

                                                      ---------            ---------            ---------




The accompanying notes to consolidated financial statements are an integral part of these financial statements.







                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                          (Thousands of dollars, except shares and per share data)





                                                                     For The Years Ended December 31

                                                -----------------------------------------------------------------



                                                        1998                    1997                    1996

                                                      --------               ---------                --------
COMMON STOCK - SHARES OUTSTANDING

  Balance at beginning of year                       17,269,175              11,511,357               7,674,468

  Three-for-two stock split                                  --               5,755,679               3,836,889

  Stock options exercised                                39,694                   3,296                      --

  Stock swaps for stock option exercises                 (4,291)                 (1,157)                     --

                                                      ---------                --------                --------

  Balance at end of year                             17,304,578              17,269,175              11,511,357

                                                      ---------                --------                --------

COMMON STOCK - PAR VALUE

  Balance at beginning of year                       $      245              $      163                $    109

  Three-for-two stock split                                  --                      82                      54

                                                      ---------                --------                --------

  Balance at end of year                             $      245              $      245                $    163

                                                      ---------                --------                --------

ADDITIONAL PAID-IN CAPITAL

  Balance at beginning of year                       $   30,980              $   31,061                $ 31,115

  Three-for-two stock split                                  --                     (82)                    (54)

  Stock options exercised                                    49                       1                      --

                                                      ---------                --------                --------

  Balance at end of year                             $   31,029              $   30,980                $ 31,061

                                                      ---------                --------                --------

ACCUMULATED OTHER COMPREHENSIVE INCOME

  Balance at beginning of year                       $     (192)             $      220                $   (479)

  Other comprehensive income                                (20)                   (412)                    699

                                                      ---------                --------                --------

  Balance at end of year                             $     (212)             $     (192)               $    220

                                                      ---------                --------                --------

RETAINED EARNINGS

  Balance at beginning of year                       $  179,088               $ 150,387                $132,418

  Net earnings                                           51,380                  36,423                  25,643

  Cash dividends  *                                      (7,781)                 (7,722)                 (7,674)

                                                      ---------                --------                --------

  Balance at end of year                              $ 222,687               $ 179,088                $150,387

                                                      ---------                --------                --------

TREASURY STOCK

  Balance at beginning of year                        $ (81,503)              $ (81,502)               $(81,502)

  Stock options exercised                                   448                      37                      --

  Stock swaps for stock option exercise                    (142)                    (38)                     --

                                                      ---------                --------                --------

  Balance at end of year                              $ (81,197)              $ (81,503)               $(81,502)

                                                      ---------                --------                --------

COMPREHENSIVE INCOME

  Net earnings                                         $ 51,380                $ 36,423                $ 25,643

  Other comprehensive income:

   Foreign currency translation adjustment                  (20)                   (412)                    699

                                                      ---------                --------                --------

Comprehensive income                                   $ 51,360                $ 36,011                $ 26,342

                                                      ---------                --------                --------




*    Cash dividends per share after giving effect to the three-for-two stock splits in 1997 and 1996, were $.45 per share in all years.



The accompanying notes to the consolidated financial statements are an integral part of these financial statements.








NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(Thousands of dollars, except per share data)




1.

--------------------------------------------

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES




BASIS OF PRESENTATION

---------------------

The financial statements of The Manitowoc Company, Inc. (the "company")

have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years presented.  They also affect the disclosures of contingencies.  Actual results could differ from those estimates.







PRINCIPLES OF CONSOLIDATION

---------------------------



The consolidated financial statements include the accounts of the company and its wholly and partially owned domestic and non-U.S.

subsidiaries.  Significant intercompany balances and transactions have been eliminated.





COMPREHENSIVE INCOME

--------------------



The company adopted Statement of Financial Accounting Standard (SFAS)

No. 130, "Reporting Comprehensive Income," in 1998.  SFAS No. 130

establishes standards for reporting and display of comprehensive income as defined, and its components within the financial statements, which includes, in addition to net income, other items that are reported as direct adjustments to stockholders' equity.  Presently, the company's foreign currency translation item is the only item which requires inclusion in this statement.  The company has reclassified the financial statements of prior years for the adoption of this statement.







INVENTORIES

-----------



Inventories are stated at the lower of cost or market as described in

Note 4.  Advance payments from customers are netted against inventories to the extent of related accumulated costs.  Advance payments netted against inventories at December 31, 1998 and 1997 were $1,242 and

$1,574, respectively.  Advance payments received in excess of related costs on uncompleted contracts are classified as accrued expenses.





REVENUE RECOGNITION

-------------------



Revenues and expenses in all business segments are generally recognized upon shipment or completion of service provided.  However, revenues and costs on contracts for long-term projects are recognized according to the percentage-of-completion method, commencing when work has progressed to a state where estimates are reasonably accurate.  These estimates are reviewed and revised periodically throughout the lives of the contracts,

and adjustments to income resulting from such revisions are recorded in the accounting period in which the revisions are made.  Estimated losses on such contracts are recognized in full when they are identified.




FOREIGN CURRENCY TRANSLATION

----------------------------



The financial statements of the company's non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the weighted average exchange rate for the year for statement of earnings items.  Resulting translation adjustments are recorded directly to a separate component of stockholders' equity referred to as other comprehensive income.



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



                                                       Years

                                                       -----



      Buildings and improvements                          40

      Drydocks and dock fronts                         15-27

      Machinery, equipment and tooling                  4-15

      Computer hardware and software                       5

      Vehicles                                           4-5





INTANGIBLE ASSETS

-----------------



Intangible assets consist primarily of costs in excess of net assets of businesses acquired (see Note 11).  Intangible assets are amortized using the straight-line method over their estimated beneficial lives,

not to exceed 40 years.  Subsequent to an acquisition, the company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable.  When factors indicate that intangibles should be evaluated for possible impairment, the company uses an estimate of the related business' discounted net cash flows over the remaining life of the intangibles in measuring whether the intangibles are recoverable.  Intangible assets at December 31, 1998 and

1997 of $184,926 and $146,983, respectively, are net of accumulated amortization of $12,545 and $7,244, respectively.





FAIR VALUE OF FINANCIAL INSTRUMENTS

-----------------------------------



The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the immediate short-

term maturity of these financial instruments.  The carrying amount reported for long-term debt approximates fair value since either the underlying instrument bears interest at a variable rate that reprices frequently or the interest rate approximates the market rate at December

31, 1998.



The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from financial institutions (see

Note 6).







DERIVATIVE FINANCIAL INSTRUMENTS

---------------------------------



Derivative financial instruments are used by the company to manage risks associated with interest rate market volatility.  Interest rate swap agreements are used to modify the company's exposure to interest rate movements and reduce borrowing costs.  For interest rate swap agreements, net interest payments or receipts are recorded as adjustments to interest expense on a current basis.  In June 1998, the

Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."  This statement is effective for the company's 2000 financial statements.  It requires all derivative instruments to be recorded on the balance sheet as assets or liabilities, at their fair value.  Changes in the fair value of derivatives are recorded each period in current earnings or

comprehensive income, depending on whether the derivative is designated as a part of a hedge transaction and if it is, the type of hedge transaction.  The adoption of this statement is not anticipated to have a significant impact on the company's earnings or financial position.









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





RESEARCH AND DEVELOPMENT

------------------------


Research and development costs are charged to expense as incurred and amount to $4,704 in 1998, $4,412 in 1997, and $3,502 in 1996.



WARRANTIES

----------



Estimated warranty costs are provided at the time of sale of the warranted products, based on historical warranty experience for the related product.





EARNINGS PER SHARE

--------------------



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









RECLASSIFICATIONS

-----------------



Certain reclassifications have been made to the financial statements of prior years to conform to the presentation for 1998.











2.

------------------------------------------

PROPERTY, PLANT AND EQUIPMENT



Property, plant and equipment is summarized at December 31 as follows:







                                                             1998                    1997

                                                             ----                    ----


Land                                                     $   3,207                $   3,133

Buildings                                                   64,230                   63,276

Drydocks and dock fronts                                    21,675                   21,743

Machinery, equipment and tooling                           118,230                  111,919

Construction in progress                                     4,018                    2,760

                                                         ---------                ---------

   Total cost                                              211,360                  202,831

Less accumulated depreciation                             (117,777)                (111,640)

                                                         ---------                ---------

Property, plant and equipment - net                      $  93,583                $  91,191

                                                         ---------                ---------






3.

--------------------------------------------------------------

MARKETABLE SECURITIES



Marketable securities at December 31, 1998 and 1997 included $1.8 million and $1.7 million, respectively, of securities which are available for sale.  The difference between fair market value and cost for these investments was not significant in either year.


4.

---------------------------------------------------------------

INVENTORIES



The components of inventories are summarized at December 31 as follows:





                                                                  1998                    1997

                                                                  ----                    ----


   Components:

      Raw materials                                             $ 32,564                $ 25,881

      Work-in-process                                             27,882                  22,331

      Finished goods                                              42,304                  27,972

                                                                 -------                --------

         Total inventories at FIFO cost                          102,750                  76,184

   Excess of FIFO cost over LIFO value                           (20,772)                (21,483)

                                                                 -------                --------

         Total inventories                                      $ 81,978                $ 54,701

                                                                 -------                --------




Inventories are carried at the lower of cost or market using the first-

in, first-out (FIFO) method for 47% and 60% of total inventory for 1998 and 1997, respectively.  The remainder of the inventories are costed using the last-in, first-out (LIFO) method.


5.

-----------------------------------------------------------

ACCOUNTS PAYABLE AND ACCRUED EXPENSES



Accounts payable and accrued expenses are summarized at December 31 as follows:



                                                                   1998                     1997

                                                                   ----                     ----


Trade accounts payable                                           $ 43,603                $ 34,070

Profit sharing and incentives                                      24,851                  20,630

Income taxes payable                                                4,905                   5,766

Customer progress payments                                          7,209                     207

Accrued product liability                                          10,167                   7,795

Miscellaneous accrued expenses                                     32,799                  28,072

                                                                 --------               ---------

   Total                                                         $123,534                $ 96,540

                                                                 --------               ---------




6.

--------------------------------------------------------------

DEBT



Long-term debt is summarized at December 31 as follows:





                                                         1998               1997

                                                         ----               ----


Term loan payable                                     $  10,479         $  75,390

Notes payable                                            75,000                --

Capital lease obligations                                 5,323             6,369

                                                       --------          --------

                                                         90,802            81,759

Less current portion                                     10,968            15,400

                                                       --------          --------

                                                      $  79,834         $  66,359

                                                       ========          ========




The company entered into a Credit Agreement ("Agreement") on December 1,

1995 with a group of banks to fund the purchase of The Shannon Group,

Inc. (see Note 11).  The Agreement was amended and restated on October

28, 1997 at the time of the SerVend acquisition and amended again on

October 21, 1998.  Currently, the Agreement provides for maximum borrowings of $78 million under a term loan and maximum borrowings of

$125 million under revolving loans.  There were $48.5 million and $49.1 million of borrowings under the revolving loan portion of the Agreement at December 31, 1998 and 1997, respectively.




The Agreement includes covenants the most restrictive of which require the maintenance of various debt and net worth ratios.  Annual commitment fees at the end of 1998 were 0.15% on the unused portion of the available credit.  Borrowings under the Agreement bear interest at a rate equal to the sum of a base rate, or LIBOR rate (London Interbank

Offered Rate), at the option of the company, plus an applicable percentage, as defined.  The base rate is equal to the greater of the

Federal Funds rate in effect on such day plus .5% or the prime rate in effect on such day.  The weighted average interest rate for the term and revolving loans at December 31, 1998 and 1997 was 6.28% and 6.50%,

respectively.  Payments of principal and interest for the term loan are due quarterly through September 30, 1999.  Borrowings under the

Agreement are not collateralized.



On April 2, 1998, the company privately placed, with Prudential

Insurance Company, $50 million in principal amount of Series A Senior

Notes.  On October 31, 1998, the company issued, also with Prudential

Insurance Company, $25 million in principal amount of Senior Shelf Notes

(collectively referred to as the "Notes").  The company used the proceeds from the sale of the Notes to pay down existing borrowings under the term loan and finance its acquisition in 1998.



The Notes are not collateralized and bear interest at the fixed weighted average rate of 6.53%.  The Notes mature in 12 years and require principal payments beginning in the eighth year after issuance.  The agreement between the company and Prudential Insurance Company pursuant to which the Notes were issued (the "Note Agreement") includes covenants the most restrictive of which require the company to maintain certain debt ratios and levels of net worth.  These covenants are no more restrictive than the covenants made by the company in connection with the aforementioned Credit Agreement.



The company has entered into interest rate swap agreements, which expire at various times through October 2002, to reduce the impact of changes

in interest rates on its floating rate debt.   At December 31, 1998, the

company had outstanding two interest rate swap agreements with financial institutions, having a total notional principal amount of $22.6 million.

The effect of these agreements on the company's interest rates during

1998 was not significant.  Interest expense has been adjusted for the net receivable or payable under these agreements.  The fair value of these interest rate swap agreements is a negative $0.6 million at

December 31, 1998.  The company is exposed to credit loss in the event of non-performance by the financial institutions.  However, management does not anticipate such non-performance.



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







1999                  $ 10,968

2000                       691

2001                       747

2002                       246

2003                       250

Thereafter              77,900

                      --------

                      $ 90,802

                      ========







7.

------------------------------------------------------------

INCOME TAXES



Components of earnings before income taxes are as follows:



                                                            1998              1997              1996

                                                            ----            --------         ---------


Earnings before income taxes:

   Domestic                                               $ 81,081          $ 58,706          $ 41,702

   Foreign                                                     331              (889)              804

                                                          --------          --------          --------

   TOTAL                                                  $ 81,412          $ 57,817          $ 42,506

                                                          --------          --------          --------



The provision for taxes on income is as follows:






                                                           1998               1997              1996

                                                         --------           --------         ---------

Current:

   Federal                                                $ 32,251          $ 22,307          $ 17,743

   State                                                     3,424             1,973             3,190

   Foreign                                                     105               286               313

                                                          --------          --------          --------

      Total current                                         35,780            24,566            21,246

                                                          --------          --------          --------

Deferred - federal and state                                (5,748)           (3,172)           (4,383)

                                                          --------          --------          --------

      Total deferred                                        (5,748)           (3,172)           (4,383)

                                                          --------          --------          --------

Provision for taxes on income                             $ 30,032          $ 21,394          $ 16,863

                                                          ========          ========          ========




The Federal statutory income tax rate is reconciled to the company's effective income tax rate as follows:



                                                                        1998              1997               1996

                                                                      --------          --------          ---------


Federal income tax at statutory rate                                     35.0 %            35.0 %            35.0 %

State income taxes, net of federal

   income tax benefit                                                     2.6               2.2               4.8

Non-deductible goodwill amortization                                      1.1               1.4               1.7

Tax-exempt FSC income                                                    (1.1)             (1.9)             (1.3)

Adjustments to prior years' income

   tax accruals                                                          --                (1.1)             (0.9)

Provision for tax on foreign income, net of

   foreign tax credits                                                   --                 1.5               0.2

Elimination of valuation allowance                                       (1.0)             --                --

Other                                                                     0.3              (0.1)              0.2

                                                                     --------          --------           --------

Provision for taxes on income                                            36.9 %            37.0 %            39.7 %

                                                                      ========          ========          ========




The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations.  A summary of the deferred income tax accounts at December

31 is as follows:




                                                                          1998             1997

                                                                        --------         --------


Current deferred tax assets:

   Inventories                                                        $  3,559          $  2,503

   Accounts receivable                                                     793               312

   Product warranty reserves                                             4,567             3,715

   Product liability reserves                                            3,988             3,074

   Environmental reserves                                                  194                59

   Future customer discount reserves                                       742               655

   Other employee-related benefits

      and allowances                                                     4,616             2,985

   Property, plant and equipment                                         1,205               599

   Other                                                                 2,018             1,385

                                                                      --------          --------

Future income tax benefits, current                                   $ 21,682          $ 15,287

                                                                      ========          ========



Non-current deferred tax assets (liabilities):

   Property, plant and equipment                                      $(10,040)         $ (8,337)

   Postretirement benefits

      other than pensions                                                7,694             7,903

   Deferred employee benefits                                            3,034             2,321

   Severance benefits                                                    1,167             1,098

   Product warranty reserves                                             1,057             1,123

   Environmental reserves                                                  458               431

   Net operating loss carryforwards                                      2,186             2,556

   Other                                                                    11                --

   Valuation allowance                                                      --              (881)

                                                                      --------          --------

Net future income tax

   benefits, non-current                                             $   5,567          $  6,214

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



As of December 31, 1998, the company has approximately $16.3 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities.  The company also has acquired federal net operating losses of $4.8 million available to reduce federal taxable income.  These loss carryforwards expire in varying amounts through

2012.  A valuation allowance was recorded at December 31, 1997 to reflect the estimated amount of deferred assets which may not be realized due to the possible limitation on the future use of certain state tax net operating loss carryforwards.  During 1998, the company eliminated the valuation allowance to reflect certain tax strategies designed to utilize these net operating loss carryforwards.





8.

-----------------------------------------

EARNINGS PER SHARE



The following is a reconciliation of the average shares outstanding used to compute basic and diluted earnings per share.  There is no earnings impact from the assumed conversions of the stock options in any of the years.






                                    1998                    1997                  1996

                            --------------------    -------------------   --------------------

                                          Per                     Per                  Per

                                         Share                   Share                Share

                             Shares      Amount      Shares      Amount      Shares   Amount

                             -----       -----       -----       -----       -----    -----


Basic EPS                 17,288,237      $2.97   17,267,121      $2.11   17,267,035    $1.49

                                          =====                   =====                  ====

Effect of Dilutive

   Securities -

    Stock Options            128,474                 130,565                  62,197

                          ----------                --------                --------

Diluted EPS               17,416,711     $ 2.95   17,397,686      $2.09   17,329,232    $1.48

                          ==========      =====   ==========      =====     ========     ====




9.

----------------------------------------------------

STOCKHOLDERS' EQUITY



Authorized capitalization consists of 75 million shares of $.01 par value common stock and 3.5 million shares of $.01 par value preferred stock.  None of the preferred shares have been issued.  Pursuant to a

Rights Agreement dated August 5, 1996, each common share carries with it two-thirds of a Right (as adjusted to reflect the 1997 three-for-two stock split) to purchase additional stock.  The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the common stock by a person or group, or the commencement of a tender offer for 20% or more of the common stock.  In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person, subject to approval by the board of directors, each Right permits the holder to purchase one share of common stock for $100.  The Rights expire on September 18, 2006 and may be redeemed by the company for $.01 per Right (in cash or stock) under certain circumstances.



All references in the financial statements to average number of common shares outstanding and related earnings per share amounts, market prices per share of common stock, and stock option plan data have been restated

to reflect the company's three-for-two stock splits of its common stock on May 19, 1997 and July 2, 1996.





10.

---------------------------------------------------------------

STOCK OPTIONS



The Manitowoc Company, Inc. Stock Plan (the "Plan") provides for the granting of stock options as an incentive to certain key employees.

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

Stock option transactions for the years ended December 31, 1998, 1997 and 1996 are summarized as follows:



                                          1998                                1997                            1996

                               ---------------------------         ----------------------------     ---------------------------

                                                Weighted                               Weighted                      Weighted

                                                Average                                Average                       Average

                                                Exercise                               Exercise                      Exercise

                               Shares            Price             Shares               Price        Shares           Price

                               ------           -------           ---------           --------      -------          --------


Options outstanding,

   beginning of year           405,454               $20.49       215,100              $ 13.45         96,075          $11.67

Options granted                139,600               $45.81       193,650              $ 28.17        119,025          $14.89

Options exercised              (39,694)              $12.50        (3,296)             $ 11.67             --             --

Options forfeited              (98,689)              $28.78            --                  --              --             --

                              --------                            -------                             -------

Options outstanding,
   end of year                 406,671               $27.95       405,454              $ 20.49        215,100          $13.45

                              ========                            =======                             =======



Options exercisable,

   end of year                  36,089                             20,722                                  --

                              ========                            =======                             =======



The outstanding stock options at December 31, 1998 have a range of exercise prices of $11.67 to $45.81 per option.  Options with exercise prices ranging between $11.67 and $14.89 per option have a remaining weighted average contractual life of 7.0 years; of such options, 15,224 options with an exercise price of $11.67 per option are currently exercisable and 20,865 options with an exercise price of $14.89 per option are currently exercisable.  Options with an exercise price of

$28.17 and $48.12 per option have a remaining contractual life of approximately 8.4 years and 9.6 years, respectively; of such options,

none are currently exercisable.  The weighted average fair value at date of grant for options granted during 1998, 1997, and 1996 was $17.65,

$9.44, and $4.69 per option, respectively.  The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:





                                        1998              1997              1996

                                        ----              ----              ----


Expected life (years)                    7                 7                 7

                                       -------           -------           -------

Risk-free interest rate                  5.8 %             6.7 %             6.8 %

                                       -------           -------           -------

Expected volatility                     31.9 %            27.6 %            25.4 %

                                       -------           -------           -------

Expected dividend yield                  1.5 %             2.3 %             2.4 %

                                       -------           -------           -------




The company applies Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in the statements of earnings.  Had compensation cost been determined under an alternative method suggested by SFAS No. 123, "Accounting for Stock-Based

Compensation," net income would have decreased $547, $263 and $82 in

1998, 1997, and 1996, respectively; and diluted earnings per share would have been $2.92, $2.07 and $1.48 in 1998, 1997, and 1996, respectively.







11.

--------------------------------------------------------------

ACQUISITIONS





On November 3, 1998, the company acquired substantially all of the net business assets of U.S. Truck Crane, Inc. ("USTC"), from a subsidiary of

UK-based Powerscreen International PLC.  Located in York, Pennsylvania,

USTC builds three proprietary product lines, including boom trucks,

rough terrain forklifts, and other types of material handling equipment.



The aggregate consideration paid by the company for the net assets of

USTC was $53,927 which includes direct acquisition costs of $337 and assumed liabilities of $8,067.  The purchase price paid for USTC is subject to a post-closing adjustment as set forth in the Purchase and

Sale Agreement.  The company has not recorded any adjustment to the purchase price based upon the post-closing adjustment at December 31,

1998.  The acquisition of USTC was financed through a combination of the company's credit facilities under the Credit Agreement and Note

Agreement (see Note 6).



The acquisition of USTC has been recorded using the purchase method of accounting.  The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed.  The preliminary estimate of the excess of the cost over the fair value of the net assets acquired is $40,636, which includes $38,736 of goodwill and is being amortized over a weighted average life of 38 years.  The results of USTC's operations subsequent to the date of acquisition are included in the Consolidated Statements of Earnings for the year ended December 31, 1998.



The following unaudited information presents, on a pro-forma basis, the

USTC acquisition as if it had occurred at the beginning of the year indicated:





                                  1998                1997

                                  ----                ----


Net sales                     $723,178            $575,332

                              --------            --------

Net earnings                  $ 52,476            $ 36,837

                              --------            --------

Basic earnings per share      $   3.04            $   2.13

                              --------            --------

Diluted earnings per share    $   3.01            $   2.12

                              --------            --------






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



The aggregate consideration paid by the company for the net business assets of SerVend was $72,946 which includes cash acquired of $119,

direct acquisition costs of $1,167 and assumed liabilities of $6,250.



The acquisition has been recorded using the purchase method of accounting.  The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities

assumed.   The excess of the cost over the fair value of the net assets acquired of $57,596 is being amortized over a weighted average life of

36 years.  The results of SerVend's operations subsequent to the date of acquisition are included in the Consolidated Statements of Earnings for the years ended December 31, 1998 and 1997.



The following unaudited information presents on a pro forma basis, the

SerVend acquisition as if it had occurred at the beginning of 1997:



Net sales                      $587,376

                               --------

Net earnings                   $ 35,711

                               --------

Basic earnings per share       $   2.07

                               --------

Diluted earnings per share     $   2.05

                               --------


On January 8, 1999, the company acquired all of the outstanding common stock of Purchasing Support Group ("PSG"), a four-member beverage service organization that was formed in 1997, for $38.0 million in cash.

The four companies which combined to form PSG are the Chandler Wingfield

Co., Inc.; the Chester Paul Company; Funkhouser Associates, Inc.; and

Larry Scott & Associates, Inc.  Individually, each of the companies comprising PSG have been serving soft-drink bottling operations throughout the United States since the 1960's with a variety of equipment and services for beverage dispensing systems.  The acquisition was financed through the company's existing credit facilities.







12.

-----------------------------------------------------

PLANT CONSOLIDATIONS AND ASSETS HELD FOR SALE



During the fourth quarter of 1996, the company's decision to consolidate and close walk-in refrigeration plants located in Iowa and Tennessee resulted in a $1.2 million charge to earnings in the Foodservice segment.  The charge includes a write-down to the estimated net realizable values of the assets being abandoned and takes into consideration future holding costs and costs related to the sale of the properties.  During 1998 and 1997, $127 and $132 was charged against the reserve, respectively.



The company holds assets for sale which include land and improvements,

buildings, and certain machinery and equipment at the "Peninsula facility" located in Manitowoc, Wisconsin.  The current carrying value of these assets, and certain of the assets mentioned above, determined through independent appraisals, is approximately $3.5 million and is included in other assets at December 31, 1998.  The company has reserved for the future holding costs, which are included in accounts payable and accrued expenses, consisting primarily of utilities, security,

maintenance, property taxes and insurance.  The company has also recorded reserves for potential environmental liabilities on the

Peninsula location.  During the years ended December 31, 1998, 1997 and

1996, $(54), $35 and $1,100 was charged against these reserves,

respectively.





13.

-----------------------------------------------------------

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

Department of Natural Resources to settle the potential liability at the

Site and fund the cleanup.



Recent estimates indicate that the total costs to clean up the Site are approximately $30 million.  Although liability is joint and several, the company's percentage share of liability is estimated to be 11% of the total cleanup costs.  Prior to December 31, 1996, the company accrued

$3.3 million in connection with this matter.  Expenses recorded in 1998,

1997 and 1996 were insigificant.  Remediation work at the Site has been completed, with only long-term pumping and treating of ground water and

Site maintenance remaining.  The remaining estimated liability for this matter, included in other current and noncurrent liabilities at December

31, 1998, is $1.1 million.



As of December 31, 1998, 25 product-related lawsuits were pending.  Of these, one occurred between 1985 and 1990 when the company was completely self-insured.  The remaining lawsuits occurred subsequent to

June 1, 1990, at which time the company has insurance coverages ranging from a $5.5 million self-insured retention with a $10.0 million limit on the insurer's contribution in 1990, to the current $1.0 million self-

insured retention for Cranes and Marine cases ($0.1 million for

Foodservice cases) and $50.0 million limit on the insurer's

contribution.



Product liability reserves included in accounts payable and accrued expenses at December 31, 1998 are $10.2 million; $5.2 million reserved specifically for the 25 cases referenced above, and $5.0 million for claims incurred but not reported.  These reserves were estimated using actuarial methods.  The reserve for the one uninsured claim is insignificant.  The highest current reserve for an insured claim is $0.9 million.  Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured and insured claims.  Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and the solvency of insurance carriers.



It is reasonably possible that the estimates for environmental remediation and product liability costs may change in the near future based upon new information which may arise.  Presently, there is no reliable means to estimate the amount of any such potential changes.



The company is also involved in various other legal actions arising in the normal course of business.  After taking into consideration legal counsels' evaluation of such actions, in the opinion of management,

ultimate resolution is not expected to have a material adverse effect on the consolidated financial statements.





14.

------------------------------------------------------

RETIREMENT AND HEALTH CARE PLANS



During 1998, the company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises disclosures about pensions and postretirement plans.  This statement did not change the measurement or recognition of the company's plans, but resulted in additional disclosures.



The company provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees.

Company contributions to the plans are based upon formulas contained in such plans.  The company also has a defined contribution plan in which the company matches 25% of participant contributions up to a maximum of

5% of a participant's compensation.  Total costs incurred under these plans were $12,909, $10,371 and $8,810, in 1998, 1997 and 1996,

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

                                               1998        1997         1996

                                              -----       ------      -------


   Service cost - benefits earned

      during the year                        $  296       $  260      $  260

   Interest cost on accumulated

      postretirement health

      benefit obligation                      1,144        1,088       1,044

   Amortization of actuarial gain              (127)        (197)       (136)

                                             ------       ------      ------

   Net periodic postretirement

      health benefit cost                   $ 1,313       $1,151      $1,168

                                             ------       ------      ------




The following is a reconciliation of the change in the accumulated periodic postretirement health benefit obligation from January 1, 1997 through December 31, 1998 and a reconciliation of the postretirement benefit obligation to the accrued amount at December 31, 1998 and 1997:

                                                         1998         1997

                                                         ----         ----


Benefit obligation, beginning of year                $ 15,712     $ 14,822

Service cost                                              296          260

Interest cost                                           1,144        1,088

Participant contributions                                 818          768

Actuarial loss                                            567          449

Benefits paid                                          (2,115)      (1,675)

                                                      -------      -------

Benefit obligation, end of year                      $ 16,422     $ 15,712

                                                      =======      =======




Status of the plan, unfunded                          $16,422      $15,712

Unrecognized net gain                                   3,283        3,987

                                                      -------      -------

Accrued benefit, end of year                          $19,705      $19,699

                                                      =======      =======




The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 6% in 1998, decreases

1.0% to 5.0% for 1999, and remains at that level thereafter.  Increasing the assumed medical trend rates by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $2,180 at December 31, 1998 and the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $229 for 1998.  Decreasing the assumed medical trend rates by one percentage point in each year would decrease the accumulated postretirement health benefit obligation by $1,789 at December 31, 1998 and the aggregate of the service and interest cost components of net periodic postretirement health benefit costs by $215 for 1998.



The discount rate used in determining the accumulated postretirement health benefit obligation is 7.25% for 1998 and 1997.  The plan is unfunded.



It is reasonably possible that the estimate for future retirement and health care costs may change in the near future based upon changes in the health care environment or changes in interest rates which may arise.  Presently, there is no reliable means to estimate the amount of any such potential changes.





15.

-------------------------------------------------

LEASES



The company leases various property, plant and equipment.  Terms of the leases vary, but generally require the company to pay property taxes,

insurance premiums, and maintenance costs associated with the leased property.  Rental expense attributable to operating leases was $2,848,

$3,390 and $4,474 in 1998, 1997 and 1996, respectively.  Total minimum rental obligations under noncancelable operating leases, as of December

31, 1998, aggregated $20,160 and were payable as follows:





1999               $  3,110               2002            $  1,619

2000               $  2,597               2003            $  1,517

2001               $  2,157               Thereafter      $  9,160







16.

--------------------------------------------------------

BUSINESS SEGMENTS



The company adopted SFAS No. 131, "Disclosures about Segments of an

Enterprise and Related Information," in 1998.  SFAS 131 supercedes SFAS

14, "Financial Reporting for Segments of a Business Enterprise,"

replacing the "industry segment" approach with the "management"

approach.  The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments.  SFAS

131 also requires disclosure about products and services, geographical areas, and major customers.  The segments reported by the company in prior years have not been changed by the adoption of this statement.



The company has three reportable segments:  Foodservice Equipment

("Foodservice"), Cranes and Related Products ("Cranes"), and Marine

Operations ("Marine").



Foodservice products consist primarily of commercial ice cube machines,

dispensers, and related accessories, as well as commercial refrigerators and freezers and beverage dispensers.  Foodservice distributes its products primarily in the United States, Southeast Asia and Europe.

Foodservice products serve the lodging, restaurant, health care, and convenience store markets which are impacted by demographic changes and business cycles.



Cranes products consist primarily of crawler and truck-mounted lattice boom and hydraulic cranes and excavators which serve the construction,

energy, and mining industries.  Cranes distributes its products worldwide, primarily in the U.S., Southeast Asia, Middle East and

Europe.  Cranes operations are tied most closely to energy and infrastructure projects throughout the world.


Marine provides ship-repair services to foreign and domestic vessels operating on the Great Lakes.  Marine serves the Great Lakes maritime market consisting of both U.S. and Canadian fleets, inland waterway operators, and oceangoing vessels that transit the Great Lakes and St.

Lawrence Seaway.



The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain expenses are not allocated to the segments.  These unallocated expenses are corporate overhead, intangible amortization, interest expense and income taxes.  The company evaluates segment performance based upon profit or loss before the aforementioned expenses.



The company is organized primarily on the basis of products and is broken down into 17 business units.  Seven of the business units have been aggregated into the Foodservice segment; seven of the business units have been aggregated into the Cranes  segment; and three of the business units make up the Marine segment.



Information about reportable segments and a reconciliation of total segment sales, profits and assets to the consolidated totals as of

December 31, 1998 and 1997 and for the years ending December 31, 1998,

1997 and 1996 are summarized on page 30.   The following is sales and

long-lived asset information by geographic area as of and for the years ended December 31:






                                           Sales                                Long-Lived Assets

                            ---------------------------------------           ----------------------

                               1998           1997            1996             1998            1997

                            -------        -------         -------          -------            ----


United States              $616,129       $459,704        $432,905         $282,747        $244,789

Other North America          16,881          8,309           9,461               --              --

Europe                       36,917         23,345           9,608            5,548           4,146

Asia                         12,920         27,235          32,564            1,842           1,917

Middle East                   5,610          3,289           5,329               --              --

Central & South America       1,949         14,766           3,541               --              --

Africa                        1,774            663             565               --              --

South Pacific & Caribbean     2,642          8,553           6,492               --              --

                           --------       --------        --------         --------       ---------

                           $694,822       $545,864        $500,465         $290,137        $250,852

                            =======        =======         =======         ========         =======








Foreign revenue is based upon the location of the customer.  Revenue from no single foreign country was material to the consolidated sales of the company.







17.

------------------------------------------

SUBSEQUENT EVENT


On February 17, 1999, the company's board of directors authorized a three-for-two stock split of the company's shares in the form of a 50%

stock dividend payable beginning March 31, 1999 to shareholders of record on March 1, 1999.  The information in these financial statements has not been restated to reflect this split.  If the share data in these financial statements had been adjusted for the split, diluted earnings per share would have been $1.97, $1.39 and $0.99 for 1998, 1997 and

1996.

















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









  /s/  Terry D. Growcock                  /s/  Robert R. Friedl

  --------------------------              ------------------------------

   Terry D. Growcock                       Robert R. Friedl

   President &                             Senior Vice President &

   Chief Executive Officer                 Chief Financial Officer











REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

----------------------------------------



To The Stockholders and Board of Directors of

The Manitowoc Company, Inc. and Subsidiaries





In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of The Manitowoc Company, Inc. and its

Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998,

1997 and 1996, in conformity with generally accepted accounting principles.  These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and  significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide  a reasonable basis for the opinion expressed above.



/s/  PricewaterhouseCoopers LLP

----------------------------------

PRICEWATERHOUSECOOPERS LLP



Milwaukee, Wisconsin

January 26, 1999, except for information in Note 17, for which the date is February 17, 1999







                          SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

      The table below presents unaudited quarterly data for the years ended December 31, 1998 and 1997

                               (Thousands of dollars, except per share data)





                                               1998                                                        1997

                            ---------------------------------------------               ------------------------------------------

                              First      Second      Third       Fourth                First       Second      Third       Fourth

                              ------     ------      ------      ------                ------      ------    ---------   ---------


Net sales                   $154,139    $188,899    $184,023    $167,761              $116,041    $144,985    $133,935    $150,903

Gross margin                  43,472      53,094      53,280      45,775                32,008      41,829      37,354      41,409

Net earnings                   9,337      15,408      15,203      11,432                 6,478      11,929       9,521       8,495

Per share amounts:   *

  Basic earnings per share       .54         .89         .88         .66                   .38         .69         .55        .49

  Diluted earnings per share     .54         .88         .87         .66                   .37         .69         .55        .49

  Dividends per common share     .11         .11         .11         .11                   .11         .11         .11        .11




*    Per share data adjusted to reflect the 1997 three-for-two stock split.






                                                     QUARTERLY COMMON STOCK PRICE RANGE






                             Year Ended                         Year Ended                          Year Ended

                         December 31, 1998                  December 31, 1997                   December 31, 1996

                         ------------------                 ------------------              --------------------------



                   High        Low        Close        High         Low       Close        High         Low        Close

                   ----       ----         ----        ----        ----       -----        ----        ----        -----


1st Quarter       $40.13      $29.13      $38.63      $40.00      $33.50      $36.13      $33.25      $27.75      $31.50

2nd Quarter        46.81       38.10       40.31       47.50       34.50       46.75       38.00       31.75       35.88

3rd Quarter        41.88       24.50       30.13       39.94       31.69       35.69       35.75       23.50       32.13

4th Quarter        44.38       24.69       44.38       38.19       29.50       32.50       43.88       31.50       40.50




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



RETURN ON EQUITY:  Net earnings divided by stockholders' equity; a measurement of the amount earned on the shareholders' investment.



RETURN ON INVESTED CAPITAL:  An EVA measurement of operating profit after-tax divided by invested capital, an indicator of how efficiently the company employs its assets.



STOCK REPURCHASE PLAN:  A systematic approach in which a company repurchases its stock.  The result of this action increases the percent of ownership each remaining shareholder has in the company.



TOTAL RETURN:   Return on an investment that includes any dividends or

interest as well as price appreciation.



STOCKHOLDERS' EQUITY:  A measurement of the amount earned on the shareholders' investment.


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



RINGER:  Manitowoc's patented heavy-lift attachment that dramatically improves the reach, capacity, and lift dynamics of the basic crane which it is mounted to.



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







Independent Public Accountants

------------------------------

PricewaterhouseCoopers LLP

100 East Wisconsin Avenue

Suite 1500

Milwaukee, WI  53202





Stock Transfer Agent and Registrar

--------------------------------

First Chicago Trust Company of New York

P. O. Box 2500

Jersey City, NJ  07303-2500





Annual Meeting

--------------

The annual meeting of Manitowoc shareholders will be held at 9:00 a.m.,

CDT, on Tuesday, May 4, 1999, in the ballroom of the Holiday Inn at 4601

Calumet Avenue, Manitowoc, WI.  We encourage shareholders to participate in this meeting in person or by proxy.





Stock Listing

-------------

Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW.  Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.



Quarterly common stock price information for our three most recent fiscal years can be found on page 44 of this annual report.





Manitowoc Shareholders

----------------------

On December 31, 1998, 17,304,587 shares of Manitowoc common stock were outstanding.  At such date, there were 2,633 shareholders of record.





Form 10-K Report

----------------

Each year, Manitowoc files its Annual Report on Form 10-K with the

Securities and Exchange Commission.  Most of the financial information contained in that report is included in the Annual Report to

Shareholders.



A COPY OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

FOR 1998, MAY BE OBTAINED BY ANY SHAREHOLDERS, WITHOUT CHARGE, UPON

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





Quarterly Earnings

------------------



Manitowoc is planning to announce its quarterly earnings for calendar

1999 according to the following schedule:



      1st Quarter  -  April 13, 1999

      2nd Quarter  -  July 12, 1999

      3rd Quarter  -  October 12, 1999

      4th Quarter  -  January 25, 2000





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



                                           EXHIBIT 13  -  APPENDIX A







                                                   Cross Reference or

Graph                                             Narrative Discussion
 No.    Description
-----  ----------------------                     --------------------



  1    Bar Graph of Gross Margin               Gross Margin ($ Millions)
       for fiscal years 1993-1994
       and for calendar years             -----------------------------------
       1995-1998.
                                                 1993                   56

                                                 1994                   68

                                                 1995                   75

                                                 1996                  135

                                                 1997                  153

                                                 1998                  196




 2     Line Graph of Segment            Segment Operating Margins ($ Millions)
       Operating Margins for
       fiscal years 1993-1994           --------------------------------------
       and calendar years
       1995-1998.                         Foodservice     Cranes     Marine

                                          -----------      -----      -----

                                        1993    18.3         (2.0)       0.6

                                        1994    21.6          2.3        2.4

                                        1995    22.7          3.2        4.0

                                        1996    34.0         22.6        6.2

                                        1997    36.7         34.9        5.6

                                        1998    53.0         48.1        7.0





 3     Bar Graph of Cash Flow           Cash Flow From Operations ($ Millions)
       from Operations for fiscal
       years 1993-1994 and              --------------------------------------
       calendar years 1995-1998.
                                                 1993           62.7

                                                 1994           37.0

                                                 1995           16.4

                                                 1996           64.5

                                                 1997           43.6

                                                 1998           56.8




 4     Bar Graph of Invested Capital           Invested Capital ($ Millions)
       for fiscal years 1993-1994 and
       calendar years 1995-1998.               ------------------------------

                                                   1993        159

                                                   1994        130

                                                   1995        140

                                                   1996        243

                                                   1997        257

                                                   1998        340


                                                   Capital
 5     Bar Graph of Capital                     Expenditures    Depreciation
       Expenditures and Depreciation
       for fiscal years 1993-1994                       ($ Millions)
       and calendar years 1995-1998.
                                              -------------------------------


                                         1993           5.9          10.3

                                         1994           6.3           5.3

                                         1995           6.5          19.2

                                         1996           8.3           8.4

                                         1997           8.3          12.0

                                         1998           9.7          11.7



                                                     Total Return (Dollars)
 6     Line Graph of Total Return,
       including reinvestment of                     -----------------------
       dividends on a quarterly                     Company   S&P 500  S&P DMI
       basis, of Company Common Stock               --------  -------- -------
       against cumulative total returns       1993    100.00   100.00   100.00
       of the Standard and Poor's 500
       Composite Stock Index and the          1994     69.62   101.32   103.51
       S&P Diversified Machinery
       Stock Index.  The graph assumes        1995    102.40   139.40   145.76
       $100 was invested on December 31,
       1993 in Company Common Stock, the      1996    207.90   171.41   200.87
       S&P 500 Composite Stock Index and
       the S&P Diversified Machinery          1997    253.92   228.59   239.20
       Stock Index.
                                              1998    350.92   293.92   277.23




