Form 10-K, Exhibit 13
period 1999-12-31
MANITOWOC CO INC
filed 2000-03-07
CIK 61986

PORTIONS OF THE 1999 ANNUAL REPORT TO SHAREHOLDERS

         OF THE MANITOWOC COMPANY, INC. INCORPORATED

                       BY REFERENCE









MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

AND FINANCIAL CONDITION

--------------------------------------------------------------




BUSINESS DESCRIPTION.  The Manitowoc Company and its affiliates are market leaders in their domestic and international businesses.



The Foodservice Equipment Segment includes:



Ice/Beverage businesses which include one of the world's largest manufacturers of ice-cube machines and combination ice/beverage dispensers and dispensing valves - serving restaurants, hotels and other institutions, as well as the soft-drink industry.



Refrigeration businesses which include one of the largest suppliers of walk-in refrigerator/freezers in the world - serving restaurants,

hotels, and other institutions.



The Cranes and Related Products Segment includes:



Businesses with a leading share of the worldwide market for lattice-

boom crawler cranes (over 150-ton capacity) - serving heavy-

construction, crane-rental, dockside, and material-handling customers.



Operations with a leading share of the North American boom-truck market - serving commercial, industrial, utility, construction, and maintenance applications.



The Marine Segment is:


The leading provider of ship-repair, maintenance, conversion, and construction services on the U.S. side of the Great Lakes.





Additional information on these business segments can be found on pages 6 through 21.



FORWARD-LOOKING STATEMENTS.  Statements in this report and in other company communications that are not historical facts are forward-

looking statements, which are based on management's current

expectations.  These statements involve risks and uncertainties that could cause actual results to differ materially from what appears here.



Forward-looking statements include the company's description of plans and objectives for future operations, and the assumptions behind those plans.  The words "anticipates," "believes," "intends," "estimates,"

and "expects," or similar expressions, usually identify forward-

looking statements.  In addition, goals established by Manitowoc should not be viewed as guarantees or promises of future performance.

There can be no assurance the company will be successful in achieving its goals.



In addition to the assumptions and information referred to

specifically in the forward-looking statements, a number of actors relating to each business segment could cause actual results to be materially different from what is presented here.


The Foodservice Equipment Segment - demographic changes affecting two-

income families and general population growth; household income;

weather; consolidation in the restaurant industry; the ability to serve large restaurant chains as they expand their global operations;

the ice-cube machine replacement cycle in the U.S.; specialty foodservice market growth; the demand for quick service restaurants and kiosks; and growth in the soft-drink industry.



The Cranes and Related Products Segment - market acceptance of new and innovative products; cyclicality in the construction industry; the effects of the U.S. Transportation Equity Act for the 21st century

(TEA-21); growth in the world market for heavy cranes; the replacement cycle of technologically obsolete cranes; and demand for used equipment in developing countries.



The Marine Segment - shipping volume fluctuations based on performance of the steel industry; weather on the Great Lakes; five-year survey schedule; the replacement cycle of older marine vessels; the growth of existing marine fleets; and the level of vessel construction and industrial maintenance.



Corporate - changes in laws or regulations; successful identification and integration of acquisitions; competitive pricing; domestic and international economic conditions; interest rate risk; success in increasing manufacturing efficiencies; and any unanticipated ongoing

Year 2000 computer hardware or software issues.



QUALITATIVE AND QUANTITATIVE MARKET RISK.  Manitowoc is exposed to market risks from changes in interest rates, commodities and, to a lesser extent, foreign currency exchange.  To reduce these risks, the company selectively uses financial instruments and other proactive management techniques.  All hedging transactions are authorized and executed under clearly define policies and procedures, and prohibit using financial instruments for trading purposes or speculation.



Discussions of Manitowoc's accounting policies and further disclosures on financial instruments are included in Notes 1 and 6 of the Notes to

Consolidated Financial Statements.



Interest Rate Risk - The company uses interest rate swaps to modify its exposure to interest rate movements.  This helps minimize the adverse effect of interest rate increases on floating rate debt.

Under these agreements, Manitowoc contracts with a counter-party to exchange the difference between a fixed rate and a floating rate applied to the notional amount of the swap.  At December 31, 1999, the company's existing swap contracts expire at various times through

October 2002.



The interest payments or receipts from interest rate swaps are recognized in net income as adjustments to interest expense on a current basis.  The company enters into swap agreements only with financial institutions that have high credit ratings, which, in management's opinion, limits Manitowoc's exposure to credit loss.



At year-end 1999, Manitowoc had two interest rate swap agreements outstanding with financial institutions, with a total notional principal amount of $17.6 million.  The effect of these agreements on the company's interest expense during 1999 was not significant.  The fair value of these interest rate swap agreements was $0.2 million at

December 31, 1999.  On that date, the interest rates under the swap agreements were 5.78% and 6.29%.  The weighted average interest rate for the company's floating rate debt during the year was 5.9%.



Commodity Prices - Manitowoc is exposed to fluctuating market prices for commodities including steel, copper, and aluminum.  Each of its business segments is subject to the effects of changing raw material costs caused by movements in underlying commodity prices.  Manitowoc has established programs to manage the negotiations of commodity prices.  Some of these programs are centralized within business segments, and others are specific to a business unit.  In general,

Manitowoc enters into contracts with its vendors to lock in commodity prices at various times and for various periods to limit its near-term exposure to fluctuations in raw material prices.



Currency Rick - The company has limited exposure to foreign currency exchange fluctuations in some of its European and Southeast Asian operations due to the small amount of transactions processed, and the relative stability of the currencies  exchanged.  The company utilizes foreign currency hedges to manage this exposure, when necessary.  Use of these instruments and strategies as been modest.





Long-Term Goals.  Manitowoc has established and will work to achieve these goals by the end of 2002:



- Reach $1.3 billion in sales, with the increase coming equally from internal and external growth.

- Generate 80% of revenues from new products/models introduced or acquisitions made since 1998.

- Be EVA (Economic Value-Added) accretive in each business unit each year.

- Supplement core businesses with strategic acquisitions.

- Continue to make global expansion a key priority.

- Pursue ISO quality certification for all non-marine operations.



Reaching these goals includes the following annual financial milestones:



- 17% top-line growth.

- Expanding earnings faster than sales.

- Internal growth rates at double the industry average.



MARKET CONDITIONS.   NORTH AMERICA.  In 1999, the North American

economy experienced growth in the foodservice industry (with the exception of the beverage dispensing niche) compared with relatively flat sales between 1998 and 1997.  Both the crane and marine industries saw continued expansion in 1999.



The Foodservice Equipment Segment is benefiting from a number of long-

term trends that have resulted in 3% to 5% annual growth for the foodservice industry:  expansion in the restaurant market,

particularly among high-volume chains; movement of fast-food franchises into non-traditional locations, such as automotive service stations, convenience stores, and chain retail stores; growth in health care facilities; additional international expansion; and the continued recovery of the hotel and lodging industry.  Two long-term trends also support a return to growth for the beverage dispensing niche market:  higher quality, more attractive new products that speed the beverage dispenser replacement cycle; and increased demand for self-serve fountain equipment by various quick service industries.

All of these factors kept demand for foodservice equipment strong in

1999 in nearly all North American markets.  Management expects these industry trends will bring continued growth in 2000.



The Cranes and Relations Products Segment experienced greater demand for its products again in 1999.  This segment is expected to continue its current growth trend over the next several years due to increasing construction spending in the U.S.; the rebuilding of America's infrastructure, funded by TEA-21 - the federal bill that provides $217 billion for rebuilding roads and bridges over the next five years;

growing international demand for cranes; and the continuing

replacement cycle for an aging large-capacity liftcrane fleet that is becoming technologically obsolete.



The Marine Segment saw a continuation of positive growth trends in

1999 due to high levels of shipping tonnage (despite dumping of foreign steel into the U.S. early in the year); the general economic strength of heavy industry and manufacturing sectors; customer interest in upgrading existing vessels and taking advantage of new automation equipment; and the aging of the Great Lakes fleet -

averaging 39 years - which requires more maintenance and repair.  In

1997, the Coast Guard changed its regulations and provided a one-year extension of the five-year mandatory dry-docking requirement.  Ship owners must apply for the extension , and decisions are made on a ship-by-ship basis.  This did not have a significant impact on the

Marine Segment during 1999.  Repair and construction activity was high at all three facilities in addition to a high level of quoting activity on project business for the year.





MARKET CONDITIONS.   INTERNATIONAL.  International.  Manitowoc's

international sales grew 10% in 1999, contributing 11% of total revenues.



The Foodservice Equipment Segment continued to see strong demand for its refrigeration products in the Southeast Asian market, with Taiwan and China contributing most of its international ice-cube machine sales in 1999.  These sales were driven by improvements in sanitation

- where pure water is available, these countries want to offer the

Western convenience of ice.  European demand remained steady during the year, and some improvements were seen in Latin America.

International orders for refrigeration and ice-making equipment from hotel and restaurant chains remained robust.  Expansion of U.S. firms into international markets and the desire of these firms to take their proven suppliers with them helped fuel this activity.



The Cranes and Related Products Segment also saw improving markets in

China and Southeast Asia, as the price of oil firmed up later in the year.  Solid levels of demand were seen in Canada.  Improving economies in Europe, Africa, and Central and South America led to

greater demand for cranes during 1999.



The Marine Segment's repair and maintenance sales come primarily from the U.S.  While the North American Free Trade Agreement (NAFTA),

eliminated tariffs, making U.S. shipyards more competitive with their

Canadian counterparts, most Canadian shipping companies still choose to have their vessels serviced in their home country.  As a result,

Marine's most frequent source of international revenue is emergency repair work on foreign-flagged vessels.



RESULTS OF OPERATIONS.   This table summarizes the relationship

between components of operations as a percent of net sales for the last three years.



Percent of Net Sales               1999         1998           1997

                                  -----        -----          -----



Net Sales                         100.0        100.0          100.0

Cost of sales                      71.0         71.8           72.0

Gross profit                       29.0         28.2           28.0

Engineering, selling &

  Administrative expenses          13.3         14.1           15.4

Amortization                        0.9          0.8            0.7

Operating income                   14.8         13.3           11.9

Interest and other                 (1.6)        (1.6)          (1.3)

Earnings before taxes              13.2         11.7           10.6

Income taxes                        4.9          4.3            3.9

Net earnings                        8.3          7.4            6.7





Net Sales _ Consolidated net sales, at $805.5 million, rose 15.9% for

1999.  Approximately half of this increase came from internal growth,

with the rest from acquisitions made in the last two years.

Foodservice Equipment revenues rose 18.8% and Cranes and Related

Products expanded 12.3%.  Both benefited from strong acceptance of new products and recent acquisitions.  Marine sales increased 21.6% on strong demand for its repair and maintenance services, and the construction of a tank barge and dipper dredge in its off-season.



For 1998, sales grew 27.3% to $694.8 million, based on higher revenues at Foodservice Equipment (up 29.3%), Cranes and Related Products (up

27.1%) and Marine (up 16.0%).  New products and acquisitions boosted

Foodservice Equipment and Cranes and Related Products sales, and the

Marine operation completed construction of a large dipper dredge during the year.



Gross Profit _ Manitowoc continued its pattern of improving gross margins; 29.0% in 1999 compared with 28.2% in 1998 and 28.0% in 1997.

Excluding the results of the two businesses acquired by Foodservice

Equipment earlier this year, the company's gross margin would have been higher (at 29.5%).  The Foodservice Equipment Segment realigned into two groups along market channels in 1999-Ice/Beverage and

Refrigeration _ to strengthen its market presence, improve synergies,

and reduce costs, and began to move its ice machine operations to

"mixed model/demand flow" manufacturing.  Cranes and Related Products is benefiting from higher margins in the crawler crane and boom truck businesses, due to increased productivity, lower labor costs, and the cost effective use of outsourcing.  The Marine Segment is the only operation that did not improve its gross margins in 1999.  This resulted from a greater amount of project business during the year,

versus repair and service work.  Increased project work in the Marine

Segment benefits the company in other ways, including:  consistent work flow throughout the year, smoothing traditional seasonality, and strong cash flows.



Engineering, Selling and Administrative Expenses _ ES&A grew 9.4% to

$107.4 million for 1999, compared with the 16.5% increase to $98.1 million in 1998 and the 5.9% rise to $84.2 million in 1997.  However,

ES&A continued to decrease as a percentage of net sales; 13.3% in 1999 versus 14.1% in 1998 and 15.4% in 1997.  ES&A costs are not increasing along with sales despite integrating a number of acquisitions, because the company is continuing its tight cost controls in all segments, and is identifying and implementing synergies within the Foodservice

Equipment and Cranes and Related Products Segments.



Operating Earnings _ The Foodservice Equipment and Cranes and Related

Products Segments improved their operating margins again in 1999.

This resulted in a 28.4% increase in consolidated operating earnings,

at $119.0 million, compared with a 42.5% increase to $92.6 million for

1998, and a 27.7% increase to $65.0 million in 1997.  Operating margins grew again this year, to 14.8% of sales versus 13.3% in 1998 and 11.9% in 1997.  Manitowoc met its goal of increasing operating margins by more than 50 basis points in both the Foodservice Equipment and Cranes and Related Products Segments for the year.



Income Taxes _ The 1999 effective income tax rate was 37.0%, flat with

1998's 36.9% and 1997's 37.0%.  In the past three years, Manitowoc has benefited from a 1997 reorganization of its holding and operating company structure along segment lines.




Net Earnings _ Higher sales, stronger margins, and a stable effective tax rate led to the fourth straight year of record net earnings in

1999, at $66.8 million, or $2.55 per diluted share.  This was 30.0%

higher than 1998's $51.4 million, or $1.97 per diluted share, which represented a 41.1% increase over 1997's $36.4 million or $1.40 per diluted share.  The 1999 net earnings did not grow as quickly as operating earnings due to an increase in interest expense resulting from a greater amount of debt associated with acquisitions and higher interest rates during the year.



In April 1999, Manitowoc completed its third three-for-two stock split in four years.  The board approved this move to express its confidence in Manitowoc's future growth, to improve trading liquidity, and to reward shareholders.  The split is reflected in all share and per-

share figures in this report.  Weighted average diluted shares outstanding for 1999 were 26.2 million, compared with 26.1 million for

1998 and 1997.



THE FOODSERVICE EQUIPMENT SEGMENT.  This segment contributed 47.1% of total sales, making it the largest of Manitowoc's businesses.  This contrasts with its 46.0% contribution in 1998 and 45.3% in 1997.  At

$379.6 million, Foodservice Equipment revenues increased 18.8% over

$319.5 million in 1998, which was a 29.3% improvement over $247.1 million in 1997.  The major factors driving growth for the latest year included:  (1) the 1999 acquisitions of Manitowoc Beverage Systems

(MBS) and Kyees Aluminum, and the inclusion of the 50% interest in the

F.A.G. joint venture for the first full year; (2) the continued

success of the "Q" Series line of ice-cube machine; (3) a more aggressive program by General Electric to market its Monogram residential refrigerator/freezers; (4) McCall Refrigeration's ability to take market share from competitors in the reach-in refrigerator market; and (5) continued progress at SerVend in penetrating the ice/beverage dispensing market.



Increased sales in 1998 were attributable to the inclusion of the

SerVend acquisition for an entire year and strong performances from continuing operations, led by the positive market reception for the new "Q" Service ice machines.



Management believes Foodservice Equipment Segment sales will continue to expand, driven by increasing demand for prepared foods; growth in small kiosk locations and quick-service restaurants; the replacement cycle for larger walk-in coolers, freezers, and ice machines; and the expansion of restaurant chains into less developed markets outside the

U.S.



Foodservice Equipment operating earnings grew faster than sales in

1999, increasing 23.5% to $65.4 million compared with 1998's $53.0 million and 1997's $36.7 million.  This segment generated 47.5% of total segment operating earnings in 1999 excluding general corporate and amortization expenses, versus 49.0% in 1998 and 47.6% in 1997.



Foodservice operating margins met the goal of a 50 basis point improvement reaching 17.2% in 1999, compared with 16.6% in 1998 and

14.9% for 1997.  The principal factors driving this improvement included productivity improvements at several Foodservice businesses,

increased sales volumes (spreading fixed costs over greater revenues),

and a continued focus on cost containment measures within engineering,

selling and administrative costs.  Excluding the acquisitions of MBS and Kyees in 1999, the Foodservice operating margin would have been

18.5%.  In addition, 1999 was the first year that the joint venture in

China was profitable.  The improvement in the 1998 operating margins came from:  (1) selling the Tonka operation, which was unprofitable;

and (2) margin improvements at McCall and Manitowoc Ice.



In the near term, the Foodservice Equipment Segment's greatest opportunities lie in: (1) continuing to introduce new products, such as the QuietQube line of ice machines in 1999; (2) continued

implementation of demand flow technology within the Foodservice

Segment; (3) benefiting from synergies created within the Ice/Beverage and Refrigeration Groups, including combined purchasing and improved manufacturing processes to help increase operating margins; (4)

benefiting from successful completion of the integration of the MBS and Kyees acquisitions and (5) continuing to make acquisitions that are EPS and EVA accretive.  Barring unforeseen events, we believe this segment should see another record year in 2000.



THE CRANES AND RELATED PRODUCTS SEGMENT.    This segment generated

46.0% of total sales in 1999, compared with 47.5% in 1998 and 47.6% in

1997.  At $370.7 million, Cranes and Related Products sales grew 12.3%

over 1998's $330.0 million, which was 27.1% higher than $259.6 million for 1997.  The most significant factors contributing to sales growth in 1999 were the market's strong acceptance of new and innovative products and the first full year's results from the acquisition of

USTC.





Manitowoc met its goal of introducing one new platform and attachment in 1999.  These included the Model 21000 liftcrane, MAX-ER attachments for the 21000 and 2250 liftcranes, the Model 40MTC 40-ton boom truck and continued penetration by the models 888 and 777 introduced in 1995 and 1998, respectively.  Products acquired or premiering in the past two years represented 55.3% of the order backlog (other than parts) at the end of 1999, and 42.8% of total Cranes and Related Products sales for the year.



Higher sales in 1998 resulted form demand for new products, including the Models 888 and 777, and the Millennium Series of truck cranes.

Sales in 1998 were also boosted by the active replacement cycle for crawler cranes, and increased orders from construction contractors.



A number of industry trends support Cranes and Related Products'

continued sales growth; (1) a large number of cranes in use are more than 25 years old, and they are being replaced as contractors and rental companies are introduced to new models that are technologically advanced and easier to operate; (2) demand for cranes in developed and developing countries outside the U.S. is expected to increase over the long term; and (3) TEA-21 is expected to increase U.S. highway system spending for construction during the next few years.



As Cranes and Related Products increases its manufacturing efficiency,

its year-end backlogs are decreasing and its order fill rates are increasing.  During 1999, the lattice boom crane operations

experienced lead time reductions of over 50% for its most popular crane models.  In the fourth quarter of 1999, several orders were booked and delivered within the quarter.  Backlog at the end of 1999 was $136.0 million, down slightly from 1998's $144.1 million and

$149.1 million for 1997.  The majority of the 1999 backlog includes orders for U.S. customers, with the remaining units going to Europe,

Canada, the Middle East, and other international markets.



Operating earnings for Cranes and Related Products grew 34.8% above

1998 levels, reaching $64.8 million in 1999, compared with 1998's

38.0% increase to $48.1 million, and 1997's 54.5% increase to $34.9 million.  Cranes and Related Products contributed 47.2% of Manitowoc's total segment operating earnings for 1999, excluding general corporate and amortization expenses, compared with 44.5% in 1998 and 45.1% in

1997.



Cranes and Related Products operating margins met the goal of a 50 basis point improvement in 1999, reaching 17.5% compared with 14.6% in

1998 and  13.4% in 1997.  This resulted from the increased sales volumes at each operation, continued manufacturing efficiencies through better integration of operations, better technology, increased strategic outsourcing, and successful new product introductions.

Operating margins in 1998 rise on strong sales at each operation and higher margins at Manitowoc Cranes and Manitex.



Near-term growth opportunities for Cranes and Related Products include: (1) benefiting from continued new product development and market acceptance; (2) continuing to improve manufacturing

efficiencies through additional outsourcing and capital improvements;

and (3) continued successful assimilation of acquisitions.





THE MARINE SEGMENT.  This segment generated 6.9% of Manitowoc's 1999 sales, compared with 6.5% in 1998 and 7.2% in 1997.  At $55.2 million,

Marine revenues grew 21.6% from $45.4 million in 1998, which was 16.0%

higher than the $39.2 million seen in 1997.  The 1999 increase came from higher amounts of project work (contributing 47.5% of revenues in

1999 compared to 30.2% in 1998) and solid levels of repair and maintenance work (contributing 41.8% of revenues).  The projects included building a double-hull tank barge, completing a dipper dredge, and the installation of a cargo handling/automation system.

At the end of 1999, Marine met its goal of having a 12-18 month backlog of project work which included a hopper dredge and cutterhead dredge.  Revenues for 1998 included revenue from building a dipper dredge and more small, higher margin service and construction projects.



 Marine operating earnings reached $7.3 million, up 4.6% over 1998's

$7.0 million, and an improvement over 1997's $5.6 million.  This segment contributed 5.3% of segment operating earnings for the year,

excluding general corporate and amortization expenses, compared with

6.5% in 1998 and 7.3% in 1997.  For 1999, its operating margin was

13.2%, compared with 15.4% in 1998 and 14.4% for 1997.  The decrease in 1999 was due to a higher percentage of project work in its revenue mix.  However, each project Marine undertakes generates positive EVA and keeps its experienced workforce and facilities busy during what traditionally had been a slow period.



Marine's near-term growth opportunities include:  (1) more dry-

dockings of 1,000-foot vessels scheduled for its Sturgeon Bay facility;  (2) increased interest in upgrading existing vessels and taking advantage of new automation equipment; and  (3) new and potential construction projects, similar to the double-hull tank barge and such as the Great Lakes Dredge & Dock hopper dredge, scheduled for delivery in 2001.



LIQUIDITY AND CAPITAL RESOURCES. Cash flows from operations of $103.4 million increased 81.9% from 1998's $56.8 million, which were 30.3%

higher than $43.6 million in 1997.  The improvement came from higher net earnings and a continued focus on working capital management and

EVA.  The primary uses of cash for 1999 were:  (1) $62.1 million for acquisitions;  (2) $27.3 million in debt payments;  (3) $13.7 million in capital expenditures; and (4) $7.8 million in dividend payments.

Management estimates that capital expenditures for 2000 will range between $17 and $20 million.



At December 31, 1999, total debt decreased to $112.0 million, or 32.5%

of capitalization.  This compares to total debt of $139.3 million at

December 31, 1998, or 44.7% of capitalization, in spite of the two acquisitions completed during 1999.



 Cash and marketable securities were $12.0 million at year-end 1999,

compared with $12.4 million for 1998.  The company currently has an authorization from the board of directors to repurchase up to 1.5 million (or 5.7%) of Manitowoc's outstanding common shares.  During

1999, the company did not repurchase any common shares under this program.



Inventories increased 11.5% to $91.4 million at the end of 1999 from

$82.0 million at year-end 1998.  Excluding the 1999 acquisitions of

MBS and Kyees, inventories increased $2.7 million (or 3.2%), however account receivable decreased $11.9 million (or 17.2%).  Working capital was a positive $1.7 million, compared with a negative $7.2 million in 1998.



On April 6, 1999, Manitowoc increased its revolving credit facility to

$300 million from $200 million, and extended the termination date to

April 6, 2004.  This facility will be used for funding future acquisitions, seasonal working capital requirements, and other financing needs.  Management believes that available cash, the credit facility, cash generated from operations, and access to public debt and equity markets will be adequate to fund Manitowoc's capital requirements for the foreseeable future.



ACQUISITIONS  Acquisitions are expected to contribute 50% of

Manitowoc's sales growth through 2002.    The company acquired seven

businesses over the past three years and continues to seek new candidates in each of its segments.  All of these acquisitions were funded with cash and recorded using the purchase method of accounting.



On February 10, 2000, Manitowoc purchased Beverage Equipment Supply

Company (BESCO), a leading Midwest wholesale distributor of beverage dispensing equipment.  BESCO was integrated with the company's MBS operation.



On January 14, 2000, the company acquired certain assets of Pioneer

Holdings LLC, a manufacturer of hydraulic boom trucks, from Mega

Manufacturing.  The acquisition complements the company's Manitex and

USTC product lines.


On April 9, 1999, Manitowoc purchased Kyees Aluminum, Inc., a leading provider of cooling components for all of the major suppliers of fountain soft-drink beverage dispensers.  Based in LaMirada,

California, Kyees is a technology leader in manufacturing cold plates

-- a key component used to chill soft drinks in dispensing equipment.

This acquisition gives Manitowoc access to a secure supply of technologically superior cold plates, putting the company closer to its goal of becoming fully integrated in the food-cooling marketplace.

Manitowoc purchased Kyees for $28.5 million using existing credit facilities.



On January 11, 1999 Manitowoc completed the acquisition of Purchasing

Support Group, renamed Manitowoc Beverage Systems (MBS).  MBS is a beverage systems integrator, with nationwide distribution of backroom equipment and support system components.  It serves the beverage needs of restaurants, convenience stores, and other outlets.  MBS operates in the Northeast and Atlantic Coast regions, as well as in portions of

Arizona, California, Florida, Georgia, and Nevada.  This acquisition is improving the distribution of Manitowoc's beverage dispensing equipment and opening new markets.  Manitowoc purchased MBS for a total of $43.7 million using existing credit facilities.



On November 3, 1998, Manitowoc purchased Powerscreen USC Inc. (doing business as USTC, Inc.), based in York, Pennsylvania.  USTC builds three proprietary product lines: boom-truck cranes, rough-terrain forklifts, and material-handling equipment.  Combined with Manitex,

the resulting operation is believed to be the number two competitor in this $300 million market.  Manitowoc funded the $51.5 million purchase price using existing credit facilities.



On September 9, 1998, Manitowoc acquired a 50% ownership interest in

Fabbrica Apparecchiature per la Produzione del Ghiaccio S.r.l.

(F.A.G.), and an option to purchase an additional 30% ownership over the next five years.  This Milan, Italy-based company produces

Icetronic and Compact brand ice makers and private label machines,

with capacities between 22-132 pounds per day.  The acquisition gives

Manitowoc a manufacturing base in Europe and broadens its product offering to include smaller models, which are more appropriate for

European and developing markets.  The $2.5 million purchase price was funded using existing credit facilities.



On October 31, 1997, Manitowoc acquired SerVend International, Inc., a leading manufacturer of ice/beverage dispensers and dispensing valves for the soft-drink industry.  The acquisition, headquartered in

Sellersburg, Indiana, helped Manitowoc enter this foodservice market niche.  The $72.9 million purchase price was funded using existing credit facilities.



CONTINGENCIES The United States Environmental Protection Agency (EPA)

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



NEW ACCOUNTING STANDARDS In June 1999, the Financial Accounting

Standard Board issued Financial Accounting Standard No. 137,

"Accounting for Derivative Instruments and Hedging Activities --

Deferral of the Effective Date of FASB Statement No. 133."  This

issuance delays the effective date of FAS 133 one year.  FAS 133 will now be effective for the company's first quarter financial statements in the year 2001.



FAS 133 requires companies to record all derivative instruments on the balance sheet as assets or liabilities, measured at fair value.  Any fair value change will be recorded in net income or comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if it is, the type of hedge transaction.  The adoption of this statement is not anticipated to have a significant impact on the company's earnings or financial position.




YEAR 2000 (Y2K) COMPLIANCE Manitowoc undertook various initiatives intended to ensure its computer equipment and software would function properly with respect to the Y2K issue and completed its Y2K remediation efforts prior to the end of 1999.  In addition, prior to the end of 1999, the company developed various contingency plans to address any unforeseen circumstances that may have arisen.



In total, Manitowoc spent about $5.0 million since the second half of

1997 to address the Y2K issue, which included significant upgrades to current hardware and software systems.  About $1.0 million was spent during 1999.  These expenditures were funded using cash flows from operations.



Manitowoc has experienced no system failures or miscalculations as a result of the Y2K computer issue.  In addition, the company is not aware of any failures attributable to the Y2K problem at its customers or suppliers that threaten to have an adverse impact on the company's business at this time.



Even though Manitowoc has not experienced problems related to the Y2K issue at this time and does not expect to experience any problems in the future, it is still remotely possible that the company could be affected by Y2K issues in the future.  Future Y2K issues may arise due to unforeseen problems with the company's systems or due to Y2K issues of other entities which may affect the company.






                                                       Eleven-Year Financial Summary

                                      ----------------------------------------------------------------



                                          (Thousands of dollars, except shares and per share data)







                                                                                         Transition         Fiscal  Years

                                Calendar    Calendar     Calendar    Calendar    Calendar     Period        --------------------


                                  1999         1998         1997       1996         1995      1994 (1)       1994         1993


--------------------------------------------------------------------------------------------------------------------------------



NET SALES

  Foodservice equipment          $ 379,625   $319,457    $247,057    $242,317     $113,814     $ 44,996     $ 93,171    $ 81,424

  Cranes & related products        370,662    329,953     259,645     210,564      169,866       70,958      156,253     178,630

  Marine                            55,204     45,412      39,162      47,584       29,469        7,952       25,956      18,504

--------------------------------------------------------------------------------------------------------------------------------

    Total                        $ 805,491   $694,822    $545,864    $500,465     $313,149     $123,906     $275,380    $278,558

--------------------------------------------------------------------------------------------------------------------------------

Gross margin                     $ 233,712   $195,621    $152,600    $134,641     $ 75,470     $ 31,302     $ 67,924    $ 55,785

--------------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS

  Foodservice equipment          $ 65,372    $ 52,950    $ 36,746    $ 33,989     $ 22,729     $  9,426     $ 21,637    $ 18,311

  Cranes & related products        64,840      48,116      34,878      22,582        3,179          870        2,275      (1,961)

  Marine                            7,297       6,978       5,648       6,197        4,024         (799)       2,447         593

  General corporate               (11,166)    (10,543)     (8,903)     (7,678)      (6,530)      (3,981)      (5,274)     (5,296)

  Amortization                     (7,392)     (4,881)     (3,394)     (3,000)        (250)          --           --          --

  Plant relocation costs               --          --          --      (1,200)          --      (14,000)          --      (3,300)

--------------------------------------------------------------------------------------------------------------------------------

 Total                            118,951      92,620      64,975      50,890       23,152       (8,484)      21,085       8,347

--------------------------------------------------------------------------------------------------------------------------------

Other income (expense) - net      (12,945)    (11,208)     (7,158)     (8,384)         (32)         169        1,494         582

--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before

  taxes on income                 106,006      81,412      57,817      42,506       23,120       (8,315)      22,579       8,929

Accounting changes                     --          --          --          --           --           --           --     (10,214)

Provision (benefit) for

  taxes on income                  39,222      30,032      21,394      16,863        8,551       (3,243)       8,536       2,612

--------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)              $ 66,784    $ 51,380     $36,423    $ 25,643     $ 14,569     $ (5,072)    $ 14,043    $ (3,897)

--------------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

  Cash from operations           $103,371    $ 56,814     $43,587    $ 64,514     $ 16,367     $   (330)    $ 36,995    $ 62,700

--------------------------------------------------------------------------------------------------------------------------------

  Invested capital

 (monthly averages):


   Foodservice equipment(2)      $274,378    $227,863    $171,647    $ 68,556     $ 32,696      $ 21,979    $ 25,662    $ 26,503

   Cranes & related products      123,757      96,031      67,596      73,246       85,082        81,800      86,288     112,120

   Marine                           3,416       4,534       6,019       7,335        9,579        11,201      13,953      17,497

   General corporate (2)           11,520      11,476      11,512      94,166       12,409         4,818       4,052       2,581

--------------------------------------------------------------------------------------------------------------------------------

     Total                       $413,071    $339,904    $256,774    $243,303     $139,766      $119,798    $129,955    $158,701

--------------------------------------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS

  Foodservice equipment (2)      $314,982    $254,506    $249,384    $ 90,937     $ 90,126      $ 27,828    $ 31,460    $ 29,526

  Cranes & related products       165,974     178,470     100,591      88,174      109,118        88,068      93,823     105,750

  Marine                           10,162       7,023       6,426      10,648       11,369        13,233      16,726      16,720

  General corporate (2)            39,122      41,015      39,967     127,951      114,302        30,336      43,839      56,015

--------------------------------------------------------------------------------------------------------------------------------

     Total                       $530,240    $481,014    $396,368    $317,710     $324,915      $159,465    $185,848    $208,011

--------------------------------------------------------------------------------------------------------------------------------

LONG-TERM OBLIGATIONS

  Long-term debt                 $ 79,223    $ 79,834    $ 66,359    $ 76,501     $101,180      $     --    $     --    $     --

--------------------------------------------------------------------------------------------------------------------------------

DEPRECIATION

  Foodservice equipment          $  4,861    $  4,906    $  3,613    $  3,377     $  1,606      $    703    $  1,320    $  1,187

  Cranes & related products         3,661       4,085       4,044       4,260        4,162         2,288       4,211       3,875

  Marine                              415         333         256         600          608           316         681         756

  General corporate                   384         405         405          81           80            46          61          44

--------------------------------------------------------------------------------------------------------------------------------

     Total                      $   9,321   $   9,729    $  8,318    $  8,318     $  6,456      $  3,353    $  6,273    $  5,862

--------------------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

  Foodservice equipment         $   8,974   $   7,415    $  6,847    $  5,110     $  4,568      $  3,011    $  2,300    $  2,152

  Cranes & related products (3)     3,536       2,945       4,952       2,816       14,252           528       3,120       8,648

  Marine                            1,165       1,174         233         343          383           109        (492)       (463)

  General corporate (3)                39         144           8         127            6            82         414         (39)

--------------------------------------------------------------------------------------------------------------------------------

     Total                      $  13,714   $  11,678    $ 12,040    $  8,396     $ 19,209      $  3,730    $  5,342    $ 10,298

--------------------------------------------------------------------------------------------------------------------------------

PER SHARE  (4)

  Basic                           $  2.57     $  1.98     $  1.41    $    .99     $    .56      $   (.19)   $    .48     $  (.12)

  Diluted                            2.55        1.97        1.40         .99          .56          (.19)        .48        (.12)

  Dividends                           .30         .30         .30         .30          .30           .15         .30         .30

  Stockholders' equity               8.90        6.65        4.97        3.87         3.15          2.90        3.44        3.87

--------------------------------------------------------------------------------------------------------------------------------

AVERAGE SHARES OUTSTANDING:

  Basic                        25,991,711  25,932,356  25,900,682  25,900,553   25,901,342    26,140,122  29,486,006  32,937,933

  Diluted                      26,200,666  26,125,067  26,096,529  25,993,848   25,906,769    26,140,122  29,486,006  32,937,933

--------------------------------------------------------------------------------------------------------------------------------







                                                                             FISCAL YEARS

                                 ---------------------------------------------------------------------------------


                                    1992              1991              1990              1989

------------------------------------------------------------------------------------------------


NET SALES

  Foodservice equipment           $ 74,175          $ 73,944          $ 74,612          $ 74,431

  Cranes & related products        155,743           147,554           117,464           102,430

  Marine                            16,471            14,689            33,752            23,735

------------------------------------------------------------------------------------------------

     Total                        $246,389          $236,187          $225,828          $200,596

------------------------------------------------------------------------------------------------

Gross profit                      $ 54,443          $ 58,062          $ 54,366          $ 50,860

------------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS

  Foodservice equipment           $ 17,585          $ 17,364          $ 19,387            $18,468

  Cranes & related products           (850)            7,602             5,490              3,454

  Marine                               278              (973)            6,497              3,416

  General corporate                 (6,545)           (5,734)           (6,094)            (5,623)

  Amortization                          --               --                --                 --

  Plant relocation costs                --               --                --                 --

--------------------------------------------------------------------------------------------------

      Total                         10,468           18,259            25,280              19,715

--------------------------------------------------------------------------------------------------

Other income (expense) - net         1,104            2,233             5,077               4,527

--------------------------------------------------------------------------------------------------

Earnings (loss) before taxes

  on income                          11,572           20,492           30,357               24,242

Accounting changes                      --               --                --                  --

Provision (benefit) for taxes

  on income                           3,315            5,060            9,327                7,344

--------------------------------------------------------------------------------------------------

Net earnings (loss)               $  8,257         $ 15,432          $ 21,030             $ 16,898

--------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

Cash from operations              $ 28,250         $  6,472          $ 14,210            $ (5,278)

--------------------------------------------------------------------------------------------------

Invested capital

(monthly averages):

Foodservice equipment (2)         $ 23,555         $ 25,099          $ 19,018            $ 22,859

Cranes & related products          137,839          133,777           118,097              99,147

Marine                              16,879           14,621            16,206              28,600

General corporate (2)                2,025            3,051             6,314               7,656

-------------------------------------------------------------------------------------------------

      Total                       $180,298         $176,548          $159,635            $158,262

-------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS

  Foodservice equipment(2)         $ 25,608        $ 28,019           $ 24,168           $ 26,074

  Cranes & related products         138,416         136,995            115,804             96,623

  Marine                             19,253          18,009             22,683             32,451

  General corporate (2)              41,829          35,983             50,143             61,966

-------------------------------------------------------------------------------------------------

      Total                       $225,106         $219,006           $212,798          $217,114

-------------------------------------------------------------------------------------------------

LONG-TERM OBLIGATION

  Long-term debt                   $   --          $    --             $   --            $   --

-------------------------------------------------------------------------------------------------

DEPRECIATION

  Foodservice equipment            $  1,090         $    812          $    657          $    771

  Cranes & related products           4,053            3,691             2,895             2,953

  Marine                                785              792               748               465

  General corporate                     196              234               431               380

------------------------------------------------------------------------------------------------

      Total                        $  6,124        $  5,529          $  4,731           $  4,569

------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

  Foodservice equipment            $  1,099         $  2,797         $    748           $   (169)

  Cranes & related products (3)       4,047            6,347            3,130              2,225

  Marine                                500              113              197                108

  General corporate (3)                (508)          (2,955)              70                586

------------------------------------------------------------------------------------------------

      Total                        $  5,138         $  6,302         $  4,145           $  2,750

------------------------------------------------------------------------------------------------

PER SHARE  (4)

  Basic                            $    .24          $   .44         $    .60           $    .48

  Diluted                               .24              .44              .60                .48

  Dividends                             .30              .30              .30                .23

  Stockholders' equity                 4.75             4.80             4.64               4.63

------------------------------------------------------------------------------------------------

AVERAGE SHARES OUTSTANDING:

  Basic                          34,832,861       34,833,356       34,834,217        34,880,849

  Diluted                        34,832,861       34,833,356       34,834,217        34,880,849

------------------------------------------------------------------------------------------------


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



  (4) Per share data and average shares outstanding have been adjusted to reflect the three-for-two stock splits which occurred in 1999,

     1997 and 1996.  See Note 9 of the notes to consolidated financial statements.






                                                    CONSOLIDATED STATEMENTS OF EARNINGS

                                               (Thousands of dollars, except per share data)



                                                      For The Years Ended December 31

                                       -----------------------------------------------------------

                                            1999                  1998                    1997

                                        -----------           -----------              ---------
EARNINGS

  Net Sales                              $ 805,491              $694,822                $545,864

                                        ----------            -----------             ----------

  Costs and expenses:

     Cost of sales                         571,779               499,201                 393,264

     Engineering, selling, and

      administrative expenses              107,369                98,120                  84,231

     Amortization                            7,392                 4,881                   3,394

                                        ----------             ---------               ---------

      Total costs and expenses             686,540               602,202                 480,889

                                         ---------             ---------                --------

  Earnings from operations                 118,951                92,620                  64,975

  Interest expense                         (10,790)               (9,741)                 (6,230)

  Other expense _ net                       (2,155)               (1,467)                 (  928)

                                         ----------            ---------               ---------

Earnings before taxes

     on income                             106,006                81,412                  57,817

  Provision for

      taxes on income                       39,222                30,032                  21,394

                                        -----------            ---------               ---------

  Net earnings                            $ 66,784              $ 51,380                $ 36,423

                                        -----------            ---------               ---------

PER SHARE DATA

  Basic                                     $  2.57             $   1.98                $   1.41

  Diluted                                   $  2.55             $   1.97                $   1.40


The accompanying notes to consolidated financial statements are an integral part of these financial statements.




                                                        CONSOLIDATED BALANCE SHEETS

                                                 (Thousands of dollars, except shares data)



                                                                            As of December 31

                                                                   ------------------------------------

                                                                    1999                          1998

                                                                    ----                          ----

ASSETS


  CURRENT ASSETS

     Cash and cash equivalents                                     $10,097                     $  10,582

     Marketable securities                                           1,923                         1,834

     Accounts receivable, less

      allowances of $1,803 and $1,656                               62,802                        69,504

     Inventories                                                    91,437                        81,978

     Prepaid expenses and other                                      2,211                         5,297

     Future income tax benefits                                     22,528                        21,682

                                                                   -------                     ---------

      Total current assets                                         190,998                       190,877

                                                                   -------                     ---------

  Intangible assets _ net                                          232,729                       184,926

  Property, plant and equipment _ net                               92,023                        93,583

  Other assets                                                      14,490                        11,628

                                                                  --------                     ---------

      Total assets                                                $530,240                      $481,014

                                                                  --------                     ---------

LIABILITIES AND STOCKHOLDERS' EQUITY



  CURRENT LIABILITIES

     Accounts payable and accrued expenses                        $141,909                      $123,534

     Short-term borrowings                                          32,300                        48,500

     Current portion of long-term debt                                 489                        10,968

     Product warranties                                             14,610                        15,110

                                                                  --------                     ---------

      Total current liabilities                                    189,308                       198,112

                                                                  --------                     ---------

  NON-CURRENT LIABILITIES

     Long-term debt, less current portion                           79,223                        79,834

     Postretirement health benefits obligation                      19,912                        19,705

     Other liabilities                                               9,621                        10,811

                                                                  --------                     ---------

      Total non-current liabilities                                108,756                       110,350

                                                                  --------                     ---------



  STOCKHOLDERS' EQUITY

     Common stock (36,746,482 and 24,497,655 shares

      issued in 1999 and 1998, respectively)                           367                           245

     Additional paid-in capital                                     31,476                        31,029

     Accumulated other comprehensive loss                             (814)                         (212)

     Retained earnings                                             281,672                       222,687

     Treasury stock, at cost (10,658,113 and 7,193,077

      shares in 1999 and 1998, respectively)                       (80,525)                      (81,197)

                                                                 ---------                     ---------

     Total stockholders' equity                                    232,176                       172,552

                                                                 ---------                     ---------

      Total liabilities and stockholders' equity                  $530,240                      $481,014

                                                                 ---------                     ---------


The accompanying notes to consolidated financial statements are an integral part of these financial statements.








                                                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           (Thousands of dollars)



                                                                For The Years Ended December 31

                                                                 --------------------------------



                                                         1999                 1998                 1997

CASH FLOWS FROM OPERATIONS                             -------              -------              -------

  Net earnings                                          $ 66,784            $ 51,380             $ 36,423

  Adjustments to reconcile

   net cash from operations:

     Depreciation                                          9,321               9,729                8,318

     Amortization of goodwill                              7,392               4,881                3,394

     Amortization of deferred financing fees                 637                 420                  300

     Deferred income taxes                                  (592)             (5,748)              (3,172)

     Loss on sale of property,

      plant and equipment                                    557                 928                  218

  Changes in operating assets and

   liabilities excluding effects

   of business acquisitions:

     Accounts receivable                                  14,057              (6,120)               2,532

     Inventories                                          (4,169)            (18,662)              (6,006)

     Other current assets                                  3,389              (2,535)              (1,264)

     Non-current assets                                   (2,935)                483                  842

     Current liabilities                                   9,764              24,064                2,492

     Non-current liabilities                                (834)             (2,006)                (490)

                                                        --------             --------           ---------

  Net cash provided by

     operations                                           103,371             56,814               43,587

                                                        ---------           ---------           ---------

CASH FLOWS FROM INVESTING

  Business acquisitions -

   net of cash acquired                                  (62,104)            (48,175)             (66,979)

  Capital expenditures                                   (13,714)            (11,678)             (12,040)

  Proceeds from sale of property,

   plant and equipment                                     6,491               1,329                3,533

  Purchase of marketable securities - net                    (89)                (94)                 (84)



                                                        ----------          ---------           ---------

  Net cash used for investing                            (69,416)            (58,618)             (75,570)

                                                       ----------          ---------            ---------

CASH FLOWS FROM FINANCING

  Dividends paid                                          (7,799)             (7,781)              (7,722)

  Proceeds from long-term debt                               --               75,000                   --

  Payments on long-term debt                             (11,090)            (65,957)             (11,606)

  Proceeds (payments) from short-term

   borrowings - net                                      (16,200)               (600)              49,100

  Debt acquisition costs                                    (574)               (521)                (290)



  Exercises of stock options                                1,241                355                   38

                                                        ----------          ---------           ---------

  Net cash (used for) provided by

   financing                                              (34,422)               496               29,520

                                                        ----------          ---------           ---------

  Effect of exchange rate

   changes on cash                                            (18)                 2                  (13)

                                                        ----------          ---------           ---------

  Net decrease in cash and

   cash equivalents                                          (485)            (1,306)              (2,476)

                                                        ----------          ---------           ---------

  Balance at beginning of year                              10,582            11,888               14,364

                                                        ----------          ---------           ---------

  Balance at end of year                                  $ 10,097         $  10,582             $ 11,888

                                                        ----------          ---------           ---------

SUPPLEMENTAL CASH FLOW INFORMATION

  Interest paid                                           $ 10,137         $   8,490             $  6,927

                                                        ----------          ---------           ---------

  Income taxes paid                                       $ 41,327         $  37,108             $ 21,449

                                                        ----------          ---------           ---------




The accompanying notes to consolidated financial statements are an integral part of these financial statements.







                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                          (Thousands of dollars, except shares and per share data)





                                                                     For The Years Ended December 31

                                                -----------------------------------------------------------------



                                                        1999                    1998                    1997

                                                      --------               ---------                --------

COMMON STOCK - SHARES OUTSTANDING

  Balance at beginning of year                        17,304,578             17,269,175              11,511,357

  Three-for-two stock split                            8,652,289                     --               5,755,679

  Stock options exercised                                144,177                 39,694                   3,296

  Stock swaps for stock options exercised                (12,675)                (4,291)                 (1,157)

                                                      ---------                --------                --------

  Balance at end of year                              26,088,369             17,304,578              17,269,175

                                                      ---------                --------                --------

COMMON STOCK . PAR VALUE

  Balance at beginning of year                        $      245             $      245              $      163

  Three-for-two stock split                                  122                     --                      82

                                                      ---------                --------                --------

  Balance at end of year                              $      367             $      245              $      245

                                                      ---------                --------                --------

ADDITIONAL PAID-IN CAPITAL

  Balance at beginning of year                        $   31,029             $   30,980              $   31,061

  Three-for-two stock split                                 (122)                    --                     (82)

  Stock options exercised                                    569                     49                       1

                                                      ---------                --------                --------

  Balance at end of year                              $   31,476             $   31,029              $   30,980

                                                      ---------                --------                --------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

  Balance at beginning of year                        $     (212)            $     (192)             $      220

  Other comprehensive loss                                  (602)                   (20)                   (412)

                                                      ---------                --------                --------

  Balance at end of year                              $     (814)            $     (212)             $     (192)

                                                      ---------                --------                --------

RETAINED EARNINGS

  Balance at beginning of year                        $  222,687             $  179,088               $ 150,387

  Net earnings                                            66,784                 51,380                  36,423

  Cash dividends  *                                       (7,799)                (7,781)                 (7,722)

                                                      ---------                --------                --------

  Balance at end of year                              $  281,672              $ 222,687               $ 179,088

                                                      ---------                --------                --------

TREASURY STOCK

  Balance at beginning of year                        $  (81,197)             $ (81,503)              $ (81,502)

  Stock options exercised                                  1,088                    448                      37

  Stock swaps for stock options exercised                   (416)                  (142)                    (38)

                                                      ---------                --------                --------

  Balance at end of year                              $  (80,525)             $ (81,197)              $ (81,503)

                                                      ---------                --------                --------

COMPREHENSIVE INCOME

  Net earnings                                       $   66,784                $ 51,380                $ 36,423

  Other comprehensive loss:

   Foreign currency translation adjustment                 (602)                    (20)                   (412)

                                                      ---------                --------                --------

Comprehensive income                                  $  66,182                $ 51,360                $ 36,011

                                                      ---------                --------                --------




*    Cash dividends per share after giving effect to the three-for-two stock splits in 1999 and 1997, were $.30 per share in all years.



The accompanying notes to consolidated financial statements are an integral part of these financial statements.








-------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(Thousands of dollars, except share and per share data or where otherwise indicated)





1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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





COMPREHENSIVE INCOME

--------------------



Comprehensive income includes, in addition to net income, other items that are reported as direct adjustments to stockholders' equity.

Presently, the company's foreign currency translation item is the only item which requires inclusion in the Statements of Stockholders'

Equity and Comprehensive Income.







INVENTORIES

-----------



Inventories are stated at the lower of cost or market as described in

Note 4.  Advance payments from customers are netted against

inventories to the extent of related accumulated costs.  Advance payments netted against inventories at December 31, 1999 and 1998 were

$202 and $1,242, respectively.  Advance payments received in excess of related costs on uncompleted contracts are classified as accrued expenses.





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

June 30, 1991 is depreciated using the sum-of-the-years-digits method.



Property, plant and equipment is depreciated over the following estimated useful lives:



                                                       Years

                                                       -----



      Buildings and improvements                          40

      Drydocks and dock fronts                         15-27

      Machinery, equipment and tooling                  4-15

      Computer hardware and software                     3-5

      Vehicles                                           4-5





INTANGIBLE ASSETS

-----------------



Intangible assets consist primarily of costs in excess of net assets of businesses acquired (see Note 11).  Intangible assets are amortized using the straight-line method over their estimated beneficial lives,

not to exceed 40 years.  Subsequent to an acquisition, the company annually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable.  When factors indicate that intangibles should be evaluated for possible impairment, the company uses an estimate of the related business' undiscounted net cash flows over the remaining life of the intangibles in measuring whether the intangibles are recoverable.  Intangible assets at December 31, 1999 and 1998 of $232,729 and $184,926, respectively, are net of

accumulated amortization of $20,574 and $12,545, respectively.





FAIR VALUE OF FINANCIAL INSTRUMENTS

-----------------------------------



The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, and short-term borrowings approximate fair value due to the immediate short-term maturity of these financial instruments.  The carrying amount reported for long-term debt approximates fair value since either the underlying instrument bears interest at a variable rate that reprices frequently or the interest rate approximates the market rate at December 31, 1999.



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

Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is now effective beginning with the company's 2001 first quarter financial statements.  It requires all derivative instruments to be recorded on the balance sheet as assets or liabilities, at fair value.  Changes in the fair value of derivatives are recorded each period in current earnings or comprehensive income, depending on the terms of the derivative.  The adoption of this statement is not anticipated to have a significant impact on the company's earnings or financial position.









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





RESEARCH AND DEVELOPMENT

------------------------



Research and development costs are charged to expense as incurred and amounted to $6,876, $4,704 and $4,412 in 1999, 1998 and 1997,

respectively.



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






2.

______________________________________________________________________

PROPERTY, PLANT AND EQUIPMENT



Property, plant and equipment at December 31 is summarized as follows:




                                                             1999                    1998

                                                             ----                    ----


Land                                                        $   3,440             $   3,207

Buildings                                                      65,651                64,230

Drydocks and dock fronts                                       21,675                21,675

Machinery, equipment and tooling                              117,542               118,230

Construction in progress                                        6,044                 4,018

                                                            ----------            ---------

   Total cost                                                 214,352               211,360

Less accumulated depreciation                                (122,329)             (117,777)

                                                            ----------            ---------

Property, plant and equipment - net                         $  92,023             $  93,583

                                                            ----------            ---------




3.

______________________________________________________________________

MARKETABLE SECURITIES



Marketable securities at December 31, 1999 and 1998 included $1.9 million and $1.8 million, respectively, of securities which are available for sale.  The difference between fair market value and cost for these investments was not significant in either year.





4.

______________________________________________________________________

INVENTORIES



The components of inventories at December 31 are summarized as follows:



                                                                  1999                    1998

                                                                  ----                    ----


      Raw materials                                               $ 39,134              $ 32,564

      Work-in-process                                               30,218                27,882

      Finished goods                                                42,352                42,304

                                                                 ----------             --------

         Total inventories at FIFO cost                            111,704               102,750

   Excess of FIFO cost over LIFO value                             (20,267)              (20,772)

                                                                 ----------             --------

         Total inventories                                        $ 91,437              $ 81,978

                                                                 ----------             --------



Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method for 57% and 47% of total inventory for 1999 and 1998, respectively.  The remainder of the inventories are costed using the last-in, first-out (LIFO) method.



5.

______________________________________________________________________

ACCOUNTS PAYABLE AND ACCRUED EXPENSES



Accounts payable and accrued expenses at December 31 are summarized as follows:



                                                                   1999                     1998

                                                                   ----                     ----
Trade accounts payable                                            $ 59,609               $ 43,603

Profit sharing and incentives                                       26,974                 24,851

Income taxes payable                                                 6,877                  4,905

Customer progress payments                                           3,518                  7,209

Accrued product liability                                            8,219                 10,167

Miscellaneous accrued expenses                                      36,712                 32,799

                                                                 ----------             ---------

   Total                                                          $141,909               $123,534

                                                                 ----------             ---------


6.

______________________________________________________________________

DEBT



Long-term debt at December 31 is summarized as follows:


                                                         1999               1998

                                                         ----               ----
Notes payable                                           $ 75,000          $ 75,000

Industrial revenue bonds                                   4,712             5,323

Term loan payable                                           --              10,479

                                                       --------         ---------

                                                          79,712            90,802

Less current portion                                         489            10,968

                                                       --------         ---------

                                                        $ 79,223         $  79,834

                                                       ========         =========




On April 6, 1999, the company amended and restated its existing Credit

Agreement (Agreement) with a group of banks in order to increase the amount of funds available and extend the termination date to April 6,

2004. Currently, the Agreement provides for maximum borrowings of $300 million under revolving loans and a letter of credit subfacility.

There were $32.3 million and $48.5 million of borrowings outstanding under the revolving loan portion of the Agreement at December 31, 1999 and 1998, respectively.



The Agreement includes covenants, the most restrictive of which require the maintenance of various debt and net worth ratios.  An annual commitment fee, calculated based upon the company's

consolidated leverage ratio, as defined by the Agreement, is due on the unused portion of the facility quarterly.  The commitment fee in effect at the end of both 1999 and 1998 on the unused portion of the available credit was 0.15% for both years.  Borrowings under the

Agreement bear interest at a rate equal to the sum of the base rate,

or a Eurodollar rate, at the option of the company, plus an applicable percentage based on the company's consolidated leverage ratio, as defined by the Agreement.  The base rate is equal to the greater of the federal funds rate in effect on such day plus 0.5%, or the prime rate in effect on such day.  Borrowings under the Agreement are not collateralized.  The weighted average interest rate for the borrowings outstanding under the Agreement at December 31, 1999 and 1998 was

7.62% and 6.28%, respectively.



On April 2, 1998, the company privately placed $50 million of Series A

Senior Notes with Prudential Insurance Company. On October 31, 1998,

the company issued, also with Prudential Insurance Company, $25 million in principal amount of Senior Shelf Notes (collectively referred to as the "Notes").  The company used the proceeds from the sale of the Notes to pay down existing borrowings under the term loan and finance an acquisition.



The Notes are not collateralized and bear interest at a fixed weighted average rate of 6.53%. The Notes mature in 12 years after issuance and require equal principal payments annually beginning in 2006.  The agreement between the company and Prudential Insurance Company pursuant to which the Notes were issued includes covenants, the most restrictive of which require the company to maintain certain debt ratios and levels of net worth.  These covenants are no more restrictive than the covenants made by the company in connection with the aforementioned Credit Agreement.



The company has entered into interest rate swap agreements, which expire at various times through October 2002, to reduce the impact of

changes in interest rates on its floating rate debt.   At December 31,

1999, the company had outstanding two interest rate swap agreements with financial institutions, having a total notional principal amount of $17.6 million.  The effect of these agreements on the company's interest rates during 1999 was not significant.  Interest expense has been adjusted for the net receivable or payable under these

agreements.  The fair value of these interest rate swap agreements was

$0.2 million at December 31, 1999.  The company is exposed to credit loss in the event of non-performance by the financial institutions.

However, management does not anticipate such non-performance.



Industrial revenue bonds relate to the company's obligations on two properties located in Tennessee and Indiana.  These obligations are due in monthly or annual installments including principal and interest at rates varying from 5.7% to 10.0% at December 31, 1999.  These obligations mature at various dates through 2004.



The aggregate scheduled maturities of long-term debt and industrial revenue bond obligations in subsequent years are as follows:







2000                   $   489

2001                       851

2002                       222

2003                       250

2004                     2,900

Thereafter              75,000

                      --------

                      $ 79,712

                      ========



On May 28, 1999, the company entered into an accounts receivable sales arrangement with a bank.  The company has sold $67.2 million in accounts receivable to the bank during 1999 under this arrangement.

At December 31, 1999, the company had outstanding $8.4 million of accounts receivable which have been sold to the bank but for which the customers' cash has not yet been collected.  The cash flow impact of this arrangement is reported as cash flows from operations in the 1999

Consolidated Statement of Cash Flows.  Under this arrangement, the company is required to repurchase from the bank the first $0.5 million and amounts greater than $1.0 million of the aggregate uncollected receivables during a twelve month period.







7.

______________________________________________________________________

INCOME TAXES



Components of earnings before income taxes are as follows:






                                                            1999              1998              1997

                                                            ----            --------         ---------
Earnings (loss) before income taxes:

   Domestic                                                $106,234         $ 81,081          $ 58,706

   Foreign                                                     (228)             331              (889)

                                                            --------        --------          --------

   TOTAL                                                   $106,006         $ 81,412          $ 57,817

                                                            --------        --------          --------



The provision for taxes on income is as follows:







                                                           1999               1998              1997

                                                         --------           --------         ---------
Current:

   Federal                                                $ 36,715          $ 32,251          $ 22,307

   State                                                     3,291             3,424             1,973

   Foreign                                                    (192)              105               286

                                                          --------          --------          --------

      Total current                                         39,814            35,780            24,566

                                                          --------          --------          --------

Deferred . federal and state                                  (592)           (5,748)           (3,172)

                                                          --------          --------          --------

Provision for taxes on income                             $ 39,222          $ 30,032          $ 21,394

                                                          ========          ========          ========




The Federal statutory income tax rate is reconciled to the company's effective income tax rate as follows:





                                                                        1999              1998               1997

                                                                      --------          --------          ---------

Federal income tax at statutory rate                                     35.0%             35.0 %            35.0 %

State income taxes, net of federal

   income tax benefit                                                     2.2               2.6               2.2

Non-deductible goodwill amortization                                      1.4               1.1               1.4

Tax-exempt FSC income                                                    (1.2)             (1.1)             (1.9)

Adjustments to prior years' income

   tax accruals                                                          --                --                (1.1)

Provision for tax on foreign income, net of

   foreign tax credit                                                    (0.1)             --                 1.5

Elimination of valuation allowance                                       --                (1.0)             --

Other                                                                    (0.3)              0.3              (0.1)

                                                                      --------          --------           --------

Provision for taxes on income                                            37.0%             36.9 %            37.0 %

                                                                      ========          ========          ========


The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations.  A summary of the deferred income tax accounts at

December 31 is as follows:






                                                                          1999             1998

                                                                        --------         --------

Current deferred tax assets:

   Inventories                                                          $  4,365        $  3,559

   Accounts receivable                                                       925             793

   Product warranty reserves                                               5,339           4,567

   Product liability reserves                                              3,165           3,988

   Environmental reserves                                                    186             194

   Future customer discount reserves                                         425             742

   Other employee-related benefits

      and allowances                                                       5,124           4,616

   Property, plant and equipment                                           1,016           1,205

   Other                                                                   1,983           2,018

                                                                        --------         --------

Future income tax benefits, current                                     $ 22,528        $ 21,682

                                                                        ========        ========



Non-current deferred tax assets (liabilities):

   Property, plant and equipment                                       $( 11,753)       $(10,040)

   Postretirement benefits

      other than pensions                                                  7,775           7,694

   Deferred employee benefits                                              4,782           3,034

   Severance benefits                                                      1,106           1,167

   Product warranty reserves                                               1,130           1,057

   Environmental reserves                                                    399             458

   Net operating loss carryforwards                                        1,874           2,186

   Other                                                                     --               11

                                                                         --------       --------

Net future income tax

   benefits, non-current                                               $   5,313       $   5,567

                                                                         ========       ========




The company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the company either considers these earnings to be invested for an indefinite period or anticipates that when such earnings are distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.



As of December 31, 1999, the company has approximately $16.7 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities.  The company also has acquired federal net operating losses of $4.8 million available to reduce federal taxable income.  These loss carryforwards expire in varying amounts through 2012.  A valuation allowance was recorded at December

31, 1997, to reflect the estimated amount of deferred assets which may not be realized due to the possible limitation on the future use of certain state tax net operating loss carryforwards.  During 1998, the company eliminated the valuation allowance to reflect certain tax strategies designed to utilize these net operating loss carryforwards.





8.

---------------------------------------------------

EARNINGS PER SHARE



The following is a reconciliation of the average shares outstanding used to compute basic and diluted earnings per share.





                                    1999                    1998                  1997

                            --------------------    -------------------   --------------------

                                          Per                     Per                  Per

                                         Share                   Share                Share

                             Shares      Amount      Shares      Amount      Shares   Amount

                             -----       -----       -----       -----       -----    -----


Basic EPS                   25,991,711    $2.57     25,932,356    $1.98     25,900,682  $1.41

                                          =====                   =====                 =====





Effect of dilutive

   securities

    stock options              208,955                192,711                 195,847

                           ------------             ----------               ---------





Diluted EPS                 26,200,666    $2.55     26,125,067    $1.97     26,096,529  $1.40

                             ==========   =====     ==========    =====     ==========  =====








9.

------------------------------------------------

STOCKHOLDERS' EQUITY




Authorized capitalization consists of 75 million shares of $.01 par value common stock and 3.5 million shares of $.01 par value preferred stock.  None of the preferred shares have been issued.  Pursuant to a

Rights Agreement dated August 5, 1996, each common share carries with it four-ninths of a Right to purchase additional stock.  The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of

20% or more of the common stock by a person or group, or the commencement of a tender offer for 20% or more of the common stock.

In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person,

subject to approval by the board of directors, each full Right permits the holder to purchase one share of common stock for $100.  The Rights expire on September 18, 2006 and may be redeemed by the company for

$.01 per Right (in cash or stock) under certain circumstances.



On February 17, 1999, the company's board of directors authorized a three-for-two stock split of the company's shares in the form of a 50-

percent stock dividend payable on April 1, 1999, to shareholders of record on March 1, 1999.  As a result of the stock split, 8,652,289 shares were issued.  All references in the financial statements to average number of shares outstanding, earnings per share amounts, and market prices per share of common stock have been restated to reflect this split.  The company also split its common stock on a three-for-

two basis on June 30, 1997.



On October 19, 1999, the board of directors authorized the company to repurchase up to 1.5 million shares of common stock.  Such repurchases will be in the open market as the company may determine from time to time.  As of December 31, 1999, no shares had been repurchased pursuant to this authorization.





10.

--------------------------------------------

STOCK OPTIONS



The company maintains two stock plans, The Manitowoc Company, Inc.

Stock Plan and The Manitowoc Company, Inc. Non-Employee Director Stock

Plan, for the granting of stock options as an incentive to certain employees and to non-employee members of the board of directors.

Under these Plans, stock options to acquire up to 1.125 million

(employees) and 0.125 million (non-employee directors) shares of common stock, in the aggregate, may be granted under a time-vesting formula at an exercise price equal to the market price of the common stock at the date of grant.  The options become exercisable in equal

25% increments beginning on the second anniversary of the grant date over a four year period and expire ten years subsequent to the grant date.  Stock option transactions under these Plans for the years ended

December 31, 1999, 1998 and 1997 are summarized as follows:




                                       1999                            1998                         1997

                              ----------------------       --------------------------    -------------------------

                                           Weighted                       Weighted                        Weighted

                                           Average                         Average                        Average

                                           Exercise                       Exercise                        Exercise

                               Shares       Price             Shares       Price          Shares          Price

                               ------      -------           -------     ----------      -------         ----------


Options outstanding,

   beginning of year           610,006      $18.63            608,181      $13.66         322,650        $ 8.97

Options granted                221,557      $25.58            209,400      $30.54         290,475        $18.78





Options exercised             (144,177)     $11.50           ( 59,541)     $ 8.33        (  4,944)       $ 7.78



Options forfeited             ( 75,505)     $25.84           (148,034)     $19.19              --            --

                              --------                        -------                      -------

Options outstanding,

   end of year                 611,881      $21.94            610,006      $18.63          608,181       $13.66

                              ========                        =======                      =======



Options exercisable,

   end of year                  47,444      $15.58             54,134       $9.02           31,083       $ 7.78

                              ========                        =======                      =======




The outstanding stock options at December 31, 1999, have a range of exercise prices of $7.78 to $30.54 per option.  The following shows the options outstanding and exercisable by range of exercise prices at

December 31, 1999:


                   Options Outstanding                          Options Exercisable

--------------------------------------------------------------------------------------

                                 Weighted

                                 Average       Weighted                       Weighted

                                 Remaining     Average                        Average

Range of                         Contractual   Exercise                       Exercise

Exercise Prices     Outstanding   Life (Years)  Price          Exercisable    price

---------------     ----------   -----------   --------       ----------     ----------
$7.78-$9.93           106,625          6.0      $ 9.26          20,724          $ 9.32

$18.78-$25.58         366,052          8.1      $22.37          22,970          $18.78

$30.54                139,204          7.6      $30.54           3,750          $30.54

                     ---------    -----------   --------        --------      --------

                      611,881          7.6      $21.94          47,444          $15.58

                     ---------                                 --------


The weighted average fair value at date of grant for options granted during 1999, 1998 and 1997 was $9.56, $11.77 and $6.29 per option,

respectively.  The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:


                                        1999              1998              1997

                                        ----              ----              ----


Expected life (years)                    7                 7                 7

                                       -------           -------           -------

Risk-free interest rate                  5.0%              5.8 %             6.7 %

                                       -------           -------           -------

Expected volatility                     30.9%             31.9 %            27.6 %

                                       -------           -------           -------

Expected dividend yield                  1.3%              1.5 %             2.3 %

                                       -------           -------           -------


The company applies Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in the statements of earnings.  Had compensation cost been determined under an alternative method suggested by FAS No. 123, "Accounting for Stock-Based

Compensation," net income would have decreased $877, $547, and $263 in

1999, 1998, and 1997, respectively; and diluted earnings per share would have been $2.52, $1.95 and $1.38 in 1999, 1998, and 1997,

respectively.







11.

---------------------------------------

ACQUISITIONS



On January 11, 1999, the company acquired all of the issued and outstanding shares of Purchasing Support Group LLC (PSG), a four-

member beverage service organization.  The new operation, renamed

Manitowoc Beverage Systems, Inc. (MBS), provides full-service parts,

components, and dispenser systems support to bottlers in the beverage industry.  MBS is made up of companies that have been serving soft-

drink bottling operations throughout the United States since the 1960s with a variety of equipment services for beverage dispensing systems.

MBS operates in the Northeast, Atlantic Coast, Southeast, Central and

Western United States.




The aggregate consideration paid by the company for the issued and outstanding shares of the four-member companies of PSG was $43,686,

which is net of cash acquired of $764 and includes direct acquisition costs of $538, assumed liabilities of $5,912, and the receipt of a post-closing net worth adjustment in January 2000 of $141.



The acquisition of MBS has been recorded using the purchase method of accounting.  The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed.  The excess of the cost over the fair value of the net assets acquired is $34,019 and is being amortized over a weighted average life of 38 years.  The results of MBS's operations subsequent to the date of acquisition are included in the Consolidated

Statement of Earnings for the year ended December 31, 1999.



On April 9, 1999, the company acquired all of the issued and outstanding shares of Kyees Aluminum, Inc., a leading supplier of cooling components for the major suppliers of fountain soft-drink beverage dispensers.  The aggregate consideration paid by the company was $28,471 which is net of cash acquired of $1,010 and includes direct acquisition costs of $319, assumed liabilities of $2,151, and the payment of a post-closing net worth adjustment during the third quarter of $1,263 to the former owners of the company.  Kyees'

aluminum "cold plates" are a key component used to chill soft-drink beverages in dispensing equipment.  Located in La Mirada, California,

Kyees is a technology leader in manufacturing cold plate equipment, in both quality and engineering design.





The acquisition of Kyees has been recorded using the purchase method

of accounting.   The cost of the acquisition has been allocated on the

basis of the estimated fair values of the assets acquired and the liabilities assumed.  The preliminary estimate of the excess of the cost over the fair value of the net assets acquired of $24,024 is being amortized over a weighted average life of 38 years.  The results of Kyees' operations subsequent to the date of acquisition are included in the Consolidated Statement of Earnings for the year ended

December 31, 1999.





Pro-forma results of operations for MBS and Kyees are not presented,

as the amounts do not differ significantly from the actual results of the company.



On November 3, 1998, the company acquired substantially all of the net assets and business of U.S. Truck Crane, Inc. (USTC), from a subsidiary of UK-based Powerscreen International PLC.  Located in

York, Pennsylvania, USTC builds three proprietary product lines,

including boom trucks, rough terrain forklifts, and other types of material handling equipment.



The aggregate consideration paid by the company for the net assets of

USTC was $51,478 which includes direct acquisition costs of $478,

assumed liabilities of $7,425, and the receipt of a post-closing net worth adjustment in July 1999 of $2,053.



The acquisition of USTC has been recorded using the purchase method of accounting.  The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed.  The excess of the cost over the fair value of the net assets acquired is $38,039 and is being amortized over a weighted average life of 38 years.  The results of USTC's operations subsequent to the date of acquisition are included in the Consolidated

Statements of Earnings for the years ended December 31, 1999 and 1998.



The following unaudited information presents, on a pro-forma basis,

the USTC acquisition as if it had occurred at the beginning of 1998:




Net sales                     $723,178

                              --------

Net earnings                  $ 52,476

                              --------

Basic earnings per share      $   2.02

                               -------

Diluted earnings per share    $   2.01

                              --------





On October 31, 1997, the company acquired substantially all of the net assets and business operated by SerVend International, Inc. (SerVend)

from SerVend and its affiliate, Fischer Enterprises, Ltd.  SerVend is one of the world's largest manufacturers of ice/beverage dispensers and dispensing valves for the soft drink industry.  Its customers include many of the major quick-service restaurant chains, convenience stores, and soft-drink bottlers in the nation.



The aggregate consideration paid by the company for the net business assets of SerVend was $72,946 which is net of cash acquired of $119,

and includes direct acquisition costs of $1,167, and assumed liabilities of $6,250.



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

Statements of Earnings for the years ended December 31, 1999, 1998 and

1997.



On January 14, 2000, the company acquired certain assets of Pioneer

Holdings LLC, a manufacturer of hydraulic boom trucks, from Mega

Manufacturing.  The acquisition compliments the company's Manitex and

USTC product lines.



On February 10, 2000, the company acquired all the outstanding common stock of Beverage Equipment Supply Company (BESCO), a leading mid-west wholesale distributor of beverage dispensing equipment.  BESCO was integrated with the company's MBS operation.





12.

---------------------------------------

ASSETS HELD FOR SALE





The company holds assets for sale which include land and improvements,

buildings, and certain machinery and equipment at the "Peninsula facility" located in Manitowoc, Wisconsin, and land and building located in Scotts Hill, Tennessee. The current carrying value of these assets, determined through independent appraisals, is $3,287 and is included in other assets on the consolidated balance sheet at December

31, 1999.  The company has reserved for the future holding costs,

which are included in accounts payable and accrued expenses,

consisting primarily of utilities, security, maintenance, property taxes and insurance.  The company has also recorded reserves for potential environmental liabilities on the Peninsula location.  During the year ended December 31, 1999, $363 was charged against these reserves.  Charges against these reserves in 1998 and 1997 were insignificant.





13.

------------------------------------------

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



Recent estimates indicate that the total costs to clean up the Site are approximately $30,000.  Although liability is joint and several,

the company's percentage share of liability is estimated to be 11% of the total cleanup costs.  Prior to December 31, 1996, the company accrued $3,300 in connection with this matter.  Expenses recorded in

1999, 1998 and 1997 were insignificant.  Remediation work at the Site has been completed, with only long-term pumping and treating of groundwater and Site maintenance remaining.  The remaining estimated liability for this matter, included in other current and noncurrent liabilities at December 31, 1999, is $1,100.



As of December 31, 1999, 29 product-related lawsuits were pending.  Of these, two occurred between 1985 and 1990 when the company was completely self-insured.  The remaining lawsuits occurred subsequent to June 1, 1990, at which time the company has insurance coverages ranging from a $5,500 self-insured retention with a $10,000 limit on the insurer's contribution in 1990, to the current $1,000 self-insured retention for Cranes and Marine cases ($100 for Foodservice cases) and

$50,000 limit on the insurer's contribution.



Product liability reserves included in accounts payable and accrued expenses at December 31, 1999 are $8,219; $2,602 reserved specifically for the 29 cases referenced above, and $5,617 for claims incurred but not reported.  These reserves were estimated using actuarial methods.

The reserves for the two uninsured claims are insignificant.  The highest current reserve for an insured claim is $985.  Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured and insured claims.

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



The company is also involved in various other legal actions arising in the normal course of business.  After taking into consideration legal counsels' evaluation of such actions, in the opinion of management,

ultimate resolution is not expected to have a material adverse effect on the consolidated financial statements of the company.




14.

---------------------------------------------

RETIREMENT AND HEALTH CARE PLANS



The company provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees.

Company contributions to the plans are based upon formulas contained in such plans.  The company also has a defined contribution plan in which the company matches 25% of participant contributions up to a maximum of 5% of a participant's compensation.  Total costs incurred under these plans were $14,271, $12,909 and $10,371, in 1999, 1998 and

1997, respectively.



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








                                               1999        1998         1997

                                              -----       ------      -------
   Service cost - benefits earned

      during the year                          $  395     $  296      $  260

   Interest cost on accumulated

      postretirement health

      benefit obligation                        1,325      1,144       1,088

   Amortization of actuarial gain                --         (127)       (197)

                                             ------       ------      ------

   Net periodic postretirement

      health benefit cost                      $1,720    $ 1,313      $1,151

                                             ------       ------      ------






The following is a reconciliation of the change in the accumulated periodic postretirement health benefit obligation from January 1,

1998, through December 31, 1999, and a reconciliation of the postretirement benefit obligation to the accrued amount at December

31, 1999 and 1998:




                                                         1999         1998

                                                         ----         ----


Benefit obligation, beginning of year                   $ 16,948    $ 15,712

Service cost                                                 395         296

Interest cost                                              1,325       1,144

Participant contributions                                    810         818

Actuarial loss                                             1,946       1,093

Benefits paid                                            (2,333)     (2,115)

                                                        --------    ---------

 Benefit obligation, end of year                         $ 19,091   $ 16,948

                                                        ========    =========



Status of the plan, unfunded                            $ 19,091    $ 16,948

Unrecognized net gain                                        821       2,757

                                                        --------    ---------

Accrued benefit, end of year                            $ 19,912    $ 19,705

                                                        ========    =========








The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 5%.  Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $2,699 at December 31, 1999, and the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $298 for 1999.  Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement health benefit obligation by

$2,208 at December 31, 1999, and the aggregate of the service and interest cost components of net periodic postretirement health benefit costs by $240 for 1999.



The discount rate used in determining the accumulated postretirement health benefit obligation is 7.25% for 1999 and 7.00% for 1998.  The plan is unfunded.



It is reasonably possible that the estimate for future retirement and health care costs may change in the near future based upon changes in the health care environment or changes in interest rates which may arise.  Presently, there is no reliable means to estimate the amount of any such potential changes.





15.

----------------------------------------

LEASES



The company leases various property, plant and equipment.  Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property.  Rental expense attributable to operating leases was

$4,847, $2,848 and $3,390 in 1999, 1998 and 1997, respectively.

Future minimum rental obligations under noncancelable operating leases, as of December 31, 1999 are payable as follows:





2000               $  5,748               2003            $  4,120

2001               $  5,191               2004            $  3,399

2002               $  4,566               Thereafter      $ 11,399







16.

------------------------------------------

BUSINESS SEGMENTS



The company identifies its segments using the "management approach"

which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments.



The company has three reportable segments:  Foodservice Equipment

(Foodservice), Cranes and Related Products (Cranes), and Marine.



Foodservice products consist primarily of commercial ice cube machines, dispensers, and related accessories, as well as commercial refrigerators and freezers and beverage dispensers.  Foodservice distributes its products primarily in the United States, Southeast

Asia and Europe.   Foodservice products serve the lodging, restaurant,

health care, convenience store and soft-drink bottling markets which are impacted by demographic changes and business cycles.



Cranes products consist primarily of crawler and truck-mounted lattice boom and hydraulic cranes and excavators which serve the construction,

energy, and mining industries.  Cranes distributes its products primarily in the United States, Europe, Southeast Asia and the Middle

East.  Cranes operations are tied most closely to energy and infrastructure projects throughout the world.



Marine provides ship-repair and construction services to foreign and domestic vessels operating on the Great Lakes and eastern seaboard.

Marine serves the Great Lakes maritime market consisting of both U.S.

and Canadian fleets, inland waterway operators, and oceangoing vessels that transit the Great Lakes and St. Lawrence Seaway.



The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain expenses are not allocated to the segments.  These unallocated expenses are corporate overhead, intangible asset amortization, interest expense and income taxes.  The company evaluates segment performance based upon profit or loss before the aforementioned expenses.



The company is organized primarily on the basis of products and is broken down into 19 business units.  Nine of the business units have been aggregated into the Foodservice Segment; seven of the business units have been aggregated into the Cranes Segment; and three business units make up the Marine Segment.



Information about reportable segments and a reconciliation of total segment assets to the consolidated totals as of December 31, 1999 and

1998, and total segment sales and profits to the consolidated totals for the years ending December 31, 1999, 1998 and 1997 are summarized

on page 30.   The following is sales and long-lived asset information

by geographic area as of and for the years ended December 31:






                                           Sales                                Long-Lived Assets

                            ---------------------------------------           ----------------------

                               1999           1998            1997             1999            1998

                            -------        -------         -------          -------            ----


United States                $718,768     $616,129        $459,704          $331,758       $282,747

Other North America            25,213       16,881           8,309              --               --

Europe                         32,246       36,917          23,345             5,479          5,548

Asia                           11,174       12,920          27,235             2,005          1,842

Middle East                     2,113        5,610           3,289               --              --

Central & South America         4,073        1,949          14,766               --              --

Africa                          5,890        1,774             663               --              --

South Pacific & Caribbean       6,014        2,642           8,553               --              --

                             --------       --------        --------         --------       ---------

                             $805,491     $694,822        $545,864          $339,242       $290,137

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









      /s/  Terry D. Growcock                      /s/  Glen E. Tellock

      -----------------------                     --------------------

      Terry D. Growcock                           Glen E. Tellock

      President &                                 Vice President &

      Chief Executive Officer                     Chief Financial

                                                  Officer






REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

----------------------------------------



To the Stockholders and Board of Directors of

The Manitowoc Company, Inc. and Subsidiaries





In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of The Manitowoc Company, Inc. and its Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended December 31,

1999, 1998 and 1997, in conformity with accounting principles generally accepted in the United States.  These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,

assessing the accounting principles used and  significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.





/s/  PricewaterhouseCoopers LLP

----------------------------------

PRICEWATERHOUSECOOPERS LLP



Milwaukee, Wisconsin

January 25, 2000 except for information in Note 4, for which the date is February 10, 2000










                          SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

      The table below presents unaudited quarterly data for the years ended December 31, 1999 and 1998

                               (Thousands of dollars, except per share data)





                                               1999                                                     1998

                            ---------------------------------------------            ------------------------------------------

                              First      Second      Third       Fourth             First       Second      Third       Fourth

                              ------     ------      ------      ------             ------      ------    ---------   ---------

Net sales                     $184,189    $226,342    $213,898   $181,062          $154,139    $188,899    $184,023    $167,761

Gross profit                    52,560      65,718      62,515     52,919            43,472      53,094      53,280      45,775

Net earnings                    12,428      20,986      19,378     13,992             9,337      15,408      15,203      11,432

Per share amounts:   *

  Basic earnings per share         .48         .81         .75        .54               .36         .59         .59        .44

  Diluted earnings per share       .47         .80         .74        .53               .36         .59         .58        .44

  Dividends per common share       .075        .075        .075       .075              .075        .075        .075       .075




*    Per share data adjusted to reflect the April 1, 1999 three-for-two stock split.









                                                     QUARTERLY COMMON STOCK PRICE RANGE









                             Year Ended                         Year Ended                          Year Ended

                         December 31, 1999                  December 31, 1998                   December 31, 1997

                         ------------------                 ------------------              --------------------------



                   High        Low        Close        High         Low       Close        High         Low        Close

                   ----       ----         ----        ----        ----       -----        ----        ----        -----


1st Quarter       $30.33      $24.21      $27.92      $26.75      $19.42      $25.75      $17.78      $14.89      $16.06

2nd Quarter        42.00       27.00       41.63       31.21       25.40       26.87       21.11       15.33       20.78

3rd Quarter        43.75       32.56       34.13       27.92       16.33       20.09       26.63       21.13       23.79

4th Quarter        35.63       26.00       34.00       29.59       16.46       29.59       25.46       19.67       21.67




The company's common stock is traded on the New York Stock Exchange.

The share prices shown above have been adjusted for the 1999 and 1997 three-for-two stock splits.








GLOSSARY

--------





Financial Terms

---------------



BACKLOG:   Firm, unfilled orders.  An indicator of future sales.



BOOK VALUE:  Another term for shareholder equity, most often shown on a per-share basis.



CAPITALIZATION:  The total market value of a company's outstanding stock . that is, the stock price multiplied by the number of shares.



CASH FLOW:  Funds generated by a company to operate the business, make capital investments, repay debt, pay dividends, repurchase stock, and make acquisitions.


COST OF CAPITAL:  A weighted average of the after-tax cost of equity and borrowed funds used to invest in operating capital for a business.



CURRENT RATIO:  Current assets divided by current liabilities, an indicator of liquidity.



ECONOMIC VALUE-ADDED (EVA): A measure to determine if a company is creating or destroying value for its shareholders.  EVA is calculated by taking after-tax operating profits and subtracting the cost of capital.  Manitowoc uses this measure to evaluate its performance, to drive its decision-making, to incentivize management, and to evaluate acquisition opportunities.



OUTSOURCING: Contracting with an external supplier to provide a product or function deemed to be a non-core operation.



PRICE TO EARNINGS RATIO:  The price of a stock divided by its earnings per share.  Also known as P/E, multiple or valuation.  This measure tells investors how much they are paying for a company's earnings.



RETURN ON EQUITY:  Net earnings divided by stockholders' equity; a measurement of the amount earned on the shareholders' investment.



RETURN OF INVESTED CAPITAL:  An EVA measurement of operating profit after-tax divided by invested capital, an indicator of how efficiently the company employs its assets.


STOCK REPURCHASE PLAN:  A systematic approach in which a company repurchases its stock.  The result of this action increases the percent of ownership each remaining shareholder has in the company.



TOTAL RETURN:   Return on an investment that includes any dividends or

interest as well as price appreciation.





Industry Terms

--------------



BACKHOE DREDGE:  Excavates underwater material ranging from clay and sand to blasted and unblasted rock from a channel or harbor one bucketful at a time.  The dredge hull is usually unpowered and must be towed to the digging site.  Most backhoe dredges are equipped with hydraulic excavators capable of digging at depths up to 75 feet.



BACKROOM BEVERAGE EQUIPMENT:  Refers to the backroom support equipment necessary to deliver syrup, carbonated water, and pre-mixed soft drinks from their storage containers to the dispensing device.  This equipment would include pre-chillers, carbonators, regulators, pumps,

valves, tubing, and fabricated box racks.



BOOM TRUCK:  A hydraulic telescopic crane mounted to a commercial truck chassis.  A boom truck differs from a truck crane because it can haul up to several thousand pounds of payload on its cargo deck.



COLD PLATE:  An integral component of an ice/beverage dispenser that consists of a cast aluminum block and stainless steel tubing that cools syrup and carbonated water to an ideal serving temperature as these liquids flow through the cold plate to the beverage dispensing valve.



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



GRAVING DOCK:  An in-ground concrete structure in which ships can be built or repaired.  Because a graving dock is equipped with pumps and watertight gates, it can be flooded so ships can float in, then be pumped dry so crews can work on parts of the ship that are normally underwater.



HOPPER DREDGE:  A fully powered vessel that excavates underwater material using powerful suction devices.  Dredged material is then stored onboard the vessel for transportation to an approved disposal site, or can be pumped onboard dump scows or split-hull barges.



ICE/BEVERAGE DISPENSER:  A foodservice appliance that dispenses ice and soft drinks for self-serve applications in quick-service restaurants and convenience stores.



KIOSK:  A limited-menu, walk-up, quick-service restaurant that sells food which usually is prepared elsewhere.



LATTICE BOOM: A fabricated, high-strength steel structure that usually has four cords and tubular lacings.  Lattice booms typically weigh less and provide higher lifting capacities than telescopic booms of similar length.



LUFFING JIB:  A fabricated structure similar to, but smaller than, a lattice boom.  Mounted at the tip of a lattice boom, a ffing jib easily adjusts its angle of operation - a capability that is not possible with a conventional fixed-jib attachment.



REACH-IN:  A refrigerated cabinet typically used in foodservice applications for short-term storage of perishable items at safe temperatures prior to preparation or serving.



SELF-UNLOADING VESSEL: The fleet of ships operating on the Great Lakes that are equipped with cargo-hold conveyors and lattice discharge booms.  This equipment enables vessels to offload their bulk cargoes,

such as iron ore, coal, or limestone, without requiring dockside assist equipment.



TELESCOPIC BOOM:  A box-section boom, made of several overlapping sections, that are extended or retracted to a desired length using hydraulic or mechanical means.




TRUCK CRANE:  Can refer to either a hydraulic telescopic or lattice-

boom crane that is mounted on a rubber-tired carrier and is capable of traveling at highway speeds from one project to the next.



TUG/BARGE:  A new form of Great Lakes bulk cargo transportation that uses a non-powered notch barge that is pushed by a high horsepower diesel tugboat.



WALK-IN:  A large, foamed-in-place, refrigerated structure, often found in restaurants, that can be equipped with cooling or freezing systems for long-term storage of food-service items before

preparation.







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

CDT, Tuesday, May 2, 2000, in the ballroom of the Holiday Inn at

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





Manitowoc Shareholders

----------------------

On December 31, 1999, there were 26,088,369 shares of Manitowoc common stock outstanding.  At such date, there were 2,746

shareholders of record.





Form 10-K Report

----------------

Each year, Manitowoc files its Annual Report on Form 10-K with the

Securities and Exchange Commission.  Most of the financial information contained in that report is included in the Annual Report to

Shareholders.



A COPY OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE

COMMISSION FOR 1999, MAY BE OBTAINED BY ANY SHAREHOLDERS, WITHOUT

CHARGE, UPON WRITTEN REQUEST TO:



Maurice D. Jones, General Counsel and Secretary

The Manitowoc Company, Inc.

P. O. Box 66

Manitowoc, WI  54221-0066




Dividends

---------

Common stock dividends are usually considered in conjunction with quarterly meetings of Manitowoc's board of directors.  Manitowoc has paid quarterly dividends, without interruption, since 1971.







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





Analysts & Portfolio Managers:

------------------------------

Glen E. Tellock, Vice President & Chief Financial Officer

Telephone:              920-683-8122

Telefax:                920-683-8138



Media Inquiries:

----------------

Steven C. Khail, Director of Investor Relations and Corporate Communications

Telephone:              920-683-8128

Telefax:                920-683-8138



General Inquiries:

------------------

Joan Risch, Shareholder Relations

Telephone:              920-683-8150

Telefax:                920-683-8138





Quarterly Earnings

------------------

Manitowoc is planning to announce its quarterly earnings for calendar

2000 according to the following schedule:


      1st Quarter  -  April 13, 2000

      2nd Quarter  -  July 13, 2000

      3rd Quarter  -  October 12, 2000

      4th Quarter  -  To be announced





Join MTW on the Internet at www.manitowoc.com

---------------------------------------------

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





                                                       EXHIBIT 13  -  APPENDIX A




                                                       Cross Reference or
Graph No.      Description of Graph                    Narrative Discussion
---------      --------------------                    ---------------------

   1        Bar Graph of Gross Margin             Gross Margin (Millions of Dollars)
            for fiscal year 1994                  --------------------------------
            and calendar years 1995-1999.         1994              67.9
                                                  1995              74.5
                                                  1996             134.6
                                                  1997             152.6
                                                  1998             195.6
                                                  1999             233.7

                                                  In 1999, Manitowoc's gross margin set a record
                                                  for the sixth consecutive year, climbing to $233.7
                                                  million, up 19.5% from the previous record of $195.6
                                                  million in 1998.




   2        Bar Graph of Capital Expenditures     Capital Expenditures (Millions of Dollars)
            for fiscal year 1994                  ------------------------------------------
            and calendar years 1995-1999.         1994              5.3
                                                  1995             19.2
                                                  1996              8.4
                                                  1997             12.0
                                                  1998             11.7
                                                  1999             13.7

                                                  The conversion to mixed model manufacturing at
                                                  Manitowoc Ice, the upgrade of a information system
                                                  at Kolpak, and installation of new process equipment
                                                  at Kolpak were three major capital investments Manitowoc
                                                  made during 1999.



   3        Bar Graph of Cash Flow from           Cash Flow From Operations (Millions of Dollars)
            Operations for fiscal year            -----------------------------------------------
            1994 and calendar years               1994         37.0
            1995-1999.                            1995         16.4
                                                  1996         64.5
                                                  1997         43.6
                                                  1998         56.8
                                                  1999        103.4

                                                  Although cash flow has fluctuated from year-to-year,
                                                  Manitowoc has generated a record $103.4 million of
                                                  cash in 1999, which easily eclipsed the prior record
                                                  set in 1996 by 60%.



   4        Bar Graph of Invested Capital         Invested Capital (Millions of Dollars)
            for fiscal year 1994 and              --------------------------------------
            calendar years 1995-1999.             1994        130.0
                                                  1995        139.8
                                                  1996        243.3
                                                  1997        256.8
                                                  1998        339.9
                                                  1999        413.1

                                                  As Manitowoc continues to grow, it prudently manages
                                                  its invested capital using EVA principles to ensure
                                                  optimum shareholder returns.



   5        Bar Graph of Debt to Capital          Debt to Capital (Percent)
            fiscal year 1994 and calendar         --------------------------------------------
            calendar years 1995-1999.             1994         --
                                                  1995        62.8
                                                  1996        46.6
                                                  1997        50.4
                                                  1998        44.7
                                                  1999        32.5

                                                  Manitowoc does not impose a limit on its debt-to-
                                                  capital ratio, but prefers to evaluate acquisitions
                                                  based on their ability to generate cash for debt
                                                  repayment purposes.  Prior to 1995, Manitowoc had
                                                  no debt.



   6        Bar Graph of International Shipment   International Shipments (Millions of Dollars)
            for fiscal year 1994 and calendar     ----------------------------------------
            years 1995-1999.                      1994         56.9
                                                  1995         61.0
                                                  1996         67.6
                                                  1997         74.6
                                                  1998         78.7
                                                  1999         86.7

                                                  As international economies improve and as Manitowoc
                                                  expands into targeted foreign markets, our export
                                                  shipments will become a larger percentage of our
                                                  sales mix.

