Form 10-K, Exhibit 13
period 2000-12-31
MANITOWOC CO INC
filed 2001-03-30
CIK 61986

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION


The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes appearing in this annual report.



Overview - The Manitowoc Company, Inc. (referred to as the

"company," "MTW," "we," "our," and "us") is a leading manufacturer of engineered capital goods and support services for selected market segments which today include Foodservice Equipment, Cranes and Related Products, and Marine. The centerpiece of our efforts is and will continue to be providing high-quality, customer-focused products and services to the markets we serve in a manner that continuously adds economic value to MTW for our shareholders.

  In the context of providing high-quality, customer-focused products and services to our customers and creating economic value for our shareholders, we have established the following goals to be achieved by the end of 2002. Crucial to the achievement of these goals has been and will continue to be new-product innovation plus business and product line acquisitions.



2002 GOALS
-----------


 Reach $1.3 billion in sales.
 ------------------------------------------------------------


 Generate 80% of revenues from new products/models introduced or acquired since 1998.
 ------------------------------------------------------------


 Be EVA(R) accretive in each business unit each year.
 ------------------------------------------------------------


 Supplement core businesses with strategic acquisitions.

 Continue to make global expansion a key priority.
 ------------------------------------------------------------


 Pursue ISO quality certification for all non-marine operations.
 ------------------------------------------------------------




On our way to realizing the goals set forth above, we are proud to highlight a few key achievements during 2000:

*We posted record 12-month revenues of $873.3 million in 2000 with the increase over 1999 coming from newly acquired businesses.

*We completed five acquisitions during 2000 for an aggregate cost of $99.0 million--with at least one acquisition being completed in each of our segments.

*We generated $63.0 million in operating cash flows that were used to reinvest in our businesses through capital expenditures of

$13.4 million, to repurchase 1.9 million shares of MTW stock, and to complete the acquisitions.

*We invested $2.6 million in manufacturing process improvements and growth initiatives as well as $6.7 million in research and development that led to the launch of several new products in each segment.

*A total of $35.4 million of EVA was generated during the year.

*We reduced our cash gap during the year from 50 days in 1999 to

47 days at the end of 2000.



The following discussion and analysis covers the key drivers of our results for 2000. First, we provide an overview of our results of operations for the years 1998 through 2000 on a consolidated basis and by business segment. The following sections contain a

discussion of new acquisitions, liquidity and financial condition of MTW, and our market risk management techniques. Lastly, we provide a discussion of contingent liability issues, impact of accounting changes, and cautionary statements.





RESULTS OF OPERATIONS

Consolidated
------------



 In Thousands:                        2000          1999          1998
                                  --------      --------      --------

 Net sales(1)                     $873,272      $824,339      $703,920

 Cost of sales                     637,538       590,627       508,299
 ---------------------------------------------------------------------

 Gross profit                      235,734       233,712       195,621

 Engineering, selling &

  administrative expenses          114,901       107,369        98,120

 Amortization                        8,181         7,392         4,881
 ---------------------------------------------------------------------

 Operating income                  112,652       118,951        92,620

 Interest expense                  (14,508)      (10,790)       (9,741)

 Other expense                      (2,024)       (2,155)       (1,467)
 ---------------------------------------------------------------------

 Earnings before taxes              96,120       106,006        81,412

 Income taxes                       35,852        39,222        30,032
 ---------------------------------------------------------------------

 Net earnings                     $ 60,268      $ 66,784      $ 51,380
 =====================================================================




(1)During 2000, we reclassified certain boom-truck costs

formerly reported as a component of net sales to cost of

sales, due to the implementation of Emerging Issues Task Force

(EITF) No. 99-19, "Reporting Revenues Gross as a Principal

versus Net as an Agent." As a result, sales and cost of sales were increased in the Crane segment by $18.8 million and $9.1 million in 1999 and 1998, respectively.

------------------------------------------------


Net sales increased 5.9% in 2000 to $873.3 million from $824.3 million in 1999. This increase was driven by acquisitions. Net sales in 1999 increased 17.1% compared to 1998. This increase was caused half by internal growth and half from acquisitions made since 1997.

 Gross profit as a percent of net sales declined in 2000 to

27.0% from 28.4% in 1999 and 27.8% in 1998. The decline in

2000 was due to decreased volumes in our Foodservice and Crane segments, inefficiencies caused by current year investments in manufacturing process improvements, increased project work in the Marine segment, and by lower gross margins on businesses acquired in 2000 and 1999. The 1999 increase in gross margin versus 1998 was due to higher volumes in all three segments,

synergies achieved in the realignment of the two groups within the Foodservice segment, and productivity improvements

achieved within the Crane segment.

 Engineering, selling, and administrative expenses were

maintained during 2000 at 13.2% of net sales versus 13.0% and

13.9% of net sales in 1999 and 1998, respectively. The

maintenance of this ES&A ratio in 2000 was due to the

flexibility of our fixed cost structure and our resulting

ability to control costs in light of lower volumes. We

successfully maintained this cost ratio during 2000

notwithstanding our completion and assimilation of five

acquisitions and the investigation of several others. The

decrease in ES&A as a percent of sales in 1999 versus 1998 was achieved through continuing cost controls in all three

segments as well as the implementation of operating

efficiencies within the Foodservice and Crane segments.


  Amortization expense of $8.2 million during 2000 increased

10.7% over the $7.4 million reported in 1999.  Amortization

expense in 1999 increased 51.4% over the $4.9 million recorded in 1998. This increase in amortization expense in 1999 and

2000 is the result of the additional goodwill recognized

related to the eight acquisitions completed since the

beginning of 1998.

  Our operating income in 2000 of $112.7 million, or 12.9% of net sales, decreased 5.3% versus the $119.0 million, or 14.4%

of net sales, reported for 1999. Operating earnings for 1999 were 28.4% higher than the $92.6 million, or 13.2% of net

sales, reported for 1998.

  Interest expense during 2000 of $14.5 million was 34.5%

higher than the amount recorded during 1999. Interest expense of $10.8 million in 1999 was 10.8% higher than the $9.7

million recorded in 1998. This increase in interest expense

during 1999 and 2000 was due to a combination of the

additional debt incurred to fund acquisitions and to

repurchase 1.9 million shares of MTW stock during 2000. The

effective interest rate paid on all outstanding debt as of

December 31, 2000, 1999, and 1998 were 6.9%, 6.7%, and 6.3%,

respectively. These rates remained relatively stable in spite of the rising interest rate environment that began in the

middle of 1999. We controlled our exposure to interest rate

increases over this period in three ways. First, we

effectively used interest rate hedges on variable-rate debt.

Second, we benefited from our favorable fixed-rate borrowings.

Third, we effectively used alternative borrowing vehicles

outside of our existing revolver facility, such as short-term commercial paper borrowings.

  The 2000 effective income tax rate was 37.3%, compared to

37.0% in 1999 and 36.9% in 1998.  The increase in our

effective income tax rate over this three-year period is due to increasing amounts of non-deductible goodwill amortization expense arising from acquisitions.



SALES AND OPERATING PROFITS



Foodservice Equipment Segment

------------------------------



 In Thousands:             2000          1999           1998
                       --------      --------       --------

 Net sales             $425,080      $379,625       $319,457
 -----------------------------------------------------------

 Operating income      $ 61,368      $ 65,372       $ 52,950
 -----------------------------------------------------------

 Operating margin         14.4%         17.2%          16.6%
 -----------------------------------------------------------



Foodservice segment net sales rose 12.0% to $425.1 million in

2000 compared to 1999 levels. This increase was due

exclusively to acquisitions. These acquisitions included:

Kyees Aluminum, acquired in April 1999 and included in results for all of 2000, but only part of 1999; Beverage Equipment

Supply Company (BESCO), acquired in February 2000; Multiplex

Company, Inc., acquired in March 2000; and Harford Duracool

LLC, acquired in April 2000. Organic sales growth for the

Foodservice segment in 2000 was flat versus 1999 levels.

  The 18.8% increase in net sales in 1999 versus 1998 was due to increased demand for ice-cube machines resulting from the introduction of the "Q" series product by Manitowoc Ice and

the acquisitions made during the year which included Manitowoc

Beverage Systems in January 1999 and Kyees Aluminum in April

1999.

  The 6.1% decrease in operating income during 2000 versus

1999 was due to volume decreases in our businesses serving the beverage industry, decreased sales volumes of walk-in

refrigerators and freezers, and $1.5 million invested in

manufacturing process improvements at our ice-machine and

private-label refrigerator manufacturing locations during

2000. The decrease in operating margin in 2000 was due to the reasons mentioned above compounded by the lower operating

margins of acquired businesses.

  The 23.5% increase in operating income in 1999 over 1998 was primarily due to increased sales volumes and cost reductions achieved in the realignment of the Foodservice segment into

groups along market channels.





Cranes and Related Products Segment
-----------------------------------



 In Thousands:             2000              1999            1998
                       --------          --------        --------

 Net sales             $376,250          $389,510        $339,051
 ----------------------------------------------------------------

 Operating income      $ 62,876          $ 64,840        $ 48,116
 ----------------------------------------------------------------

 Operating margin         16.7%            16.6%%           14.2%
 ----------------------------------------------------------------



The 3.4% decrease in Crane segment sales in 2000 was due to

decreased domestic sales volumes of lower tonnage units in

our lattice-boom crawler crane business. In addition, our

boom-truck business experienced decreased sales volumes

combined with a shift in boom-truck sales mix toward lower

tonnage units.

  The 14.9% increase in net sales in 1999 versus 1998 was due to increased sales volumes of medium-to-high tonnage units in the lattice-boom crawler crane business as well as the

acquisition of USTC Inc. in November 1998 and increased sales penetration by our boom-truck businesses into the rental

industry.

  Operating income in the Crane segment declined 3.0% in 2000 primarily due to lower sales volumes and the shift of product sales mix in the boom-truck business toward lower tonnage

units. Operating margins remained consistent in 2000 with

1999 levels primarily due to the net effect of deteriorating product margins offset by improved ES&A margins. Gross

margins declined during 2000 primarily due to lower sales

volumes in all of the segment's businesses, the shift in

boom-truck product sales mix toward lower tonnage units, and competitive pricing pressures experienced by the boom-truck

business. ES&A margins improved during the year as the

segment continued to take advantage of cost reduction

synergies within the boom-truck business and cost reduction

initiatives implemented amongst all Crane segment businesses.

  Operating income in 1999 increased 34.8% primarily due to

the USTC acquisition completed in November 1998 and in-

creased sales volumes at each of the segment's businesses.

Operating margins improved in 1999 due to the same reasons as noted above.



Marine Segment
--------------


 In Thousands:             2000               1999           1998
                        -------            -------        -------

 Net sales              $71,942            $55,204        $45,412
 ----------------------------------------------------------------

 Operating income       $ 8,902            $ 7,297        $ 6,978
 ----------------------------------------------------------------

 Operating margin         12.4%              13.2%          15.4%
 ----------------------------------------------------------------



Marine segment revenues increased 30.3% in 2000 versus 1999.

Internal sales growth was 8.3%. Sales growth during 2000 was due to increased project and repair revenues at our

traditional facilities during the year and the acquisition of

Marinette Marine Corporation in November 2000.

  Revenues increased 21.6% during 1999 versus 1998 primarily due to higher amounts of project work and robust levels of

repair and maintenance work during the year.

  Segment operating income increased 22.0% during 2000 versus

1999 levels due to the acquisition of Marinette Marine in

November 2000 and the additional project and repair volumes

experienced during the year. Operating margins declined during the year due to the continued shift of revenues toward

project work, exacerbated by the acquisition of Marinette

Marine, which traditionally has lower margins.

  Operating income increased 4.6% in 1999 compared to 1998.

This was primarily due to additional volumes in all of the

Marine segment's activities including project, repair, and

docking services. Operating margins decreased in 1999 due to the shift in revenue mix toward more project work versus 1998 levels.



General Corporate Expenses
--------------------------


 In Thousands:                     2000         1999         1998
                               --------     --------     --------

 Net sales                     $873,272     $824,339     $703,920
 ----------------------------------------------------------------

 Corporate income (expense)    $(12,313)    $(11,166)    $(10,543)
 ----------------------------------------------------------------

 Percent of sales                 (1.4%)       (1.4%)       (1.5%)
 ----------------------------------------------------------------



Corporate expenses during 2000, 1999, and 1998 were consistent as a percentage of net sales at 1.4% in 2000 and 1999, and

1.5% in 1998. The 10.3% increase in corporate expenses during

2000 was due to $1.1 million of expenses related to unrealized acquisitions. The 5.9% increase in expenses during 1999 was

primarily due to increased payroll and travel ex-penses.



DOMESTIC MARKET CONDITIONS



In 2000, the United States economy experienced a slowdown

during the last half of the year. The state of the U.S.

economy, high oil prices, weather, and low water levels on the

Great Lakes impacted each of our segments during 2000. Our

Foodservice businesses experienced flat internal sales growth;

Cranes saw a decline in domestic revenues during 2000 as

compared to 1999; while internal domestic sales growth for our

Marine segment expanded during the year due to increased

project and repair work.



Foodservice--The foodservice industry started 2000 on a strong note. By the end of the first quarter, the ice-cube machine

industry was posting year-over-year growth of over 11% with us almost doubling that rate. Interest rate increases, coupled

with the unusually cool and wet summer, resulted in an

industry that closed 2000 just under 1% ahead of the year

prior. Our other foodservice operations (with the exception of the beverage segment) posted similar results.

  We believe the fundamentals of the industry are solid. While we expect some slowing in the number of new domestic units

being built in the quick-service and lodging segments, there are positive signs for growth in other segments that should

offset any slowdown. Those segments include full service,

casual dining, and the convenience-store markets. The major

oil companies, coming off a period of consolidation and

reporting strong financial performance, indicate they will

intensify spending in their convenience-store operations in

the near-term.

  We also see opportunities with existing locations. Many of the chain account locations in the U.S. were built during the eighties and early nineties. As their focus for growth turns from increasing the number of units to increasing same store sales, competition likely will drive remodeling and menu

expansion. That bodes well for our entire Foodservice segment.

  At Diversified Refrigeration, Inc. (DRI), the demand for

high-end domestic appliances continues to grow. While that

segment is certainly not recession proof, we have not

experienced any of the slowdown seen by other traditional home appliance manufacturers.



Cranes--While the first half of 2000 continued at the brisk

industry pace of the last few years, the second half of the

year slowed considerably. A combination of interest rate

increases and the general economic slowdown had a

deteriorating effect on the construction industry as a whole.

For Manitowoc's Crane segment, we felt this decrease to the

largest extent in our boom-truck business and our smaller

tonnage crawler cranes. Large-capacity boom trucks and large crawler cranes were less affected. Crane fleet utilization

remains high and contractors continue to report increased

quotation activity.



Marine--The Marine segment is continuing its recent growth

trends driven most dramatically by the acquisition of Mari-

nette Marine, but also by the aging of the Great Lakes fleet,

increased utilization of the vessels driven by lower water

levels (more trips with lighter cargoes), and the strength of the dredging market. The Oil Pollution Act of 1990 (OPA-90) is expected to create a strong demand for double-hulled tankers and barges.



INTERNATIONAL MARKET CONDITIONS



Our international sales were approximately 9% of total reve-

nues in 2000. This is down slightly from 1999.



Foodservice--The Foodservice segment international sales

increased 14% in 2000 with the largest increases occurring in ice machines and commercial refrigeration.

  While domestic new-store construction in the quick-service restaurant segment softens, expansion outside the U.S. is

intensifying. This is particularly true in Europe and Asia,

and to a lesser extent, in Latin America.

  In Europe, the economy is finally starting to shake off the doldrums of the past few years. The European Union countries experienced real GDP growth of 3.5% in 2000. With a

strengthening euro, the investment climate is once again

favorable and the demand for ice is steadily increasing as

western-style menus capture a larger audience.

  Certain Asian economies also experienced higher economic

growth over 1999, generating accelerated investment activity.

China in particular is seeing robust growth in both

international and newly developed local quick-service

restaurants.

  Latin America is just beginning to show signs of improved

economic conditions. In the past few years, Mexico has become an increasingly important market for the Foodservice segment.

  In South America, we have intensified our efforts to

establish our Foodservice segment's brands. During the fourth quarter of 2000, we opened a distribution center in Uruguay to serve the MERCOSUR trade region. This should enable us to

capture a larger market share as the economies recover.



Cranes--International business was relatively flat in 2000.

Segments related to energy, petrochemical, and oil and gas

exploration began to show some improvement late in the year.

Mainstream crane utilization appears stable and many markets look to general economic expansion in the near term. Energy

related users will begin to look toward upgrading equipment

fleets over the next several years.



Marine--The Marine segment is primarily focused in the U.S. We continue, however, to prepare and bid vessels for research,

patrol, and defense mission profiles to a broad area of

foreign governments.

  We continue to effectively and quickly complete emergency

repairs for foreign flag vessels moving through the Great

Lakes. We are also expanding our capabilities to serve our

customers by investment in what are already the most effective facilities on the Great Lakes and by increasing our capability to complete dockside and in-voyage repairs.



ACQUISITIONS



Our growth in 2000 versus 1999 was mainly due to the

acquisitions that we made during the last several years. Over the past three years, we have completed eight acquisitions and we continue to seek new acquisition candidates in each of our segments. All of the acquisitions described below were funded with cash from our credit facilities in existence at the time of acquisition and recorded using the purchase method of

accounting. Each of these acquisitions is included in our

Consolidated Statements of Earnings beginning with the date of acquisition.

  On March 4, 2001, Manitowoc submitted a binding offer to

acquire the Potain cranes subsidiary of Groupe Legris

Industries SA. The purchase price of the acquisition will be approximately $300 million (2.15 billion French francs), plus net cash at December 31, 2000, subject to an adjustment for

net earnings of Potain for the period from January 1, 2001, to the closing date. The transaction is anticipated to be

financed by a new pre-arranged banking facility, which is

expected to include both senior and subordinated debt.

Completion of the transaction is contingent upon certain

events, including receipt of applicable regulatory approvals,

completion of notification and consultation process with the applicable works' council (labor union), and final acceptance of the offer by the seller. The transaction is currently

expected to be finalized by the end of the second quarter of

2001.

  Potain, headquartered in Lyon, France, is a world leader in the design, manufacture, and supply of tower cranes for the

building and construction industry. Potain reported sales of approximately $275 million for the year ended December 31,

2000. Manitowoc believes that Potain's share of the global

tower crane market is approximately 30%.



2000 Acquisitions--On November 20, 2000, we completed the

acquisition of Marinette Marine Corporation, a builder of mid-

sized commercial, research, and military vessels located in

Marinette, Wisconsin. Marinette had total revenues in 1999 of approximately $100 million. We paid an aggregate price of

$66.1 million for all of the outstanding shares of the

company, which is net of $18.6 million of cash acquired and

includes $0.5 million for direct acquisition costs and the

assumption of $17.4 million of liabilities. The preliminary

estimate of the excess of the purchase price over the

estimated fair value of the net assets acquired is $45.3

million. The purchase price for this acquisition is subject to a post-closing working capital adjustment to be settled in

2001.

  On April 7, 2000, we acquired substantially all the net

business assets of Harford Duracool, LLC of Aberdeen,

Maryland, for an aggregate price of $21.2 million, which

includes direct acquisition costs of $0.5 million, assumed

liabilities of $1.4 million and the payment of a post-closing working capital adjustment of $0.3 million. Harford had sales of approximately $17.0 million in 1999. The excess of the

purchase price over the estimated fair value of the net assets acquired is $15.0 million.

  We completed the acquisition of all the outstanding stock of

Multiplex Company, Inc., of St. Louis, Missouri, on March 31,

2000. Multiplex, which had sales of approximately $31.0

million in 1999, is a manufacturer of beverage-dispensing

equipment. We acquired Multiplex for an aggregate purchase

price of $20.5 million, which is net of $3.7 million of cash acquired, and included $0.4 million of acquisition costs and

$5.3 million of assumed liabilities. The excess of the

purchase price over the estimated fair value of the net assets acquired is $12.7 million.

  During 2000, the company also completed the acquisitions of certain assets of Pioneer Holdings LLC, the outstanding shares of Beverage Equipment Supply Company, and the remaining

shares of Hangzhou Manitowoc Wanhua Refrigeration Company,

the company's Chinese joint venture. The total aggregate

consideration paid by the company for these acquisitions was

$18.2 million, which is net of cash received and includes

direct acquisition costs of $0.2 million and assumed

liabilities of $2.8 million.



1999 Acquisitions--We acquired Kyees Aluminum, Inc., a leading manufacturer of cooling components for all of the major

suppliers of fountain soft-drink beverage dispensers, on April

9, 1999. Based in La Mirada, California, Kyees is a technology leader in the manufacture of cold plates--a key component used to chill soft drinks in dispensing equipment. The aggregate

purchase price paid for Kyees was $28.5 million, which is net of $1.0 million of cash acquired and includes direct

acquisition costs of $0.3 million, assumed liabilities of $2.2 million, and includes the payment of a $1.3 million post-

closing net worth adjustment. The excess of the purchase price over the estimated fair value of the net assets acquired is

$24.1 million.

  On January 11, 1999, we completed the acquisition of

Purchasing Support Group, renamed Manitowoc Beverage Systems

(MBS). MBS is a beverage systems integrator, with nationwide distribution of backroom equipment and support system

components serving the beverage needs of restaurants,

convenience stores, and other outlets. The aggregate purchase price paid for MBS was $43.7 million, which is net of cash

acquired of $0.8 million and includes direct acquisition costs of $0.5 million and assumed liabilities of $5.9 million. The excess of the purchase price over the estimated fair value of the net assets acquired is $34.0 million.



1998 Acquisitions--On November 3, 1998, we purchased

Powerscreen U.S.C., Inc. (doing business as USTC, Inc.), based in York, Pennsylvania, for an aggregate price of $51.5

million, which includes $0.5 million of direct acquisition

costs, $7.4 million of assumed liabilities, and the receipt of a post-closing net worth adjustment of $2.1 million. USTC

builds three proprietary product lines: boom trucks, rough-

terrain forklifts, and material-handling equipment. The ex-

cess of the purchase price over the estimated fair value of

the net assets acquired is $38.0 million.

  We acquired a 50% ownership interest in Fabbrica Ap-

parecchiature per la Produzione del Ghiaccio S.r.l. (F.A.G.)

of Milan, Italy, a manufacturer of ice machines, on September

9, 1998. This purchase also included an option to purchase an additional 30% ownership over the next five years.



LIQUIDITY AND CAPITAL RESOURCES



Cash flows from operations during 2000 were $63.0 million

representing a decrease of 39% from $103.4 million in 1999,

and an increase of 11% from the $56.8 million reported in

1998.

  The following table summarizes our sources and uses of cash during 2000.



 In Thousands:                                          2000
                                                   ---------

 Sources of cash

  Net earnings                                      $ 60,268

  Non-cash adjustments to income(1)                   26,147

  Borrowings                                         106,926

  Proceeds from sale of fixed assets                   3,481

  Exercises of stock options                             339

                                                   ---------

  Total                                              197,161



 Uses of cash

  Acquisitions                                        98,982

  Stock repurchases                                   49,752

  Capital expenditures                                13,415

  Dividends                                            7,507

  Changes in operating assets and liabilities         23,368

  Other                                                  251

                                                    --------

  Total                                              193,275

                                                    --------

 Net cash flow                                      $  3,886

                                                    ========



(1)Non-cash adjustments made to arrive at cash provided by

operations include depreciation, amortization, deferred income taxes, deferred finance fees, and loss on sale of fixed

assets.



During 2000, there was a net increase in our outstanding

borrowings under our existing credit facilities of $106.9

million to $218.9 million at December 31, 2000, from $112.0

million at December 31, 1999. As a result, our debt-to-capital ratio at the end of 2000 reached 48.4% versus 32.5% at the end of 1999. This increase during 2000 was driven primarily to

fund the five acquisitions and one joint venture buyout we

completed during the year as well as the repurchase of 1.9

million shares of MTW stock.

  The $99.0 million spent on acquisitions during 2000 is

broken down by segment as follows: $46 million in the Food-

service segment; $49 million in the Marine segment; and $4

million in the Crane segment. Of the total spent,

approximately $2.3 million was for acquisition-related

expenses.

  We completed the repurchase of 1.9 million shares of MTW

common stock during 2000 at an average price of $26.42 per

share. These shares were repurchased under two separate

authorizations from the board of directors for the repurchase of a total of 2.5 million shares. At December 31, 2000, the

company had authority to purchase up to 600,000 more shares.

  A total of $13.4 million was spent during 2000 for capital expenditures. The following table summarizes 2000 capital

expenditures and depreciation by segment.



                                      Capital

 In Thousands:                   Expenditures        Depreciation

 Foodservice equipment               $ 8,883            $6,168

 Cranes and related products           2,883             2,915

 Marine                                1,481               437

 Corporate                               168               352

                                 -----------        ----------

 Total                               $13,415            $9,872

                                 ===========       ===========



 We continue to fund capital expenditures to improve the cost structure of our businesses, to invest in new processes and

technology, and to maintain high-quality production standards.

The level of capital expenditures in the Food-service segment exceeded that of the other two segments and exceeded

depreciation due to this segment's current year investment in new processes such as demand flow technology and its

investment in new-product introductions. We believe that this trend in capital expenditures outpacing depreciation will

continue in 2001 due to continued implementation of demand

flow production technology throughout the segment and

continued new-product introductions. We expect that the level of capital expenditures in the Crane and Marine segments will be moderately higher than 2000 levels due to process

improvement initiatives, new-product introductions, and the

addition of Marinette Marine into the Marine segment.

  The net change in operating assets and liabilities, net of the effects of acquisitions, was an increase of $23.4 million.

The details of these changes are reflected in the Consolidated

Statements of Cash Flows. The primary drivers of the increase were the following:

* $6.6 million increase in accounts receivable in the Crane

segment, partially offset by an increased use of our existing receivable factoring program in the Foodservice segment. Our consolidated three-month rolling average days sales

outstanding of approximately 34 days, at December 31, 2000,

remained consistent with 1999, which was approximately 33

days.

* $8.0 million decrease in accounts payable due to lower

inventory levels in our Crane segment at year-end 2000 versus

1999. Inventory levels were down at year-end 2000 most

significantly in the Crane segment with an 11% reduction

versus year-end 1999 levels.

* $9.0 million decrease in income taxes payable at year-end

2000 due to the current year recognition of the deferred tax benefit associated with the sale of our Peninsula property.

As a primary driver of EVA, we will continue to focus on

maximizing our cash flows from operations to attempt to keep the working capital employed in the businesses at the minimum level required for efficient operations.

  Shareholders' equity was $233.8 million, or $9.31 per di-

luted share, at December 31, 2000, versus $232.2 million, or

$8.86 per diluted share, at the end of 1999. The increase in shareholders' equity was primarily due to net earnings of

$60.3 million and proceeds from the exercise of stock options of $0.3 million, net of the $49.8 million repurchase of MTW

common shares and the payment of $7.5 million in common stock dividends during the year.

  Cash and marketable securities were $16.0 million at

December 31, 2000, compared with $12.0 million at year-end

1999. On April 6, 1999, we increased our revolving credit

facil-ity to $300 million from $200 million, and extended the termination date to April 6, 2004. This facility, or other

future facilities, will be used for funding future

acquisitions, seasonal working capital requirements,

additional share repurchase activity, capital expenditures,

and other investing and financing needs. We believe that our available cash, credit facility, cash generation from

operations, and access to public debt and equity markets will be adequate to fund our capital requirements for the

foreseeable future.



RISK MANAGEMENT



We are exposed to market risks from changes in interest rates,

commodities, and to a lesser extent, foreign currency

exchange. To reduce these risks, we selectively use financial instruments and other proactive management techniques. All

hedging transactions are authorized and executed under clearly defined policies and procedures, which prohibit using

financial instruments for trading purposes or speculation.

  Discussion regarding our accounting policies and further

disclosures on financial instruments are included in Notes 1 and 5 of the Notes to the Consolidated Financial Statements.



Interest Rate Risk--We use interest rate swaps to modify our exposure to interest rate movements. This helps minimize the adverse effect of interest rate increases on floating rate

debt. Under these agreements, we contract with a counter-party to exchange the difference between a fixed rate and floating rate applied to the notional amount of the swap. Our existing swap contract expires at October 2002.

  The interest payments or receipts from interest rate swaps are recognized in net income as adjustments to interest

expense on a current basis. We enter into swap agreements only with financial institutions that have high credit ratings,

which, in our opinion, limits exposure to credit loss.

  At year-end 2000, we had outstanding one interest rate swap agreement with a financial institution, with a notional

principal amount of $12.5 million. The effect of this

agreement on our interest expense in 2000 was not significant.

The fair value of this swap agreement was nominal at December

31, 2000. On that date, the interest rate under this swap

agreement was 6.3%.



Commodity Prices--We are exposed to fluctuating market prices for commodities including steel, copper, and aluminum. Each of our business segments is subject to the effects of changing

raw material costs caused by movements in underlying commodity prices. We have established programs to manage the

negotiations of commodity prices. Some of these programs are centralized within business segments, and others are specific to a business unit. In general, we enter into contracts with our vendors to lock in commodity prices at various times and for various periods to limit our near-term exposure to

fluctuations in raw material prices.



Currency Risk--We have limited exposure to foreign currency

exchange fluctuations in some of our European and Southeast

Asian operations due to the small amount of transactions

processed in relation to the total for the whole company and the relative stability of the currencies exchanged. We utilize foreign currency hedges to manage our exposure, when

necessary. Use of these instruments and strategies has been

modest.



CONTINGENCIES


The United States Environmental Protection Agency (EPA)

identified MTW as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and

Liability Act (CERCLA), liable for the costs associated with investigating and cleaning up the contamination at the Lem-

berger Landfill Superfund Site near Manitowoc, Wisconsin.

  Eleven of the PRPs formed the Lemberger Site Remediation

Group (LSRG) and have successfully negotiated with the EPA and

Wisconsin Department of National Resources to settle the

potential liability at the site and fund the cleanup.

Approximately 150 PRPs have been identified as having shipped substances to the site.

  The latest estimates indicate that the remaining costs to

clean up the site are nominal. Although liability is joint and several, our share of the liability is estimated to be 11% of the total cleanup costs. Prior to December 31, 1996, we

accrued $3.3 million in connection with this matter. Expenses charged against this reserve in 2000, 1999, and 1998 were not significant. Remediation work at this site has been completed,

with only long-term pumping and treating of groundwater and

site maintenance remaining.



FUTURE ACCOUNTING CHANGES



In June 1999, the Financial Accounting Standards Board issued

Statement of Financial Accounting Standard (SFAS) No. 137,

"Accounting for Derivative Instruments and Hedging Activities-

-Deferral of the Effective Date of FASB Statement No. 133."

This issuance delayed the effective date of SFAS 133 for us

until the first quarter of 2001.

  SFAS 133 will require us to record all our derivative

instruments, as defined by the Statement, on our balance sheet as assets or liabilities, measured at fair value. Any fair

value change will be recorded in net income or comprehensive in-come, depending upon whether the derivative is designated as a part of a hedge transaction, and if it is, the type of

hedge transaction. The initial adoption of this statement will not have a material effect on our net earnings or financial

position.



CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION



Statements in this report and in other company communications that are not historical facts are forward-looking statements,

which are based upon our current expectations. These

statements involve risks and uncertainties that could cause

actual results to differ materially from what appears within this annual report.

  Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words "anticipates," "believes," "intends,"

"estimates," and "expects," or similar expressions, usually

identify forward-looking statements. In addition, our goals

should not be viewed as guarantees or promises of future

performance. There can be no assurance that we will be

successful in achieving these goals.

  In addition to the assumptions and information referred to specifically in the forward-looking statements, a number of

factors relating to each business segment could cause actual results to be significantly different from what is presented in this annual report including those listed below:



Foodservice--demographic information affecting two-income

families and general population growth; household income;

weather; consolidations within restaurant and foodservice

equipment industries; global expansion of customers; the

commercial ice-machine replacement cycle in the United States;

specialty foodservice market growth; future strength of the

beverage industry; and the demand for quick-service

restaurants and kiosks.



Cranes--market acceptance of new and innovative products;

cyclicality of the construction industry; the effects of

government spending on construction-related projects

throughout the world; growth in the world market for heavy

cranes; the replacement cycle of technologically obsolete

cranes; and the demand for used equipment in developing

countries.



Marine--shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great

Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine

vessels; growth of existing marine fleets; consolidation of

the Great Lakes marine industry; frequency of casualties on

the Great Lakes; and the level of construction and industrial maintenance.



Corporate--changes in laws and regulations; successful

identification and integration of acquisitions; competitive

pricing; domestic and international economic conditions;

changes in the interest rate environment; and success in

increasing manufacturing efficiencies.




Eleven-Year Financial Summary

Thousands of dollars, except shares and per share data

                                                                                                                  Transition
                                           Calendar                                                                 Period

                                              2000       1999        1998         1997         1996       1995       1994(1)

---------------------------------------------------------------------------------------------------------------------------
NET SALES

Foodservice equipment                      $425,080    $379,625    $319,457    $247,057     $242,317    $113,814  $  44,996

Cranes and related products(2)              376,250     389,510     339,051     268,416      220,821     169,866     70,958

Marine                                       71,942      55,204      45,412      39,162       47,584      29,469      7,952

---------------------------------------------------------------------------------------------------------------------------

Total                                      $873,272    $824,339    $703,920    $554,635     $510,722    $313,149   $123,906

---------------------------------------------------------------------------------------------------------------------------

Gross profit                               $235,734    $233,712    $195,621    $152,600     $134,641    $ 75,470   $ 31,302

---------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS

Foodservice equipment                     $  61,368    $ 65,372    $ 52,950    $ 36,746     $ 33,989    $ 22,729   $  9,426

Cranes and related products                  62,876      64,840      48,116      34,878       22,582       3,179        870

Marine                                        8,902       7,297       6,978       5,648        6,197       4,024      (799)

General corporate                           (12,313)    (11,166)    (10,543)      (8,903)     (7,678)    (6,530)    (3,981)

Amortization                                 (8,181)    (7,392)     (4,881)     (3,394)      (3,000)       (250)         --

Plant relocation costs                           --          --          --          --      (1,200)          --   (14,000)

---------------------------------------------------------------------------------------------------------------------------

Total                                       112,652     118,951      92,620      64,975       50,890      23,152    (8,484)

---------------------------------------------------------------------------------------------------------------------------

Other income (expense)--net                (16,532)    (12,945)    (11,208)     (7,158)      (8,384)        (32)        169

Earnings (loss) before taxes on income       96,120     106,006      81,412      57,817       42,506      23,120    (8,315)

Accounting changes                               --          --          --          --           --          --         --

Provision (benefit) for taxes on income      35,852      39,222      30,032      21,394       16,863       8,551    (3,243)

---------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                       $  60,268    $ 66,784    $ 51,380    $ 36,423     $ 25,643    $ 14,569 $  (5,072)

---------------------------------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

Cash from operations                       $ 63,047    $103,371    $ 56,814    $ 43,587     $ 64,514    $ 16,367  $   (330)

---------------------------------------------------------------------------------------------------------------------------

Invested capital (monthly averages):

Foodservice equipment(3)                   $312,842    $274,378    $227,863    $171,647     $ 68,556    $ 32,696   $ 21,979

Cranes and related products                 137,562     123,757      96,031      67,596       73,246      85,082     81,800

Marine                                       14,976       3,416       4,534       6,019        7,335       9,579     11,201

General corporate(3)                         14,885      11,520      11,476      11,512       94,166      12,409      4,818

---------------------------------------------------------------------------------------------------------------------------

Total                                      $480,265    $413,071    $339,904    $256,774     $243,303    $139,766   $119,798

---------------------------------------------------------------------------------------------------------------------------



IDENTIFIABLE ASSETS

Foodservice equipment(3)                   $359,196    $314,982    $254,506    $249,384     $ 90,937    $
                                                                                                          90,126   $ 27,828

Cranes and related products                 171,867     165,974     178,470     100,591       88,174     109,118     88,068

Marine                                       75,757      10,162       7,023       6,426       10,648      11,369     13,233

General corporate(3)                         35,710      39,122      41,015      39,967      127,951     114,302     30,336

---------------------------------------------------------------------------------------------------------------------------

Total                                      $642,530    $530,240    $481,014    $396,368     $317,710    $324,915   $159,465

---------------------------------------------------------------------------------------------------------------------------

LONG-TERM OBLIGATIONS

Long-term debt                             $137,668    $ 79,223    $ 79,834    $ 66,359     $ 76,501    $101,180   $     --

---------------------------------------------------------------------------------------------------------------------------

DEPRECIATION

Foodservice equipment                    $    6,168    $  4,861    $  4,906    $  3,613     $  3,377   $   1,606   $    703

Cranes and related products                   2,915       3,661       4,085       4,044        4,260       4,162      2,288

Marine                                          437         415         333         256          600         608        316

General corporate                               352         384         405         405           81          80         46

---------------------------------------------------------------------------------------------------------------------------

Total                                    $    9,872    $  9,321    $  9,729    $  8,318     $  8,318    $  6,456  $   3,353

---------------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

Foodservice equipment                    $    8,883    $  8,974    $  7,415  $    6,847     $  5,110    $  4,568   $  3,011

Cranes and related products(4)                2,883       3,536       2,945       4,952        2,816      14,252        528

Marine                                        1,481       1,165       1,174         233          343         383        109

General corporate(4)                            168          39         144           8          127           6         82

---------------------------------------------------------------------------------------------------------------------------

Total                                     $  13,415    $ 13,714    $ 11,678    $ 12,040     $  8,396    $ 19,209   $  3,730

---------------------------------------------------------------------------------------------------------------------------

PER SHARE(5)

Basic                                     $    2.42   $    2.57    $   1.98    $   1.41    $     .99    $    .56 $    (.19)

Diluted                                        2.40        2.55        1.97        1.40          .99         .56      (.19)

Dividends                                       .30         .30         .30         .30          .30         .30        .15

---------------------------------------------------------------------------------------------------------------------------

Average shares outstanding:

Basic                                    24,891,387  25,991,711  25,932,356  25,900,682   25,900,553  25,901,342 26,140,122

Diluted                                  25,122,795  26,200,666  26,125,067  26,096,529   25,993,848  25,906,769 26,140,122

---------------------------------------------------------------------------------------------------------------------------







                                          Fiscal

                                             1994        1993        1992        1991         1990

-----------------------------------------------------------------------------------------------------
NET SALES

Foodservice equipment                      $ 93,171    $ 81,424    $ 74,175    $ 73,944     $ 74,612

Cranes and related products(2)              156,253     178,630     155,743     147,554      117,464

Marine                                       25,956      18,504      16,471      14,689       33,752

-----------------------------------------------------------------------------------------------------

Total                                      $275,380    $278,558    $246,389    $236,187     $225,828

-----------------------------------------------------------------------------------------------------

Gross profit                               $ 67,924   $  55,785   $  54,443    $ 58,062     $ 54,366

-----------------------------------------------------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS

Foodservice equipment                      $ 21,637    $ 18,311    $ 17,585    $ 17,364     $ 19,387

Cranes and related products                   2,275     (1,961)       (850)       7,602        5,490

Marine                                        2,447         593         278       (973)        6,497

General corporate                           (5,274)     (5,296)     (6,545)     (5,734)      (6,094)

Amortization                                     --          --          --          --           --

Plant relocation costs                           --     (3,300)          --          --           --

-----------------------------------------------------------------------------------------------------

Total                                        21,085       8,347      10,468      18,259       25,280

-----------------------------------------------------------------------------------------------------

Other income (expense)--net                   1,494         582       1,104       2,233        5,077

Earnings (loss) before taxes on income       22,579       8,929      11,572      20,492       30,357

Accounting changes                               --    (10,214)          --          --           --

Provision (benefit) for taxes on income       8,536       2,612       3,315       5,060        9,327

-----------------------------------------------------------------------------------------------------

Net earnings (loss)                        $ 14,043  $  (3,897)    $  8,257    $ 15,432     $ 21,030

-----------------------------------------------------------------------------------------------------

OTHER FINANCIAL INFORMATION

Cash from operations                       $ 36,995    $ 62,700    $ 28,250    $  6,472     $ 14,210

-----------------------------------------------------------------------------------------------------

Invested capital (monthly averages):

Foodservice equipment(3)                   $ 25,662    $ 26,503    $ 23,555    $ 25,099     $ 19,018

Cranes and related products                  86,288     112,120     137,839     133,777      118,097

Marine                                       13,953      17,497      16,879      14,621       16,206

General corporate(3)                          4,052       2,581       2,025       3,051        6,314

-----------------------------------------------------------------------------------------------------

Total                                      $129,955    $158,701    $180,298    $176,548     $159,635

-----------------------------------------------------------------------------------------------------

IDENTIFIABLE ASSETS

Foodservice equipment(3)                   $ 31,460    $ 29,526    $ 25,608    $ 28,019     $ 24,168

Cranes and related products                  93,823     105,750     138,416     136,995      115,804

Marine                                       16,726      16,720      19,253      18,009       22,683

General corporate(3)                         43,839      56,015      41,829      35,983       50,143

-----------------------------------------------------------------------------------------------------

Total                                      $185,848    $208,011    $225,106    $219,006     $212,798

-----------------------------------------------------------------------------------------------------

LONG-TERM OBLIGATIONS

Long-term debt                             $     --$         --$         --$         -- $         --

-----------------------------------------------------------------------------------------------------

DEPRECIATION

Foodservice equipment                      $  1,320    $  1,187    $  1,090    $    812   $      657

Cranes and related products                   4,211       3,875       4,053       3,691        2,895

Marine                                          681         756         785         792          748

General corporate                                61          44         196         234          431

-----------------------------------------------------------------------------------------------------

Total                                    $    6,273    $  5,862    $  6,124    $  5,529     $  4,731

-----------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

Foodservice equipment                    $    2,300    $  2,152    $  1,099    $  2,797   $      748

Cranes and related products(4)                3,120       8,648       4,047       6,347        3,130

Marine                                        (492)       (463)         500         113          197

General corporate(4)                            414        (39)       (508)     (2,955)           70

-----------------------------------------------------------------------------------------------------

Total                                    $    5,342    $ 10,298    $  5,138    $  6,302     $  4,145

-----------------------------------------------------------------------------------------------------

PER SHARE(5)

Basic                                   $       .48  $    (.12)  $      .24    $    .44    $     .60

Diluted                                         .48       (.12)         .24         .44          .60

Dividends                                       .30         .30         .30         .30          .30

-----------------------------------------------------------------------------------------------------

Average shares outstanding:

Basic                                    29,486,006  32,937,933  34,832,861  34,833,356   34,834,217

Diluted                                  29,486,006  32,937,933  34,832,861  34,833,356   34,834,217

-----------------------------------------------------------------------------------------------------


(1)The company changed its year-end to December 31, effective with the period ended December 31, 1994 (transition period). The prior fiscal year-end ended on the Saturday nearest to June 30.

(2)Net sales for calendar years 1999, 1998, 1997, and 1996 have been restated

 to reflect the adoption of Emerging Issues Task Force (EITF) 99-19, "Reporting

 Revenues Gross as a Principal versus Net as an Agent." The impact of this restatement was to reclassify costs formerly reported as a component of net sales to cost of goods sold. The amounts reclassified were $18,848, $9,098,

 $8,771, and $10,257 for 1999, 1998, 1997, and 1996, respectively. Amounts prior to 1996 have not been restated as the effects are not significant.


(3)In 1997, as part of the corporate restructuring, the Shannon acquisition goodwill was transferred to the Foodservice segment.

(4)During 1991, certain assets were transferred from general corporate to the

  Cranes and Related Products segment.

(5)Per share data and average shares outstanding have been adjusted to reflect the three-for-two stock splits which occurred in 1999, 1997,and 1996.

-----------------------------------------------------------------------------




CONSOLIDATED STATEMENTS OF EARNINGS

(Thousands of dollars, except per share data)



                                                       2000         1999          1998
                                                   --------     --------      --------
EARNINGS

Net sales                                          $873,272     $824,339      $703,920



Costs and expenses:

Cost of sales                                       637,538      590,627       508,299

Engineering, selling and administrative expenses    114,901      107,369        98,120

Amortization                                          8,181        7,392         4,881

                                                    -------     --------       -------

Total costs and expenses                            760,620      705,388       611,300

                                                    -------     --------       -------

Earnings from operations                            112,652      118,951        92,620

Interest expense                                   (14,508)     (10,790)       (9,741)

Other expense--net                                  (2,024)      (2,155)       (1,467)

                                                    -------     --------       -------

Earnings before taxes on income                      96,120      106,006        81,412

Provision for taxes on income                        35,852       39,222        30,032

                                                    -------     --------       -------

Net earnings                                       $ 60,268     $ 66,784      $ 51,380

                                                    =======     ========       =======

Per Share Data


Basic                                              $   2.42     $   2.57      $   1.98

Diluted                                            $   2.40     $   2.55      $   1.97

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------



CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except share data)





                                                                    As of December 31

                                                                    2000          1999
                                                                --------       --------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                       $  13,983      $ 10,097

Marketable securities                                               2,044         1,923

Accounts receivable, less allowances of $3,037 and $1,803          88,231        62,802

Inventories                                                        91,178        91,437

Other current assets                                                7,479         2,211

Future income tax benefits                                         20,592        22,528
                                                                 --------       -------

Total current assets                                              223,507       190,998
                                                                 --------       -------

Intangible assets--net                                            308,751       232,729

Property, plant and equipment--net                                 99,940        92,023

Other non-current assets                                           10,332        14,490

                                                                 --------       -------
Total assets                                                    $ 642,530      $530,240
                                                                 ========       =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses                           $ 144,713      $141,909

Short-term borrowings                                              81,000        32,300

Current portion of long-term debt                                     270           489

Product warranties                                                 13,507        14,610
                                                                 --------       -------

Total current liabilities                                         239,490       189,308
                                                                 --------       -------


NON-CURRENT LIABILITIES

Long-term debt, less current portion                              137,668        79,223

Postretirement health benefits obligation                          20,341        19,912

Other non-current liabilities                                      11,262         9,621

Commitments and contingencies                                          --            --
                                                                 --------       -------

Total non-current liabilities                                     169,271       108,756
                                                                 --------       -------

STOCKHOLDERS' EQUITY

Common stock (36,746,482 shares issued)                               367           367

Additional paid-in capital                                         31,602        31,476

Accumulated other comprehensive loss                              (2,569)         (814)

Retained earnings                                                 334,433       281,672

Treasury stock, at cost (12,487,019 and 10,658,113 shares

 in 2000 and 1999, respectively)                                (130,064)      (80,525)
                                                                 --------       -------

Total stockholders' equity                                        233,769        232,176
                                                                 --------       -------

Total liabilities and stockholders' equity                      $ 642,530       $530,240
                                                                 ========       ========


The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------




CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)



For the Years Ended December 31                                2000          1999          1998




CASH FLOWS FROM OPERATIONS

Net earnings                                              $  60,268      $ 66,784        $ 51,380

Adjustments to reconcile net earnings to

   cash provided by operating activities:

Depreciation                                                  9,872         9,321           9,729

Amortization of goodwill                                      8,181         7,392           4,881

Amortization of deferred financing fees                         672           637             420

Deferred income taxes                                         7,148         (592)         (5,748)

Loss on sale of property, plant and equipment                   274           557             928

Changes in operating assets and liabilities,

    excluding effects of business acquisitions:

Accounts receivable                                         (6,568)        14,057         (6,120)

Inventories                                                   6,402       (4,169)        (18,662)

Other current assets                                           (17)         3,389         (2,535)

Non-current assets                                              777       (2,935)             483

Current liabilities                                        (25,452)         9,914          24,291

Non-current liabilities                                       1,490         (984)         (2,233)

                                                          ---------     ---------       ---------

Net cash provided by operations                              63,047       103,371          56,814

                                                          ---------     ---------       ---------

CASH FLOWS FROM INVESTING

Business acquisitions--net of cash acquired                (98,982)      (62,104)        (48,175)

Capital expenditures                                       (13,415)      (13,714)        (11,678)

Proceeds from sale of property, plant and equipment           3,481         6,491           1,329

Purchase of marketable securities--net                        (121)          (89)            (94)

                                                          ---------     ---------       ---------

Net cash used for investing                               (109,037)      (69,416)        (58,618)

                                                          ---------     ---------       ---------

CASH FLOWS FROM FINANCING

Dividends paid                                              (7,507)       (7,799)         (7,781)

Proceeds from long-term debt                                     --            --          75,000

Payments on long-term debt                                  (1,093)      (11,090)        (65,957)

Proceeds (payments) from revolver borrowings--net            83,319      (16,200)           (600)

Proceeds from issuance of commercial paper--net              24,700            --              --

Debt acquisition costs                                           --         (574)           (521)

Treasury stock purchases                                   (49,752)            --              --

Exercises of stock options                                      339         1,241             355

                                                          ---------     ---------       ---------

Net cash provided by (used for) financing                    50,006      (34,422)             496

                                                          ---------     ---------       ---------

Effect of exchange rate changes on cash                       (130)          (18)               2

                                                          ---------     ---------       ---------

Net increase (decrease) in cash and cash equivalents          3,886         (485)         (1,306)

                                                          ---------     ---------       ---------

Balance at beginning of year                                 10,097        10,582          11,888

                                                          ---------     ---------       ---------

Balance at end of year                                    $  13,983      $ 10,097        $ 10,582

                                                          =========     =========       =========

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid                                             $  11,837      $ 10,137       $   8,490

Income taxes paid                                         $  36,632      $ 41,327        $ 37,108


The accompanying notes are an integral part of these financial statements.

---------------------------------------------------------------------------




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Thousands of dollars, except shares and per share data)






                                                                For the Years Ended December 31

                                                             2000           1999           1998

                                                      -----------    -----------     ----------
COMMON STOCK -- SHARES OUTSTANDING

Balance at beginning of year                          26,088,369      17,304,578     17,269,175

Treasury stock purchases                              (1,882,900)             --             --

Three-for-two stock split                                     --       8,652,289             --

Stock options exercised                                   68,919         144,177         39,694

Stock swaps for stock options exercised                  (14,925)        (12,675)        (4,291)

                                                      ----------      ----------     ----------

Balance at end of year                                24,259,463      26,088,369     17,304,578

                                                      ----------      ----------     ----------

COMMON STOCK -- PAR VALUE

Balance at beginning of year                           $     367        $    245       $    245

Three-for-two stock split                                     --             122             --

                                                      ----------      ----------     ----------

Balance at end of year                                 $     367        $    367       $    245

                                                      ----------      ----------     ----------

ADDITIONAL PAID-IN CAPITAL

Balance at beginning of year                           $  31,476       $  31,029       $ 30,980

Three-for-two stock split                                     --           (122)             --

Stock options exercised                                      126             569             49

                                                      ----------      ----------     ----------

Balance at end of year                                 $  31,602       $  31,476       $ 31,029

                                                      ----------      ----------     ----------

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance at beginning of year                         $     (814)      $    (212)     $    (192)

Other comprehensive loss                                 (1,755)           (602)           (20)

                                                      ----------      ----------     ----------

Balance at end of year                               $   (2,569)      $    (814)     $    (212)

                                                      ----------      ----------     ----------

RETAINED EARNINGS

Balance at beginning of year                           $ 281,672        $222,687       $179,088

Net earnings                                              60,268          66,784         51,380

Cash dividends*                                          (7,507)         (7,799)        (7,781)

                                                      ----------      ----------     ----------

Balance at end of year                                 $ 334,433        $281,672       $222,687

                                                      ----------      ----------     ----------

TREASURY STOCK

Balance at beginning of year                         $  (80,525)       $(81,197)     $ (81,503)

Treasury stock purchases                                (49,752)              --             --

Stock options exercised                                      675           1,088            448

Stock swaps for stock options exercised                    (462)           (416)          (142)

                                                      ----------      ----------     ----------

Balance at end of year                               $ (130,064)      $ (80,525)      $(81,197)

                                                      ----------      ----------     ----------

COMPREHENSIVE INCOME

Net earnings                                           $  60,268        $ 66,784       $ 51,380

Other comprehensive loss:

Foreign currency translation adjustment                  (1,755)           (602)           (20)

                                                      ----------      ----------     ----------

Comprehensive income                                   $  58,513        $ 66,182       $ 51,360

                                                      ----------      ----------     ----------

*Cash dividends per share after giving effect to the three-for-two stock split in 1999 was $.30 per share.

 The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------





NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Thousands of dollars, except share and per share data or

where otherwise indicated)





1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



Principles of Consolidation - The consolidated financial

statements include the accounts of The Manitowoc Company, Inc.

(the "company") and its wholly and partially owned domestic

and non-U.S. subsidiaries. All significant intercompany

balances and transactions have been eliminated.



Use of Estimates - The financial statements of the company have been prepared in accordance with generally accepted ac-

counting principles, which require management to make

estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related

disclosures for the years presented. They also affect the

disclosures of contingencies. Actual results could differ from those esti-mates.



Cash Equivalents - All short-term investments purchased with an original maturity of three months or less are considered cash equivalents.



Marketable Securities - Marketable securities at December 31,

2000 and 1999, included $2.0 million and $1.9 million,

respectively, of securities which are available for sale. The difference between fair market value and cost for these

investments was not significant in either year.



Inventories - Inventories are stated at the lower of cost or market as described in Note 3. Finished goods and work-in-

process include material, labor, and manufacturing overhead

costs.

  Advance payments from customers are netted against

inventories to the extent of related accumulated costs. Ad-

vance payments netted against inventories at December 31, 2000 and 1999, were $539 and $202, respectively. Advance payments received in excess of related costs on uncompleted contracts are classified with accrued expenses.



Intangible Assets - Intangible assets consist primarily of

costs in excess of net assets of businesses acquired

(goodwill). Intangible assets are amortized using the

straight-line method over their estimated beneficial lives,

not to exceed 40 years. Subsequent to an acquisition, the

company annually evaluates whether later events and

circumstances have occurred that indicate the remaining

estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be

recoverable. When factors indicate that intangibles should be evaluated for possible impairment, the company uses an

estimate of the related business' undiscounted net cash flows over the remaining life of the intangibles in measuring

whether the intangibles are recoverable. Intangible assets at

December 31, 2000 and 1999, of $308,751 and $232,729,

respectively, are net of accumulated amortization of $29,368 and $20,515, respectively.



Property, Plant and Equipment - Property, plant and equipment is depreciated over the estimated useful lives of the assets primarily using the straight-line depreciation method. Expen-

ditures for maintenance, repairs, and renewals of relatively minor items are charged to expense as incurred.  Renewals of significant items that substantially extend the capacity or

useful life of an asset are capitalized. The cost and

accumulated depreciation for property, plant and equipment

sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in

income.

  Property, plant and equipment is depreciated over the

following estimated useful lives:



 Buildings and improvements                       40

 Drydocks and dock fronts                         15-27

 Machinery, equipment and tooling                 4-15

 Furniture and fixtures                           10

 Computer hardware and software                   3-5



Fair Value of Financial Instruments - The carrying amounts

reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable, and short-

term borrowings approximate fair value due to the im-mediate short-term maturity of these financial instruments. The

carrying amount reported for long-term debt approximates fair value since either the underlying instrument bears interest at a variable rate that reprices frequently or the interest rate approximates the market rate at December 31, 2000.

  The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from

financial institutions.



Warranties - Estimated warranty costs are provided at the time of sale of the warranted products, based on historical

warranty experience for the related product.



Environmental Liabilities - The company accrues for losses

associated with environmental remediation obligations when

such losses are probable and reasonably estimable. Such

accruals are adjusted as information develops or circumstances change. Costs of long-term expenditures for environmental

remediation obligations are not discounted to their present

value.



Postretirement Benefits Other Than Pensions - The expected cost of postretirement benefits is recorded during the years that the employees render service. The obligation for these

benefits and the related periodic costs are measured using

actuarial techniques and assumptions, including an appropriate discount rate. Actuarial gains and losses are deferred and

amortized over future periods.



Foreign Currency Translation - The financial statements of the company's non-U.S. subsidiaries are translated using the

current exchange rate for assets and liabilities and the

weighted average exchange rate for the year for statement of earnings items. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity

referred to as other comprehensive income (loss).



Derivative Financial Instruments - Derivative financial

instruments are used by the company to manage risks associated with interest rate market volatility. Interest rate swap

agreements are used to modify the company's exposure to

interest rate movements on floating rate debt and reduce

borrowing costs. For interest rate swap agreements, net

interest payments or receipts are recorded as adjustments to interest expense on a current basis. These activities are

subject to established policies which, among other matters,

prohibit the use of derivative financial instruments for

trading or speculative purposes. In June 1998, the Financial

Accounting Standards Board issued Statement of Financial

Accounting Standards (SFAS) No. 133, "Accounting for

Derivative Instruments and Hedging Activities." This

statement, as amended by SFAS 137 and 138, is effective

January 1, 2001, for the company. It requires all derivative instruments to be recorded on the balance sheet as assets or liabilities, at fair value. Changes in the fair value of

derivatives are recorded each period in current earnings or

comprehensive income, depending on whether a derivative is

designated and qualifies as part of a hedge transaction and if so, the type of hedge transaction. The adoption of SFAS 133

will not have a significant effect on the company's earnings or its financial position.


Revenue Recognition - Revenues and expenses in all business

segments are generally recognized upon shipment or completion of service provided, reflecting the time that title and risk and reward of ownership generally are transferred to the

customer. Revenues and costs on contracts for long-term

projects, however, are recognized according to the percentage-

of-completion method, commencing when work has progressed to a state where estimates are reasonably accurate.  These

estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to income resulting

from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on such

contracts are recognized in full when they are identified.

  The cost of shipping and handling is included in cost of

sales.

  During the fourth quarter of 2000, the company adopted

Emerging Issues Task Force (EITF) Issue 99-19 "Reporting

Revenue Gross as a Principal versus Net as an Agent." Net

sales amounts have been restated for 1999 and 1998 to

reclassify certain Crane segment costs from net sales to cost of sales. The impact of this reclassification was to increase net sales and cost of sales by $3,863, $4,279, and $3,684 in the first, second, and third quarters of 2000, respectively,

and increase net sales and cost of goods sold by $18,848 and

$9,098 for the years ended December 31, 1999 and 1998,

respectively, from amounts previously reported.



Research and Development - Research and development costs are charged to expense as incurred and amounted to $6,747, $6,876,

and $4,704 in 2000, 1999, and 1998, respectively.



Income Taxes - The company utilizes the liability method to

recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been

recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined

based on the temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the

temporary differences are expected to reverse.



Earnings per Share - Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year/period. Diluted earnings per share is computed similar to basic earnings per share

except that the weighted average shares outstanding is

increased to include the number of additional shares that

would have been outstanding if stock options were exercised

and the proceeds from such exercise were used to acquire

shares of common stock at the average market price during the year/period.



Comprehensive Income - Comprehensive income includes, in

addition to net income, other items that are reported as

direct adjustments to stockholders' equity. Presently, the

company's foreign currency translation item is the only item which requires inclusion in the Consolidated Statements of

Stockholders' Equity and Comprehensive Income.



Reclassifications - Certain prior year amounts have been re-

classified to conform to the current year's presentation.



2. PROPERTY, PLANT AND EQUIPMENT -   Property, plant and equipment

 at December 31 is summarized as follows:



                                               2000               1999

                                          ---------          ---------

 Land                                     $   3,888           $  3,440

 Buildings and improvements                  75,430             65,651

 Drydocks and dock fronts                    21,389             21,675

 Machinery, equipment, and tooling          116,950            105,124

 Furniture and fixtures                       4,628              3,623

 Computer hardware and software              11,710              8,795

 Construction in progress                     3,876              6,044

                                          ---------          ---------

 Total cost                                 237,871            214,352

                                          ---------          ---------

 Less accumulated depreciation            (137,931)          (122,329)

                                          ---------          ---------

 Property, plant and equipment--net       $  99,940           $ 92,023

                                          =========          =========



3. INVENTORIES -  The components of inventories at December 31 are summarized as follows:


                                              2000                     1999

                                          --------                 --------

 Raw materials                            $ 33,935                 $ 39,134

 Work-in-process                            32,914                   30,218

 Finished goods                             45,880                   42,352

                                          --------                 --------

 Total inventories at FIFO cost            112,729                  111,704

 Excess of FIFO cost over LIFO value      (21,551)                 (20,267)

                                          --------                 --------

 Total inventories                        $ 91,178                 $ 91,437

                                          ========                 ========



Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method for 57% of total

inventory for 2000 and 1999. The remainder of the inventories are cost-ed using the last-in, first-out (LIFO) method.



4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES - Accounts payable and accrued expenses at December 31 are summarized as follows:




                                                2000                1999

                                           ---------           ---------

 Trade accounts payable                    $  64,269           $  59,609

 Employee related expenses                    13,964               8,473

 Profit sharing and incentives                23,280              26,974

 Income taxes payable                             --               6,877

 Customer progress payments                      877               3,518

 Accrued product liability                     8,432               8,219

 Miscellaneous accrued expenses               33,891              28,239

                                           ---------           ---------

 Total                                      $144,713            $141,909

                                           =========           =========




5. DEBT - Debt at December 31 is summarized as follows:


                                                2000                   1999

                                           ---------             ----------

 Notes payable                              $ 75,000               $ 75,000

 Industrial revenue bonds                      3,619                  4,712

 Revolver borrowings                         115,600                 32,300

 Commercial paper                             24,719                     --

                                           ---------             ----------

                                             218,938                112,012

Less current portion                          81,270                 32,789

                                           ---------             ----------

                                            $137,668              $  79,223

                                           =========              =========



On April 6, 1999, the company amended and restated its

existing Credit Agreement (Agreement) with a group of banks in order to increase the amount of funds available and extend the maturity date to April 6, 2004. Currently, the Agreement

provides for maximum borrowings of $300 million under a

revolving line-of-credit and a letter-of-credit subfacility.

There were $115.6 million and $32.3 million of borrowings

outstanding under the revolving line-of-credit portion of the

Agreement at December 31, 2000 and 1999, respectively.

 The Agreement includes covenants, the most restrictive of

which require the maintenance of various debt and net worth

ratios. An annual commitment fee, calculated based upon the

company's consolidated leverage ratio, as defined by the

Agreement, is due on the unused portion of the facility

quarterly. The commitment fee in effect at the end of both

2000 and 1999 on the unused portion of the available credit

was 0.15%. Borrowings under the Agreement bear interest at a rate equal to the sum of the base rate, or a Eurodollar rate,

at the option of the company, plus an applicable percentage

based on the company's consolidated leverage ratio, as defined by the Agreement. The base rate is equal to the greater of the federal funds rate in effect on such day plus 0.5%, or the

prime rate in effect on such day. Borrowings under the

Agreement are not collateralized. The weighted average

interest rate for the borrowings outstanding under the

Agreement at December 31, 2000 and 1999, was 7.2% and 7.6%,

respectively.

 In January 2000, the company initiated a program under which it may borrow up to $25 million through the issuances of

commercial paper to be used for general purposes. Borrowings through the program are not collateralized and are fully and unconditionally guaranteed by the company. The company is

required to maintain an available unused balance under its

Credit Agreement sufficient to support outstanding amounts of commercial paper. There were $24.7 million of commercial paper borrowings outstanding at December 31, 2000, with an average maturity of 27 days and an average interest rate of 7.0%.

 On April 2, 1998, the company privately placed $50 million

of Series A Senior Notes with Prudential Insurance Company. On

October 31, 1998, the company issued, also with Prudential

Insurance Company, $25 million in principal amount of Senior

Shelf Notes (collectively referred to as the "Notes"). The

company used the proceeds from the sale of the Notes to pay

down existing borrowings under a term loan and finance an

acquisition.

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

 The company enters into interest rate swap agreements to

reduce the impact of changes in interest rates on its floating rate debt. At December 31, 2000, the company had outstanding one interest rate swap agreement with a financial institution,

having a total notional principal amount of $12.5 million and expiring October 2002. The effect of this agreement on the

company's interest rates during 2000 was not significant.

Interest expense has been adjusted for the net receivable or payable under this agreement. The fair value of this interest rate swap agreement was nominal at December 31, 2000. The

company is exposed to credit losses in the event of

nonperformance by the financial institution. However,

management does not anticipate such nonperformance.

 Industrial revenue bonds relate to the company's obligations on two properties located in Tennessee and Indiana. These

obligations are due in monthly or annual installments

including principal and interest at rates of 2.7% and 10.0% at

December 31, 2000. These obligations mature at various dates through 2004.

 The aggregate scheduled maturities of debt and industrial

revenue bond obligations as well as projected paydown of the revolving line-of-credit in subsequent years are as follows:





 2001                                $ 81,270

 2002                                  59,518

 2003                                     250

 2004                                   2,900

 2005                                      --

 Thereafter                            75,000

                                  -----------

                                     $218,938

                                  ===========


On May 28, 1999, the company entered into an accounts

receivable sales arrangement with a bank. The company sold

$148.0 million and $67.2 million in accounts receivable to the bank under this arrangement during 2000 and 1999,

respectively. The company had a $23.1 million and $8.4 million net factoring liability of uncollected accounts receivable due to the bank at December 31, 2000 and 1999, respectively. The cash flow impact of this arrangement is reported as cash flows from operations in the 2000 and 1999 Consolidated Statements of Cash Flows. Under this arrangement, the company is required to repurchase from the bank the first $0.5 million and amounts greater than $1.0 million of the aggregate uncollected

receivables during a twelve-month period.



6. INCOME TAXES - Components of earnings before income taxes are as follows:



 For the Years Ended December 31         2000           1999        1998

                                       ------         ------      ------



 Earnings (loss) before income taxes:

  Domestic                            $94,220       $106,234     $81,081

  Foreign                               1,900          (228)         331

                                      -------       --------    --------

 Total                                $96,120       $106,006     $81,412

                                      =======       ========    ========

The provision for taxes on income is as follows:



 For the Years Ended December 31         2000           1999        1998

                                      -------        -------     -------
 Current:

  Federal                             $24,418        $36,715     $32,251

  State                                 3,081          3,291       3,424

  Foreign                                 252          (192)         105

                                      -------        -------     -------

 Total current                         27,751         39,814      35,780

                                      -------        -------     -------

 Deferred--federal and state            8,101          (592)     (5,748)

                                      -------        -------     -------

 Provision for taxes on income        $35,852        $39,222     $30,032

                                      =======        =======      ======



The Federal statutory income tax rate is reconciled to the

company's effective income tax rate as follows:



 For the Years Ended December 31         2000           1999        1998

                                      -------        -------     -------

 Federal income tax at

  statutory rate                        35.0%          35.0%       35.0%

 State income taxes, net of

  federal income tax benefit              2.3            2.2         2.6

 Non-deductible goodwill

  amortization                            1.7            1.4         1.1

 Tax-exempt FSC income                  (0.9)          (1.2)       (1.1)

 Other items                            (0.8)          (0.4)       (0.7)

                                      -------        -------     -------

 Provision for taxes on income          37.3%          37.0%       36.9%

                                      =======        =======     =======


The deferred income tax accounts reflect the impact of

temporary differences between the basis of assets and

liabilities for financial reporting purposes and their related basis as measured by income tax regulations. A summary of the deferred income tax accounts at December 31 is as follows:



                                                   2000             1999

                                               --------         --------
 Current deferred tax assets:

  Inventories                                $    6,037         $  4,365

  Accounts receivable                             1,035              925

  Product warranty reserves                       4,553            5,339

  Product liability reserves                      3,245            3,165

  Other employee-related benefits

   and allowances                                 4,474            5,124

  Other                                           1,248            3,610

                                               --------         --------

 Future income tax benefits, current           $ 20,592         $ 22,528

                                               --------         --------


 Non-current deferred tax assets

    (liabilities):

  Property, plant and equipment              $ (17,510)        $(11,753)

  Postretirement benefits                         7,853            7,775

  Deferred employee benefits                      4,938            4,782

  Severance benefits                              1,069            1,106

  Product warranty reserves                       1,205            1,130

  Net operating loss carryforwards                1,976            1,874

  Other                                           1,862              399

                                             ----------       ----------

 Net future income tax benefits,

   non-current                                 $  1,393         $  5,313

                                             ----------       ----------


 The company does not provide for taxes which would be

payable if undistributed earnings of foreign subsidiaries were remitted because the company either considers these earnings to be invested for an indefinite period or anticipates that

when such earnings are distributed, the U.S. income taxes

payable would be substantially offset by foreign tax credits.

 As of December 31, 2000, the company had repurchased

approximately $25.0 million of state net operating loss

carryforwards, which are available to reduce future state tax liabilities. The company also has acquired federal net

operating losses of $2.0 million available to reduce federal taxable income. These loss carryforwards expire in varying

amounts through 2012. The company does not maintain a

valuation allowance against deferred tax assets due to the

existence of certain tax strategies designed to utilize these net operating loss carryforwards.



7. EARNINGS PER SHARE - The following is a reconciliation of the average shares outstanding used to compute basic and diluted earnings per share.


                                                  Per Share                  Per Share                  Per Share

 For the Years Ended December 31          Shares     Amount         Shares      Amount         Shares      Amount

                                            2000       2000           1999        1999           1998        1998

                                      ----------  ---------     ----------  ----------     ----------   ---------
 Basic EPS                            24,891,387      $2.42     25,991,711       $2.57     25,932,356       $1.98

 Effect of dilutive

   securities--stock options             231,408                   208,955                    192,711
                                      ----------                ----------                 ----------

 Diluted EPS                          25,122,795      $2.40     26,200,666       $2.55     26,125,067       $1.97

                                      ==========                ==========                 ==========



8. STOCKHOLDERS' EQUITY - Authorized capitalization consists of 75 million shares of $.01 par value common stock and 3.5 million shares of

$.01 par value preferred stock. None of the preferred shares have been issued. Pursuant to a Rights Agreement dated August 5, 1996, each common share carries with it four-ninths of a Right to purchase additional stock. The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the common stock. In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person, subject to

approval by the board of directors, each full Right permits the holder to purchase one share of common stock for $100. The Rights expire on

September 18, 2006, and may be redeemed by the company for $.01 per Right

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


  Currently, the company has the authorization to repurchase up to

2.5 million shares of common stock at management's discretion. As of

December 31, 2000, the company repurchased approximately 1.9 million shares at a cost of $49,752 pursuant to this authorization.





9. STOCK OPTIONS - The company maintains two stock plans, The Manitowoc

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

December 31, 2000, 1999, and 1998 are summarized as follows:


                                                        Weighted             Weighted              Weighted

                                                         Average              Average               Average

                                                        Exercise             Exercise              Exercise

 For the Years Ended December 31              Shares      Price      Shares     Price      Shares     Price

                                                2000       2000        1999      1999        1998      1998

                                           ----------     -----     -------     -----     -------     -----
 Options outstanding, beginning of year      611,881     $21.94     610,006    $18.63     608,181    $13.66

 Options granted                             936,900      21.20     221,557     25.58     209,400     30.54

 Options exercised                           (68,919)     11.97    (144,177)    11.50     (59,541)     8.33

 Options forfeited                          (162,733)     23.08     (75,505)    25.84    (148,034)    19.19
                                           ----------     -----     -------     -----     -------     -----

 Options outstanding, end of year          1,317,129      21.80     611,881     21.94     610,006     18.63

                                           ----------     -----     -------     -----     -------     -----

 Options exercisable, end of year            120,906     $19.53      47,444    $15.58      54,134    $ 9.02
                                           ----------     -----     -------     -----     -------     -----



The outstanding stock options at December 31, 2000, have a

range of exercise prices of $7.78 to $33.06 per option. The

following shows the options outstanding and exercisable by

range of exercise prices at December 31, 2000:



                                               Options Outstanding                       Options Exercisable
                        ------------------------------------------           -------------------------------

                                            Weighted

                                             Average     Weighted                                   Weighted

                                           Remaining      Average                                    Average

 Range of                                Contractual     Exercise                                   Exercise

 Exercise Prices         Outstanding     Life (Years)       Price                 Exercisable          Price

 -----------------------------------------------------------------------------------------------------------
 $7.78-$9.93                  46,505           4.3         $ 9.33                      34,353         $ 9.12

 $18.78-$25.58             1,158,723           9.0          21.44                      53,704          19.44

 $30.54-$33.06               111,901           6.9          30.61                      32,849          30.54

 -----------------------------------------------------------------------------------------------------------

                           1,317,129           8.7         $21.80                     120,906         $19.53


The weighted average fair value at date of grant for options granted during 2000, 1999, and 1998 was $8.92, $9.56, and $11.77 per option,

respectively.  The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions :

                                  2000     1999     1998

                                 -----    -----    -----


 Expected life (years)               7        7        7

 Risk-free interest rate           5.5%     5.0%     5.8%

 Expected volatility              34.0%    30.9%    31.9%

 Expected dividend yield           1.0%     1.3%     1.5%



The company applies Accounting Principles Board Opinion No.

25, under which no compensation cost has been recognized in

the statements of earnings. Had compensation cost been

determined under an alternative method suggested by SFAS No.

123, "Accounting for Stock-Based Compensation," net income

would have decreased $1,336, $877, and $547 in 2000, 1999, and

1998, respectively; and diluted earnings per share would have been $2.35, $2.52, and $1.95 in 2000, 1999, and 1998,

respectively.



10. 2000 ACQUISITIONS - On November 20, 2000, the company

purchased all of the issued and outstanding shares of MMC

Acquisition Company, the parent of Marinette Marine Cor-

poration. Marinette Marine, located in Marinette, Wisconsin,

operates one of the largest shipyards on the U.S. Great Lakes.

Marinette Marine is currently under contract to build a series of oceangoing buoy tenders for the United States Coast Guard.

Marinette Marine presently employs approximately 800 people

and features complete in-house capabilities for all

shipbuilding disciplines.

  The aggregate consideration paid by the company for

Marinette Marine was $66,092, which is net of $18,640

of cash acquired and includes direct acquisition costs of $531 and assumed liabilities of $17,431. The purchase price for

this acquisition is subject to a post-closing working capital adjustment to be settled in 2001.

  The acquisition of Marinette Marine has been recorded using the purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of the assets acquired and the liabilities assumed. The

preliminary estimate of the excess of the cost over the fair value of the net assets acquired is $45,297 and is being

amortized over a weighted average life of 38 years.



  On April 7, 2000, the company, through a wholly owned

subsidiary, acquired substantially all of the net business

assets of Harford Duracool, LLC (Harford). Harford is a

leading manufacturer of walk-in refrigerators and freezers and maintains a 67,000-square-foot manufacturing facility in Aber-

deen, Maryland. Its primary distribution channels are

foodservice equipment dealers and commercial refrigeration

distributors and its products range in size from 200 to 60,000 cubic feet. Harford also manufactures a line of modular,

temperature-controlled structures for other niche markets.

  The aggregate consideration paid by the company for the

assets of Harford was $21,228 which includes direct

acquisition costs of $534, assumed liabilities of $1,448, and the payment of a post-closing working capital adjustment in

Sep-tember 2000 of $267.

  The acquisition of Harford has been recorded using the

purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of

the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is

$14,959 and is being amortized over a weighted average life of

35 years.

  On March 31, 2000, the company acquired all of the issued

and outstanding shares of Multiplex Company, Inc. (Multiplex).

Multiplex is headquartered in St. Louis, Missouri,  where its production facility is located and has operations in

Frankfurt, Germany, and Glasgow, UK. Multiplex manufactures

soft-drink and beer dispensing equipment as well as water

purification systems and supplies leading quick-service

restaurants, convenience stores, and movie theatres. In

addition, Multiplex designs and builds custom applications to meet the needs of customers with requirements that cannot be met by conventional dispensing equipment.

  The aggregate consideration paid by the company for the

shares of Multiplex was $20,509, which is net of cash ac-

quired of $3,698 and includes direct acquisition costs of $386 and assumed liabilities of $5,305.

  The acquisition of Multiplex has been recorded using the

purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of

the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is

$12,687 and is being amortized over a weighted average life of

37 years.

  During 2000, the company also completed the acquisitions of certain assets of Pioneer Holdings LLC, the outstanding shares of Beverage Equipment Supply Company, and the remaining shares of Hangzhou Manitowoc Wanhua Refriger-ation Company, the

company's Chinese joint venture. The total aggregate

consideration paid by the company for these acquisitions was

$18,168, which is net of cash received and includes direct

acquisition costs of $159 and assumed liabilities of $2,831.

  The following unaudited pro forma financial information for the years December 31, 2000 and 1999 assumes the 2000

acquisitions occurred as of January 1 of each year.


                                                2000        1999

                                           ---------   ----------


 Net sales                                  $970,843   $1,005,381

 Net earnings                                $60,859      $72,702

 Basic earnings per share                      $2.45        $2.80

 Diluted earnings per share                    $2.42        $2.77



1999 ACQUISITIONS - On April 9, 1999, the company acquired all of the issued and outstanding shares of Kyees Aluminum, Inc.,

a leading supplier of cooling components for the major

suppliers of fountain soft-drink beverage dispensers. The

aggregate consideration paid by the company was $28,471, which is net of cash acquired of $1,010 and includes direct

acquisition costs of $319, assumed liabilities of $2,151, and the payment of a post-closing net worth adjustment during the third quarter of 1999 of $1,263. Kyees' aluminum cold plates are a key component used to chill soft-drink beverages in

dispensing equipment. Located in La Mirada, California, Kyees is a technology leader in manufacturing cold plate equipment,

in both quality and engineering design.

  The acquisition of Kyees has been recorded using the

purchase method of accounting. The cost of the acquisition has been allocated on the basis of the estimated fair values of

the assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired of

$24,073 is being amortized over a weighted average life of 38 years.

  On January 11, 1999, the company acquired all of the issued and outstanding shares of Purchasing Support Group LLC (PSG),

a four-member beverage service organization. The new

operation, renamed Manitowoc Beverage Systems, Inc. (MBS),

provides full-service parts, components, and dispenser systems support to bottlers in the beverage industry. MBS is made up of companies that have been serving soft- drink bottling

operations throughout the United States since the 1960s with a variety of equipment services for beverage dispensing systems.

MBS operates in the Northeast, Atlantic Coast, Southeast,

Central, and Western United States.

  The aggregate consideration paid by the company for the

issued and outstanding shares of the four member companies of

PSG was $43,686, which is net of cash acquired of $764 and

includes direct acquisition costs of $538 and assumed

liabilities of $5,912.

  The acquisition of MBS has been recorded using the purchase method of accounting. The cost of the acquisition has been

allocated on the basis of the estimated fair values of the

assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is $34,019 and is being amortized over a weighted average life of 38

years.



1998 ACQUISITIONS - On November 3, 1998, the company acquired substantially all of the net assets and business of U.S. Truck

Crane, Inc. (USTC), from a subsidiary of UK-based Powerscreen

International PLC. Located in York, Pennsylvania, USTC builds three proprietary product lines, including boom trucks, rough-

terrain forklifts, and other types of material-handling

equipment.

  The aggregate consideration paid by the company for the net assets of USTC was $51,478, which includes direct acquisition costs of $478, assumed liabilities of $7,425, and the receipt of a post-closing net worth adjustment in July 1999 of $2,053.

  The acquistion of USTC has been recorded using the purchase method of accounting. The cost of the acquisition has been

allocated on the basis of the estimated fair values of the

assets acquired and the liabilities assumed. The excess of the cost over the fair value of the net assets acquired is

$38,039, and is being amortized over a weighted average life of 38 years.

  The results of operations subsequent to the date of each of the aforementioned acquisitions have been included in the

Consolidated Statements of Earnings for the years ended

December 31, 2000, 1999, and 1998.



11. CONTINGENCIES - The United States Environmental Protection

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

  Recent estimates indicate that the remaining costs to clean up the Site are nominal, however the ultimate allocations of cost for the Site are not yet final. Although liability is

joint and several, the company's percentage share of liability is estimated to be 11% of the total cleanup costs. Prior to

December 31, 1996, the company accrued $3,300 in connection

with this matter. Expenses charged against this reserve during

2000, 1999, and 1998 were not significant. Remediation work at the Site has been completed, with only long-term pumping and treating of groundwater and Site maintenance remaining. The

company's remaining estimated liability for this matter,

included in other current and non-current liabilities at

December 31, 2000, is $900.

  As of December 31, 2000, 32 product-related lawsuits were

pending. All 32 cases are insured with self-insurance

retentions of $1,000 for Crane accidents; $1,000 for

Foodservice accidents occurring during 1990 to 1996; and $100 for Foodservice accidents occurring during 1997 to 2000. The insurer's contribution is limited to $50,000.

  Product liability reserves included in accounts payable and accrued expenses at December 31, 2000 are $8,432; $2,657

reserved specifically for the 32 cases referenced above, and

$5,775 for claims incurred but not reported which were

estimated using actuarial methods. The highest current reserve for an insured claim is $950. Based on the company's

experience in defending itself against product liability

claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured and

insured claims. Any recoveries from insurance carriers are

dependent upon the legal sufficiency of claims and the

solvency of insurance carriers.

  It is reasonably possible that the estimates for

environmental remediation and product liability costs may

change in the near future based upon new information which may arise. Presently, there is no reliable means to estimate the amount of any such potential changes.

  The company is also involved in various other legal actions arising in the normal course of business. After taking into

consideration legal counsel's evaluation of such actions, in the opinion of management, ultimate resolution is not ex-

pected to have a material adverse effect on the consolidated financial statements of the company.



12. RETIREMENT AND HEALTH CARE PLANS - The company provides

retirement benefits through noncontributory deferred profit

sharing plans covering substantially all employees. Company

contributions to the plans are based upon formulas contained in such plans. The company also has a defined contribution

plan in which the company matches 25% of participant

contributions up to a maximum of 5% of a participant's

compensation. Total costs incurred under these plans were

$14,854, $14,271, and $12,909, in 2000, 1999, and 1998,

respectively.

  The company also provides certain health care and death

benefits for eligible retirees and their dependents. The

benefits are not funded, but are paid as incurred. Eligibility for coverage is based on meeting certain years of service and retirement qualifications. These benefits may be subject to

de-ductibles, co-payment provisions, and other limitations.

The company has reserved the right to modify these benefits.

  The tables that follow contain the components of the

periodic postretirement health and other benefits cost for

2000, 1999, and 1998, respectively, and the reconciliation of the change in the accumulated periodic postretirement health benefit obligation, from January 1, 1999, through December 31,

2000. Acquisition related changes presented in the table

relate to the acquisition of Marinette Marine in November

2000. Benefit costs for Marinette Marine from November 20,

2000 to December 31, 2000 are not significant.


  The components of the periodic postretirement health benefit cost are as follows:


                                              2000           1999           1998

                                          --------        -------        -------
 Service cost--benefits earned

  during the year                             $398           $395          $ 296

 Interest cost on accumulated

  postretirement health

  benefit obligation                         1,517          1,325          1,144

 Amortization of actuarial gain                 --             --          (127)

                                          --------        -------        -------

 Net periodic postretirement

  health and other benefit cost             $1,915         $1,720         $1,313

                                          ========        ========        ======



The following is a reconciliation of the change in the

accumulated periodic postretirement health benefit obligation from January 1, 1999, through December 31, 2000, and a

reconciliation of the postretirement benefit obligation to the accrued amount at December 31, 2000 and 1999:


                                                   2000                1999

                                                -------             -------

 Benefit obligation, beginning of year          $19,091             $16,948

 Service cost                                       398                 395

 Interest cost                                    1,517               1,325

 Acquisition                                        478                  --

 Participant contributions                          796                 810

 Actuarial loss                                   2,509               1,946

 Benefits paid                                   (2,589)             (2,333)

                                                -------             -------

 Benefit obligation, end of year                $22,200             $19,091

                                                -------             -------

 Status of the plan, unfunded                   $22,200             $19,091

 Unrecognized net (loss) gain                   (1,689)                 821

                                                -------             -------

 Accrued benefit, end of year                   $20,511             $19,912

                                                =======             =======



The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 5%.

Increasing the assumed health care cost trend rate by one

percentage point in each year would increase the accumulated postretirement health benefit obligation by $3,195 at December

31, 2000, and the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $301 for 2000. Decreasing the assumed health care cost

trend rate by one percentage point in each year would decrease the accumulated postretirement health benefit obligation by

$2,624 at December 31, 2000, and the aggregate of the service and interest cost components of net periodic postretirement

health benefit costs by $244 for 2000.

  The discount rate used in determining the accumulated

postretirement health benefit obligation is 7.25% for 2000 and

1999.

  Marinette Marine sponsored a defined benefit pension plan in which substantially all of its salaried employees are

participants. Benefits under the plan were based upon years of service and average compensation. The funding policy was to

contribute to the plan an amount equal to the current service costs taking into consideration the amount deductible for

federal income tax purposes.

  A summary of the funded status of the plan at December 31,

2000 follows:


                                         2000
                                     --------

 Benefit obligation                   $11,364

 Fair value of plan assets             12,052

                                     --------

 Funded status, overfunded           $    688

                                     --------

 Prepaid pension costs                $ 2,286

                                     ========


  It is reasonably possible that the estimate for future

retirement and health care costs may change in the near future due to changes in the health care environment or changes in

interest rates which may arise. Presently, there is no

reliable means to estimate the amount of any such potential

changes.



13. LEASES - The company leases various property, plant and

equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and

maintenance costs associated with the leased property. Rental expense attributable to operating leases was $8,533, $4,847,

and $2,848 in 2000, 1999, and 1998, respectively. Future

minimum rental obligations under noncancelable operating

leases, as of December 31, 2000, are payable as follows:



 2001                         $ 9,825

 2002                           8,612

 2003                           7,655

 2004                           6,404

 2005                           5,548

 Thereafter                    16,124



14. BUSINESS SEGMENTS - The company identifies its segments

using the "management approach," which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the

company's reportable segments.

  The company has three reportable segments: Foodservice

Equipment (Foodservice), Cranes and Related Products (Cranes),

and Marine.

  Foodservice products consist primarily of commercial ice-

cube machines; ice/beverage dispensers; walk-in and reach-in refrigerators and freezers; refrigerated undercounter and food preparation tables; private label residential refrigerators

and freezers; backroom beverage equipment; and distribution

services. Foodservice sells its products primarily in the

United States, Europe, Southeast Asia, and in the Middle East.

Foodservice products serve the lodging, restaurant, health

care, convenience-store and soft-drink bottling markets, which are impacted by demographic changes and business cycles.

  Cranes' products consist primarily of lattice-boom crawler cranes; truck-mounted hydraulic cranes; rough-terrain

forklifts; and material-handling equipment. Cranes also

specializes in industrial machinery repair and rebuilding

services as well as crane rebuilding and remanufacturing

services. Cranes distributes its products in North America

(primarily the United States), Europe, Southeast Asia, and the

Middle East. Cranes' operations serve the construction,

energy, and mining industries and are mainly impacted by the level of activities related to heavy construction and

infrastructure projects around the world.

  Marine provides ship repair, maintenance, conversion, and

construction services to foreign and domestic vessels

operating on the Great Lakes. Marine is also a leading

provider of Great Lakes and oceangoing mid-sized commercial,

research, and military vessels. Marine serves the Great Lakes maritime market consisting of both U.S. and Canadian fleets,

inland waterway operators, and oceangoing vessels that transit the Great Lakes and St. Lawrence Seaway.

  The accounting policies of the segments are the same as

those described in the summary of significant accounting

policies except that certain expenses are not allocated to the segments. These unallocated expenses are corporate overhead,

intangible asset amortization, interest expense, and income

taxes. The company evaluates segment performance based upon

profit or loss before the aforementioned expenses.

  The company is organized primarily on the basis of products and is broken down into 19 business units. Eleven of the

business units have been aggregated into the Foodservice

segment; four of the business units have been aggregated into the Cranes segment; and four business units make up the Marine segment.

  Information about reportable segments and a reconciliation of total segment assets to the consolidated totals as of

December 31, 2000 and 1999, and total segment sales and

profits to the consolidated totals for the years ending

December 31, 2000, 1999, and 1998 are summarized on page 32.

Sales and long-lived asset information by geographic area as of and for the years ended December 31 are as follows:




                                                                   Sales                 Long-Lived Assets

                                   --------------------------------------          -----------------------


                                         2000           1999         1998                2000         1999

                                    ---------       --------     --------           ---------   ----------
 United States                       $793,843       $737,616     $625,227            $410,596     $331,758

 Other North America                   25,132         25,213       16,881                  --           --

 Europe                                17,375         32,246       36,917               5,468        5,479

 Asia                                  17,393         11,174       12,920               2,959        2,005

 Middle East                            5,479          2,113        5,610                  --           --

 Central & South America                4,873          4,073        1,949                  --           --

 Africa                                 3,277          5,890        1,774                  --           --

 South Pacific & Caribbean              5,900          6,014        2,642                  --           --

                                    ---------       --------     --------           ---------   ----------

 Total                               $873,272       $824,339     $703,920            $419,023     $339,242

                                    =========       ========     ========           =========   ==========


Foreign revenue is based upon the location of the customer.

Revenue from no single foreign country was material to the

consolidated sales of the company.




15. SUBSEQUENT EVENT - On March 4, 2001, Manitowoc submitted a binding offer to acquire the Potain cranes subsidiary of

Groupe Legris Industries SA. The purchase price of the

acquisition will be approximately $300 million (2.15 billion

French francs), plus net cash at December 31, 2000, subject to an adjustment for net earnings of Potain for the period from

January 1, 2001 to the closing date. The transaction is

anticipated to be financed by a new pre-arranged banking

facility, which is expected to include both senior and

subordinated debt. Completion of the transaction is contingent upon certain events, including receipt of applicable

regulatory approvals, completion of notification and

consultation process with the applicable works' council (labor union) and final acceptance of the offer by the seller. The

transaction is currently expected to be finalized by the end of the second quarter of 2001.

  Potain, headquartered in Lyon, France, is a world leader in the design, manufacture, and supply of tower cranes for the

building and construction industry. Potain reported sales of approximately $275 million for the year ended December 31,

2000.





MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS



The Manitowoc Company, Inc. management is responsible for the integrity of the consolidated financial statements and other information included in this annual report and for

ascertaining that the data fairly reflect the company's

financial position and results of operations. The company

prepared the consolidated statements in accordance with

generally accepted accounting principles appropriate in the

circumstances, and such statements necessarily include amounts that are based on best estimates and judgements with

appropriate considerations given to materiality.

  The company maintains an internal accounting system de-

signed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and are properly recorded to permit the preparation of the financial statements in accordance with generally accepted accounting principles.

  To further safeguard company assets, the company has

established an audit committee composed of directors who are neither officers nor employees of the company. The audit

committee is responsible for reviewing audit plans, internal controls, financial reports, and accounting practices and

meets regularly with the company's internal auditors and

independent accountants, both of whom have open access to the committee.

  The company's independent accountants, Pricewaterhouse-

Coopers LLP, audited the company's Consolidated Financial

Statements and issued the opinion below.


/s/ Terry D. Growcock


Terry D. Growcock

President & Chief Executive Officer




/s/ Glen E. Tellock


Glen E. Tellock

Senior Vice President & Chief Financial Officer





REPORT OF INDEPENDENT ACCOUNTANTS



To the Stockholders and Board of Directors of

The Manitowoc Company, Inc. and Subsidiaries



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings,

stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial

position of The Manitowoc Company, Inc. and its Subsidiaries at December 31, 2000 and 1999, and the results of their

operations and their cash flows for the years ended December

31, 2000, 1999, and 1998, in conformity with accounting

principles generally accepted in the United States of America.

These financial statements are the responsibility of the

company's management; our responsibility is to express an

opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with

auditing standards generally accepted in the United States of

America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial

statements are free of material misstatement. An audit

includes examin-ing, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presen-tation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

January 26, 2001, except for information in Note 15,

for which the date is March 4, 2001.






SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATIN (unaudited)

Thousands of dollars, except per share data



                                                          2000                                            1999
                       ---------------------------------------      ------------------------------------------

                          First    Second     Third     Fourth         First     Second      Third      Fourth

                       --------  --------  --------   --------      --------   --------   --------    --------
Net sales(1)           $205,853  $243,566  $214,531   $209,322      $189,061   $231,629   $218,816    $184,833

Gross profit             55,717    71,066    55,657     53,294        52,560     65,718     62,515      52,919

Net earnings             14,913    22,606    12,299     10,450        12,428     20,986     19,378      13,992

Per share amounts:(2)

  Basic eps                 .58      .91       .50        .43           .48        .81       .75         .54

  Diluted eps               .57      .91       .50        .42           .47        .80       .74         .53

  Dividends per

    common share           .075     .075      .075       .075          .075       .075      .075        .075



(1)Net sales have been restated to reflect the adoption of

EITF 99-19. (See "Revenue Recognition" in Note 1 to the

Consolidated Financial Statements.) The amounts reclassified were $3,684; $4,279; $3,863; $3,771; $4,918; $5,287; and

$4,872 for the third, second, and first quarters of 2000, and the fourth, third, second, and first quarters of 1999,

respectively.

(2)Per share data adjusted to reflect the April 1, 1999 three-

for-two stock split.







QUARTERLY COMMON STOCK PRICE RANGE





Year Ended December 31                       2000                             1999                               1998

                          ------------------------        -------------------------         --------------------------

                            High     Low    Close          High       Low     Close           High       Low     Close
1st Quarter               $32.63  $24.56    $27.50        $30.33   $24.21    $27.92         $26.75    $19.42    $25.75

2nd Quarter                34.88   26.75     26.75         42.00    27.00     41.63          31.21     25.40     26.87

3rd Quarter                30.88   19.00     19.75         43.75    32.56     34.13          27.92     16.33     20.09

4th Quarter                31.06   17.63     29.00         35.63    26.00     34.00          29.59     16.46     29.59


The company's common stock is traded on the New York Stock Exchange.

The share prices shown above have been adjusted for the April 1,

1999 three-for-two stock split.





 GLOSSARY



FINANCIAL TERMS


Backlog - Firm, unfilled orders. An indicator of future sales.

Book Value - Another term for shareholder equity, most often shown on a per share basis.


Capitalization - The total market value of a company's

outstanding stock - that is, the stock price multiplied by the number of shares.


Cash Flow - Funds generated by a company to operate the

business, make capital investments, repay debt, pay dividends,

re-purchase stock, and make acquisitions.


Cash Gap - A working capital measure that is equal to accounts receivable days sales outstanding plus inventory days less ac-

counts payable days outstanding.


Cost of Capital - A weighted average of the after-tax cost of equity and borrowed funds.


Current Ratio - Current assets divided by current liabilities,

an indicator of liquidity.


EVA(R) (Economic Value-Added) - A financial measure to

determine if a company is creating or depleting value for its shareholders. EVA is calculated by taking after-tax operating profits and subtracting the capital charge. Manitowoc uses

this measure to evaluate its performance, to drive its

decision-making, to incentivize management, and to evaluate

acquisition opportunities.


Outsourcing - Contracting with an outside supplier to provide a service or function that had been previously performed

within the company.


Price to Earnings Ratio - The price of a stock, divided by its earnings per share. Also known as P/E, multiple, or valuation.

This measure tells investors how much they are paying for a

company's earnings.


Return on Equity - Net earnings divided by stockholders'

equity, a measurement of the amount earned on the

shareholder's investment.


Return on Invested Capital - A measurement of operating profit after-tax divided by invested capital, an indicator of how

efficiently the company employs its assets.


Stock Repurchase Plan - A systematic approach in which a

company repurchases its stock. The result of this action

increases the percent of ownership each remaining shareholder has in the company.


Total Return - Return on an investment that includes any

dividends or interest as well as price appreciation.



INDUSTRY TERMS


Backroom Beverage Equipment - Refers to the backroom support equipment necessary to deliver syrup, carbonated water, and

pre-mixed soft drinks from their storage containers to the

dispensing device. This equipment would include pre-chillers,

carbonators, regulators, pumps, valves, tubing, and fabricated box racks.


Boom Truck - A hydraulic telescopic crane mounted to a

commercial truck chassis.  A boom truck differs from a truck crane because it can haul up to several thousand pounds of

payload on its cargo deck.


Cold Plate - An integral component of an ice/beverage

dispenser that consists of a cast aluminum block and stainless steel tubing that cools syrup and carbonated water to an ideal serving temperature as these liquids flow through the cold

plate to the beverage-dispensing valve.


Crawler Crane - Usually refers to lattice-boom cranes that are mounted on crawlers rather than a truck chassis.  This method of mounting significantly reduces ground-bearing pressures and enables the crane to pick-and-carry virtually any rated load.


Five-Year Survey - A thorough ship inspection process that

must be performed every five years to satisfy stringent

maritime regulations developed by the U.S. Coast Guard, the

American Bureau of Shipping, and other regulatory agencies.


Graving Dock - An in-ground concrete structure in which ships can be built or repaired.  A graving dock is equipped with

pumps and watertight gates. It is flooded so ships can float in; then it is pumped dry so crews can work on those parts of a ship that normally are underwater.


Hopper Dredge - A hopper dredge is a fully powered vessel that excavates underwater material using powerful suction devices.

Dredged material is then stored onboard the vessel for

transportation to an approved disposal site, or can be pumped onboard dump scows or split-hull barges.


Ice/Beverage Dispenser - A foodservice appliance that

dispenses ice and soft drinks for self-serve applications in quick-service restaurants, movie theatres, and convenience

stores.


Integrated Tug/Barge - A new form of Great Lakes bulk-cargo

transportation that combines a non-powered notch barge that is pushed by a high horsepower diesel tug.


Kiosk - A limited-menu, walk-up, quick-service restaurant that sells food that usually is prepared elsewhere.


Lattice Boom - A fabricated, high-strength steel structure

that usually has four chords and tubular lacings.  Lattice

booms typically weigh less and provide higher lifting

capacities than telescopic booms of similar length.


Luffing Jib - A fabricated structure similar to, but smaller than, a lattice boom.  Mounted at the tip of a lattice boom, a luffing jib easily adjusts its angle of operation - a

capability that is not possible with a conventional fixed-jib attachment.


MAX-ER(TM) - Manitowoc's trailing counterweight heavy-lift

attachment that dramatically improves the reach, capacity, and lift dynamics of the basic crane to which it is mounted.


Reach-in - A refrigerated cabinet, typically used in

foodservice applications, for short-term storage of perishable items at safe temperatures prior to preparation or serving.


Self-Unloading Vessel - Refers to the fleet of ships operating on the Great Lakes that are equipped with cargo-hold conveyors and lattice discharge booms.  This equipment enables vessels to offload their bulk cargoes, such as iron ore, coal, or

limestone, without requiring dockside assist equipment.


Telescopic Boom - A box-section boom, consisting of multiple telescopic sections that are extended or retracted to a

desired length, using hydraulic or mechanical means.


Truck Crane - Can refer to either a hydraulic telescopic or

lattice-boom crane that is mounted on a rubber-tired carrier and is ca-pable of traveling at highway speeds from one

project to the next.


Walk-in - A large, foamed-in-place, refrigerated structure,

frequently used in restaurants, that can be equipped with

cooling or freezing systems for long-term storage of

foodservice items prior to preparation.





INVESTOR INFORMATION


Corporate Headquarters
----------------------

The Manitowoc Company, Inc.

500 South 16th Street

P.O. Box 66

Manitowoc, WI 54221-0066

Telephone: 920-684-4410

Telefax: 920-683-8129



Independent Accountants
-----------------------

PricewaterhouseCoopers LLP

100 East Wisconsin Avenue

Suite 1500

Milwaukee, WI 53202



Stock Transfer Agent and Registrar
----------------------------------

First Chicago Trust Company

A division of EquiServe

P.O. Box 2500

Jersey City, NJ 07303-2500



Annual Meeting
--------------

The annual meeting of Manitowoc Company shareholders will be held at 9:00 a.m., CDT, Tuesday, May 1, 2001, in the ballroom of the Holiday Inn at 4601 Calumet Avenue, Manitowoc, WI. We

encourage shareholders to participate in this meeting in

person or by proxy.



Stock Listing
-------------

Manitowoc's common stock is traded on the New York Stock

Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related

information can be found in the financial section of most

daily newspapers.

  Quarterly common stock price information for our three most recent fiscal years can be found on page 47 of this an-nual

report. Shares of Manitowoc's common stock have been publicly traded since 1971.



Manitowoc Shareholders
----------------------

On December 31, 2000, there were 24,259,463 shares of

Manitowoc common stock outstanding. At such date, there were

2,787 shareholders of record.



Form 10-K Report
----------------

Each year Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in this

Annual Report to Shareholders.



  A copy of Form 10-K, as filed with the Securities and

Exchange Commission for 2000, may be obtained by any

shareholder, without charge, upon written request to:

  Maurice D. Jones

  General Counsel & Secretary

  The Manitowoc Company, Inc.

  P.O. Box 66

  Manitowoc, WI 54221-0066



Dividends
---------

Manitowoc has paid continuous dividends, without interruption,

since 1971. On February 14, 2001, Manitowoc switched from a

quarterly cash dividend to an annual common stock cash

dividend. In October of this year, and in its regular fall

meetings each year thereafter, the board of directors will

determine the amount and timing of the annual dividend for

that year.



Dividend Reinvestment and Stock Purchase Plan
---------------------------------------------

The Dividend Reinvestment and Stock Purchase Plan provides a convenient method to acquire additional shares of Manitowoc

stock through the investment of dividends.  Shareholders may also purchase shares by investing cash, as often as once a

month, in varying amounts from $10 up to a maximum of $60,000 each calendar year.

  Participation is voluntary, and Manitowoc pays for all fees associated with stock purchases under these plans.

  To receive an information booklet and enrollment form,

please contact our stock transfer agent and registrar, First

Chicago Trust Company.

  Manitowoc also participates in the Own Your Share of America and the Low-Cost Stock Ownership Plans as offered and

administered by the National Association of Investors

Corporation.



INVESTOR INQUIRIES


Security analysts, portfolio managers, individual investors,

and media professionals seeking information about Mani-towoc are encouraged to visit our Web site, or contact the

following:



Analysts & Portfolio Managers
-----------------------------

Glen E. Tellock

Senior Vice President & Chief Financial Officer

Telephone: 920-683-8122

Telefax: 920-683-8138



Media Inquiries
---------------

Steven C. Khail

Director of Investor Relations & Corporate Communications

Telephone: 920-683-8128

Telefax: 920-683-8138



General Inquiries
------------------

Joan Risch

Shareholder Relations

Telephone: 920-683-8150

Telefax: 920-683-8138



Quarterly Earnings
------------------

Manitowoc is planning to announce its quarterly earnings for calendar 2001 according to the following schedule:

1st Quarter - April 17, 2001

2nd Quarter - July 12, 2001

3rd Quarter - October 11, 2001

4th Quarter - To be announced



Join MTW on the Internet
------------------------

Manitowoc provides a variety of information about its

businesses, products, and markets at its Web site address:

www.manitowoc.com.



Equal Opportunity
-----------------

Manitowoc believes that a diverse workforce is required to

compete successfully in today's global markets. The com-pany provides equal employment opportunities in its global

operations without regard to race, color, age, gender,

religion, national origin, or physical disability.






                                              EXHIBIT 13  -  APPENDIX A






                                                        Cross Reference or
 Graph No.      Description of Graph                    Narrative Discussion
 ---------      --------------------                    ---------------------

    1        Bar Graph of Gross Profit             Gross Profit ($ Millions)
             for 1995-2000                         --------------------------------
                                                   1995              74.5
                                                   1996             134.6
                                                   1997             152.6
                                                   1998             195.6
                                                   1999             233.7
                                                   2000             235.7

                                                   Although gross profit improved in 2000, the degree
                                                   of improvement was affected by the economic slow-
                                                   down experienced by our Foodservice and Crane
                                                   segments in the second half of the year.




    2        Bar Graph of Capital Expenditures     Capital Expenditures ($ Millions)
             for 1995-2000                         ------------------------------------------
                                                   1995             19.2
                                                   1996              8.4
                                                   1997             12.0
                                                   1998             11.7
                                                   1999             13.7
                                                   2000             13.4

                                                   The $13.4 million of capital expenditures that
                                                   Manitowoc made in 2000 included $1.5 million for
                                                   demand flow initiatives, $1.5 million for a new
                                                   evaporator plating line at Manitowoc Ice, and
                                                   $829,000 for robotic welding equipment at
                                                   Manitowoc Cranes.



    3        Bar Graph of SG&A as a                SG&A as a Percent of Sales (Percent of Sales)
             Percent of Sales for                  -----------------------------------------------
             1995-2000.                            1995         16.7
                                                   1996         16.2
                                                   1997         15.4
                                                   1998         13.9
                                                   1999         13.0
                                                   2000         13.2

                                                   Despite lower revenues in our continuing businesses
                                                   and the completion of five acquisitions in 2000,
                                                   Manitowoc's selling, general and administrative
                                                   expense as a percent of sales was only 13.2%.



