Form 10-K, Exhibit 13
period 2001-12-31
MANITOWOC CO INC
filed 2002-03-29
CIK 61986

Exhibit 13

Portions of the 2001 Annual Report

Management's Discussion and Analysis of Results
of Operations and Financial Condition

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes appearing in this annual report.

Overview The Manitowoc Company, Inc. (referred to as the "company," "MTW," "we," "our," and "us") is a leading diversified, multi-industry manufacturer of engineered capital goods and support services for selected market segments which today include Cranes and Related Products, Foodservice Equipment, and Marine. The centerpiece of our efforts is and will continue to be to provide customer-focused, quality products and services to the markets we serve. Research, marketing, resource allocation, manufacturing, support services, and all related elements will generally be products oriented. We will do this in a manner designed to continuously improve economic value for our shareholders.
     In the context of providing customer-focused, quality products and services to our customers and improving economic value for our shareholders, we have established the following goals to be achieved by the end of 2002.

2002 Goals

Reach $1.3 billion in sales.

Generate 80% of revenues from new products/models introduced or acquired since 1998.

Be EVA® accretive in each business unit each year.

Supplement core businesses with strategic acquisitions.

Continue to make global expansion a key priority.

Pursue ISO quality certification for all non-marine operations.

On our way to realizing these goals, we are proud to report a few key achievements during 2001:

  We surpassed $1 billion in sales for the first time in our 100-year history, enabling us to achieve our seventh consecutive year of record sales.
  During 2001, more than 80% of our revenues were generated from new products/models introduced or acquired since 1998.
  We achieved the fourth best earnings results in our history with earnings of $45.5 million as earnings benefited from various initiatives over the last 18 months in all our segments.
  Cash from operations set a record, increasing 69% to $106.6 million for the year.
  Despite the challenging economy, which impacted several of our end markets, we invested $286 million in acquisitions, $29.3 million in capital expenditures, and $8.3 million in R&D to enhance our market positions.
  We completed the largest acquisition in the company's history. The acquisition of Potain S.A.S. (f/k/a Potain S.A.) ("Potain") has expanded our crane product line offering as well as our manufacturing and distribution capabilities worldwide. This acquisition makes us one of the largest and most diverse lift-equipment providers in the world.
  We reduced our cash gap during the year from 47 days in 2000 to 21 days at the end of 2001.
  A total of $19.0 million of EVA was generated during the year.

The following discussion and analysis covers the key drivers behind our results for 2001 and is broken down into four major sections. First, we provide an overview of our results of operations for the years 1999 through 2001 on a consolidated basis and by business segment. In later sections, we discuss our market conditions, outlook for 2002, new acquisitions, liquidity, financial condition, and our market risk management techniques. Lastly, we provide a discussion of contingent liability issues, impacts of accounting changes, and cautionary statements.

Results of Operations
Consolidated
In Thousands	2001	2000	1999
Net Sales	$1,116,580	$873,272	$824,339
Cost of sales	831,768	637,538	590,627
Gross profit	284,812	235,734	233,712
Engineering, selling and administrative expenses	153,879	114,901	107,369
Amortization of goodwill	12,554	8,181	7,392
Operating income	118,379	112,652	118,951
Interest expense	37,478	14,508	10,790
Other expense - net	1,212	2,024	2,155
Earnings before taxes and extraordinary loss	79,689	96,120	106,006
Income taxes	30,817	35,852	39,222
Earnings before extraordinary loss	$48,872	$60,268	$66,784
Extraordinary loss - net of tax	(3,324)	--	--
Net earnings	$45,548	$60,268	$66,784

Net sales increased 27.9% in 2001 to $1.1 billion from $873.3 million in 2000. Excluding the impact of the acquisitions of Potain and Marinette Marine Corporation ("Marinette Marine"), consolidated net sales decreased 8.3% in 2001 compared to 2000. Net sales in 2000 increased 5.9% compared to 1999, primarily as a result of acquisitions.
     Prior to 2000, we reported chassis revenues and expenses on a net basis as a component of net sales. During 2000, we began separating the revenue and expense components and reporting them as components of net sales and cost of sales, respectively. We made this change as a part of the implementation of Emerging Issues Task Force (EITF) No. 99-19, "Reporting Revenues Gross as a Principal versus Net as an Agent." As a result, net sales and cost of sales were increased in the Cranes segment by $18.8 million in 1999.
     Gross profit as a percent of sales decreased in 2001 to 25.5% from 27.0% in 2000 and 28.4% in 1999. This decline in 2001 versus 2000 was the result of lower volumes in our Crane and Foodservice segments, inherently lower margins across Potain's entire product line, and increased project work versus repair work in our Marine segment. The 2000 decrease in gross margin versus 1999 was due to decreased volumes, inefficiencies caused by investments in manufacturing process improvements, and lower margins on businesses acquired in 2000 and 1999.
     Engineering, selling, and administrative expenses ("ES&A") showed a slight increase during 2001 to 13.8% of net sales versus 13.2% of net sales in 2000 and 13.0% of net sales in 1999. This increase is due to lower sales volumes in the Crane and Foodservice segments, the acquisition of Potain, which has a less flexible cost structure, and higher than normal quotation activity within our Marine segment. Despite our completion and assimilation of the Potain acquisition, we have successfully maintained our ES&A ratio due to our flexible cost structure and our ability to control costs in light of lower volumes. The aggressive cost control efforts we initiated early in 2001 successfully combined to significantly reduce or maintain our ES&A in our other businesses.
     We were able to maintain the ES&A ratio in 2000 because of the flexibility of our cost structure, which enabled us to control costs in light of lower volumes in all three of our segments. We successfully maintained this cost ratio during 2000 despite the fact that we completed and began assimilating five acquisitions totaling almost $100 million and investigated others.

     Goodwill amortization of $12.6 million during 2001 increased 53.5% over the $8.2 million reported in 2000. Amortization expense in 2000 increased 10.7% over the $7.4 million recorded in 1999. This increase in amortization expense in 2001 and 2000 is the result of the additional acquisition goodwill recognized on acquisitions completed since the beginning of 1999. As a percentage of net sales, amortization expense has remained constant at approximately 1% each year since 1999.
     Our operating earnings in 2001 of $118.4 million, or 10.6% of sales, increased 5.1% versus the $112.7 million, or 12.9% of sales, reported for 2000. The decline in 2001 operating margin was primarily due to lower operating margins of businesses acquired in late 2000 and 2001, as well as lower sales volumes at many of our core businesses in 2001 versus 2000. Operating earnings for 2000 were 5.3% lower than the $119.0 million, or 14.4% of sales, reported for 1999. The decline in 2000 operating margin versus 1999 was primarily due to lower sales volumes in the Crane and Foodservice segments and increased project work in the Marine segment.
     Interest expense during 2001 of $37.5 million was 158.3% higher than the $14.5 million recorded during 2000. The interest expense recorded in 2000 was 34.5% higher than the $10.8 million recorded in 1999. The increase in interest expense during 2001 was the result of funding the Potain acquisition and related higher amortization of deferred financing costs incurred to refinance existing indebtedness and bank fees. The 2000 increase was due to the combination of the additional debt incurred to fund acquisitions and to buyback 1.9 million shares of our stock. The effective interest rate paid on all outstanding debt as of December 31, 2001, 2000, and 1999 was 6.7%, 6.9%, and 6.7%, respectively. We controlled our exposure to interest rate increases over this period in three ways. First, we made effective use of interest rate hedges on variable rate debt. Second, we benefited from our favorable fixed rate borrowings. Third, we effectively used alternative borrowing vehicles outside our credit facility, such as euro-denominated senior subordinated notes which act as a natural hedge against our European operations, to control our currency and interest rate exposure. (See the section below titled Risk Management for further information).
     The 2001 effective income tax rate was 38.7%, compared to 37.3% in 2000 and 37.0% in 1999. The increase in our effective income tax rate over this three-year period is due to increasing amounts of nondeductible goodwill amortization expense arising from acquisitions and our increased exposure to higher tax rates in foreign countries.

Sales and Operating Profits
Cranes and Related Products Segment
In Thousands	2001	2000	1999
Net Sales	$523,266	$376,250	$389,510
Operating income	$66,028	$62,876	$64,840
Operating margin	12.6%	16.7%	16.6%

Crane segment net sales rose 39.1% to $523.3 million in 2001 compared to 2000 levels. This increase was due exclusively to the Potain acquisition. Excluding the impact of acquisitions in 2001, sales were off 12.4%, a decrease primarily driven by weak economic conditions in our end markets. Sales of lower-capacity cranes (under 100-ton crawlers and boom trucks) were down over 30% from the prior year while the larger end of the market was relatively flat.
     The 3.4% decrease in Crane segment sales in 2000 was due to decreased domestic sales volumes in our lattice-boom crawler crane business of lower-tonnage units. In addition, our boom-truck business also experienced decreased sales volumes combined with a shift in boom-truck sales mix toward lower-tonnage units.
     Operating income in the Crane segment increased 5.0% in 2001 primarily due to the Potain acquisition. However, on an internal basis without the impact of Potain, operating income declined 27.7% on lower sales volumes, increased pricing pressure (especially in lower-tonnage units), sluggish economies in the U.S. and certain European markets, and the consolidation of our boom-truck facilities into the Georgetown, Texas, facility. Overall gross margins declined during 2001 primarily due to lower sales volumes in all of the segment's businesses and inherently lower margins across Potain's entire product line. ES&A margins increased slightly due to the less flexible cost structure of Potain, increased investments to improve engineering systems, and product development initiatives. We believe the introduction of five new platforms in 2001, which was unprecedented in our industry, along with our commitment to continuous product development, will be key drivers to future growth.
     Operating income in the Crane segment decreased 3.0% in 2000 primarily due to lower sales volumes and the shift of product sales mix in the boom-truck business toward lower-tonnage units. Operating margins remained consistent in 2000 with 1999 levels primarily due to the offset of decreased gross margins and improved ES&A margins. Gross margins declined during 2000 primarily due to lower sales volumes in all of the segment's businesses, the shift in boom-truck product sales mix toward lower-tonnage units, and competitive pricing pressures experienced by the boom-truck business. ES&A margins improved during 2000 as the segment continued to take advantage of cost reduction synergies within the boom-truck business and cost reduction initiatives implemented among all Crane segment businesses.

Foodservice Equipment Segment
In Thousands	2001	2000	1999
Net Sales	$411,637	$425,080	$379,625
Operating income	$57,942	$61,368	$65,372
Operating margin	14.1%	14.4%	17.2%

Foodservice segment net sales declined 3.2% in 2001 to $411.6 million compared to 2000 levels. Organic sales growth for the Foodservice segment in 2001 was down 5.2% versus 2000 levels. This decline was primarily driven by the softness in the beverage industry, as our ice and refrigeration units outperformed the market and completed the year at sales levels comparable to 2000.
     The 12.0% increase in net sales in 2000 to $425.1 million versus $379.6 million in 1999 was due exclusively to acquisitions. Organic sales growth for the Foodservice segment in 2000 was flat versus 1999 levels.
     The 5.6% decrease in operating income during 2001 compared to 2000 was due to sales volume decreases in our businesses, primarily in the beverage industry. However, during the second half of 2001, we achieved consecutive quarterly improvements with operating margins exceeding the comparable quarters for the prior year in spite of a decline in sales. This favorable earnings-to-sales ratio highlights our process improvement and cost-reduction initiatives, coupled with higher-margin new product launches within the last year. The decrease in operating margin in 2000 was due to volume decreases in both the beverage industry and refrigeration industry compounded by the historically lower operating margins of acquired businesses.

Marine Segment
In Thousands	2001	2000	1999
Net Sales	$181,677	$71,942	$55,204
Operating income	$18,924	$8,902	$7,297
Operating margin	10.4%	12.4%	13.2%

Marine segment revenues increased 152.5% in 2001 versus 2000. Before considering the impact of Marinette for a full year in 2001, sales decreased 2.0%. Reported sales growth during 2001 was due to the acquisition of Marinette Marine in November 2000, offset by decreased repair revenues at our traditional facilities during the year.
     Revenues increased 30.3% during 2000 versus 1999 due to increased project and repair revenues and the acquisition of Marinette Marine in November 2000.
     The Marine segment reported a 112.6% improvement in operating income during 2001 versus 2000 levels, again due to the acquisition of Marinette Marine. However, the operating margin declined to 10.4%, down almost 200 basis points from the 2000 level, due to a larger portion of the revenues coming from lower-margin projects versus higher-margin repairs.
     Marine segment operating income increased 22.0% during 2000 versus 1999 levels due to the acquisition of Marinette Marine in November 2000 and the additional project and repair volumes experienced during the year. Operating margins declined during the year due to the continued shift of revenues toward project work, and the decline was exacerbated by the acquisition of Marinette Marine. Marinette Marine's ship construction backlog activities make up the bulk of our planned business in the next few years at lower margins than our traditional repair business.

General Corporate Expenses
In Thousands	2001	2000	1999
Net Sales	$1,116,580	$873,272	$824,339
Corporate expense	$(11,961)	$(12,313)	$(11,166)
Percent of sales	-1.1%	-1.4%	-1.4%

Corporate expenses during 2001, 2000, and 1999 were consistent as a percent of net sales at 1.1% in 2001, 1.4% in 2000, and 1.4% in 1999.
     The 10.3% increase in corporate expenses during 2000 was primarily due to the fact that there was approximately $0.8 million of expenses in 2000 related to costs incurred on unrealized acquisitions.

Domestic Market Conditions

Many experts reported that the United States economy sank into a recession in March 2001. We started seeing a downturn in the crane and foodservice markets in the latter half of 2000. The September 11 attacks are said to have had a lasting impact on the tourism and construction industries, among many others. Because our businesses are affected by these and other industries that were negatively affected by this year's events, we experienced weakening market conditions in all three of our business segments.
     Credit tightening in the second half of 2001, as well as a weakened employment picture, led to declines in commercial building projects, especially in the hotel industry. At the same time, some expansion has been reported for highways, bridges, electrical power plants, and schools. While there have been reports of expectations of a strengthening economy in 2002 in some areas, we do not anticipate recovery in the short term for the travel and lodging sectors. This means that hotel construction may not see a resurgence this year.
     The timing and speed of the economic recovery in the United States is still hotly debated. The projections for an economic upturn have ranged from as early as the first quarter of 2002 to as late as 2003. Despite this uncertainty, we believe that we are well positioned to take advantage of a recovery when it occurs.

Cranes - The United States market slowdown that took place in the latter half of 2000 continued to affect our 2001 sales. Sales of lower capacity (less than 100 tons) crawler cranes and boom trucks saw the biggest declines. Larger capacity crawler cranes continued to have good demand, and our development of new products helped to reduce the impact of the decline in the overall market. In this environment, we maintained market share in the U.S. across our lattice-boom product line and in our ongoing boom-truck product lines.
     During 2001 we consolidated our boom-truck business to adjust our manufacturing capacities, better focus our product lines, and improve our cost position in this business.
     Overall crane fleet utilization appears to remain relatively high. One of the market factors that limited our ability to generate re-venues was the difficulty our customers experienced in obtaining financing. While we do not currently offer financing for our customers, we have taken steps to assist and actively pursue third-party financing alternatives for them.

Foodservice - The industry slowdown that began in the third quarter of 2000 continued through 2001. By industry estimates, the demand for foodservice equipment in 2001 was off 10% to 15% on a year-over-year basis. In the ice machine industry - where reliable data is available - domestic cuber shipments were off in 2001 by 10%. However, our business units fared better than the industry and gained share in each of the major categories. The gain was primarily driven by aggressive new product introduction programs.
     The recession and events in the late third and fourth quarters damaged the traditional quick-service and lodging industry segments more seriously than most other segments. Although both of these industry segments were already showing signs of late market maturity, they were affected significantly by the sudden decline in travel. The upscale and fine dining industry segments, while a smaller portion of the overall market, were particularly sensitive to the general economy and employment levels and suffered as well.
     On the positive side, new-store construction in the casual dining, convenience store, and institutional markets remains comparatively strong. Upscale sandwich shops also enjoy a growing demand supported by aging baby-boomers looking for "healthier" lunch venues.
     We believe the fundamentals of the market remain solid and there are some early signs that the economy is starting to stabilize. We expect the market to remain flat throughout 2002.

Marine - The Marine segment continues its growth led by the focus on new construction projects. The integration of Marinette Marine has enabled the Marine segment to compete nationally for projects of varying scopes in both the governmental and commercial markets. During this first year of our "new" Marine segment following the acquisition of Marinette Marine, we successfully obtained contracts to build 11 new vessels. These projects will stretch out into 2005.
     We believe the fundamentals of these vessel construction markets are currently quite solid, and we believe they will support continued growth within our Marine segment. The demand for vessels compatible with the capacities of our shipyards and our experience base continues to accelerate. We expect the demand for our ship-repair services will decline in the coming year as our customers face increasing competition and economic pressure in the domestic markets for their products and services. We expect the U.S. steel industry to continue to struggle against foreign imports, thereby reducing cargo-carrying requirements on the Great Lakes.

International Market Conditions

As a result of our efforts to become more global in our existing businesses, demonstrated in part by the acquisition of Potain by our Crane segment during the second quarter of 2001, we are now affected more than ever by non-domestic world economies. The economies of Europe and Asia in particular affected our international performance during 2001 and likely will continue to impact us going forward.
     Within Europe the majority of our sales occur in France, Germany, and the United Kingdom. In Asia, we participate primarily in the economies of Southeast Asia. During 2001, the economies of Europe were flat to moderately down as compared to prior years, due primarily to the continued recession in Germany, Europe's largest economy. The Southeast Asian economy continued to struggle coming off its crisis of 1999. The uncertainties that plagued the U.S. economy were exacerbated by the uncertainties in the international and foreign economies during the year. These circumstances affected all of our businesses, especially in the Crane and Foodservice segments.

Cranes - For the crawler crane portion of our Crane segment, the international market remained relatively flat. Our overall crane segment historically has derived about 90% of its revenue from sales within the U.S. Our May 2001 acquisition of Potain changed the landscape of our overall revenue mix. Including the tower crane business of Potain, our revenue mix changed to 60% from sales inside the U.S. and 40% from sales outside the U.S. The markets in France and Spain were steady in 2001, while the markets in Italy and China grew. Overall, European growth was hampered by a significant decline in the German market in 2001. The integration of Potain has positioned us well to take advantage of providing global lifting solutions.

Foodservice - Our Foodservice segment international sales were down from prior year. This follows double digit growth for the previous three years. The major factors that negatively affected our foodservice businesses included the continued strength of the U.S. dollar, the global economic recession, and the breakout of "mad cow" disease that slowed quick-service restaurant expansion programs in Europe.
     We anticipate that international new-store construction in the quick-service restaurant segment will continue to outpace domestic construction activity. The economic and beef quality issues have slowed the quick-service restaurant expansion programs and have caused participants in that industry to reevaluate certain markets in terms of investment priority. We anticipate the foodservice markets in Europe and Asia will recover to previous growth levels in late 2002. China is attracting special attention in the foodservice industry due to continued robust economic conditions. We believe growth in the foodservice market in Latin America, with few exceptions, will be delayed until economic conditions improve.
     In response to the strong U.S. dollar, we are shifting more attention to supplying product from our Italian and Chinese manufacturing operations. Our China subsidiary, which manufactures ice machines, is particularly well positioned to meet the needs of the fast growing quick-service restaurant and hospitality industries there. This operation is also strategic as a source of supply for the entire Asia/Pacific region.

Marine - The Marine segment continues to be primarily focused in the United States, although during the past year we prepared proposals for some potential foreign work. We continue to respond to inquiries regarding research, ferry, patrol, and defense profiles, and we will evaluate these opportunities as they arise. We also continue to effectively and quickly complete emergency repairs for foreign flag vessels moving through the Great Lakes utilizing our strategically placed and efficient shipyards.

Outlook

Statements regarding our outlook for 2002 are forward-looking statements as referred to on page 34 of this report titled, "Cautionary Statements About Forward-Looking Information." This outlook is based upon our current expectations and involve risks and uncertainties that could cause the actual results for 2002 to differ materially from these estimates. Please refer to the aforementioned section regarding forward-looking statements for a more detailed list of the risk factors involved in achieving these projections.

Specific 2002
We project that our sales growth for 2002 will be in the high single to low double-digit range, including the effects of our first full year of revenue from Potain. We anticipate the crane market will be down 5% to 10% in 2002 versus 2001 due to continued softness in our end markets as well as uncertainty surrounding customers' access to financial capital. However, we believe that our internal Crane segment growth will be slightly better than the market due to new-product introductions. We expect the Crane segment de-cline will be offset by gains in the Foodservice and Marine segments. We expect gains in the Foodservice segment will be driven by new-product development and additional market share gain. Our projected revenue increases in the Marine segment are based on current construction contracts.
     On a consolidated basis, we expect gross margins to increase to a range between 26% and 27%. We project gross margins in our Cranes to increase to between 24% and 25%; Foodservice to between 28% and 29%; while we expect Marine segment gross margins to decline to between 23% and 24%. The operational improvements made in 2000 and 2001, such as the consolidation of our boom-truck and certain beverage facilities and reductions in workforce within the Crane and Foodservice segments, likely will be somewhat offset by a shift toward lower gross margin project work in the Marine segment.
     Assuming we meet our stated projections, we anticipate that selling, engineering, and administrative expenses, as a percent of sales, will increase in 2002 due to a full-year for Potain, along with increased employee-related benefits in each of the segments. Therefore, based on improved consolidated gross margins but slightly higher SG&A, we expect that operating margins for all three segments will improve slightly.

     We project interest expense for 2002 will be approximately $11 million per quarter, while other expense should be comparable to 2001 totals. In addition, we estimate the 2002 effective tax rate at between 39% and 40%.
     Depreciation for the year is projected at nearly $25 million. In addition, due to the change in accounting for goodwill under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," our preliminary estimate of amortization in 2002 is about $2 million.
     As a result of all of this, we expect cash from operations to once again exceed $100 million. With scheduled debt pay-downs our debt-to-capital ratio at the end of 2002 should be under 60%. However, as in 2001, we will use excess cash flows in 2002 to pay down debt. As a result, we believe our debt-to-capital levels could be less than 50% by the end of 2003.
     Taking into consideration the new accounting rules for goodwill amortization, the current First Call consensus per share earnings estimates for our common stock in 2002 range from a low of $2.46 to a high of $2.60. Based on our visibility, current economic assumptions, and our internal analysis, we believe these projections are reasonable.
     We are not depending on an economic upturn to drive our results. Instead, we continue to focus on new-product development, operational improvements, and cost-cutting initiatives to improve our bottom line. However, should our end markets see a rebound in 2002, we are poised to take advantage of the change.
     We believe our focus on EVA and cash management are tremendous advantages. This gives us the flexibility to be opportunistic at a time when others in our industries may not have such capability.

Special Considerations and Risks

Our businesses, primarily in our Crane and Marine segments, participate in cyclical markets with the Crane businesses being more susceptible to this cyclicality. The Foodservice businesses are more greatly impacted by seasonality. Historically, sales of products that we manufacture and sell have been subject to cyclical variations caused by changes in economic conditions. In particular, our Crane segment is impacted by the strength of the economy generally, interest rates, and other factors that may have an effect on construction activity. During periods of expansion in construction activity, we have typically benefited from increased demand for our products.
     Conversely, during recessionary periods, we have been adversely affected by reduced demand for our products. The U.S. construction and travel industries experienced downturns during 2001, which adversely impacted our customers and suppliers. We cannot predict whether this downturn will continue or perhaps become even more severe, so we attempt to manage our businesses through these periods of uncertainty by concentrating on our core activities, continuing to introduce new and innovative products, maintaining high levels of customer service, managing our costs, and maintaining focus on EVA results. We believe that these points of focus will help us to maintain profitability during the downturns as well as prepare us to take full advantage of any future recovery.
     Other external factors which we consider, evaluate, and develop actions to mitigate, but the root of which are out of our control, include but are not limited to the following:

  We participate in industries that are intensely competitive. Our revenues can be adversely affected from time to time by our efforts to respond to that competition and to develop strategies to combat competition. We believe that our product design, quality of products, and services provide counter-measures which help to mitigate this risk.
  Price increases in some of our raw materials and sources of supply could negatively affect our costs in the future. We attempt to mitigate this risk with our global manufacturing and material sourcing leverage, strategies that cause many suppliers to view us as a preferred customer and allow us to effectively negotiate competitive prices and terms.
  We increasingly manufacture and sell our products outside the United States, which may present additional risks to our business. These international operations are generally subject to various risks, including political, religious and economic instability, local labor market conditions, local government regulations, and differences in business practices, to name a few. While these risks are significant, we believe that our management teams, as well as the relative stability of the international locations in which we operate, help us to mitigate our exposure to these items and to anticipate new issues on a timely basis.

In light of these and other factors that affected our performance in 2001 and that likely will affect us in 2002 and beyond, we believe that our diversified business model will continue to prove its worth as the strengths and weaknesses of our businesses balance each other through the cyclical and seasonal trends as well as cushion us against unfavorable external influences associated with one particular country or region.

Acquisitions

Our growth in 2001 versus 2000 was mainly due to the acquisitions that we made during these years. Over the past three years, we have completed nine acquisitions (the acquisition of Potain in 2001 being the largest in our history) and continue to seek new strategic acquisition candidates in each of our segments that meet our acquisition criteria. All of the following acquisitions were funded with cash from our existing or refinanced credit facilities and recorded using the purchase method of accounting. Each of these acquisitions has been included in our Consolidated Statements of Earnings beginning with the date of acquisition.
     Growth through acquisition is dependent upon many factors, which may impact our ability to continue this trend. A portion of our external growth strategy is dependent upon our ability to identify and effectively negotiate suitable acquisitions and to obtain financing for future acquisitions on satisfactory terms. In addition, the success of this strategy is heavily dependent upon our ability to successfully integrate the acquired businesses, operate them profitably, and accomplish our strategic objectives underlying these acquisitions. We attempt to address these challenges by adhering to a structured acquisition assessment and integration process, and by employing appropriate internal resources and experienced personnel to assist us in accomplishing our objectives.

2001 Acquisitions - On May 9, 2001, we completed the acquisition of Potain from its former parent company, Legris Industries S.A., by purchasing for cash all of the outstanding capital stock of Potain. Potain, founded in 1928, is a leading designer, manufacturer, and supplier of tower cranes for the building and construction industry, with a worldwide market share at nearly 30%. Potain had total revenues in 2000 of approximately 287 million euro (approximately $264 million) and assets at the end of 2000 equal to approximately 273 million euro (approximately $256 million). This acquisition broadens our Crane segment product line and establishes us as a leading global manufacturer of tower cranes, a market segment in which we have not previously participated.

It also significantly increases our Crane segment sales derived outside of North America, provides us with manufacturing capacity in Europe and Asia, and adds significantly to our distribution network throughout the world.
     The aggregate consideration paid for Potain was $424.8 million, which includes $307.1 million paid in cash, and includes direct acquisition costs of $3.7 million, assumed liabilities of $138.8 million, the payment of a post-closing adjustment of $3.6 million in February 2002, and is less cash acquired of $28.4 million. The preliminary estimate at December 31, 2001 of the excess of cost over fair value of the net assets acquired is $203.3 million. This amount will be allocated to specific intangible assets during the first half of 2002. Based upon a third party appraisal report, the preliminary allocation is as follows: $53.0 million to trademarks and tradenames with an indefinite life; $17.5 million to patents with a 15-year life; $8.8 million to engineering drawings with a 15-year life; $5.0 million to in-place distribution network with an indefinite life; and the remaining $119.0 million to goodwill with an indefinite life. The final determination of goodwill will be dependent upon the finalization of a third party appraisal of tangible and other intangible assets to be completed in 2002.
     During 2001, we also completed the acquisitions of certain assets of a German-based telescopic personnel platform lift company, assets of a terminated Singapore-based crane equipment distribution company, and assets of a local contractor for the Marine segment. The total aggregate consideration paid for these acquisitions was $2.5 million, which includes direct acquisition costs and assumed liabilities, less cash acquired.

2000 Acquisitions - On November 20, 2000, we completed the acquisition of Marinette Marine, a builder of mid-sized commercial, research, and military vessels located in Marinette, Wisconsin. Marinette had total revenues in 1999 of approximately $100 million. We paid an aggregate price of $66.7 million for all the outstanding shares of the company, which includes cash paid of $48.1 million, the receipt of a post-closing working capital adjustment from seller of $0.9 million in September 2001, is net of $18.6 million of cash acquired and includes $1.4 million for direct acquisition costs and the assumption of $17.2 million of liabilities. The excess of the purchase price over the fair value of the net assets acquired is $50.0 million.
     On April 7, 2000, we acquired substantially all the net business assets of Harford Duracool, LLC of Aberdeen, Maryland, a manufacturer of walk-in refrigeration equipment, for an aggregate price of $21.2 million, which includes direct acquisition costs of $0.5 million, assumed liabilities of $1.4 million, and the payment of a post-closing working capital adjustment of $0.3 million. Harford had sales of approximately $17.0 million in 1999. The excess of the purchase price over the estimated fair value of the net assets acquired is $15.0 million.
     We completed the acquisition of all of the outstanding stock of Multiplex Company, Inc., of St.Louis, Missouri, on March 31, 2000, by means of a merger transaction. Multiplex, which had sales of approximately $31.0 million in 1999, is a manufacturer of beverage-dispensing equipment. We acquired Multiplex for an aggregate purchase price of $20.5 million, which is net of $3.7 million of cash acquired and includes $0.4 million of acquisition costs and $5.3 million of assumed liabilities. The excess of the purchase price over the estimated fair value of the net assets acquired is $12.7 million.
     During 2000, we completed other smaller acquisitions whose total aggregate consideration paid was $18.2 million, which is net of cash received and includes direct acquisition costs of $0.2 million and assumed liabilities of $2.8 million.

1999 Acquisitions - We acquired Kyees Aluminum, Inc., a leading manufacturer of cooling components for all of the major suppliers of fountain soft-drink beverage dispensers, on April 9, 1999. Based in La Mirada, California, Kyees is a technology leader in the manufacture of cold plates - a key component used to chill soft drinks in dispensing equipment. The aggregate purchase price paid for Kyees was $28.5 million, which is net of $1.0 million cash acquired and includes direct acquisition costs of $0.3 million, assumed liabilities of $2.2 million, and the payment of a $1.3 million post-closing working capital adjustment. The excess of the purchase price paid over the estimated fair value of the net assets acquired is $24.1 million.
     On January 11, 1999, we completed the acquisition of Purchasing Support Group, which was later renamed Manitowoc Beverage Systems, Inc. ("MBS"). MBS is a beverage systems integrator, with nationwide distribution of backroom equipment and support system components serving the beverage needs of restaurants, convenience stores, and other outlets. The aggregate purchase price paid for MBS was $43.7 million, which is net of cash acquired of $0.8 million and includes direct acquisition costs of $0.5 million and assumed liabilities of $5.9 million. The excess of the purchase price over the estimated fair value of the net assets acquired is $34.0 million.

Liquidity and Capital Resources
Cash flows from operations of $106.6 million during 2001 was up 69% from $63.0 million in 2000, and up 3% from the $103.4 million reported in 1999. The following table summarizes our sources and uses of cash during 2001.
In Thousands	2001
Sources of cash
Net earnings	$45,548
Non-cash adjustments to income (1)	39,180
Borrowings/refinancing	501,234
Proceeds from sale of fixed assets	10,219
Exercises of stock options	183
Changes in operating assets and liabilities	21,887
Total	$618,251

Uses of cash
Business acquisitions	$285,533
Capital expenditures	29,261
Repayment/refinancing of debt	265,316
Dividends	7,358
Debt issuance costs	21,023
Other	162
Total	608,653
Net cash flow	$9,598

(1) Non-cash adjustments made to arrive at cash provided by operations include depreciation, amortization, deferred income taxes, deferred financing fees, extraordinary loss, and gain on sale of fixed assets.

During 2001 there was a net increase of $269.7 million in our outstanding borrowings under our existing credit facilities to $488.6 million at December 31, 2001, from $218.9 million at December 31, 2000. As a result, our debt-to-capital ratio at the end of 2001 reached 64.9% versus 48.4% at the end of 2000. This increase in 2001 was driven primarily by the funding of the Potain acquisition. In connection with the Potain acquisition, we refinanced our then existing revolving credit facility of $106.8 million and notes payable of $75.0 million. We also incurred $21.0 million in financing fees and $5.5 million in prepayment penalties. The acquisition and refinancing was completed via the use of a new $475 million Senior Credit Facility and the issuance of 175 million euro (approximately $156 million at May 9, 2001) 10-3/8% Senior Subordinated Notes. We borrowed a total of $390 million on May 9, 2001 under the Senior Credit Facility at the closing of the Potain acquisition. These borrowings were comprised of $40.0 million under the revolver portion of the facility and $350 million under the term loan portion. This left a remaining borrowing capacity of $85 million under the Senior Credit Facility at May 9, 2001. At December 31, 2001 availability under the credit facility was $93.3 million.
     A total of $29.3 million was spent during 2001 for capital expenditures. The following table summarizes 2001 capital expenditures and depreciation by segment.
In Thousands	Capital Expenditures	Depreciation
Cranes and related products	$17,189	$11,723
Foodservice equipment	7,307	7,082
Marine	2,908	998
Corporate	1,857	668
Total	$29,261	$20,471

We continue to fund capital expenditures to improve the cost structure of the business, to invest in new processes and technology, and to maintain high-quality production standards. The level of capital expenditures in the Crane and Marine segments significantly exceeded depreciation for the year. Capital expenditures in the Crane segment included $8.1 million of cranes put into the Potain rental fleet during the year, while net book value of $4.5 million of cranes were sold out of the fleet (total proceeds of $6.4 million). In addition, our domestic lattice-boom crawler crane facility invested in new production equipment and upgraded other existing equipment during the year to improve its production processes. With the addition of Marinette Marine for a full year in 2001, the Marine segment invested in production equipment and information technology infrastructure to improve production efficiency and capacity, as well as to improve the sharing of information.
     We expect that the trend in capital expenditures in 2002 will approximate depreciation levels, at least during the first part of the year while we limit capital spending during a period of economic uncertainty. As a result, total capital expenditures for all three segments (including Potain for an entire year) should range between $25 million and $30 million for 2002.
     The change in working capital, net of the affects of acquisitions, was a decrease of $21.9 million. The details of these changes are reflected in the Consolidated Statements of Cash Flows. The primary drivers of the decrease were the following:

  A $16.8 million decrease in accounts receivable primarily due to decreases in the Crane and Marine segments, slightly offset by an increase in the Foodservice segment due to limits on the use of our accounts receivable factoring program in that segment. The decrease in the Crane segment is due to improvements at our lattice-boom and boom-truck businesses. The decrease in the Marine segment is due to the timing of billings and revenue recognition on our long-term construction contracts.
  A $25.6 million decrease in inventory due to considerable decreases in all three of our segments. Inventory in the Crane segment decreased approximately $18.6 million due to continued production cycle time improvements and better matching of production and demand mix at our lattice-boom crawler crane unit, as well as our emphasis on inventory reductions at Potain subsequent to our acquisition. Foodservice inventories decreased approximately $6.4 million due to the ongoing benefits from the conversion to demand-flow manufacturing process, as well as lower production volumes. Our consolidated twelve-month rolling inventory turnover ratio of approximately 7.5 turns at December 31, 2001, was almost one whole turn better than the ratio at the end of 2000.
  A $7.8 million increase in income taxes payable at the end of 2001 was a result of the low level of income taxes payable at the end of 2000 due to the timing of tax payments made in the prior year.
  A $29.4 million increase in other non-current assets due primarily to a $16 million increase in reimbursable tooling at our refrigeration contract manufacturing company to support our customer's new product introductions and product upgrade initiatives.

In an attempt to improve EVA, we will continue to focus on maximizing our cash flows from operations in order to maintain working capital employed in our businesses at the minimum level required for efficient operations. As a result, we expect that our 2002 cash from operations will again exceed $100 million.
     Cash and marketable securities were $25.7 million at December 31, 2001, compared with $16.0 million at the end of 2000. Of the total amount on hand at the end of 2001, $18.4 million was held by our foreign operations in Europe.
     In April 2001, Standard & Poor's assigned a double-'B' corporate credit rating to our company, a double-'B' rating to our Senior Credit Facility, and a single-'B'-plus rating to our Senior Subordinated Notes, all with a stable outlook. Also in April 2001, Moody's Investors Service assigned a Ba2 rating to our Senior Credit Facility and a B2 rating to our Senior Subordinated Notes with a positive outlook. These credit ratings have been maintained since the initiation of coverage by these two agencies. We do not believe that any future adjustments to these ratings would have a significant direct impact on our liquidity.
     Both the Senior Credit Facility and the Senior Subordinated Notes contain customary affirmative and negative covenants. In general, the covenants contained in the Senior Credit Facility are more restrictive than those of the Senior Subordinated Notes. Among other restrictions, these covenants require us to meet specified financial tests, including various debt and cash flow ratios, which become more restrictive over time. These covenants also limit our ability to redeem or repurchase the Senior Subordinated Notes, incur additional debt, make acquisitions, merge with other entities, pay dividends or make distributions, repurchase our stock, lend money or make advances, create or become subject to liens, and make capital expenditures. The Senior Credit Facility also contains cross-default provisions whereby certain defaults under any other debt agreement would result in a default under the Senior Credit Facility. We are in compliance with these covenants at December 31, 2001 and based upon our current outlook, we do not believe there will be a noncompliance issue with regard to these obligations in 2002.
     Our debt position increases our vulnerability to general adverse industry or economic conditions and results in a substantial portion of our cash flow from operations being used for the payment of interest on our debt and making scheduled principal payments.

This could potentially limit our ability to respond to market conditions or take advantage of future business opportunities. Our ability to service our debt is dependent upon many factors, some of which are not subject to our control, such as general economic, financial, competitive, legislative, and regulatory factors. In addition, our ability to borrow additional funds under the Senior Credit Facility in the future will depend on our meeting the financial covenants contained in the credit agreement, even after taking into account such new borrowings.
     The Senior Credit Facility or other future facilities will be used for funding future acquisitions, seasonal working capital requirements, capital expenditures, and other investing and financing needs. We believe that our available cash, credit facility, cash generated from future operations, and access to debt and equity markets will be adequate to fund our capital and debt financing requirements for the foreseeable future.

Euro Conversion

On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing national currencies and a single new currency, the euro. For a three-year transition period, transactions were conducted in both the euro and national currencies. Effective January 1, 2001, the euro became the official currency of those member countries and their national currencies are being phased out over various periods during the first half of 2002. After June 30, 2002, the euro will be the sole legal tender of the participating countries. The adoption of the euro is affecting a multitude of financial systems and business applications within our businesses and those of third parties with whom we do business.
     We have operations in many and have product sales in most of the countries participating in the euro conversion. Our businesses, especially our European businesses, are implementing pre-established plans to address the information system issues and the potential business implications of converting to a common currency in many European countries. As a part of this process, we have evaluated our information systems and have converted to recent releases of system software, where necessary, that accommodate the euro conversion. We believe we have modified, or are in the process of appropriately modifying, our business activities to accommodate this conversion and transition to the euro. Our costs to accommodate the euro conversion to date have not been material and we believe that future conversion costs will also not be significant.
     The use of a common currency throughout most of Europe should permit us, our suppliers, and our customers to more readily compare the prices of the products in the markets we serve. We expect this will lead to more uniform pricing of our products in countries within the European Union. The effects of these trends on our businesses will depend on the competitive situations that exist in the various regional markets in which we participate and potential actions that may or may not be taken by our competitors, customers, or suppliers. While these uncertainties make it difficult for us to predict the impact of the euro conversion on our overall operations, we do not expect that it will have a material impact on our operations, cash flows, or financial condition.

Risk Management

We are exposed to market risks from changes in interest rates, commodities, and changes in foreign currency exchange. To reduce these risks, we selectively use financial instruments and other proactive management techniques. We have clearly defined policies and procedures that govern our authorization and execution of all hedging transactions. These policies and procedures prohibit the use of financial instruments for trading purposes or speculation.
     For a more detailed discussion of our accounting policies and the financial instruments that we use, please refer to Notes 1 and 5 of the Notes to the Consolidated Financial Statements.

Interest Rate Risk

We use interest rate swaps to modify our exposure to interest rate movements. This helps us minimize the adverse effect of interest rate increases on floating rate debt. Under these swap agreements, we contract with a counter-party to exchange the difference between a fixed rate and floating rate applied to the notional amount of the swap.
     The fair values of swaps are recorded in the Consolidated Balance Sheets, with changes in fair value recorded in the accumulated other comprehensive income (loss) account within shareholders' equity. The interest payments or receipts from interest rate swaps are recognized in net income as adjustments to interest expense on a current basis. Interest rate swaps expose us to the risk that the counter-party may be unable to pay amounts it owes us under the swap agreement. To manage this risk, we enter into swap agreements only with financial institutions that have high credit ratings. At year-end 2001, we had outstanding two interest rate swap agreements with separate financial institutions with notional principal amounts of $161.5 million and $12.5 million, interest rates of 7.05% and 8.92%, and maturity dates of August 2004 and October 2002, respectively. The aggregate fair value of these swap agreements was negative $3.2 million at December 31, 2001. Our earnings exposure related to adverse movements in interest rates is primarily derived from our outstanding floating rate debt instruments that are indexed to a short-term international bank lending rate. A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense (net of impact of interest rate swaps) of approximately $0.7 million. This amount was calculated assuming the year-end rate of in-terest on our variable rate debt was constant throughout the year.

Commodity Prices
We are exposed to fluctuating market prices for commodities, including steel, copper, and aluminum. Each of our business segments is subject to the effects of changing raw material costs caused by movements in underlying commodity prices. We have established programs to manage the negotiations of commodity prices. Some of these programs are centralized within business segments, and others are specific to a business unit. In general, we enter into contracts with our vendors to lock in commodity prices at various times and for various periods to limit our near-term exposure to fluctuations in raw material prices. We do not believe that this exposure is material to our company.

Currency Risk
Our operations consist of manufacturing in the U.S., France, Germany, Italy, Portugal, and China. International sales, including those sales that originated outside of the U.S., were approximately 23% of our total sales for 2001, with the largest percentage (16%) being sales into various European countries. Although the vast majority of our international sales which originate within the U.S. are denominated in U.S. dollars, with the acquisition of Potain, we have become more exposed to transactional and translational foreign exchange risk in 2001 as compared to prior years.

     Regarding transactional foreign exchange risk, we enter into limited forward exchange contracts to reduce the earnings and cash flow impact of nonfunctional currency denominated receivables and payables, predominantly between our euro-denominated operations and their customers outside the euro zone. Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. We also periodically hedge anticipated transactions, primarily at firm order date for orders to be sold into non-euro-denominated locations, with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." At December 31, 2001, we have outstanding $1.7 million of forward exchange contracts hedging outstanding firm orders and $9.1 million of forward exchange contracts hedging underlying accounts receivable. The aggregate fair value of these contracts is negative $1.6 million at December 31, 2001 and they mature at various dates through July 2002. A 10% appreciation or depreciation of the underlying functional currency at December 31, 2001, would not have a significant impact on our financial position or results of operations. This is because any gains or losses under the foreign exchange contracts hedging accounts receivable balances would be offset by equal gains or losses on the underlying receivables. Any gains or losses under the foreign exchange contracts hedging outstanding firm orders would not have a significant impact due to the relatively immaterial amount of contracts outstanding.
     Our primary translational exchange risk exposure at December 31, 2001 was with the euro, which is the functional currency of Potain and of certain smaller manufacturing operations within our Foodservice segment. To a much lesser extent, we are also exposed to translational risk with our other foreign operations, primarily in China. Our euro-denominated 175 million Senior Subordinated Notes due in 2011 naturally hedge a significant amount of the translational risk with our operations in Europe. In addition, a large amount of the translational risk with our Chinese operations is naturally hedged with locally denominated debt service. The currency effects of these foreign-denominated debt obligations are reflected in the accumulated other comprehensive income (loss) account within shareholders' equity, where they offset the translational impact of an equal amount of similarly foreign-denominated net assets of our European and Chinese operations. A 10% appreciation or depreciation of the value of the euro to the U.S. dollar at December 31, 2001, would have the impact of increasing or decreasing the outstanding debt balance on our Consolidated Balance Sheet by $15.4 million. This impact would be offset by gains or losses on our net investments in foreign subsidiaries whose functional currency is the euro.
     At December 31, 2001, there is also a portion of our foreign currency translational exposure that is not hedged. As a result, fluctuations in currency exchange rates can affect our shareholders' equity. Amounts invested in non-U.S. based subsidiaries are translated into U.S. dollars at the exchange rate in effect at year-end. The resulting translation adjustments are recorded in shareholders' equity as cumulative translation adjustments. The cumulative translation adjustment component of shareholders' equity at December 31, 2001, is a negative $1.9 million, or approximately 1% of total shareholders' equity. Using year-end exchange rates, the total amount invested in foreign operations at December 31, 2001, was approximately $319.1 million, of which approximately $172.1 million was naturally hedged with local, non-U.S. dollar debt.

Risk Management Outlook
We continually evaluate our risk management strategies due to changes in our businesses, the economy, and the markets that we serve. We anticipate that our risk management strategies in 2002 will be similar to those employed during 2001 but to a larger extent. This is due to increases in cross-border transactions, greater purchasing levels and leverage, and changes in our overall debt position and interest rates.

Environmental, Health, and Safety Matters

Our global operations are governed by laws addressing the protection of the environment, workers safety, and health. Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance. They also may require remediation at sites where company-related substances have been released into the environment.
     We have expended substantial resources globally, both financial and managerial, to comply with the applicable laws and regulations, and to protect the environment and our workers. We believe we are in substantial compliance with such laws and regulations and we maintain procedures designed to foster and ensure compliance. However, we have been, and may in the future be subjected to formal or informal enforcement actions or proceedings regarding noncompliance with such laws or regulations, whether or not determined to be ultimately responsible, in the normal course of business. Historically, these actions have been resolved in various ways with the regulatory authorities without material commitments or penalties to the company.
     The United States Environmental Protection Agency ("EPA") identified the company as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), liable for the costs associated with investigating and cleaning up the contamination at the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin. Eleven of the PRPs formed the Lemberger Site Remediation Group ("LSRG") and have successfully negotiated with the EPA and Wisconsin Department of National Resources to settle the potential liability at the site and fund the cleanup. Approximately 150 PRPs have been identified as having shipped substances to the site. The latest estimates indicate that the total cost to clean up the site is approximately $30 million. Although liability is joint and several, we have estimated our share of the liability at 11% of the total cleanup costs. As of December 31, 2001, we have expensed $3.3 million in connection with this matter. To comply with our portion of the annual cleanup costs, the amounts we have spent each year from 1999 through 2001 have not been material.

Critical Accounting Policies
The Consolidated Financial Statements include accounts of the company and all its subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Although we have listed a number accounting policies below which we believe to be most critical, we also believe that all of our accounting policies are important to the reader. Therefore, please refer also to the Notes to the Consolidated Financial Statements beginning on page 42 for a more detailed description of these and other accounting policies of the company.

Revenue Recognition - Revenue is generally recognized and earned when all the following criteria are satisfied with regard to a specific transaction: persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility of cash is reasonably assured and delivery has occurred or services have been rendered. Revenues under long-term contracts, including contracts with the U.S. Government, are recognized using the percentage-of-completion method of accounting. Under this method, revenues are recognized upon achievement of performance milestones or based on the ratio of costs incurred to estimated total costs at completion, and costs are expensed as incurred.

Allowance for Doubtful Accounts - Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our estimate for the allowance for doubtful accounts related to trade receivables includes two estimates. First, we evaluate specific accounts where we have information that the customer may have an inability to meet its financial obligations. In these cases, we use our judgement, based upon the best available facts and circumstances, and record a specific reserve for that customer against amounts due, to reduce the receivable to the amount that is expected to be collected. These specific reserves are evaluated and adjusted periodically as facts and circumstances change. Second, a general reserve is established for all customers based upon pre-established percentages to specific aging categories. These percentages are applied to the outstanding receivable balance based upon the amount of time the receivable is past its due date. These percentages were established based upon historical collection and write-off experience and are specific to the different countries and regions in which our customers do business.

Inventories and Related Reserve for Obsolete and Excess Inventory - Inventories are valued at the lower of cost or market using both the first-in, first-out ("FIFO") method and the last-in, first-out ("LIFO") method and are reduced by a reserve for excess and obsolete inventories. The estimated reserve is based upon pre-established percentages applied to specific aging categories of inventory. These categories are evaluated based upon historical usage, estimated future usage, and sales requiring the inventory. These percentages were established based upon historical write-off experience.

Product Liability - We are subject in the normal course of business to product liability lawsuits. To the extent permitted under applicable law, our exposure to losses from these lawsuits is mitigated by insurance with self-insured retentions per occurrence of $0.1 million for Potain tower crane accidents; $1.0 million for all other crane accidents; $1.0 million for foodservice equipment accidents occurring during 1990 to 1996; and $0.1 million for foodservice equipment accidents occurring during 1997 to present. Our insurer's annual contribution for product liability losses is limited to $50 million. We record product liability reserves for our self-insured portion of any pending or threatened product liability actions. Our reserve is based upon two estimates. First, we track the population of all outstanding pending and threatened product liability cases to determine an appropriate case reserve for each based upon our best judgement and the advice of legal counsel. These estimates are continually evaluated and adjusted based upon changes to the facts or circumstances surrounding the case. Second, we obtain a third party actuarial analysis to determine the amount of additional reserve required to cover incurred but not reported product liability issues and to account for possible adverse development of the established case reserves (collectively referred to as "IBNR"). This actuarial analysis is performed twice annually and our IBNR reserve for product liability is adjusted based upon the results of that analysis. We have established a position within the actuarially determined range at which we will record the IBNR reserve to ensure consistency in the amount reported between periods.

New Accounting Pronouncements
In June 2001, The Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. These statements eliminate the pooling-of-interests method of accounting for business combinations and require goodwill and intangible assets with indefinite lives to no longer be amortized but to instead be tested for impairment at least annually. Other intangible assets with determinable lives will continue to be amortized over their useful lives. We will apply the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. Subject to final analysis, we expect application of the non-amortization provisions of SFAS No. 142 to result in a positive effect on net income of approximately $6.4 million ($0.26 per diluted share) in 2002. We also expect to complete the first of the required impairment tests of goodwill and indefinite-lived intangible assets during the first half of 2002.

According to SFAS No. 142, impairment of goodwill is measured according to a two-step approach. In the first step, the fair value of a reporting unit, as defined by the statement, is compared to the carrying amount of the reporting unit, including goodwill. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit less the fair values of all the other tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.
     According to SFAS No. 142, impairment of indefinite-lived intangible assets are measured according to a one-step approach, which compares the estimated fair value of the intangible asset to its carrying amount. If the carrying amount of the intangible asset exceeds the estimated fair value, an impairment loss is recognized in an amount equal to that excess.
     According to this statement, any impairment loss recognized as a result of its initial application will be reported as resulting from a change in accounting principle. We are in the process of measuring fair values of our SFAS No. 142 reporting units to determine the amount of impairment losses, if any, using a valuation date of January 1, 2002. We are unable at this time to estimate the effect of these tests on our earnings or financial position.
     In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121 and Accounting Principles Board Opinion No. 30. SFAS No. 143 and No. 144 are effective for us in the first quarters of 2003 and 2002, respectively. We do not believe they will have a material effect on our consolidated financial statements.

Cautionary Statements About Forward-Looking Information
Statements in this report and in other company communications that are not historical facts are forward-looking statements, which are based upon our current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears within this annual report.
     Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words "anticipates," "believes," "intends," "estimates," and "expects," or similar expressions, usually identify forward-looking statements. Any and all projections of future performance, including, without limitation, all of those set forth in the section captioned "Outlook," are forward-looking statements. In addition, our goals should not be viewed as guarantees or promises of future performance. There can be no assurance that we will be successful in achieving these goals.
     In addition to the assumptions, uncertainties, and other information referred to specifically in the forward-looking statements, a number of factors relating to each business segment could cause actual results to be significantly different from what is presented in this annual report. Those factors include, without limitation, the following:

Cranes - market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects within the United States and abroad; growth in the world market for our crane product offering; the replacement cycle of technologically obsolete cranes; and the demand for used equipment in developing countries.

Foodservice - market acceptance of new and innovative products; demographic information affecting two-income families and general population growth; household income; weather; consolidations within restaurant and foodservice equipment industries; global expansion of customers; the ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; new-product introductions; and the demand for quick-service restaurants and kiosks.

Marine - shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of vessel casualties on the Great Lakes; and the level of construction and industrial maintenance.

Corporate (including factors that may affect all three segments) - changes in laws and regulations throughout the world; the ability to finance, complete, and successfully integrate acquisitions, strategic alliances, and joint ventures; competitive pricing; changes in domestic and international economic and industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; worldwide political risk; pressure of additional financial leverage resulting from the Potain acquisition; and success in increasing manufacturing efficiencies.

Supplemental Quarterly Financial Information (unaudited)

Thousands of dollars, except per share data	2001				2000
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales(1)	$229,351	$298,234	$301,011	$287,984	$205,853	$243,566	$214,531	$209,322
Gross profit	56,030	79,774	78,138	70,870	55,717	71,066	55,657	53,294
Earnings before extraordinary loss	9,870	17,935	12,439	8,628	14,913	22,606	12,299	10,450
Net earnings	9,870	14,611	12,439	8,628	14,913	22,606	12,299	10,450
Per share amounts: Basic earnings per share before extraordinary loss	0.41	0.74	0.51	0.36	0.58	0.91	0.50	0.43
Basic earnings per share	0.41	0.60	0.51	0.36	0.58	0.91	0.50	0.43
Diluted earnings per share before extraordinary loss	0.40	0.73	0.51	0.35	0.57	0.91	0.50	0.42
Diluted earnings per share	0.40	0.60	0.51	0.35	0.57	0.91	0.50	0.42
Dividends per common share(2)	0.075	--	--	0.225	0.075	0.075	0.075	0.075

(1) Net sales for 2000 have been restated to reflect the adoption of EITF 99 - 19. The amounts reclassified were $3,684; $4,279; and $3,863 for the third, second, and first quarters of 2000, respectively.
(2) In February 2001, the board of directors adopted a resolution to pay cash dividends annually rather than quarterly, the amount and timing of which will be decided at its regular fall meeting each year.

Quarterly Common Stock Price Range
	2001			2000			1999
Year Ended December 31	High	Low	Close	High	Low	Close	High	Low	Close
1st Quarter	$30.94	$23.00	$24.80	$32.63	$24.56	$27.50	$30.33	$24.21	$27.92
2nd Quarter	29.50	22.30	29.50	34.88	26.75	26.75	42.00	27.00	41.63
3rd Quarter	29.50	22.40	24.24	30.88	19.00	19.75	43.75	32.56	34.13
4th Quarter	32.84	23.00	31.10	31.06	17.63	29.00	35.63	26.00	34.00

The company's common stock is traded on the New York Stock Exchange.
The share prices shown above have been adjusted for the April 1, 1999 three-for-two stock split.

Eleven-Year Financial Summary
		Calendar							Transition Period (1)	Fiscal
		2001	2000	1999	1998	1997	1996	1995	1994	1994	1993	1992	1991
Net Sales	Cranes and related products (2)	$523,266	$376,250	$389,510	$339,051	$268,416	$220,821	$169,866	$70,958	$156,253	$178,630	$155,743	$147,554
	Foodservice equipment	411,637	425,080	379,625	319,457	247,057	242,317	113,814	44,996	93,171	81,424	74,175	73,944
	Marine	181,677	71,942	55,204	45,412	39,162	47,584	29,469	7,952	25,956	18,504	16,471	14,689
	Total	$1,116,580	$873,272	$824,339	$703,920	$554,635	$510,722	$313,149	$123,906	$275,380	$278,558	$246,389	$236,187
	Gross Profit	$284,812	$235,734	$233,712	$195,621	$152,600	$134,641	$75,470	$31,302	$67,924	$55,785	$54,443	$58,062
Earnings (Loss)	Cranes and related products	$66,028	$62,876	$64,840	$48,116	$34,878	$22,582	$3,179	$870	$2,275	$(1,961)	$(850)	$7,602
from Operations	Foodservice equipment	57,942	61,368	65,372	52,950	36,746	33,989	22,729	9,426	21,637	18,311	17,585	17,364
	Marine	18,924	8,902	7,297	6,978	5,648	6,197	4,024	(799)	2,447	593	278	(973)
	General corporate	(11,961)	(12,313)	(11,166)	(10,543)	(8,903)	(7,678)	(6,530)	(3,981)	(5,274)	(5,296)	(6,545)	(5,734)
	Amortization	(12,554)	(8,181)	(7,392)	(4,881)	(3,394)	(3,000)	(250)	-	-	-	-	-
	Plant relocation costs	-	-	-	-	-	(1,200)	-	(14,000)	-	(3,300)	-	-
	Total	118,379	112,652	118,951	92,620	64,975	50,890	23,152	(8,484)	21,085	8,347	10,468	18,259
	Other income (expense) - net	(38,690)	(16,532)	(12,945)	(11,208)	(7,158)	(8,384)	(32)	169	1,494	582	1,104	2,233
	Earnings (loss) before taxes on income	79,689	96,120	106,006	81,412	57,817	42,506	23,120	(8,315)	22,579	8,929	11,572	20,492
	Accounting changes	-	-	-	-	-	-	-	-	-	(10,214)	-	-
	Provision (benefit) for taxes on income	30,817	35,852	39,222	30,032	21,394	16,863	8,551	(3,243)	8,536	2,612	3,315	5,060
	Earnings before extraordinary loss	$48,872	$60,268	$66,784	$51,380	$36,423	$25,643	$14,569	$(5,072)	$14,043	$(3,897)	$8,257	$15,432
	Extraordinary loss - net of tax	(3,324)	-	-	-	-	-	-	-	-	-	-	-
	Net earnings (loss)	$45,548	$60,268	$66,784	$51,380	$36,423	$25,643	$14,569	$(5,072)	$14,043	$(3,897)	$8,257	$15,432
Other Financial	Cash from operations	$106,615	$63,047	$103,371	$56,814	$43,587	$64,514	$16,367	$(330)	$36,995	$62,700	$28,250	$6,472
Information	Invested capital (monthly averages):
	Cranes and related products	$345,610	$137,562	$123,757	$96,031	$67,596	$73,246	$85,082	$81,800	$86,288	$112,120	$137,839	$133,777
	Foodservice equipment (3)	330,376	312,842	274,378	227,863	171,647	68,556	32,696	21,979	25,662	26,503	23,555	25,099
	Marine	10,018	14,976	3,416	4,534	6,019	7,335	9,579	11,201	13,953	17,497	16,879	14,621
	General corporate (3)	61,262	14,885	11,520	11,476	11,512	94,166	12,409	4,818	4,052	2,581	2,025	3,051
	Total	$747,266	$480,265	$413,071	$339,904	$256,774	$243,303	$139,766	$119,798	$129,955	$158,701	$180,298	$176,548
Identifiable Assets	Cranes and related products	$577,920	$171,867	$165,974	$178,470	$100,591	$88,174	$109,118	$88,068	$93,823	$105,750	$138,416	$136,995
	Foodservice equipment (3)	368,363	359,196	314,982	254,506	249,384	90,937	90,126	27,828	31,460	29,526	25,608	28,019
	Marine	77,291	75,757	10,162	7,023	6,426	10,648	11,369	13,233	16,726	16,720	19,253	18,009
	General Corporate	57,238	35,710	39,122	41,015	39,967	127,951	114,302	30,336	43,839	56,015	41,829	35,983
	Total	$1,080,812	$642,530	$530,240	$481,014	$396,368	$317,710	$324,915	$159,465	$185,848	$208,011	$225,106	$219,006
Long-Term Obligations	Long -term debt	$446,522	$137,668	$79,223	$79,834	$66,359	$76,501	$101,180	$-	$-	$-	$-	$-
Depreciation	Cranes and related products	$11,723	$2,915	$3,661	$4,085	$4,044	$4,260	$4,162	$2,288	$4,211	$3,875	$4,053	$3,691
	Foodservice equipment	7,082	6,168	4,861	4,906	3,613	3,377	1,606	703	1,320	1,187	1,090	812
	Marine	998	437	415	333	256	600	608	316	681	756	785	792
	General corporate	668	352	384	405	405	81	80	46	61	44	196	234
	Total	$20,471	$9,872	$9,321	$9,729	$8,318	$8,318	$6,456	$3,353	$6,273	$5,862	$6,124	$5,529
Capital Expenditures	Cranes and related products (4)	$17,189	$2,883	$3,536	$2,945	$4,952	$2,816	$14,252	$528	$3,120	$8,648	$4,047	$6,347
	Foodservice equipment	7,307	8,883	8,974	7,415	6,847	5,110	4,568	3,011	2,300	2,152	1,099	2,797
	Marine	2,908	1,481	1,165	1,174	233	343	383	109	(492)	(463)	500	113
	General corporate (4)	1,857	168	39	144	8	127	6	82	414	(39)	(508)	(2,955)
	Total	$29,261	$13,415	$13,714	$11,678	$12,040	$8,396	$19,209	$3,730	$5,342	$10,298	$5,138	$6,302
Per Share (5)	Basic earnings per share:
	Basic earnings per share before
	extraordinary loss	$2.01	$2.42	$2.57	$1.98	$1.41	$0.99	$0.56	$(0.19)	$0.48	$(0.12)	$0.24	$0.44
	Extraordinary loss	(0.14)	--	--	--	--	--	--	--	--	--	--	--
	Basic earnings per share	$1.87	$2.42	$2.57	$1.98	$1.41	$0.99	$0.56	$(0.19)	$0.48	$(0.12)	$0.24	$0.44
	Diluted earnings per share:
	Diluted earnings per share before
	extraordinary loss	$1.99	$2.40	$2.55	$1.97	$1.40	$0.99	$0.56	$(0.19)	$0.48	$(0.12)	$0.24	$0.44
	Extraordinary loss	(0.13)	--	--	--	--	--	--	--	--	--	--	--
	Diluted earnings per share	$1.86	$2.40	$2.55	$1.97	$1.40	$0.99	$0.56	$(0.19)	$0.48	$(0.12)	$0.24	$0.44
	Dividends	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.15	0.30	0.30	0.30	0.30
	Average shares outstanding:
	Basic	24,269,807	24,891,387	25,991,711	25,932,356	25,900,682	25,900,553	25,901,342	26,140,122	29,486,006	32,937,933	34,832,861	34,833,356
	Diluted	24,548,463	25,122,795	26,200,666	26,125,067	26,096,529	25,993,848	25,906,769	26,140,122	29,486,006	32,937,933	34,832,861	34,833,356

(1) The company changed its year-end to December 31, effective with the period ended December 31, 1994 (transition period). The prior fiscal year - end ended on the Saturday nearest to June 30.
(2) Net sales for calendar years 1999, 1998, 1997, and 1996 have been restated to reflect the adoption of Emerging Issues Task Force (EITF) 99 - 19, "Reporting Revenues Gross as a Principal versus Net as an Agent." The impact of this restatement was to reclassify costs formerly reported as a component of net sales to cost of goods sold. The amounts reclassified were $18,848, $9,098, $8,771, and $10,257 for 1999, 1998, 1997, and 1996, respectively. Amounts prior to 1996 have not been restated, as the effects are not significant.
(3) In 1997, as part of the corporate restructuring, the Shannon acquisition goodwill was transferred to the Foodservice segment.
(4) During 1991, certain assets were transferred from general corporate to the Cranes and Related Products segment.
(5) Per share data and average shares outstanding have been adjusted to reflect the three - for-two stock splits which occurred in 1999, 1997, and 1996.

Consolidated Statements of Earnings
	For the years ended December 31
Thousands of dollars, except per share data	2001	2000	1999
Earnings
Net sales	$1,116,580	$873,272	$824,339
Costs and expenses:
Cost of sales	831,768	637,538	590,627
Engineering, selling and administrative expenses	153,879	114,901	107,369
Amortization of goodwill	12,554	8,181	7,392
Total costs and expenses	998,201	760,620	705,388
Earnings from operations	118,379	112,652	118,951
Interest expense	(37,478)	(14,508)	(10,790)
Other expense - net	(1,212)	(2,024)	(2,155)
Earnings before taxes on income and extraordinary loss	79,689	96,120	106,006
Provision for taxes on income	30,817	35,852	39,222
Earnings before extraordinary loss	48,872	60,268	66,784
Extraordinary loss - net of income tax benefit	(3,324)	--	--
Net earnings	$45,548	$60,268	$66,784
Per Share Data
Basic earnings per share:
Basic earnings per share before extraordinary loss	$2.01	$2.42	$2.57
Extraordinary loss - net of income tax benefit	(0.14)	--	--
Basic earnings per share	$1.87	$2.42	$2.57

Diluted earnings per share:
Diluted earnings per share before extraordinary loss	$1.99	$2.40	$2.55
Extraordinary loss - net of income tax benefit	(0.13)	--	--
Diluted earnings per share	$1.86	$2.40	$2.55

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets
	As of December 31
Thousands of dollars, except share data	2001	2000
Assets
Current Assets
Cash and cash equivalents	$23,581	$13,983
Marketable securities	2,151	2,044
Account receivable, less allowances of $8,295 and $3,037	141,211	88,231
Inventories	123,056	91,178
Deferred income taxes	28,346	20,592
Other	12,745	7,479
Total current assets	331,090	223,507

Intangible assets - net	525,695	308,751
Property, plant and equipment - net	175,384	99,940
Other non-current assets	48,643	10,332
Total assets	$1,080,812	$642,530

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued expenses	$236,131	$144,713
Current portion of long-term debt	31,087	270
Short-term borrowings	10,961	81,000
Product warranties	17,982	13,507
Total current liabilities	296,161	239,490

Non-Current Liabilities
Long-term debt, less current portion	446,522	137,668
Postretirement health and other benefit obligations	23,071	20,341
Other non-current liabilities	51,263	11,262
Total non-current liabilities	520,856	169,271

Commitments and contingencies

Stockholders' Equity
Common stock (36,746,482 shares issued)	367	367
Additional paid-in capital	31,670	31,602
Accumulated other comprehensive loss	(3,937)	(2,569)
Retained earnings	372,623	334,433
Treasury stock, at cost (12,693,397 and 12,487,019 shares, respectively)	(136,928)	(130,064)
Total stockholders' equity	263,795	233,769
Total liabilities and stockholders' equity	$1,080,812	$642,530

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
	For the years ended December 31
Thousands of dollars, except per share data	2001	2000	1999
Cash Flows From Operations
Net earnings	$45,548	$60,268	$66,784
Adjustments to reconcile net earnings to cash provided by operating activities:
Depreciation	20,471	9,872	9,321
Amortization	12,888	8,181	7,392
Amortization of deferred financing fees	3,204	672	637
Extraordinary loss on early extinguishment of debt, net of income tax benefit	3,324	--	--
Deferred income taxes	1,667	7,148	(592)
(Gain) loss on sale of property, plant and equipment	(2,374)	274	557
Changes in operating assets and liabilities, excluding effects of business acquisitions:
Accounts receivable	16,725	(6,568)	14,057
Inventories	25,565	6,402	(4,169)
Other current assets	6,872	(17)	3,389
Non-current assets	(29,435)	777	(2,935)
Current liabilities	1,445	(25,452)	9,914
Non-current liabilities	715	1,490	(984)
Net cash provided by operations	106,615	63,047	103,371
Cash Flows From Investing
Business acquisitions - net of cash acquired	(285,533)	(98,982)	(62,104)
Capital expenditures	(29,261)	(13,415)	(13,714)
Proceeds from sale of property, plant and equipment	10,219	3,481	6,491
Purchase of marketable securities	(107)	(121)	(89)
Net cash used for investing	(304,682)	(109,037)	(69,416)
Cash Flows From Financing
Proceeds from long-term debt	345,116	--	--
Proceeds from senior subordinated notes	156,118	--	--
Payments on long-term debt	(161,889)	(1,093)	(11,090)
(Payments) proceeds from revolver borrowings - net	(78,727)	83,319	(16,200)
(Payments) proceeds from issuance of commercial paper - net	(24,700)	24,700	--
Debt acquisition costs	(21,023)	--	(574)
Dividends paid	(7,358)	(7,507)	(7,799)
Treasury stock purchases	--	(49,752)	--
Exercises of stock options	183	339	1,241
Net cash provided by (used for) financing	207,720	50,006	(34,422)
Effect of exchange rate changes on cash	(55)	(130)	(18)
Net increase (decrease) in cash and cash equivalents	9,598	3,886	(485)
Balance at beginning of year	13,983	10,097	10,582
Balance at end of year	$23,581	$13,983	$10,097
Supplemental Cash Flow Information
Interest paid	$29,717	$11,837	$10,137
Income taxes paid	$29,306	$36,632	$41,327

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity and
Comprehensive Income
	For the years ended December
Thousands of dollars, except shares and per share data	2001	2000	1999
Common Stock - Shares Outstanding
Balance at beginning of year	24,259,463	26,088,369	17,304,578
Treasury stock purchases	--	(1,882,900)	--
Three-for-two stock split	--	--	8,652,289
Stock options exercised	21,799	68,919	144,177
Stock swaps for stock options exercised	(3,736)	(14,925)	(12,675)
Stock held by Rabbi Trust	(224,441)	--	--
Balance at end of year	24,053,085	24,259,463	26,088,369
Common Stock - Par Value
Balance at beginning of year	$367	$367	$245
Three-for-two stock split	--	--	122
Balance at end of year	$367	$367	$367
Additional Paid-In Capital
Balance at beginning of year	$31,602	$31,476	$31,029
Three-for-two stock split	--	--	(122)
Stock options exercised	68	126	569
Balance at end of year	$31,670	$31,602	$31,476
Accumulated Other Comprehensive Loss
Balance at beginning of year	$(2,569)	$(814)	$(212)
Other comprehensive loss:
Foreign currency translation adjustments	656	(1,755)	(602)
Derivative instrument fair market value adjustment - net of income tax benefit of $1,318	(2,024)	--	--
Balance at end of year	$(3,937)	$(2,569)	$(814)
Retained Earnings
Balance at beginning of year	$334,433	$281,672	$222,687
Net earnings	45,548	60,268	66,784
Cash dividends ($0.30 per share in all years)	(7,358)	(7,507)	(7,799)
Balance at end of year	$372,623	$334,433	$281,672
Treasury Stock
Balance at beginning of year	$(130,064)	$(80,525)	$(81,197)
Treasury stock purchases	--	(49,752)	--
Stock options exercised	227	675	1,088
Stock swaps for stock options exercised	(112)	(462)	(416)
Stock held by rabbi trust	(6,979)	--	--
Balance at end of year	$(136,928)	$(130,064)	$(80,525)
Comprehensive Income
Net earnings	$45,548	$60,268	$66,784
Other comprehensive loss:
Foreign currency translation adjustments	656	(1,755)	(602)
Derivative instrument fair market value adjustment - net of income tax benefit of $1,318	(2,024)	--	--
Comprehensive income	$44,180	$58,513	$66,182

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

(Table information in thousands of dollars, except per share data)

1. Summary of Significant Accounting Policies

Operations   The Manitowoc Company, Inc. and its subsidiaries (collectively referred to as the "company") are diversified industrial manufacturers with leading positions in their three principle markets: cranes; foodservice equipment; and marine. The company's crane business is principally conducted through its subsidiaries: Manitowoc Cranes, Inc., Potain S.A.S. (f/k/a Potain S.A.) ("Potain"), Manitowoc Boom Trucks, Inc., Femco Machine Company, Inc., and Manitowoc Remanufacturing, Inc. The company's foodservice business is principally conducted through its subsidiaries: Manitowoc Ice, Inc., SerVend International, Inc., Multiplex Company, Inc., Manitowoc Beverage Systems, Inc., KMT Refrigeration, Inc. (Kolpak and McCall), Diversified Refrigeration, Inc., Harford Duracool LLC, and Manitowoc Hangzhou, as well as its partially owned subsidiary, Fabbrica Apparecchiature per la Produzione del Ghiaccio S.r.l. ("FAG"). The company's marine business is principally conducted through its subsidiaries: Manitowoc Marine Group LLC (Bay Shipbuilding Co., Toledo Shiprepair Co., Cleveland Shiprepair Co.) and Marinette Marine Corporation.

Principles of Consolidation and Presentation   The consolidated financial statements include the accounts of the company and its wholly and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The financial statements of the company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents and Marketable Securities   All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Marketable securities at December 31, 2001 and 2000, included $2.2 million and $2.0 million, respectively, of securities which are considered "available for sale." The difference between fair market value and cost for these investments was not significant in either year.

Inventories   Inventories are valued at the lower of cost or market. Approximately 79% and 57% of the company's inventories at December 31, 2001 and 2000, respectively, were computed using the first-in, first-out ("FIFO") method. The remaining inventories were computed using the last-in, first-out ("LIFO") method. If the FIFO inventory valuation method had been used exclusively, inventories would have increased by $19.6 million and $21.6 million at December 31, 2001 and 2000, respectively. Finished goods and work-in-process inventories include material, labor, and manufacturing overhead costs. Customer advance payments, which are netted against inventories to the extent of related accumulated costs, were not significant in either year.

Intangible Assets   Intangible assets at December 31, 2001 and 2000 consist primarily of costs in excess of net assets of businesses acquired (goodwill). Historically, intangible assets have been amortized using the straight-line method over their estimated beneficial lives, not to exceed 40 years. Subsequent to an acquisition, the company annually evaluates whether later events and circumstances occurred that indicated the remaining estimated useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. When factors indicated that intangibles should be evaluated for possible impairment, the company used an estimate of the related business' undiscounted net cash flows over the remaining life of the intangibles in measuring whether the intangibles were recoverable. Intangible assets at December 31, 2001 and 2000, are net of accumulated amortization of $47.3 million and $29.4 million, respectively.
     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," to establish accounting and reporting standards for business combinations, goodwill and intangible assets. SFAS No. 141 discontinued the use of the "pooling-of-interest" method of accounting for business combinations completed after June 30, 2001. According to SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. The company adopted the new rules for accounting for goodwill and other intangible assets on January 1, 2002. Subject to final analysis, the company expects application of the non-amortization provision of the statement to increase operating earnings by approximately $10.5 million and net income by approximately $6.4 million ($0.26 per diluted share) in 2002.
     According to SFAS No. 142, impairment of goodwill is measured according to a two-step approach. In the first step, the fair value of a reporting unit, as defined by the statement, is compared to the carrying amount of the reporting unit, including goodwill. If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit less the fair values of all the other tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.
     According to SFAS No. 142, impairment of indefinite-lived intangible assets, other than goodwill, are measured according to a one-step approach, which compares the estimated fair value of the intangible asset to its carrying amount. If the carrying amount of the intangible asset exceeds the estimated fair value, an impairment loss is recognized in an amount equal to that excess.
     The company is in the process of performing the first of the required impairment tests of goodwill and indefinite-lived intangible assets using a valuation date of January 1, 2002. The company has not yet determined what the effect of these tests will be on the company's earnings or financial position in future periods.

Property, Plant and Equipment   Property, plant and equipment is depreciated over the estimated useful lives of the assets primarily using the straight-line depreciation method. Expenditures for maintenance, repairs, and renewals of relatively minor items are charged to expense as incurred. Renewals of significant items that substantially extend the capacity or useful life of an asset are capitalized. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income.
     Property, plant and equipment is depreciated over the following estimated useful lives:

Buildings and improvements	40
Drydocks and dock fronts	15-27
Machinery, equipment and tooling	4-15
Furniture and fixtures	10
Computer hardware and software	3-5

Property, plant and equipment also includes cranes under operating lease with others. Equipment under lease to others includes equipment leased directly to the customer and equipment for which the company has guaranteed a residual value or made a buyback commitment. The amount of rental equipment included in property, plant and equipment for which the company has guaranteed a residual value or made a buyback commitment amounted to $13.4 million, net of accumulated depreciation at December 31, 2001. Leased equipment transactions are accounted for as operating leases with the related assets capitalized and depreciated over their estimated economic life of 80 months for equipment leased directly to the customer. For equipment involved in financing arrangements, the equipment is depreciated over the life of the underlying arrangement so that the net book value at the end of the period equals the buyback amount or the residual value amount.

Other Non-Current Assets   Other non-current assets include tooling assets and other project start-up costs of $23.0 million and $6.7 million at December 31, 2001 and 2000, respectively. These assets and costs are used in the development and production of certain refrigeration equipment produced under contract with a third party. These costs are reimbursed by the customer according to the contract on a per unit sold basis with quarterly minimum reimbursements required in order to ensure reimbursement of all of the costs and tooling for a particular product over a period of time. At the end of the reimbursement period the tooling belongs to the customer.

Impairment of Long-lived Assets   Property, plant, and equipment, other long-term assets, and goodwill and other intangible assets (prior to January 1, 2002 for goodwill and other intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgement.
     In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121 and Accounting Principles Board Opinion No. 30. SFAS No. 143 and No. 144 are effective for us in the first quarters of 2003 and 2002, respectively. The company does not believe that the implementation of these statements will have a material effect on its consolidated financial statements.

Financial Instruments   The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable, and variable rate debt approximated fair value at December 31, 2001 and 2000. The fair value of the company's 10-3/8% Senior Subordinated Notes was approximately $160.4 million at December 31, 2001. The aggregate fair values of interest rate swaps and foreign currency forward exchange contracts at December 31, 2001 and 2000, were negative $3.3 million and negative $1.6 million, respectively. These fair values are the amounts at which they could be settled, based on internal estimates and estimates obtained from financial institutions.

Warranties   Estimated warranty costs are recorded in cost of sales at the time of sale of the warranted products based on historical warranty experience for the related product or estimates of projected losses due to specific warranty issues on new products. These estimates are reviewed periodically and are adjusted based on changes in facts, circumstances, or actual experience.

Environmental Liabilities   The company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as information develops or circumstances change. Costs of long-term expenditures for environmental remediation obligations are not discounted to their present value.

Postretirement Benefits Other Than Pensions   The expected cost of postretirement benefits is recorded during the years that the employees render service. The obligation for these benefits and the related periodic costs are measured using actuarial techniques and assumptions, including an appropriate discount rate. Actuarial gains and losses are deferred and amortized over future periods.

Foreign Currency Translation   The financial statements of the company's non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the weighted average exchange rate for the year for statement of earnings items. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity referred to as accumulated other comprehensive income.

Derivative Financial Instruments   Derivative financial instruments are used by the company to manage risks associated with interest rate market volatility and fluctuating foreign exchange rates. Interest rate swap agreements are used to help manage the company's exposure to interest rate movements on floating rate debt. Foreign exchange rate hedge contracts are used to reduce the company's exposure to fluctuations in the value of foreign currencies. On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138 (collectively referred to as SFAS No. 133). As a result of the adoption of SFAS No. 133, the company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether the derivative is designated and qualifies as part of a hedge transaction and if so, the type of hedge transaction. For interest rate swap agreements, net interest payments or receipts are recorded as adjustments to interest expense on a current basis. These activities are subject to established policies that, among other matters, prohibit the use of derivative financial instruments for trading or speculative purposes.
     The adoption of SFAS No. 133 did not impact the Consolidated Statement of Earnings for 2001 and did not have a material impact on the Consolidated Balance Sheet.

Deferred Revenue, Buyback Commitments and Guaranteed Residual Values   Prior to the acquisition, Potain entered into transactions with customers that provided for residual value guarantees and buyback commitments. These transactions have been recorded as operating leases. Net proceeds received in connection with the initial transactions have been recorded as deferred revenue and are being amortized to income on a straight-line basis over a period equal to that of the customer's third party financing agreement. The deferred revenue included in other non-current liabilities at December 31, 2001, was $17.7 million.
     If all buyback commitments outstanding were satisfied at December 31, 2001, the total cash cost to the company would be $14.2 million. These buyback commitments are not recorded and expire at various times through February 2006. The potential buyback amounts at expiration of these commitments, which are different than the current year-end amounts, are as follows:

2002	$3,536
2003	763
2004	2,012
2005	2,429
2006	169
$8,909

The company also has outstanding $1.6 million of guarantees on residual values of equipment sold through a third party financing company. These commitments are not recorded and expire at various times throughout 2002.
     In case of exercise of these guarantees or buyback commitments, the company would either take title to the used machinery or actively participate in the remarketing of the equipment, the sale of which could mitigate the company's ultimate loss.

Revenue Recognition and Long-Term Contracts   Revenue is generally recognized and earned when all the following criteria are satisfied with regard to a specific transaction: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility of cash is reasonably assured, and delivery has occurred or services have been rendered. Revenues under long-term contracts, including contracts with the U.S. Government, are recorded using the percentage-of-completion method of accounting. Revenues under these fixed-price long-term contracts are recorded upon the achievement of performance milestones, or based on the ratio of costs incurred to estimated total costs at completion, and costs are expensed as incurred. Amounts representing contract change orders, claims, or other items are included in revenue only when they can be reliably estimated and realization is probable. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.
     Amounts related to long-term contracts accounted for according to the percentage-of-completion method included in the Consolidated Balance Sheets at December 31 were as follows:

	2001	2000
Amounts billed included in accounts receivable	$2,563	$12,800
Recoverable costs and accrued profit on progress completed - not billed, included in other current assets	$7,728	$1,125
Amounts billed in excess of sales, included in accounts payable and accrued expenses	$8,405	$5,084

Recoverable costs and accrued profit on progress completed but not billed relate to amounts not billable at the balance sheet date. It is anticipated that such amounts will be billed in the first quarter of the subsequent year. Amounts billed but not paid pursuant to retainage contract provisions, which are due upon completion of the contracts, are not significant.

Research and Development   Research and development costs are charged to expense as incurred and amounted to $8.3 million, $6.7 million and $6.9 million in 2001, 2000, and 1999, respectively. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

Income Taxes   The company utilizes the liability method to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are provided for deferred tax assets where it is considered more likely than not that the company will not realize the benefit of such assets.

Earnings Per Share   Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year/period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include the number of additional shares that would have been outstanding if stock options were exercised and the proceeds from such exercise were used to acquire shares of common stock at the average market price during the year/period. Shares of common stock held by the Rabbi Trust are not considered outstanding for computing basic earnings per share.

Comprehensive Income   Comprehensive income includes, in addition to net income, other items that are reported as direct adjustments to stockholders' equity. Currently, these items are foreign currency translation adjustments and the change in fair value of certain derivative instruments.

Concentration of Credit Risk   Credit extended to customers through trade accounts receivable potentially subject the company to risk. This risk is limited due to the large number of customers and their dispersion across various industries and many geographical areas. However, a significant amount of receivables are with large companies in the foodservice and beverage industries, distributors and contractors in the construction industry, customers servicing the U.S. steel industry, and the U.S. Government. The company currently does not foresee a significant credit risk associated with these receivables.

2. Property, Plant and Equipment   The components of property, plant and equipment at December 31 are summarized as follows:
	2001	2000
Land	$12,396	$3,888
Buildings and improvements	113,943	75,430
Drydocks and dock fronts	19,916	21,389
Machinery, equipment, and tooling	179,856	116,950
Furniture and fixtures	13,308	4,628
Computer hardware and software	22,856	11,710
Rental cranes	50,096	--
Construction in progress	8,575	3,876
Total cost	420,946	237,871
Less accumulated depreciation	(245,562)	(137,931)
Property, plant and equipment-net	$175,384	$99,940

3. Inventories   The components of inventories at December 31 are summarized as follows:
	2001	2000
Raw materials	$44,302	$33,935
Work-in-process	35,517	32,914
Finished goods	62,798	45,880
Total inventories at FIFO cost	142,617	112,729
Excess of FIFO cost over LIFO value	(19,561)	(21,551)
Total inventories	$123,056	$91,178

4. Accounts Payable and Accrued Expenses Accounts payable and accrued expenses at December 31 are summarized as follows:
	2001	2000
Trade accounts payable	$113,098	$64,269
Employee related expenses	27,552	13,964
Income taxes payable	11,752	--
Profit sharing and incentives	10,080	23,280
Customer progress payments	6,997	877
Accrued product liability	10,580	8,432
Miscellaneous accrued expenses	56,072	33,891
Total	$236,131	$144,713

5. Debt   Debt at December 31 is summarized as follows:
	2001	2000
Senior credit facility:
Term loan A	$128,000	$--
Term loan B	174,125	--
Revolving credit	5,900	--
Senior subordinated notes (175 million euro)	154,227	--
Revolver borrowings	--	115,600
Notes payable	--	75,000
Commercial paper	--	24,719
Industrial revenue bonds	3,371	3,619
Other	22,947	--
Total debt	488,570	218,938
Less current portion	(42,048)	(81,270)
Long-term debt	$446,522	$137,668

To finance the acquisition of Potain in May 2001 and replace its existing credit facilities, the company entered into a $475 million Senior Credit Facility ("Senior Credit Facility") maturing in May 2007 and issued 175 million euro (approximately $156 million at May 9, 2001) of its 10-3/8% Senior Subordinated Notes ("Senior Subordinated Notes") due May 2011. The company recorded an after-tax extraordinary charge of $3.3 million ($5.5 million before income taxes) in May 2001 to record the write-off of deferred financing costs and penalties incurred related to the prepayment of its notes payable with proceeds from its Senior Credit Facility.
     The Senior Credit Facility is comprised of term loans aggregating $350 million and a $125 million revolving credit facility. Term Loan A requires quarterly principal payments of $7.5 million from June 2002 through May 2006. Term Loan B requires quarterly principal payments of $0.4 million through March 2006 and $33.3 million from June 2006 through May 2007. During 2001, the company made prepayments of principal under Term Loan A of $29.5 million, which reduces the required principal payments in 2002. Substantially all domestic, tangible, and intangible assets of the company and its subsidiaries are pledged as collateral under the Senior Credit Facility.
     Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on the company's consolidated total leverage ratio, as defined by the Senior Credit Facility. The weighted average interest rate for the Term Loan A was 5.03% at December 31, 2001. The interest rates for the Term Loan B and revolving credit facility at December 31, 2001, were 4.85% and 6.38%, respectively. The annual commitment fee in effect at the end of 2001 on the unused portion of the revolving credit facility was 0.5%.
     The Senior Subordinated Notes are unsecured obligations of the company, ranking subordinate in right of payment to all senior debt of the company and are unconditionally, jointly, and severally guaranteed by all of the company's domestic subsidiaries (see Note 15). Interest on the Senior Subordinated Notes is payable semiannually in May and November of each year. The Senior Subordinated Notes can be redeemed in whole or in part by the company for a premium after May 15, 2006. In addition, the company may redeem for a premium at any time prior to May 15, 2004, up to 35% of the face amount of the Senior Subordinated Notes with the proceeds from one or more public equity offerings.
     Both the Senior Credit Facility and the Senior Subordinated Notes contain customary affirmative and negative covenants. In general, the covenants contained in the Senior Credit Facility are more restrictive than those of the Senior Subordinated Notes. Among other restrictions, these covenants require the company to meet specified financial tests, including various debt and cash flow ratios which become more restrictive over time. These covenants also limit the company's ability to redeem or repurchase the Senior Subordinated Notes, incur additional debt, make acquisitions, merge with other entities, pay dividends or distributions, repurchase capital stock, lend money or make advances, create or become subject to liens, and make capital expenditures. The Senior Credit Facility also contains cross-default provisions whereby certain defaults under any other debt agreements would result in a default under the Senior Credit Facility. The company is in compliance with these covenants at December 31, 2001.
     As of December 31, 2001, the company also had outstanding $22.9 million of other indebtedness assumed as a result of the acquisition of Potain with a weighted average interest rate of 4.92%. This debt includes $6.5 million of outstanding bank debt in China, $9.1 million of bank overdrafts, and $7.3 million of capital lease obligations and other miscellaneous debt.
     Industrial revenue bonds relate to the company's obligations on two properties located in Tennessee and Indiana. These obligations are due in monthly or annual installments including principal and interest at rates of 1.9% and 10.0%, respectively, at December 31, 2001. These obligations mature at various dates through 2004.
     The company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. As of December 31, 2001, the company had outstanding two interest rate swap agreements with financial institutions, having notional principal amounts of $161.5 million and $12.5 million. These swaps fix interest paid by the company for debt equaling the notional values of the swaps at 7.05% and 8.92%, and mature in August 2004 and October 2002, respectively. The fair value of these arrangements, which represents the costs to settle these contracts, approximates a loss of $1.9 million (net of income taxes) at December 31, 2001.
     The aggregate scheduled maturities of outstanding debt obligations in subsequent years are as follows:

2002	$42,048
2003	34,295
2004	37,046
2005	34,095
2006	117,736
Thereafter	223,350
$488,570

On May 28, 1999, the company entered into an accounts receivable factoring arrangement with a bank. The company factored $180.5 million and $148.0 million in accounts receivable to the bank under this arrangement during 2001 and 2000, respectively. According to the Senior Credit Facility, the maximum amount of accounts receivable that can be outstanding at any one time under this arrangement, net of amounts collected from customers, was $45.0 million through December 30, 2001, and is $25.0 million thereafter. The company's factoring liability, net of cash collected from customers, was $17.8 million and $23.1 million at December 31, 2001 and 2000, respectively. The cash flow impact of this arrangement is reported as cash flows from operations in the 2001 and 2000 Consolidated Statements of Cash Flows. Under this arrangement, the company is required to purchase from the bank the first $0.5 million and amounts greater than $1.0 million of the aggregate uncollected receivables during a twelve-month period.

6. Income Taxes   Components of earnings before income taxes are as follows:

For the Years Ended December 31	2001	2000	1999
Earnings (loss) before income taxes:
Domestic	$63,253	$94,220	$106,234
Foreign	16,436	1,900	(228)
Total	$79,689	$96,120	$106,006

The provision for taxes on income is as follows:
For the Years Ended December 31	2001	2000	1999
Current:
Federal	$16,845	$24,418	$36,715
State	3,887	3,081	3,291
Foreign	2,573	252	(192)
Total current	23,305	27,751	39,814
Deferred:
Federal and state	5,519	8,101	(592)
Foreign	1,993	--	--
Total deferred	7,512	8,101	(592)
Provision for taxes on income	$30,817	$35,852	$39,222

The Federal statutory income tax rate is reconciled to the company's effective income tax rate as follows:
For the Years Ended December 31	2001	2000	1999
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.1	2.3	2.2
Non-deductible goodwill amortization	4.2	1.7	1.4
Tax-exempt FSC income	(0.9)	(0.9)	(1.2)
Provision for tax on foreign income, net of foreign tax credits	(0.2)	(0.3)	(0.1)
Accrual adjustments	(2.1)	(0.4)	(1.1)
Other items	0.6	(0.1)	0.8
Provision for taxes on income	38.7%	37.3%	37.0%

The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations.

A summary of the deferred income taxes at December 31 is as follows:
	2001	2000
Current deferred tax assets: Inventories	$6,037	$6,037
Accounts receivable	1,458	1,035
Product warranty reserves	4,977	4,553
Product liability reserves	3,199	3,245
Other employee-related benefits and allowances	4,963	4,474
Other	7,712	1,248
Deferred income taxes, current	$28,346	$20,592
Non-current deferred tax assets (liabilities): Property, plant and equipment	$(17,513)	$(17,510)
Postretirement benefits, other than pensions	7,781	7,853
Deferred employee benefits	3,741	4,938
Severance benefits	1,055	1,069
Product warranty reserves	1,298	1,205
Net operating loss carryforwards	9,322	1,976
Less valuation allowance	(3,951)	--
Other	(6,876)	1,862
Net deferred income tax assets (liabilities), non-current	$(5,143)	$1,393

The company does not provide for income taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the company either considers these earnings to be invested for an indefinite period or anticipates that when such earnings are distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.
     As of December 31, 2001, the company had approximately $52.1 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities and expire on various dates between 2013 and 2016. The company has federal net operating losses of $1.0 million available to reduce federal taxable income which expire in 2003. The company also has $21.1 million foreign net operating loss carryforwards, which are available to reduce income in certain foreign jurisdictions and expire on various dates through 2006. A valuation allowance of approximately $4.0 million was recorded at December 31, 2001, to reflect the estimated amount of deferred assets which may not be realized due to the possible limitation on future use of certain foreign net operating loss carryforwards.

7. Earnings Per Share   The following is a reconciliation of the average shares outstanding used to compute basic and diluted earnings per share before extraordinary loss.
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
For the Years Ended December 31	2001	2001	2000	2000	1999	1999
Basic EPS	24,269,807	$2.01	24,891,387	$2.42	25,991,711	$2.57
Effect of dilutive securities - stock options	278,656		231,408		208,955
Diluted EPS	24,548,463	$1.99	25,122,795	$2.40	26,200,666	$2.55

8. Stockholders' Equity   Authorized capitalization consists of 75 million shares of $.01 par value common stock and 3.5 million shares of $.01 par value preferred stock. None of the preferred shares have been issued. Pursuant to a Rights Agreement dated August 5, 1996, each common share carries with it four-ninths of a Right to purchase additional stock. The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the company's common stock. In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person, subject to approval by the board of directors, each full Right permits the holder to purchase one share of common stock for $100. The Rights expire on September 18, 2006, and may be redeemed by the company for $.01 per Right (in cash or stock) under certain circumstances.
     In March 2001 and September 2001, the company paid dividends to shareholders of $0.075 and $0.225, respectively. Beginning in 2002, the company will pay only an annual dividend. The amount and timing of this annual dividend will be determined by the board of directors at its regular fall meeting each year.
     Currently, the company has authorization to purchase up to 2.5 million shares of common stock at management's discretion. As of December 31, 2001, the company had purchased approximately 1.9 million shares at a cost of $49.8 million pursuant to this authorization. The company did not purchase any shares of its common stock during 2001.

9. Stock Options   The company maintains two stock plans, The Manitowoc Company, Inc. Stock Plan and The Manitowoc Company, Inc. Non-Employee Director Stock Plan, for the granting of stock options as an incentive to certain employees and to non-employee members of the board of directors. Under these plans, stock options to acquire up to 2.5 million (employees) and 0.187 million (non-employee directors) shares of common stock, in the aggregate, may be granted under a time-vesting formula at an exercise price equal to the market price of the common stock at the date of grant. The options become exercisable in equal 25% increments beginning on the second anniversary of the grant date over a four-year period and expire ten years subsequent to the grant date. Stock option transactions under these plans for the years ended December 31, 2001, 2000, and 1999 are summarized as follows:
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
For the Years Ended December 31	2001	2001	2000	2000	1999	1999
Options outstanding, beginning of year	1,311,379	$21.79	611,881	$21.94	610,006	$18.63
Options granted	95,250	28.46	934,900	21.20	221,557	25.58
Options exercised	(21,799)	13.50	(68,919)	11.97	(144,177)	11.50
Options forfeited	(110,975)	24.50	(166,483)	23.13	(75,505)	25.84
Options outstanding, end of year	1,273,855	22.19	1,311,379	21.79	611,881	21.94
Options exercisable, end of year	203,939	$22.11	120,906	$19.53	47,444	$15.58

The outstanding stock options at December 31, 2001, have a range of exercise prices of $7.78 to $33.06 per option. The following table shows the options outstanding and exercisable by range of exercise prices at December 31, 2001:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$7.78-$9.93	32,173	1.6	$ 9.41	32,173	$ 9.41
$18.78-$25.57	1,061,443	8.0	21.30	113,001	21.33
$28.56-$33.06	180,239	7.0	29.71	58,765	30.57
	1,273,855	7.7	$22.19	203,939	$22.11

The weighted average fair value at date of grant for options granted during 2001, 2000, and 1999 was $11.65, $8.86, and $9.56 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:
	2001	2000	1999
Expected life (years)	7	7	7
Risk-free interest rate	5.2%	5.5%	5.0%
Expected volatility	33.6%	34.0%	30.9%
Expected dividend yield	1.1%	1.0%	1.3%

The company applies Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in the Consolidated Statements of Earnings for stock options. Had compensation cost been determined under an alternative method suggested by SFAS No. 123, "Accounting for Stock-Based Compensation," net income would have decreased $2.0 million, $1.3 million, and $0.9 million in 2001, 2000, and 1999, respectively; and diluted earnings per share would have been $1.78, $2.35, and $2.52 in 2001, 2000, and 1999, respectively.

10. 2001 Acquisitions   On May 9, 2001, the company acquired from Legris Industries S.A., all of the outstanding capital stock of Potain. Potain is a leading designer, manufacturer, and supplier of tower cranes for the building and construction industry. The aggregate consideration paid was $424.8 million, which includes $307.1 million paid in cash, direct acquisition costs of $3.7 million, assumed liabilities of $138.8 million, the payment of a post-closing interim income adjustment of $3.6 million in February 2002, and is less cash acquired of $28.4 million.
      The preliminary estimate at December 31, 2001 of the excess of the cost over the fair value of the net assets acquired is $203.3 million. During 2001 from the date of acquisition, this amount was classified as goodwill and amortized over a 40-year life. The company is currently in the process of completing its valuations of the tangible and intangible assets acquired as a result of this acquisition and determining the impact on intangible asset amortization under SFAS No. 142, "Goodwill and Other Intangible Assets." During the first half of 2002, the excess cost over fair value for this acquisition will be allocated to specific intangible assets. Based upon a third party appraisal report, the preliminary allocation is as follows: $53.0 million to trademarks and tradenames with an indefinite life; $17.5 million to patents with a 15-year life; $8.8 million to engineering drawings with a 15-year life; $5.0 million to an in-place distribution network with an indefinite life; and the remaining $119.0 million to goodwill with an indefinite life. The final determination of goodwill will be dependent upon finalization of a third party appraisal of the tangible and other intangible assets to be completed in 2002.
     During 2001, the company also completed the acquisitions of certain assets of a German-based telescopic personnel platform lift company, assets of a terminated Singapore-based crane equipment distribution company, and assets of a local electrical contractor for the Marine segment. The total aggregate consideration paid by the company for these acquisitions was $2.5 million, which includes direct acquisition costs and assumed liabilities, less cash acquired.
     The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000 assumes the 2001 acquisition of Potain occurred as of January 1 of each year.

	2001	2000
Net sales	$1,229,946	$1,230,843
Earnings before extraordinary loss	$44,965	$49,614
Net earnings	$41,641	$49,614
Basic earnings per share before extraordinary loss	$1.85	$1.99
Basic earnings per share	$1.72	$1.99
Diluted earnings per share before extraordinary loss	$1.83	$1.97
Diluted earnings per share	$1.70	$1.97

2000 Acquisitions   On November 20, 2000, the company purchased all of the issued and outstanding shares of MMC Acquisition Company, the parent of Marinette Marine Corporation ("Marinette Marine"). Marinette Marine, located in Marinette, Wisconsin, operates one of the largest shipyards on the U.S. Great Lakes. Marinette Marine is currently under a contract to build a series of oceangoing buoy tenders for the United States Coast Guard, and presently employs approximately 800 people and features complete in-house capabilities for all shipbuilding disciplines.
     The aggregate consideration paid by the company for Marinette Marine was $66.7 million, which includes $48.1 million paid in cash, direct acquisition costs of $1.4 million, assumed liabilities of $17.2 million, the receipt of a post-closing working capital adjustment in September 2001 of $0.9 million, and is less cash acquired of $18.6 million. The excess of the cost over the fair value of the net assets acquired is $50.0 million. This excess was amortized over a weighted average life of 38 years.
     On April 7, 2000, the company acquired substantially all of the net business assets of Harford Duracool, LLC ("Harford"). Harford is a leading manufacturer of walk-in refrigerators and freezers and maintains a 67,000-square-foot manufacturing facility in Aberdeen, Maryland. Its primary distribution channels are foodservice equipment dealers and commercial refrigeration distributors and its products range in size from 200 to 60,000 cubic feet. Harford also manufactures a line of modular, temperature-controlled structures for other niche markets.
     The aggregate consideration paid by the company for the assets of Harford was $21.2 million, which includes direct acquisition costs of $0.5 million, assumed liabilities of $1.4 million, and the payment of a post-closing working capital adjustment in September 2000 of $0.3 million. The excess of the cost over the fair value of the net assets acquired is $15.0 million. This excess was amortized over a weighted average life of 35 years.
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
     The aggregate consideration paid by the company for the shares of Multiplex was $20.5 million, which is net of cash acquired of $3.7 million and includes direct acquisition costs of $0.4 million and assumed liabilities of $5.3 million. The excess of the cost over the fair value of the net assets acquired is $12.7 million. This excess was amortized over a weighted average life of 37 years.
     During 2000, the company completed other smaller acquisitions whose total aggregate consideration paid was $18.2 million, which is net of cash received and includes direct acquisition costs of $0.2 million and assumed liabilities of $2.8 million.

1999 Acquisitions   On April 9, 1999, the company acquired all of the issued and outstanding shares of Kyees Aluminum, Inc., a leading supplier of cooling components for the major suppliers of fountain soft-drink beverage dispensers. The aggregate consideration paid by the company was $28.5 million, which is net of cash acquired of $1.0 million and includes direct acquisition costs of $0.3 million, assumed liabilities of $2.2 million, and the payment of a post-closing net worth adjustment during the third quarter of 1999 of $1.3 million. The excess of the cost over the fair value of the net assets acquired is $24.1 million. This excess was amortized over a weighted average life of 38 years.
     On January 11, 1999, the company acquired all of the issued and outstanding shares of Purchasing Support Group LLC ("PSG"), a four-member beverage service organization. The new operation, renamed Manitowoc Beverage Systems, Inc. ("MBS"), provides full-service parts, components, and dispenser systems support to bottlers in the beverage industry. MBS is made up of companies that have been serving soft-drink bottling operations throughout the United States since the 1960s with a variety of equipment services for beverage dispensing systems. MBS operates in the Northeast, Atlantic Coast, Southeast, Central, and Western United States.
     The aggregate consideration paid by the company for the issued and outstanding shares of the four member companies of PSG was $43.7 million, which is net of cash acquired of $0.8 million and includes direct acquisition costs of $0.5 million and assumed liabilities of $5.9 million. The excess of the cost over the fair value of the net assets acquired is $34.0 million. This excess was amortized over a weighted average life of 38 years.
     The results of operations of each of the aforementioned acquisitions have been included in the Consolidated Statements of Earnings since the date acquired. Each acquisition was recorded utilizing the purchase method of accounting which allocates the acquisition cost based upon the fair values of assets acquired and liabilities assumed. During 2002, goodwill amortization related to these acquisitions will cease with the adoption of SFAS No. 142.

11. Contingencies and Significant Estimates   The United States Environmental Protection Agency ("EPA") has identified the company as a Potentially Responsible Party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), liable for the costs associated with investigating and cleaning up contamination at the Lemberger Landfill Superfund Site (the "Site") near Manitowoc, Wisconsin.
     Approximately 150 PRPs have been identified as having shipped substances to the Site. Eleven of the potentially responsible parties have formed a group (the Lemberger Site Remediation Group, or "LSRG") and have successfully negotiated with the EPA and the Wisconsin Department of Natural Resources to settle the potential liability at the Site and fund the cleanup.
     Recent estimates indicate that the remaining costs to clean up the Site are nominal. However the ultimate allocations of cost for the Site is not yet final. Although liability is joint and several, the company's percentage share of liability is estimated to be 11% of the total cleanup costs. Prior to December 31, 1996, the company accrued $3.3 million in connection with this matter. Expenses charged against this reserve during 2001, 2000, and 1999 were not significant. Remediation work at the Site has been substantially completed, with only long-term pumping and treating of groundwater and Site maintenance remaining. The company's remaining estimated liability for this matter, included in other current and non-current liabilities at December 31, 2001, is $1.0 million.
     As of December 31, 2001, various product-related lawsuits were pending. To the extent permitted under applicable law, all of these are insured with self-insurance retentions of $0.1 million for Potain Crane accidents; $1.0 million for all other Crane accidents; $1.0 million for Foodservice accidents occurring during 1990 to 1996; and $0.1 million for Foodservice accidents occurring during 1997 to present. The insurer's annual contribution is limited to $50.0 million.
     Product liability reserves included in accounts payable and accrued expenses at December 31, 2001, are $10.6 million; $4.0 million reserved specifically for the cases referenced above, and $6.6 million for claims incurred but not reported which were estimated using actuarial methods. As of December 31, 2001, the highest current reserve for an insured claim is $1.0 million. Based on the company's experience in defending itself against product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured and insured claims. Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and the solvency of insurance carriers.
     At December 31, 2001 and 2000, the company had reserved $24.8 million and $18.8 million, respectively, for warranty claims included in product warranties and other non-current liabilities in the Consolidated Balance Sheet. Certain warranty and other related claims involve matters in dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the company's historical experience.
     It is reasonably possible that the estimates for environmental remediation, product liability and warranty costs may change in the near future based upon new information that may arise or are matters that are beyond the scope of the company's historical experience. Presently, there is no reliable means to estimate the amount of any such potential changes.
     At December 31, 2001, the company is contingently liable under bid, performance, and specialty bonds, primarily for the Marine segment, totaling approximately $178.7 million and open standby letters of credit issued by the company's banks in favor of third parties totaling $34.0 million at December 31, 2001.
     The company is also involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, and the liabilities accrued with respect to such matters, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on the consolidated financial statements of the company.

12. Employee Benefit Plans

Savings and Investment Plans   The company sponsors a defined contribution savings plan that allows substantially all employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan-specific guidelines. The plan requires the company to match 100% of the participants contributions up to 3% and match an additional 50% of the participants contributions between 3% to a maximum of 6% of a participant's compensation. The company also provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees. Company contributions to the plans are based upon formulas contained in such plans. Total costs incurred under these plans were $10.6 million, $14.9 million and $14.3 million, in 2001, 2000, and 1999, respectively.

Postretirement Health and Other Benefit Plans   The company provides certain pension, health care and death benefits for eligible retirees and their dependents. The pension benefits are funded, while the health care and death benefits are not funded but are paid as incurred. Eligibility for coverage is based on meeting certain years of service and retirement qualifications. These benefits may be subject to deductibles, co-payment provisions, and other limitations. The company has reserved the right to modify these benefits.
     The tables that follow contain the components of the periodic benefit cost for 2001, 2000, and 1999, respectively, and the reconciliation of the changes in the benefit obligation, the changes in plan assets and the funded status as of December 31, 2001. Acquisition-related changes for 2001 presented in the table relate to the acquisition of Potain in May 2001. Data presented in the table that relate to acquisitions for 2000 relate to the November 2000 acquisition of Marinette Marine.

The components of the periodic benefit cost are as follows:
	Pension			Postretirement Health and Other
For the Years Ended December 31	2001	2000	1999	2001	2000	1999
Service cost - benefits earned during the year	$324	$33	$--	$547	$409	$395
Interest cost on projected benefit obligation	1,005	98	--	1,667	1,521	1,325
Expected return on assets	(1,059)	(128)	--
Amortization of transition amount	--	--	--	83	3	--
Amortization of prior service cost	--	(12)	--
Amortization of actuarial gain	4	3	--	--	--	--
Net periodic benefit cost	$274	$(6)	$--	$2,297	$1,933	$1,720

The following is a reconciliation of the changes in the benefit obligation, the changes in plan assets, and the funded status as of December 31, 2001 and 2000, respectively.
	Pension		Postretirement Health and Other
	2001	2000	2001	2000
Change in Benefit Obligation
Benefit obligation, beginning of year	$10,445	$--	$22,209	$19,091
Service cost	324	33	547	409
Interest cost	1,005	98	1,667	1,521
Acquisition	7,802	10,481	145	482
Participant contributions	--	--	795	796
Actuarial loss	(489)	(106)	7,723	2,509
Benefits paid	(751)	(61)	(3,193)	(2,599)
Benefit obligation, end of year	$18,336	$10,445	$29,893	$22,209
Change in Plan Assets
Fair value of plan assets, beginning of year	$12,052	$--	$--	$--
Actual return on plan assets	1,264	128	--	--
Acquisitions	5,445	12,051	--	--
Employer contributions	245	--	2,398	1,803
Participant contributions	--	--	795	796
Benefits paid	(751)	(61)	(3,193)	(2,599)
Actuarial changes	(1,189)	(66)	--	--
Fair value of plan assets, end of year	$17,066	$12,052	$--	$--
Funded status	$(1,270)	$1,607	$(29,893)	(22,209)
Unrecognized (gain) loss	1,599	1,261	9,442	1,688
Unrecognized transition obligation	--	--	212	306
Prepaid/(accrued) benefit cost	329	2,868	(20,239)	(20,215)
Amounts recognized in the Consolidated Balance Sheet at December 31:
Prepaid benefit cost	$329	$2,868	$--	$--
Accrued benefit liability	--	--	(20,239)	(20,215)
Net amount recognized	$329	$2,868	$(20,239)	$(20,215)
Weighted-Average Assumptions
Discount rate	7.75%	7.75%	7.24%	7.26%
Expected return on plan assets	9.00%	9.00%	N/A	N/A
Rate of compensation increase	4.00%	4.00%	N/A	N/A

The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 12% for 2001 declining to 5% in 2008. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $4.5 million at December 31, 2001, and would increase the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $0.3 million for 2001. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement health benefit obligation by $3.7 million at December 31, 2001, and would decrease the aggregate of the service and interest cost components of net periodic postretirement health benefit costs by $0.6 million for 2001.

It is reasonably possible that the estimate for future retirement and health care costs may change in the near future due to changes in the health care environment or changes in interest rates that may arise. Presently, there is no reliable means to estimate the amount of any such potential changes.

The company maintains a supplemental executive retirement plan ("SERP") for certain executive officers of the company and its subsidiaries that is unfunded. Expense related to the plans of $1.2 million and $0.6 million was recorded in fiscal 2001 and 2000, respectively. Amounts accrued as of December 31, 2001 and 2000 related to the plans were $1.8 million and $0.6 million, respectively.

     The company has a deferred compensation plan that enables certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. The company matches contributions under this plan at a rate equal to an employee's profit sharing percentage plus one percent. Deferrals and company contributions are placed in a Rabbi Trust which restricts the company's use and access to the funds but which are also subject to the claims of the company's general creditors. The company has consolidated the assets and liabilities of the Rabbi Trust within its accounts in 2001. Company stock held by the Rabbi Trust has been recorded as treasury stock in accordance with the requirements for diversified plans. The recognition of this plan in the company's financial statements results in $7.0 million included in treasury stock and a $7.1 million increase in other non-current assets, representing the fair value of the plan's diversified investments at December 31, 2001. In addition, $14.1 million liability is included in other non-current liabilities and represents the company's liability to participants under this plan at December 31, 2001.

13. Leases   The company leases various property, plant and equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Rental expense attributable to operating leases was $15.9 million, $8.5 million, and $4.8 million in 2001, 2000, and 1999, respectively. Future minimum rental obligations under noncancelable operating leases, as of December 31, 2001, are payable as follows:

2002	$16,302
2003	14,655
2004	12,077
2005	10,630
2006	9,362
Thereafter	23,146

14. Business Segments   The company identifies its segments using the "management approach," which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments.
     The company has three reportable segments: Cranes and Related Products ("Cranes"), Foodservice Equipment ("Foodservice"), and Marine.
     Cranes' products consist primarily of lattice-boom crawler cranes; tower cranes; truck-mounted hydraulic cranes; rough-terrain forklifts; and material-handling equipment. Cranes also specializes in industrial machinery repair and rebuilding services as well as crane rebuilding and remanufacturing services. Cranes distributes its products in North America (primarily the United States), Europe, Southeast Asia, and the Middle East. Cranes' operations serve the construction, energy, and mining industries and are mainly impacted by the level of activities related to heavy construction and infrastructure projects around the world.
     Foodservice products consist primarily of commercial ice-cube machines; ice/beverage dispensers; walk-in and reach-in refrigerators and freezers; refrigerated undercounter and food preparation tables; private label residential refrigerators and freezers; backroom beverage equipment; and distribution services. Foodservice sells its products primarily in the United States, Europe, Southeast Asia, and in the Middle East. Foodservice products serve the lodging, restaurant, health care, convenience store and soft-drink bottling markets, which are impacted by demographic changes and business cycles.
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
     The company is organized primarily on the basis of products and is broken down into 20 business units. Eleven of the business units have been aggregated into the Foodservice segment; five of the business units have been aggregated into the Cranes segment; and four business units make up the Marine segment.
     Information about reportable segments and a reconciliation of total segment assets to the consolidated totals as of December 31, 2001 and 2000, and total segment sales and profits to the consolidated totals for the years ending December 31, 2001, 2000, and 1999 are summarized on page 36.

Sales and long-lived asset information by geographic area as of and for the years ended December 31 are as follows:
	Sales			Long-Lived Assets
	2001	2000	1999	2001	2000
United States	$859,871	$793,843	$737,616	$470,024	$410,596
Other North America	17,333	25,132	25,213	--	--
Europe	179,085	17,375	32,246	272,410	5,468
Asia	31,264	17,393	11,174	5,575	2,959
Middle East	6,905	5,479	2,113	--	--
Central and South America	6,468	4,873	4,073	1,216	--
Africa	6,180	3,277	5,890	--	--
South Pacific & Caribbean	6,872	5,900	6,014	--	--
Australia	2,602	--	--	497	--
Total	$1,116,580	$873,272	$824,339	$749,722	$419,023

Foreign revenue is based upon the location of the customer. Revenue from no single foreign country was material to the consolidated sales of the company.

15. Subsidiary Guarantors   The following tables present 2001 condensed consolidating financial information for (a) the parent company, The Manitowoc Company, Inc. ("Parent"); (b) on a combined basis, the guarantors of the Senior Subordinated Notes, which include all the domestic wholly owned subsidiaries of the company ("Subsidiary Guarantors"); and (c) on a combined basis, the wholly and partially owned foreign subsidiaries of the company (primarily Potain) which do not guarantee the Senior Subordinated Notes ("Non-Guarantor Subsidiaries"). Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are unconditionally, jointly, and severally liable under the guarantees, and the company believes such separate statements or disclosures would not be useful to investors. The company has not presented consolidating financial information for 2000 and 1999 because the Parent has no operations and only minor independent assets in either year, and the direct and indirect Non-Guarantor Subsidiary amounts are considered minor in those years.

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$--	$903,858	$212,722	$--	$1,116,580
Costs and expenses:
Cost of sales	--	666,349	165,419	--	831,768
Engineering, selling and administrative	11,962	115,135	26,782	--	153,879
Amortization expense	336	8,870	3,348	--	12,554
Total costs and expenses	12,298	790,354	195,549	--	998,201
Earnings (loss) from operations	(12,298)	113,504	17,173	--	118,379
Other income (expense):
Interest expense	(26,937)	(8,743)	(1,798)	--	(37,478)
Management fee income (expense)	13,803	(13,803)	--	--	--
Other expense - net	(1,004)	(877)	669	--	(1,212)
Total other income (expense)	(14,138)	(23,423)	(1,129)	--	(38,690)

Earnings (loss) before taxes on income, equity in earnings of subsidiaries and extraordinary loss	(26,436)	90,081	16,044	--	79,689
Provision (benefit) for taxes on income	(10,904)	37,155	4,566	--	30,817
Earnings before equity in earnings of subsidiaries and extraordinary loss	(15,532)	52,926	11,478	--	48,872
Equity in earnings of subsidiaries	64,404	--	--	(64,404)	--
Earnings (loss) before extraordinary loss	48,872	52,926	11,478	(64,404)	48,872
Extraordinary loss on debt extinguishment, net of income tax benefit of $2,216	(3,324)	--	--	--	(3,324)
Net earnings (loss)	$45,548	$52,926	$11,478	$(64,404)	$45,548

Condensed Consolidating Balance Sheet

As of December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations		Consolidated
Assets
Current Assets:
Cash and cash equivalents	$4,456	$141	$18,984	$--		$23,581
Marketable securities	2,151	--	--	--		2,151
Accounts receivable	43	67,159	74,009	--		141,211
Inventories	--	67,005	56,051	--		123,056
Deferred tax assets	18,873	--	9,473	--		28,346
Other	203	10,271	2,271	--		12,745
Total current assets	25,726	144,576	160,788	--		331,090
Intangible assets - net	19,150	300,445	206,100	--		525,695
Property, plant and equipment - net	5,038	98,634	71,712	--		175,384
Other non-current assets	7,125	26,417	15,101	--		48,643
Equity in affiliates	943,466	--	--	(943,466)		--
Total assets	$1,000,505	$570,072	$453,701	$(943,466	) $	1,080,812

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$18,853	$126,447	$90,831	$--		$236,131
Current portion long-term debt	24,558	--	6,529	--		31,087
Short-term borrowings	5,900	--	5,061	--		10,961
Product warranties	--	13,575	4,407	--		17,982
Total current liabilities	49,311	140,022	106,828	--		296,161

Non-Current Liabilities:
Long-term debt, less current portion	435,165	--	11,357	--		446,522
Postretirement and other health benefit obligations	1,003	19,129	2,939	--		23,071
Intercompany payable/(receivable) - net	231,140	(238,568)	7,428	--		--
Other non-current liabilities	20,091	5,068	26,104	--		51,263
Total non-current liabilities	687,399	(214,371)	47,828	--		520,856

Stockholders' Equity	263,795	644,421	299,045	(943,466)		263,795

Total liabilities and stockholders' equity	$1,000,505	$570,072	$453,701	$(943,466	) $	1,080,812

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Consolidated
Net cash provided by (used in) operations	$(54,029)	$9,751	$150,893	$106,615

Cash Flows from Investing:
Business acquisitions - net of cash acquired	--	(954)	(284,579)	(285,533)
Capital expenditures	(1,857)	(14,058)	(13,346)	(29,261)
Proceeds from sale of property, plant, and equipment	--	662	9,557	10,219
Purchase of temporary investments - net	(107)	--	--	(107)
Intercompany investments	(163,535)	--	163,535	--
Net cash used for investing	(165,499)	(14,350)	(124,833)	(304,682)
Cash Flows from Financing:
Proceeds from long-term debt	345,116	--	--	345,116
Proceeds from senior subordinated notes	156,118	--	--	156,118
Payments on long-term debt	(159,632)	--	(2,257)	(161,889)
(Payments) proceeds from revolver borrowings - net	(75,100)	--	(3,627)	(78,727)
(Payments) proceeds issuance of commercial paper - net	(24,700)	--	--	(24,700)
Debt issuance costs	(21,023)	--	--	(21,023)
Dividends paid	(257)	--	(7,101)	(7,358)
Exercises of stock options	183	--	--	183
Net cash provided by (used for) financing	220,705	--	(12,985)	207,720
Effect of exchange rate changes on cash	--	--	(55)	(55)
Net increase (decrease) in cash and cash equivalents	1,177	(4,599)	13,020	9,598
Balance at beginning of year	3,279	4,740	5,964	13,983
Balance at end of year	$4,456	$141	$18,984	$23,581

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
     The company maintains an internal accounting system designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of the financial statements in accordance with generally accepted accounting principles.
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
     The company's independent accountants, Pricewaterhouse-Coopers LLP, audited the company's consolidated financial statements and issued the opinion below.

/s/ Terry D. Growcock
Terry D. Growcock
President & Chief Executive Officer

/s/ Glen E. Tellock
Glen E. Tellock
Senior Vice President & Chief Financial Officer

Report of Independent Accountants

To the Stockholders and Board of Directors of
The Manitowoc Company, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of The Manitowoc Company, Inc. and its Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
January 25, 2002

Business Unit Management

Cranes & Related Products	Manitowoc Cranes, Inc. Manitowoc, WI Bruce Collins General Manager	Potain SAS Ecully, France Jean-Yves Bouffault Executive Vice President & Chief Executive Officer
	Manitowoc Boom Trucks, Inc. Georgetown, TX Brad Rogers General Manager	Femco Machine Company, Inc. Punxsutawney, PA Randy LaCrosse Vice President & General Manager
Manitowoc Remanufacturing, Inc. Bauxite, AR Mike Wood Vice President & General Manager

Foodservice Equipment	Manitowoc Ice, Inc. Manitowoc, WI Dan Brandl Vice President & General Manager	Manitowoc Beverage Systems, Inc. Holland, OH Steve Rafac Executive Vice President & General Manager
	Manitowoc (Hangzhou) Refrigeration Co., Ltd. Hangzhou, PRC Ning Wen Vice President & General Manager	Kyees Aluminum La Mirada, CA Rick Kyees General Manager
	Fabbrica Apparecchiature per la Produzione del Ghiaccio, S.r.l. Milan, Italy Roberto Adamo Managing Director	Kolpak Franklin, TN Steve Clayton General Manager
	SerVend International, Inc. Sellersburg, IN John Hartsworm Vice President & General Manager	Harford Duracool, LLC Aberdeen, MD Dick Lemen General Manager
	Multiplex Company, Inc. St. Louis, MO Wally Kisling, Jr. Vice President & General Manager	McCall Refrigeration Parsons, TN Steve Clayton General Manager
Diversified Refrigeration, Inc. Selmer, TN Gerald Senion General Manager

Marine	Bay Shipbuilding Co. Sturgeon Bay, WI Patrick O'Hern Vice President & General Manager	Marinette Marine Corporation Marinette, WI Tom Byrne President
	Cleveland Shiprepair Company Cleveland, OH Patrick O'Hern Vice President & General Manager	Toledo Shiprepair Company Toledo, OH Patrick O'Hern Vice President & General Manager

Corporate Officers and Business Segment Management

Terry D. Growcock, 56, president and chief executive officer since 1998. Previously, president and general manager of Manitowoc Ice, Inc. (1996); also executive vice president of Manitowoc Equipment Works (1994). Prior to joining Manitowoc, Mr. Growcock served in numerous management and executive positions with Siebe plc and United Technologies.

Glen E. Tellock, 40, senior vice president and chief financial officer since 2000. Previously, vice president and chief financial officer (1999), vice president of finance and treasurer (1998), corporate controller (1992), and director of accounting (1991). Prior to joining Manitowoc, Mr. Tellock served as financial planning manager with the Denver Post Corporation and as audit manager for Ernst and Whinney.

Thomas G. Musial, 50, senior vice president of human resources and administration since 2000. Previously, vice president of human resources and administration (1995), manager of human resources (1987), and personnel/industrial relations specialist (1976).

Maurice D. Jones, 42, general counsel and secretary since 1999. Prior to joining Manitowoc, Mr. Jones was a partner in the law firm of Davis & Kuelthau, S.C., and served as legal counsel for Banta Corporation.

Carl J. Laurino, 40, treasurer since 2001. Previously, assistant treasurer (2000). Prior to joining Manitowoc, Mr. Laurino spent 15 years in the commercial banking industry with Firstar Bank Wisconsin, Associated Bank N.A., and Norwest Bank.

Robert A. Giebel, Jr., 42, vice president since 2000. Also president and general manager of Manitowoc's Crane Group. Prior to joining Manitowoc, Mr. Giebel served as vice president and general manager of P&H MinePro Services and as president and chief executive officer of Unit Rig, a division of Terex Corporation.

Timothy J. Kraus, 48, vice president since 2000. Also president and general manager of Manitowoc's Foodservice Group. Previously, general manager of Manitowoc's Ice/Beverage Group (1999), executive vice president and general manager of Manitowoc Ice, Inc. (1998), vice president of sales and marketing (1995), and national sales manager (1989). Prior to joining Manitowoc, Mr. Kraus was president of Universal Nolin.

Thomas J. Byrne, 64, vice president since 2000. Also president and general manager of Manitowoc's Marine Group. Previously, Manitowoc Company's vice president of business development (1998). Prior to joining Manitowoc, Mr. Byrne served as vice president and general manager for the Robertshaw division of Siebe Automotive N.A., as vice president of operations for Hamilton Industries, plus senior management positions with The Stanley Works and White Consolidated Industries.

Board of Directors

Dean H. Anderson, 61, president and owner of Dynamic Specialties, Inc., Houston, TX, an equipment and systems specialist serving factories and the process automation industry. Previously, senior vice president - strategic development (1997) of ABB Vetco Gray Inc.; president (1990) of Foster Valve Corporation; also president and chief executive officer (1988) of Steego Corporation. Elected to Manitowoc's board in 1992. 1, 2

Virgis W. Colbert, 62, executive vice president, since 1997, of Miller Brewing Company, Milwaukee, WI, a leading beer brewer and producer. Since 1979, Mr. Colbert has held several operational and management positions with Miller Brewing. Also a director of Delphi Automotive Systems Corporation, Troy, MI, and Weyco Group, Inc., Milwaukee, WI. Appointed to Manitowoc's board in 2001. 1

Daniel W. Duval, 65, retired vice chairman, president, and chief executive officer of Robbins & Myers, Inc., a global manufacturer of specialized fluid management products and systems headquartered in Dayton, OH. Previously, president and chief operating officer of Midland-Ross Corp. Also a director of Arrow Electronics, Inc., Melville, NY; ABC-NACO, Inc., Downers Grove, IL; and National City Bank, Cleveland, OH. Appointed to Manitowoc's board in 2000. 1, 3

Terry D. Growcock, 56, president and chief executive officer of The Manitowoc Company. Elected to Manitowoc's board in 1998.

James P. McCann, 71, retired vice chairman, president, and chief operating officer of Bridgestone/Firestone, Inc., a global tire and rubber manufacturer headquartered in Nashville, TN. Previously, executive vice president (1989) of North American Tire for Bridgestone/ Firestone, Inc.; former president and chief executive officer (1988) of Bridgestone U.S.A., Inc. Elected to Manitowoc's board in 1990. 3

James L. Packard, 59, chairman, president, and chief executive officer, since 1986, of Regal-Beloit Corporation, Beloit, WI, a worldwide manufacturer of mechanical power transmission equipment, electric motors, controls, and power generators. Also a director of Clarcor, Inc., Rockford, IL. Appointed to Manitowoc's board in 2000. 2

Gilbert F. Rankin, Jr., 69, retired director of administration, operations, and facilities, College of Engineering, Cornell University, Ithaca, NY. Elected to Manitowoc's board in 1974. 1, 3

Robert C. Stift, 60, retired chairman, president, and chief executive officer of Strategic Industries, LLC, Hagerstown, MD, a manufacturer of industrial and consumer products. Previously, chairman and chief executive officer (1999) of Lighting Corporation of America; chairman and chief executive officer (1998) of USI Diversified Products Company; also chairman and chief executive officer (1992) of Grove Worldwide. Elected to Manitowoc's board in 1998. 1, 2

Robert S. Throop, 64, retired chairman and chief executive officer of Anthem Electronics, Inc., a distributor of electronic products headquartered in San Jose, CA. Also a director of The Coast Distribution System, Inc., Morgan Hill, CA, and Azerity (formerly Intelic Software Solutions, Inc.), San Jose, CA. Elected to Manitowoc's board in 1992. 2, 3

1-Audit Committee
2-Compensation & Benefit Committee
3-Nominating Committee & Corporate Governance Subcommittee

Glossary

Financial Terms
Backlog - Firm, unfilled orders. An indicator of future sales.

Book Value - Another term for shareholder equity, most often shown on a per-share basis.

Capitalization - The total market value of a company's outstanding stock calculated by multiplying the stock price times the number of shares.

Cash Flow - Funds generated by a company to operate the business, make capital investments, repay debt, pay dividends, repurchase stock, and make acquisitions.

Cash Gap - A working capital measure that is equal to accounts receivable days sales outstanding plus inventory days less accounts payable days outstanding.

Cost of Capital - A weighted average of the after-tax cost of equity and borrowed funds.

Current Ratio - Current assets divided by current liabilities, an indicator of liquidity.

Earnings per Share (basic) - Calculated by dividing the reported earnings available to common stockholders (net income) by the weighted average shares outstanding.

Earnings per Share (diluted) - Calculated by dividing the reported earnings available to common stockholders (net income) by the weighted average shares outstanding, including the assumption of the exercise of all potentially dilutive securities such as stock options. Diluted earnings per share are always less than or equal to basic earnings per share.

EVA® (Economic Value-Added) - A financial measure to determine if a company is creating or depleting value for its shareholders. EVA is calculated by taking after-tax operating profits and subtracting a capital charge. Manitowoc uses this measure to evaluate its performance, to drive its decision-making, to incentivize management, and to evaluate acquisition opportunities.

Outsourcing - Contracting with an outside supplier to provide a service or function that could be performed within the company.

Price to Earnings Ratio - The price of a stock divided by its earnings per share. Also known as P/E, multiple, or valuation. This measure tells investors how much they are paying for a company's earnings.

Return on Equity - Net earnings divided by stockholders' equity, a measurement of the amount earned on the shareholder's investment.

Return on Invested Capital - A measurement of after-tax operating profit divided by invested capital, an indicator of how efficiently the company employs its assets.

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

Graving Dock - An in-ground concrete structure in which ships can be built or repaired. A graving dock is equipped with pumps and watertight gates. It is flooded so ships can float in; then it is pumped dry so crews can work on those portions of a ship that normally are underwater.

Hopper Dredge - A fully powered vessel that excavates underwater material using powerful suction devices. Dredged material is then stored onboard the vessel for transportation to an approved disposal site, or can be pumped onboard dump scows or split-hull barges.

Ice/Beverage Dispenser - A foodservice appliance that dispenses ice and soft drinks for self-service applications in quick-service restaurants, movie theatres, and convenience stores.

Integrated Tug/Barge - A new form of bulk-cargo transportation that combines a non-powered notch barge that is pushed by a high-horsepower diesel tug.

Lattice Boom - A fabricated, high-strength steel structure that usually has four chords and tubular lacings. Lattice booms typically weigh less and provide higher lifting capacities than telescopic booms of similar lengths.

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

Tower Crane - Refers to the category of cranes that feature a variable-length vertical tower and a fixed-length horizontal jib. Tower cranes are available in top-slewing and self-erecting configurations and are commonly used on commercial construction, high-rise, and infrastructure projects.

Truck Crane - Refers to either a hydraulic telescopic or lattice-boom crane that is mounted on a rubber-tired carrier and is capable of traveling at highway speeds from one project to the next.

Walk-in - A large, foamed-in-place, refrigerated structure, frequently used in restaurants, that can be equipped with cooling or freezing systems for longer term storage of foodservice items prior to preparation.

Investor Information

Corporate Headquarters
The Manitowoc Company, Inc.
500 South 16th Street
P.O. Box 66
Manitowoc, WI 54221-0066
Telephone: 920-684-4410
Telefax: 920-683-8129

Independent Accountants
PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee, WI 53202

Stock Transfer Agent and Registrar
First Chicago Trust Company
A division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: 800-519-3111

Annual Meeting & Related Information
The annual meeting of Manitowoc Company shareholders will be held at 9:00 a.m., CDT, Tuesday, May 7, 2002, in the ballroom of the Holiday Inn at 4601 Calumet Avenue, Manitowoc, WI. We encourage shareholders to participate in this meeting in person or by proxy.

Stock Listing
Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.

Quarterly common stock price information for our three most recent fiscal years can be found on page 35 of this annual report. Shares of Manitowoc's common stock have been publicly traded since 1971.

Manitowoc Shareholders
On December 31, 2001, there were 24,053,085 shares of Manitowoc common stock outstanding. At such date, there were 2,719 shareholders of record.

Form 10-K Report
Each year Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in this Annual Report to Shareholders.

   A copy of Form 10-K, as filed with the Securities and Exchange Commission for 2001, may be obtained by any shareholder, without charge, upon written request to:
     Maurice D. Jones
     General Counsel & Secretary
     The Manitowoc Company, Inc.
     P.O. Box 66
     Manitowoc, WI 54221-0066

Dividends
Manitowoc has paid continuous dividends, without interruption, since 1971. On February 14, 2001, Manitowoc changed from a quarterly dividend determination to an annual dividend determination. At its regular fall meeting each year , the board of directors will determine the amount and timing of the company's dividend.

Dividend Reinvestment and Stock Purchase Plan
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

Investor Inquiries
Security analysts, portfolio managers, individual investors, and media professionals seeking information about Manitowoc are encouraged to visit our Web site, or contact the following individuals:

Analysts & Portfolio Managers
Glen E. Tellock
Senior Vice President & Chief Financial Officer
Telephone: 920-683-8122
Telefax: 920-683-8138

Media Inquiries
Steven C. Khail
Director of Investor Relations & Corporate Communications
Telephone: 920-683-8128
Telefax: 920-683-8138

General Inquiries
Joan Risch
Shareholder Relations
Telephone: 920-683-8150
Telefax: 920-683-8138

Quarterly Earnings
Manitowoc is planning to announce its quarterly earnings for calendar 2002 according to the following schedule. However, dates are subject to change. Please check our web site, to confirm earnings announcement dates.
1st Quarter - April 17, 2002
2nd Quarter - July 18, 2002
3rd Quarter - October 22, 2002
4th Quarter - To be announced

Join MTW on the Internet
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

Exhibit 13 - Appendix A
Graph No.	Title/Description	Cross Reference or Narrative Discussion
1	Depreciation and Amortization ($ Millions)		Depreciation	Amortization
	Bar graph of Depreciation and Amortization for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	$8.3 $8.3 $9.7 $9.3 $9.9 $20.5	$3.0 $3.4 $4.9 $7.4 $8.2 $12.9

2	Capital Expenditures ($ Millions)		Capital Expenditures
	Bar graph of Capital Expenditures for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	$8.4 $12.0 $11.7 $13.7 $13.4 $29.3

3	SG&A as a Percent of Sales (Pecent of Sales)		SG&A as a % of Sales
	Bar graph of SG&A as a Percent of Sales for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	15.9% 15.4% 14.1% 13.0% 13.2% 13.8%

4	Gross Profit ($ Millions)		Gross Profit
	Bar graph of Gross Profit for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	$134.6 $152.6 $195.6 $233.7 $235.7 $284.8

5	R&D Expense ($ Millions)		R&D Expense
	Bar graph of R&D Expense for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	$3.5 $4.4 $4.7 $6.9 $6.7 $8.3

6	International Shipments ($ Millions)		International Shipments
	Bar graph of International Shipments for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	$67.6 $86.2 $78.7 $86.7 $79.4 $256.7

7	Operating Income ($ Millions)		Operating Income
	Bar graph of Operating Income for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	$50.9 $65.0 $92.6 $119.0 $112.7 $118.4

8	Operating Margins Before Amortization (Percent)		Operating Margins Before Amortization
	Bar graph of Operating Margins Before Amortization for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	10.5% 12.3% 13.9% 15.3% 13.8% 11.7%

9	Invested Capital ($ Millions)		Invested Capital
	Bar graph of Invested Capital for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	$243.3 $256.8 $339.9 $413.1 $480.3 $747.3

10	Debt to Capital (Percent)		Debt to Capital
	Bar graph of Debt to Capital ratio for fiscal years 1996-2001	1996 1997 1998 1999 2000 2001	46.6% 50.4% 44.7% 32.5% 48.4% 64.9%