Form 10-K, Exhibit 13
period 2002-12-31
MANITOWOC CO INC
filed 2003-03-31
CIK 61986

Exhibit 13

Manitowoc
at a Glance

Corporate Mission
Our mission is to continuously improve economic value for our shareholders.

Corporate Scope
The Manitowoc Company is a creator of market-leading engineered capital goods and support services for selected market segments, which today include Cranes and Related Products, Foodservice Equipment, and Marine. This is Manitowoc's strength.

Corporate Purpose
The centerpiece of our efforts will continue to be high-quality, customer-focused products and support services. Research, marketing, resources, manufacturing, support services, and all related elements will generally be product-oriented. The company will use this in evaluating and guiding its business units.

Corporate Profile
Manitowoc is the leading manufacturer of high-capacity lattice-boom cranes, tower cranes, and mobile telescopic cranes for heavy construction, energy-related, infrastructure, commercial, and crane-rental applications. It is also America's leading producer of boom trucks. Additionally, Manitowoc is a leading manufacturer of ice machines, ice/beverage dispensers, soft-drink dispensing valves, cast aluminum cold plates, and commercial refrigeration equipment for the foodservice, lodging, convenience-store, health care, beverage, and bottling industries.
Manitowoc is also the dominant provider of shipbuilding and ship-repair services for government, military, and commercial customers operating on and off the U.S. Great Lakes.

Cranes & Related Products Segment
Grove Worldwide	National Crane
Manitowoc Cranes	Potain, S.A.S.
Manitowoc Remanufacturing

Products & Services
Crawler- and truck-mounted lattice-boom cranes; top-slewing and self-erecting tower cranes; mobile telescopic cranes; hydraulically powered telescopic boom trucks; aerial work platforms; crane rebuilding and remanufacturing services.

Brand Names:
Manitowoc, Potain, Grove, National, Manlift, CraneCARE, Crane CREDIT

Primary Competition
Lattice-boom Cranes:	Tower Cranes:	Mobile Cranes:	Boom Trucks:
Hitachi	Comansa	Liebherr	Manitex
Kobelco	Gru Comedil	Link-Belt	Terex
Liebherr	Liebherr	Tadano	Aerial Work
Sumitomo/Link-Belt	Peiner	Terex/Demag	Platforms:
Terex/Demag			Genie
JLG

Customers & Markets
Contractors specializing in heavy construction, general contracting, commercial construction, energy exploration and production, infrastructure, duty-cycle, dockside, dredging, industrial, utility services, oilfield services, and material-handling applications; crane and equipment rental operations.

Key Advantages

  #1 global market share in lattice-boom cranes, tower cranes, rough-terrain cranes, truck-mounted cranes, and boom trucks; #2 global market share in all-terrain cranes.
  Best recognized brands in the crane industry.
  Global manufacturing base with over a dozen plants on three continents.
  Largest installed base of cranes in the world provides strong aftermarket opportunities.
  Highest resale values in the industry due to value-added engineering designs, high-quality components, and lifetime product support.
  Worldwide product innovation leader with over 150 patents and 75 trademarks.

Industry Outlook

  Total U.S. construction spending for 2003 to increase 1.6% to $856.2 billion. Primarily includes $154 billion in heavy construction, $415 billion in residential construction, and $286 billion in non-residential construction.
  Worldwide construction spending increased to approximately $3.5 trillion in 2002, up form $3.4 trillion in 2001.
  DOT proposes $247 billion bill to succeed TEA-21. Includes $202 billion for highways and $45 billion for transit, a 19% increase over level guaranteed by current measure.
  Crane utilization rates across the globe will be mixed for 2003 with the U.S. down; Germany, France, and the UK flat; and Australia and China up.

Foodservice Equipment Segment
Diversified Refrigeration, Inc.	Manitowoc Foodservice Europe
Harford Duracool	Manitowoc (Hangzhou)
Kolpak	Refrigeration Co., Ltd.
Kyees Aluminum	Manitowoc Ice
Manitowoc Beverage Equipment	McCall Refrigeration
Manitowoc Beverage Systems

Products & Services
Commercial ice-cube machines, ice flakers, and ice-storage bins; ice/beverage dispensers; long-draw soft drink and beer dispensing systems; walk-in refrigerators and freezers; reach-in refrigerators and freezers; refrigerated undercounters and food-prep tables; private label residential refrigerator/freezers; post-mix beverage dispensing valves; cast aluminum cold plates; compressor racks and modular refrigeration systems; backroom beverage equipment distribution services.

Brand Names:
Manitowoc, QuietQube, Servend, Multiplex, Kyees, Kolpak, Harford, McCall, Koolaire, RDI, Flomatic, Compact, Icetronic, Chill-Pak, MBS, Polar-Pak.

Primary Competition
	Ice/Beverage	Walk-in	Reach-in
	Dispensers &	Refrigerators &	Refrigerators &
Ice Machines:	Dispensing Valves:	Freezers:	Freezers:
Hoshizaki	I.M.I. Cornelius	American Panel	Beverage Air
Scotsman	Lancer	ICS	Delfield
		Nor-Lake	Traulsen
		W.A. Brown	True Foodservice

Customers & Markets
Foodservice, lodging, hospitality, health care, convenience-store, institution and supermarket operators; soft-drink bottling and dispensing; commercial ice service.

Key Advantages

  The market leader in cold-focused equipment for the foodservice industry.
  Broadest offering of cold-focused equipment, which is primarily driven by replacement and renovation opportunities.
  Largest domestic share of commercial ice-cube machine and walk-in refrigerator/freezer markets.
  A low-cost producer of commercial ice-cube machines and walk-in refrigerator/freezers.
  Recognized as the industry leader in ice-cube machine technology and innovation.
  Manufacturing operations in North America, Europe, and Asia.
  120 distributors in 90 countries.

Industry Outlook

  According to the National Restaurant Association (NRA), restaurant industry sales are projected to reach a record $426 billion in 2003, up 4.5% over 2002. In 2010, the restaurant industry will operate more than 1 million units and post sales of $577 billion
  Based on NRA data, 45.3% of today's food dollar is spent away from home; approximately 44% of all adults are restaurant patrons on a typical day.
  Annual foodservice equipment and supply industry is forecast to exceed $10 billion in 2003 due to:

        - more U.S. chain restaurants launching or expanding their international presence;

        - continued high levels of remodeling and renovation by domestic chain restaurants; and

        - more women entering the workforce helping to create higher levels of disposable income.

Marine Segment
Bay Shipbuilding Co.	Marinette Marine Corporation
Cleveland Shiprepair Company	Toledo Shiprepair Company

Products & Services
New construction services for government, military, research, and commercial vessels of all varieties, including self-unloading bulk carriers, double-hull tank barges, integrated tug/barges, and dredges. Inspection, maintenance, conversion, and repair of freshwater and saltwater vessels. Also provides industrial repair and maintenance services for refineries, power plants, and heavy industrials.

Primary Competition
Alabama Shipbuilding & Drydock	Fraser Shipyards
Bender Shipbuilding & Repair	Friede Goldman Halter
Bollinger, Lockport & Larose	Port Weller Drydocks

Customers & Markets
Government, research, military, and dredging operations; U.S. and Canadian-flagged Great Lakes fleets; inland waterway operators; ocean-going vessels that transit the St. Lawrence Seaway and the Great Lakes.

Key Advantages

  Adept at all phases of shipbuilding and ship repair for freshwater and saltwater vessels.
  Operates the best-equipped facilities with the most experienced work-force of any U.S. Great Lakes shipyard.
  Yards strategically located on the Great Lakes' major shipping lanes.
  Operates more than 60% of the U.S. dry docks serving the Great Lakes, including two of the three largest graving docks.

Industry Outlook

  OPA-90 legislation requires that all vessels hauling petroleum in U.S. waters must be replaced with double-hull tonnage by 2015.
  Homeland security initiatives could result in a series of new vessels for the U.S. Coast Guard.
  Non-traditional "off-lakes" markets, which require vessels for dredging, commercial, and specialty applications, are continuing to grow.
  The U.S. and Canadian flag fleets continue to age; creates ongoing opportunities for dry docking, inspection, maintenance, and repair services.

Management's Discussion and Analysis of Results
of Operations and Financial Condition

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes appearing in this annual report.

Overview   The Manitowoc Company, Inc. (referred to as the company, MTW, we, our, and us) is a leading, diversified, multi-industry manufacturer of engineered capital goods and support services for selected market segments, which today include Cranes and Related Products (Crane), Foodservice Equipment (Foodservice), and Marine. The centerpiece of our efforts is and will continue to be to provide customer-focused, quality products and services to the markets we serve, with the goal to continuously improve economic value for our stockholders.
     The following discussion and analysis covers key drivers behind our results for 2002 and is broken down into three major sections. First, we provide an overview of our results of operations for the years 2002 through 2000 on a consolidated basis and by business segment. In later sections, we discuss our market conditions, acquisitions, liquidity and capital resources, and our risk management techniques. Lastly, we provide a discussion of contingent liability issues, critical accounting policies, impacts of future accounting changes, and cautionary statements.

Results of Consolidated Operations
In Thousands	2002	2001	2000
Net Sales	$1,406,577	$1,046,558	$772,287
Cost of sales	1,080,219	770,194	554,303
Gross profit	326,358	276,364	217,984
Engineering, selling and administrative expenses	199,962	147,140	106,976
Amortization expense	2,001	11,094	6,721
Plant consolidation costs	3,900	--	--
Restructuring costs	7,709	--	--
Operating earnings	112,786	118,130	104,287
Interest expense	(51,963)	(37,408)	(12,809)
Other income (expense) - net	1,957	(1,247)	(2,037)
Earnings from continuing operations before income taxes	62,780	79,475	89,441
Provision for taxes on income	22,601	30,734	33,269
Earnings from continuing operations	$40,179	$48,741	$56,172
Discontinued operations:
Earnings from discontinued operations, net of income taxes	1,576	131	4,096
Loss on sale of discontinued operations, net of income taxes	(25,457)	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	(3,324)	--
Cumulative effect of accounting change, net of income taxes	(36,800)	--	--
Net earnings (loss)	$(20,502)	$45,548	$60,268

In 2002 we sold Manitowoc Boom Trucks, Inc. and determined to divest of Femco Machine Company, Inc. We have reported the results of these operations as discontinued and have restated prior years amounts in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Prior years amounts throughout this Management Discussion and Analysis have been restated to reflect the reporting of these operations as discontinued.

Year Ended December 31, 2002 Compared to 2001
Consolidated net sales for the year ended December 31, 2002, increased 34.4% to $1.4 billion, from $1.0 billion for the same period in 2001. A significant portion of this increase is the result of the acquisition of Grove Investors, Inc. (Grove), which we completed on August 8, 2002, and a full year of Potain sales in 2002. Excluding both Grove's net sales since the date of acquisition and Potain's net sales from January 1, 2002 through May 9, 2002, consolidated net sales for the year ended December 31, 2002 increased $36.1 million, or 3.5%, versus the year ended December 31, 2001. This increase was the result of increased sales in our Foodservice and Marine segments offset by lower sales in our Crane segment. Further detail of the changes in sales by segment is presented in the "Sales and Operating Earnings by Segment" section of this Management Discussion and Analysis.
     Gross margin decreased in 2002 to 23.2% from 26.4% in 2001. Cost of sales for 2002 includes a fourth quarter charge of $3.3 million associated with expensing acquired Grove inventory at fair market value rather than actual production costs. Future periods will not be affected by similar charges because all of the write-up to fair value of the acquired inventory was reflected through costs of sales in 2002. The decline in gross margin in 2002 versus 2001 also resulted from lower volumes in our Crane segment and historically lower gross margins from the Grove product lines. Gross margin in the Crane segment declined 3.9 percentage points in 2002 versus 2001. Gross margin in the Foodservice segment decreased approximately 1.3 percentage points in 2002. Excluding the results of Diversified Refrigeration, Inc. (DRI), our private-label residential refrigerator business unit, gross margin in this segment increased approximately 1 percentage point, which was primarily due to benefits from plant consolidations and productivity enhancements. The gross margin in our Marine segment decreased 3.9 percentage points in 2002 versus 2001. This decrease is primarily the result of a continued shift in the mix of revenues to lower-margin project work versus higher-margin repair work. In addition, all of our segments were impacted by higher health care costs in 2002.
     Engineering, selling and administrative expenses (ES&A) increased $52.8 million for the year ended December 31, 2002, compared to the same period for 2001. The majority of this increase was the result of the acquisition of Grove during 2002, a full year of ES&A expenses for Potain in 2002, and increased health care costs across the company. These three items accounted for approximately $46.8 million of the $52.8 million increase. The remainder of the increase was primarily the result of increased engineering expenses in the Crane and Foodservice segments for new product development and increases in corporate expense as corporate assumed certain staff responsibilites previously handled in the field of the acquired companies. As a percent of sales, ES&A remained consistent at 14.2% and 14.1% for the years ended December 31, 2002 and 2001, respectively. We were able to maintain the ES&A ratio because of the flexibility of our cost structure, which enables us to control costs in light of lower volumes, specifically in the Crane segment. We took several actions in 2002 to control ES&A expense in the current and future years. These actions include consolidation of the Multiplex operation within the Foodservice segment and implementing a reorganization plan in the Crane segment following the Grove acquisition. Certain of these cost reductions are contingent on future volume expectations. These items are explained in more detail below.
     Amortization expense decreased $9.1 million for the year ended December 31, 2002, compared to the year ended December 31, 2001. This decrease is the result of our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to at least annual impairment tests at each reporting unit.
     We adopted these new accounting rules for goodwill and other intangible assets on January 1, 2002. Under the transitional provisions of SFAS No. 142, we identified our reporting units, performed impairment tests on the net goodwill and other intangible assets associated with each of the reporting units using a valuation date of January 1, 2002, and determined that a transitional goodwill impairment charge of $51.0 million ($36.8 million net of income tax) was required. This impairment relates to our reporting units as follows: Beverage Group (Foodservice segment) $33.1 million and Manitowoc Boom Trucks (Crane segment) $17.9 million. This charge was based upon current economic conditions in those industries. The impairment charge was recorded as a cumulative effect of accounting change in the Consolidated Statement of Earnings in the first quarter of 2002 in accordance with the transitional provisions of SFAS No. 142. Under previous accounting requirements, no goodwill impairment would have been recorded on January 1, 2002.
     During the first quarter of 2002, we recorded a pre-tax restructuring charge of $3.9 million in connection with the consolidation of our Multiplex operations into other of our Foodservice operations. We took these actions to streamline our cost structure and utilize available capacity. We estimate cost savings of $1.6 million in 2002 and annual cost savings of approximately $2.7 million in subsequent years as a result of the consolidation of the Multiplex operations. The charge included $2.8 million to write down the building and land, which are held for sale, to estimated fair market value less cost to sell; $0.7 million for the write-down of certain equipment; and $0.4 million related to severance and other employee related costs. All of the charge was paid or utilized by December 31, 2002.
     During the fourth quarter of 2002, we completed certain integration activities related to the Grove acquisition and certain other restructuring activities in the Crane segment. We recognized a total of $12.1 million for these integration and restructuring activities. Of this amount, $4.4 million was recorded in the opening balance sheet of Grove and $7.7 million was recorded as a charge to earnings during the fourth quarter of 2002. We took these steps to achieve reductions in operating costs, to integrate and consolidate certain operations and functions within the segment, and to utilize available capacity. We anticipate annual profit improvement of $20 million as a result of the Crane business integration and restructuring plan.
     The $4.4 million recorded in Grove's opening balance sheet related to severance and other employee related costs for headcount reductions at various Grove facilities. The $7.7 million charge included $4.0 million related to severance and other employee related costs for headcount reductions at various Manitowoc and Potain facilities; $2.7 million related to the write-down of certain property, plant and equipment; and $1.0 million related to lease termination costs. In total, approximately 600 hourly and salaried positions will be eliminated and four facilities will be consolidated into other Crane operations. To date, we have utilized approximately $5.2 million of the total $12.1 million charge, which includes a $2.7 million non-cash write-down of property, plant and equipment, and $2.5 million cash paid to employees for severance. The remaining $6.9 million reserve is recorded in accounts payable and accrued expenses in the Consolidated Balance Sheet and will be utilized during 2003.
     After taking all of these matters into account, consolidated operating earnings for the year ended December 31, 2002, were $112.8 million, or 8.0% of sales. This compares with $118.1 million, or 11.3% of sales, for the year ended December 31, 2001.
     Interest expense increased $14.6 million for the year ended December 31, 2002, compared to the same period in 2001. This increase is due to additional interest expense related to the 101/2% Senior Subordinated Notes due 2012, which were issued in August 2002 to complete the Grove acquisition; additional amortization of debt issue costs related to these Notes; and a full year of interest expense and amortization of debt issue costs related to the debt incurred for the Potain acquisition in May 2001. The weighted-average interest rate paid on all outstanding debt as of December 31, 2002 was 7.0%. We continued to control our exposure to interest rate increases over this period by using an interest rate hedge on variable rate debt ($94.2 million notional amount at 4.42%). In addition, we entered into two interest rate swap contracts during 2002, which effectively converted $140 million of our 101/2% Senior Subordinated Notes due 2012 to variable rate debt. The effect of these interest rate swaps reduced the interest rates on $140 million of our Senior Subordinated Notes due 2012 from 101/2% to a weighted-average rate of 7.46% at December 31, 2002.
     Other income (expense)-net increased $3.2 million, which is primarily the result of an increase in gains on foreign currency transactions recognized during the year, arising primarily from a stronger Euro.
     The 2002 effective tax rate was 36.0% compared to 38.7% in 2001. The effective rate for 2002 approximated the combined domestic federal and state statutory rate reduced by lower foreign effective rates. The lower effective rate reflects the benefits of our global tax planning initiatives and the reduction of non-deductible goodwill amortization associated with our adoption of SFAS No. 142.
     Discontinued operations include the results of operations of Manitowoc Boom Trucks, Inc. (Manitowoc Boom Trucks) and Femco Machine Company, Inc. (Femco) and losses recorded on the sale and pending sale of these businesses, respectively. In connection with the Grove acquisition, the United States Department of Justice raised concerns about a possible reduction in competition in the United States boom truck market that could result from the acquisition. In order to address these concerns, the company and Grove agreed with the Department of Justice that, following the completion of the Grove acquisition, we would divest of either Manitowoc Boom Trucks, Inc. or National Crane Corporation (Grove's boom truck business). On December 17, 2002, we entered into an agreement with Quantum Heavy Equipment, LLC to sell all of the outstanding stock of Mani-towoc Boom Trucks. The Department of Justice approved the sale on December 30, 2002, and it was completed on December 31, 2002.
     Cash proceeds from the sale of Manitowoc Boom Trucks, a business in the Crane segment, were approximately $13.2 million, which is subject to post-closing adjustments. The sale resulted in a loss of approximately $32.9 million ($23.3 million net of income taxes). The disposition represents a discontinued operation under SFAS No. 144, accordingly, results of Manitowoc Boom Trucks have been classified as discontinued, and prior years have been restated.
     In addition, during the fourth quarter of 2002 we finalized our decision to offer Femco for sale. Femco is our crane and excavator aftermarket replacement parts and industrial repair business. After the Grove acquisition, it was determined that Femco was not a core business to the Crane segment. The pending disposition of Femco represents a discontinued operation under SFAS No. 144. We have classified the results of Femco as discontinued, and we have restated prior years in accordance with SFAS No. 144.
     During December 2002, we recorded a $3.4 million ($2.1 million net of income taxes) charge related to the decision to divest of Femco. $2.2 million of the charge relates to recording the net assets of Femco at fair value less cost to sell based on internal estimates. In addition, we performed an impairment analysis of the Femco goodwill in accordance with SFAS No. 142, and determined that the entire $1.2 million of goodwill was impaired. The cumulative $3.4 million charge is recorded in discontinued operations. At December

31, 2002, the assets and liabilities of Femco are recorded as held for sale in other non-current assets and liabilities, respectively, in the Consolidated Balance Sheet.
     After entertaining offers from several interested parties, on February 14, 2003, we completed the sale of Femco to a group of private investors led by certain current Femco management and employees. The sale includes substantially all of the assets and liabilities of Femco. Cash proceeds from the sale were approximately $6.6 million and are subject to post-closing adjustments. We anticipate a minimal gain from the sale, which will be reported in discontinued operations in the first quarter of 2003.

Year Ended December 31, 2001 Compared to 2000
Net sales increased 35.5% in 2001 to $1.0 billion from $772.3 million in 2000. Excluding the impact of the acquisition of Potain and Marinette Marine Corporation (Marinette Marine), consolidated net sales decreased 3.9% in 2001 compared to 2000.
     Gross margin decreased in 2001 to 26.4% from 28.2%. This decline was the result of lower volumes in our Crane and Foodservice segments, historically lower margins across Potain's entire product line, and increased project work versus repair work in our Marine segment.
     ES&A showed a slight increase during 2001 to 14.1% of net sales versus 13.9% of net sales in 2000. This increase was due to lower sales volumes in the Crane and Foodservice segments, the acquisition of Potain (which has a less flexible cost structure), and higher than normal quotation activity within our Marine segment. In spite of our completion and assimilation of the Potain acquisition, we successfully maintained our ES&A ratio due to our flexible cost structure and our ability to control costs in light of lower volumes. The aggressive cost control efforts we initiated early in 2001 successfully combined to significantly reduce or maintain our ES&A in our other businesses. These cost control efforts were primarily implemented by the Foodservice segment as this segment began to experience a slowdown in its business earlier than the Crane and Marine segments. These efforts included salaried workforce reductions of 41 people, commission program adjustments, reduction in travel and trade show expenses, delayed capital expenditures, and implementation of a hiring and wage freeze.
     Amortization expense of $11.1 million during 2001 increased 65.1% over the $6.7 million reported in 2000. This increase in amortization expense in 2001 was the result of the additional acquisition goodwill recognized on acquisitions completed since the beginning of 1999. As a percentage of net sales, amortization expense remained constant at approximately 1% each year since 1999.
     Our operating earnings in 2001 of $118.1 million, or 11.3% of sales, increased 13.3% versus the $104.3 million, or 13.5% of sales, reported in 2000. The decline in 2001 operating margin was primarily due to lower operating margins of businesses acquired in 2001 and late 2000, as well as lower sales volumes at many of our core businesses in 2001 versus 2000.
     Interest expense during 2001 of $37.4 million was 192.0% higher than the $12.8 million recorded during 2000. This increase in interest expense during 2001 was the result of funding the Potain acquisition and related higher amortization of deferred financing costs incurred to refinance existing indebtedness and bank fees. The weighted-average interest rate paid on all outstanding debt as of December 31, 2001, was 6.7%. We controlled our exposure to interest rate increases over this period in three ways. First, we made effective use of interest rate hedges on variable rate debt. Second, we benefited from our favorable fixed-rate borrowings. Third, we effectively used alternative borrowing vehicles outside our credit facility, such as Euro-denominated Senior Subordinated Notes which act as a natural hedge against our European operations, to control our currency and interest rate exposure.
     The 2001 effective income tax rate was 38.7%, compared to 37.2% in 2000. The increase in our effective income tax rate over this period was due to increasing amounts of non-deductible goodwill amortization expense arising from acquisitions and our increased exposure to higher tax rates in foreign countries.
     During the second quarter of 2001, and in connection with our acquisition of Potain, we restructured our long-term debt by entering into a $475 million Senior Credit Facility and issuing 175 million Euro aggregate principal amount, 103/8% Senior Subordinated Notes due 2011. We incurred an extraordinary loss of approximately $3.3 million, net of income taxes of $2.2 million, related to a prepayment penalty and the charge of the related unamortized financing fees of our previous credit facility.

Sales and Operating Earnings by Segment
Cranes and Related Products Segment

Prior years sales and operating earnings of the Crane segment have been restated for the discontinued operations of Manitowoc Boom Trucks and Femco.
In Thousands	2002	2001	2000
Net Sales	$724,214	$453,244	$275,265
Operating earnings	$60,984	$64,319	$53,051
Operating margin	8.4%	14.2%	19.3%

Year Ended December 31, 2002 Compared to 2001
Net sales in the Crane segment increased 59.8% to $724.2 million in 2002 compared to 2001. This increase was exclusively due to our acquisition of Grove in August 2002 and a full year of Potain sales in 2002. Excluding both Grove's net sales since the date of acquisition and Potain's net sales from January 1, 2002 through May 9, 2002, Crane segment net sales for the year ended December 31, 2002, decreased $52.9 million, or 11.7%, versus the year ended December 31, 2001. The Crane segment experienced a dramatic slowdown in the third quarter of 2002, which continued into the fourth quarter led primarily by decreased volumes in the crawler crane product category and the domestic market. During the first half of the year, our crane sales outperformed the market and remained relatively stable compared to the overall industry, which was declining at a rate exceeding 10%. Beginning in the third quarter, our sales declined closer to industry rates. Crane segment backlog stood at $133.8 million at December 31, 2002 versus $64.5 million at December 31, 2001. The increase is primarily due to the acquisition of Grove during 2002. Excluding Grove, the backlog stood at $48.9 million at December 31, 2002. The decrease in backlog, excluding Grove, is due to the weakened economic conditions that slowed the sales of our crawler cranes.
     Operating earnings for 2002, which exclude the $7.7 million restructuring charge, were $61.0 million, a decrease of $3.3 million, or 5.2%, versus 2001. During the fourth quarter of 2002, the Crane segment recognized a $3.3 million charge for expensing acquired Grove inventory at fair market value rather than actual production costs. Excluding this purchase accounting item, Grove's operating earnings since the date of acquisition and Potain's operating earnings from January 1, 2002 through May 9, 2002, Crane's operating earnings for the year ended December 31, 2002, decreased $17.1 million, or 26.5% , versus the year ended December 31, 2001. This decrease occurred primarily as the result of under-absorption of manufacturing costs in the crawler crane unit as a result of the sales decline discussed above.

Year Ended December 31, 2001 Compared to 2000
Crane segment net sales rose 64.7% in 2001 compared to 2000 levels. This increase was due exclusively to the Potain acquisition.

Excluding the impact of acquisitions in 2001, sales were off 5.6%, a decrease primarily driven by weak economic conditions in our end markets. Sales of lower-capacity crawler cranes (under 150-ton capacity) were down over 30% from the prior year while the larger end of the market was relatively flat.
     Operating earnings in the Crane segment increased 21.2% in 2001 primarily due to the Potain acquisition. However, on an intern-al basis without the impact of Potain, operating earnings declined 17.6% on lower sales volumes, increased pricing pressure (especially in lower-tonnage crawler units), and sluggish economies in the U.S. and certain European markets. Overall gross margins declined during 2001 primarily due to lower sales volumes in all of the segment's businesses and historically lower margins across Potain's entire product line. ES&A margins increased slightly due to the less flexible cost structure of Potain, increased investments to improve engineering systems, and product development initiatives.

Foodservice Equipment Segment
In Thousands	2002	2001	2000
Net Sales	$462,906	$411,637	$425,080
Operating earnings	$60,649	$57,942	$61,368
Operating margin	13.1%	14.1%	14.4%

Year Ended December 31, 2002 Compared to 2001
Foodservice segment net sales increased 12.5% to $462.9 million in 2002 compared to 2001 levels. This increase was primarily due to increased sales of ice and beverage products throughout the second half of the year, as well as increases in our private label residential refrigeration product throughout the year, while sales of commercial refrigeration products remained flat. We attribute this to commercial refrigeration's dependency on new-store construction, which has been slower to recover compared with the replacement, expansion, and remodeling activity that boosted ice and beverage equipment. For the full year, industry shipments of ice machines were up approximately 5%. New products played a key roll in our 2002 sales growth as several of our Foodservice businesses had major new product introductions in 2002.
     Operating earnings of the Foodservice segment increased $2.7 million, or 4.7%, in 2002 compared to 2001. The operating earnings of $60.6 million in 2002 exclude the $3.9 million restructuring charge for the consolidation of our Multiplex operations into other operations. Operating margins decreased approximately 1 percentage point in 2002. Excluding the results of our DRI operations for the full year, the Foodservice operating margin would have been 0.5% better in 2002 than 2001. The improvement in our operating margin exclusive of DRI was due to growth and related margin contributions in our ice and beverage operations; further cost reduction benefits from Demand Flow manufacturing; and consolidation in our beverage and refrigeration operations. The underlying contractual issues at DRI were resolved in the fourth quarter by an amended contract with our sole customer that extends through 2007.

Year Ended December 31, 2001 Compared to 2000
Foodservice segment net sales declined 3.2% to $411.6 million in 2001 compared to 2000 levels. Organic sales growth for the Foodservice segment in 2001 were down 5.2% versus 2000. This decline was primarily driven by the softness in the beverage industry, as our ice and refrigeration units outperformed the market and completed the year at sales levels comparable to 2000.
     The 5.6% decrease in operating earnings during 2001 compared to 2000 was due to sales volume decreases in our businesses, primarily in the beverage industry. However, during the second half of 2001, we achieved consecutive quarterly improvements with operating margins exceeding the comparable quarters for the prior year in spite of a decline in sales. This favorable earnings-to-sales ratio highlights our process improvement and cost-reduction initiatives, coupled with higher-margin new product launches within the last year.

Marine Segment
In Thousands	2002	2001	2000
Net Sales	$219,457	$181,677	$71,942
Operating earnimgs	$19,934	$18,924	$8,902
Operating margin	9.1%	10.4%	12.4%

Year Ended December 31, 2002 Compared to 2001
New-construction activity was strong throughout the year and resulted in Marine segment net sales increasing 20.8% to $219.5 million in 2002 compared to 2001 levels. Our current new-construction projects include several buoy tenders and a Great Lakes Icebreaker for the U.S. Coast Guard, in addition to three Staten Island Ferries for the City of New York. Our current project backlog extends into 2005.
     Operating earnings increased approximately $1.0 million for the year ended December 31, 2002 compared to the same period in 2001 due primarily to new-construction growth. Operating margins in 2002 decreased approximately 1.3 percentage points compared to 2001. We have experienced a decline in demand for higher-margin repair work for more than two years, primarily due to issues affecting the steel industry, low water levels on the Great Lakes, and the general domestic economic conditions. We expected additional repair work to occur during the fourth quarter of 2002, however, several ships that had planned to lay up for the winter continued to sail on the Great Lakes and only recently tied up for winter repair. We have a full slate of vessels at our repair yards in early 2003.

Year Ended December 31, 2001 Compared to 2000
Marine segment net sales increased 152.5% in 2001 versus 2000 due to the acquisition of Marinette Marine in November 2000. This was slightly offset by decreased repair revenues at our traditional facilities during the year. Excluding Marinette, sales were down 2%.
     The Marine segment reported a 112.6% improvement in operating earnings during 2001 over 2000, again due to the cquisition of Marinette Marine. However, the operating margins declined to 10.4%, down almost 2 percentage points from the 2000 level, due to a larger portion of the revenues coming from lower-margin new-construction projects versus higher-margin repairs.

General Corporate Expenses
In Thousands	2002	2001	2000
Corporate expenses	$15,171	$11,961	$12,313
% of sales	1.1%	1.1%	1.6%

Despite increasing 26.8% in 2002, Corporate expenses remained constant as a percentage of sales. This reflects both the growth from acquisition and corporate assumption of certain staff responsibilities previously handled in the field.

Market Conditions
We started seeing a downturn in the Crane and Foodservice markets in the latter half of 2000, further the September 11 attacks are said to have had a lasting impact on the tourism and construction industries, among many others. In addition, the uncertainty of a continuing threat of war affects our markets. Our businesses are affected by these events and by fluctuations in other industries that are negatively affected by these events. As a result, we have experienced some weak market conditions, particularly in our Crane segment.
     As a result of our efforts to become more global in our existing businesses, demonstrated in part by the acquisitions of Grove in 2002 and Potain in 2001 by our Crane segment, we are now affected more than ever by non-domestic world economies. The economies of Europe and Asia, in particular, affected our international performance during 2002 and will continue to impact us going forward.

Cranes and Related Products-The slowdown in the U.S. crane market continued throughout 2002, and continued to affect our 2002 revenues. All of our product markets declined in 2002. The larger crawlers (capacity over 150 tons) held up well in the first half of the year, but declined considerably in the second half of 2002. During this cyclical slowdown, we have continued to focus on introducing new products that meet the market's needs. We have maintained or grown market share in most of our product categories.
     The purchase of Grove, completed August 8, 2002, has given us the opportunity not only to expand our product offerings but also to significantly reduce the cost structure of the combined business by eliminating duplicate ES&A costs, leveraging purchasing synergies, and streamlining capacity. The integration of the Crane businesses will continue in 2003.
     In the U.S., although overall crane fleet utilization has softened somewhat in recent months, it is stronger than at the depths of previous market cycles. Difficulty in obtaining financing continues to be a problem for our customers in general. We do not directly provide financing to our customer base.
     Our acquisitions of Grove and Potain have greatly expanded our presence in Europe and Asia. These acquisitions have provided the infrastructure necessary to be a truly global supplier of crane products and services. On an annualized basis, these acquisitions mean that roughly 50% of our crane revenues are generated outside of North America. Our European markets were also soft in 2002, with southern European markets generally being strong, while northern markets were soft. Asia, with the exception of Japan, is beginning to show some strength. The China market is very strong, and looks to remain strong into the foreseeable future. Our manufacturing presence in China leaves us well positioned to capitalize on this trend.

Foodservice Equipment-The industry slowdown that began in the third quarter of 2000 continued through the first half of 2002. By the end of the second quarter, we saw the first signs of recovery as our Foodservice group began to post year over year increases in revenue. In the ice machine industry, where reliable data is available, domestic ice cuber shipments rose in 2002 by 5.6%. Our business units fared better than the industry and gained share in each of the major categories. The gain was primarily driven by the full-year impact of new products introduced in the latter part of 2001.
     The difficult market conditions affecting the traditional quick-service and lodging industry segments carried through to 2002. Major restaurant chains are in a retrench mode to drive same-store sales. Remodeling activity is very active while new-store construction remains slow. The lodging pipeline shrunk to its lowest level in over 10 years at the end of 2002. While the convenience-store industry had strong sales in 2002, profits were off by as much as 25% for some companies due to tighter margins on gasoline.
     On the positive side, new-store construction in the casual dining and institutional markets remains comparatively strong. Take-out meals continue to grow as consumers continue to lean toward eating meals in the comfort of home. Upscale sandwich shops also enjoy a growing demand supported by aging baby-boomers looking for "healthier" lunch venues.
     We anticipate the market will remain soft until there is some resolution with Iraq. Once resolved, we expect the market to resume the pace of recovery we saw in the second half of 2002.
     Our 2002 Foodservice segment international sales were down slightly from the prior year for the second consecutive year. This follows double-digit growth for the previous three years. The major factors that negatively affected our Foodservice businesses included the continued strength of the U.S. dollar in the first half of 2002, the global economic recession, and the lingering effects of the 2001 breakout of "mad cow" disease that slowed quick-service restaurant expansion programs in Europe. The dollar has since stabilized and meat consumption in Europe is on the rise as these issues fade.
     The anticipated international new-store construction in the quick-service restaurant segment did not occur. The previously mentioned issues have caused participants in that industry to reevaluate certain markets in terms of investment priority. The one exception to this is China, which continues to be a hotbed of Western-style construction.
     We believe our China subsidiary, which manufactures ice machines, is particularly well positioned to meet the needs of the fast growing quick-service restaurant and hospitality industries there. That subsidiary posted high double-digit growth again in 2002. This operation is also strategic as a source of supply for the entire Asia/Pacific region.
     We expect 2003 to bring continued growth to Asia, especially China. Market outcomes in Europe and the Middle East will be tied to tensions in the Middle East. South America will continue to struggle due to political situations in some of its larger countries, and Central America should continue to see sustained growth during 2003.

Marine-The Marine segment continues to grow, led by new-construction projects. The acquisition of Marinette Marine has enabled the Marine segment to compete nationally for projects of varying scopes in both the governmental and commercial markets. The Marine segment has projects for construction of new vessels which stretch out into 2005. In addition, we are actively bidding on numerous contracts to keep our new-construction pipeline full. This in- cludes a variety of construction projects, such as seagoing vessels that are not limited to the Great Lakes area. To expand our scope, we will partner with other shipyards in certain contract proposals.
     While we believe that demand for new construction should remain healthy throughout 2003, we are seeing some difficulty in our customers' ability to secure financing. The demand for vessels compatible with the capacities of our shipyards and our experience base continues to accelerate. We are cautiously optimistic that the repair market will improve in 2003 and 2004. However, we are cautious as our customers face increasing competition and economic pressure in the domestic markets for their products and services. We expect the U.S. steel industry to continue to struggle against foreign imports, thereby reducing cargo-carrying requirements on the Great Lakes.
     Despite these industry and economic conditions, we see plenty of opportunity for growth in the coming years. This includes OPA-90 legislation, which will require double hulls for all vessels hauling petroleum products in U.S. waters by the year 2015, and increased projects for homeland security.
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

Acquisitions
Our growth in 2002 and 2001 was mainly due to our acquisitions in these years. Over the past four years we have completed eleven acquisitions. All of them were recorded using the purchase method of accounting. Each of these acquisitions is included in our Consolidated Statement of Earnings beginning with the date of acquisition.
     The success of our acquisition strategy is dependent upon our ability to successfully integrate the acquired businesses, operate them profitably, and accomplish our strategic objectives underlying these acquisitions. We attempt to address these challenges by adhering to a structured acquisition assessment and integration process and by employing appropriate internal resources and experienced personnel to assist us in accomplishing our objectives. Our focus in the near-term will be on integrating our new Crane businesses to expand sales opportunities, reduce costs, and enhance cash flow.

2002 Acquisitions-On August 8, 2002, we acquired all of the outstanding common shares of Grove. The results of Grove's operations have been included in the Consolidated Statement of Earnings since that date. Grove is a leading provider of mobile telescopic cranes, truck-mounted cranes, and aerial work platforms for the global market. Grove's products are used in a wide variety of applications by commercial and residential building contractors as well as by industrial, municipal, and military end users. Grove's products are marketed to independent equipment rental companies and directly to end users under the brand names Grove Crane, Grove Manlift, and National Crane.
     We view Grove as a strategic fit with our crane business for a number of reasons. Grove is a global leader in the mobile telescopic crane industry, specifically in all-terrain and rough-terrain mobile telescopic cranes. We did not offer these types of cranes, so Grove filled this void in our product offering. Coupled with our recent entrance into the tower crane product line with the acquisition of Potain, Grove enables us to offer customers three major crane categories, namely crawler cranes, tower cranes, and mobile telescopic cranes. With the addition of Grove, we are able to offer customers equipment and lifting solutions for virtually every construction application. We also believe that the combination of the two companies will provide opportunities to capitalize on our respective strengths in systems, technologies, and manufacturing expertise, and that this combination will create natural synergies in our world-wide distribution and service network.
     The aggregate purchase price paid for Grove was $277.8 million. This includes the issuance of $70.0 million of our common stock, the assumption of $202.4 million of Grove debt outstanding as of August 8, 2002, and direct acquisition costs of $5.4 million. In exchange for the outstanding shares of Grove common stock, we issued approximately 2.2 million shares of our common stock out of treasury with an average market price of $32.34 per share. The number of shares issued at the close of the transaction was calculated based on the average closing price of our common stock for the ten consecutive trading days ending on and including the second day prior to the closing of the transaction. In addition, we assumed all of Grove's outstanding liabilities, contingencies, and commitments (approximately $464.2 million including the outstanding debt). Substantially all of the assumed debt was refinanced.
     The purchase consideration paid in excess of the fair values of the assets acquired and liabilities assumed was allocated first to the identifiable intangible assets, with the remaining excess accounted for as goodwill. The company obtained third-party valuations of certain tangible and identifiable intangible assets. Based upon the appraisal of identifiable intangible assets, the allocation was as follows: $26.0 million to trademarks and tradenames with an indefinite life; $11.9 million to an in-place distributor network with an indefinite life; $7.1 million to patents with a weighted-average 10-year life; and the remaining $32.9 million to goodwill. The $32.9 million of goodwill is included in the Crane segment. Of that amount, none is expected to be deductible for tax purposes. We also obtained third-party valuations of the fair value of inventory and property, plant and equipment acquired. Based upon the appraisal reports of these assets, we increased the value of inventory and property, plant and equipment by $3.3 million and $1.1 million, respectively. The $3.3 million fair value adjustment to inventory was charged to cost of goods sold during the fourth quarter of 2002. The $1.1 million fair value adjustment to property, plant and equipment will be depreciated over the estimated remaining useful lives of the property, plant and equipment.
     We also completed certain restructuring and integration activities relating to this acquisition during 2002. We recorded a charge totaling $12.1 million related to these restructuring and integration activities during 2002. Of this amount, $4.4 million was recorded in the opening balance sheet of Grove and $7.7 million was recorded as a charge to earnings during the fourth quarter of 2002. The $4.4 million reserve recorded in the opening balance sheet related to employee severance and other employee related costs for headcount reductions. The company has also developed plans for and is finalizing certain other restructuring and integration activities relating to this acquisition, which will result in future adjustments during the first half of 2003.
     On April 8, 2002, we purchased the remaining 50% interest in our joint venture Manitowoc Foodservice Europe (f/k/a Fabbrica Apparecchiature per la Produzione del Ghiaccio Srl), a manufacturer of ice machines based in Italy. The aggregate cash consideration paid for the remaining interest was $3.4 million and resulted in recognition of an additional $1.9 million of goodwill. The $1.9 million of goodwill was included in the Foodservice segment. Of that amount none is expected to be deductible for tax purposes.

2001 Acquisitions-On May 9, 2001, we acquired all of the outstanding capital stock of Potain SAS (formerly Potain SA) (Potain). Potain is a leading designer, manufacturer, and supplier of tower cranes for the building and construction industry. The aggregate consideration paid was $425.2 million, which includes $307.1 paid in cash; direct acquisition costs of $4.1 million ($0.4 million incurred during 2002); assumed liabilities of $138.8 million; the payment of a post-closing purchase price adjustment of $3.6 million in February 2002; and is less cash acquired of $28.4 million.

     During 2002, we finalized the purchase accounting for the Potain acquisition, resulting in a reduction in goodwill of approximately $11.3 million. The primary purchase accounting adjustments recorded during 2002 were to adjust the book value of property, plant and equipment acquired to fair value based on a third-party appraisal report, adjustment of deferred tax assets, and to record an $8.1 million liability associated with certain restructuring and integration activities. To achieve reductions in operating costs and to complete the integration of Potain's operations, we recorded an $8.1 million liability related primarily to employee severance benefits for workforce reductions. Approximately 135 hourly and salaried positions will be eliminated. To date, we have utilized approximately $2.2 million of this liability.
     In addition, during 2002 a portion of the excess of the cost over fair value of the net assets acquired in the Potain acquisition was allocated to specific other intangible assets. Based upon a third-party appraisal report, the allocation was as follows: $53.0 million to trademarks and tradenames with an indefinite life; $17.5 million to patents with a weighted-average 15-year life; $8.8 million to engineering drawings with a weighted-average 15-year life; $5.0 million to an in-place distribution network with an indefinite life; and the remaining $118.2 million to goodwill with an indefinite life.
     During 2001, we also completed the acquisition of certain assets of a German-based telescopic personnel platform lift company, assets of a terminated Singapore-based crane equipment distribution company, and assets of a local electrical contractor for the Marine segment. The aggregate consideration paid by us for these acquisitions was $2.5 million, which includes direct acquisition costs and assumed liabilities, less cash acquired.

2000 Acquisitions-On November 20, 2000, we purchased all of the issued and outstanding shares of MMC Acquisition Company, the parent of Marinette Marine Corporation (Marinette Marine). Marinette Marine, located in Marinette, Wisconsin, operates one of the largest shipyards on the U.S. Great Lakes.
     The aggregate consideration we paid for Marinette Marine was $66.7 million, which included $48.1 million paid in cash; direct acquisition costs of $1.4 million; assumed liabilities of $17.2 million; the receipt of a post-closing working capital adjustment in Sep- tember 2001 of $0.9 million; and is less cash acquired of $18.6 million. The excess of the cost over the fair value of the net assets acquired was $50.0 million and was allocated to goodwill with a weighted-average life of 38 years.
     On April 7, 2000, we acquired substantially all of the net business assets of Harford Duracool, LLC (Harford). Harford is a leading manufacturer of walk-in refrigerators and freezers and maintains a 67,000-square-foot manufacturing facility in Aberdeen, Maryland. Its primary distribution channels are foodservice equipment dealers and commercial refrigeration distributors and its products range in size from 200 to 60,000 cubic feet. Harford also manufactures a line of modular, temperature-controlled structures for other niche markets.
     The aggregate consideration we paid for the assets of Harford was $21.2 million, which includes direct acquisition costs of $0.5 million, assumed liabilities of $1.4 million, and the payment of a post-closing working capital adjustment in September 2000 of $0.3 million. The excess of the cost over the fair value of the net assets acquired was $15.0 million and was allocated to goodwill with a weighted-average life of 35 years.
     On March 31, 2000, we acquired all of the issued and outstanding shares of Multiplex Company, Inc. (Multiplex). Multiplex was headquartered in St. Louis, Missouri, where its production facility was located, and has operations in Frankfurt, Germany, and Glasgow, UK. Multiplex manufactures soft drink and beer dispensing equipment as well as water purification systems and supplies to quick-service restaurants, convenience stores, and movie theatres. In addition, Multiplex designs and builds custom applications to meet the needs of customers with requirements that cannot be met by conventional dispensing equipment.
     The aggregate consideration we paid for the shares of Multiplex was $20.5 million, which is net of cash acquired of $3.7 million and includes direct acquisition costs of $0.4 million and assumed liabilities of $5.3 million. The excess of the cost over the fair value of the net assets acquired was $12.7 million and was allocated to goodwill with a weighted-average life of 37 years. Multiplex's operations were consolidated into other Foodservice facilities during 2002 and its St. Louis based manufacturing facility and headquarters were closed.
     During 2000, we completed other smaller acquisitions with aggregate consideration totaling $18.2 million, net of cash received and including direct acquisition costs of $0.2 million and assumed liabilities of $2.8 million.

Liquidity and Capital Resources
Cash flow from continuing operations for the year ended December 31, 2002, was $98.2 million compared to $106.2 million for the year ended December 31, 2001. The following table summarizes our sources and uses of cash during 2002.
In Thousands	2002
Sources of cash
Net earnings from continuing operations, extraordinary item and accounting change	$3,379
Noncash adjustments to income [1]	73,260
Long-term borrowings	175,000
Proceeds from sale of property, plant and equipment	16,699
Exercises of stock options	1,511
Business acquisitions - net of cash acquired	976
Changes in operating assets and liabilities of continuing operations	21,543
Sources of cash from discontinued operations	7,465
Total	$299,833

Uses of cash
Repayment/refinancing of debt	$(247,851)
Capital expenditures	(32,996)
Dividends	(7,432)
Debt issuance costs	(6,630)
Other	(470)
Total	(295,379)
Net cash flows	$4,454

1 Noncash adjustments made to arrive at cash provided by operations include depreciation, amortization of intangible assets and deferred financing fees, deferred income taxes, plant relocation and restructuring costs, cumulative effect of accounting change, and gain on sale of property, plant and equipment.

Our primary cash requirements include working capital, interest and principal payments on indebtedness, capital expenditures, and dividends. The primary sources of cash for each of these are cash flow from continuing operations and borrowings under our Senior Credit Facility. We had $93.5 million of unused availability under the terms of the Revolving Credit portion of our Senior Credit Facility at December 31, 2002.
     On August 8, 2002, we completed the sale in a private offering of $175 million of 101/2% Senior Subordinated Notes due 2012. The Senior Subordinated Notes are unsecured obligations ranking subordinate in right of payment to all of our senior debt, are equal to our Senior Subordinated Notes due 2011 and are fully and unconditionally, jointly and severally guaranteed by substantially all our domestic subsidiaries. Interest on the Senior Subordinated Notes due 2012 is payable semiannually in February and August each year, commencing February 1, 2003. These notes can be redeemed by us in whole or in part for a premium on or after August 1, 2007. In addition, we may redeem for a premium, at any time prior to August 1, 2005, up to 35% of the face amount of these Senior Subordinated Notes with the proceeds of one or more equity offerings. We used the net proceeds from the sale of these notes to refinance outstanding indebtedness of Grove, the acquisition of which we also completed on August 8, 2002. At the date of acquisition, Grove had approximately $202.4 million of debt outstanding. All of this debt was either refinanced with the proceeds of this Note offering or repaid by us as of De- cember 31, 2002. We incurred approximately $6.6 million in financing fees in connection with the sale of these notes.
     During the first quarter of 2003, we completed the process of registering securities having substantially identical terms as the Senior Subordinated Notes due 2012 with the United States Securities and Exchange Commission, as part of an offer to exchange freely tradable notes for the privately placed notes.
     We spent a total of $33.0 million during 2002 for capital expenditures of continuing operations. The following table summarizes 2002 capital expenditures and depreciation by segment. The table includes capital expenditures and depreciation of continuing operations only.
In Thousands	Capital Expenditures	Depreciation
Crane	$19,116	$24,226
Foodservice	4,107	7,071
Marine	1,490	1,165
Corporate	8,283	615
Total	$32,996	$33,077

We continue to fund capital expenditures to improve the cost structure of our businesses, to invest in new processes and technology, and to maintain high-quality production standards. The level of capital expenditures at corporate significantly exceeded depreciation for the year. This was primarily the result of the construction of the new world headquarters in Manitowoc, Wisconsin, during 2002. We ex- pect that the trend in capital expenditures in 2003, excluding crane rental fleet assets, will approximate segment depreciation levels. As a result, we expect that our total capital expenditures should range between $35 and $40 million for 2003.
     Proceeds from the sale of property, plant and equipment of $16.7 million for the year ended December 31, 2002, includes cash received from two sale-leaseback transactions we entered into during 2002. During the third and fourth quarter of 2002, we sold a portion of our European crane and aerial work platform rental fleet assets and leased them back. We received cash proceeds of approximately $9.8 million from the sales. The profit from these sales was deferred and is being amortized to earnings over the leaseback terms.
     For 2002, business acquisitions, net of cash acquired, was a source of cash. This was the result of issuing stock for the acquisition of Grove (non-cash transaction) and acquiring $13.8 million of cash. Offsetting the cash received from the Grove acquisition were cash payments of $5.4 million for the costs related to the Grove acquisition, $3.4 million for the acquisition of the remaining 50% ownership in Manitowoc Foodservice Europe, and $4.0 million of cash payments made in 2002 for post-closing purchase price adjustments and final acquisition costs related to Potain.
     The change in working capital of continuing operations, net of the affects of acquisitions, was a decrease (source of cash) of $21.5 million. The details of these changes are reflected in the Consolidated Statements of Cash Flows. The primary drivers of this decrease were an increase in accounts payable of approximately $30.1 million and a decrease in inventory of $9.1 million. Offsetting these decreases in working capital were an increase in accounts receivable of approximately $12.9 million and an increase in other current and non-current assets of $5.4 million.
     Sources of cash from discontinued operations of $7.5 million at December 31, 2002, consisted of the cash flows from operating and investing activities of Manitowoc Boom Trucks and Femco for the year. Included in this amount is the $13.2 million received from the sale of Manitowoc Boom Trucks.
     In addition to the Senior Subordinated Notes due 2012 discussed above, our debt at December 31, 2002 consisted primarily of our Senior Credit Facility and our Senior Subordinated Notes due 2011.
     The Senior Credit Facility is comprised of Term Loan A and Term Loan B facilities totaling $274.1 million and $2.0 million outstanding under the Revolving Credit portion at December 31, 2002. As a result of prepayments made by us during 2002 and 2001, Term Loan A requires a principal payment of $3.8 million in March 2003 and quarterly principal payments of $7.5 million from June 2003 through May 2006. Term Loan B requires quarterly principal payments of $0.4 million through March 2006 and $33.3 million from June 2006 through May 2007. Substantially all our domestic tangible and intangible assets are pledged as collateral under the Senior Credit Facility.
     Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on our consolidated total leverage ratio, as defined in the Senior Credit Facility. The weighted-average interest rates for Term Loan A, Term Loan B, and the Revolving Credit Facility were 4.06%, 4.32%, and 5.88%, respectively, at December 31, 2002. The annual commitment fee in effect on the unused portion of our Revolving Credit Facility at December 31, 2002 was 0.5%.
     We also had outstanding at December 31, 2002, 175 million Euro ($183.5 million) of 103/8% Senior Subordinated Notes due 2011. The Senior Subordinated Notes due 2011 are unsecured obligations ranking subordinate in right of payment to all of our senior debt, are equal in rank to our 101/2% Senior Subordinated Notes due 2012, and are fully and unconditionally, jointly and severally guaranteed by substantially all of our domestic subsidiaries. Interest on these Senior Subordinated Notes is payable semiannually in May and November each year. These notes can be redeemed by the company in whole or in part for a premium after May 15, 2006. In addition, we may redeem for a premium, at any time prior to May 15, 2004, up to 35% of the face amount of these Senior Subordinated Notes with the proceeds of one or more equity offerings.
     Our debt-to-capital ratio at the end of 2002 was 69.3% versus 64.9% at the end of 2001. This increase in 2002 was driven by the issuance of the $175 million of Senior Subordinated Notes due 2012 related to the Grove acquisition together with an increase in our Euro-based debt due to strengthening of the Euro versus the U.S. Dollar and reductions in stockholders' equity. The reductions in stockholders' equity in 2002 were due to the following: the 2002 net loss of $20.5 million; the recording of an additional minimum pension liability ($4.4 million, net of income taxes); and foreign currency translation adjustments of $15.7 million. The $15.7 million currency translation adjustment was a result primarily of the strengthening Euro exchange rate versus the U.S. Dollar. All of these items resulted in a decrease to stockholders' equity during 2002.
     The Senior Credit Facility and the Senior Subordinated Notes due 2011 and 2012 contain customary affirmative and negative covenants. In general, the covenants contained in the Senior Credit Facility are more restrictive than those of the Senior Subordinated Notes due 2011 and 2012. Among other restrictions, these covenants require us to meet specified financial tests, including minimum levels of earnings before interest, taxes, depreciation, and amortization (EBITDA), and various debt to EBITDA ratios which become more restrictive over time. These covenants also limit our ability to redeem or repurchase the Senior Subordinated Notes due 2011 and 2012, incur additional debt, make acquisitions, merge with other entities, pay dividends or distributions, repurchase capital stock, lend money or make advances, create or become subject to liens, and make capital expenditures. The Senior Credit Facility also contains cross-default provisions whereby certain defaults under any other debt agreements would result in a default under the Senior Credit Facility. At December 31, 2002, we were not in compliance with certain of these financial covenants. On February 4, 2003, we received an amendment and waiver to our Senior Credit Agreement dated May 9, 2001, which cured these violations. In addition, the amendment provides future relief under certain financial covenants that became more restrictive over time. Based upon our current plans and outlook, we believe we will be able to comply with the amended covenants during the subsequent 12-month period.
     In April 2001, Standard & Poor's assigned a double-"B" corporate credit rating to our company, a double-"B" rating to our Senior Credit Facility, and a single-"B"-plus rating to our Senior Subordinated Notes, all with a stable outlook. Also in April 2001, Moody's Investors

Service assigned a Ba2 rating to our Senior Credit Facility and a B2 rating to our Senior Subordinated Notes with a positive outlook. These credit ratings have been maintained since the initiation of coverage by these two agencies. In March 2002, Standard & Poor's issued a press release stating that we had been placed on credit watch with negative implications. In July 2002, Standard & Poor's removed the credit watch, but downgraded us from stable outlook to negative outlook. Moody's Investors Service has taken no action concerning our ratings since initiating them in April 2001. We do not anticipate any future adjustments to these ratings would have a material impact on our liquidity.
     In an attempt to improve EVA, we will continue to focus on maximizing our cash flows from operations in order to maintain working capital employed in our businesses at the minimum level required for efficient operations. As a result, we expect that our 2003 cash from operations will meet or exceed $100 million.
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
     The Senior Credit Facility or other future facilities may be used for funding future acquisitions, seasonal working capital requirements, capital expenditures, and other investing and financing needs. We believe that our available cash, credit facility, cash generated from future operations, and access to debt and equity markets will be adequate to fund our capital and debt financing requirements for the foreseeable future.

Risk Management
We are exposed to market risks from changes in interest rates, commodities, and changes in foreign currency exchange. To reduce these risks, we selectively use financial instruments and other proactive management techniques. We have written policies and procedures that place financial instruments under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes or speculation is strictly prohibited.
     For a more detailed discussion of our accounting policies and the financial instruments that we use, please refer to Note 1. "Summary of Significant Accounting Policies," and Note 8. "Debt," of the Notes to the Consolidated Financial Statements.

Interest Rate Risk
We use interest rate swaps to modify our exposure to interest rate movements. This helps us minimize the adverse effect of interest rate increases on floating rate debt. Under these swap agreements, we contract with a counter-party to exchange the difference between a fixed rate and floating rate applied to the notional amount of the swap. At December 31, 2002, we had outstanding one floating-to-fixed interest rate swap with a financial institution. The fair value of the swap is recorded in the Consolidated Balance Sheets, with changes in fair value recorded in the accumulated other comprehensive income account within stockholders' equity. The interest payments or receipts from the interest rate swap are recognized in net earnings as adjustments to interest expense on a current basis. At December 31, 2002, the floating-to-fixed interest rate swap had a notional amount of $94.2 million, interest rate of 4.42% and maturity date of August 2004. The aggregate fair value of this swap agreement was negative $2.7 million at December 31, 2002. Our earnings exposure related to adverse movements in interest rates is primarily derived from our outstanding floating rate debt instruments that are indexed to a short-term international bank lending rate. A 10% increase or decrease in the average cost of our variable rate debt would result in a change in pre-tax interest expense (net of impact of interest rate swaps) of approximately $0.8 million. This amount was calculated assuming the year-end rate of interest on our variable rate debt was constant throughout the year.
     During 2002 we entered into two fixed-to-floating interest rate swaps with financial institutions. These swap contracts effectively converted $140 million of our fixed-rate Senior Subordinated Notes due 2012 to variable rate debt. Under these swap agreements, we contract with a counter-party to exchange the difference between a floating rate and the fixed rate applied to $140 million of our Senior Subordinated Notes due 2012. These contracts are considered to be a hedge against changes in the fair value of the fixed-rate obligation. Accordingly, these interest rate swap contracts are reflected at fair value in our Consolidated Balance Sheet at December 31, 2002, an asset of $2.5 million, and the related debt is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligation attributable to the interest rate risk being hedged. Changes during any accounting period in the fair value of the interest rate swap contract, as well as offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, are recognized as an adjustment to interest expense in the Consolidated Statement of Earnings. The change in fair value of the swaps exactly offsets the change in fair value of the hedged fixed-rate debt; therefore, there was no net impact on earnings from these swaps for the year ended December 31, 2002. The effect of these interest rate swaps reduced the interest rate on $140 million of our Senior Subordinated Notes due 2012 from 101/2% to a weighted-average rate of 7.46% at December 31, 2002. A 10% increase or decrease in the floating rate we must pay under these swap agreements would result in a change in pre-tax interest expense of approximately $1.0 million. This amount was calculated assuming the year-end weighted-average rate of the swaps was constant throughout the year.
     Interest swaps expose us to the risk that the counter-party may be unable to pay amounts it owes us under the swap agreements. To manage this risk, we enter into swap agreements only with financial institutions that have high credit ratings.

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

Currency Risk
We have manufacturing, sales, and distribution facilities around the world and thus make investments and enter into transactions denominated in various foreign currencies. International sales, including those sales that originated outside of the United States, were approximately 34% of our total sales for 2002, with the largest percentage (23%) being sales into various European countries. Although the vast majority of our international sales which originate within the United States are denominated in U.S. Dollars, with the acquisitions of Grove in 2002 and Potain in 2001, we are more exposed to transactional and translational foreign exchange risk in recent years.
     Regarding transactional foreign exchange risk, we enter into limited forward exchange contracts to reduce earnings and cash flow impact on nonfunctional currency denominated receivables and payables, predominantly between our Euro-denominated operations and their customers outside the Euro zone. Gains and losses resulting from hedging instruments offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of these forward exchange contracts generally coincide with the settlement dates of the related transactions. We also periodically hedge anticipated transactions, primarily at firm order date for orders to be sold into non-Euro-denominated locations, with forward exchange contracts. These forward exchange contracts are designated as cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At December 31, 2002, we have outstanding $1.2 million of forward exchange contracts hedging outstanding firm orders and $1.7 million of forward exchange contracts hedging underlying accounts receivable. The aggregate fair value of these contracts is positive $0.1 million at December 2002 and they mature at various dates through February 2003. A 10% appreciation or depreciation of the underlying functional currency at December 31, 2002, would not have a significant impact on our Consolidated Balance Sheet or Consolidated Statement of Earnings. This is because any gains or losses under the foreign exchange contracts hedging accounts receivable balances would be offset by equal gains or losses on the underlying receivables. Any gains or losses under the foreign exchange contracts hedging outstanding firm orders would not have a significant impact due to the relatively immaterial amount of contracts outstanding.
     Our primary translation exchange risk exposure at December 31, 2002, was with the Euro and the British Pound Sterling. To a much lesser extent, we are also exposed to translational risk with our other foreign operations, primarily in China. Our Euro-denominated 175 million Senior Subordinated Notes due 2011 naturally hedge a significant amount of the translational risk with our operations in Europe. In addition, a large amount of the translational risk with our Chinese operations are naturally hedged with locally denominated debt service. The currency effects of these foreign-denominated debt obligations are reflected in the accumulated other comprehensive income account within stockholders' equity, where they offset the translational impact of an equal amount of similarly foreign-denominated net assets of our European and Chinese operations. A 10% appreciation or depreciation of the value of the Euro to the U.S. Dollar at December 31, 2002 would have the impact of increasing or decreasing the outstanding debt balance on our Consolidated Balance Sheet by $18.4 million. This impact would be partially offset by gains and losses on our net investments in foreign subsidiaries whose functional currency is the Euro.
     At December 31, 2002, there was also a portion of our foreign currency translation exposure that was not hedged. As a result, fluctuations in currency exchange rates can affect our stockholders' equity. Amounts invested in non-U.S. based subsidiaries are translated into U.S. Dollars at the exchange rate in effect at year-end.
     The resulting translation adjustments are recorded in stockholders' equity as cumulative translation adjustments. The cumulative translation adjustment component of stockholders' equity at December 31, 2002, is negative $17.6 million, or approximately 6% of total stockholders' equity. Using year-end exchange rates, the total amount invested in foreign operations at December 31, 2002, was approximately $352.3 million, of which approximately $208.9 million was naturally hedged with local, non-U.S. Dollar debt.

Environmental, Health, Safety, and Other Matters
Our global operations are governed by laws addressing the protection of the environment, workers safety, and health. Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance. They also may require remediation at sites where company-related substances have been released into the environment.
     We have expended substantial resources globally, both financial and managerial, to comply with the applicable laws and regulations, and to protect the environment and our workers. We believe we are in substantial compliance with such laws and regulations and we maintain procedures designed to foster and ensure compliance. However, we have been and may in the future be subject to formal or informal enforcement actions or proceedings regarding noncompliance with such laws or regulations, whether or not determined to be ultimately responsible, in the normal course of business. Historically, these actions have been resolved in various ways with the regulatory authorities without material commitments or penalties to the company.
     We have been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) in connection with the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin. Approximately 150 potentially responsible parties have been identified as having shipped hazardous materials to this site. Eleven of those, including us, have formed the Lemberger Site Remediation Group and have successfully negotiated with the United States Environmental Protection Agency and the Wisconsin Department of Natural Resources to fund the cleanup and settle their potential liability at this site. Recent estimates indicate that the total costs to clean up this site are approximately $30 million. However the ultimate allocations of cost for this site are not yet final. Although liability is joint and several, our share of liability is estimated to be 11% of the total cost. Prior to December 31, 1996, we accrued $3.3 million in connection with this matter. The amounts we have spent each year from 1999 through 2002 to comply with our portion of the cleanup costs have not been material. Remediation work at the site has been substantially completed, with only long-term pumping and treating of groundwater and site maintenance remaining. Our remaining estimated liability for this matter, included in other current and non-current liabilities in the Consolidated Balance Sheet at December 31, 2002 is $0.8 million. Based on the size of our current allocation of liability at this site, the existence of other viable potentially responsible parties and current reserves, we do not believe that any liability imposed in connection with this site will have a material adverse effect on our financial condition, results of operations, or cash flows.      At certain of our other facilities, we have identified potential contaminants in soil and groundwater. The ultimate cost of any remediation required will depend upon the results of future investigation. Based upon available information, we do not believe that these costs will be material. However, we can give no assurance that this will be the case.
     We believe that we have obtained and are in substantial compliance with those material environmental permits and approvals necessary to conduct our various businesses. Based on the facts pre- sently known, we do not expect environmental compliance costs to have a material adverse effect on our financial statements.
     As of December 31, 2002, various product-related lawsuits were pending. To the extent permitted under applicable law, all of these are insured with self-insurance retention levels. Prior to October 1, 2002, our retention levels were $0.1 million for Potain crane accidents; $1.0 million for all other crane accidents (except for Grove); $1.0 million for Foodservice equipment accidents occurring during 1990 to 1996; and $0.1 million for Foodservice equipment accidents occurring during 1997 to present. Prior to the acquisition, Grove purchased an insurance policy which effectively indemnified it against claims arising prior to October 1, 1997, up to an aggregate loss limit of $85.0 million. Beginning October 1, 1997, Grove's insurance included self-insured retention levels of $2.0 million per occurrence with an aggregate loss limit of $15.0 million per year for 1997 through 2000 and self-insurance retention levels of $3.0 million per occurrence with an aggregate loss limit of $15.0 million per year for 2000 through October 2002. Effective October 1, 2002, we adjusted our self-insurance retention limits for all United States crane product liability claims, including Grove, to $2.0 million per occurrence with an aggregate loss limit of $15.0 million per year. All non-United States crane product liability claims (other than Potain) are fully insured with a small deductible payable by us. The Potain and Foodservice self-insurance retention levels remained consistent. Prior to October 1, 2002, the insurer's annual contribution is limited to $25 million for Marine businesses, $25 million (1997-1998) and $50 million (1998- October 1, 2002) for Foodservice and Crane (other than Grove) businesses, and $100 million for Grove. Effective October 1, 2002, we adjusted the insurer's annual contribution limit to $100 million for all Foodservice and Crane businesses, whereas the insurer's annual contribution limit for Marine cases remained at $25 million.
     Product liability reserves included in accounts payable and accrued expenses in the Consolidated Balance Sheets at December 31, 2002 were $36.2 million; $13.2 million, reserved for specific cases, and $23.0 million was reserved for claims incurred but not reported which were estimated using actuarial methods. Based on our experience in defending product liability claims, we believe the current reserves are adequate for estimated settlements on aggregate self-insured claims and insured claims. Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and the solvency of insurance carriers.
     At December 31, 2002 and 2001, we had reserved $38.5 million and $24.8 million, respectively, for warranty claims included in product warranties and other non-current liabilities in the Consolidated Balance Sheets. Certain of these warranties and other related claims involve matters in dispute that ultimately are resolved by negotiation, arbitration, or litigation. Infrequently a material warranty issue can arise which is beyond the scope of our historical experience.
     We are also involved in various other legal actions arising in the normal course of business, including numerous lawsuits involving asbestos-related claims in which we are one of numerous defendants. After taking into consideration legal counsel's evaluation of such actions, and the liabilities accrued with respect to such matters, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on our financial condition or operations.

Critical Accounting Policies
The Consolidated Financial Statements include accounts of the company and all its subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related footnotes. In preparing these financial statements, we have made our best estimates and judgements of certain amounts included in the Financial Statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Although we have listed a number of accounting policies below which we believe to be most critical, we also believe that all of our accounting policies are important to the reader. Therefore, please refer also to the Notes to the Consolidated Financial Statements beginning on page 44 for more detailed description of these and other accounting policies of the company.

Revenue Recognition-Revenue is generally recognized and earned when all the following criteria are satisfied with regard to a specific transaction: persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility of cash is reasonably assured, and delivery has occurred or services have been rendered. Revenues under long-term contracts within the Marine segment, including contracts with the U.S. Government, are recognized using the percentage-of-completion method of accounting. Under this method, revenues are recognized based on the ratio of costs incurred to estimated total costs at completion, and costs are expensed as incurred. Occasionally, we enter into transactions with customers that provide for residual value guarantees and buyback commitments. These transactions are recorded as operating leases. Net proceeds received in connection with the initial transactions are recorded as deferred revenue and are amortized to income straight-line basis over a period equal to that of the customer's third-party financing agreement.

Allowance for Doubtful Accounts-Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our estimate for the allowance for doubtful accounts related to trade receivables includes evaluation of specific accounts where we have information that the customer may have an inability to meet its financial obligations together with a general provision for unknown but existing doubtful accounts based on pre-established percentages to specific aging categories which are subject to change if experience improves or declines.

Inventories and Related Reserve for Obsolete and Excess Inventory-Inventories are valued at the lower of cost or market using both the first-in, first-out (FIFO) method and the last-in, first-out (LIFO) method and are reduced by a reserve for excess and obsolete inventories. The estimated reserve is based upon pre-established percentages applied to specific aging categories of inventory. These categories are evaluated based upon historical usage, estimated future usage, and sales requiring the inventory. These percentages were established based upon historical write-off experience.

Goodwill and Other Intangible Assets-We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized; however, it must be tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. On an annual basis, we test for impairment of goodwill by estimating the fair values of our reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. Our other intangible assets with indefinite lives are tested for impairment at least annually. The impairment test consists of a comparison of the fair value of the intangible assets, calculated similarly to our goodwill analysis discussed above, to its carrying amount. Our other intangible assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss is recognized if the carrying amount exceeds the fair value. Fair value is calculated using undiscounted cash flow analysis of the asset. We are subject to financial statement risk to the extent that goodwill and indefinite-lived intangible assets become impaired.

Employee Benefit Plans-We provide a range of benefits to our employees and retired employees, including pensions and postretirement healthcare. Annually we record expenses relating to these plans based on calculations specified by U.S. GAAP, which are dependent upon various actuarial assumptions such as discount rates, assumed rates of return, compensation increases, turnover rates, and healthcare cost trend rates. The expected return on plan assets is based on our expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds. We review our actuarial assumptions on at least an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. As required by U.S. GAAP, the effects of the modifications are recorded currently or amortized over future periods. Based on information provided by our independent actuaries and other relevant sources, we believe that the assumptions used are reasonable. Based on the number of plans we acquired in the Grove acquisition, we anticipate that our periodic benefit cost will increase approximately $2.0 million and our funding requirements will increase between $1.0 million and $2.0 million in 2003.

Product Liability-We are subject in the normal course of business to product liability lawsuits. To the extent permitted under applicable laws, our exposure to losses from these lawsuits is mitigated by insurance with self-insured retention limits. We record product liability reserves for our self-insured portion of any pending or threatened product liability actions. Our reserve is based upon two estimates. First, we track the population of all outstanding pending and threatened product liability cases to determine an appropriate case reserve for each based upon our best judgement and the advice of legal counsel. These estimates are continually evaluated and adjusted based upon changes to the facts and circumstances surrounding the case. Second, we obtain a third-party actuarial analysis to determine the amount of additional reserve required to cover incurred but not reported product liability issues and to account for possible adverse development of the established case reserves (collectively referred to as IBNR). This actuarial analysis is performed twice annually and our IBNR reserve for product liability is adjusted based upon the results of that analysis. We have established a position within the actuarially determined range, which we believe is the best estimate, at which we will record the IBNR reserve to ensure consistency in the amount reported between periods.

Income Taxes-We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recorded a valuation allowance that represents foreign operating loss carryforwards for which utilization is uncertain. Management judgement is required in determining our provision for income taxes, deferred tax assets and liabilities, and the valuation allowance recorded against our net deferred tax assets. The valuation allowance would need to be adjusted in the event future taxable income is materially different than amounts estimated. Our policy is to remit earnings from foreign subsidiaries only to the extent any resultant foreign taxes are creditable in the United States. Accordingly, we do not currently provide for additional United States and foreign income taxes which would become payable upon remission of undistributed earnings of foreign subsidiaries.

Stock Options-We account for our stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock option based employee compensation costs are reflected in earnings, as all option grants under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

New Accounting Pronouncements
In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The provisions of SFAS No. 143 establish accounting standards for the recognition and measurement of an asset retirement obligation. This statement is effective for us as of January 1, 2003, and is not expected to have a material effect on our consolidated financial statements.
     In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13 and Technical Corrections as of April 2002," which mainly addresses the accounting and disclosure related to early extinguishment of debt transactions as well as several other technical corrections. SFAS No. 145 is effective for us beginning January 1, 2003. The adoption of SFAS No. 145 will result in us reclassifying our 2001 loss on early extinguishment of debt from an extraordinary item to a component of earnings from operations.
     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. Severance pay under SFAS No. 146, in many cases, would be recognized over time rather than up front. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.
     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation as prescribed in SFAS No. 123, "Accounting for Stock Based Compensation." Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this Statement are effective for fiscal years ending after December 15, 2002. We have adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002.
     In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. We adopted the disclosure provision of FIN No. 45 as of December 31, 2002. The initial recognition and measurement provisions of FIN No. 45 are effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002.

Cautionary Statements About Forward-Looking Information
Statements in this report and in other company communications that are not historical facts are forward-looking statements, which are based upon our current expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from what appears within this annual report.
     Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words "anticipates," "believes," "intends," "estimates," and "expects," or similar expressions, usually identify forward-looking statements. Any and all projections of future performance are forward-looking statements.
     In addition to the assumptions, uncertainties, and other information referred to specifically in the forward-looking statements, a number of factors relating to each business segment could cause actual results to be significantly different from what is presented in this annual report. Those factors include, without limitation, the following:

Cranes and Related Products-market acceptance of new and innovative products; cyclicality of the construction industry; the effects of government spending on construction-related projects throughout the world; growth in world demand for our crane product offering; the replacement cycle of technologically obsolete cranes; demand for used equipment in developing countries; and foreign exchange rate risk.

Foodservice Equipment-market acceptance of new and innovative products; demographic information affecting two-income families and general population growth; household income; weather; consolidations within restaurant and foodservice equipment industries; global expansion of customers; actions of competitors; the commercial ice-cube machine replacement cycle in the United States; specialty foodservice market growth; future strength of the beverage industry; new product introductions; and the demand for quick-service restaurants and kiosks.

Marine-shipping volume fluctuations based on performance of the steel industry; weather and water levels on the Great Lakes; trends in government spending on new vessels; five-year survey schedule; the replacement cycle of older marine vessels; growth of existing marine fleets; consolidation of the Great Lakes marine industry; frequency of casualties on the Great Lakes; and the level of construction and industrial maintenance.

Corporate (including factors that may affect all three segments)-changes in laws and regulations throughout the world; the ability to finance, complete and successfully integrate acquisitions, strategic alliances and joint ventures; competitive pricing; changes in domestic and international economic and industry conditions; changes in the interest rate environment; risks associated with growth; foreign currency fluctuations; worldwide political risk; pressure of additional financing leverage resulting from acquisitions; and success in increasing manufacturing efficiencies.

Supplemental Quarterly Financial Information

Thousands of dollars, except per share data	2002			2001
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$283,025	$328,275	$394,918	$400,359	$211,977	$277,846	$284,938	$271,797
Gross profit	67,741	88,358	88,663	81,596	53,583	77,349	76,122	69,310
Earnings from continuing operations	6,114	19,650	14,218	197	9,646	17,623	12,419	9,053
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes	476	431	510	159	225	312	20	(426)
Loss on sale of discontinued operations, net of income taxes	--	--	--	(25,457)	--	--	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	--	--	--	--	(3,324)	--	--
Cumulative effect of accounting change, net of income taxes	(36,800)	--	--	--	--	--	--	--
Net earnings (loss)	$(30,210)	$20,081	14,728	$(25,101)	9,871	14,611	12,439	8,627
Basic earnings (loss) per share:
Earnings from continuing operations	$0.25	$0.81	$0.56	$.01	$0.40	$0.73	$0.51	$0.38
Earnings (loss) from discontinued operations, net of income taxes	0.02	0.02	0.02	0.01	0.01	0.01	--	(0.02)
Loss on sale of discontinued operations, net of income taxes	--	--	--	(0.96)	--	--	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	--	--	--	--	(0.14)	--	--
Cumulative effect of accounting change, net of income taxes	(1.52)	--	--	--	--	--	--	--
Net earnings (loss)	$(1.25)	$0.83	$0.58	$(0.94)	$0.41	$0.60	$0.51	$.36
Diluted earnings (loss) per share:
Earnings from continuing operations	$0.24	$0.79	$0.55	$0.01	$0.39	$0.72	$0.51	$0.37
Earnings (loss) from discontinued operations, net of income taxes	0.02	0.02	0.02	0.01	0.01	0.01	--	(0.02)
Loss on sale of discontinued operations, net of income taxes	--	--	--	(0.95)	--	--	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	--	--	--	--	(0.13)	--	--
Cumulative effect of accounting change, net of income taxes	(1.48)	--	--	--	--	--	--	--
Net earnings (loss)	$(1.22)	$0.81	$0.57	$(0.93)	$0.40	$0.60	$0.51	$0.35

Dividends per common share[1]	$--	$--	$--	$0.28	$0.075	$--	$--	$0.225

Note-The quarterly information for both 2002 and 2001 has been restated to show the discontinued operation presentation of Manitowoc Boom Trucks, Inc. and
Femco Machine Company, Inc.

1In February 2001, the board of directors adopted a resolution to pay cash dividends annually rather than quarterly, the amount and timing of which will be decided at its regular fall meeting each year.

Quarterly Common Stock Price Range
	2002			2001			2000
Year Ended December 31	High	Low	Close	High	Low	Close	High	Low	Close
1st Quarter	$40.55	$29.92	$39.07	$30.94	$23.00	$24.80	$32.63	$24.56	$27.50
2nd Quarter	43.90	34.76	35.10	29.50	22.30	29.50	34.88	26.75	26.75
3rd Quarter	35.10	26.74	27.05	29.50	22.40	24.24	30.88	19.00	19.75
4th Quarter	28.04	21.86	25.50	32.84	23.00	31.10	31.06	17.63	29.00

The company's common stock is traded on the New York Stock Exchange.

The Manitowoc Company, Inc.
Six-Year Financial Summary
Thousands of dollars, except shares and per share data		2002	2001	2000	1999	1998	1997
Net Sales	Cranes and Related Products	$724,214	$453,244	$275,265	$288,518	$271,308	$211,850
	Foodservice Equipment	462,906	411,637	425,080	379,625	319,457	247,057
	Marine	219,457	181,677	71,942	55,204	45,412	39,162
	Total	1,406,577	1,046,558	772,287	723,347	636,177	498,069
	Gross Profit	326,358	276,364	217,984	213,960	183,221	141,107
Earnings From Operations	Cranes and Related Products	60,984	64,319	53,051	53,595	42,477	29,771
	Foodservice Equipment	60,649	57,942	61,368	65,372	52,950	36,746
	Marine	19,934	18,924	8,902	7,297	6,978	5,648
	Corporate	(15,171)	(11,961)	(12,313)	(11,166)	(10,543)	(8,903)
	Amortization expense	(2,001)	(11,094)	(6,721)	(5,932)	(3,421)	(1,934)
	Plant consolidation costs	(3,900)	-	-	-	-	-
	Restructuring costs	(7,709)	-	-	-	-	-
	Total	112,786	118,130	104,287	109,166	88,441	61,328
	Interest expense	(51,963)	(37,408)	(12,809)	(10,780)	(9,694)	(6,196)
	Other income (expense) - net	1,957	(1,247)	(2,037)	(1,972)	(1,465)	(917)
	Earnings from continuing operations before income taxes	62,780	79,475	89,441	96,414	77,282	54,215
	Provision for taxes on income	(22,601)	(30,734)	(33,269)	(35,673)	(28,509)	(20,061)
	Earnings from continuing operations	40,179	48,741	56,172	60,741	48,773	34,154
	Discontinued operations:
	Earnings from discontinued operations, net of income taxes	1,576	131	4,096	6,043	2,607	2,269
	Loss on sale of discontinued operations, net of income taxes	(25,457)	-	-	-	-	-
	Extraordinary loss on debt extinguishment, net of income taxes	--	(3,324)	-	-	-	-
	Cumulative effect of accounting change, net of income taxes	(36,800)	-	-	-	-	-
	Net earnings (loss)	$(20,502)	$45,548	$60,268	$66,784	$51,380	$36,423
Other Financial Information	Cash flow from continuing operations	$98,182	$106,205	$53,671	$101,006	$53,998	$40,358
	Cash flow from operations	$94,539	$106,615	$63,047	$103,371	$56,814	$43,587
	Invested capital (monthly averages):
	Cranes and Related Products	$599,712	$345,610	$137,562	$123,757	$96,031	$67,596
	Foodservice Equipment	326,002	330,376	312,842	274,378	227,863	171,647
	Marine	66,111	57,185	64,885	3,416	4,534	6,019
	Corporate	70,960	61,262	14,885	11,520	11,476	11,512
	Total	$1,062,785	$794,433	$530,174	$413,071	$339,904	$256,774
Identifiable Assets	Cranes and Related Products	$1,022,771	$577,920	$171,867	$165,974	$178,470	$100,591
	Foodservice Equipment	320,840	368,363	359,196	314,982	254,506	249,384
	Marine	93,983	77,291	75,757	10,162	7,023	6,426
	Corporate	139,529	57,238	35,710	39,122	41,015	39,967
	Total	$1,577,123	$1,080,812	$642,530	$530,240	$481,014	$396,368
Long-Term Obligations	Long -term debt	$623,547	$446,522	$137,668	$79,223	$79,834	$66,359
Depreciation	Cranes and Related Products	$24,226	$10,926	$2,118	$2,613	$2,729	$2,719
	Foodservice Equipment	7,071	7,082	6,168	4,861	4,906	3,613
	Marine	1,165	998	437	415	333	256
	Corporate	615	668	352	384	405	405
	Total	$33,077	$19,674	$9,075	$8,273	$8,373	$6,993
Capital Expenditures	Cranes and Related Products	$19,116	$17,032	$2,117	$3,221	$2,153	$2,055
	Foodservice Equipment	4,107	7,307	8,883	8,974	7,415	6,847
	Marine	1,490	2,908	1,481	1,165	1,174	233
	Corporate	8,283	1,857	168	39	144	8
	Total	$32,996	$29,104	$12,649	$13,399	$10,886	$9,143
Per Share	Basic earnings (loss) per share:
	Earnings from continuing operations	$1.58	$2.00	$2.26	$2.34	$1.87	$1.32
	Earnings from discontinued operations, net of income taxes	0.06	0.01	0.16	0.23	0.11	0.09
	Loss on sale of discontinued operations, net of income taxes	(1.01)	-	-	-	-	-
	Extraordinary loss on debt extinguishment, net of income taxes	-	(0.14)	-	-	-	-
	Cumulative effect of accounting change, net of income taxes	(1.46)	-	-	-	-	-
	Net earnings (loss)	$(0.82)	$1.87	$2.42	$2.57	$1.98	$1.41
	Diluted earnings (loss) per share:
	Earnings from continuing operations	$1.56	$1.99	$2.24	$2.32	$1.87	$1.31
	Earnings from discontinued operations, net of income taxes	0.06	-	0.16	0.23	0.10	0.09
	Loss on sale of discontinued operations, net of income taxes	(0.99)	-	-	-	-	-
	Extraordinary loss on debt extinguishment, net of income taxes	--	(0.13)	-	-	-	-
	Cumulative effect of accounting change, net of income taxes	(1.43)	-	-	-	-	-
	Net earnings (loss)	$(0.80)	$1.86	$2.40	$2.55	$1.97	$1.40
	Average shares outstanding:
	Basic	25,192,562	24,269,807	24,891,387	25,991,711	25,932,356	25,900,682
	Diluted	25,781,801	24,548,463	25,122,795	26,200,666	26,125,067	26,096,529

Note-Certain information above for years 2001 through 1997 has been restated to show the discontinued
operation presentation of Manitowoc Boom Trucks, Inc. and Femco Machine Company, Inc.

38-39

The Manitowoc Company, Inc.
Consolidated Statements of Earnings
Thousands of dollars, except per share data, for the Years Ended December 31	2002	2001	2000
Earnings
Net sales	$1,406,577	$1,046,558	$772,287
Costs and expenses:
Cost of sales	1,080,219	770,194	554,303
Engineering, selling and administrative expenses	199,962	147,140	106,976
Amortization expense	2,001	11,094	6,721
Plant consolidation costs	3,900	--	--
Restructuring costs	7,709	--	--
Total costs and expenses	1,293,791	928,428	668,000
Operating earnings from continuing operations	112,786	118,130	104,287
Interest expense	(51,963)	(37,408)	(12,809)
Other income (expense) - net	1,957	(1,247)	(2,037)
Earnings from continuing operations before income taxes	62,780	79,475	89,441
Provision for taxes on income	22,601	30,734	33,269
Earnings from continuing operations	40,179	48,741	56,172
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $886, $83 and $2,583, respectively	1,576	131	4,096
Loss on sale of discontinued operations, net of income taxes of $10,853	(25,457)	--	--
Extraordinary loss on debt extinguishment, net of income taxes of $2,216	--	(3,324)	--
Cumulative effect of accounting change, net of income taxes of $14,200	(36,800)	--	--
Net earnings (loss)	$(20,502)	$45,548	$60,268
Per Share Data
Basic earnings (loss) per share:
Earnings from continuing operations	$1.58	$2.00	$2.26
Earnings from discontinued operations, net of income taxes	0.06	0.01	0.16
Loss on sale of discontinued operations, net of income taxes	(1.01)	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	(0.14)	--
Cumulative effect of accounting change, net of income taxes	(1.46)	--	--
Net earnings (loss)	$(0.82)	$1.87	$2.42

Diluted earnings (loss) per share:
Earnings from continuing operations	$1.56	$1.99	$2.24
Earnings from discontinued operations, net of income taxes	0.06	--	0.16
Loss on sale of discontinued operations, net of income taxes	(0.99)	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	(0.13)	--
Cumulative effect of accounting change, net of income taxes	(1.43)	--	--
Net earnings (loss)	$(0.80)	$1.86	$2.40

The accompanying notes are an integral part of these financial statements.

The Manitowoc Company, Inc.
Consolidated Balance Sheets
Thousands of dollars, except share data, as of December 31	2002	2001
Assets
Current Assets
Cash and cash equivalents	$28,035	$23,581
Marketable securities	2,371	2,151
Account receivable, less allowances of $8,295 and $3,037	226,091	141,211
Inventories - net	255,218	123,056
Deferred income taxes	96,741	28,346
Other current assets	38,708	12,745
Total current assets	647,164	331,090

Property, plant and equipment - net	319,301	175,384
Goodwill - net	380,338	507,739
Other intangible assets - net	127,299	--
Deferred income taxes	19,662	--
Other non-current assets	83,359	66,599
Total assets	$1,577,123	$1,080,812

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable and accrued expenses	$386,490	$236,131
Current portion of long-term debt	33,328	31,087
Short-term borrowings	9,304	10,961
Product warranties	31,276	17,982
Total current liabilities	460,398	296,161

Non-Current Liabilities
Long-term debt, less current portion	623,547	446,522
Pension obligations	66,051	2,809
Postretirement health and other benefit obligations	65,777	20,239
Deferred income taxes	--	5,143
Other non-current liabilities	66,235	46,143
Total non-current liabilities	821,610	520,856

Commitments and contingencies (Note 13)

Stockholders' Equity
Common stock (36,746,482 shares issued, 26,412,735 and 24,053,085 shares outstanding, respectively)	367	367
Additional paid-in capital	81,230	31,670
Accumulated other comprehensive loss	(23,574)	(3,937)
Unearned compensation	(609)	--
Retained earnings	344,689	372,623
Treasury stock, at cost (10,358,562 and 12,693,397 shares, respectively)	(106,988)	(136,928)
Total stockholders' equity	295,115	263,795
Total liabilities and stockholders' equity	$1,577,123	$1,080,812

The accompanying notes are an integral part of these financial statements.

The Manitowoc Company, Inc.
Consolidated Statements of Cash Flows
Thousands of dollars for the Years Ended December 31	2002	2001	2000
Cash Flows From Operations
Net earnings (loss)	$(20,502)	$45,548	$60,268
Adjustments to reconcile net earnings (loss) to cash provided by operating activities of continuing operations:
Discontinued operations, net of income taxes	23,881	(131)	(4,096)
Depreciation	33,077	19,674	9,075
Amortization of intangible assets	2,001	11,428	6,721
Amortization of deferred financing fees	4,091	3,204	672
Deferred income taxes	(10,561)	1,667	7,148
Plant relocation costs	3,900	--	--
Restructuring costs	7,709	--	--
Cumulative effect of accounting change, net of income taxes	36,800	--	--
Extraordinary loss on early extinguishment of debt, net of income taxes	--	3,324	--
(Gain) loss on sale of property, plant and equipment	(3,757)	(2,374)	274
Changes in operating assets and liabilities, excluding effects of business acquisitions:
Accounts receivable	(12,907)	15,228	(8,638)
Inventories	9,141	29,181	2,144
Other current assets	(3,978)	6,872	(17)
Non-current assets	(1,468)	(29,435)	777
Current liabilities	27,840	1,309	(22,144)
Non-current liabilities	2,915	710	1,487
Net cash provided by operating activities of continuing operations	98,182	106,205	53,671
Net cash provided by (used for) operating activities of discontinued operations	(3,643)	410	9,376
Net cash provided by operating activities	94,539	106,615	63,047
Cash Flows From Investing
Business acquisitions, net of cash acquired	976	(285,533)	(98,982)
Capital expenditures	(32,996)	(29,104)	(12,649)
Proceeds from sale of property, plant and equipment	16,699	10,219	3,481
Purchase of marketable securities	(220)	(107)	(121)
Net cash used for investing activities of continuing operations	(15,541)	(304,525)	(108,271)
Net cash provided by (used for) investing activities of discontinued operations	11,108	(157)	(766)
Net cash used for investing activities	(4,433)	(304,682)	(109,037)
Cash Flows From Financing
Proceeds from long-term debt	--	345,116	--
Payments on Grove borrowings	(198,328)	--	--
Proceeds from senior subordinated notes	175,000	156,118	--
Payments on long-term debt	(39,280)	(161,889)	(1,093)
Proceeds (payments) from revolver borrowings - net	(10,243)	(78,727)	83,319
Proceeds (payments) from issuance of commercial paper - net	--	(24,700)	24,700
Debt issue costs	(6,630)	(21,023)	--
Dividends paid	(7,432)	(7,358)	(7,507)
Treasury stock purchases	--	--	(49,752)
Exercises of stock options	1,511	183	339
Net cash provided by (used for) financing	(85,402)	207,720	50,006
Effect of exchange rate changes on cash	(250)	(55)	(130)
Net increase in cash and cash equivalents	4,454	9,598	3,886
Balance at beginning of year	23,581	13,983	10,097
Balance at end of year	$28,035	$23,581	$13,983

Supplemental Cash Flow Information
Interest paid	$39,284	$29,717	$11,837
Income taxes paid	$25,253	$29,306	$36,632

The accompanying notes are an integral part of these financial statements.

The Manitowoc Company, Inc.
Consolidated Statements of Stockholders' Equity
and Comprehensive Income (Loss)
Thousands of dollars, except shares data, for the Years Ended December 31	2002	2001	2000
Common Stock - Shares Outstanding
Balance at beginning of year	24,053,085	24,259,463	26,088,369
Treasury stock purchases	--	--	(1,882,900)
Stock issued for Grove acquisition	2,164,502	--	--
Stock options exercised	114,548	21,799	68,919
Stock swap for stock options exercised	(14,449)	(3,736)	(14,925)
Restricted stock issued	24,815	--	--
Stock issued from Deferred Compensation Plans	70,234	16,108	--
Stock issued to Deferred Compensation Plans	--	(240,549)	--
Balance at end of year	26,412,735	24,053,085	24,259,463
Common Stock - Par Value
Balance at end of year	$367	$367	$367
Additional Paid-In Capital
Balance at beginning of year	$31,670	$31,602	$31,476
Stock issued for Grove acquisition	47,905	--	--
Stock options exercised	1,066	68	126
Restricted stock issued	589	--	--
Balance at end of year	$81,230	$31,670	$31,602
Accumulated Other Comprehensive Loss
Balance at beginning of year	$(3,937)	$(2,569)	$(814)
Other comprehensive loss:
Foreign currency translation adjustments	(15,711)	656	(1,755)
Derivative instrument fair market value adjustment, net of income taxes of $309 and $1,318	445	(2,024)	--
Additional minimum pension liability, net of income taxes of $2,459	(4,371)	--	--
Balance at end of year	$(23,574)	$(3,937)	$(2,569)
Unearned Compensation
Balance at beginning of year	$--	$--	$--
Restricted stock issued during the year	(843)	--	--
Compensation expense recognized during the year	234	--	--
Balance at end of year	$(609)	$--	$--
Retained Earnings
Balance at beginning of year	$372,623	$334,433	$281,672
Net earnings (loss)	(20,502)	45,548	60,268
Cash dividends	(7,432)	(7,358)	(7,507)
Balance at end of year	$344,689	$372,623	$334,433
Treasury Stock
Balance at beginning of year	$(136,928)	$(130,064)	$(80,525)
Treasury stock purchases	--	--	(49,752)
Stock issued for Grove acquisition	22,095	--	--
Stock options exercised	1,227	227	675
Stock swaps for stock options exercised	(615)	(112)	(462)
Restricted stock issued	254	--	--
Stock held by Deferred Compensation Plans	6,979	(6,979)	--
Balance at end of year	$(106,988)	$(136,928)	$(130,064)
Comprehensive Income (Loss)
Net earnings (loss)	$(20,502)	$45,548	$60,268
Other comprehensive loss:
Foreign currency translation adjustments	(15,711)	656	(1,755)
Derivative instrument fair market value adjustment, net of income taxes	445	(2,024)	--
Additional minimum pension liability, net of income taxes	(4,371)	--	--
Comprehensive income (loss)	$(40,139)	$44,180	$58,513

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(Table information in thousands of dollars, except per share data)

1. Summary of Significant Accounting Policies

Operations   The Manitowoc Company, Inc. and its subsidiaries (collectively referred to as the "company") are diversified industrial manufacturers with leading positions in their three principal segments: Cranes and Related Products (Crane); Foodservice Equipment (Foodservice); and Marine.
     Crane products consist primarily of lattice-boom crawler cranes, mobile telescopic cranes, tower cranes, boom trucks and aerial work platforms. Crane also specializes in crane rebuilding and remanufacturing services. The crane products are marketed under the Manitowoc, Potain, Grove, National and Manlift brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging.
     Foodservice products consist primarily of commercial ice-cube machines, ice/beverage dispensers, commercial walk-in and reach-in refrigerators and freezers, refrigerated undercounter and food preparation tables, private label residential refrigerators and freezers, backroom beverage equipment, and distribution services. Foodservice products serve the lodging, restaurant, health care, convenience-store, soft-drink bottling and institutional foodservice markets.
     Marine provides new construction, ship-repair and maintenance services to foreign and domestic vessels operating on the Great Lakes, as well as miscellaneous industrial services. Marine is also a provider of Great Lakes and oceangoing mid-sized commercial, research, and military vessels. Marine serves the Great Lakes maritime market consisting of both U.S. and Canadian fleets, inland waterway operators, and oceangoing vessels that transit the Great Lakes and St. Lawrence Seaway.

Principles of Consolidation and Use of Estimates   The consolidated financial statements include the accounts of The Manitowoc Company, Inc. and its wholly and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to current year's presentation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents and Marketable Securities All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. Marketable securities at December 31, 2002 and 2001, included $2.4 million and $2.2 million, respectively, of securities which are considered "available for sale." The difference between fair market value and cost of these investments was not significant in either year.

Inventories Inventories are valued at the lower of cost or market value. Approximately 86% and 79% of the company's inventories at December 31, 2002 and 2001, respectively, were computed using the first-in, first-out (FIFO) method. The remaining inventories were computed using the last-in, first-out (LIFO) method. If the FIFO inventory valuation method had been used exclusively, inventories would have increased by $18.6 million and $19.6 million at December 31, 2002 and 2001, respectively. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Goodwill and Other Intangible Assets The company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized, but it is tested for impairment at least annually. Amortization continues to be recorded for other intangible assets with definite lives. Each year the company tests for impairment of goodwill by estimating the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The company's other intangible assets with indefinite lives are tested for impairment at least annually. The impairment test consists of a comparison of the fair value of the intangible assets, calculated similarly to the goodwill analysis discussed above, to its carrying amount. The company's other intangible assets subject to amortization are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss is recognized if the carrying amount exceeds the fair value. Fair value is calculated using undiscounted cash flow analysis of the asset.

Property, Plant and Equipment Property, plant and equipment is stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for major renewals and improvements that substantially extend the capacity or useful life of an asset are capitalized and amortized by depreciation charges. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in earnings. Property, plant and equipment is depreciated over the estimated useful lives of the assets primarily using the straight-line depreciation method for financial reporting and on accelerated methods for income tax purposes.
     Property, plant and equipment is depreciated over the following estimated useful lives:
Years
Buildings and improvements	3-40
Drydocks and dock fronts	15-27
Machinery, equipment and tooling	3-25
Furniture and fixtures	3-10
Computer hardware and software	2-5

Property, plant and equipment also include cranes under operating leases with others. Equipment under lease to others includes equipment leased directly to the customer and equipment for which the company has guaranteed a residual value or made a buyback commitment. The amount of rental equipment included in property, plant and equipment for which the company has guaranteed a residual value or made a buyback commitment amounted to $36.6 million and $13.4 million, net of accumulated depreciation, at December 31, 2002 and 2001, respectively. Leased equipment transactions, which are leased directly to the customer, are accounted for as operating leases with the related assets capitalized and depreciated over their estimated economic life not to exceed 84 months. For equipment involved in financing arrangements, the equipment is depreciated over the life of the underlying arrangement so that the net book value at the end of the period equals the buyback amount or the residual value amount.

Other Non-Current Assets Other non-current assets include tooling assets and other project start-up costs of $20.2 million and $23.0 million at December 31, 2002 and 2001, respectively. These assets are used in the development and production of certain refrigeration equipment produced under contract with a third party. These costs are reimbursed by the customer according to the contract on a per unit sold basis with annual minimum reimbursements required in order to ensure reimbursement of all of the costs. The tooling belongs to the customer at the end of the reimbursement period.

Impairment of Long-lived Assets The company reviews long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.
     For property, plant and equipment and other long-lived assets, other than goodwill and other intangible assets, the company performs undiscounted operating cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets held for sale are based on the estimated proceeds to be received, less costs to sell. See discussion of the impairment of goodwill and other intangible assets above.
     On January 1, 2002, the company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 related to the disposal of a segment of a business. The adoption of SFAS No. 144 did not have a material effect on the company relative to impairment measurement of long-lived assets, however, it did impact the company during 2002 related to reporting the disposal of certain businesses as discontinued operations, which prior to the adoption would have been reported in continuing operations in the Consolidated Statement of Earnings (see Note 3. "Discontinued Operations").

Financial Instruments The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable, and variable rate debt approximated fair value at December 31, 2002 and 2001. The fair value of the company's 103/8% Senior Subordinated Notes due 2011 was approximately $184.4 million and $160.4 million at December 31, 2002 and 2001, respectively. The fair value of the company's 101/2% Senior Subordinated Notes due 2012 was approximately $181.6 million at December 31, 2002. The aggregate fair values of interest rate swaps and foreign currency exchange contracts at December 31, 2002 and 2001, were negative $0.1 million and negative $3.3 million, respectively. These fair values are the amounts at which they could be settled, based on internal estimates and estimates obtained from financial institutions.

Warranties Estimated warranty costs are recorded in cost of sales at the time of sale of the warranted products based on historical warranty experience for the related product or estimates of projected losses due to specific warranty issues on new products. These estimates are reviewed periodically and are adjusted based on changes in facts, circumstances or actual experience.

Environmental Liabilities The company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as information develops or circumstances change. Costs of long-term expenditures for environmental remediation obligations are not discounted to their present value because the timing of the cash flows are not estimable.

Foreign Currency Translation The financial statements of the company's non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the weighted-average exchange rate for the year for Statement of Earnings items. Resulting translation adjustments are recorded directly to accumulated other comprehensive income in stockholders' equity.

Derivative Financial Instruments The company has written policies and procedures that place all financial instruments under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes is strictly prohibited. The company uses financial instruments to manage the market risk from changes in foreign exchange rates and interest rates.
     On January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. The fair values of all derivatives are recorded in the Consolidated Balance Sheets. The change in a derivative's fair value is recorded each period in current earnings or accumulated other comprehensive income (OCI), depending on whether the derivative is designated and qualifies as part of a hedge transaction and if so, the type of hedge transaction.

Cash Flow Hedges The company selectively hedges anticipated transactions that are subject to foreign exchange exposure, primarily using foreign currency exchange contracts. These instruments are designated as cash flow hedges in accordance with SFAS No. 133 and are recorded in the Consolidated Balance Sheets at fair value. The effective portion of the contracts' gains or losses due to changes in fair value are initially recorded as a component of accumulated OCI and are subsequently reclassified into earnings when the hedged transactions, typically sales and costs related to sales, occur and affect earnings. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates. The company also selectively uses interest rate swaps to modify its exposure to interest rate movements and reduce borrowing costs. These swaps also qualify as cash flow hedges, with changes in fair value recorded as a component of accumulated OCI. Interest expense is recorded in earnings at the fixed rate set forth in the swap agreement.
     For the years ended December 31, 2002 and 2001, no amount was recognized in earnings due to ineffectiveness of a hedge transaction. The amount reported as derivative instrument fair market value adjustments in the accumulated OCI account within stockholders' equity represents the net gain/loss on derivatives designated as cash flow hedges.

Fair Value Hedges The company had two interest rate swaps outstanding at December 31, 2002 designated as a hedge of the fair value of a portion of the fixed-rate Senior Subordinated Notes due 2012 issued in connection with the August 2002 acquisition of Grove. Both the swaps and the hedged portion of the debt are recorded in the Consolidated Balance Sheet at fair value. The change in fair value of the swaps exactly offsets the change in fair value of the hedged debt, with no net impact on earnings. Interest expense of the hedged debt is recorded at the variable rate in earnings.

Stock-Based Compensation At December 31, 2002, the company has three stock-based compensation plans, which are described more fully in Note 12. "Stock Options." The company accounts for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in earnings, as all option grants under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. During 2002, the company recognized approximately $0.2 million of compensation expense related to restricted stock which was issued during 2002. The following table illustrates the effect on net earnings and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock based employee compensation.

	2002	2001	2000
Reported net earnings (loss)	$(20,502)	$45,548	$60,268
Deduct: Total stock-based
employee compensation
expense determined under
fair value based method for
all awards, net of income taxes	(3,512)	(2,028)	(1,327)
Pro forma net earnings	$(24,014)	$43,520	$58,941
Earnings (loss) per share:
Basic - as reported	$(0.82)	$1.87	$2.42
Basic - pro forma	$(0.95)	$1.79	$2.37
Diluted - as reported	$(0.80)	$1.86	$2.40
Diluted - pro forma	$(0.93)	$1.77	$2.35

Revenue Recognition and Long-Term Contracts Revenue is generally recognized and earned when all the following criteria are satisfied with regard to a specific transaction: persuasive evidence of a sales arrangement exists; the price is fixed or determinable; collectibility of cash is reasonably assured; and delivery has occurred or services have been rendered. Revenues under long-term contracts within the Marine segment, including contracts with the U.S. Government, are recorded using the percentage-of-completion method of accounting. Revenues under these fixed-price long-term contracts are recorded based on the ratio of costs incurred to estimated total costs at completion, and costs are expensed as incurred. Amounts representing contract change orders, claims, or other items are included in revenue only when they can be reliably estimated and realization is probable. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts or programs in progress are charged to earnings when identified.
     Amounts related to long-term contracts accounted for according to the percentage-of-completion method included in the Consolidated Balance Sheets at December 31 were as follows:
	2002	2001
Amounts billed, included in accounts receivable	$12,969	$2,563
Recoverable costs and accrued profit on progress completed - not billed, included in other current assets	$17,498	$7,728
Amounts billed in excess of sales, included in accounts payable and accrued expenses	$1,293	$8,405

Recoverable costs and accrued profit on progress completed but not billed relate to amounts not billable at the balance sheet date. It is anticipated that such amounts will be billed in the first quarter of the subsequent year. Amounts billed but not paid pursuant to retainage contract provisions, which are due upon completion of the contracts, were $4.0 million and $1.1 million as of December 31, 2002 and 2001, respectively.
     Occasionally, the company enters into transactions with customers that provide for residual value guarantees and buyback commitments. These transactions are recorded as operating leases. Net proceeds received in connection with the initial transactions are recorded as deferred revenue and are amortized to income on a straight-line basis over a period equal to that of the customer's third party financing agreement. See Note 14. "Guarantees."

Research and Development Research and development costs are charged to expense as incurred and amounted to $9.7 million, $7.9 million and $6.4 million, for the years ended December 31, 2002, 2001 and 2000, respectively. Research and development costs include salaries, materials, contractor fees and other administrative costs.

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

Earnings per Share Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during each year or period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include the number of additional shares that would have been outstanding if stock options were exercised and the proceeds from such exercise were used to acquire shares of common stock at the average market price during the year or period. Shares of common stock held by the Deferred Compensation Plans are not considered outstanding for computing basic earnings per share.

Comprehensive Income Comprehensive income includes, in addition to net income (loss), other items that are reported as direct adjustments to stockholders' equity. Currently, these items are foreign currency translation adjustments, additional minimum pension liability adjustments and the change in fair value of certain derivative instruments.

Concentration of Credit Risk Credit extended to customers through trade accounts receivable potentially subjects the company to risk. This risk is limited due to the large number of customers and their dispersion across various industries and many geographical areas. However, a significant amount of receivables are with distributors and contractors in the construction industry, large companies in the foodservice and beverage industries, customers servicing the U.S. steel industry, and the U.S. Government. The company currently does not foresee a significant credit risk associated with these receivables.

Recent Accounting Pronouncements In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The provisions of SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation. This statement is effective for the company as of January 1, 2003 and is not expected to have a material effect on the company's consolidated financial statements.
     In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13 and Technical Corrections as of April 2002," which mainly addresses the accounting and disclosure related to early extinguishment of debt transactions as well as several other technical corrections. SFAS No. 145 is effective for the company beginning January 1, 2003. The adoption of SFAS No. 145 will result in the company reclassifying its 2001 loss on early extinguishment of debt, from extraordinary item to a component of earnings from continuing operations.
     In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. Severance pay under SFAS No. 146, in many cases, would be recognized over time rather than up front. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.
     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation as prescribed in SFAS No. 123, "Accounting for Stock Based Compensation." Additionally, SFAS No. 148 requires more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The provisions of this Statement are effective for fiscal years ending after December 15, 2002. The company has adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002.
     In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The company adopted the disclosure provisions of FIN No. 45 as of December 31, 2002. The initial recognition and measurement provisions of FIN No. 45 are effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. See Note 14. "Guarantees."

2. Acquisitions

2002
On August 8, 2002 the company acquired all of the outstanding common shares of Grove Investors, Inc. (Grove). The results of Grove's operations have been included in the Consolidated Statement of Earnings since that date. Grove is a leading provider of mobile telescopic cranes, truck-mounted cranes and aerial work platforms for the global market. Grove's products are used in a wide variety of applications by commercial and residential building contractors as well as by industrial, municipal and military end users. Grove's products are marketed to independent equipment rental companies and directly to end users under the brand names Grove Crane, Grove Manlift and National Crane.
     The Company views Grove as a strategic fit with its crane business for a number of reasons. Grove is a global leader in the mobile telescopic crane industry, specifically in all-terrain and rough-terrain mobile telescopic cranes. The company did not offer these types of cranes, so Grove filled this void in the company's product offering. Coupled with the company's recent entrance into the tower crane product line with the acquisition of Potain, Grove enables the company to offer customers three major crane categories, namely crawler cranes, tower cranes and mobile telescopic cranes. With the addition of Grove, the company is able to offer customers equipment and lifting solutions for virtually every construction application. The company also believes that the combination of the two companies will provide opportunities to capitalize on their respective strengths in systems, technologies and manufacturing expertise, and that this combination will create natural synergies in its world wide distribution and service network.
     The aggregate purchase price paid for Grove was $277.8 million. This includes the issuance of $70.0 million of the company's common stock, the assumption of $202.4 million of Grove debt outstanding as of August 8, 2002, and direct acquisition costs of $5.4 million. As defined in the merger agreement, in exchange for the outstanding shares of Grove common stock, the company issued approximately 2.2 million shares of the company's common stock out of treasury with an average market price of $32.34 per share. The number of shares issued at the close of the transaction was calculated based on the average closing price of the company's common stock for the ten consecutive trading days ending on and including the second day prior to the closing of the transaction. In addition, the company assumed all of Grove's outstanding liabilities, contingencies and commitments (approximately $464.2 million including the outstanding debt). Substantially all of the assumed debt was refinanced (see Note 8. "Debt").
     The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.
August 8, 2002
Current assets	$326,477
Property, plant and equipment	117,448
Goodwill	32,945
Other intangible assets	45,000
Other long-term assets	17,772
Total assets acquired	$539,642
Current liabilities, excluding current debt	$114,145
Debt	202,420
Other long-term liabilities	147,638
Total liabilities assumed	$464,203
Net assets acquired	$75,439

Total current assets of $326.5 million includes cash acquired of $13.8 million. The purchase consideration paid in excess of the fair values of the assets acquired and liabilities assumed was allocated first to the identifiable intangible assets with the remaining excess accounted for as goodwill. The company obtained third party valuations of certain tangible and identifiable intangible assets. Based upon the appraisal report of identifiable intangible assets, the allocation was as follows: $26.0 million to trademarks and tradenames with an indefinite life; $11.9 million to an in-place distributor network with an indefinite life; $7.1 million to patents with a weighted-average 10 year life; and the remaining $32.9 million to goodwill. The $32.9 million of goodwill was included in the Crane segment. Of that amount, none is expected to be deductible for tax purposes. The company also ob-tained third party valuations of the fair value of inventory and property, plant and equipment acquired. Based upon the appraisal reports of these assets, the company increased the value of inventory and property, plant and equipment by $3.3 million and $1.1 million, respectively. The $3.3 million fair value adjustment to inventory was charged to cost of goods sold during the fourth quarter of 2002 as the related inventory items were sold. The $1.1 million fair value adjustment to property, plant and equipment will be depreciated over the estimated useful lives of the property, plant and equipment.
     The company also completed certain restructuring and integration activities relating to this acquisition. The company recorded a charge totaling $12.1 million related to these restructuring and integration activities during 2002. Of this amount $4.4 million was recorded in the opening balance sheet of Grove and $7.7 million was recorded as a charge to earnings during the fourth quarter of 2002. The $4.4 million recorded in the opening balance sheet related to severance and other employee related costs for headcount reductions. See further detail in Note 15. "Plant Consolidation and Restructuring." The company has also developed and is finalizing certain other restructuring and integration activities relating to this acquisition, which may result in future adjustments to goodwill during 2003.
     On April 8, 2002 the company purchased the remaining 50% interest in its joint venture Manitowoc Foodservice Europe (f/k/a Fabbrica Apparecchiature per la Produzione del Ghiaccio Srl), a manufacturer of ice machines based in Italy. The aggregate cash consideration paid by the company for the remaining interest was $3.4 million and resulted in $1.9 million of additional goodwill. The $1.9 million of goodwill was included in the Foodservice segment and is not expected to be deductible for tax purposes.

2001
On May 9, 2001 the company acquired all of the outstanding capital stock of Potain SAS (formerly Potain SA) (Potain). Potain is a leading designer, manufacturer and supplier of tower cranes for the building and construction industry. The aggregate consideration paid was $425.2 million, which includes $307.1 paid in cash, direct acquisition costs of $4.1 million ($0.4 million incurred during 2002), assumed liabilities of $138.8 million, the payment of a post-closing purchase price adjustment of $3.6 million in February 2002, and is less cash acquired of $28.4 million.
     During 2002, the company finalized the purchase accounting for the Potain acquisition resulting in a reduction in goodwill of approximately $11.3 million. The primary purchase accounting adjustments recorded during 2002 were to adjust the book value of property, plant and equipment acquired to fair value based on a third party appraisal report, adjustment of deferred tax assets and to record a $8.1 million liability associated with certain restructuring and integration activities. To achieve reductions in operating costs and to integrate the operations of Potain, the company recorded a $8.1 million liability related primarily to employee severance benefits for workforce reductions. Approximately 135 hourly and salaried positions will be eliminated. To date the company has utilized approximately $2.2 million of this liability.
     In addition, during 2002 a portion of the excess of the cost over fair value of the net assets acquired in the Potain acquisition was allocated to specific other intangible assets. Based upon a third party appraisal report, the allocation was as follows: $53.0 million to trademarks and tradenames with an indefinite life; $17.5 million to patents with a weighted-average 15-year life; $8.8 million to engineering drawings with a weighted-average 15-year life; $5.0 million to an in-place distribution network with an indefinite life; and the remaining $118.2 million to goodwill with an indefinite life.
     During 2001 the company also completed the acquisition of certain assets of a German-based telescopic personnel platform lift company, assets of a terminated Singapore-based crane equipment distribution company and assets of a local electrical contractor for the Marine segment. The aggregate consideration paid by the company for these acquisitions was $2.5 million, which includes direct acquisition costs and assumed liabilities, less cash acquired.
     The following unaudited pro forma financial information of the company and its subsidiaries for the years ended December 31, 2002 and 2001 assumes the acquisitions made in 2002 and 2001 occurred on January 1, 2001.
Pro forma:	2002	2001
Net sales	$1,740,667	$1,825,188
Earnings from continuing operations before income taxes	$42,365	$22,080
Net earnings from continuing operations before discontinued operations, extraordinary loss and cumulative effect of accounting change	$27,113	$13,470
Net earnings (loss)	$(33,568)	$10,277
Basic earnings per share: Net earnings from continuing operations before discontinued operations, extraordinary loss and cumulative effect of accounting change	$1.08	$0.51
Net earnings (loss)	$(1.33)	$0.39
Diluted earnings per share: Net earnings from continuing operations before discontinued operations, extraordinary loss and cumulative effect of accounting change	$1.05	$0.50
Net earnings (loss)	$(1.30)	$0.38

On May 7, 2001 SGPA, Inc. (the predecessor), the predecessor of Grove, filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy code that was confirmed by the court on September 14, 2001 and consummated on September 25, 2001. For financial accounting purposes, the inception date for the reorganized Grove was September 29, 2001. The Grove financial statements reflect accounting principles set forth by the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." As such, Grove adopted fresh-start reporting as of September 29, 2001, resulting in a revaluation of its assets, liabilities and capital structure. The predecessor incurred certain costs related to the bankruptcy, which are included in the 2001 pro forma information above. The costs in the 2001 pro forma information include: $14.5 million recorded in cost of sales related to fresh start accounting adjustments to inventory and other assets; $14.5 million for fees incurred in connection with the design and implementation of the plan of reorganization; and $6.1 million for severance and stay bonuses.

2000
On November 20, 2000, the company purchased all of the issued and outstanding shares of MMC Acquisition Company, the parent of Marinette Marine Corporation (Marinette Marine). Marinette Marine, located in Marinette, Wisconsin, operates one of the largest shipyards on the U.S. Great Lakes.
     The aggregate consideration paid by the company for Marinette Marine was $66.7 million, which included $48.1 million paid in cash, direct acquisition costs of $1.4 million, assumed liabilities of $17.2 million, the receipt of a post-closing working capital adjustment in September 2001 of $0.9 million, and is less cash acquired of $18.6 million. The excess of the cost over the fair value of the net assets acquired was $50.0 million and was allocated to goodwill with a weighted-average life of 38 years.
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
     The aggregate consideration paid by the company for the assets of Harford was $21.2 million, which includes direct acquisition costs of $0.5 million, assumed liabilities of $1.4 million, and the payment of a post-closing working capital adjustment in September 2000 of $0.3 million. The excess of the cost over the fair value of the net assets acquired was $15.0 million and was allocated to goodwill with a weighted-average life of 35 years.
     On March 31, 2000, the company acquired all of the issued and outstanding shares of Multiplex Company, Inc. (Multiplex). Multiplex is headquartered in St. Louis, Missouri, where its production facility is located and has operations in Frankfurt, Germany, and Glasgow, UK. Multiplex manufactures soft-drink and beer dispensing equipment as well as water purification systems and supplies to quick-service restaurants, convenience stores, and movie theatres. In addition, Multiplex designs and builds custom applications to meet the needs of customers with requirements that cannot be met by conventional dispensing equipment.
     The aggregate consideration paid by the company for the shares of Multiplex was $20.5 million, which is net of cash acquired of $3.7 million and includes direct acquisition costs of $0.4 million and assumed liabilities of $5.3 million. The excess of the cost over the fair value of the net assets acquired was $12.7 million and was allocated to goodwill with a weighted-average life of 37 years. Multiplex's operations were consolidated into other Foodservice facilities during 2002 and its St. Louis based manufacturing facility and headquarters were closed.
     During 2000, the company completed other smaller acquisitions whose total aggregate consideration paid was $18.2 million, which is net of cash received and includes direct acquisition costs of $0.2 million and assumed liabilities of $2.8 million.
     The following unaudited pro forma financial information for the year ended December 31, 2000 assumes the 2001 and the 2000 acquisitions occurred on January 1, 2000. These amounts have been adjusted for discontinued operations.
Pro forma:	2000
Net sales	$1,178,792
Net earnings	$39,002
Basic earnings per share	$1.50
Diluted earnings per share	$1.49

3. Discontinued Operations
In connection with the Grove acquisition, the company and Grove submitted pre-merger notification and report forms to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice on March 27, 2002. In response to concerns raised by the Department of Justice regarding a potential reduction in competition in the United States boom truck market that could result from the acquisition, the company and Grove reached an agreement with the Department of Justice that, following the completion of the Grove acquisition, the company would divest of either Manitowoc Boom Trucks, Inc. (Manitowoc Boom Trucks) or National Crane Corporation (Grove's boom truck business). On December 17, 2002, the Company entered into an agreement with Quantum Heavy Equipment, LLC to sell all of the outstanding stock of Manitowoc Boom Trucks. The sale agreement was approved by the Department of Justice on December 30, 2002, and it was completed on December 31, 2002.
     Cash proceeds from the sale of Manitowoc Boom Trucks, a business in the Crane segment, was approximately $13.2 million, which is subject to post-closing adjustments, and resulted in a loss on sale of approximately $32.9 million ($23.3 million net of tax). The disposition of Manitowoc Boom Trucks represents a discontinued operation under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, results of Manitowoc Boom Trucks have been classified as discontinued, and prior years have been restated accordingly.
     The following selected financial data of Manitowoc Boom Trucks for the years ended December 31, 2002, 2001 and 2000 is presented for informational purposes only and does not necessarily reflect what the results of operations would have been had the business operated as a stand-alone entity. There were no general corporate expenses or interest expense allocated to discontinued operations during any period.
	2002	2001	2000
Net sales	$44,169	$49,949	$79,868
Pretax earnings (loss) from discontinued operation	$1,286	$(1,345)	$4,950
Pretax loss on disposal	(32,905)	--	--
Income tax benefit (expense)	9,164	520	(1,914)
Net earnings (loss) from discontinued operation	$(22,455)	$(825)	$3,036

In December 2002, the company finalized its decision to offer Femco Machine Company, Inc. (Femco) for sale, the company's crane and excavator aftermarket replacement parts and industrial repair business. After the Grove acquisition, it was determined that Femco was not a core business to the Crane segment. The pending disposition of Femco represents a discontinued operation under SFAS No. 144. Results of Femco have been classified as discontinued, and prior years have been restated accordingly. During December 2002, the company recorded a $3.4 million ($2.1 million net of tax) charge related to the decision to sell Femco. $2.2 million of the charge related to recording the net assets of Femco at fair value less cost to sell. In addition, the company performed an impairment analysis of the Femco goodwill in accordance with SFAS No. 142 and determined that the entire $1.2 million of goodwill was impaired. The $3.4 million charge is recorded in discontinued operations in accordance with SFAS 144. As of December 31, 2002 the assets, $6.9 million, and liabilities, $2.2 million, of Femco are recorded as held for sale in other non-current assets and liabilities, respectively, in the Consolidated Balance Sheet.
     The following selected financial data of Femco for the years ended December 31, 2002, 2001 and 2000 is presented for informational purposes only and does not necessarily reflect what the results of operations would have been had the business operated as a stand-alone entity. There were no general corporate expenses or interest expense allocated to discontinued operations during any period.
	2002	2001	2000
Net sales	$19,368	$20,073	$21,117
Pretax earnings (loss) from discontinued operation	1,176	1,559	1,729
Write-down of assets	(3,405)	--	--
Income tax benefit (expense)	803	(603)	(669)
Net earnings (loss) from discontinued operation	$(1,426)	$956	$1,060

4. Inventories
The components of inventories at December 31 are summarized as follows:
	2002	2001
Raw materials	$77,029	$44,302
Work-in-process	87,253	35,517
Finished goods	109,560	62,798
Total inventories at FIFO cost	273,842	142,617
Excess of FIFO cost over LIFO value	(18,624)	(19,561)
Total inventories	$255,218	$123,056

5. Property, Plant and Equipment
The components of property, plant and equipment at December 31 are summarized as follows:
	2002	2001
Land	$38,840	$12,396
Buildings and improvements	162,051	113,943
Drydocks and dock fronts	23,905	19,916
Machinery, equipment, and tooling	216,960	179,856
Furniture and fixtures	23,665	13,308
Computer hardware and software	28,694	22,856
Rental cranes	87,325	50,096
Construction in progress	18,228	8,575
Total cost	599,668	420,946
Less accumulated depreciation	(280,367)	(245,562)
Property, plant and equipment - net	$319,301	$175,384

6. Goodwill and Other Intangible Assets
Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. Previous accounting rules incorporated a comparison of book value to undiscounted cash flows. The new rules require a comparison of book value to fair value.
     The SFAS No. 142 goodwill impairment model is a two-step pro-cess. First, it requires comparison of the book value of net assets to the fair value of the related reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In the second step, the implied fair value of goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.
     Upon adoption of SFAS No. 142, goodwill and indefinite-lived intangible assets ceased being amortized, and were tested for impairment. Using the SFAS No. 142 approach described above, the company estimated the fair values of its reporting units using the present value of future cash flows approach, subject to a comparison for reasonableness to its market capitalization at the date of valuation. As a result, the company recorded a transitional goodwill impairment charge as of January 1, 2002 of $51.0 million ($36.8 million net of income taxes) which is reflected as a cumulative effect of accounting change in the Consolidated Statement of Earnings. This charge relates to the company's reporting units as follows: Beverage Group (Foodservice segment) $33.1 million and Manitowoc Boom Trucks (Crane segment)

$17.9 million. The charge was based on current economic conditions in these industries. This transitional impairment charge resulted from the application of the new impairment methodology introduced by SFAS No. 142. Under previous requirements, no goodwill impairment would have been recorded on January 1, 2002. During the fourth quarter of 2002, when the company finalized its decision to divest of Femco, an impairment analysis of the goodwill related to Femco was performed in accordance with SFAS No. 142. As a result, the company recorded an additional goodwill impairment charge of $1.2 million.
     The following sets forth a reconciliation of net earnings and earnings per share information for the years ended December 31, 2002, 2001 and 2000 adjusted for the non-amortization provisions of SFAS No. 142.
	2002	2001	2000
Reported net earnings from continuing operations	$40,179	$48,741	$56,172
Add back: Goodwill amortization, net of income taxes	--	5,841	4,234
Adjusted reported net earning from continuing operations	40,179	54,582	60,406
Discontinued operations:
Reported earnings from discontinued operations, net of income taxes	1,576	131	4,096
Add back: Goodwill amortization, net of income taxes	--	891	920
Adjusted reported earnings from discontinued operations, net of income taxes	1,576	1,022	5,016
Loss on sale of discontinued operations, net of income taxes	(25,457)	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	(3,324)	--
Cumulative effect of accounting change, net of income taxes	(36,800)	--	--
Net earnings (loss)	$(20,502)	$52,280	$65,422
Basic earnings per share:
Reported net earnings from continuing operations	$1.58	$2.00	$2.26
Goodwill amortization, net of income taxes	--	0.24	0.17
Discontinued operations:
Reported earnings from discontinued operations, net of income taxes	0.06	0.01	0.16
Goodwill amortization, net of income taxes	--	0.04	0.04
Loss on sale of discontinued operations, net of income taxes	(1.01)	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	(0.14)	--
Cumulative effect of accounting change, net of income taxes	(1.46)	--	--
Net earnings (loss)	$(0.82)	$2.14	$2.63
Diluted earnings per share:
Reported net earnings from continuing operations	$1.56	$1.99	$2.24
Goodwill amortization, net of income taxes	--	0.24	0.17
Discontinued operations:
Reported earnings from discontinued operations, net of income taxes	0.06	--	0.16
Goodwill amortization, net of income taxes	--	0.04	0.04
Loss on sale of discontinued operations, net of income taxes	(0.99)	--	--
Extraordinary loss on debt extinguishment, net of income taxes	--	(0.13)	--
Cumulative effect of accounting change, net of income taxes	(1.43)	--	--
Net earnings (loss)	$(0.80)	$2.13	$2.60
Basic shares	25,193	24,270	24,891
Diluted shares	25,782	24,548	25,123

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2002 and 2001, were as follows:
	Cranes	Foodservice	Marine	Total
Balance as of January 1, 2001	$39,656	$222,721	$44,495	$306,872
Goodwill of acquired business	209,761	--	250	210,011
Finalization of purchase accounting, net	--	600	3,940	4,540
Amortization by continuing operations	(3,541)	(6,285)	(1,268)	(11,094)
Amortization by discontinued operations	(1,460)	--	--	(1,460)
Foreign currency impact	(1,130)	--	--	(1,130)
Balance as of December 31, 2001	$243,286	$217,036	$47,417	$507,739
Goodwill of acquired business	32,945	1,872	--	34,817
Finalization of purchase accounting, net	(7,264)	--	--	(7,264)
Allocation of purchase price to other intangible assets	(84,300)	--	--	(84,300)
Impairment charge upon adoption of SFAS No. 142	(17,900)	(33,100)	--	(51,000)
Sale of Manitowoc Boom Trucks	(19,204)	--	--	(19,204)
Femco impairment charge	(1,194)	--	--	(1,194)
Foreign currency impact	744	--	--	744
Balance as of December 31, 2002	$147,113	$185,808	$47,417	$380,338

During the first quarter of 2002, $84.3 million of the excess of the cost over fair value of the net assets acquired in the Potain acquisition was allocated to other intangible assets. Based upon a third- party appraisal report, the allocation was as follows: $53.0 million to trademarks and tradenames with an indefinite life; $17.5 million to patents with a weighted-average 15-year life; $8.8 million to engineering drawings with a weighted-average 15-year life; and $5.0 million to an in-place distribution network with an indefinite life. During the fourth quarter of 2002 a portion of the excess of the cost over fair value of the net assets acquired in the Grove acquisition was allocated to specific other intangible assets. Based upon a third-party appraisal report, the allocation was as follows: $26.0 million to trademarks and tradenames with an indefinite life; $11.9 million to an in-place distributor network with an indefinite life; and $7.1 million to patents with a weighted-average 10 year life. The gross carrying amount and accumulated amortization of the company's intangible assets other than goodwill, all as a result of the Potain and Grove acquisitions, were as follows as of December 31, 2002.
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trademarks and tradenames	$79,000	$--	$79,000
Patents	24,600	(1,376)	23,224
Engineering drawings	8,800	(625)	8,175
Distributor network	16,900	--	16,900
Total	$129,300	$(2,001)	$127,299

Amortization expense recorded for the other intangible assets for the years ended December 31, 2002 and 2001 was $2.0 million and $0, respectively. Estimated amortization expense for the five years beginning in 2003 is estimated to be approximately $2.7 million per year.

7. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses at December 31 are summarized as follows:
	2002	2001
Trade accounts payable	$184,786	$113,098
Employee related expenses	38,322	27,552
Income taxes payable	--	11,752
Profit sharing and incentives	10,515	10,080
Customer progress payments	2,220	6,997
Accrued product liability	36,175	10,580
Reorganization reserve	13,075	--
Miscellaneous accrued expenses	101,397	56,072
Total	$386,490	$236,131

8. Debt
Debt at December 31 is summarized as follows:
	2001	2001
Senior credit facility:
Term loan A	$101,713	$128,000
Term loan B	172,375	174,125
Revolving credit facility	2,000	5,900
Senior subordinated notes due 2011 (175 million Euro)	183,523	154,227
Senior subordinated notes due 2012	175,000	--
Industrial revenue bonds	3,150	3,371
Fair value of interest rate swaps	2,493	--
Other	25,925	22,947
Total debt	666,179	488,570
Less current portion	(42,632)	(42,048)
Long-term debt	$623,547	$446,522

In May 2001, the company entered into a new $475 million Senior Credit Facility (Senior Credit Facility) maturing in May 2007. The Senior Credit Facility is comprised of term loans aggregating $350 million and a $125 million Revolving Credit Facility. As a result of prepayments made by the company during 2002 and 2001, the Term Loan A requires a principal payment of $3.8 million in March 2003 and quarterly principal payments of $7.5 million from June 2003 through May 2006. The Term Loan B requires quarterly principal payments of $0.4 million through March 2006 and $33.3 million from June 2006 through May 2007. Substantially all domestic, tangible and intangible assets of the company and its subsidiaries are pledged as collateral under the Senior Credit Facility.
     Borrowings under the Senior Credit Facility bear interest at a rate equal to the sum of a base rate or a Eurodollar rate plus an applicable margin, which is based on the company's consolidated total leverage ratio, as defined by the Senior Credit Facility. The weighted-average interest rates for the Term Loan A, Term Loan B and Revolving Credit Facility were 4.06%, 4.32% and 5.88%, respectively, at December 31, 2002. The annual commitment fee in effect on the unused portion of the company's Revolving Credit Facility was 0.5% at December 31, 2002. The company had $93.5 million of unused availability under the terms of its Revolving Credit Facility at December 31, 2002.
     In May 2001, the company incurred an extraordinary loss of $5.5 million ($3.3 million net of income taxes) related to a prepayment penalty and the write-off of unamortized financing fees from its previous credit facility.
     To help finance the Potain acquisition in May 2001, the company issued 175 million Euro (approximately $183.5 million at December 31, 2002) of 103/8% Senior Subordinated Notes due May 2011 (Senior Subordinated Notes due 2011). The Senior Subordinated Notes due 2011 are unsecured obligations of the company ranking subordinate in right of payment to all senior debt of the company, are equal to the company's Senior Subordinated Notes due 2012, and are fully and unconditionally, jointly and severally guaranteed by substantially all of the company's domestic subsidiaries (see Note 19. "Subsidiary Guarantors of Senior Subordinated Notes due 2011"). Interest on the Senior Subordinated Notes due 2011 is payable semiannually in May and November of each year. The Senior Subordinated Notes due 2011 can be redeemed in whole or in part by the company for a premium after May 15, 2006. The following is the premium paid by the company, expressed as a percentage of the principal amount, if it redeems the Senior Subordinated Notes due 2011 during the 12-month period commencing on May 15 of the year set forth below:
Year	Percentage
2006	105.188%
2007	103.458%
2008	101.729%
2009 and thereafter	100.000%

In addition, the company may redeem for a premium (110.375% of the face amount of the notes, plus interest) at any time prior to May 15, 2004, up to 35% of the face amount of the Senior Subordinated Notes due 2011 with the proceeds from one or more public equity offerings.
          On August 8, 2002 the company completed the sale in a private offering of $175 million of 101/2% Senior Subordinated Notes due August 2012 (Senior Subordinated Notes due 2012). The Senior Subordinated Notes due 2012 are unsecured obligations of the company ranking subordinate in right of payment to all senior debt of the company, are equal to the company's Senior Subordinated Notes due 2011 and are fully and unconditionally, jointly and severally guaranteed by substantially all of the company's domestic subsidiaries (see Note 20. "Subsidiary Guarantors of Senior Subordinated Notes due 2012"). Interest on the Senior Subordinated Notes due 2012 is payable semiannually in February and August each year, commencing February 1, 2003. The Senior Subordinated Notes due 2012 can be redeemed by the company in whole or in part for a premium on or after August 1, 2007. The following is the premium paid by the company, expressed as a percentage of the principal amount, if it re-deems the Senior Subordinated Notes due 2012 during the 12-month period commencing on August 1 of the year set forth below:
Year	Percentage
2007	105.250%
2008	103.500%
2009	101.750%
2010 and thereafter	100.000%

In addition, the company may redeem for a premium (110.5% of the face amount of the notes, plus interest), at any time prior to August 1, 2005, up to 35% of the face amount of the Senior Subordinated Notes due 2012 with the proceeds from one or more public equity offerings. The company used the net proceeds from the sale of these notes to refinance outstanding indebtedness of Grove, the acquisition of which the company also completed on August 8, 2002 (see Note 2. "Acquisitions").
     During the first quarter of 2003, the company completed the process of registering securities having substantially identical terms as the Senior Subordinated Notes due 2012 with the United States Securities and Exchange Commission, as part of an offer to exchange freely tradeable notes for the privately placed notes.
     Both the Senior Credit Facility and the Senior Subordinated Notes due 2011 and 2012 contain customary affirmative and negative covenants. In general, the covenants contained in the Senior Credit Facility are more restrictive than those of the Senior Subordinated Notes due 2011 and 2012. Among other restrictions, these covenants require the company to meet specified financial tests, including minimum levels of earnings before interest, taxes, depreciation and amortization (EBITDA) and various debt to EBITDA ratios which become more restrictive over time. These covenants also limit the company's ability to redeem or repurchase the Senior Subordinated Notes due 2011 and 2012, incur additional debt, make acquisitions, merge with other entities, pay dividends or distributions, repurchase capital stock, lend money or make advances, create or become subject to liens, and make capital expenditures. The Senior Credit Facility also contains cross-default provisions whereby certain defaults under any other debt agreements would result in a default under the Senior Credit Facility. At December 31, 2002 the company was not in compliance with certain of these financial covenants. On February 4, 2003, the company received an amendment and waiver to its Credit Agreement dated May 9, 2001, which cured these violations. In addition, this amendment provides future relief under certain financial covenants that became more restrictive over time. Based upon the company's current plans and outlook, it believes it will be able to comply with the amended covenants during the subsequent 12-month period.
     Industrial revenue bonds relate to the company's obligations on a property located in Indiana. The remaining obligation has an installment due in 2003 of $0.3 million and a final installment due in 2004 of $2.9 million. The bond has an interest rate of 1.7% at December 31, 2002.
     As of December 31, 2002, the company also had outstanding $25.9 million of other indebtedness with a weighted-average interest rate of 5.54%. This debt includes $7.0 million of outstanding bank debt in China, $6.9 million of bank overdrafts, $4.9 million of capital lease obligations, and $7.1 million of other miscellaneous debt.
     The company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. These interest rate swap agreements are designated as cash flow hedges in accordance with SFAS No. 133 and are recorded in the Consolidated Balance Sheets at fair value with changes in fair value recorded as a component of accumulated other comprehensive income. As of December 31, 2002, the company had outstanding one interest rate swap agreement with a financial institution, having a notional principal amount of $94.2 million. This swap fixes interest paid by the company for debt equaling the notional value of the swap at 4.42%, and matures in August 2004. The fair value of this arrangement, which represents the cost to settle this contract, approximated a loss of $1.7 million (net of income taxes) at December 31, 2002.
     During 2002, the company entered into two interest rate swap contracts, which effectively converted $140 million of its fixed-rate Senior Subordinated Notes due 2012 to variable rate debt. These contracts are considered to be a hedge against changes in the fair value of the fixed-rate debt obligation. Accordingly, the interest rate swap contract is reflected at fair value in the company's Consolidated Balance Sheet, an asset of $2.5 million as of December 31, 2002. Debt is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligation attributable to the interest rate risk being hedged. Changes during any accounting period in the fair value of the interest rate swap contract, as well as offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, are recognized as an adjustment to interest expense in the Consolidated Statement of Earnings. The change in fair value of the swaps exactly offsets the change in fair value of the hedged fixed-rate debt; therefore, there was no net impact on earnings for the year-ended December 31, 2002. The effect of the interest rate swaps reduced the interest rate on $140 million of the company's Senior Subordinated Notes due 2012 from 101/2% to a weighted-average rate of 7.46% at December 31, 2002.
     The aggregate scheduled maturities of outstanding debt obligations in subsequent years are as follows:
2003	$42,632
2004	37,385
2005	34,485
2006	118,126
2007	69,283
Thereafter	364,268
$666,179

On May 28, 1999, the company entered into an accounts receivable factoring arrangement with a bank. The company factored $205.8 million and $180.5 million in accounts receivable to the bank under this arrangement during 2002 and 2001, respectively. According to the Senior Credit Facility, as amended during 2002, the maximum amount of accounts receivable that can be outstanding at any one time under this arrangement, net of amounts collected from customers, is $45.0 million. The company's factoring liability, net of cash collected from customers, was $19.5 million and $17.8 million at December 31, 2002 and 2001, respectively. The cash flow impact of this arrangement is reported as cash flows from operations in the Consolidated Statements of Cash Flows. Under this arrangement, the company is required to purchase from the bank the first $0.5 million and amounts greater than $1.0 million of the aggregate uncollected receivables during a 12-month period.

9. Income Taxes
Income tax expense for continuing operations before discontinued operations, extraordinary items, and cumulative effect of accounting change, is summarized below:
For the Years Ended December 31	2002	2001	2000
Earnings from continuing operations before income taxes:
Domestic	$42,347	$63,039	$87,541
Foreign	20,433	16,436	1,900
Total	$62,780	$79,475	$89,441

The provision for taxes on earnings from continuing operations is as follows:
For the Years Ended December 31	2002	2001	2000
Current:
Federal	$9,037	$16,766	$21,989
State	3,084	3,883	2,927
Foreign	(2,033)	2,573	252
Total current	10,088	23,222	25,168
Deferred:
Federal and state	7,034	5,519	8,101
Foreign	5,479	1,993	--
Total deferred	12,513	7,512	8,101
Provision for taxes on income	$22,601	$30,734	$33,269

The Federal statutory income tax rate is reconciled to the company's effective income tax rate for continuing operations as follows:
For the Years Ended December 31	2002	2001	2000
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.8	2.1	2.4
Non-deductible goodwill amortization	--	4.2	1.7
Tax-exempt Export or FSC income	(0.9)	(0.9)	(0.9)
Provision for tax on foreign income, net of foreign tax credits	0.7	(0.2)	(0.3)
Accrual adjustments	0.2	(2.1)	(0.4)
Other items	0.2	0.6	(0.3)
Provision for taxes on earnings	36.0%	38.7%	37.2%

The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations. A summary of the deferred income taxes at December 31 is as follows:
	2002	2001
Current deferred tax assets: Inventories	$13,576	$6,037
Accounts receivable	15,169	1,458
Product warranty reserves	11,283	4,977
Product liability reserves	14,622	3,199
Other employee-related benefits and allowances	10,876	4,963
Net operating losses (current carryforward)	6,778	--
Refundable foreign taxes	2,972	--
Other	21,465	7,712
Future income tax benefits, current	$96,741	$28,346
Non-current deferred tax assets (liabilities): Property, plant and equipment	$(53,052)	$(17,513)
Intangible assets	7,144	--
Postretirement benefits, other than pensions	41,346	7,781
Deferred employee benefits	4,686	3,741
Severance benefits	1,549	1,055
Product warranty reserves	2,096	1,298
Net operating loss carryforwards	9,662	9,322
Other	8,275	(6,876)
Total non-current deferred tax assets (liabilities)	21,706	(1,192)
Less valuation allowance	(2,044)	(3,951)
Net future tax benefits, non-current	$19,662	$(5,143)

The company's policy is to remit earnings from foreign subsidiaries only to the extent any resultant foreign taxes are creditable in the United States. Accordingly, the company does not currently provide for additional United States and foreign income taxes which would become payable upon remission of undistributed earnings of foreign subsidiaries. Undistributable earnings from continuing operations on which additional income taxes have not been provided amounted to approximately $18.9 million at December 31, 2002. If all such undistributable earnings were remitted, an additional provision for income taxes of approximately $6.6 million would have been necessary as of December 31, 2002.
     As of December 31, 2002, the company has approximately $82.6 million of state net operating loss carryforwards, which are available to reduce future state tax liabilities. The company has acquired federal net operating losses of $19.9 million available to reduce federal taxable earnings. The company also acquired $21.1 million foreign net operating loss carryforwards, which are available to reduce earnings in certain foreign jurisdictions. These loss carryforwards expire in varying amounts through 2017. The valuation allowance represents a reserve for foreign operating loss carryforwards for which utilization is uncertain. The decrease in the valuation allowance represents the effect of utilization of a portion of the foreign operating loss carryforwards by current year profits.

10. Earnings Per Share
The following reconciles the numerators and denominators used to calculate basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
For the Years Ended December 31	2002	2002	2001	2001	2000	2000
Basic EPS	25,192,562	$(0.82)	24,269,807	$1.87	24,891,387	$2.42
Effect of dilutive securities - stock options	589,239		278,656		231,408
Diluted EPS	25,781,801	$(0.80)	24,548,463	$1.86	25,122,795	$2.40

11. Stockholders' Equity
Authorized capitalization consists of 75 million shares of $0.01 par value common stock and 3.5 million shares of $0.01 par value preferred stock. None of the preferred shares have been issued. Pursuant to a Rights Agreement dated August 5, 1996, each common share carries with it four-ninths of a Right to purchase additional stock. The Rights are not currently exercisable and cannot be separated from the shares unless certain specified events occur, including the acquisition of 20% or more of the company's common stock. In the event a person or group actually acquires 20% or more of the common stock, or if the company is merged with an acquiring person, subject to approval by the board of directors, each full Right permits the holder to purchase one share of common stock for $100. The Rights expire on September 18, 2006, and may be redeemed by the company for $0.01 per Right (in cash or stock) under certain circumstances.
     The amount and timing of the annual dividend is determined by the board of directors at its regular fall meeting each year. In December 2002, the company paid a cash dividend to shareholders of $0.28 per share of common stock. In March 2001 and December 2001, the company paid cash dividends to shareholders of $0.075 and $0.225, respectively, per share of common stock. In 2000, the company paid a quarterly cash dividend to shareholders of $0.075 per share of common stock.
     Currently, the company has authorization to purchase up to 2.5 million shares of common stock at management's discretion. As of December 31, 2002, the company had purchased approximately 1.9 million shares at a cost of $49.8 million pursuant to this authorization. The company did not purchase any shares of its common stock during 2002 or 2001.
     As discussed in Note 2. "Acquisitions," the company issued approximately 2.2 million shares of the company's common stock with an average market price of $32.34 per share in connection with the Grove acquisition. The common stock was issued from treasury stock with a per share historical cost value of $10.21. The difference between the average market price of $32.34 per share and the treasury stock value of $10.21 per share was reflected in additional paid-in capital. In addition, each outstanding option to purchase Grove shares was converted into an immediately exercisable option to purchase shares of the company's common stock. The number of shares of the company's stock into which a Grove option was converted and the exercise price of those options was calculated based on the average closing price of the company's common stock for the ten consecutive trading days ending on and including the second day prior to the closing of the transaction as defined in the merger agreement. As a result of the conversion, the number of company shares underlying the Grove options approximated 0.1 million with an exercise price of $18.30 per share to certain Grove employees.

12. Stock Options
Historically the company maintained two stock plans, The Manitowoc Company, Inc. 1995 Stock Plan, and The Manitowoc Company, Inc. Non-Employee Director 1999 Stock Plan, for the granting of stock options as an incentive to certain employees and to non-employee members of the board of directors. Under these plans, stock options to acquire up to 2.5 million (employees) and 0.187 million (non-employee directors) shares of common stock, in the aggregate, may be granted under the time-vesting formula at an exercise price equal to the market price of the common stock at the date of grant. For the 1995 Stock Plan, the options become exercisable in equal 25% increments beginning on the second anniversary of the grant date over a four-year period and expire ten years subsequent to the grant date. For the 1999 Stock Plan, the options become exercisable in equal 25% increments beginning on the first anniversary of the grant date over a four-year period and expire ten years subsequent to the grant date.
     In addition, with the acquisition of Grove, the company inherited the Grove Investors, Inc. 2001 Stock Incentive Plan. As discussed above, the company converted the outstanding Grove stock options under the Grove Investors, Inc. 2001 Stock Incentive plan to Mani-towoc stock options at the date of acquisition. No future stock options may be granted under this plan. Under this plan, after the conversion of Grove stock options to Manitowoc stock options, stock options to acquire 0.1 million shares of common stock were outstanding. These options are fully vested and expire on September 25, 2011.
     Stock option transactions under these plans for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
For the Years Ended December 31	2002	2002	2001	2001	2000	2000
Options outstanding, beginning of year	1,273,855	$22.19	1,311,379	$21.79	611,881	$21.94
Options granted	965,565	28.45	95,250	28.46	934,900	21.20
Options exchanged in Grove acquisition	113,921	18.30	--	--	--	--
Options exercised	(114,548)	20.02	(21,799)	13.50	(68,919)	11.97
Options forfeited and/or expired	(49,275)	29.59	(110,975)	24.50	(166,483)	23.13
Options outstanding, end of year	2,189,518	$25.04	1,273,855	$22.19	1,311,379	$21.79
Options exercisable, end of year	484,965	$22.76	203,939	$22.11	120,906	$19.53

The outstanding stock options at December 31, 2002 have a range of exercise prices of $9.93 to $40.39 per option. The following table shows the options outstanding and exercisable by range of exercise prices at December 31, 2002:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$9.93-$16.16	11,922	0.9	$ 9.93	11,922	$ 9.93
$18.30-$25.57	1,586,856	7.8	22.29	340,051	19.57
$28.56-$40.39	590,740	7.7	31.46	132,992	28.26
	2,189,518	8.1	$25.04	484,965	$22.76

The weighted-average fair value at date of grant for options granted during 2002, 2001 and 2000 was $14.16, $11.65, and $8.86 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:
	2002	2001	2000
Expected life (years)	7	7	7
Risk-free interest rate	3.5%	5.2%	5.5%
Expected volatility	34.3%	33.6%	34.0%
Expected dividend yield	1.1%	1.1%	1.0%

During February 2002, the company issued a total of 24 thousand shares of restricted stock with a fair market value of $33.99 at the date of grant to certain employees. The restricted shares are actual shares of company stock that cannot be sold or otherwise transferred during a specified vesting period from the date of issuance. The restrictions on transfer lapse evenly over a three-year period, provided the employee continues in active service at the company during this period. As the restrictions lapse, the employee will own the shares outright without any investment, except the payment of applicable federal, state and local withholding taxes. At the date of grant the company recorded $0.8 million of unearned compensation in stockholders' equity. This amount is being recognized as compensation expense over the three year vesting period. During 2002, the company recognized $0.2 million of compensation expense related to the restricted stock awards.

13. Contingencies and Significant Estimates
The company has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) in connection with the Lemberger Landfill Superfund Site near Manitowoc, Wisconsin. Approximately 150 potentially responsible parties have been identified as having shipped hazardous materials to this site. Eleven of those, including the company, have formed the Lemberger Site Remediation Group and have successfully negotiated with the United States Environmental Protection Agency and the Wisconsin Department of Natural Resources to fund the cleanup and settle their potential liability at this site. Recent estimates indicate that the total costs to clean up this site are approximately $30 million. However the ultimate allocations of cost for this site are not yet final. Although liability is joint and several, the company's share of liability is estimated to be 11% of the total cost. Prior to December 31, 1996, the company accrued $3.3 million in connection with this matter. The amounts the company has spent each year from 1999 through 2002 to comply with its portion of the cleanup costs have not been material. Remediation work at the site has been substantially completed, with only long-term pumping and treating of groundwater and site maintenance remaining. The company's remaining estimated liability for this matter, included in other current and non-current liabilities in the Consolidated Balance Sheet at December 31, 2002 is $0.8 million. Based on the size of the company's current allocation of liability at this site, the existence of other viable potentially responsible parties and current reserves, the company does not believe that any liability imposed in connection with this site will have a material adverse effect on its financial condition, results of operations, or cash flows.
     At certain of the company's other facilities, the company has identified potential contaminants in soil and groundwater. The ultimate cost of any remediation required will depend upon the results of future investigation. Based upon available information, the company does not believe that these costs will be material. However, the company can give no assurance that this will be the case.
     The company believes that it has obtained and is in substantial compliance with those material environmental permits and approvals necessary to conduct its various businesses. Based on the facts presently known, the company does not expect environmental compliance costs to have a material adverse effect on its financial condition, results of operations or cash flows.
     As of December 31, 2002, various product-related lawsuits were pending. To the extent permitted under applicable law, all of these are insured with self-insurance retention levels. Prior to October 1, 2002, the company's retention levels were $0.1 million per occurrence for Potain crane products; $1.0 million per occurrence for all other crane products (except for Grove); $1.0 million per occurrence for Foodservice products during 1990 to 1996; and $0.1 million per occurrence for Foodservice products during 1997 to present. Prior to the acquisition, Grove purchased an insurance policy which effectively indemnified it against claims arising prior to October 1, 1997, up to an aggregate loss limit of $85.0 million. Beginning October 1, 1997, Grove's insurance included self-insured retention levels of $2.0 million per occurrence with an aggregate loss limit of $15.0 million per year for 1997 through 2000 and self-insurance retention levels of $3.0 million per occurrence with an aggregate loss limit of $15.0 million per year for 2000 through October 2002. Effective October 1, 2002, the company adjusted its self-insurance retention limits for all United States crane product liability claims, including Grove, to $2.0 million per occurrence with an aggregate loss limit of $15.0 million per year. All non-United States crane product liability claims (other than Potain) are fully insured with a small deductible payable by the company. The Potain and Foodservice self-insurance retention levels remained consistent. Prior to October 1, 2002, the insurer's annual contribution is limited to $25 million for Marine businesses, $25 million (1997-1998) and $50 million (1998-October 1, 2002) for Foodservice and Crane (other than Grove) businesses, and $100 million for Grove. Effective October 1, 2002, the company adjusted the insurer's annual contribution limit to $100 million for all Foodservice and Crane businesses, whereas the insurer's annual contribution limit for Marine cases remained at $25 million.
     Product liability reserves included in accounts payable and accrued expenses in the Consolidated Balance Sheet at December 31, 2002 were $36.2 million; $13.2 million reserved specifically for cases, and $23.0 million was reserved for claims incurred but not reported which were estimated using actuarial methods. Based on the company's experience in defending product liability claims, management believes the current reserves are adequate for estimated settlements on aggregate self-insured claims and insured claims. Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and the solvency of insurance carriers.
     At December 31, 2002 and 2001, the company had reserved $38.5 million and $24.8 million, respectively, for warranty claims included in product warranties and other non-current liabilities in the Consolidated Balance Sheets. Certain of these warranties and other related claims involve matters in dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently a material warranty issue can arise which is beyond the scope of the company's historical experience.
     It is reasonably possible that the estimates for environmental remediation, product liability and warranty costs may change in the near future based upon new information that may arise or matters that are beyond the scope of the company's historical experience. Presently, there are no reliable methods to estimate the amount of any such potential changes.

     The company is also involved in various other legal actions arising in the normal course of business, including numerous lawsuits involving asbestos-related claims in which the company is one of numerous defendants. After taking into consideration legal counsel's evaluation of such actions, the current political environment with respect to asbestos related claims, and the liabilities accrued with respect to such matters, in the opinion of management, ultimate resolution is not expected to have a material adverse effect on the financial condition, results of operations or cash flows of the company.
     At December 31, 2002 the company is contingently liable under open standby letters of credit issued by the company's bank in favor of third parties totaling $29.5 million at December 31, 2002.
     During the fourth quarter of 2002, DRI, the company's private label residential refrigerator and freezer manufacturer in the Foodservice segment, and its customer resolved several arbitration issues through a settlement agreement and entered into a contract amendment. Among other things, the new agreements result in increased pricing on future unit sales, future receipt of a pricing adjustment on 2002 unit sales prior to the contract amendment, and the extension of the manufacturing contract through December 31, 2007.

14. Guarantees
As of December 31, 2002, the company offers certain buyback commitments and guaranteed residual values on cranes, indemnifications under its accounts receivable factoring arrangement, and guarantees on leases (see Note 17. "Leases"). The company does not, nor is it required to, estimate a liability for the fair value of its indemnification obligations existing at December 31, 2002. However, for all indemnifications or guarantees meeting the FIN No. 45 requirements of an obligation and issued by the company subsequent to December 31, 2002, the company will be required to recognize a liability for the fair value of such obligations.
     The company periodically enters into transactions with customers that provide for residual value guarantees and buyback commitments. These transactions are recorded as operating leases. Net proceeds received in connection with the initial transactions have been recorded as deferred revenue and are being amortized to income on a straight-line basis over a period equal to that of the customer's third party financing agreement. The deferred revenue included in other current and non-current liabilities at December 31, 2002 and 2001 were $42.3 million and $17.7 million, respectively.
     If all buyback commitments outstanding were satisfied at December 31, 2002, the total cash cost to the company would be $13.2 million. These buyback commitments are not recorded as the transactions are recorded as operating leases. These buyback commitments expire at various times through 2007. The potential buy back amounts at expiration of these commitments, which are different than the current year-end amount, are as follows:
2003	$6,929
2004	3,314
2005	1,437
2006	363
2007	9
$12,052

As discussed in the Note 6. "Debt," on May 28, 1999, the company entered into an accounts receivable factoring arrangement with a bank. Under this arrangement, the company is required to purchase from the bank the first $0.5 million and amounts greater than $1.0 million of the aggregate uncollected receivables during a twelve-month period. The company's factoring liability, net of cash collected from customers, was $19.5 million and $17.8 million at December 31, 2002 and 2001, respectively.
     In the normal course of business, the company provides its customers a warranty covering workmanship, and in some cases materials, on products manufactured by the company. Such warranty generally provides that products will be free from defects for periods ranging from 12 months to 60 months. If a product fails to comply with the company's warranty, the company may be obligated, at its expense, to correct any defect by repairing or replacing such defective product. The company provides for an estimate of costs that may be incurred under its warranty at the time product revenue is recognized. These costs primarily include labor and materials, as necessary, associated with repair or replacement. The primary factors that affect the company's warranty liability include the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, the company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Below is a table summarizing the warranty activity for the year-ended December 31, 2002:
Balance at December 31, 2001	$24,836
Accruals for warranties issued during the year	25,770
Accruals of businesses acquired	12,413
Settlements made (in cash or in kind) during the year	(26,563)
Accrual of businesses divested	(562)
Currency translation	2,620
Balance at December 31, 2002	$38,514

15. Plant Consolidation and Restructuring
During the first quarter of 2002, the company recorded a pre-tax restructuring charge of $3.9 million in connection with the consolidation of its Multiplex operations into other of its Foodservice operations. These actions were taken in an effort to streamline the company's cost structure and utilize available capacity. The charge included $2.8 million to write-down the building and land, which are available for sale, to estimated fair market value less cost to sell, $0.7 million related to the write-down of certain equipment, and $0.4 million related to severance and other employee related costs. All of the charge was paid or utilized by December 31, 2002.
     During the fourth quarter of 2002, the company completed certain integration activities related to the Grove acquisition and other restructuring activities in the Crane segment. The total amount recognized by the company for these integration and restructuring activities was $12.1 million. Of this amount $4.4 million was recorded in the opening balance sheet of Grove and $7.7 million was recorded as a charge to earnings during the fourth quarter of 2002. These actions were taken in an effort to achieve reductions in operating costs, integrate and consolidate certain operations and functions within the segment and to utilize available capacity.

     The $4.4 million recorded in Grove's opening balance sheet related to severance and other employee related costs for headcount reductions at various Grove facilities. The $7.7 million charge included $4.0 million related to severance and other employee related costs for headcount reductions at various Manitowoc and Potain facilities, $2.7 million related to the write-down of certain property, plant and equipment, and $1.0 million related to lease termination costs. In total, approximately 600 hourly and salaried positions will be eliminated and four facilities will be consolidated into other Crane operations. To date, the company has utilized approximately $5.2 million of the total $12.1 million reserve which includes $2.7 million non-cash write-down of property, plant and equipment, and $2.5 million cash paid to em-ployees for severance. The remaining $6.9 million reserve is recorded in accounts payable and accrued expenses in the Consolidated Balance Sheet and will be utilized by the company during 2003.

16. Employee Benefit Plans

Savings and Investment Plans The company sponsors a defined contribution savings plan that allows substantially all domestic employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan-specific guidelines. The plan requires the company to match 100% of the participants' contributions up to 3% and match an additional 50% of the participants' contributions between 3% to a maximum of 6% of the participants' compensation. The company also provides retirement benefits through noncontributory deferred profit sharing plans covering substantially all employees. Company contributions to the plans are based upon formulas contained in the plans. Total costs incurred under these plans were $5.6 million, $10.6 million and $14.9 million, in 2002, 2001, and 2000, respectively.

Pension, Postretirement Health and Other Benefit Plans Prior to the acquisition of Marinette Marine, the company did not have any defined benefit pension plans, rather the company provided retirement benefits through noncontributory deferred profit sharing plans. As a result of the acquisitions of Marinette Marine in 2000, Potain in 2001 and Grove in 2002, the company has assumed several pension plans and has assumed two additional postretirement health plans. With the acquisition of Grove in 2002, the company assumed six pension plans and a postretirement health plan. During 2002, the company froze two of the Grove pension plans and converted the employees to the de-ferred profit sharing plan program. In addition to freezing two of the Grove pension plans, the company also merged those two plans with the Marinette Marine pension plan, which is also frozen. The increase in the pension and postretirement obligations in 2002 is a result of the Grove acquisition in 2002, in addition to the reduction in discount rates and the unfavorable return on plan assets.
     As a result of the above, the company now provides certain pension, health care and death benefits for eligible retirees and their dependents. The pension benefits are funded, while the health care and death benefits are not funded but are paid as incurred. Eligibility for coverage is based on meeting certain years of service and retirement qualifications. These benefits may be subject to deductibles, co-payment provisions, and other limitations. The company has reserved the right to modify these benefits.
     The tables that follow contain the components of the periodic benefit cost for 2002, 2001 and 2000, respectively, and the reconciliation of the changes in the benefit obligation, the changes in plan assets and the funded states as of December 31, 2002 and 2001. Data presented in the reconciliation of the changes in benefit obligation, the changes in plan assets, and the funded status of the plan titled acquisitions, relate to the Grove acquisition in August 2002 and the Potain acquisition in May 2001. Periodic benefit cost of assumed plans through acquisitions are recognized in the Consolidated Statement of Earnings from the date of acquisition.
     The components of the periodic benefit costs are as follows:
	U.S. Pension Plans			Non-U.S. Pension Plans			Postretirement Health and Other
For the Years Ended December 31	2002	2001	2000	2002	2001	2000	2002	2001	2000
Service cost - benefits earned during the year	$1,026	$--	$33	$719	$324	$--	$1,037	$547	$409
Interest cost on projected benefit obligation	3,259	787	98	1,581	218	--	3,226	1,667	1,521
Expected return on assets	(2,877)	.(1,032)	(128)	(914)	(27)	--	--	--	--
Amortization of transition (asset) obligation	10	--	--	--	--	--	16	83	3
Amortization of prior service cost	2	--	(12)	--	--	--	--	--	--
Amortization of actuarial net (gain) loss	173	4	3	(49)	--	--	417	--	--
Net periodic benefit cost	$1,593	$(241)	$(6)	$1,337	$515	$--	$4,696	$2,297	$1,933

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The following is a reconciliation of the changes in the benefit obligation, the changes in plan assets, and the funded status as of December 31, 2002 and 2001, respectively.
					Postretirement
	U.S. Pension Plans		Non-U.S. Pension Plans		Health and Other
	2002	2001	2002	2001	2002	2001
Change in Benefit Obligation
Benefit obligation, beginning of year	$10,909	$10,445	$7,427	$--	$29,893	$22,209
Service cost	1,026	--	719	324	1,037	547
Interest cost	3,259	787	1,581	218	3,226	1,667
Acquisitions	83,429	--	49,288	7,802	44,689	145
Participant contributions	--	--	--	--	1,199	795
Actuarial (gain) loss	(1,545)	210	2,155	(699)	3,724	7,723
Currency translation adjustment	--	--	2,241	--	--	--
Benefits paid	(2,363)	(533)	(813)	(218)	(5,091)	(3,193)
Benefit obligation, end of year	94,715	10,909	62,598	7,427	78,677	29,893
Change in Plan Assets
Fair value of plan assets, beginning of year	11,406	12,052	5,660	--	--	--
Actual return on plan assets	(962)	1,059	(241)	205	--	--
Acquisitions	51,508	--	25,742	5,445	--	--
Employer contributions	1,326	--	892	245	3,892	2,398
Participant contributions	--	--	--	--	1,199	795
Currency translation adjustment	--	--	1,334	--	--	--
Benefits paid	(2,363)	(533)	(813)	(218)	(5,091)	(3,193)
Actuarial changes	--	(1,172)	--	(17)	--	--
Fair value of plan assets, end of year	60,915	11,406	32,574	5,660	--	--
Funded status	(33,800)	497	(30,024)	(1,767)	(78,677)	(29,893)
Unrecognized (gain) loss	4,659	2,641	1,490	(1,042)	12,900	9,442
Unrecognized transition obligation	1,727	--	--	--	--	212
Prepaid/(accrued) benefit cost	$(27,414)	$3,138	$(28,534)	$(2,809)	$65,777	$(20,239)
Amounts recognized in the Consolidated Balance Sheet at December 31:
Prepaid benefit cost	$3,217	$3,138	$--	$--	$--	$--
Pension obligations	(37,517)	--	(28,534)	(2,809)	--	--
Postretirement health and other benefit obligations	--	--	--	--	(65,777)	(20,239)
Intangible asset, included in other-non current assets	56	--	--	--	--	--
Accumulated other comprehensive income, net of income taxes	4,371	--	--	--	--	--
Deferred income taxes	2,459	--	--	--	--	--
Net amount recognized	$(27,414)	$3,138	$(28,534)	$(2,809)	$(65,777)	$(20,239)
Weighted-Average Assumptions
Discount rate	6.75%	7.75%	5.75%	6.00%	6.75%	7.24%
Expected return on plan assets	9.00%	9.00%	5.50%	6.75%	N/A	N/A
Rate of compensation increase	4.00%	N/A	3.00%	4.00%	N/A	N/A

For 2000, the discount rate, expected return on plan assets, and rate of compensation increase for the company's pension plan were 7.75%, 9.00% and 4.00%, respectively. The discount rate for the postretirement health plan was 7.25% for 2000.
     The health care cost trend rate assumed in the determination of the accumulated postretirement benefit obligation is 12% for 2002 declining to 5% in 2009. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement health benefit obligation by $13.7 million at December 31, 2002, and would increase the aggregate of the service and interest cost components of net periodic postretirement health benefit cost by $0.8 million for 2002. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement health benefit obligation by $11.2 million at December 31, 2002, and would decrease the aggregate of the service and interest cost components of net periodic postretirement health benefit costs by $0.6 million for 2002.
     It is reasonably possible that the estimate for future retirement and health care costs may change in the near future due to changes in the health care environment or changes in interest rates that may arise. Presently, there is no reliable means to estimate the amount of any such potential changes.
     The company maintains a supplemental executive retirement plan (SERP) for certain executive officers of the company and its subsidiaries that is unfunded. Expenses related to the plans in the amount of $1.0 million and $1.2 million were recorded in fiscal 2002 and 2001, respectively. Amounts accrued as of December 31, 2002 and 2001 related to the plans were $3.2 million and $1.8 million, respectively.
     The company has a deferred compensation plan that enables certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. The company matches contributions under this plan at a rate equal to an employee's profit sharing percentage plus one percent. Effective January 1, 2002, the company amended its deferred compensation plan to provide plan participants the ability to direct deferrals and company matching contributions into two separate investment programs, Program A and Program B.

The investment assets in Program A and B are held in two separate Deferred Compensation Plans, which restrict the company's use and access to the funds but which are also subject to the claims of the company's general creditors. Program A invests solely in the company's stock; dividends paid on the company's stock are automatically reinvested; and all distributions must be made in company stock. Program B offers a variety of investment options but does not include company stock as an investment option. All distributions from Program B must be made in cash. Participants cannot transfer assets between programs. As a result of this amendment, the company reclassified approximately $7.0 million from other non-current liabilities to a contra equity account offsetting treasury stock.
     Program A is accounted for as a plan which does not permit diversification. As a result, the company stock held by Program A is classified in equity in a manner similar to accounting for treasury stock. The deferred compensation obligation is classified as an equity instrument. Changes in the fair value of the company's stock and the compensation obligation are not recognized. The assets and obligation for Program A were both $1.4 million at December 31, 2002. These amounts are offset in the Consolidated Statement of Stockholders' Equity.
     Program B is accounted for as a plan which permits diversification. As a result, the assets held by Program B are classified as an asset in the Consolidated Balance Sheet and changes in the fair value of the assets are recognized in earnings. The deferred compensation obligation is classified as a liability in the Consolidated Balance Sheet and adjusted, with a charge or credit to compensation cost, to reflect changes in the fair value of the obligation. The assets, included in other non-current assets, and obligation, included in other non-current liabilities, were both $8.0 million at December 31, 2002. The net im-pact on the Consolidated Statement of Earnings was $0 for the year ended December 31, 2002.

17. Leases
The company leases various property, plant and equipment. Terms of the leases vary, but generally require the company to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Rental expense attributable to operating leases was $20.3 million, $14.6 million, and $8.1 million in 2002, 2001, and 2000, respectively. Future minimum rental obligations under noncancelable operating leases, as of December 31, 2002, are payable as follows:
2003	$23,354
2004	19,176
2005	15,076
2006	12,344
2007	11,232
Thereafter	33,515

18. Business Segments
The company identifies its segments using the "management approach," which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the company's reportable segments.
     The company has three reportable segments: Crane, Foodservice, and Marine.
     Crane products consist primarily of lattice-boom crawler cranes, mobile telescopic cranes, tower cranes, boom trucks and aerial work platforms. Crane also specializes in crane rebuilding and remanufacturing services. The crane products are marketed under the Manitowoc, Potain, Grove, National and Manlift brand names and are used in a wide variety of applications, including energy, petrochemical and industrial projects, infrastructure development such as road, bridge and airport construction, commercial and high-rise residential construction, mining and dredging. The Crane segment is mainly impacted by the level of activities related to heavy construction and infrastructure projects around the world.
     Foodservice products consist primarily of commercial ice-cube machines, ice/beverage dispensers, commercial walk-in and reach-in refrigerators and freezers, refrigerated undercounter and food preparation tables, private label residential refrigerators and freezers, backroom beverage equipment, and distribution services. Foodservice products serve the lodging, restaurant, health care, convenience store, soft-drink bottling and institutional foodservice markets, which are impacted by demographic changes and business cycles.
     Marine provides new construction, ship-repair and maintenance services to foreign and domestic vessels operating on the Great Lakes as well as miscellaneous industrial services. Marine is also a leading provider of Great Lakes and oceangoing mid-sized commercial, research, and military vessels. Marine serves the Great Lakes maritime market consisting of both U.S. and Canadian fleets, inland waterway operators, and oceangoing vessels that transit the Great Lakes and St. Lawrence Seaway.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain expenses are not allocated to the segments. These unallocated expenses are corporate overhead, amortization expense of intangible assets with indefinite lives, interest expense, and income taxes. The company evaluates segment performance based upon profit or loss before the aforementioned expenses.
     Financial information relating to the company's reportable segments for the years ended December 31, 2002, 2001, and 2000 is as follows:
	2002	2001	2000
Net Sales from Continuing Operations:
Crane	$724,214	$453,244	$275,265
Foodservice	462,906	411,637	425,080
Marine	219,457	181,677	71,942
Total	$1,406,577	$1,046,558	$772,287
Operating Earnings from Continuing Operations:
Crane	$60,984	$64,319	$53,051
Foodservice	60,649	57,942	61,368
Marine	19,934	18,924	8,902
Corporate	(15,171)	(11,961)	(12,313)
Total	126,396	129,224	111,008
Amortization	(2,001)	(11,094)	(6,721)
Plant Relocation Costs	(3,900)	--	--
Restructuring Costs	(7,709)	--	--
Total	$112,786	$118,130	$104,287
Capital Expenditures:
Crane	$19,116	$17,032	$2,117
Foodservice	4,107	7,307	8,883
Marine	1,490	2,908	1,481
Corporate	8,283	1,857	168
Total	$32,996	$29,104	$12,649
Total Assets:
Crane	$1,022,771	$577,920	$171,867
Foodservice	320,840	368,363	359,196
Marine	93,983	77,291	75,757
Corporate	139,529	57,238	35,710
Total	$1,577,123	$1,080,812	$642,530

Net sales from continuing operations and long-lived asset information by geographic area as of and for the years ended December 31 are as follows:
	Sales			Long-Lived Assets
	2002	2001	2000	2002	2001
United States	$934,955	$789,849	$692,858	$493,868	$470,024
Other North America	25,711	17,333	25,132	--	--
Europe	324,124	179,085	17,375	425,783	272,410
Asia	68,390	31,264	17,393	9,454	5,575
Middle East	18,885	6,905	5,479	--	--
Central and South America	7,410	6,468	4,873	853	1,216
Africa	7,291	6,180	3,277	--	--
South Pacific & Caribbean	13,275	6,872	5,900	--	--
Australia	6,536	2,602	--	--	497
Total	$1,406,577	$1,046,558	$772,287	$929,958	$749,722

Foreign revenue is based upon the location of the customer.

19. Subsidiary Guarantors of Senior Subordinated Notes due 2011
The following tables present condensed consolidating financial information for (a) the parent company, The Manitowoc Company, Inc. (Parent); (b) on a combined basis, the guarantors of the Senior Subordinated Notes due 2011, which include substantially all of the domestic wholly owned subsidiaries of the company (Subsidiary Guarantors); and (c) on a combined basis, the wholly and partially owned foreign subsidiaries of the company and National Crane Corporation, which do not guarantee the Senior Subordinated Notes due 2011 (Non-Guarantor Subsidiaries). Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are fully and unconditionally, jointly and severally liable under the guarantees, and the company believes such separate statements or disclosures would not be useful to investors.

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2002		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$--	$926,763	$479,814	$--	$1,406,577
Costs and expenses:
Cost of sales	--	695,776	384,443	--	1,080,219
Engineering, selling and administrative	14,150	123,181	62,631	--	199,962
Amortization expense	--	--	2,001	--	2,001
Plant consolidation costs	--	3,900	--	--	3,900
Restructuring costs	--	7,709	--	--	7,709
Total costs and expenses	14,150	830,566	449,075	--	1,293,791
Earnings (loss) from operations	(14,150)	96,197	30,739	--	112,786
Other income (expense):
Interest expense	(46,790)	1,415	(6,588)	--	(51,963)
Management fee income (expense)	20,600	(20,839)	239	--	--
Other expense - net	(12,620)	885	13,692	--	1,957
Total other income (expense)	(38,810)	(18,539)	7,343	--	(50,006)

Earnings (loss) from continuing operations before taxes on income and equity in earnings of subsidiaries	(52,960)	77,658	38,082	--	62,780
Provision (benefit) for taxes on income	(42,127)	61,773	2,955	--	22,601
Earnings (loss) from continuing operations before equity in
earnings of subsidiaries	(10,833)	15,885	35,127	--	40,179
Equity in earnings of subsidiaries	51,012	--	--	(51,012)	--
Earnings (loss) from continuing operations	40,179	15,885	35,127	(51,012)	40,179
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $866	1,576	1,576	--	(1,576)	1,576
Loss on sale of discontinued operations, net of income taxes of $10,853	(25,457)	(25,457)	--	25,457	(25,457)
Cumulative effect of accounting change, net of taxes of $14,200	(36,800)	(36,800)	--	36,800	(36,800)
Net earnings (loss)	$(20,502)	$(44,796)	$35,127	$9,669	$(20,502)

n

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$--	$833,836	$212,722	$--	$1,046,558
Costs and expenses:
Cost of sales	--	604,775	165,419	--	770,194
Engineering, selling and administrative	11,962	108,396	26,782	--	147,140
Amortization expense	336	7,410	3,348	--	11,094
Total costs and expenses	12,298	720,581	195,549	--	928,428
Earnings (loss) from operations	(12,298)	113,255	17,173	--	118,130
Other income (expense):
Interest expense	(26,937)	(8,673)	(1,798)	--	(37,408)
Management fee income (expense)	13,803	(13,803)	--	--	--
Other expense - net	(1,004)	(912)	669	--	(1,247)
Total other income (expense)	(14,138)	(23,388)	(1,129)	--	(38,655)

Earnings (loss) from continuing operations before taxes on
income and equity in earnings of subsidiaries	(26,436)	89,867	16,044	--	79,475
Provision (benefit) for taxes on income	(10,906)	37,074	4,566	--	30,734
Earnings (loss) from continuing operations before equity in earnings of subsidiaries	(15,530)	52,793	11,478	--	48,741
Equity in earnings of subsidiaries	64,271	--	--	(64,271)	--
Earnings (loss) from continuing operations	48,741	52,793	11,478	(64,271)	48,741
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $83	131	131	--	(131)	131
Extraordinary loss on debt extinguishment,
net of income tax benefit of $2,216	(3,324)	--	--	--	(3,324)
Net earnings (loss)	$45,548	$52,924	$11,478	$(64,402)	$45,548

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2000		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$--	$746,985	$25,302	$--	$772,287
Costs and expenses:
Cost of sales	--	534,016	20,287	--	554,303
Engineering, selling and administrative	12,313	91,817	2,846	--	106,976
Amortization expense	830	5,872	19	--	6,721
Total costs and expenses	13,143	631,705	23,152	--	668,000
Earnings (loss) from operations	(13,143)	115,280	2,150	--	104,287
Other income (expense):
Interest expense	(4,052)	(8,757)	--	--	(12,809)
Management fee income (expense)	12,961	(12,961)	--	--	--
Other expense - net	(485)	(1,324)	(228)	--	(2,037)
Total other income (expense)	8,424	(23,042)	(228)	--	(14,846)

Earnings (loss) from continuing operations before taxes on
income and equity in earnings of subsidiaries	(4,719)	92,238	1,922	--	89,441
Provision (benefit) for taxes on income	(1,780)	34,797	252	--	33,269
Earnings (loss) from continuing operations before equity in
earnings of subsidiaries	(2,939)	57,441	1,670	--	56,172
Equity in earnings of subsidiaries	59,111	--	--	(59,111)	--
Earnings (loss) from continuing operations	56,172	57,441	1,670	(59,111)	56,172
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $83	4,096	4,096	--	(4,096)	4,096
Net earnings (loss)	$60,268	$61,537	$1,670	$(63,207)	$60,268

Condensed Consolidating Balance Sheet
As of December 31, 2002		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations		Consolidated
Assets
Current Assets:
Cash and cash equivalents	$2,650	$(3,982)	$29,367	$--		$28,035
Marketable securities	2,371	--	--	--		2,371
Accounts receivable	3,934	87,440	134,717	--		226,091
Inventories	--	112,425	142,793	--		255,218
Deferred tax assets	72,887	215	23,639	--		96,741
Other	427	34,899	3,382	--		38,708
Total current assets	82,269	230,997	333,898	--		647,164
Property, plant and equipment - net	12,687	148,153	158,461	--		319,301
Goodwill - net	--	229,383	150,955			380,338
Other intangible assets - net	--	--	127,299	--		127,299
Deferred income taxes	9,931	9,731	--	--		19,662
Other non-current assets	34,639	8,767	39,953	--		83,359
Equity in affiliates	1,027,876	--	--	(1,027,876)		--
Total assets	$1,167,402	$627,031	$810,566	$(1,027,876	) $	1,577,123

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$20,458	$181,955	$184,077	$--		$386,490
Current portion long-term debt	28,419	--	4,909	--		33,328
Short-term borrowings	2,000	--	7,304	--		9,304
Product warranties	--	19,764	11,512	--		31,276
Total current liabilities	50,877	201,719	207,802	--		460,398

Non-Current Liabilities:
Long-term debt, less current portion	609,836	209	13,502	--		623,547
Pension obligation	10,357	22,223	33,471	--		66,051
Postretirement and other health benefit obligations	925	64,852	--	--		65,777
Intercompany payable/(receivable) - net	202,370	(346,609)	144,239	--		--
Other non-current liabilities	(2,078)	9,069	59,244	--		66,235
Total non-current liabilities	821,410	(250,256)	250,456	--		821,610

Stockholders' Equity	295,115	675,568	352,308	(1,027,876)		295,115

Total liabilities and stockholders' equity	$1,167,402	$627,031	$810,566	$(1,027,876	) $	1,577,123

Condensed Consolidating Balance Sheet
As of December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations		Consolidated
Assets
Current Assets:
Cash and cash equivalents	$4,456	$141	$18,984	$--		$23,581
Marketable securities	2,151	--	--	--		2,151
Accounts receivable	43	67,159	74,009	--		141,211
Inventories	--	67,005	56,051	--		123,056
Deferred income taxes	18,873	--	9,473	--		28,346
Other current assets	203	10,271	2,271	--		12,745
Total current assets	25,726	144,576	160,788	--		331,090
Property, plant and equipment - net	5,038	98,634	71,712	--		175,384
Goodwill - net	1,194	300,445	206,100	--		507,739
Intangible assets - net	--	--	--	--		--
Other non-current assets	25,081	26,417	15,101	--		66,599
Equity in affiliates	943,466	--	--	(943,466)		--
Total assets	$1,000,505	$570,072	$453,701	$(943,466	) $	1,080,812

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$18,853	$126,447	$90,831	$--		$236,131
Current portion long-term debt	24,558	--	6,529	--		31,087
Short-term borrowings	5,900	--	5,061	--		10,961
Product warranties	--	13,575	4,407	--		17,982
Total current liabilities	49,311	140,022	106,828	--		296,161

Non-Current Liabilities:
Long-term debt, less current portion	435,165	--	11,357	--		446,522
Pension obligations	--	2,809	--	--		2,809
Postretirement and other health benefit obligations	1,003	16,297	2,939	--		20,239
Intercompany payable/(receivable) - net	231,140	(238,568)	7,428	--		--
Deferred income taxes	422	4,721	--	--		5,143
Other non-current liabilities	19,669	370	26,104	--		46,143
Total non-current liabilities	687,399	(214,371)	47,828	--		520,856

Stockholders' Equity	263,795	644,421	299,045	(943,466)		263,795

Total liabilities and stockholders' equity	$1,000,505	$570,072	$453,701	$(943,466	) $	1,080,812

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2002		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$(62,730)	$205,409	$(48,140)	$94,539

Cash Flows from Investing:
Business acquisitions - net of cash acquired	--	8,363	(7,387)	976
Capital expenditures	(8,284)	(9,707)	(15,005)	(32,996)
Proceeds from sale of property, plant, and equipment	19	(101)	16,781	16,699
Purchase of marketable securities - net	(220)	--	--	(220)
Intercompany investments	(60,882)	--	60,882	--
Net cash provided by (used for) investing activities of continuing operations	(69,367)	(1,445)	55,271	(15,541)
Net cash provided by investing activities of discontinued operations	--	11,108	--	11,108
Net cash provided by (used for) investing actvities	(69,367)	9,663	55,271	(4,433)
Cash Flows from Financing:
Proceeds from long-term debt	--	--	--	--
Payments on Grove borrowings	--	(198,328)	--	(198,328)
Proceeds from senior subordinated notes	175,000	--	--	175,000
Payments on long-term debt	(28,258)	(11,547)	525	(39,280)
Proceeds (payments) from revolver borrowings - net	(3,900)	(9,320)	2,977	(10,243)
Proceeds (payments) from issuance of commercial paper - net	--	--	--	--
Debt acquisition costs	(6,630)	--	--	(6,630)
Dividends paid	(7,432)	--	--	(7,432)
Exercises of stock options	1,511	--	--	1,511
Net cash provided by (used for) financing activities	130,291	(219,195)	3,502	(85,402)
Effect of exchange rate changes on cash	--	--	(250)	(250)
Net increase (decrease) in cash and cash equivalents	(1,806)	(4,123)	10,383	4,454
Balance at beginning of year	4,456	141	18,984	23,581
Balance at end of year	$2,650	$(3,982)	$29,367	$28,035

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$(54,029)	$9,751	$150,893	$106,615

Cash Flows from Investing:
Business acquisitions - net of cash acquired	--	(954)	(284,579)	(285,533)
Capital expenditures	(1,857)	(13,901)	(13,346)	(29,104)
Proceeds from sale of property, plant, and equipment	--	662	9,557	10,219
Purchase of marketable securities - net	(107)	--	--	(107)
Intercompany investments	(163,535)	--	163,535	--
Net cash used for investing activities of continuing operations	(165,499)	(14,193)	(124,833)	(304,525)
Net cash used for investing activities of discontinued operations	--	(157)	--	(157)
Net cash used for investing activities	(165,499)	(14,350)	(124,833)	(340,682)

Cash Flows from Financing:
Proceeds from long-term debt	345,116	--	--	345,116
Proceeds from senior subordinated notes	156,118	--	--	156,118
Payments on long-term debt	(159,632)	--	(2,257)	(161,889)
Proceeds (payments) from revolver borrowings - net	(75,100)	--	(3,627)	(78,727)
Proceeds (payments) from issuance of commercial paper - net	(24,700)	--	--	(24,700)
Debt acquisition costs	(21,023)	--	--	(21,023)
Dividends paid	(257)	--	(7,101)	(7,358)
Exercises of stock options	183	--	--	183
Net cash provided by (used for) financing activities	220,705	--	(12,985)	207,720
Effect of exchange rate changes on cash	--	--	(55)	(55)
Net increase (decrease) in cash and cash equivalents	1,177	(4,599)	13,020	9,598
Balance at beginning of year	3,279	4,740	5,964	13,983
Balance at end of year	$4,456	$141	$18,984	$23,581

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2000		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$(78,759)	$140,967	$839	$63,047

Cash Flows from Investing:
Business acquisitions - net of cash acquired	--	(96,565)	(2,417)	(98,982)
Capital expenditures	(168)	(12,617)	136	(12,649)
Proceeds from sale of property, plant, and equipment	53	3,428	--	3,481
Purchase of marketable securities - net	(121)	--	--	(121)
Intercompany investments	30,998	(34,236)	3,238	--
Net cash used for investing activities of continuing operations	30,762	(139,990)	957	(108,271)
Net cash used for investing activities of discontinued operations	--	(766)	--	(766)
Net cash used for investing activities	30,762	(140,756)	957	(109,037)

Cash Flows from Financing:
Proceeds from long-term debt	--	--	--	--
Proceeds from senior subordinated notes	--	--	--	--
Payments on long-term debt	(1,093)	--	--	(1,093)
Proceeds (payments) from revolver borrowings - net	83,319	--	--	83,319
Proceeds (payments) from issuance of commercial paper - net	24,700	--	--	24,700
Debt acquisition costs	--	--	--	--
Dividends paid	(7,466)	(41)	--	(7,507)
Exercises of stock options	339	--	--	339
Treasury stock purchases	(49,752)	--	--	(49,752)
Net cash provided by (used for) financing activities	50,047	(41)	--	50,006
Effect of exchange rate changes on cash	--	--	(130)	(130)
Net increase (decrease) in cash and cash equivalents	2,050	170	1,666	3,886
Balance at beginning of year	3,274	2,530	4,293	10,097
Balance at end of year	$5,324	$2,700	$5,959	$13,983

20. Subsidiary Guarantors of Senior Subordinated Notes due 2012
The following tables present condensed consolidating financial information for (a) the parent company, The Manitowoc Company, Inc. (Parent); (b) on a combined basis, the guarantors of the Senior Subordinated Notes due 2012, which include substantially all of the domestic wholly owned subsidiaries of the company (Subsidiary Guarantors); and (c) on a combined basis, the wholly and partially owned foreign subsidiaries of the company, National Crane Corporation and Manitowoc Boom Trucks, Inc., which was sold by the company during the fourth quarter of 2002, all of which do not guarantee the Senior Subordinated Notes due 2012 (Non-Guarantor Subsidiaries). Separate financial statements of the Subsidiary Guarantors are not presented because the guarantors are fully and unconditionally, jointly and severally liable under the guarantees, and the company believes such separate statements or disclosures would not be useful to investors.

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2002		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$--	$926,763	$479,814	$--	$1,406,577
Costs and expenses:
Cost of sales	--	695,776	384,443	--	1,080,219
Engineering, selling and administrative	14,150	123,181	62,631	--	199,962
Amortization expense	--	--	2,001	--	2,001
Plant consolidation costs	--	3,900	--	--	3,900
Restructuring costs	--	7,709	--	--	7,709
Total costs and expenses	14,150	830,566	449,075	--	1,293,791
Earnings (loss) from operations	(14,150)	96,197	30,739	--	112,786
Other income (expense):
Interest expense	(46,790)	1,415	(6,588)	--	(51,963)
Management fee income (expense)	20,600	(20,839)	239	--	--
Other expense - net	(12,620)	885	13,692	--	1,957
Total other income (expense)	(38,810)	(18,539)	7,343	--	(50,006)
Earnings (loss) from continuing operations before taxes on
income and equity in earnings of subsidiaries	(52,960)	77,658	38,082	--	62,780
Provision (benefit) for taxes on income	(42,127)	61,773	2,955	--	22,601
Earnings (loss) from continuing operations before equity in
earnings of subsidiaries	(10,833)	15,885	35,127	--	40,179
Equity in earnings of subsidiaries	51,012	--	--	(51,012)	--
Earnings (loss) from continuing operations	40,179	15,885	35,127	(51,012)	40,179
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $866	1,576	753	823	(1,576)	1,576
Loss on sale of discontinued operations, net of income taxes of $10,853	(25,457)	(2,179)	(23,278)	25,457	(25,457)
Cumulative effect of accounting change, net of taxes of $14,200	(36,800)	(36,800)	--	36,800	(36,800)
Net earnings (loss)	$(20,502)	$(22,341)	$12,672	$9,669	$(20,502)

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$--	$833,836	$212,722	$--	$1,046,558
Costs and expenses:
Cost of sales	--	604,775	165,419	--	770,194
Engineering, selling and administrative	11,962	108,396	26,782	--	147,140
Amortization expense	336	7,410	3,348	--	11,094
Total costs and expenses	12,298	720,581	195,549	--	928,428
Earnings (loss) from operations	(12,298)	113,255	17,173	--	118,130
Other income (expense):
Interest expense	(26,937)	(8,673)	(1,798)	--	(37,408)
Management fee income (expense)	13,803	(13,803)	--	--	--
Other expense - net	(1,004)	(912)	669	--	(1,247)
Total other income (expense)	(14,138)	(23,388)	(1,129)	--	(38,655)

Earnings (loss) from continuing operations before taxes on
income and equity in earnings of subsidiaries	(26,436)	89,867	16,044	--	79,475
Provision (benefit) for taxes on income	(10,906)	37,074	4,566	--	30,734
Earnings (loss) from continuing operations before equity in
earnings of subsidiaries	(15,530)	52,793	11,478	--	48,741
Equity in earnings of subsidiaries	64,271	--	--	(64,271)	--
Earnings (loss) from continuing operations	48,741	52,793	11,478	(64,271)	48,741
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $83	131	956	(825)	(131)	131
Extraordinary loss on debt extinguishment,
net of income tax benefit of $2,216	(3,324)	--	--	--	(3,324)
Net earnings (loss)	$45,548	$53,749	$10,653	$(64,402)	$45,548

Condensed Consolidating Statement of Earnings
For the Year Ended December 31, 2000		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$--	$746,985	$25,302	$--	$772,287
Costs and expenses:
Cost of sales	--	534,016	20,287	--	554,303
Engineering, selling and administrative	12,313	91,817	2,846	--	106,976
Amortization expense	830	5,872	19	--	6,721
Total costs and expenses	13,143	631,705	23,152	--	668,000
Earnings (loss) from operations	(13,143)	115,280	2,150	--	104,287
Other income (expense):
Interest expense	(4,052)	(8,757)	--	--	(12,809)
Management fee income (expense)	12,961	(12,961)	--	--	--
Other expense - net	(485)	(1,324)	(228)	--	(2,037)
Total other income (expense)	8,424	(23,042)	(228)	--	(14,846)

Earnings (loss) from continuing operations before taxes on
income and equity in earnings of subsidiaries	(4,719)	92,238	1,922	--	89,441
Provision (benefit) for taxes on income	(1,780)	34,797	252	--	33,269
Earnings (loss) from continuing operations before equity in
earnings of subsidiaries	(2,939)	57,441	1,670	--	56,172
Equity in earnings of subsidiaries	59,111	--	--	(59,111)	--
Earnings (loss) from continuing operations	56,172	57,441	1,670	(59,111)	56,172
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $2,583	4,096	1,060	3,036	(4,096)	4,096
Extraordinary loss on debt extinguishment,
net of income tax benefit of $2,216	--	--	--	--	--
Net earnings (loss)	$60,268	$58,501	$4,706	$(63,207)	$60,268

Condensed Consolidating Balance Sheet
As of December 31, 2002		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations		Consolidated
Assets
Current Assets:
Cash and cash equivalents	$2,650	$(3,982)	$29,367	$--		$28,035
Marketable securities	2,371	--	--	--		2,371
Accounts receivable	3,934	87,440	134,717	--		226,091
Inventories	--	112,425	142,793	--		255,218
Deferred tax assets	72,887	215	23,639	--		96,741
Other	427	34,899	3,382	--		38,708
Total current assets	82,269	230,997	333,898	--		647,164
Property, plant and equipment - net	12,687	148,153	158,461	--		319,301
Goodwill - net	--	229,383	150,955			380,338
Other intangible assets - net	--	--	127,299	--		127,299
Deferred income taxes	9,931	9,731	--	--		19,662
Other non-current assets	34,639	8,767	39,953	--		83,359
Equity in affiliates	1,027,876	--	--	(1,027,876)		--
Total assets	$1,167,402	$627,031	$810,566	$(1,027,876	) $	1,577,123

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$20,458	$181,955	$184,077	$--		$386,490
Current portion long-term debt	28,419	--	4,909	--		33,328
Short-term borrowings	2,000	--	7,304	--		9,304
Product warranties	--	19,764	11,512	--		31,276
Total current liabilities	50,877	201,719	207,802	--		460,398

Non-Current Liabilities:
Long-term debt, less current portion	609,836	209	13,502	--		623,547
Pension obligation	10,357	22,223	33,471	--		66,051
Postretirement and other health benefit obligations	925	64,852	--	--		65,777
Intercompany payable/(receivable) - net	202,370	(346,609)	144,239	--		--
Other non-current liabilities	(2,078)	9,069	59,244	--		66,235
Total non-current liabilities	821,410	(250,256)	250,456	--		821,610
Stockholders' Equity	295,115	675,568	352,308	(1,027,876)		295,115
Total liabilities and stockholders' equity	$1,167,402	$627,031	$810,566	$(1,027,876	) $	1,577,123

Condensed Consolidating Balance Sheet
As of December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Eliminations		Consolidated
Assets
Current Assets:
Cash and cash equivalents	$4,456	$347	$18,778	$--		$23,581
Marketable securities	2,151	--	--	--		2,151
Accounts receivable	43	62,060	79,108	--		141,211
Inventories	--	49,746	73,310	--		123,056
Deferred income taxes	18,873	--	9,473	--		28,346
Other current assets	203	10,271	2,271	--		12,745
Total current assets	25,726	122,424	182,940	--		331,090
Property, plant and equipment - net	5,038	91,921	78,425	--		175,384
Goodwill - net	1,194	300,445	206,100	--		507,739
Intangible assets - net	--	--	--	--		--
Other non-current assets	25,081	26,417	15,101	--		66,599
Equity in affiliates	943,466	--	--	(943,466)		--
Total assets	$1,000,505	$541,207	$482,566	$(943,466	) $	1,080,812

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$18,853	$118,402	$98,876	$--		$236,131
Current portion long-term debt	24,558	--	6,529	--		31,087
Short-term borrowings	5,900	--	5,061	--		10,961
Product warranties	--	13,058	4,924	--		17,982
Total current liabilities	49,311	131,460	115,390	--		296,161

Non-Current Liabilities:
Long-term debt, less current portion	435,165	--	11,357	--		446,522
Pension obligations	--	2,809	--	--		2,809
Postretirement and other health benefit obligations	1,003	16,252	2,984	--		20,239
Intercompany payable/(receivable) - net	231,140	(271,738)	40,598	--		--
Deferred income taxes	422	4,721	--	--		5,143
Other non-current liabilities	19,669	370	26,104	--		46,143
Total non-current liabilities	687,399	(247,586)	81,043	--		520,856
Stockholders' Equity	263,795	657,333	286,133	(943,466)		263,795
Total liabilities and stockholders' equity	$1,000,505	$541,207	$482,566	$(943,466	) $	1,080,812

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2002		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$(62,730)	$210,367	$(53,098)	$94,539

Cash Flows from Investing:
Business acquisitions - net of cash acquired	--	8,363	(7,387)	976
Capital expenditures	(8,284)	(9,707)	(15,005)	(32,996)
Proceeds from sale of property, plant, and equipment	19	(101)	16,781	16,699
Purchase of marketable securities - net	(220)	--	--	(220)
Intercompany investments	(60,882)	--	60,882	--
Net cash provided by (used for) investing activities of continuing operations	(69,367)	(1,445)	55,271	(15,541)
Net cash provided by investing activities of discontinued operations	--	(75)	11,183	11,108
Net cash provided by (used for) investing activities	(69,367)	(1,520)	66,454	(4,433)
Cash Flows from Financing:
Proceeds from long-term debt	--	--	--	--
Payments on Grove borrowings	--	(198,328)	--	(198,328)
Proceeds from senior subordinated notes	175,000	--	--	175,000
Payments on long-term debt	(28,258)	(11,547)	525	(39,280)
Proceeds (payments) from revolver borrowings - net	(3,900)	(9,320)	2,977	(10,243)
Proceeds (payments) from issuance of commercial paper - net	--	--	--	--
Debt acquisition costs	(6,630)	--	--	(6,630)
Dividends paid	(7,432)	--	--	(7,432)
Exercises of stock options	1,511	--	--	1,511
Net cash provided by (used for) financing activities	130,291	(219,195)	3,502	(85,402)
Effect of exchange rate changes on cash	--	--	(250)	(250)
Net increase (decrease) in cash and cash equivalents	(1,806)	(10,348)	16,608	4,454
Balance at beginning of year	4,456	347	18,778	23,581
Balance at end of year	$2,650	$(10,001)	$35,386	$28,035

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2001		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$(54,029)	$10,716	$149,928	$106,615

Cash Flows from Investing:
Business acquisitions - net of cash acquired	--	(954)	(284,579)	(285,533)
Capital expenditures	(1,857)	(13,901)	(13,346)	(29,104)
Proceeds from sale of property, plant, and equipment	--	662	9,557	10,219
Purchase of marketable securities - net	(107)	--	--	(107)
Intercompany investments	(163,535)	--	163,535	--
Net cash used for investing activities of continuing operations	(165,499)	(14,193)	(124,833)	(304,525)
Net cash used for investing activities of discontinued operations	--	(134)	(23)	(157)
Net cash used for investing activities	(165,499)	(14,327)	(124,856)	(304,682)

Cash Flows from Financing:
Proceeds from long-term debt	345,116	--	--	345,116
Proceeds from senior subordinated notes	156,118	--	--	156,118
Payments on long-term debt	(159,632)	--	(2,257)	(161,889)
Proceeds (payments) from revolver borrowings - net	(75,100)	--	(3,627)	(78,727)
Proceeds (payments) from issuance of commercial paper - net	(24,700)	--	--	(24,700)
Debt acquisition costs	(21,023)	--	--	(21,023)
Dividends paid	(257)	--	(7,101)	(7,358)
Exercises of stock options	183	--	--	183
Net cash provided by (used for) financing activities	220,705	--	(12,985)	207,720
Effect of exchange rate changes on cash	--	--	(55)	(55)
Net increase (decrease) in cash and cash equivalents	1,177	(3,611)	12,032	9,598
Balance at beginning of year	3,279	4,740	5,964	13,983
Balance at end of year	$4,456	$1,129	$17,996	$23,581

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2000		Subsidiary	Non-Guarantor
(In Thousands)	Parent	Guarantors	Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$(78,759)	$133,745	$8,061	$63,047

Cash Flows from Investing:
Business acquisitions - net of cash acquired	--	(96,565)	(2,417)	(98,982)
Capital expenditures	(168)	(12,617)	136	(12,649)
Proceeds from sale of property, plant, and equipment	53	3,428	--	3,481
Purchase of marketable securities - net	(121)	--	--	(121)
Intercompany investments	30,998	(34,236)	3,238	--
Net cash used for investing activities of continuing operations	30,762	(139,990)	957	(108,271)
Net cash used for investing activities of discontinued operations	--	(213)	(553)	(766)
Net cash used for investing activities	30,762	(140,203)	404	(109,037)

Cash Flows from Financing:
Proceeds from long-term debt	--	--	--	--
Proceeds from senior subordinated notes	--	--	--	--
Payments on long-term debt	(1,093)	--	--	(1,093)
Proceeds (payments) from revolver borrowings - net	83,319	--	--	83,319
Proceeds (payments) from issuance of commercial paper - net	24,700	--	--	24,700
Debt acquisition costs	--	--	--	--
Dividends paid	(7,466)	(41)	--	(7,507)
Exercises of stock options	339	--	--	339
Treasury stock purchases	(49,752)	--	--	(49,752)
Net cash provided by (used for) financing activities	50,047	(41)	--	50,006
Effect of exchange rate changes on cash	--	--	(130)	(130)
Net increase (decrease) in cash and cash equivalents	2,050	(6,499)	8,335	3,886
Balance at beginning of year	3,274	2,530	4,293	10,097
Balance at end of year	$5,324	$(3,969)	$12,628	$13,983

21. Subsequent Event
After entertaining offers from several interested parties, on February 14, 2003, the company completed the sale of Femco Machine Company, Inc. (Femco) to a group of private investors led by certain current Femco management and employees. Femco, a business in the Crane segment, is a provider of aftermarket replacement parts for cranes and excavators, in addition to industrial repair and rebuilding services. As explained in Note 3. "Discontinued Operations," the company reported Femco as a discontinued operation in accordance with SFAS No. 144 in 2002. The sale included substantially all of the assets and liabilities of Femco. Cash proceeds from the sale were approximately $6.6 million and are subject to post closing adjustments. The company anticipates a minimal gain from the sale, which will be reported in discontinued operations in the first quarter of 2003.

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
     The company's independent accountants, PricewaterhouseCoopers LLP, audited the company's consolidated financial statements and issued the opinion below.

/s/ Terry D. Growcock

Terry D. Growcock
Chairman & Chief Executive Officer

/s/ Timothy M. Wood

Timothy M. Wood
Vice President & Chief Financial Officer

Report of Independent Accountants

To the Stockholders and Board of Directors of
The Manitowoc Company, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of The Manitowoc Company, Inc. and its Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 6 to the consolidated financial statements, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 4, 2003, except as to Note 21 for
which the date is February 14, 2003

Investor Information

Corporate Headquarters
The Manitowoc Company, Inc.
2400 South 44th Street
P.O. Box 66
Manitowoc, WI 54221-0066
Telephone: 920-684-4410
Telefax: 920-652-9778

Independent Accountants
PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee, WI 53202

Stock Transfer Agent & Registrar
Equiserv Trust Company, N.A.

Registered and First Class Mail:
P.O. Box 43069
Providence, RI 02940-3069

Overnight or Other Delivery:
150 Royall Street
Canton, MA 02021

Telephone: 1-800-519-3111
1-800-952-9245 (Hearing impaired in US)
1-781-575-2692 (Hearing impaired outside US)

Annual Meeting & Related Information
The annual meeting of Manitowoc Company shareholders will be held at 9:00 a.m., CDT, Tuesday, May 6, 2003, in the ballroom of the Holiday Inn at 4601 Calumet Avenue, Manitowoc, WI. We encourage shareholders to participate in this meeting in person or by proxy.

Stock Listing
Manitowoc's common stock is traded on the New York Stock Exchange and is identified by the ticker symbol MTW. Current trading volume, share price, dividends, and related information can be found in the financial section of most daily newspapers.

     Quarterly common stock price information for our three most recent fiscal years can be found on page 37 of this annual report. Shares of Manitowoc's common stock have been publicly traded since 1971.

Manitowoc Shareholders
On December 31, 2002, there were 26,412,735 shares of Manitowoc common stock outstanding. On that date, there were 2,746 shareholders of record.

Form 10-K Report
Each year Manitowoc files its Annual Report on Form 10-K with the Securities and Exchange Commission. Most of the financial information contained in that report is included in this Annual Report to Shareholders.

   A copy of Form 10-K, as filed with the Securities and Exchange Commission for 2002, may be obtained by any shareholder, without charge, upon written request to:
     Maurice D. Jones
     Vice President, General Counsel & Secretary
     The Manitowoc Company, Inc.
     P.O. Box 66
     Manitowoc, WI 54221-0066

Corporate Governance Guidelines & Code of Ethics
The Manitowoc Company's corporate governance guidelines, committee charters, and code of ethics are posted in the investor relations section of our Web site. This information may also be obtained by any shareholder, without charge, upon written request to Maurice D. Jones, Vice President, General counsel & Secretary, at the company's address indicated in the preceding paragraph.

Dividends
Manitowoc has paid continuous dividends, without interruption, since 1971. On February 14, 2001, Manitowoc switched from a quarterly dividend to an annual dividend. At its regular fall meeting each year, the board of directors will determine the amount and timing of the company's annual dividend.

Dividend Reinvestment & Stock Purchase Plan
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
   To receive an information booklet and enrollment form, please contact our stock transfer agent and registrar, Equiserv Trust Company, N.A.
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

Investor Inquiries
Security analysts, portfolio managers, individual investors, and media professionals seeking information about Manitowoc are encouraged to visit our Web site, or contact the following individuals:

Analysts & Portfolio Managers
Timothy M. Wood
Vice President & Chief Financial Officer
Telephone: 920-652-1767
Telefax: 920-652-9775

Media Inquiries
Steven C. Khail
Director of Investor Relations & Corporate Communications
Telephone: 920-652-1713
Telefax: 920-652-9775

General Inquiries
Joan Risch
Shareholder Relations
Telephone: 920-652-1731
Telefax: 920-652-9775

Quarterly Earnings
Manitowoc is planning to announce its quarterly earnings for calendar 2003 according to the following schedule:
1st Quarter - April 30, 2003
2nd Quarter - July 24, 2003
3rd Quarter - October 23, 2003
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

IBC